As filed with the Securities and Exchange Commission on August 19, 2020

Registration No. 333-239372

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

resTORbio, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	2834	81-3305277
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

resTORbio, Inc.

500 Boylston Street, 13th Floor

Boston, MA 02116

(857) 315-5528

(Address including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Chen Schor

President and Chief Executive Officer

resTORbio, Inc.

500 Boylston Street, 13th Floor

Boston, MA 02116

(857) 315-5528

(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:

Mitchell S. Bloom, Esq. Danielle M. Lauzon, Esq. Andrew H. Goodman, Esq. Goodwin Procter LLP 100 Northern Ave Boston, Massachusetts 02210 Telephone: (617) 570-1000	James M. Krenn, Esq. John A. de Groot, Esq. Morrison & Foerster LLP 12531 High Bluff Drive, Suite 100 San Diego, California 92011 Telephone: (858) 720-5100

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13(e)-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common stock, $0.0001 par value per share	28,141,955	N/A	$4,384.99	$1.00(4)

(1)

Relates to shares of common stock, $0.0001 par value per share, of resTORbio, Inc., a Delaware corporation (referred to as “resTORbio”), issuable to holders of common stock, $0.0001 par value per share, of Adicet Bio, Inc., a Delaware corporation (referred to as “Adicet”), holders of preferred stock, $0.0001 par value per share, of Adicet and warrants and options to purchase common stock or preferred stock of Adicet in the proposed merger of Project Oasis Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of resTORbio, with and into Adicet (referred to as the “merger”). The amount of resTORbio common stock to be registered is based on the estimated number of shares of resTORbio common stock that are expected to be issued pursuant to the merger, after taking into account the effect of a reverse stock split of resTORbio common stock, assuming an exchange ratio of 0.8555 shares of resTORbio common stock for each outstanding share of Adicet common stock or Adicet preferred stock and for each option and warrant exercisable for shares of Adicet common stock or Adicet preferred stock.

(2)

Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(2) of the Securities Act of 1933, as amended. Adicet is a private company with no market for its securities and has an accumulated capital deficit. Therefore, the proposed maximum aggregate offering price is one-third of the aggregate par value of the Adicet securities expected to be exchanged in the proposed merger.

(3)	This fee has been calculated pursuant to Section 6(b) of the Securities Act of 1933, as amended.
(4)

The Registrant previously paid $1.00 of the total registration fee in connection with the previous filing of this registration statement on June 23, 2020 with respect to 28,141,955 shares of resTORbio common stock listed on the calculation fee table of such filing.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus/information statement is not complete and may be changed. resTORbio may not sell its securities pursuant to the proposed transactions until the Registration Statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus/information statement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED AUGUST 19, 2020

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of resTORbio, Inc. and Adicet Bio, Inc.:

resTORbio, Inc. (referred to as “resTORbio”) and Adicet Bio, Inc. (referred to as “Adicet”) have entered into an Agreement and Plan of Merger (referred to as the “merger agreement”) pursuant to which Project Oasis Merger Sub, Inc., a wholly owned subsidiary of resTORbio, will merge with and into Adicet, with Adicet surviving as a wholly owned subsidiary of resTORbio (referred to as the “merger”). Adicet and resTORbio believe that the merger will result in a combined company that will leverage Adicet’s scientific and product development expertise and pipeline of engineered immune cell therapeutics for cancer based on its proprietary gamma delta T cell therapy platform, provide the resources for the combined company to advance multiple programs into the clinic, including Adicet’s lead candidate, ADI-001, a gamma delta chimeric antigen receptor (“CAR”)-T cell therapy targeting CD20, and expand the combined company’s pipeline in oncology and other indications.

At the effective time of the merger, each share of (x) common stock of Adicet, $0.0001 par value per share (referred to as “Adicet common stock”), and (y) preferred stock of Adicet, $0.0001 par value per share (referred to as “Adicet preferred stock” and, together with the Adicet common stock, “Adicet capital stock”), outstanding immediately prior to the effective time, excluding any shares of Adicet capital stock held as treasury stock and shares held by Adicet stockholders who have exercised and perfected appraisal rights, will be converted into the right to receive approximately 0.8555 shares of resTORbio common stock (referred to as the “exchange ratio”), subject to adjustment to account for the effect of a reverse stock split of resTORbio common stock, at a ratio mutually agreed to by resTORbio and Adicet in the range of 1-for-4 to 1-for-12 shares outstanding (or any number in between) (referred to as the “reverse stock split”), to be implemented immediately prior to and contingent upon the consummation of the merger, as discussed in this proxy statement/prospectus/information statement. This exchange ratio is an estimate only and is based upon resTORbio’s and Adicet’s capitalization as of August 4, 2020. The final exchange ratio will be determined pursuant to a formula described in more detail in the merger agreement and in this proxy statement/prospectus/information statement.

At the effective time of the merger, each outstanding and unexercised option to purchase Adicet’s common stock (referred to as “Adicet options”), whether vested or unvested, issued pursuant to the Adicet 2015 Stock Incentive Plan (referred to as the “Adicet 2015 plan”) and a subset of options issued pursuant to the Adicet 2014 Share Option Plan (referred to as the “Adicet 2014 plan” and, together with the Adicet 2015 plan, referred to collectively as the “Adicet plans”) will be converted into options to purchase a number of shares of resTORbio common stock based on the exchange ratio, subject to the terms of and adjustments in the merger agreement. Adicet warrants with rights to acquire Adicet capital stock will be converted into rights to acquire a certain number of shares of resTORbio common stock based on the exchange ratio, subject to the terms of and adjustments in the merger agreement.

resTORbio’s stockholders will continue to own and hold their existing shares of resTORbio common stock, subject to adjustment for the reverse stock split. The vesting of all outstanding resTORbio options will be accelerated in full as of immediately prior to the effective time of the merger. All out-of-the-money resTORbio options will be cancelled for no consideration. All in-the-money resTORbio options will remain outstanding after the completion of the merger in accordance with their terms. In addition, all outstanding unvested resTORbio restricted stock units will be accelerated in full effective as of immediately prior to the effective time of the merger, and for each outstanding and unsettled resTORbio restricted stock unit, the holder thereof shall receive a number of shares of resTORbio common stock equal to the number of vested and unsettled shares underlying such resTORbio restricted stock units (reduced by the number of shares of resTORbio common stock necessary to satisfy applicable tax withholding obligations at the maximum statutory rate).

Immediately following the effective time of the merger, the former equityholders of Adicet are expected to hold approximately 75% of the outstanding shares of resTORbio common stock on a fully-diluted basis and the current equityholders of resTORbio are expected to hold approximately 25% of the outstanding shares of resTORbio common stock on a fully-diluted basis (in each case excluding equity incentives available for grant).

Shares of resTORbio common stock are currently listed on The Nasdaq Global Select Market (referred to as “Nasdaq”) under the symbol “TORC.” In connection with completion of the merger, resTORbio will be renamed “Adicet Bio, Inc.” and expects to trade on Nasdaq under the symbol “ACET.” On August 18, 2020, the last trading day before the date of this proxy statement/prospectus/information statement, the closing sale price of resTORbio common stock on Nasdaq was $2.23 per share.

resTORbio is holding a special meeting of its stockholders (referred to as the “special meeting”) in order to obtain the stockholder approvals necessary to complete the merger and related matters. The special meeting will be held at 8:00 a.m., Eastern Time, on September 15, 2020, unless postponed or adjourned to a later date. In light of the novel coronavirus disease (referred to as “COVID-19”) pandemic and to support the well-being of resTORbio’s stockholders and partners, the special meeting will be completely virtual. You may attend the meeting and vote your shares electronically during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/TORC2020SM. You will need the control number that is printed on your proxy card to enter the special meeting. resTORbio recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the special meeting starts. Please note that you will not be able to attend the special meeting in person.

At the special meeting, resTORbio will ask its stockholders:

1)

To approve the issuance of resTORbio common stock pursuant to the merger agreement, which approval is necessary to complete the merger and the other transactions contemplated by the merger agreement (referred to as the “contemplated transactions”). Pursuant to the rules of The Nasdaq Stock Market LLC (referred to as the “Nasdaq rules”), the issuance of resTORbio common stock requires the approval of resTORbio’s stockholders because it exceeds 20% of the number of shares of resTORbio common stock outstanding prior to the issuance. Furthermore, the issuance of the shares requires resTORbio’s approval under the Nasdaq rules because it will result in a “change of control” of resTORbio (referred to as the “share issuance proposal” or “Proposal No. 1”);

2)

To approve an amendment to resTORbio’s third amended and restated certificate of incorporation to effect a reverse stock split of resTORbio common stock (referred to as the “reverse stock split proposal” or “Proposal No. 2”);

3)

To approve an amendment of the resTORbio 2018 Stock Option and Incentive Plan (referred to as the “resTORbio 2018 Plan”) to increase the total number of shares of resTORbio common stock currently available for issuance under the resTORbio 2018 Plan by 14,855,157 shares, prior to giving effect to the reverse stock split to be effected in connection with the merger (referred to as the “option pool increase proposal” or “Proposal No. 3”); and

4)

To approve an adjournment or postponement of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1, Proposal No. 2 and/or Proposal No. 3 (referred to as the “adjournment proposal” or “Proposal No. 4”).

As described in this proxy statement/prospectus/information statement, certain of Adicet’s stockholders who in the aggregate own approximately 98% of the outstanding shares of Adicet capital stock on an as-converted to common stock basis, and certain of resTORbio’s stockholders who in the aggregate own approximately 24% of the outstanding shares of resTORbio common stock, in each case, outstanding as of the date of the merger agreement, are parties to support agreements with Adicet and resTORbio, whereby such stockholders have agreed to vote their shares in favor of the adoption or approval, as applicable, of the merger agreement and the approval of the contemplated transactions, including the merger, in the case of Adicet capital stock holders, and the share issuance proposal and the reverse stock split proposal, in the case of resTORbio stockholders, subject to the terms of the support agreements.

In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the U.S. Securities and Exchange Commission (referred to as the “SEC”) and pursuant to the conditions of the merger agreement and the Adicet support agreement, Adicet’s stockholders who are party to the Adicet support agreement are each obligated to execute an action by written consent of Adicet’s stockholders (referred to as the “written consent”), adopting the merger agreement, thereby approving the contemplated transactions, including the merger, no later than five business days after the registration statement on Form S-4, of which this proxy statement/prospectus/information statement forms a part, is declared effective. Therefore, holders of a sufficient number of shares of Adicet capital stock required to adopt the merger agreement are expected to adopt the merger agreement, and no meeting of Adicet’s stockholders to adopt the merger agreement and approve the merger and contemplated transactions is expected to be held. Nevertheless, all of Adicet’s stockholders will have the opportunity to elect to adopt the merger agreement, thereby approving the merger and contemplated transactions, by signing and returning to Adicet a written consent.

After careful consideration, the board of directors of resTORbio (referred to as the “resTORbio Board”) has (i) determined that the contemplated transactions and the reverse stock split are fair to, advisable and in the best interests of resTORbio and its stockholders, (ii) approved and declared advisable the merger agreement and the contemplated transactions, including the issuance of resTORbio common stock to Adicet equityholders pursuant to the terms of the merger agreement, and the reverse stock split and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the merger agreement, that its stockholders vote “FOR” Proposal No. 1, Proposal No. 2, Proposal No. 3 and, if necessary, Proposal No. 4.

After careful consideration, the Adicet board of directors (referred to as the “Adicet Board”) has (i) determined that the contemplated transactions are fair to, advisable and in the best interests of its stockholders, (ii) approved and declared advisable the merger agreement and the contemplated transactions and (iii) determined to recommend that the Adicet stockholders vote to adopt or approve the merger agreement and thereby approve the contemplated transactions. The Adicet Board recommends that the Adicet stockholders sign and return the written consent indicating their approval and adoption of the merger agreement and the contemplated transactions.

More information about resTORbio, Adicet and the merger is contained in this proxy statement/prospectus/information statement. resTORbio and Adicet urge you to read this proxy statement/prospectus/information statement carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 28 OF THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT.

resTORbio and Adicet are excited about the opportunities the merger brings to both resTORbio’s and Adicet’s stockholders, and thank you for your consideration and continued support.

Chen Schor President and Chief Executive Officer resTORbio, Inc.	Anil Singhal, Ph.D. President and Chief Executive Officer Adicet Bio, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus/information statement. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus/information statement is dated August     , 2020, and is first being mailed to resTORbio’s and Adicet’s stockholders on or about August     , 2020.

PRELIMINARY—SUBJECT TO COMPLETION—DATED AUGUST 19, 2020

resTORbio, Inc.

500 Boylston Street, 13th Floor

Boston, MA 02116

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON SEPTEMBER 15, 2020

Dear Stockholders of resTORbio, Inc.:

On behalf of the board of directors of resTORbio, Inc. (referred to as the “resTORbio Board”), a Delaware corporation (referred to as “resTORbio”), resTORbio is pleased to deliver this proxy statement/prospectus/information statement for the proposed merger between resTORbio and Adicet Bio, Inc., a Delaware corporation (referred to as “Adicet”), pursuant to which Project Oasis Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of resTORbio (referred to as “merger subsidiary”), will merge with and into Adicet, with Adicet surviving as a wholly owned subsidiary of resTORbio. A special meeting of resTORbio’s stockholders will be held virtually, conducted via live audio webcast at 8:00 a.m., Eastern Time, on September 15, 2020. You may attend the meeting and vote your shares electronically during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/TORC2020SM. You will need the control number that is printed on your proxy card to enter the special meeting. resTORbio recommends you log in at least 15 minutes before the special meeting to ensure you are logged in when the meeting starts. Please note that you will not be able to attend the special meeting in person. The special meeting will be held for the purpose of allowing stockholders of resTORbio to consider and vote upon the following matters:

(1)

To approve the issuance of resTORbio common stock pursuant to the Agreement and Plan of Merger, dated as of April 28, 2020 (referred to as the “merger agreement”), by and among resTORbio, merger subsidiary and Adicet and the resulting “change of control” of resTORbio under the rules of The Nasdaq Stock Market LLC (referred to as the “Nasdaq rules”) (referred to as the “share issuance proposal” or “Proposal No. 1”);

(2)

To approve an amendment to resTORbio’s third amended and restated certificate of incorporation to effect a reverse stock split of resTORbio common stock (referred to as the “reverse stock split proposal” or “Proposal No. 2”);

(3)

To approve an amendment of the resTORbio 2018 Stock Option and Incentive Plan (referred to as the “resTORbio 2018 Plan”) to increase the total number of shares of resTORbio common stock currently available for issuance under the resTORbio 2018 Plan by 14,855,157 shares, prior to giving effect to the reverse stock split to be effected in connection with the merger (referred to as the “option pool increase proposal” or “Proposal No. 3”); and

(4)

To approve an adjournment or postponement of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1, Proposal No. 2 and/or Proposal No. 3 (referred to as the “adjournment proposal” or “Proposal No. 4”).

If resTORbio is to complete the merger with Adicet, stockholders must approve Proposal No. 1 and Proposal No. 2. The approval of Proposal No. 3 and Proposal No. 4 is not a condition to the completion of the merger with Adicet.

resTORbio common stock is the only type of security entitled to vote at the special meeting. The resTORbio Board has fixed August 13, 2020, as the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. Only holders of record of shares of resTORbio common stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting. At the close of business on the record date, there were 36,453,882 shares of resTORbio common stock outstanding and entitled to vote. Each holder of record of shares of resTORbio common stock on the record date will be entitled to one vote for each share held on all matters to be voted upon at the special meeting.

Your vote is important. The affirmative vote of the holders of a majority of the votes properly cast on such matter at the special meeting is required for approval of Proposal No. 1, Proposal No. 3 and Proposal No. 4. The affirmative vote of holders of a majority of the outstanding shares of resTORbio common stock as of the record date for the special meeting is required for approval of Proposal No. 2. Each of Proposal No. 1 and Proposal No. 2 are conditioned upon each other. Therefore, the merger cannot be consummated without the approval of Proposal No. 1 and Proposal No. 2.

Whether or not you plan to attend the special meeting online, please submit your proxy promptly by telephone or via the internet in accordance with the instructions on the enclosed proxy card or complete, date, sign and promptly return the accompanying proxy card in the enclosed postage paid envelope to ensure that your shares of resTORbio common stock will be represented and voted at the special meeting. If you date, sign and return your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of Proposal No. 1, Proposal No. 2, Proposal No. 3 and Proposal No. 4.

By Order of resTORbio’s Board of Directors,

Chen Schor

President and Chief Executive Officer

Boston, Massachusetts

August     , 2020

THE RESTORBIO BOARD HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, RESTORBIO AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE RESTORBIO BOARD RECOMMENDS THAT RESTORBIO’S STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

REFERENCES TO ADDITIONAL INFORMATION

Additional business and financial information about resTORbio can be found in documents previously filed by resTORbio with the SEC. You may obtain this information without charge through the SEC website (www.sec.gov) or upon your written or oral request by contacting the Investor Relations Department, resTORbio, Inc., 500 Boylston Street, 13th Floor, Boston, Massachusetts 02116, or by calling (857) 315-5521.

You may also request additional copies from resTORbio’s proxy solicitor, The Proxy Advisory Group, LLC, using the following contact information:

18 East 41st Street, 20th Floor

New York, NY 10017-6219

(212) 616-2181

To ensure timely delivery of these documents, any request should be made no later than September 4, 2020 to receive them before the special meeting.

For additional details about where you can find information about resTORbio, please see the section entitled “Where You Can Find More Information” on page 441 of this proxy statement/prospectus/information statement.

i

Regulatory Approvals	211

Nasdaq Listing	211

Amendment to the resTORbio Certificate of Incorporation; Certificate of Incorporation of the Surviving Corporation	212

Conditions to the Completion of the Merger	212

Representations and Warranties	215

No Solicitation	215

Meeting of resTORbio’s Stockholders	218

Written Consent of Adicet Stockholders	218

Directors and Officers Following the Merger	218

Indemnification of Officers and Directors	218

Covenants; Conduct of Business Pending the Merger	219

Other Agreements	223

Termination	223

Termination Fee	225

Amendment	228

AGREEMENTS RELATED TO THE MERGER	229

Funding Agreement	229

Adicet Support Agreement	230

resTORbio Support Agreement	231

Lock-up Agreements	232

Contingent Value Rights Agreement	232

MATTERS BEING SUBMITTED TO A VOTE OF RESTORBIO STOCKHOLDERS	238

Proposal No. 1: The Share Issuance Proposal: Approval of the Issuance of Common Stock in the Merger	238

Proposal No. 2: The Reverse Stock Split Proposal: Approval of an Amendment to the Amended and Restated Certificate of Incorporation of resTORbio Effecting the Reverse Stock Split	238

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split	242

Proposal No. 3: Option Pool Increase Proposal: Approval Of The First Amendment To The resTORbio, Inc. 2018 Stock Option And Incentive Plan	244

Proposal No. 4: The Adjournment Proposal: Approval of Possible Adjournment of the Special Meeting	250

RESTORBIO BUSINESS	252

ADICET BUSINESS	285

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF RESTORBIO	334

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ADICET	348

MANAGEMENT FOLLOWING THE MERGER	373

RESTORBIO EXECUTIVE COMPENSATION	383

ADICET EXECUTIVE COMPENSATION	388

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	393

resTORbio Related Party Transactions	393

Adicet Related Party Transactions	396

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	399

DESCRIPTION OF RESTORBIO’S CAPITAL STOCK	413

General	413

QUESTIONS AND ANSWERS ABOUT THE MERGER

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the proposed reverse stock split described in the section entitled “Matters Being Submitted to a Vote of resTORbio Stockholders—Proposal No. 2: The Reverse Stock Split Proposal” beginning on page 238 in this proxy statement/prospectus/information statement (referred to as the “reverse stock split”).

The following section provides answers to frequently asked questions about the merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:	What is the merger?

A:

resTORbio, Adicet and the merger subsidiary have entered into an Agreement and Plan of Merger, dated as of April 28, 2020, as may be amended from time to time (referred to as the “merger agreement”), that contains the terms and conditions of the proposed business combination of resTORbio and Adicet. Under the merger agreement, at the effective time of the merger, the merger subsidiary will merge with and into Adicet, with Adicet surviving as a wholly owned subsidiary of resTORbio (referred to as the “merger”).

At the effective time of the merger, each share of Adicet capital stock outstanding immediately prior to the effective time, excluding any shares of Adicet capital stock held as treasury stock and shares held by Adicet stockholders who have exercised and perfected appraisal rights, will be converted into the right to receive approximately 0.8555 shares of resTORbio common stock, subject to adjustment to account for the reverse stock split of within the range between 1-for-4 and 1-for-12. This exchange ratio is an estimate only and is based upon resTORbio’s and Adicet’s capitalization as of August 4, 2020. The final exchange ratio will be determined pursuant to a formula described in more detail in the merger agreement and in the section entitled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 207 of this proxy statement/prospectus/information statement, and is generally calculated by dividing (a) (i) the Adicet valuation per the merger agreement of $220,000,000 divided by (ii) the number of Adicet’s outstanding shares immediately prior to the effective time on a fully diluted basis (excluding equity incentives available for grant) by (b) (i) the resTORbio valuation per the merger agreement of $73,333,333 divided by (ii) the number of resTORbio’s outstanding shares immediately prior to the effective time on a fully diluted basis (excluding equity incentives available for grant).

Immediately following the effective time of the merger, the former equityholders of Adicet are expected to hold approximately 75% of the outstanding shares of resTORbio common stock on a fully diluted basis, and the current equityholders of resTORbio are expected to hold approximately 25% of the outstanding shares of resTORbio common stock on a fully diluted basis (in each case excluding equity incentives available for grant).

After the completion of the merger, resTORbio will change its corporate name from “resTORbio, Inc.” to “Adicet Bio, Inc.” as contemplated by the merger agreement.

Q:	What will happen to resTORbio if, for any reason, the merger does not close?

A:

resTORbio has invested significant time and incurred, and expects to continue to incur, significant expenses related to the merger. In the event the merger does not close, resTORbio will have a limited ability to continue its current operations without obtaining additional financing. Although the resTORbio Board may elect, among other things, to attempt to complete another strategic transaction if the merger with Adicet does not close, the resTORbio Board may instead divest all or a portion of resTORbio’s business or take steps necessary to liquidate or dissolve resTORbio’s business and assets if a viable alternative strategic transaction is not available. If resTORbio decides to dissolve and liquidate its assets, resTORbio would be required to pay all of its contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurance as to the amount or the timing of such a liquidation and distribution of available cash left to distribute to stockholders after paying the obligations of resTORbio and setting aside funds for reserves. Under certain circumstances, Adicet and resTORbio may be obligated to pay the other party a termination fee of up to $6,100,000 or reimburse certain expenses of the other party up to $1,000,000, as more fully described in the section entitled “The Merger Agreement—Termination” beginning on page 223 and the section entitled “The Merger Agreement—Termination Fee” beginning on page 225 of this proxy statement/prospectus/information statement.

Q:	Why are the two companies proposing to merge?

A:

Adicet and resTORbio believe that the merger will result in a combined company that will leverage Adicet’s scientific and product development expertise and pipeline of engineered immune cell therapeutics for cancer based on its proprietary gamma delta T cell therapy platform, provide the resources for the combined company to advance multiple programs into the clinic, including Adicet’s lead candidate, ADI-001, a gamma delta chimeric antigen receptor (CAR)-modified T cell therapy targeting CD20, and expand the combined company’s pipeline in oncology and other indications.

The resTORbio Board and the Adicet Board considered a number of factors that supported their respective decisions to approve the merger agreement. In the course of its deliberations, the resTORbio Board and the Adicet Board also considered a variety of risks and other countervailing factors related to entering into the merger agreement.

For a more complete discussion of resTORbio’s and Adicet’s reasons for the merger, please see the section entitled “The Merger—resTORbio Reasons for the Merger” beginning on page 177 of this proxy statement/prospectus/information statement and the section entitled “The Merger—Adicet Reasons for the Merger;” beginning on page 179 of this proxy statement/prospectus/information statement.

Q:	Why am I receiving this proxy statement/prospectus/information statement?

A:

You are receiving this proxy statement/prospectus/information statement because you have been identified as a stockholder of resTORbio as of the record date or a stockholder of Adicet eligible to execute the Adicet written consent. If you are a stockholder of resTORbio, you are entitled to vote at resTORbio’s special stockholder meeting (referred to as the “special meeting”) to approve the issuance of shares of resTORbio common stock pursuant to the merger agreement and the reverse stock split. If you are a stockholder of Adicet, you are entitled to sign and return the Adicet written consent to adopt the merger agreement and approve the transactions contemplated in the merger agreement (referred to as the “contemplated transactions”), including the merger. This document serves as:

•	a proxy statement of resTORbio used to solicit proxies for the special meeting;

•

a prospectus of resTORbio used to offer shares of resTORbio common stock in exchange for shares of Adicet capital stock in the merger and issuable upon exercise of Adicet warrants and options, as applicable; and

•	an information statement of Adicet used to solicit the written consent of its stockholders for the adoption of the merger agreement and the approval of the merger and the contemplated transactions.

Q:	What is required to consummate the merger?

A:

The consummation of the merger is subject to a number of closing conditions, including the condition that resTORbio’s stockholders approve the issuance of shares of resTORbio common stock in the merger and the resulting “change of control” of resTORbio under the Nasdaq rules, which requires the affirmative vote of a majority of the votes properly cast on such matter at the special meeting, and the reverse stock split, which requires the affirmative vote of the holders of a majority of the outstanding shares of resTORbio common stock entitled to vote on such matter, and the condition that the requisite Adicet stockholders adopt the merger agreement and, thereby, approve the contemplated transactions.

The adoption of the merger agreement and the approval of the contemplated transactions by Adicet’s stockholders requires the affirmative vote (or written consent) of the holders of a majority of (a) the outstanding shares of Adicet capital stock (on an as-converted to Adicet common stock basis), (b) the outstanding shares of Adicet preferred stock, voting together as one class (on an as-converted to Adicet common stock basis) and (c) the outstanding shares of Adicet Series B Preferred Stock, par value $0.0001 per share (referred to as “Adicet Series B preferred stock”), voting together as one class, in each case, outstanding on the record date for the Adicet written consent and entitled to vote thereon (referred to as the “Required Adicet Stockholder Vote”).

In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by SEC and pursuant to the conditions of the merger agreement and the support agreement entered into by and among Adicet, resTORbio and certain holders of Adicet capital stock (referred to as the “Adicet support agreement”), Adicet’s stockholders who are party to the Adicet support agreement are each obligated to execute the written consent adopting the merger agreement, thereby approving the contemplated transactions, including the merger, no later than five business days after the registration statement on Form S-4, of which this proxy statement/prospectus/information statement forms a part, is declared effective. Therefore, holders of a sufficient number of shares of Adicet capital stock required to adopt the merger agreement are expected to adopt the merger agreement, and no meeting of Adicet’s stockholders to adopt the merger agreement and approve the merger and contemplated transactions is expected to be held.

For a more complete description of the closing conditions under the merger agreement, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 212 of this proxy statement/prospectus/information statement.

Q:	What will Adicet’s stockholders, warrantholders and optionholders receive in the merger?

A:

At the effective time of the merger, and subject to the terms of the merger agreement, each share of Adicet capital stock outstanding immediately prior to the effective time of the merger, excluding any shares of Adicet capital stock held as treasury stock and shares held by Adicet stockholders who have exercised and perfected appraisal rights, will be converted into the right to receive approximately 0.8555 shares of resTORbio common stock, subject to adjustment to account for the reverse stock split. This exchange ratio is an estimate only and is based upon resTORbio’s and Adicet’s capitalization as of August 4, 2020. The final exchange ratio will be determined pursuant to a formula described in more detail in the merger agreement and in the section entitled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 207 of this proxy statement/prospectus/information statement.

Upon the effective time of the merger, each Adicet option, whether vested or unvested, issued pursuant to the Adicet 2015 Stock Incentive Plan (referred to as the “Adicet 2015 plan”) and a subset of options pursuant to the Adicet 2014 Share Option Plan (referred to as the “Adicet 2014 plan”) will be converted into options to purchase a number of shares of resTORbio common stock based on the exchange ratio, subject to the terms of and adjustments in the merger agreement. The assumed options will remain subject to the terms of the Adicet plans under which they were issued, accordingly, and applicable stock option agreements. Adicet warrants with rights to acquire Adicet capital stock will be converted into rights to acquire a certain number of shares of resTORbio common stock based on the exchange ratio, subject to the terms of and adjustments in the merger agreement and the applicable warrant.

For a more complete description of what Adicet’s stockholders, warrantholders and option holders will receive in the merger, please see the section entitled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 207 of this proxy statement/prospectus/information statement.

Q:	What will resTORbio’s stockholders, restricted stock unit holders, and optionholders receive in the merger?

A:

resTORbio’s stockholders will continue to own and hold their existing shares of resTORbio common stock, subject to adjustment for the reverse stock split. The vesting of all outstanding resTORbio options will be accelerated in full as of immediately prior to the effective time of the merger. All out-of-the-money resTORbio options will be cancelled for no consideration. All in-the-money resTORbio options will remain outstanding after the completion of the merger in accordance with their terms. In addition, all outstanding unvested resTORbio restricted stock units will be accelerated in full effective as of immediately prior to the effective time of the merger, and for each outstanding and unsettled resTORbio restricted stock unit, the holder thereof shall receive a number of shares of resTORbio common stock equal to the number of vested and unsettled shares underlying such resTORbio restricted stock units less the number of resTORbio shares withheld for purposes of tax withholding obligations.

In addition, the merger agreement contemplates that at or prior to completion of the merger, resTORbio, the Holders’ Representative (as defined therein) and the Rights Agent (as defined therein) will execute and deliver a contingent value rights agreement (referred to as the “CVR agreement”), pursuant to which each holder of resTORbio common stock as of immediately prior to the completion of the merger shall be entitled to one contractual contingent value right (referred to as a “CVR”) issued by resTORbio, subject to and in accordance with the terms and conditions of the CVR agreement, for each share of resTORbio common stock held by such holder. Each CVR shall entitle the holder thereof to receive net proceeds of the commercialization, if any, received from a third party commercial partner of RTB101, resTORbio’s small molecule product candidate that is a potent inhibitor of target of rapamycin complex 1 (TORC1), for a COVID-19 related indication, with clinical data expected by the first quarter of 2021. The CVRs are not transferable, except in certain limited circumstances as will be provided in the CVR agreement, will not be certificated or evidenced by any instrument and will not be registered with the SEC or listed for trading on any exchange.

For a more complete description of what resTORbio’s stockholders, restricted stock unit holders and option holders will receive in the merger, please see the section entitled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 207 of this proxy statement/prospectus/information statement.

Q:	Who will be the directors of the combined company following the merger?

A:

In connection with the merger, the combined company is anticipated to initially have a seven member board of directors, which will include five designated from Adicet, one designated from resTORbio and Chen Schor, the current President and Chief Executive Officer of resTORbio (until each of their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal). Anil Singhal, the current President and Chief Executive Officer of Adicet, will serve as a senior advisor to Adicet. It is anticipated that, following the completion of the merger, the combined company’s board of directors will be constituted as follows:

Name	Current Affiliation
Chen Schor	resTORbio Director and Chief Executive Officer
Erez Chimovits	Adicet, Director
Carl Gordon, Ph.D.	Adicet, Director
Aya Jakobovits, Ph.D.	Adicet, Director
Yair Schindel, M.D.	Adicet, Director
Jeffery A. Chodakewitz, M.D.	resTORbio, Director
Steve Dubin	N/A(1)

(1)	It is anticipated that Steve Dubin will be appointed to serve as a director of the combined company following the closing of the merger. Mr. Dubin is not currently affiliated with Adicet or resTORbio.

Q:	Who will be the executive officers of the combined company immediately following the merger?

A:	Immediately following the consummation of the merger, the executive management team of the combined company is expected to include the following individuals:

Name	Position with the Combined Company	Current Position
Chen Schor	President and Chief Executive Officer	President and Chief Executive Officer of resTORbio

Stewart Abbot, Ph.D.	Senior Vice President, Chief Operating and Scientific Officer	Senior Vice President, Chief Operating and Scientific Officer of Adicet

Francesco Galimi, M.D., Ph.D.	Senior Vice President and Chief Medical Officer	Senior Vice President and Chief Medical Officer of Adicet

Lloyd Klickstein, M.D., Ph.D.	Chief Innovation Officer	Chief Scientific Officer of resTORbio

Carrie Krehlik	Senior Vice President and Chief Human Resource Officer	Senior Vice President and Chief Human Resource Officer of Adicet

Q:	As a stockholder of resTORbio, how does the resTORbio Board recommend that I vote?

A:	After careful consideration, the resTORbio Board recommends that resTORbio’s stockholders vote:

1.	FOR Proposal No. 1 to approve the issuance of resTORbio common stock pursuant to the merger agreement and the resulting “change of control” of resTORbio under the Nasdaq rules;

2.	FOR Proposal No. 2 to approve an amendment to resTORbio’s third amended and restated certificate of incorporation to effect the reverse stock split of resTORbio common stock;

3.

FOR Proposal No. 3 to approve an amendment of the resTORbio 2018 Plan to increase to the total number of shares of resTORbio Common Stock available for issuance under the resTORbio 2018 Plan by 14,855,157 shares, prior to giving effect to the reverse stock split to be effected in connection with the merger; and

4.

FOR Proposal No. 4 to approve an adjournment or postponement of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1, Proposal No. 2 and/or Proposal No. 3.

Q:	As a stockholder of Adicet, how does the Adicet Board recommend that I vote?

A:

After careful consideration, the Adicet Board recommends that Adicet’s stockholders execute the written consent indicating their vote in favor of the adoption of the merger agreement and the approval of the merger and the contemplated transactions.

Q:	Have any of Adicet’s stockholders agreed to vote in favor of the merger?

A:

Yes. In connection with the execution of the merger agreement, holders of approximately 98% of the outstanding shares of Adicet capital stock on an as-converted to common stock basis have entered into the Adicet support agreement, as further described in the section entitled “Agreements Related To The Merger” beginning on page 229 of this proxy statement/prospectus/information statement, with resTORbio and Adicet that provides, among other things, that the stockholders of Adicet subject to this agreement will vote their shares in favor of the approval of the merger agreement and the contemplated transactions.

The merger agreement requires that, promptly after the registration statement on Form S-4, of which this proxy statement/prospectus/information statement forms a part, is declared effective, and no later than five (5) business days thereafter, Adicet must solicit for approval by written consent from Adicet’s stockholders the approval and adoption of the merger agreement and other contemplated transactions.

Q:	Have any of resTORbio’s stockholders agreed to vote in favor of the issuance of the shares in the merger and the reverse stock split?

A:

Yes. In connection with the execution of the merger agreement, holders of approximately 24% of the outstanding shares of resTORbio common stock have entered into a support agreement (referred to as the “resTORbio support agreement”), as further described in the section entitled “Agreements Related To The Merger” beginning on page 229 of this proxy statement/prospectus/information statement, with resTORbio and Adicet that provides, among other things, that the stockholders of resTORbio subject to this agreement will vote their shares in favor of Proposal No. 1, Proposal No. 2 and Proposal No. 3.

Q:	What risks should I consider in deciding whether to vote in favor of Proposal No. 1, Proposal No. 2 and Proposal No. 3 or to execute and return the written consent, as applicable?

A:

You should carefully review the section entitled “Risk Factors” beginning on page 28 of this proxy statement/prospectus/information statement, which sets forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of resTORbio and Adicet, as an independent company, is subject.

Q:	When do you expect the merger to be consummated?

A:

resTORbio and Adicet anticipate that the merger will occur sometime in the second half of 2020 but neither can predict the exact timing. For more information, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 212 of this proxy statement/prospectus/information statement.

Q:	What are the material U.S. federal income tax consequences of the merger to U.S. Holders of Adicet capital stock?

A:

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Assuming the merger so qualifies, a U.S. Holder (as defined in the section entitled “The Merger—Material U.S. Federal Income Tax Considerations of the Merger” beginning on page 200 of this proxy statement/prospectus/information statement) generally will not recognize gain or loss for U.S. federal income tax purposes on the exchange of Adicet capital stock for shares of resTORbio common stock pursuant to the merger. Adicet’s obligation to effect the merger is subject to the satisfaction or waiver, at or prior to the closing date of the merger, of the condition that Adicet receive an opinion of tax counsel, dated as of the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Please review the information in the section entitled “The Merger—Material U.S. Federal Income Tax Considerations of the Merger” beginning on page 200 of this proxy statement/prospectus/information statement for a more complete description of the material U.S. federal income tax consequences of the merger to U.S. Holders. The tax consequences to you of the merger will depend on your particular facts and circumstances. Please consult your tax advisors as to the specific tax consequences to you of the merger.

Q:	What are the material U.S. federal income tax considerations of the receipt of the CVRs and the resTORbio Reverse Stock Split to resTORbio U.S. Holders?

A:

resTORbio intends to report the issuance of the CVRs to resTORbio U.S. Holders (as defined in the section entitled “The Merger—Material U.S. Federal Income Tax Considerations of the Merger” beginning on page 200 of this proxy statement/prospectus/information statement) as a distribution of property with respect to its stock. Please review the information in the section entitled “Agreements Related to the Merger—Contingent Value Rights Agreement—Material U.S. Federal Income Tax Consequences of the Receipt of CVRs” on page 233 of this proxy statement/prospectus/information statement for a more complete description of the material U.S. federal income tax consequences of the receipt of CVRs to resTORbio U.S. Holders, including possible alternative treatments. A resTORbio U.S. Holder generally should not recognize gain or loss upon the resTORbio reverse stock split, except to the extent a resTORbio U.S. Holder receives cash in lieu of a fractional share of resTORbio common stock. Please review the information in the section entitled “Matters Being Submitted to a Vote of resTORbio Stockholders—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” on page 242 of this proxy statement/prospectus/information statement for a more complete description of the material U.S. federal income tax consequences of the resTORbio reverse stock split to resTORbio U.S. Holders.

The tax consequences to you of the receipt of CVRs and the resTORbio reverse stock split will depend on your particular facts and circumstances. Please consult your tax advisors as to the specific tax consequences to you.

Q:	What do I need to do now?

A:	resTORbio and Adicet urge you to read this proxy statement/prospectus/information statement carefully, including its annexes, and to consider how the merger affects you.

If you are a stockholder of resTORbio, you may provide your proxy instructions in one of two different ways. First, you can mail your signed proxy card in the enclosed return envelope. You may also provide your proxy instructions via phone or via the internet by following the instructions on your proxy card or voting instruction form. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the special meeting.

If you are a stockholder of Adicet, you may execute and return your written consent to Adicet in accordance with the instructions provided by Adicet.

Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A:

The failure to return your proxy card or otherwise fail to provide proxy instructions will have the same effect as voting against Proposal No. 2, and your shares will not be counted for purposes of determining whether a quorum is present at the special meeting. Abstentions and broker non-votes will not, however, be considered votes cast at the special meeting and will therefore not have any effect with respect to Proposal Nos. 1, 3 and 4. If your shares are held in “street name”, which means your shares are held by a broker, bank or other holder of record, and you do not provide voting instructions, your broker or nominee can still vote the shares with respect to matters that are considered to be “discretionary,” but may not vote the shares with respect to “non-discretionary” matters. Under rules applicable to broker-dealers, Proposal No. 1 and Proposal No. 3 are considered non-discretionary matters. Proposal No. 2 and Proposal No. 4 qualify as a discretionary matters.

Q:	When and where is the special meeting of resTORbio’s stockholders?

A:

The special meeting will be held at 8:00 a.m., Eastern Time, on September 15, 2020, unless postponed or adjourned to a later date. In light of the COVID-19 (coronavirus) pandemic and to support the well-being of resTORbio’s stockholders and partners, the special meeting will be completely virtual.

Q:	How can resTORbio’s stockholders attend the special meeting?

A:

You may attend the special meeting and vote your shares electronically during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/TORC2020SM. You will need the control number that is printed on your proxy card to enter the special meeting. resTORbio recommends that you log in at least 15 minutes before the special meeting to ensure you are logged in when the meeting starts. Please note that you will not be able to attend the special meeting in person.

If your shares are held in “street name,” you may attend the special meeting. In the event that you do not have the control number required to access the special meeting, please contact your broker, bank, or other nominee as soon as possible and no later than September 11, so that you can be provided with a control number and gain access to the meeting. Please note that if the holder of record of your shares is a broker, bank or other nominee and you wish to vote online at the special meeting, you must request a proxy, executed in your favor, from your bank, broker or other nominee that holds your shares and present that proxy and proof of identification at the special meeting.

Q:	Why is the special meeting a virtual meeting?

A:

resTORbio has decided to hold the special meeting virtually due to the COVID-19 pandemic; resTORbio is sensitive to the public health and travel concerns of resTORbio’s stockholders and employees and the protocols that federal, state and local governments may impose. resTORbio believes that hosting a virtual meeting will enable greater stockholder attendance and participation from any location around the world.

Q:	What if during the check-in time or during the special meeting I have technical difficulties or trouble accessing the virtual meeting website?

A:

If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual stockholder meeting log in page.

Q:	As a resTORbio stockholder, how can I vote?

A:

Whether or not you expect to attend the special meeting online, we urge you to vote your shares of resTORbio common stock as promptly as possible by: (1) accessing the internet website specified on your proxy card; (2) calling the toll-free number specified on your proxy card; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares of resTORbio common stock may be represented and voted at the special meeting. If your shares of resTORbio common stock are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction card furnished by the record holder.

Stockholders who choose to participate in the special meeting can vote their shares electronically during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/TORC2020SM. You will need the control number that is printed on your proxy card to enter the special meeting. resTORbio recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the meeting starts.

Even if you plan to participate in the special meeting online, we recommend that you also vote by proxy as described above so that your vote will be counted if you later decide not to participate in the special meeting.

Q:	If my resTORbio shares are held in “street name” by my broker, will my broker vote my shares for me?

A:

Broker non-votes occur when a beneficial owner of shares held in “street name” does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-discretionary.” Generally, if shares are held in “street name”, the beneficial owner of the shares is entitled to give voting instructions to the broker or nominee holding the shares. If the beneficial owner does not provide voting instructions, the broker or nominee can still vote the shares with respect to matters that are considered to be “discretionary,” but may not vote the shares with respect to “non-discretionary” matters. Your broker will not be able to vote your shares of resTORbio common stock without specific instructions from you for “non-discretionary” matters. You should instruct your broker to vote your shares, following the procedures provided by your broker. Under rules applicable to broker-dealers, Proposal No. 1 and Proposal No. 3 are considered a non-discretionary matters. Proposal No. 2 and Proposal No. 4 qualify as discretionary matters.

Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?

A:

resTORbio’s stockholders of record, other than those of resTORbio’s stockholders who are parties to the resTORbio support agreement, may change their vote at any time before their proxy is voted at the special meeting virtually in one of three ways. First, a stockholder of record of resTORbio can send a written notice to the Secretary of resTORbio stating that it would like to revoke its proxy. Second, a stockholder of record of resTORbio can submit new proxy instructions either on a new proxy card or via the internet or telephone before 11:59 p.m. Eastern Time on September 14, 2020. Third, a stockholder of record of resTORbio can attend the special meeting virtually and vote online. Attendance alone will not revoke a proxy. If a stockholder of resTORbio of record or a stockholder who owns resTORbio shares in “street name” has instructed a broker to vote its shares of resTORbio common stock, the stockholder must follow directions received from its broker to change those instructions.

Q:	How many shares must be represented to have a quorum and hold the special meeting?

A:

A quorum of resTORbio stockholders is necessary to hold a valid meeting. A quorum will be present if resTORbio stockholders of record holding at least a majority of resTORbio’s outstanding common stock entitled to vote at the special meeting are present or represented by proxy. Abstentions and broker non-votes will be counted toward a quorum. On the record date, there were 36,453,882 shares of resTORbio common stock outstanding and entitled to vote. Thus, the holders of 18,226,942 shares of resTORbio common stock must be represented by proxy or vote via the Internet at the special meeting to have a quorum. As a resTORbio stockholder, your shares will be counted towards the quorum if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote via the Internet or telephone at the special meeting. Abstentions and broker non-votes, if applicable, will also be counted towards the quorum requirement. If there is no quorum, the holders of voting stock representing a majority of the voting power present at the meeting represented by proxy or voting via the Internet or telephone during the special meeting or the presiding officer may adjourn the meeting to another date.

Q:	Who is paying for this proxy solicitation?

A:

resTORbio and Adicet will share equally the cost of printing and filing of this proxy statement/prospectus/information statement and the proxy card. In addition, resTORbio has engaged The Proxy Advisory Group, LLC, a proxy solicitation firm, to assist in the solicitation of proxies and provide related advice and informational support, for a services fee and the reimbursement of customary disbursements, which are not expected to exceed $20,000 in total. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of resTORbio common stock for the forwarding of solicitation materials to the beneficial owners of resTORbio common stock. resTORbio will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Q:	Who can help answer my questions?

A:

If you are a stockholder of resTORbio and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the merger, including the procedures for voting your shares, you should contact:

The Proxy Advisory Group, LLC

Telephone: (212) 616-2181

If you are a stockholder of Adicet and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Adicet Bio, Inc.

200 Construction Drive

Menlo Park, California 94025

Telephone: 650-503-9095

Attn: Anil Singhal, CEO

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus/information statement and may not contain all of the information that is important to you. To better understand the merger, the proposals being considered at the special meeting and Adicet’s stockholders’ actions that are the subject of the written consent, you should read this entire proxy statement/prospectus/information statement carefully, including the merger agreement attached as Annex A (referred to as the “merger agreement”), the opinion of JMP Securities LLC attached as Annex B and the other annexes to which you are referred herein and which are incorporated by reference herein. For more information, please see the section entitled “Where You Can Find More Information” on page 441 of this proxy statement/prospectus/information statement.

The Companies

resTORbio, Inc.

500 Boylston Street, 13th Floor

Boston, Massachusetts 02116

Tel: (857) 315-5528

resTORbio is a clinical-stage biopharmaceutical company developing innovative medicines that target the biology of aging to prevent or treat age-related diseases with the potential to extend healthy lifespan. resTORbio’s lead program selectively inhibits the target of rapamycin complex 1, or TORC1, an evolutionarily conserved pathway that contributes to the age-related decline in function of multiple organ systems. resTORbio’s lead product candidate, RTB101, is an oral, selective, and potent inhibitor of TORC1. RTB101 inhibits the phosphorylation of multiple targets downstream of TORC1. Inhibition of TORC1 has been observed to extend lifespan and healthspan in aging preclinical species and to enhance immune, neurologic and cardiac functions, suggesting potential benefits in several aging-related diseases. In May 2020, resTORbio initiated a randomized, double-blind, placebo-controlled trial to determine if prophylaxis with RTB101 as compared to placebo reduces the severity of laboratory-confirmed COVID-19 in adults age 65 years and older who reside in a nursing home with one or more residents or staff who have laboratory-confirmed novel coronavirus disease (referred to as “COVID-19”). The primary endpoint for the study is the percentage of subjects who develop laboratory-confirmed COVID-19 with protocol-defined progressive symptoms or are hospitalized or die beginning at randomization through Week 4. Approximately 550 subjects are expected to enroll in the study. Subjects will be randomized 1:1 to RTB101 10 mg once daily or matching placebo once daily. As of August 4, 2020, sixteen (16) subjects have been randomized to receive RTB101 10 mg once daily or matching placebo. The study is conducted in collaboration with Investigators at Brown University’s Schools of Medicine and Public Health. On July 28, 2020, resTORbio announced it received a grant award from the National Institute on Aging to fund a clinical trial to obtain preliminary data on the feasibility of studying RTB101 as compared to placebo for COVID-19 post-exposure prophylaxis in adults age 65 years and older. Approximately sixty (60) subjects are expected to enroll in the clinical trial, which will be fully funded by the grant. The clinical trial is anticipated to start in the second half of 2020.

In November 2019, resTORbio announced that top line data from the PROTECTOR 1 Phase 3 study, evaluating the safety and efficacy of RTB101 in preventing clinically symptomatic respiratory illness in adults age 65 and older, did not meet its primary endpoint and that resTORbio has stopped the development of RTB101 for clinically symptomatic respiratory illness. In May 2020, resTORbio terminated its Phase 1b/2a with RTB101 alone or RTB101 in combination with sirolimus in Parkinson’s disease. Except for the studies described above for COVID-19, there are no additional clinical studies ongoing with RTB101.

Adicet Bio, Inc.

200 Constitution Drive

Menlo Park, CA 94025

Tel: (650) 503-9095

Adicet is a biotechnology company that is advancing a new generation of chimeric antigen receptor (CAR)-modified-T cell therapies in oncology and other indications. Adicet’s approach is based on gamma delta T cells, an immune cell population that Adicet believes has potentially significant advantages over alpha beta T cells, which are the basis of standard CAR-T cell therapies. Adicet believes that it is at the forefront to take tumor targeting gamma delta CAR-T cell product candidates into IND-enabling studies and clinical trials for specific tumor types. Adicet is developing proprietary processes for engineering and manufacturing product candidates based on gamma delta T cells from the blood of healthy donors, resulting in high yields of cells with efficacious tumor-killing activity in preclinical experiments. The ability to administer product candidates based on gamma delta T cells to patients without inducing a graft versus host immune response means that Adicet’s products can potentially be produced as off-the-shelf therapies. This is in contrast to products based on alpha beta T cells, which either must be manufactured for each patient from his or her own T cells or which require significant gene editing to manufacture allogeneic therapies, that is, therapies that are based on T cells derived from donors that are unrelated to the patient. Based on what Adicet believes is the enormous promise of these cells and associated modifications, Adicet is initially developing product candidates in oncology, both for hematological malignancies and for solid tumor indications. Due to certain unique properties of gamma delta T cells, Adicet believes that its product candidates will have an inherent capacity to recognize and kill circulating tumor cells and to infiltrate and kill solid tumors, the cause of over 90% of all cancer deaths as estimated by the American Cancer Society in 2020. Adicet intends to file an IND application with the FDA in 2020 for ADI-001, the company’s lead product candidate, in Non-Hodgkin’s Lymphoma, or NHL. Subject to the FDA regulatory process for review of INDs, Adicet intends to initiate a clinical trial and treat the first patient with ADI-001 in the first half of 2021. Adicet expects initial clinical results from this trial in 2021. Adicet intends to file an IND application with the FDA in 2021 for ADI-002, the company’s first solid tumor product candidate. Subject to the FDA regulatory process for review of INDs, Adicet intends to initiate a clinical trial and treat the first patient with ADI-002 in 2021.

Project Oasis Merger Sub, Inc.

Project Oasis Merger Sub, Inc. is a wholly owned subsidiary of resTORbio, and was formed solely for the purposes of carrying out the merger.

The Merger (page 160)

Upon the terms and subject to the conditions of the merger agreement, at the effective time of the merger, the merger subsidiary will merge with and into Adicet, with Adicet surviving as a wholly owned subsidiary of resTORbio. The merger agreement provides that upon the consummation of the merger, the separate existence of merger subsidiary shall cease and Adicet will continue as the surviving corporation and as a wholly owned subsidiary of resTORbio.

At the effective time of the merger, each share of Adicet capital stock outstanding immediately prior to the effective time of the merger, excluding any shares of Adicet capital stock held as treasury stock and shares held by Adicet stockholders who have exercised and perfected appraisal rights as more fully described in the section entitled “The Merger—Appraisal Rights” below, will be converted into the right to receive approximately 0.8555 shares of resTORbio common stock, subject to adjustment to account for the reverse stock split at a ratio mutually agreed to by resTORbio and Adicet in the range of 1-for 4 to 1-for-12 shares outstanding (or any number in between), to be implemented immediately prior to and contingent upon the completion of the merger. This exchange ratio is an estimate only and is based upon resTORbio’s and Adicet’s capitalization as of August 4, 2020. The final exchange ratio will be determined pursuant to a formula described in more detail in the merger agreement and in the section entitled “The Merger Agreement—Merger Consideration and Exchange Ratio” on page 207 of this proxy statement/prospectus/information statement.

Immediately following the effective time of the merger, the former Adicet equityholders are expected to hold approximately 75% of the outstanding shares of resTORbio common stock on a fully-diluted basis and the current equityholders of resTORbio are expected to hold approximately 25% of the outstanding shares of resTORbio common stock on a fully-diluted basis (in each case excluding equity incentives available for grant).

The completion of the merger will occur no later than the second business day after all conditions to closing are satisfied or waived, or at such other time as resTORbio and Adicet agree. resTORbio and Adicet anticipate that the consummation of the merger will occur in the second half of fiscal year 2020. However, because the merger is subject to a number of conditions, neither resTORbio nor Adicet can predict exactly when the completion of the merger will occur or if it will occur at all. In connection with the completion of the merger, resTORbio will be renamed “Adicet Bio, Inc.” and expects to trade on Nasdaq under the symbol “ACET.”

Reasons for the Merger (177 and 179)

The resTORbio Board considered various reasons to reach its determination (i) that the contemplated transactions are advisable and fair to, and in the best interests of, resTORbio and resTORbio stockholders and (ii) to approve and declare advisable the authorization and issuance of shares of resTORbio common stock to the Adicet stockholders in accordance with the terms of the merger agreement.

The Adicet Board also considered various reasons to reach its determination (i) that the merger is advisable and fair to, and in the best interests of, Adicet and Adicet stockholders, (ii) to approve the merger agreement, and the contemplated transactions and deem the merger agreement advisable and (iii) to recommend that the Adicet stockholders vote to approve the merger agreement and the contemplated transactions.

The resTORbio Board considered reasons for the merger, including, among others, the following factors:

•

resTORbio’s business, financial performance (both past and prospective) and its financial condition, results of operation (both past and prospective), business and strategic objectives, as well as the risks of accomplishing those objectives;

•

resTORbio’s business and financial prospects if it were to remain an independent company and the resTORbio Board’s determination that resTORbio could not continue to operate as an independent company and needed to enter into an agreement with a strategic partner;

•

the possible alternatives to the merger, the range of possible benefits and risks to the resTORbio stockholders of those alternatives and the timing and the likelihood of accomplishing the goal of any of such alternatives and the resTORbio Board’ assessment that the merger presented a superior opportunity to such alternatives for resTORbio stockholders;

•

the resTORbio Board’s view of the valuation of the potential merger candidates. In particular, the resTORbio Board’s view that Adicet was the most attractive candidate because of its off-the-shelf gamma delta CAR-T cell therapy platform resulting in a potential pipeline of clinical candidates, and the resTORbio Board’s belief that the merger would create a publicly traded company focused on the development of Adicet’s off-the-shelf allogeneic gamma delta T cell therapies for oncology and other indications, and its belief that the merger with Adicet will create more value for resTORbio stockholders than any of the other proposals that the resTORbio Board had received or that resTORbio could create as a standalone company;

•

the ability of resTORbio stockholders to participate in the future growth potential of the combined company following the merger, while potentially receiving all net proceeds derived from the commercialization of RTB101 for prophylaxis for COVID-19 on account of the CVR agreement to be executed at the closing of the merger;

•	that the combined company will be led by an experienced senior management team, with Mr. Schor serving as the chief executive officer; and

•

the results of discussions with third parties relating to a variety of strategic transactions, including a licensing transaction and possible business combination or similar transaction with resTORbio.

resTORbio’s reasons for the merger and the negative factors considered by the resTORbio Board are described in more detail in the section entitled “resTORbio Reasons for the Merger” beginning on page 177 of this proxy statement/prospectus/information statement.

In addition, the Adicet Board approved the merger based on its consideration of a number of factors, including, among others:

•

Adicet’s need for capital to support the pre-clinical and clinical development of its product candidates and the potential to access public market capital, including sources of capital from a broader range of investors than it could otherwise obtain if it continued to operate as a privately-held company;

•	the expectation that the merger would be a more time- and cost-effective means to access capital than other options considered;

•	the potential to provide its current stockholders with greater liquidity by owning stock in a public company listed on Nasdaq;

•

the Adicet Board’s belief that no alternatives to the merger were reasonably likely to create greater value for Adicet’s stockholders, after reviewing the various financing and other strategic options to enhance stockholder value that were considered by the Adicet Board, including remaining as an independent company;

•

the historical operations, resources, assets, technology and reputation of resTORbio (including, without limitation, the failure of its main drug candidate to meet its primary endpoints in a previous clinical trial); and

•

the projected financial position, operations, management structure, geographic locations, operating plans, cash burn rate and financial projections of the combined company, including the impact of the CVR agreement and the expected cash resources of the combined organization (including the ability to support the combined company’s current and planned clinical trials and operations).

Adicet’s reasons for the merger and the risks and uncertainties considered by the Adicet Board are described in more detail in the section entitled “Adicet Reasons for the Merger” beginning on page 179 of this proxy statement/prospectus/information statement.

Opinion of the resTORbio Financial Advisor (page 186)

JMP Securities LLC (referred to as “JMP”) delivered its opinion to the resTORbio Board that, as of April 28, 2020 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio (referred to as the “exchange ratio”) was fair, from a financial point of view, to resTORbio.

The full text of the written opinion of JMP, dated April 28, 2020, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this proxy statement/prospectus/information statement and incorporated herein by reference. JMP provided advisory services and its opinion for the information and assistance of the resTORbio Board in connection with its consideration of the merger. The JMP opinion is not a recommendation as to how any holder of resTORbio common stock should vote with respect to the merger or any other matter. Pursuant to an engagement letter between resTORbio and JMP, resTORbio has agreed to pay JMP a transaction fee estimated as of the date of the announcement of the merger at $1,250,000, $250,000 of which became payable upon the rendering of the opinion, and the remainder of which is contingent upon the completion of the merger.

Overview of the Merger Agreement

Merger Consideration (page 199)

At the effective time of the merger:

•

any shares of Adicet capital stock held as treasury stock immediately prior to the effective time of the merger shall be canceled and retired and shall cease to exist with no consideration delivered in exchange therefor;

•

each share of Adicet capital stock outstanding immediately prior to the effective time (excluding shares of Adicet capital stock held as treasury stock and any dissenting shares held by stockholders who have exercised and perfected appraisal rights as more fully described in the section entitled “The Merger—Appraisal Rights” beginning on page 203 of this proxy statement/prospectus/information statement below) shall be converted solely into the right to receive a number of shares of resTORbio common stock equal to the exchange ratio of approximately 0.8555; and

•

no fractional shares of resTORbio common stock will be issuable to Adicet’s stockholders pursuant to the merger; however, any fractional shares of resTORbio common stock a holder of Adicet capital stock would otherwise be entitled to receive is to be aggregated before eliminating any remaining fractional share.

This exchange ratio is an estimate only and is based upon resTORbio’s and Adicet’s capitalization as of August 4, 2020. The final exchange ratio will be determined pursuant to a formula described in more detail in the merger agreement and in the section entitled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 207 of this proxy statement/prospectus/information statement, and is generally calculated by dividing (a) (i) the Adicet valuation per the merger agreement of $220,000,000 divided by (ii) the number of Adicet’s outstanding shares immediately prior to the effective time on a fully diluted basis (excluding equity incentives available for grant) by (b) (i) the resTORbio valuation per the merger agreement of $73,333,333 divided by (ii) the number of resTORbio’s outstanding shares immediately prior to the effective time on a fully diluted basis (excluding equity incentives available for grant).

Immediately following the effective time of the merger, the former Adicet equityholders are expected to hold approximately 75% of the outstanding shares of resTORbio common stock on a fully-diluted basis and the current equityholders of resTORbio are expected to hold approximately 25% of the outstanding shares of resTORbio common stock on a fully-diluted basis (in each case excluding equity incentives available for grant).

The merger agreement does not include a price-based termination right, and there will be no adjustment to the total number of shares of resTORbio’s common stock that Adicet’s stockholders will be entitled to receive for changes in the market price of resTORbio’s common stock after the date the merger agreement was signed. Accordingly, the market value of the shares of resTORbio’s common stock issued pursuant to the merger will depend on the market value of the shares of resTORbio’s common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

Treatment of resTORbio Equity Awards (page 209)

Prior to the completion of the merger, the resTORbio Board will adopt appropriate resolutions and take all other actions necessary and appropriate, including using commercially reasonable efforts to obtain any necessary consents from the holders of options to purchase resTORbio common stock (referred to as “resTORbio options”), to provide the following:

•	that each unexpired, unexercised and unvested resTORbio option shall be accelerated in full effective as of immediately prior to the effective time of the merger. The number of shares of resTORbio common stock underlying such options and the exercise price for such options will be adjusted to account for the reverse stock split;

•

that each unexpired and unexercised resTORbio option with an exercise price that equals or exceeds the volume weighted average share price of the resTORbio common stock for a five trading day period, starting with the opening of trading on the first trading day of such period to the closing of the second to last trading day prior to the effective time of the merger, as reported by Nasdaq (or, in the event Nasdaq does not report such information, such third-party service as is mutually agreed upon by the parties) (referred to as the “in-the-money price”) shall be cancelled for no consideration; and

•

that each unexpired and unexercised resTORbio option with an exercise price that is less than the in-the-money price shall remain outstanding after the close of the merger in accordance with its terms.

The resTORbio 2018 Stock Option and Incentive Plan (referred to as the “resTORbio 2018 Plan”) and, the resTORbio 2017 Stock Incentive Plan (referred to as the “resTORbio 2017 Plan”) and the resTORbio 2018 Employee Stock Purchase Plan (referred to as the “resTORbio 2018 ESPP,” and with the resTORbio 2018 Plan and resTORbio 2017 Plan collectively referred to as the “resTORbio Stock Plans”) shall remain in effect following the effective time of the merger.

Prior to the completion of the merger, the resTORbio Board will adopt appropriate resolutions and take all other actions necessary and appropriate to provide that (i) the vesting of each outstanding unvested equity award with respect to resTORbio common stock that represents the right to receive in the future shares of resTORbio common stock pursuant to any resTORbio Stock Plan (referred to as “resTORbio RSUs”) shall be accelerated in full effective as of immediately prior to the effective time of the merger and (ii) for each outstanding and unsettled resTORbio RSU (including any resTORbio RSUs that are accelerated as stated in (i) above), each holder thereof shall receive, immediately prior to the effective time of the merger, a number of shares of resTORbio common stock equal to the number of vested and unsettled restricted stock units underlying such resTORbio RSU (reduced by the number of shares of resTORbio common stock necessary to satisfy applicable tax withholding obligations at the maximum statutory rate). The number of shares of resTORbio common stock underlying such resTORbio RSUs will be adjusted to account for the reverse stock split.

Treatment of Adicet Equity Awards and Warrants (page 209)

At the effective time of the merger, each outstanding and unexercised Adicet option, whether vested or unvested, issued pursuant to the Adicet 2015 plan and a subset of options issued pursuant to the Adicet 2014 plan will be converted into options to purchase a number of shares of resTORbio common stock based on the exchange ratio, subject to the terms of and adjustments in the merger agreement.

Pursuant to the merger agreement, at the effective time of the merger, each Adicet option that is outstanding and unexercised immediately prior to the effective time of the merger, whether or not vested, issued pursuant to the Adicet 2015 plan and a subset of options issued pursuant to the Adicet 2014 plan, without any action on the part of the holder thereof, will be converted into and become a resTORbio option, and resTORbio shall assume the Adicet plans and each such Adicet option in accordance with the terms of the Adicet plans (as in effect as of the date of the merger agreement) and the terms of the applicable stock option agreement. All rights with respect to Adicet options assumed by resTORbio shall thereupon be converted into rights with respect to resTORbio common stock. Accordingly, from and after the effective time of the merger: (i) each Adicet option assumed by resTORbio may be exercised solely for shares of resTORbio common stock; (ii) the number of shares of resTORbio common stock subject to each Adicet option assumed by resTORbio shall be determined by multiplying (A) the number of shares of Adicet common stock that were subject to such Adicet option, as in effect immediately prior to the effective time of the merger, by (B) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of resTORbio common stock and (iii) the per share exercise price for the resTORbio common stock issuable upon exercise of each Adicet option assumed by resTORbio shall be determined by dividing (A) the per share exercise price of Adicet common stock subject to such Adicet option, as in effect immediately prior to the effective time of the merger, by (B) the exchange ratio and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any Adicet option assumed by resTORbio shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Adicet option shall otherwise remain unchanged.

At the effective time of the merger, all rights with respect to Adicet capital stock under Adicet warrants shall be converted into rights with respect to resTORbio common stock and thereupon assumed by resTORbio. Accordingly, from and after the effective time of the merger: (i) each Adicet warrant assumed by resTORbio may be exercised solely for shares of resTORbio common stock; (ii) the number of shares of resTORbio common stock subject to each Adicet warrant assumed by resTORbio shall be determined by multiplying (x) the number of shares of Adicet capital stock that were subject to such Adicet warrant (on an as-converted basis with respect to shares of Adicet preferred stock), as in effect immediately prior to the effective time of the merger, by (y) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of resTORbio common stock; (iii) the per share exercise price for the resTORbio common stock issuable upon exercise of each Adicet warrant assumed by resTORbio shall be determined by dividing (x) the exercise price per share of Adicet common stock subject to such Adicet warrant (or, in the case of Adicet warrants exercisable for shares of Adicet preferred stock, the exercise price per share of such series of Adicet preferred stock divided by the number of shares of Adicet common stock into which such share of Adicet preferred stock is then convertible), as in effect immediately prior to the effective time of the merger, by (y) the exchange ratio, and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Adicet warrant assumed by resTORbio shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Adicet warrant shall otherwise remain unchanged.

Conditions to the Completion of the Merger (page 212)

To consummate the merger, resTORbio stockholders must approve (a) the issuance of shares of resTORbio common stock in the merger by a majority of the votes properly cast at the special meeting and (b) an amendment to the third amended and restated certificate of incorporation of resTORbio (referred to as the “resTORbio certificate of incorporation”) effecting the reverse stock split by a majority of the outstanding shares of resTORbio common stock as of the record date for the special meeting.

Additionally, Adicet’s stockholders must adopt the merger agreement thereby approving the merger and the contemplated transactions. The adoption of the merger agreement and the approval of the contemplated transactions by Adicet’s stockholders requires the affirmative vote (or written consent) of the holders of a majority of (a) the outstanding shares of Adicet capital stock (on an as-converted to Adicet common stock basis), (b) the outstanding shares of Adicet preferred stock, voting together as one class (on an as-converted to Adicet common stock basis) and (c) the outstanding shares of Adicet Series B preferred stock, voting together as one class, in each case, outstanding on the record date for the Adicet written consent and entitled to vote thereon.

Additionally, each of the other closing conditions set forth in the merger agreement and described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” on page 212 of this proxy statement/prospectus/information statement must be satisfied or waived.

No Solicitation (page 215)

Each of resTORbio and Adicet agreed that, except as described below, from the date of the merger agreement until the earlier of the consummation of the merger or the termination of the merger agreement in accordance with its terms, resTORbio and Adicet and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it or any of its subsidiaries to, directly or indirectly:

•

solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any “acquisition proposal” (as defined in the section entitled “The Merger Agreement—No Solicitation” on page 215 of this proxy statement/prospectus/information statement), or “acquisition inquiry” (as defined in the section entitled “The Merger Agreement—No Solicitation” on page 215 of this proxy statement/prospectus/information statement);

•	furnish any non-public information with respect to it to any person in connection with or in response to an acquisition proposal or acquisition inquiry;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•	subject to certain exceptions, approve, endorse or recommend an acquisition proposal;

•

execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to an acquisition transaction (as defined in the section entitled “The Merger Agreement—No Solicitation” on page 215 of this proxy statement/prospectus/information statement);

•	take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry; or

•	publicly propose to do any of the foregoing.

Termination of the Merger Agreement (page 223)

Either resTORbio or Adicet can terminate the merger agreement under specified circumstances, which would prevent the merger from being consummated.

Termination Fee (page 225)

The merger agreement provides for the payment of a termination fee of $6,100,000 by each of resTORbio and Adicet to the other party upon termination of the merger agreement under specified circumstances.

Expense Reimbursement (page 225 and 226)

The merger agreement provides for the payment of an expense reimbursement of up to $1,000,000 by each of resTORbio and Adicet to the other party upon termination of the merger agreement under specified circumstances.

resTORbio Support Agreement (page 231)

Concurrently and in connection with the execution of the merger agreement, resTORbio and Adicet entered into the resTORbio support agreement with resTORbio’s current directors and certain officers and resTORbio’s largest stockholder, which collectively own an aggregate of approximately 24% of outstanding resTORbio common stock. The resTORbio support agreement provides, among other things, that each of such stockholders of resTORbio has agreed to vote or cause to be voted all of the shares of resTORbio common stock held by them in favor of the contemplated transactions, including the share issuance proposal and the reverse stock split proposal.

Adicet Support Agreement (page 230)

Concurrently with or promptly following with the execution of the merger agreement, resTORbio and Adicet also entered into the Adicet support agreement with Adicet’s current directors and officers and certain stockholders, which collectively own an aggregate of approximately 98% of Adicet’s outstanding capital stock on an as-converted to common stock basis. The Adicet support agreement provides, among other things, that the stockholders of Adicet subject to this agreement will vote their shares in favor of the approval of the merger agreement and the contemplated transactions.

The merger agreement requires that, promptly after the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, is declared effective by the SEC, and no later than five (5) business days thereafter, Adicet must solicit for approval by written consent from Adicet’s stockholders sufficient for the approval and adoption of the merger agreement and other contemplated transactions.

In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by SEC and pursuant to the conditions of the merger agreement and the Adicet support agreement, Adicet’s stockholders who are party to the Adicet support agreement are each obligated to execute the written consent, adopting the merger agreement, thereby approving the contemplated transactions, including the merger, no later than five business days after the registration statement on Form S-4, of which this proxy statement/prospectus/information statement forms a part, is declared effective. Therefore, holders of a sufficient number of shares of Adicet capital stock required to adopt the merger agreement are expected to adopt the merger agreement, and no meeting of Adicet’s stockholders to adopt the merger agreement and approve the merger and contemplated transactions is expected to be held.

Lock-up Agreements (page 232)

Concurrently with or promptly following the execution of the merger agreement, certain of Adicet’s current directors and officers and certain stockholders of Adicet, which collectively own an aggregate of approximately 98% of Adicet’s outstanding capital stock on an as-converted to common stock basis, and resTORbio’s current directors, certain officers of resTORbio and resTORbio’s largest stockholder, which collectively own an aggregate of approximately 24% of outstanding resTORbio common stock, entered into lock-up agreements with resTORbio and Adicet, pursuant to which each stockholder has agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, shares of resTORbio common stock, including, as applicable, shares received in the merger and issuable upon exercise of certain warrants and options, from the completion date of the merger until 180 days from the completion date of the merger.

Funding Agreement (page 229)

Concurrently with the execution of the merger agreement, Adicet and resTORbio entered into a funding agreement (referred to as the “funding agreement”) with certain investors of Adicet (referred to as the “Investors”), pursuant to which the Investors committed to fund up to an aggregate of $15,000,000 (referred to as the “funding amount”) into an escrow account, which will be used to subscribe for shares of resTORbio common stock in a concurrent private placement in connection with a private placement or public offering of resTORbio common stock for aggregate gross proceeds (including the funding amount) to the combined company of at least $30,000,000 (referred to as a “qualified financing”), on the same economic conditions (including the price per share paid by other investors in a qualified financing) and similar other terms and conditions as set forth in such a qualified financing. If resTORbio fails to consummate a qualified financing within twelve months of the completion of the merger or certain other events occur, the funding amount will be distributed back to the Investors.

Contingent Value Rights Agreement (page 232)

The merger agreement contemplates that at or prior to completion of the merger, resTORbio, the Holders’ Representative (as defined therein) and the Rights Agent (as defined therein) will execute and deliver a contingent value rights agreement (referred to as the “CVR agreement”), pursuant to which each holder of resTORbio common stock as of immediately prior to the completion of the merger shall be entitled to one contractual contingent value right (each referred to as a “CVR”) issued by resTORbio, subject to and in accordance with the terms and conditions of the CVR agreement, for each share of resTORbio common stock held by such holder. Each CVR shall entitle the holder thereof to receive net proceeds of the commercialization, if any, received from a third party commercial partner of RTB101, resTORbio’s small molecule product candidate that is a potent inhibitor of target of rapamycin complex 1 (TORC1), for a COVID-19 related indication, with clinical data expected by the first quarter of 2021. The CVRs are not transferable, except in certain limited circumstances as will be provided in the CVR agreement, will not be certificated or evidenced by any instrument and will not be registered with the SEC or listed for trading on any exchange.

Pursuant to the CVR agreement, and subject to the limitations set forth therein, from the closing of the merger until September 30, 2021, the combined company will be required to use its Commercially Reasonable Efforts (as such term is defined in the CVR agreement) to perform the key tasks necessary to continue and conduct resTORbio’s clinical trials for a COVID-19 related indication for RTB101 in strict accordance with such trials’ protocols. Pursuant to the CVR agreement, the Clinical Trial Cap (as such term is defined in the CVR agreement) for the total fees and expenses of resTORbio’s clinical trials for a COVID-19 related indication of RTB101 is $3,000,000, less any fully burdened costs accrued or incurred by resTORbio or its affiliates in connection with such clinical trials, between the date of the merger agreement and the closing of the merger. In the event the total fees and expenses of such clinical trials exceed such Clinical Trial Cap, the combined company may terminate the CVR agreement without any further liability whereupon the combined company shall be relieved of any and all obligations which will be contained therein. In addition, pursuant to the CVR agreement, and subject to the combined company’s termination rights set forth therein, from the closing of the merger until September 30, 2021, the combined company will be required to use its Commercially Reasonable Efforts to reasonably support the Finder (as such term is defined in the CVR agreement) to identify one or more partners and negotiate a CVR Commercial Agreement (as such term is defined in the CVR agreement) with such partner for the commercialization of RTB101 for a COVID-19 related indication, subject to certain limitations set forth in the CVR agreement.

The right of any holder of a CVR to receive any payments pursuant to the CVR agreement is contingent upon the combined company entering into a CVR Commercial Agreement with a third party commercial partner prior to September 30, 2021. If the combined company does enter into a CVR Commercial Agreement with a third party commercial partner prior to September 30, 2021, the Net Proceeds (as such term is defined in the CVR agreement) received by the combined company pursuant to such CVR Commercial Agreement in consideration for the rights to commercialize a COVID-19 related indication of RTB101 will then be distributed to the holders of the CVRs as set forth in the CVR agreement. If the combined company does not enter into a CVR Commercial Agreement with a third party commercial partner prior to September 30, 2021, or if the combined company does enter into such CVR Commercial Agreement but does not receive any Net Proceeds pursuant to such CVR Commercial Agreement, no payments will be made under the CVRs, and the CVRs will expire valueless.

Loan Agreement (page 237)

On April 28, 2020, Adicet entered into a Loan and Security Agreement with Pacific Western Bank for a term loan not exceeding $12.0 million (as amended, referred to as the “Loan Agreement”) to finance leasehold improvements for its new corporate headquarters in Redwood City, California and other purposes permitted under the Loan Agreement, with an interest rate equal to the greater of 0.25% above the Prime Rate (as defined in the Loan Agreement) or 5.00%. The Loan Agreement granted to Pacific Western Bank a security interest on substantially all of Adicet’s assets other than intellectual property to secure the performance of Adicet’s obligations under the Loan Agreement, and contains a variety of affirmative and negative covenants, including required financial reporting, limitations on certain dispositions of assets or distributions, limitations on the incurrence of additional debt or liens and other customary requirements. Pacific Western Bank consented to the delivery of audited consolidated financial statements that include a going concern explanatory paragraph by Adicet’s independent registered public accounting firm for the year ended December 31, 2019 in accordance with the terms of the financial statement covenants set forth in the Loan Agreement. Therefore, as of the date of this proxy statement/prospectus/information statement, Adicet was in compliance with such covenants and had no indebtedness outstanding under the Loan Agreement.

In connection with the entrance into the Loan Agreement, Adicet issued Pacific Western Bank a warrant to purchase shares of its Series B redeemable convertible preferred stock (described below) at an exercise price of $1.4034 per share (referred to as the “Existing PacWest Warrant”) which was later assigned to an affiliate of Pacific Western Bank. The Existing PacWest Warrant is initially exercisable for 42,753 shares of Adicet’s Series B redeemable convertible preferred stock and shall be exercisable for an additional number of shares of its Series B redeemable convertible preferred stock equal to 1.00% of the aggregate original principal amount of all term loans made pursuant to the Loan Agreement (up to an aggregate maximum of 128,259 shares). Pursuant to the terms of the Existing PacWest Warrant and the merger agreement, at the effective time of the merger, resTORbio will issue a new warrant to the holder of the Existing PacWest Warrant (referred to as the “New PacWest Warrant”) which will replace the Existing PacWest Warrant. The New PacWest Warrant will be exercisable solely for shares of resTORbio common stock and the number of shares of resTORbio common stock subject to the warrant shall be determined by multiplying (x) the number of shares of Adicet capital stock that were subject to the Existing PacWest Warrant (on an as-converted basis with respect to shares of Adicet preferred stock), as in effect immediately prior to the effective time of the merger, by (y) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of resTORbio common stock. The per share exercise price for the resTORbio common stock issuable upon exercise of the New PacWest Warrant shall be determined by dividing (x) the exercise price per share of Adicet capital stock subject to the Existing PacWest Warrant (on an as-converted basis), as in effect immediately prior to the effective time of the merger, by (y) the exchange ratio, and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise set forth in the Existing PacWest Warrant shall continue in full force and effect in the New PacWest Warrant and the term, exercisability, vesting schedule and other provisions of the Existing PacWest warrant shall otherwise remain unchanged in the New PacWest Warrant.

Pursuant to the terms of the Loan Agreement, Pacific Western Bank has consented in principle to the consummation of the merger as a Permitted Transaction (as defined in the Loan Agreement) subject to certain conditions, including: (i) that the merger is consummated in accordance with the merger agreement (unless otherwise approved by Pacific Western Bank in writing), (ii) Adicet providing copies of all material transaction documents to Pacific Western Bank, (iii) Adicet providing any diligence materials reasonably requested by Pacific Western Bank, (iv) resTORbio entering into a secured guaranty agreement in form and substance satisfactory to Pacific Western Bank and granting Pacific Western Bank a security interest in substantially all of its assets other than its intellectual property and (v) resTORbio issuing the New PacWest Warrant to the holder of the Existing PacWest Warrant pursuant to the terms of the merger agreement and the Existing PacWest Warrant. If the conditions set forth in the consent provided by Pacific Western Bank are not satisfied, Adicet would effectively need to terminate the Loan Agreement and repay any outstanding loan funds or refinance the facility with another lender.

Management Following the Merger (page 373)

Effective as of the completion of the merger, the combined company’s executive officers are expected to include:

Name	Position with the Combined Company	Current Position
Chen Schor	President and Chief Executive Officer	President and Chief Executive Officer of resTORbio

Stewart Abbot, Ph.D.	Senior Vice President, Chief Operating and Scientific Officer	Senior Vice President, Chief Operating and Scientific Officer of Adicet

Name	Position with the Combined Company	Current Position

Francesco Galimi, M.D., Ph.D.	Senior Vice President and Chief Medical Officer	Senior Vice President and Chief Medical Officer of Adicet

Lloyd Klickstein, M.D., Ph.D.	Chief Innovation Officer	Chief Scientific Officer of resTORbio

Carrie Krehlik	Senior Vice President and Chief Human Resource Officer	Senior Vice President and Chief Human Resource Officer of Adicet

Interests of the resTORbio Directors and Executive Officers in the Merger (page 192)

In considering the recommendation of the resTORbio Board with respect to the issuance of resTORbio common stock pursuant to the merger agreement and the other matters to be acted upon by resTORbio stockholders at the special meeting, resTORbio stockholders should be aware that certain members of the resTORbio Board and executive officers of resTORbio have interests in the merger that may be different from, or in addition to, interests they have as resTORbio stockholders. For example, pursuant to the terms of certain employment offer letters or employment agreements in effect prior to the execution of the merger agreement, each of resTORbio’s executive officers could receive cash severance payments and other benefits with a total value of approximately $2.3 million (collectively, not individually, and excluding the value attributable to any accelerated vesting of resTORbio options or resTORbio RSUs), the acceleration of resTORbio options and the acceleration of the vesting of resTORbio RSUs held by those officers, based on data available as of August 4, 2020 and assuming a qualifying termination of employment of each executive officer’s employment as of such date.

resTORbio and Adicet have agreed that Mr. Schor will serve as the chief executive officer and a director of the combined company. Mr. Schor and Adicet expect to agree upon Mr. Schor’s post-closing employment terms prior to completion of the merger and resTORbio will make appropriate disclosure of any such definitive terms.

As of August 4, 2020, resTORbio’s directors and executive officers beneficially owned, in the aggregate, approximately 11.8% of the outstanding shares of resTORbio common stock. Certain of resTORbio’s officers and directors, and their affiliates, have also entered into the resTORbio support agreement in connection with the merger. The resTORbio support agreement is discussed in greater detail in the section entitled “Agreements Related to the Merger—resTORbio Support Agreement” on page 231 of this proxy statement/prospectus/information statement.

Interests of the Adicet Directors and Executive Officers in the Merger (page 195)

In considering the recommendation of the Adicet Board with respect to approving the merger and contemplated transactions by written consent, Adicet’s stockholders should be aware that certain members of the Adicet Board and certain of Adicet’s executive officers have interests in the merger that may be different from, or in addition to, interests they have as Adicet’s stockholders. For example, certain of Adicet’s directors and executive officers have Adicet options, subject to vesting, which, at the completion of the merger, shall be converted into and become resTORbio options, certain of Adicet’s directors and executive officers are expected to become directors and executive officers of resTORbio upon the completion of the merger, certain Adicet executive officers are subject to employment agreements which provide for severance and benefit payments if employment of such officers terminates without cause or for good reason, certain affiliates of Adicet directors and resTORbio directors have overlapping ownership and/or commercial interests in resTORbio and Adicet and all of Adicet’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the merger agreement.

As of August 4, 2020, all of Adicet’s directors and executive officers, together with their affiliates, beneficially owned in the aggregate approximately 69.5% of the outstanding shares of Adicet capital stock, on an as-converted to common stock basis. Certain of Adicet’s officers and directors, and their affiliates, have also entered into the Adicet support agreement in connection with the merger. The Adicet support agreement is discussed in greater detail in the section entitled “Agreements Related to the Merger—Adicet Support Agreement” on page 230 of this proxy statement/prospectus/information statement.

Risk Factors (page 28)

Both resTORbio and Adicet are subject to various risks associated with their businesses and their industries. In addition, the merger poses a number of risks to each company and its respective stockholders, including the possibility that the merger may not be completed and the following risks:

•

The exchange ratio is not adjustable based on the market price of resTORbio common stock, so the merger consideration at the completion of the merger may have a greater or lesser value than at the time the merger agreement was signed;

•

The exchange ratio is not adjustable based on the net cash of either resTORbio or Adicet at the effective time of the merger, so the relative ownership of the combined organization as between current stockholders of resTORbio and current stockholders of Adicet may not reflect the ratio of net cash of resTORbio and Adicet, respectively, at the closing of the merger;

•

Failure to complete the merger may result in resTORbio and Adicet paying a termination fee or expenses to the other and could harm the price of resTORbio common stock and the future business and operations of each company;

•

The merger may be completed even though material adverse changes may result solely from the announcement of the merger, changes in the industry in which resTORbio and Adicet operate that apply to all companies generally and other causes, including the COVID-19 pandemic;

•

Some of resTORbio’s and Adicet’s respective officers and directors have interests that are different from or in addition to those considered by other stockholders of Adicet and resTORbio and which may influence them to support or approve the merger;

•	The market price of the combined company’s common stock may decline as a result of the merger;

•	resTORbio’s and Adicet’s stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger;

•

During the pendency of the merger, resTORbio and Adicet may not be able to enter into a business combination with another party under certain circumstances because of restrictions in the merger agreement, which could adversely affect their respective businesses;

•

Certain provisions of the merger agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the merger agreement;

•	resTORbio stockholders may not receive any payment on the CVRs and the CVRs may otherwise expire valueless;

•

Because the lack of a public market for shares of Adicet capital stock makes it difficult to evaluate the fairness of the merger, Adicet’s stockholders may receive consideration in the merger that is less than the fair market value of the shares of Adicet capital stock and/or resTORbio may pay more than the fair market value of the shares of Adicet capital stock; and

•	If the conditions to the merger are not met, the merger will not occur.

These risks and other risks are discussed in greater detail under the section entitled “Risk Factors” on page 28 of this proxy statement/prospectus/information statement. resTORbio and Adicet both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (page 200)

In the United States, resTORbio must comply with applicable federal and state securities laws and the rules and regulations of The Nasdaq Global Select Market (referred to as “Nasdaq”) in connection with the issuance of shares of resTORbio common stock and the filing of this proxy statement/prospectus/information statement with the SEC. As of the date hereof, the registration statement of which this proxy statement/prospectus/information statement is a part has not become effective.

Nasdaq Stock Market Listing (page 202)

Pursuant to the merger agreement, resTORbio agreed to use its commercially reasonable best efforts to, among other things, cause the shares of resTORbio common stock being issued in the merger to be approved for listing on Nasdaq at or prior to the effective time of the merger.

Anticipated Accounting Treatment (page 203)

The merger will be treated by resTORbio as a reverse merger under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States (referred to as “U.S. GAAP”). For accounting purposes, Adicet is considered to be acquiring resTORbio in the merger.

Appraisal Rights (page 203)

Holders of resTORbio common stock are not entitled to appraisal rights in connection with the merger. Adicet’s stockholders are entitled to appraisal rights in connection with the merger under Delaware law. For more information about such rights, see the provisions of Section 262 of the General Corporation Law of the State of Delaware (referred to as the “DGCL”) attached hereto as Annex C and incorporated herein by reference and the section entitled “The Merger—Appraisal Rights” on page 203 of this proxy statement/prospectus/information statement.

Material U.S. Federal Income Tax Considerations of the Merger (page 200)

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Adicet’s obligation to effect the merger is subject to the satisfaction or waiver, at or prior to the closing date of the merger, of the condition that Adicet receive an opinion of counsel, dated as of the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the merger so qualifies, a U.S. Holder (as defined in the section entitled “The Merger—Material U.S. Federal Income Tax Considerations of the Merger” beginning on page 200 of this proxy statement/prospectus/information statement) generally will not recognize gain or loss for U.S. federal income tax purposes on the exchange of Adicet capital stock for shares of resTORbio common stock pursuant to the merger.

Please review the information in the section entitled “The Merger—Material U.S. Federal Income Tax Considerations of the Merger” on page 200 of this proxy statement/prospectus/information statement for a more complete description of the material U.S. federal income tax consequences of the merger to U.S. Holders.

Material U.S. Federal Income Tax Consequences of the CVR Agreement (page 233)

resTORbio intends to report the issuance of the CVRs to be received by resTORbio stockholders pursuant to the merger agreement, to resTORbio U.S. Holders (as defined in the section entitled “The Merger—Material U.S. Federal Income Tax Considerations of the Merger” beginning on page 200 of this proxy statement/prospectus/

information statement) as a distribution of property with respect to its stock. Please review the information in the section entitled “Agreements Related to the Merger—Contingent Value Rights Agreement—Material U.S. Federal Income Tax Consequences of the Receipt of CVRs” on page 233 of this proxy statement/prospectus/information statement for a more complete description of the material U.S. federal income tax consequences of the receipt of CVRs to resTORbio U.S. Holders, including possible alternative treatments.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split (page 242)

A resTORbio U.S. Holder (as defined in the section entitled “The Merger—Material U.S. Federal Income Tax Considerations of the Merger” beginning on page 200 of this proxy statement/prospectus/information statement) generally should not recognize gain or loss upon the resTORbio reverse stock split, except to the extent a resTORbio U.S. Holder receives cash in lieu of a fractional share of resTORbio common stock. Please review the information in the section entitled “Matters Being Submitted to a Vote of resTORbio Stockholders—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” on page 242 of this proxy statement/prospectus/information statement for a more complete description of the material U.S. federal income tax consequences of the resTORbio reverse stock split to resTORbio U.S. Holders.

Comparison of Stockholder Rights (page 412)

Both resTORbio and Adicet are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the merger is completed, Adicet’s stockholders will become stockholders of resTORbio, and their rights will be governed by the DGCL, the bylaws of resTORbio (referred to as the “resTORbio bylaws”) and, the resTORbio certificate of incorporation, as amended by the amendment set forth in Annex D assuming Proposal No. 2 is approved. The rights of resTORbio stockholders contained in the resTORbio certificate of incorporation and the resTORbio bylaws differ from the rights of Adicet’s stockholders under Adicet’s amended and restated certificate of incorporation and Adicet’s bylaws, as more fully described under the section entitled “Comparison of Rights of Holders of resTORbio Stock and Adicet Stock” on page 412 of this proxy statement/prospectus/information statement.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The information below reflects the historical per share information for resTORbio and Adicet and the unaudited pro forma per share information for the combined organization as if resTORbio and Adicet had been combined as of and for all periods presented.

The unaudited pro forma amounts in the tables below have been derived from the unaudited pro forma combined financial information included in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” of this proxy statement/prospectus/information statement. The pro forma amounts are presented for illustrative purposes only and are not necessarily indicative of what the financial position, results of operations or per share information of the combined organization would have been had resTORbio and Adicet been combined as of or for the periods presented. The unaudited pro forma amounts in the table below do not give effect to the proposed reverse stock split because the proposed reverse stock split is a range and is not definitive.

The tables below should be read in conjunction with the consolidated financial statements and related notes thereto of resTORbio and Adicet included elsewhere in this proxy statement/prospectus/information statement.

	Six Months Ended June 30, 2020	Year Ended December 31, 2019
resTORbio
Book value per share—historical(1)	$1.94	$2.24
Basic and diluted net loss per share—historical	$(0.35)	$(2.41)
Cash dividends declared per share—historical	$—	$—

Adicet
Book value per share—historical(1)	$(4.12)	$(3.47)
Basic and diluted net loss per share—historical	$(0.74)	$(1.63)
Cash dividends declared per share—historical	$—	$—

Pro Forma Combined
Book value per share—pro forma(2)	$0.98	N/A
Basic and diluted net loss per share—pro forma	$(0.14)	$(1.10)
Cash dividends declared per share—pro forma	$—	$—

Adicet Pro Forma Equivalent Per Common Share(3)
Book value per share—pro forma	$0.84	N/A
Basic and diluted net loss per share—pro forma	$(0.12)	$(0.94)
Cash dividends declared per share—pro forma	$—	$—

(1)	Historical book value per share is calculated by taking total stockholders’ equity divided by total outstanding common shares.
(2)	Combined pro forma book value per share is calculated by taking pro forma combined total stockholders’ equity divided by pro forma combined total outstanding common shares.
(3)	Adicet pro forma equivalent data per common share is calculated by applying the assumed Common Stock Exchange Ratio of 0.8555 to the unaudited pro forma combined per share data.

As the reverse stock split is a range and is not definitive, resTORbio’s historical per share information and the unaudited pro forma per share information have not been adjusted to give retrospective effect to the reverse stock split. Upon the effectiveness of the reverse stock split, the outstanding shares of resTORbio common stock will be combined into a lesser number of shares such that one share of resTORbio common stock will be issued for a specified number of shares, which shall be equal to or greater than four (4) and equal to or less than twelve (12), with the exact number within the range to be mutually determined by resTORbio and Adicet prior to the effective time. The exchange ratio will then be subject to adjustment to account for the effect of the reverse stock split of resTORbio common stock to be implemented immediately prior to and contingent upon the consummation of the merger. The following table is presented for illustrative purposes to give effect to the range of the proposed reverse stock split as the unaudited pro forma per share information above does not reflect the proposed reverse stock split that is expected to be effected immediately prior to consummation of the merger.

	Six months Ended June 30, 2020	Year Ended December 31, 2019
Pro Forma Combined - 1:4 Reverse Stock Split
Book value per share—pro forma(4)	$3.93	N/A
Basic and diluted net loss per share—pro forma	$(0.54)	$(4.41)
Cash dividends declared per share—pro forma	$—	$—

Adicet Pro Forma Equivalent Per Common Share—1:4 Reverse Stock Split(5)
Book value per share—pro forma	$0.84	N/A
Basic and diluted net loss per share—pro forma	$(0.12)	$(0.94)
Cash dividends declared per share—pro forma	$—	$—

Pro Forma Combined—1:12 Reverse Stock Split
Book value per share—pro forma(4)	$11.80	N/A
Basic and diluted net loss per share—pro forma	$(1.63)	$(13.23)
Cash dividends declared per share—pro forma	$—	$—

Adicet Pro Forma Equivalent Per Common Share—1:12 Reverse Stock Split(6)
Book value per share—pro forma	$0.84	N/A
Basic and diluted net loss per share—pro forma	$(0.12)	$(0.94)
Cash dividends declared per share—pro forma	$—	$—

(4)

Combined split-effected pro forma book value per share is calculated by taking pro forma combined total stockholders’ equity divided by the respective split-effected pro forma combined total outstanding common shares.

(5)

Adicet split-effected pro forma equivalent data per common share is calculated by applying the assumed split-effected Common Stock Exchange Ratio of 0.2139 to the unaudited split-effected pro forma combined per share data.

(6)

Adicet split-effected pro forma equivalent data per common share is calculated by applying the assumed split-effected Common Stock Exchange Ratio of 0.0713 to the unaudited split-effected pro forma combined per share data.

MARKET PRICE AND DIVIDEND INFORMATION

resTORbio Common Stock

resTORbio common stock is currently listed on The Nasdaq Global Select Market under the symbol “TORC.” The closing price of resTORbio common stock on April 28, 2020, the full trading day immediately prior to the public announcement of the merger on April 29, 2020, as reported on The Nasdaq Global Select Market, was $1.22 per share. The closing price of resTORbio common stock on August 18, 2020, the last trading day before the date of this proxy statement/prospectus/information statement, as reported on The Nasdaq Global Select Market, was $2.23 per share.

Because the market price of resTORbio common stock is subject to fluctuation, the market value of the shares of resTORbio common stock that Adicet equityholders will be entitled to receive in the merger may increase or decrease.

Assuming successful application for initial listing with Nasdaq, following the consummation of the merger, resTORbio anticipates that the resTORbio common stock will continue to be listed on The Nasdaq Global Select Market and will trade under resTORbio’s new name “Adicet Bio, Inc.” and new trading symbol “ACET” on The Nasdaq Global Select Market.

As of August 4, 2020, there were approximately five (5) holders of record of the resTORbio common stock.

Adicet Capital Stock

Adicet is a private company and there is no established public trading market for its common stock or preferred stock. As of August 4, 2020, there were approximately 56 holders of record of the Adicet common stock and 21 holders of record of the Adicet preferred stock.

Dividends

resTORbio has never declared or paid any cash dividends on the resTORbio common stock and does not anticipate paying cash dividends on the resTORbio common stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the merger will be at the discretion of the combined company’s then-current board of directors and will depend upon a number of factors, including the combined company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.

Adicet has never declared or paid any cash dividends on shares of the Adicet capital stock. Adicet anticipates that the combined company will retain all of its future earnings to advance the clinical trials for its products, and does not anticipate paying any cash dividends on shares of the combined company’s capital stock in the foreseeable future. Any future determination to declare cash dividends on shares of the combined company’s common stock will be made at the discretion of its board of directors, subject to applicable law and contractual restrictions and will depend on its financial condition, results of operations, capital requirements, general business conditions and other factors that its board of directors may deem relevant.

RISK FACTORS

The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus/information statement, you should carefully consider the material risks described below before deciding how to vote your shares of stock. In addition, you should read and consider the risks associated with resTORbio’s business and Adicet’s business because these risks may also affect the combined company. These risks can be found under the section entitled “Risk Factors—Risks Related to resTORbio” beginning on page 36 and “Risk Factors—Risks Related to Adicet” beginning on page 100 of this proxy statement/prospectus/information statement, including the financial statements appearing elsewhere herein and the annexes hereto, which are incorporated by reference herein. You should also read and consider the other information in this proxy statement/prospectus/information statement, including the financial statements appearing elsewhere herein and the annexes hereto, which are incorporated by reference herein. Please see the section entitled “Where You Can Find More Information” on page 441 in this proxy statement/prospectus/information statement.”

Risks Related to the Merger

Failure to complete the merger may result in resTORbio or Adicet paying a termination fee or expenses to the other party and could significantly harm the market price of resTORbio common stock and negatively affect the future business and operations of each company.

The consummation of the merger is subject to a number of closing conditions, including the approval by resTORbio’s and Adicet’s stockholders, approval by Nasdaq of resTORbio’s application for initial listing of resTORbio common stock in connection with the merger, and other customary closing conditions. The parties are targeting a closing of the transaction in the second half of 2020.

If the merger is not consummated, resTORbio and Adicet may be subject to a number of material risks, and their respective businesses and resTORbio’s stock price could be adversely affected, as follows:

•	Each company has incurred and expects to continue to incur significant expenses related to the merger even if the merger is not consummated;

•

The merger agreement contains covenants relating to each company’s solicitation of competing acquisition proposals and the conduct of each company’s respective businesses between the date of signing the merger agreement and the completion of the merger. As a result, significant business decisions and transactions of either resTORbio or Adicet before the completion of the merger require the consent of the other party. Accordingly, each company may be unable to pursue business opportunities that would otherwise be in its respective best interests as standalone companies. If the merger agreement is terminated after resTORbio has invested significant time and resources in the transaction process, resTORbio will have a limited ability to continue its current operations without obtaining additional financing to fund its operations;

•	resTORbio or Adicet could be obligated to pay the other party a $6,100,000 termination fee in connection with the termination of the merger agreement, depending on the reason for the termination;

•

resTORbio or Adicet could be obligated to pay the other party a $1,000,000 out-of-pocket expense reimbursement in connection with the termination of the merger agreement, depending on the reason for the termination;

•	resTORbio’s or Adicet’s collaborators and other business partners and investors in general may view the failure to consummate the merger as a poor reflection on its business or prospects;

•

Some of resTORbio’s or Adicet’s suppliers, collaborators and other business partners may seek to change or terminate their relationships with resTORbio or Adicet, as applicable, as a result of the merger;

•	As a result of the proposed merger, current and prospective employees of resTORbio or Adicet could experience uncertainty about their future roles within the combined company. This uncertainty may adversely affect either company’s ability to retain its respective key employees, who may seek other employment opportunities;

•	resTORbio’s or Adicet’s respective management teams may be distracted from day to day operations as a result of the merger; and

•	The market price of resTORbio common stock may decline to the extent that the current market price reflects a market assumption that the merger will be completed.

In addition, if the merger agreement is terminated and the resTORbio Board or the Adicet Board determines to seek another business combination, there can be no assurance that either resTORbio or Adicet will be able to find a third party willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the merger. In such circumstances, the resTORbio Board may elect to, among other things, divest all or a portion of resTORbio’s business, or take the steps necessary to liquidate all of resTORbio’s business and assets, and in either such case, the consideration that resTORbio receives may be less attractive than the consideration to be received by resTORbio pursuant to the merger agreement.

If resTORbio does not successfully consummate the merger or another strategic transaction, the resTORbio Board may decide to pursue a dissolution and liquidation of resTORbio. In such an event, the amount of cash available for distribution to resTORbio stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.

There can be no assurance that the merger will be completed on the timeline anticipated or at all. If the merger is not completed, the resTORbio Board may decide to pursue a dissolution and liquidation of resTORbio. In such an event, the amount of cash available for distribution to resTORbio stockholders will depend heavily on the timing of such decision and, as with the passage of time the amount of cash available for distribution will be reduced as resTORbio continues to fund its operations. In addition, if the resTORbio Board were to approve and recommend, and resTORbio stockholders were to approve, a dissolution and liquidation of resTORbio, resTORbio would be required under Delaware corporate law to pay its outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to resTORbio stockholders. As a result of this requirement, a portion of resTORbio’s assets may need to be reserved pending the resolution of such obligations, and the timing of any such resolution is uncertain. In addition, resTORbio may be subject to litigation or other claims related to a dissolution and liquidation of resTORbio. If a dissolution and liquidation were pursued, the resTORbio Board, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of resTORbio common stock could lose all or a significant portion of their investment in the event of a liquidation, dissolution or winding up of resTORbio.

Some of resTORbio’s and Adicet’s officers and directors have conflicts of interest that may influence them to support or approve the merger.

Certain officers and directors of resTORbio and Adicet participate in arrangements that provide them with interests in the merger that are different from yours, including, among others, their continued service as an officer or a director of the combined company, retention and severance benefits, the acceleration of restricted stock units and option vesting, overlapping ownership and/or commercial interests of their affiliates in Adicet and resTORbio and continued indemnification. These interests, among others, may influence the officers and directors of resTORbio or Adicet to support or approve the merger. For a more detailed discussion please see the section entitled “The Merger—Interests of the resTORbio Directors and Executive Officers in the Merger” beginning on page 192 of this proxy statement/prospectus/information statement and “The Merger—Interests of the Adicet Directors and Executive Officers in the Merger” beginning on page 195 of this proxy statement/prospectus/information statement.

The merger may be completed even though material adverse changes may result from the announcement of the merger, industry-wide changes and other causes.

In general, either party can refuse to complete the merger if there is a material adverse change affecting the other party between April 28, 2020, the date of the merger agreement, and the completion of the merger. However, some types of changes do not permit either party to refuse to complete the merger, even if such changes would have a material adverse effect on resTORbio or Adicet, to the extent they resulted from the following and do not have a materially disproportionate effect on resTORbio or Adicet, as the case may be:

•	the announcement or pendency of the merger agreement or the contemplated transactions;

•	the taking of any action, or the failure to take any action, by any party that is required to comply with the terms of the merger agreement;

•

any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world, or any governmental or other response or reaction to any of the foregoing;

•	any change in generally accepted accounting principles or any change in applicable laws, rules or regulations or the interpretation thereof;

•	general economic or political conditions or conditions generally affecting the industries in which either party or its subsidiaries operate;

•

with respect to resTORbio, any change in the stock price or trading volume of resTORbio common stock (it being understood, however, that any effect causing or contributing to, or resulting from, any change in stock price or trading volume of resTORbio common stock may be taken into account in determining whether a material adverse effect has occurred, unless such effects are otherwise excepted from causing a material adverse effect under the merger agreement);

•	with respect to resTORbio, subject to certain exceptions, the suspension of trading in or delisting of resTORbio common stock on Nasdaq; or

•	with respect to Adicet, any change in the cash position of Adicet or its subsidiary which results from operations in the ordinary course of business.

If adverse changes occur but resTORbio and Adicet must still complete the merger, the combined company’s stock price may suffer. This in turn may reduce the value of the merger to the stockholders of resTORbio, Adicet or both.

The market price of the combined company’s stock may decline as a result of the merger.

The market price of the combined company’s stock may decline as a result of the merger for a number of reasons including if:

•	the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts;

•	the effect of the merger on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts;

•	investors react negatively to the effect on the combined company’s business and prospects from the merger; or

•	the combined company fails to demonstrate appropriate pre-clinical or clinical efficacy in oncology and other indications.

resTORbio’s and Adicet’s stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

If the combined company is unable to realize the strategic and financial benefits currently anticipated from the merger, resTORbio’s and Adicet’s stockholders will have experienced substantial dilution of their ownership interest without receiving any commensurate benefit. Significant management attention and resources will be required to integrate the two companies. Delays in this process could adversely affect the combined company’s business, financial results, financial condition and stock price following the merger.

During the pendency of the merger, resTORbio or Adicet may not be able to enter into a business combination with another party and will be subject to contractual limitations on certain actions because of restrictions in the merger agreement.

Covenants in the merger agreement impede the ability of resTORbio or Adicet to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the merger. As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors. In addition, while the merger agreement is in effect and subject to limited exceptions, each party is prohibited from soliciting, initiating, encouraging or taking actions designed to facilitate any inquiries or the making of any proposal or offer that could lead to the entering into of certain extraordinary transactions with any third party, such as a sale of assets, an acquisition of resTORbio common stock, a tender offer for resTORbio common stock, a merger or other business combination outside the ordinary course of business. Any such transactions could be favorable to such party’s stockholders.

Because the lack of a public market for Adicet capital stock makes it difficult to evaluate the fairness of the merger, Adicet’s stockholders may receive consideration in the merger that is greater than or less than the fair market value of Adicet capital stock.

The outstanding share capital of Adicet is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Adicet. Since the percentage of resTORbio’s equity to be issued to Adicet’s stockholders was determined based on negotiations between the parties, it is possible that the value of the resTORbio common stock to be issued in connection with the merger will be greater than the fair market value of Adicet. Alternatively, it is possible that the value of the shares of resTORbio common stock to be issued in connection with the merger to Adicet’s stockholders will be less than the fair market value of Adicet.

The combined company will incur significant transaction costs as a result of the merger, including investment banking, legal and accounting fees. In addition, the combined company will incur significant consolidation and integration expenses which cannot be accurately estimated at this time. These costs could include the possible relocation of certain operations from Massachusetts to other offices of the combined company as well as costs associated with terminating existing office leases and the loss of benefits of certain favorable office leases. Actual transaction costs may substantially exceed Adicet’s estimates and may have an adverse effect on the combined company’s financial condition and operating results.

If the merger does not qualify as a “reorganization” for U.S. federal income tax purposes, Adicet stockholders may be required to pay substantial U.S. federal income taxes.

The U.S. federal income tax consequences of the merger will depend on whether the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Adicet’s obligation to effect the merger is subject to the satisfaction or waiver, at or prior to the closing date of the merger, of the condition that Adicet receive an opinion of counsel, dated as of the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The opinion will be based on customary assumptions and representations from Adicet and resTORbio, as well as certain covenants and undertakings by

Adicet and resTORbio. If any of the representations, assumptions, covenants or undertakings upon which the opinion is based is incorrect, incomplete, inaccurate or violated, the validity of the opinion may be affected and the tax consequences of the merger could differ from those described in this proxy statement/prospectus/information statement. An opinion of counsel represents such counsel’s best legal judgment, but is not binding on the Internal Revenue Service (the “IRS”) or any court. Neither Adicet nor resTORbio intends to obtain a ruling from the IRS with respect to the tax consequences of the merger. Accordingly, there can be no assurances that the IRS will not assert, or that a court will not sustain, a position contrary to that contained in such opinion. If, contrary to the opinion from counsel, the IRS or a court determines that the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a holder of Adicet capital stock would recognize gain or loss for U.S. federal income tax purposes on each share of Adicet capital stock surrendered in the merger for resTORbio common stock. For a more complete discussion of the material U.S. federal income tax consequences of the merger, please carefully review the information set forth in the section entitled “The Merger—Material U.S. Federal Income Tax Considerations of the Merger” on page 200 of this proxy statement/prospectus/information statement.

Certain stockholders could attempt to influence changes within resTORbio which could adversely affect resTORbio’s operations, financial condition and the value of resTORbio common stock.

resTORbio stockholders may from time-to-time seek to acquire a controlling stake in resTORbio, engage in proxy solicitations, advance stockholder proposals or otherwise attempt to effect changes. Campaigns by stockholders to effect changes at publicly-traded companies are sometimes led by investors seeking to increase short-term stockholder value through actions such as financial restructuring, increased debt, special dividends, stock repurchases or sales of assets or the entire company. Responding to proxy contests and other actions by activist stockholders can be costly and time-consuming, and could disrupt resTORbio’s operations and divert the attention of the resTORbio Board and senior management from the pursuit of the merger. These actions could adversely affect resTORbio’s operations, financial condition, ability to consummate the merger and resTORbio’s common stock value.

resTORbio and Adicet are involved in securities litigation related to the merger and may become involved in additional securities litigation or stockholder derivative litigation in connection with the merger, and this could divert the attention of resTORbio and Adicet management and harm the combined company’s business, and insurance coverage may not be sufficient to cover all related costs and damages.

Securities litigation or stockholder derivative litigation frequently follows the announcement of certain significant business transactions, such as a business combination transaction. resTORbio and Adicet may become involved in this type of litigation in connection with the merger, and the combined company may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect the business of resTORbio, Adicet and the combined company.

In connection with the merger, a putative class action lawsuit, Plumley v. resTORbio Inc., et al., 1:20-cv-00858, was filed on June 26, 2020 by purported resTORbio stockholder Patrick Plumley against resTORbio, its directors, Adicet, and Merger Sub in the U.S. District Court for the District of Delaware. On July 2, 2020, in connection with the merger, a complaint, Azzara v. resTORbio, Inc., et al., 1:20-cv-05088, was filed as an individual action by purported resTORbio stockholder Salvatore Azzara against resTORbio and its directors in the U.S. District Court for the Southern District of New York, and an amended complaint was filed on August 11, 2020. On July 6, 2020, in connection with the merger, a complaint, Miller v. resTORbio, Inc., et al., 1:20-cv-05170, was filed as an individual action by purported resTORbio stockholder Megan Miller against resTORbio and its directors in the U.S. District Court for the Southern District of New York. On July 9, 2020, in connection with the merger, a complaint, Feagan v. resTORbio, Inc., et al., 1:20-cv-03063, was filed as an individual action by purported resTORbio stockholder Douglas Feagan against resTORbio and its directors in the U.S. District Court for the Eastern District of New York. On July 10, 2020, in connection with the merger, a complaint, Lowen v. resTORbio, Inc. et al., 1:20-cv-11305, was filed as an individual action by purported resTORbio stockholder Robert Lowen against resTORbio and its directors in the U.S. District Court for the District Massachusetts. On July 19, 2020, in connection with the merger, a complaint, Mercier v. resTORbio, Inc, et al., 1:20-cv-05556, was

filed as an individual action by purported resTORbio stockholder Ronald Mercier against resTORbio and its directors in the U.S. District Court for the Southern District of New York. The Plumley, Azzara, Miller, Feagan, Lowen and Mercier cases are collectively referred to as the “merger actions.” The merger actions generally allege that resTORbio’s proxy statement/prospectus/information statement filed with the SEC on June 23, 2020 or July 29, 2020 misrepresents and/or omits certain purportedly material information relating to financial projections, analysis performed by JMP, past engagements of JMP, and the process leading up to the execution of the merger agreement. The merger actions assert violations of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder against resTORbio and its directors and violations of Section 20(a) of the Exchange Act against resTORbio’s directors. The Plumley merger action also asserts violations of Section 20(a) of the Exchange Act against Adicet and Merger Sub. The Azzara merger action also asserts claims for an equitable assessment of attorneys’ fees and expenses against resTORbio and its directors and claims for breach of fiduciary duty against resTORbio’s directors. The merger actions seek, among other things: an injunction enjoining consummation of the merger, costs of the action, including plaintiff’s attorneys’ fees and experts’ fees, declaratory relief, and any other relief the court may deem just and proper.

It is possible that additional similar cases could be filed in connection with the merger.

Failure to complete the merger may result in resTORbio and Adicet paying a termination fee or expenses to the other party and could harm the price of resTORbio common stock and the future business and operations of each company.

If the merger is not completed and the merger agreement is terminated under certain circumstances, resTORbio or Adicet may be required to pay the other party a termination fee of $6,100,000 and/or an out-of-pocket expense reimbursement of up to $1,000,000. Even if a termination fee or out-of-pocket expense reimbursement is not payable in connection with a termination of the merger agreement, each of resTORbio and Adicet will have incurred significant fees and expenses, which must be paid whether or not the merger is completed. Further, if the merger is not completed, it could significantly harm the market price of resTORbio common stock.

The exchange ratio is not adjustable based on the market price of resTORbio common stock, so the merger consideration at the completion of the merger may have greater or lesser value than the market price at the time the merger agreement was signed.

The merger agreement has set the exchange ratio for Adicet capital stock, and the exchange ratio is based on valuations ascribed to each company in the merger agreement and the outstanding Adicet capital stock and the outstanding resTORbio common stock, in each case immediately prior to the completion of the merger as described under the section entitled “The Merger—Merger Consideration” on page 199 of this proxy statement/prospectus/information statement. Applying the exchange ratio formula in the merger agreement, the former equityholders of Adicet are expected to hold 75% of the outstanding capital stock of resTORbio immediately following the merger, and the current equityholders of resTORbio are expected to hold approximately 25% of the outstanding capital stock of resTORbio immediately following merger (in each case excluding equity incentives available for grant), subject to certain assumptions.

Any changes in the market price of resTORbio common stock before the completion of the merger will not affect the number of shares of resTORbio common stock issuable to Adicet’s stockholders pursuant to the merger agreement. Therefore, if before the completion of the merger the market price of resTORbio common stock declines from the market price on the date of the merger agreement, then Adicet’s stockholders could receive merger consideration with substantially lower value than the value of such merger consideration on the date of the merger agreement. Similarly, if before the completion of the merger the market price of resTORbio common stock increases from the market price of resTORbio common stock on the date of the merger agreement, then Adicet’s stockholders could receive merger consideration with substantially greater value than the value of such merger consideration on the date of the merger agreement. The merger agreement does not include a price-based termination right. Because the exchange ratio does not adjust as a result of changes in the market price of resTORbio common stock, for each one percentage point change in the market price of resTORbio common stock, there is a corresponding one percentage point rise or decline, respectively, in the value of the total merger consideration payable to Adicet’s stockholders pursuant to the merger agreement.

Certain provisions of the merger agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the merger agreement.

The terms of the merger agreement prohibit each of resTORbio and Adicet from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances when the resTORbio Board or the Adicet Board determines in good faith that a bona fide written acquisition proposal, after consultation with such party’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a superior takeover proposal and the board of directors of such party concludes in good faith based on the advice of outside legal counsel that the failure to cooperate with the proponent of the proposal would be reasonably be expected to be inconsistent with the resTORbio Board’s or the Adicet Board’s respective fiduciary duties.

resTORbio stockholders may not receive any payment on the CVRs and the CVRs may otherwise expire valueless.

The merger agreement contemplates that at or prior to completion of the merger, resTORbio, the Holders’ Representative (as defined in the CVR agreement) and the Rights Agent (as defined in the CVR agreement) will execute and deliver the CVR agreement, pursuant to which each holder of resTORbio common stock as of immediately prior to the effective time of the merger shall be entitled to one contractual CVR issued by resTORbio, subject to and in accordance with the terms and conditions of the CVR agreement, for each share of resTORbio common stock held by such holder. Each CVR shall entitle the holder thereof to receive net proceeds of the commercialization, if any, received from a third party commercial partner of RTB101, resTORbio’s small molecule product candidate that is a potent inhibitor of target of rapamycin complex 1 (TORC1), for a COVID-19 related indication, with clinical data expected by the first quarter of 2021. The CVRs are not transferable, except in certain limited circumstances as will be provided in the CVR agreement, will not be certificated or evidenced by any instrument and will not be registered with the SEC or listed for trading on any exchange.

Pursuant to the CVR agreement, and subject to the limitations set forth therein, from the closing of the merger until September 30, 2021, the combined company will be required to use its Commercially Reasonable Efforts (as such term is defined in the CVR agreement) to perform the key tasks necessary to continue and conduct resTORbio’s clinical trials for a COVID-19 related indication for RTB101 in strict accordance with such trials’ protocols. Pursuant to the CVR agreement, the Clinical Trial Cap (as such term is defined in the CVR agreement) for the total fees and expenses of resTORbio’s clinical trials for a COVID-19 related indication of RTB101 is $3,000,000, less any fully burdened costs accrued or incurred by resTORbio or its affiliates in connection with such clinical trials, between the date of the merger agreement and the closing of the merger. In the event the total fees and expenses of such clinical trials exceed such Clinical Trial Cap, the combined company may terminate the CVR agreement without any further liability whereupon the combined company shall be relieved of any and all obligations which will be contained therein. In addition, pursuant to the CVR agreement, and subject to the combined company’s termination rights set forth therein, from the closing of the merger until September 30, 2021, the combined company will be required to use its Commercially Reasonable Efforts to reasonably support the Finder (as such term is defined in the CVR agreement) to identify one or more partners and negotiate a CVR Commercial Agreement (as such term is defined in the CVR agreement) with such partner for the commercialization of RTB101 for a COVID-19 related indication, subject to certain limitations set forth in the CVR agreement, which allow for the consideration of a variety of factors in determining the efforts that the combined company is required to use to reasonably support Finder to identify one or more partners and negotiate a CVR Commercial Agreement with such partner for the commercialization of RTB101 for a COVID-19 related indication and it does not require the combined company to take all possible actions to continue efforts to reasonably support the Finder to identify one or more partners and negotiate a CVR Commercial Agreement with such partner for the commercialization of RTB101 for a COVID-19 related indication. Accordingly, under certain circumstances, including if the Clinical Trial Cap is exceeded, the combined company may not be required to continue efforts to reasonably support the Finder to identify one or more partners and negotiate a CVR Commercial Agreement with such partner for the commercialization of RTB101 for a COVID-19 related indication, or may allocate resources to other projects, which would have an adverse effect on the value, if any, of the CVRs. resTORbio currently expects to engage JMP Securities LLC to act as the Finder pursuant to the CVR agreement. The right of any holder of a CVR to receive any payments pursuant to the CVR agreement is contingent upon the combined company entering into a CVR Commercial Agreement with a third party commercial partner prior to September 30, 2021. If the combined company does enter into a CVR Commercial Agreement with a third party commercial partner prior to September 30, 2021, the Net Proceeds (as such term is defined in the CVR agreement) received by the combined company pursuant to such CVR Commercial Agreement in consideration for the rights to commercialize a COVID-19 related indication of RTB101 will then be distributed to the holders of the CVRs as set forth in the CVR agreement. If the combined company does not enter into a CVR Commercial Agreement with a third party commercial partner prior to September 30, 2021, or if the combined company does enter into such CVR Commercial Agreement but does not receive any Net Proceeds pursuant to such CVR Commercial Agreement, no payments will be made under the CVRs, and the CVRs will expire valueless. Furthermore, the CVRs will be unsecured obligations of the combined company and all payments under the CVRs, all other obligations under the CVR agreement and the CVRs and any rights or claims relating thereto will be subordinated in right of payment to the prior payment in full of all current or future senior obligations of the combined company. Finally, the U.S. federal income tax treatment of the CVRs is unclear. There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of, and payments on, the CVRs, and there can be no assurance that the IRS, would not assert, or that a court would not sustain, a position that could result in adverse U.S. federal income tax consequences to holders of the CVRs. The CVR agreement is discussed in greater detail in the section entitled “Agreements Related to the Merger—Contingent Value Rights Agreement” on page 232 of this proxy statement/ prospectus/information statement.

The tax treatment to resTORbio stockholders for the receipt of the CVRs is uncertain.

The U.S. federal income tax treatment of the issuance of the CVRs to resTORbio stockholders is uncertain. resTORbio intends to report the issuance of the CVRs as a distribution of property with respect to its stock for U.S. federal income tax purposes. Under such tax treatment, resTORbio U.S. Holders would be subject to the tax consequences described below under the section entitled “Tax Consequences if Treated as a Distribution of Property” beginning on page 235 of this proxy statement/prospectus/information statement. However, there is no authority directly addressing whether the issuance of contingent value rights with characteristics similar to the CVRs should be treated as a distribution of property with respect to the corporation’s stock, a distribution of equity, a “debt instrument” or an “open transaction” for U.S. federal income tax purposes. As a result, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to resTORbio’s intended reporting position, and no opinion of counsel shall be given regarding the tax treatment of the issuance of the CVRs. In the event the IRS were to successfully challenge resTORbio’s intended treatment of the CVRs, it is possible that the issuance of the CVRs could be treated as a distribution of equity, a “debt instrument” or an “open transaction” for U.S. federal income tax purposes. The tax consequences of such alternative treatments are described below under the sections entitled, “Tax Consequences if Treated as a Distribution of Equity,” “Tax Consequences if Treated as a Debt Instrument,” and “Tax Consequences if Treated as an Open Transaction” beginning on page 236 of this proxy statement/prospectus/information statement. resTORbio stockholders should consult their tax advisors with respect to the proper tax treatment of the receipt of the CVRs.

Risks Related to the Reverse Stock Split

The reverse stock split may not increase the combined company’s stock price over the long-term.

The principal purpose of the reverse stock split is to increase the per-share market price of resTORbio common stock above the minimum bid price requirement under the Nasdaq rules so that the listing of the combined company and the shares of resTORbio common stock being issued in the merger on Nasdaq will be approved. It cannot be assured, however, that the reverse stock split will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of common stock will proportionally increase the market price of resTORbio common stock, it cannot be assured that the reverse stock split will increase the market price of its common stock by a multiple of the reverse stock split ratio, or result in any permanent or sustained increase in the market price of resTORbio common stock, which is dependent upon many factors, including the combined company’s business and financial performance, general market conditions, and prospects for future success. Thus, while the stock price of the combined company might meet the continued listing requirements for Nasdaq initially, it cannot be assured that it will continue to do so.

The reverse stock split may decrease the liquidity of resTORbio common stock.

Although the resTORbio Board believes that the anticipated increase in the market price of resTORbio common stock could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the reverse stock split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for resTORbio common stock.

The reverse stock split may lead to a decrease in resTORbio’s overall market capitalization.

Should the market price of resTORbio common stock decline after the reverse stock split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the reverse stock split. A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in resTORbio’s overall market capitalization. If the per share market price does not increase in proportion to the reverse stock split ratio, then the value of the combined company, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of resTORbio common stock will remain the same after the reverse stock split is effected, or that the reverse stock split will not have an adverse effect on resTORbio’s stock price due to the reduced number of shares outstanding after the reverse stock split.

Risks Related to resTORbio

Risks Related to resTORbio’s Financial Position and Need for Capital

resTORbio has incurred significant losses since inception. resTORbio anticipates that it will continue to incur significant losses for the foreseeable future, and may never achieve or maintain profitability.

resTORbio is a clinical-stage biopharmaceutical company with a limited operating history. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. resTORbio has no products approved for commercial sale and has not generated any revenue from product sales to date, and resTORbio will continue to incur significant research and development and other expenses related to resTORbio’s ongoing operations. As a result, resTORbio is not profitable and has incurred losses in each period since resTORbio’s inception in July 2016. resTORbio has devoted a majority of resTORbio’s financial resources and efforts to research and development, including preclinical studies and resTORbio’s clinical trials. resTORbio’s financial condition and operating results, including net losses, may fluctuate significantly from quarter to quarter and year to year. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance. Additionally, net losses and negative cash flows have had, and will continue to have, an adverse effect on resTORbio stockholders’ equity and working capital. For the years ended December 31, 2019 and 2018, resTORbio reported a net loss of $82.7 million and $37.6 million, respectively. For the three and six months ended June 30, 2020, resTORbio reported a net loss of $5.6 million and $12.6 million, respectively. As of June 30, 2020, resTORbio had an accumulated deficit of $166.8 million. resTORbio expects to continue to incur significant losses for the foreseeable future, and resTORbio expects these losses to increase as resTORbio continues research and development of, and seek regulatory approvals for, RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, and other product candidates.

resTORbio anticipates that its expenses will increase substantially if and as it:

•	continues to develop and conduct clinical trials for resTORbio’s lead product candidate, RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus;

•	initiates and continues research, preclinical and clinical development efforts for any current or future product candidates;

•	seeks to identify additional product candidates;

•	seeks regulatory approvals for RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other product candidates that successfully complete clinical development, if any;

•

establishes sales, marketing, distribution, manufacturing, supply chain and other commercial infrastructure in the future to commercialize various products for which resTORbio may obtain regulatory approval, if any;

•

requires the manufacture of larger quantities of RTB101 alone or in fixed dose combination with a rapalog, such as everolimus or sirolimus, for clinical development and, potentially, commercialization;

•	maintains, expands and protects resTORbio’s intellectual property portfolio;

•	hires and retains additional personnel, such as clinical, quality control, scientific and commercial personnel;

•

adds operational, financial and management information systems and personnel, including personnel to support resTORbio’s product development and help it comply with resTORbio’s obligations as a public company;

•	adds equipment and physical infrastructure to support resTORbio’s research and development; and

•	acquires or in-licenses other product candidates and technologies.

resTORbio’s ability to become and remain profitable depends on resTORbio’s ability to generate revenue. resTORbio does not expect to generate significant revenue unless and until resTORbio is, or any future collaborator is, able to obtain regulatory approval for, and successfully commercialize, RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other product candidates. Successful commercialization will require achievement of key milestones, including demonstrating safety and efficacy in clinical trials, obtaining regulatory, including marketing, approval for these product candidates, manufacturing, marketing and selling those products for which resTORbio, or any of resTORbio’s future collaborators, may obtain regulatory approval, satisfying any post-marketing requirements and obtaining reimbursement for resTORbio’s products from private insurance or government payors. Because of the uncertainties and risks associated with these activities, resTORbio is unable to accurately and precisely predict the timing and amount of revenues, the extent of any further losses or if or when resTORbio might achieve profitability. resTORbio, and any future collaborators, may never succeed in these activities and, even if resTORbio does, or any future collaborators do, resTORbio may never generate revenues that are large enough for it to achieve profitability. Even if resTORbio does achieve profitability, resTORbio may not be able to sustain or increase profitability on a quarterly or annual basis. Additionally, resTORbio’s expenses could increase if resTORbio is required by the FDA or any comparable foreign regulatory authority to perform studies in addition to those currently expected, or if there are any delays in completing resTORbio’s clinical trials or the development of any of resTORbio’s product candidates.

resTORbio’s failure to become and remain profitable would depress the market price of resTORbio common stock and could impair resTORbio’s ability to raise capital, expand resTORbio’s business, diversify resTORbio’s product offerings or continue resTORbio’s operations. If resTORbio continues to suffer losses as resTORbio has in the past, investors may not receive any return on their investment and may lose their entire investment.

resTORbio has a limited operating history and no history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for its future viability.

resTORbio was formed in July 2016 and commenced research and development operations in March 2017. resTORbio’s operations to date have been limited to organizing, staffing and financing, raising capital, in-licensing resTORbio’s technology and conducting research and development activities for resTORbio’s product candidates. resTORbio has not yet demonstrated an ability to obtain regulatory approvals, manufacture a commercial-scale product, or arrange for a third party to do so on resTORbio’s behalf, or conduct sales and marketing activities necessary for successful product commercialization. Accordingly, you should consider resTORbio’s prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in clinical development, especially clinical-stage biopharmaceutical companies such as resTORbio. Any predictions you make about resTORbio’s future success or viability may not be as accurate as they could be if resTORbio had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

resTORbio may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving resTORbio’s business objectives. resTORbio will eventually need to transition from a company with a development focus to a company capable of supporting commercial activities. resTORbio may not be successful in such a transition.

resTORbio will need substantial additional funding, and if resTORbio is unable to raise capital when needed, resTORbio could be forced to delay, reduce or eliminate resTORbio’s product discovery and development programs or commercialization efforts.

resTORbio’s operations have required substantial amounts of cash since inception. Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. For the foreseeable future, resTORbio expects to continue to rely on additional financing to achieve resTORbio’s business objectives.

For the years ended December 31, 2019 and 2018, resTORbio used $73.7 million and $35.5 million, respectively, in net cash for resTORbio’s operating activities, of which a majority related to research and development activities. For the six months ended June 30, 2020, resTORbio used $20.4 million in net cash for resTORbio’s operating activities, of which a majority related to research and development activities. If resTORbio obtains regulatory approval for RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other product candidates, resTORbio expects to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Some of these expenses may be incurred in advance of regulatory approval and could be substantial. Furthermore, resTORbio expects to incur significant additional costs associated with resTORbio’s continued operation as a public company. Accordingly, resTORbio will need to obtain substantial additional funding in connection with resTORbio’s continuing operations. If resTORbio is unable to raise capital when needed or on attractive terms, it may be forced to delay, reduce or eliminate resTORbio’s research and development programs or any future commercialization efforts.

resTORbio may use resTORbio’s existing cash, cash equivalents and marketable securities, to fund the development of RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, for Parkinson’s disease (referred to as “PD”) and other indications, and the remainder, if any, for working capital and general corporate purposes. resTORbio will be required to expend significant funds in order to advance the development of RTB101 alone or in combination with a rapalog, such as everolimus or sirolimus, as well as other product candidates resTORbio may seek to develop or acquire. In addition, while resTORbio may seek one or more collaborators for future development of RTB101 alone or in combination with a rapalog, such as everolimus or sirolimus, for one or more additional indications beyond PD or in geographies outside of the United States, Europe and key territories, resTORbio may not be able to enter into a collaboration for RTB101 or any other product candidates for such indications or in such geographies on suitable terms, on a timely basis, or at all. In any event, resTORbio’s existing cash, cash equivalents, and marketable securities will not be sufficient to fund all of the efforts that resTORbio plans to undertake or to activities related to the development of RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, for PD and other indications, and the development of other pipeline candidates. Accordingly, resTORbio will be required to obtain substantial additional funding through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources.

resTORbio cannot be certain that additional funding will be available on acceptable terms, or at all. Other than the funding agreement, resTORbio has no committed source of additional capital and if resTORbio is unable to raise additional capital in sufficient amounts or on terms acceptable to resTORbio, resTORbio may have to significantly delay, scale back or discontinue the development or commercialization of resTORbio’s product candidates or other research and development initiatives. Any of resTORbio’s current or future license agreements may also be terminated if resTORbio is unable to meet the payment or other obligations under the agreements. resTORbio could be required to seek collaborators for product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms resTORbio’s rights to product candidates in markets where resTORbio otherwise would seek to pursue development or commercialization itself.

resTORbio believes resTORbio’s existing cash, cash equivalents and marketable securities, will enable resTORbio to fund its operating expenses and capital expenditure requirements at least into 2022. resTORbio’s estimate may prove to be wrong, and resTORbio could use available capital resources sooner than resTORbio currently expects. Further, changing circumstances, some of which may be beyond resTORbio’s control, could cause resTORbio to consume capital significantly faster than resTORbio currently anticipates, and may need to seek additional funds sooner than planned. resTORbio’s future funding requirements, both short- and long-term, will depend on many factors, including:

•

the scope, progress, timing, costs and results of clinical trials of, and research and preclinical development efforts for, RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, and any future product candidates;

•	resTORbio’s ability to enter into, and the terms and timing of, any collaborations, licensing or other arrangements on favorable terms, if at all;

•	the number of future product candidates that resTORbio pursues and their development requirements;

•	the outcome, timing and costs of seeking regulatory approvals;

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if approved, the costs of commercialization activities for RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other product candidate that receives regulatory approval to the extent such costs are not the responsibility of any future collaborators, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities;

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subject to receipt of regulatory approval, revenue, if any, received from commercial sales of RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any future product candidates;

•	the extent to which resTORbio in-licenses or acquires rights to other products, product candidates or technologies;

•	resTORbio’s headcount growth and associated costs as resTORbio expands resTORbio’s research and development and establish a commercial infrastructure;

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the amount and timing of any payments resTORbio may be required to make, or that resTORbio may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights, including milestone and royalty payments and patent prosecution fees that resTORbio is obligated to pay pursuant to resTORbio’s license agreement;

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the costs of preparing, filing and prosecuting patent applications, maintaining and protecting resTORbio’s intellectual property rights including enforcing and defending intellectual property related claims; and

•	the costs of operating as a public company.

Raising additional capital may cause dilution to resTORbio stockholders, restrict resTORbio’s operations or require resTORbio to relinquish rights to resTORbio’s technologies or product candidates.

Unless and until resTORbio can generate a substantial amount of revenue from resTORbio’s product candidates, resTORbio expects to finance resTORbio’s future cash needs through public or private equity offerings, debt financings, collaborations, licensing arrangements or other sources, or any combination of the foregoing. In addition, resTORbio may seek additional capital due to favorable market conditions or strategic considerations, even if resTORbio believes that it has sufficient funds for resTORbio’s current or future operating plans.

To the extent that resTORbio raises additional capital through the sale of common stock, convertible securities or other equity securities, your ownership interest may be diluted, and the terms of these securities could include liquidation or other preferences and anti-dilution protections that could adversely affect your rights as a common stockholder. In addition, debt financing, if available, may result in fixed payment obligations and may involve agreements that include restrictive covenants that limit resTORbio’s ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens, redeeming stock or declaring dividends, that could adversely impact resTORbio’s ability to conduct resTORbio’s business. In addition, securing financing could require a substantial amount of time and attention from resTORbio’s management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect resTORbio’s management’s ability to oversee the development of resTORbio’s product candidates.

In April 2020, resTORbio entered into the merger agreement. There is no assurance that the merger will be completed.

If resTORbio raises additional funds through collaborations or marketing, distribution or licensing arrangements with third parties, resTORbio may have to relinquish valuable rights to its technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to resTORbio. If resTORbio is unable to raise additional funds when needed, resTORbio may be required to delay, limit, reduce or terminate its product development or future commercialization efforts or grant rights to develop and market product candidates that resTORbio would otherwise prefer to develop and market itself.

Risks Related to the Discovery, Development and Commercialization of resTORbio’s Product Candidates

resTORbio’s business depends virtually entirely upon the success of RTB101 alone or in combination with a rapalog, such as everolimus or sirolimus. If resTORbio is unable to successfully develop, obtain regulatory approval for or successfully commercialize RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, resTORbio’s business may be materially harmed.

resTORbio currently has no products approved for sale and is investing the majority of resTORbio’s efforts and financial resources in the development of resTORbio’s lead product candidate, RTB101, either alone or in combination with a rapalog, such as everolimus or sirolimus. Successful continued development and ultimate regulatory approval of RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, for the treatment of aging-related diseases is critical to the future success of resTORbio’s business. resTORbio will need to raise sufficient funds for, and successfully enroll and complete, resTORbio’s clinical development program for RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, for indications such as PD and possibly other aging-related diseases. The future regulatory and commercial success of this product candidate is subject to a number of risks, including the following:

•

resTORbio may not have sufficient financial and other resources to initiate or complete the necessary clinical trials for RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus;

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resTORbio may not be able to obtain adequate evidence of clinical efficacy and safety for RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or to obtain regulatory approval of RTB101 for PD or other indications;

•

even if RTB101 monotherapy succeeds in its clinical development and is approved for one or more targeted indications, there can be no assurance that RTB101 in combination with a rapalog, such as everolimus or sirolimus, would be developed successfully and approved, and vice versa;

•	resTORbio may not be able to maintain an acceptable safety profile for RTB101 alone or in combination with a rapalog, such as everolimus or sirolimus, even if approved;

•

resTORbio does not know the degree to which RTB101 alone or in combination with a rapalog, such as everolimus or sirolimus, will have market uptake as a therapy by patients, the medical community or third-party payors, among others, if approved;

•

in resTORbio’s clinical programs, resTORbio may experience variability in the response of subjects to treatment, the need to adjust clinical trial procedures and the need for additional clinical trial sites, which could delay resTORbio’s clinical trial progress;

•

the results of resTORbio’s clinical trials may not meet the level of statistical significance required by the FDA, the European Medicines Agency, or EMA, or comparable foreign regulatory bodies for regulatory approval for the treatment of PD or for other indications;

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resTORbio may have difficulty enrolling subjects in trials if, for instance, a current or future effective standard of care limits the desire of patients, physicians, or regulatory agencies to participate in or support clinical trials, or if patients choose to participate in the trials of other sponsors’ product candidates;

•	patients in resTORbio’s clinical trials may die or suffer other adverse effects for reasons that may or may not be related to RTB101, which could delay or prevent further clinical development;

•	the requirements implemented by regulatory agencies may change at any time;

•

the FDA, EMA or foreign regulatory agencies may require efficacy endpoints for a future clinical trial that differ from the endpoints of resTORbio’s current or future trials, which may require resTORbio to conduct additional clinical trials;

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the mechanism of action of RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, is complex and resTORbio cannot guarantee the degree to which it will translate into a medical benefit in any indications;

•

competitor products including generic products may be developed that may have similar or better safety and efficacy or lower costs than RTB101 alone or in combination with a rapalog, such as everolimus or sirolimus;

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resTORbio may not be able to establish sales, marketing, distribution and other commercial infrastructure in the future to commercialize various products for which resTORbio may obtain regulatory approval;

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resTORbio or its contract manufacturers may not be able to manufacture RTB101, rapalogs, such as everolimus or sirolimus, the fixed dose combination of RTB101 with a rapalog, such as everolimus or sirolimus, or other future product candidates at the appropriate quality or sufficient quantities to support further clinical development and/or commercialization;

•

resTORbio’s investigational drug products or manufacturing processes may be considered by regulatory authorities, such as the FDA or EMA, to be unsuitable for continued development and/or commercialization;

•	resTORbio may observe unexpected toxicities in preclinical safety or efficacy animal studies that delay, limit or prevent further clinical development;

•	resTORbio’s intellectual property may not be patentable, valid or enforceable; and

•

resTORbio may not be able to obtain, maintain, defend, protect or enforce resTORbio’s patents, resTORbio’s trade secrets, regulatory exclusivities and other intellectual property rights, both in the United States and internationally, including those that resTORbio has licensed under resTORbio’s license agreement with Novartis.

Many of these risks are beyond resTORbio’s control, including the risks related to clinical development, the regulatory submission process, potential threats to resTORbio’s intellectual property rights and the manufacturing, marketing and sales efforts of any future collaborator. If resTORbio is unable to develop, receive regulatory approval for, or successfully commercialize RTB101 alone or in combination with a rapalog, such as everolimus or sirolimus, or if resTORbio experiences delays as a result of any of these risks or otherwise, resTORbio’s business could be materially harmed.

In addition, of the large number of drugs in development in the pharmaceutical industry, only a small percentage result in the submission of an NDA to the FDA and even fewer are approved for commercialization. Furthermore, even if resTORbio does receive regulatory approval for RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, any such approval may be subject to limitations on the indicated uses or patient populations for which resTORbio may market the product. Accordingly, even if resTORbio is able to obtain the requisite financing to continue to fund resTORbio’s development programs, it cannot assure you that it will successfully develop or commercialize RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, for PD or any other indications. If resTORbio or any of resTORbio’s future collaborators are unable to develop, or obtain regulatory approval for, or, if approved, successfully commercialize RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, for PD or any other indications, resTORbio may not be able to generate sufficient revenue to continue resTORbio’s business.

resTORbio depends on the successful initiation and completion of clinical trials for RTB101 alone or in combination with a rapalog, such as everolimus or sirolimus. The positive clinical results, if any, obtained in prior or ongoing clinical trials may not be predictive of future results or repeated in later-stage clinical trials.

Before obtaining regulatory approval for the sale of RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other potential product candidate, resTORbio must conduct additional clinical trials to demonstrate safety and efficacy in humans. The regulatory requirements for demonstrating efficacy and safety for obtaining approval for RTB101 alone or in combination with a rapalog, such as everolimus or sirolimus, may differ. A failure of one or more clinical trials can occur at any stage of testing. For example, in November 2019, resTORbio announced that top line data from the PROTECTOR 1 Phase 3 study, evaluating the safety and efficacy of RTB101 in preventing clinically symptomatic respiratory illness in adults age 65 and older, did not meet its primary endpoint and that resTORbio has stopped the development of RTB101 for clinically symptomatic respiratory illness. A number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience than resTORbio, have suffered significant setbacks in late stage clinical development, even after seeing promising results in earlier clinical trials.

resTORbio may experience a number of unforeseen events during, or as a result of, clinical trials for RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other potential product candidate that could adversely affect the costs, timing, or successful completion of resTORbio’s clinical trials, including:

•	regulators or other comparable foreign regulatory authorities may disagree as to the design or implementation of resTORbio’s clinical trials;

•

regulators, and/or institutional review boards, or IRBs, or other reviewing bodies may not authorize resTORbio or resTORbio’s investigators to commence a clinical trial, or to conduct or continue a clinical trial at a prospective or specific trial site;

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resTORbio may not reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•

clinical trials of RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other potential product candidate may produce negative or inconclusive results, and resTORbio may decide, or regulators may require resTORbio, to conduct additional clinical trials or abandon product development programs;

•

the number of subjects or patients required for clinical trials of RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other potential product candidate may be larger than resTORbio anticipates, enrollment in these clinical trials may be insufficient or slower than resTORbio anticipates, and the number of clinical trials being conducted at any given time may be high and result in fewer available patients for any given clinical trial, or patients may drop out of these clinical trials at a higher rate than resTORbio anticipates;

•

resTORbio’s third-party contractors, including those manufacturing resTORbio’s product candidates or conducting clinical trials on resTORbio’s behalf, may fail to comply with regulatory requirements or meet their contractual obligations to resTORbio in a timely manner, or at all;

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resTORbio might have to suspend or terminate clinical trials of RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other potential product candidate for various reasons, including as a result of the impact of the COVID-19 pandemic, a finding that the subjects are being exposed to unacceptable health risks or other unrelated reasons;

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resTORbio may have to amend a clinical trial protocol submitted to regulatory authorities or conduct additional studies to reflect changes in regulatory requirements or guidance, which resTORbio may be required to resubmit to an IRB and regulatory authorities for re-examination;

•

regulators, IRBs or data monitoring committees may require or recommend that resTORbio or its investigators suspends or terminates clinical research for various reasons, including safety signals or noncompliance with regulatory requirements;

•	the cost of clinical trials of RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other potential product candidate may be greater than resTORbio anticipates;

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regulators, IRBs or other reviewing bodies may fail to approve or subsequently find fault with the manufacturing processes or facilities of third-party manufacturers with which resTORbio enters into agreement for clinical and commercial supplies, or the supply or quality of RTB101, rapalogs, such as everolimus or sirolimus, or the fixed dose combination of RTB101 and a rapalog, such as everolimus, or sirolimus or any other potential product candidate or other materials necessary to conduct clinical trials of resTORbio’s product candidates may be insufficient, inadequate or not available at an acceptable cost, or resTORbio may experience interruptions in supply;

•

the potential for approval policies or regulations of the FDA or the applicable foreign regulatory agencies to significantly change in a manner rendering resTORbio’s clinical data insufficient for approval; and

•	RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other potential product candidate may have undesirable side effects or other unexpected characteristics.

Regulators, IRBs of the institutions in which clinical trials are being conducted or data monitoring committees may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or resTORbio’s clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, or changes in governmental regulations or administrative actions or resTORbio may have a lack of adequate funding to continue the clinical trial.

Negative or inconclusive results from resTORbio’s clinical trials of RTB101 alone or in combination with a rapalog, such as everolimus or sirolimus, or any other clinical trial or preclinical studies in animals that resTORbio conducts, could mandate repeated or additional clinical trials. resTORbio does not know whether any clinical trials that resTORbio may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other potential product candidate. If later stage clinical trials do not produce favorable results, resTORbio’s ability to obtain regulatory approval for RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other potential product candidate may be adversely impacted.

Clinical trials must be conducted in accordance with the laws and regulations of the FDA, EMA and other applicable regulatory authorities’ laws, and are subject to oversight by these governmental agencies and IRBs at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of resTORbio’s product candidates produced under cGMP, requirements and other regulations. Furthermore, resTORbio relies on CROs, and clinical trial sites to ensure the proper and timely conduct of resTORbio’s clinical trials and while resTORbio has agreements governing their committed activities, resTORbio has limited influence over their actual performance. resTORbio depends on resTORbio’s collaborators and on medical institutions and CROs to conduct resTORbio’s clinical trials in compliance with GCP, requirements. To the extent resTORbio’s collaborators or the CROs fail to enroll participants for resTORbio’s clinical trials, fail to conduct the study to GCP standards or are delayed for a significant time in the execution of trials, including achieving full enrollment, resTORbio may be affected by increased costs, program delays or both. In addition, clinical trials that are conducted in countries outside the United States and EU may subject resTORbio to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of non-U.S. and non-EU CROs, as well as expose resTORbio to risks associated with clinical investigators who are unknown to the FDA or the EMA, and different standards of diagnosis, screening and medical care.

resTORbio may be subject to additional risks because resTORbio is administering RTB101 in combination with other mTOR inhibitors, including rapalogs, such as everolimus or sirolimus.

resTORbio is evaluating RTB101 in combination with other mTOR inhibitors. The use of RTB101 in combination with other compounds may subject resTORbio to risks that resTORbio would not face if RTB101 were being administered as a monotherapy. For example, other mTOR inhibitors, including rapalogs, such as everolimus or sirolimus, may have safety issues that are improperly attributed to RTB101 or the administration of RTB101 with such other therapies may result in safety issues that such other therapies or RTB101 would not have when used alone. In addition, other mTOR inhibitors with which resTORbio may administer RTB101, including a rapalog, such as everolimus or sirolimus, could be removed from the market and thus be unavailable for testing or commercial use concomitantly with RTB101. The outcome and cost of developing a product candidate to be used with other compounds is difficult to predict and dependent on a number of factors that are outside resTORbio’s reasonable control. If resTORbio experiences efficacy or safety issues in resTORbio’s clinical trials in which RTB101 is being administered with a rapalog, such as everolimus or sirolimus, resTORbio may not receive regulatory approval for RTB101, which could prevent resTORbio from ever generating revenue or achieving profitability.

Competitive products may reduce or eliminate the commercial opportunity for RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus. If resTORbio’s competitors develop technologies or product candidates more rapidly than resTORbio does, or their technologies are more effective or safer than resTORbio’s, resTORbio’s ability to develop and successfully commercialize RTB101 alone or in combination with a rapalog, such as everolimus or sirolimus, may be adversely affected.

The clinical and commercial landscape for aging-related diseases is highly competitive and subject to rapid and significant technological change. New data from competitors’ product candidates continue to emerge. It is possible that these data may alter the current standard of care, completely precluding resTORbio from further developing RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, for PD or other aging-related diseases. Further, it is possible that resTORbio may initiate a clinical trial or trials for RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other potential product candidate only to find that data from competing products make it impossible for resTORbio to complete enrollment in clinical trials, resulting in resTORbio’s inability to submit applications for regulatory approval with regulatory agencies. Even if RTB101 were approved, alone or in combination with a rapalog, such as everolimus or sirolimus, it may have limited sales due to competition in the specific indications approved.

Competitive therapeutic treatments for aging-related diseases, including PD, include those that are currently in development and any new treatments that enter the market. resTORbio believes that a significant number of product candidates are currently under development, and may become commercially available in the future, for the treatment of conditions for which resTORbio may try to develop product candidates. resTORbio’s potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. resTORbio considers Navitor Pharmaceuticals, Inc. to be resTORbio’s most direct competitor in developing novel therapeutics targeting the TORC1 for aging-related diseases. Additionally, resTORbio is also aware of other companies seeking to develop treatments to prevent or treat aging-related diseases through biological pathways unrelated to mTOR inhibition, including Calico Life Sciences LLC, or Calico, and UNITY Biotechnology, Inc., or Unity. Calico has not yet disclosed any pipeline candidates, and Unity’s most advanced candidate, based on publicly disclosed information, is in Phase 1 clinical trials for osteoarthritis.

resTORbio is also aware of other companies that are potential competitors for prevention or treatment of aging-associated pathologies such as neurodegeneration. Companies pursuing prevention or treatment of aging-associated pathologies such as neurodegeneration in PD include: Denali Therapeutics, Inc., Acorda Therapeutics, Inc., Prothena Biosciences, Inc., Takeda Pharmaceutical Company (formerly Shire plc), Affiris AG, Biogen Inc., Inflazome Ltd., Casma Therapeutics, Inc., Neuropore Therapies, Inc., Caraway Therapeutics, Inc. (previously called Rheostat Therapeutics), Selphagy Therapeutics Inc., and others. Companies pursuing treatments for levodopa-induced dyskinesia in PD include: VistaGen Therapeutics, Inc., Prilienia Therapeutics, Inc., IRLAB Therapeutics AB, Neurolixis Inc, and others.

Many of resTORbio’s competitors have greater financial, technical, manufacturing, marketing, sales and supply resources, and human resources or experience than resTORbio and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Accordingly, resTORbio’s competitors may be more successful than it is in obtaining regulatory approval for therapies and achieving widespread market acceptance. resTORbio’s competitors’ products may be more effective, or more effectively marketed and sold, than any product candidate

resTORbio may commercialize and may render its therapies obsolete or non-competitive before resTORbio can recover development and commercialization expenses. If RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, is approved for the indications resTORbio is currently pursuing, it could compete with a range of therapeutic treatments that are in development. In addition, resTORbio’s competitors may succeed in developing, acquiring or licensing technologies and drug products that are more effective or less costly than RTB101 alone or in combination with a rapalog, such as everolimus or sirolimus, or any other product candidates that resTORbio is currently developing or that resTORbio may develop, which could render its product candidates obsolete and noncompetitive.

If resTORbio obtains approval for RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other future product candidate, resTORbio may face competition based on many different factors, including the efficacy, safety and tolerability of its products, the ease with which its products can be administered, the timing and scope of regulatory approvals for these products, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position. Existing and future competing products could present superior treatment alternatives, including being more effective, safer, less expensive or marketed and sold more effectively than any products resTORbio may develop. Competitive products may make any products resTORbio develops obsolete or noncompetitive before resTORbio recovers the expense of developing and commercializing resTORbio’s product candidates. Such competitors could also recruit resTORbio’s employees, which could negatively impact resTORbio’s level of expertise and resTORbio’s ability to execute resTORbio’s business plan. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a small number of competitors.

resTORbio also competes with other clinical stage companies and institutions for clinical trial participants, which could reduce resTORbio’s ability to recruit participants for resTORbio’s clinical trials. Delay in recruiting clinical trial participants could adversely affect resTORbio’s ability to bring a product to market prior to resTORbio’s competitors. Further, research and discoveries by others may result in breakthroughs that render resTORbio’s product candidates obsolete even before they begin to generate any revenue.

In addition, resTORbio’s competitors may obtain patent protection, regulatory exclusivities, or FDA approval and commercialize products more rapidly than resTORbio does, which may impact future approvals or sales of any of resTORbio’s product candidates that receive regulatory approval. If the FDA approves the commercial sale of RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other product candidate, resTORbio will also be competing with respect to marketing capabilities and manufacturing efficiency. resTORbio expects competition among products will be based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capabilities, product price, reimbursement coverage by government and private third-party payors, regulatory exclusivities and patent position. resTORbio’s profitability and financial position will suffer if resTORbio’s product candidates receive regulatory approval, but cannot compete effectively in the marketplace.

Many of resTORbio’s competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than resTORbio does. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of resTORbio’s competitors. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with resTORbio in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites, as well as in acquiring technologies complementary to, or necessary for, resTORbio’s programs.

Furthermore, regulatory authorities’ assessment of the data and results required to demonstrate safety and efficacy can change over time and can be affected by many factors, such as the emergence of new information, including on other products, changing policies and agency funding, staffing and leadership. resTORbio cannot be sure whether future changes to the regulatory environment will be favorable or unfavorable to resTORbio’s business prospects. For example, average review times at the FDA for regulatory approval applications can be affected by a variety of factors, including budget and funding levels and statutory, regulatory and policy changes.

The regulatory approval processes of the FDA, the European Medicines Agency (the “EMA”) and comparable foreign authorities are lengthy, time consuming and inherently unpredictable. If clinical trials of RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, fail to satisfactorily demonstrate safety and efficacy to the FDA or other regulators, or do not otherwise produce favorable results, resTORbio, or any future collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of RTB101 alone or in combination with a rapalog, such as everolimus or sirolimus.

resTORbio, and any future collaborators, are not permitted to commercialize, market, promote or sell any product candidate in the United States without obtaining regulatory approval from the FDA. Foreign regulatory authorities, such as the EMA, impose similar requirements. The time required to obtain approval by the FDA, EMA and comparable foreign authorities is unpredictable, but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. To date, resTORbio has not submitted an NDA to the FDA or similar drug approval submissions to comparable foreign regulatory authorities for RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other product candidate. resTORbio, and any future collaborators, must complete additional preclinical or nonclinical studies and clinical trials to demonstrate the safety and efficacy of resTORbio’s product candidates in humans before resTORbio will be able to obtain these approvals.

Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. resTORbio cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. The clinical development of RTB101 alone or in combination with a rapalog, such as everolimus or sirolimus, or other drugs is susceptible to the risk of failure inherent at any stage of development, including failure to demonstrate efficacy in a clinical trial or across a broad population of patients, the occurrence of adverse events that are severe or medically or commercially unacceptable, failure to comply with protocols or applicable regulatory requirements, and determination by the FDA or any comparable foreign regulatory authority that a product candidate may not continue development or is not approvable. It is possible that even if RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other product candidate has a beneficial effect, that effect will not be detected during clinical evaluation as a result of one or more of a variety of factors, including the size, duration, design, measurements, conduct or analysis of resTORbio’s clinical trials. Conversely, as a result of the same factors, resTORbio’s clinical trials may indicate an apparent positive effect of RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other product candidate that is greater than the actual positive effect, if any. For example, in a topline analysis of resTORbio’s Phase 2b clinical trial, resTORbio observed that certain cohorts responded better to study drug treatment than others, and that certain cohorts did not respond at all. Similarly, in resTORbio’s clinical trials resTORbio may fail to detect toxicity of or intolerability caused by RTB101, everolimus or any other product candidate, or mistakenly believe that resTORbio’s product candidates are toxic or not well tolerated when that is not in fact the case.

Any inability to successfully complete preclinical and clinical development could result in additional costs to resTORbio, or any future collaborators. Moreover, if resTORbio, or any future collaborators, is required to conduct additional clinical trials or other testing of RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other product candidate beyond the trials and testing that resTORbio or they contemplate, if resTORbio or they are unable to successfully complete clinical trials of resTORbio’s product candidates or other testing or the results of these trials or tests are unfavorable, uncertain or are only modestly favorable, or there are unacceptable safety concerns associated with resTORbio’s product candidates, resTORbio, or any future collaborators may:

•	incur additional unplanned costs;

•	be delayed in obtaining regulatory approval for resTORbio’s product candidates;

•	not obtain regulatory approval at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing or other requirements; or

•	be required to remove the product from the market after obtaining regulatory approval.

resTORbio’s failure to successfully initiate and complete clinical trials of RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other product candidate and to demonstrate the efficacy and safety necessary to obtain regulatory approval to market RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other product candidate would significantly harm resTORbio’s business. resTORbio’s product candidate development costs will also increase if resTORbio experiences delays in testing or regulatory approvals and resTORbio may be required to obtain additional funds to complete clinical trials. resTORbio cannot assure you that resTORbio’s clinical trials will begin as planned or be completed on schedule, if at all, or that resTORbio will not need to restructure resTORbio’s trials after they have begun. Significant clinical trial delays also could shorten any periods during which resTORbio may have the exclusive right to commercialize resTORbio’s product candidates or allow resTORbio’s competitors to bring products to market before resTORbio does and impair resTORbio’s ability to successfully commercialize resTORbio’s product candidates, which may harm resTORbio’s business and results of operations. In addition, many of the factors that cause, or lead to, delays of clinical trials may ultimately lead to the denial of regulatory approval of RTB101 alone or in combination with a rapalog, such as everolimus or sirolimus, or any other product candidate.

resTORbio’s product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following regulatory approval, if obtained.

Undesirable side effects caused by RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other product candidate could cause resTORbio or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. Results of resTORbio’s clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. In clinical trials of RTB101, alone and in combination with everolimus, to date, there were no observed study drug-related serious adverse events in the Phase 2a clinical trial. In the Phase 2b clinical trial, 4.5% of subjects in the RTB101 10 mg once daily cohort had a serious adverse event, none of which were related to the study drug, though 4.5% of subjects in that arm discontinued the study drug due to an adverse event. The majority of observed study-drug related adverse events were mild or moderate in severity, transient and resolved without stopping the study drug. However, there can be no guarantee that resTORbio would observe a similar tolerability profile of RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, in future clinical trials. Many compounds that initially showed promise in clinical or earlier stage testing are later found to cause undesirable or unexpected side effects that prevented further development of the compound.

If unacceptable side effects arise in the development of resTORbio’s product candidates, resTORbio, the FDA or comparable foreign regulatory authorities, the IRBs, or independent ethics committees at the institutions in which resTORbio’s trials are conducted, or the Data Safety Monitoring Board, or DSMB, could suspend or terminate

resTORbio’s clinical trials or the FDA or comparable foreign regulatory authorities could order resTORbio to cease clinical trials or deny approval of resTORbio’s product candidates for any or all targeted indications. Treatment-emergent side effects that are deemed to be treatment-related could also affect subject recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. resTORbio expects to have to train medical personnel using resTORbio’s product candidates to understand the side effect profiles for resTORbio’s clinical trials and upon any commercialization of any of resTORbio’s product candidates. Inadequate training in recognizing or managing the potential side effects of resTORbio’s product candidates could result in patient injury or death. Any of these occurrences may harm resTORbio’s business, financial condition and prospects significantly.

Moreover, clinical trials of resTORbio’s product candidates are conducted in carefully defined sets of patients who have agreed to enter into clinical trials. Consequently, it is possible that resTORbio’s clinical trials, or those of any future collaborator, may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. If, following approval of a product candidate, resTORbio, or others, discovers that the product is less effective than previously believed or causes undesirable side effects that were not previously identified, any of the following adverse consequences could occur:

•	regulatory authorities may withdraw their approval of the product, seize the product, or seek an injunction against its manufacture or distribution;

•

resTORbio, or any future collaborators, may need to recall the product, or be required to change the way the product is administered or conduct additional clinical trials, or develop a surveillance program;

•	additional restrictions may be imposed on the marketing of, or the manufacturing processes for, the particular product;

•	regulatory authorities may require one or more post-market studies;

•	regulatory authorities may impose distribution and/or use requirements, such as under a REMS;

•	resTORbio may be subject to fines, injunctions or the imposition of civil or criminal penalties;

•

regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication, or issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

•	resTORbio, or any future collaborators, may be required to create a Medication Guide outlining the risks of the previously unidentified side effects for distribution to patients;

•	resTORbio, or any future collaborators, could be sued and held liable for harm caused to patients;

•	the product may become less competitive; and

•	resTORbio’s reputation may suffer.

Any of these events could harm resTORbio’s business and operations and could negatively impact resTORbio’s stock price.

If resTORbio fails to develop RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, for additional indications or fail to discover, develop and commercialize other product candidates, resTORbio may be unable to grow resTORbio’s business and resTORbio’s ability to achieve resTORbio’s strategic objectives would be impaired.

As part of resTORbio’s longer-term growth strategy, resTORbio may evaluate RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, in other indications beyond PD, such as COVID-19 related indications and develop other product candidates. resTORbio intend to evaluate strategic alternatives and internal opportunities from RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or other product candidates from resTORbio’s TORC1 program, and also may choose to in-license or acquire other product candidates as well as commercial products to treat patients suffering from other disorders with significant unmet medical needs and limited treatment options. These other product candidates will require additional, time-consuming development efforts prior to commercial sale, including preclinical studies, clinical trials and approval by the FDA and/or applicable foreign regulatory authorities. All product candidates are prone to the risks of failure that are inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, resTORbio cannot assure you that any such products that are approved will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace or be more effective than other commercially available alternatives.

Research programs to identify product candidates require substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. resTORbio’s research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for many reasons, including the following:

•	the research methodology used may not be successful in identifying potential product candidates;

•	competitors may develop alternatives that render resTORbio’s product candidates obsolete;

•	product candidates that resTORbio develops may nevertheless be covered by third parties’ patents or other exclusive rights;

•

a product candidate may, on further study, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

•	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

•	a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors.

If resTORbio is unsuccessful in identifying and developing additional product candidates, resTORbio’s potential for growth and achieving resTORbio’s strategic objectives may be impaired.

resTORbio’s preclinical programs may not produce new product candidates that are suitable for clinical trials or that can be successfully commercialized or generate revenue through collaborations.

resTORbio must successfully complete preclinical testing for resTORbio’s preclinical programs, which may include demonstrating activity and comprehensive studies to show the lack of toxicity and other adverse effects in established animal models, before commencing clinical trials for any product candidate. Many pharmaceutical products do not successfully complete preclinical testing and, even if preclinical testing is successfully completed, may fail in clinical trials. In addition, there can be no assurance that positive results from preclinical studies will be predictive of results obtained from subsequent preclinical studies or clinical trials. Many pharmaceutical candidates are not suitable for manufacture on the scale or of the quality required for clinical trials or commercialization. Some pharmaceutical candidates that initially seem suitable may later be found to be insufficiently stable or may generate toxic impurities over time. resTORbio also cannot be certain that any product candidates that do advance into clinical trials will successfully demonstrate safety and efficacy in clinical trials. Even if resTORbio achieves positive results in early preclinical studies or clinical trials, they may not be predictive of the results in later trials.

Results of preclinical studies and early clinical trials may not be predictive of results of future clinical trials, and such results do not guarantee approval of a product candidate by regulatory authorities.

The outcome of preclinical studies and early clinical trials may not be predictive of the success of later clinical trials, and interim results of clinical trials do not necessarily predict success in the results of completed clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in earlier development, and resTORbio could face similar setbacks. The design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. In addition, preclinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain the same positive results in later studies or regulatory approval for their product candidates.

For example, in November 2019, resTORbio announced that top line data from the PROTECTOR 1 Phase 3 study, evaluating the safety and efficacy of RTB101 in preventing clinically symptomatic respiratory illness in adults age 65 and older, did not meet its primary endpoint and that resTORbio has stopped the development of RTB101 for clinically symptomatic respiratory illness.

In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen and other clinical trial procedures and the rate of dropout among clinical trial participants. If resTORbio fails to receive positive results in clinical trials of resTORbio’s product candidates, the development timeline and regulatory approval and commercialization prospects for resTORbio’s most advanced product candidate, and, correspondingly, resTORbio’s business and financial prospects would be negatively impacted.

resTORbio may expend resTORbio’s resources to pursue a particular product candidate or indication and forgo the opportunity to capitalize on product candidates or indications that may ultimately be more profitable or for which there is a greater likelihood of success.

Because resTORbio has limited financial and managerial resources, resTORbio intends to focus on developing product candidates for specific indications that resTORbio identifies as most likely to succeed, in terms of both their potential for regulatory approval and commercialization. As a result, resTORbio may forego or delay pursuit of opportunities with other product candidates or for other indications that may prove to have greater commercial potential.

resTORbio’s resource allocation decisions may cause resTORbio to fail to capitalize on viable commercial products or profitable market opportunities. resTORbio’s spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable product candidates. If resTORbio does not accurately evaluate the commercial potential or target market for a particular product candidate, resTORbio may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for resTORbio to retain sole development and commercialization rights to the product candidate.

If the FDA or comparable foreign regulatory authorities approve generic versions of RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other product candidate of resTORbio’s that receives regulatory approval, or such authorities do not grant resTORbio’s products appropriate periods of non-patent exclusivity before approving generic versions of such products, the sales of such products could be adversely affected.

Once an NDA is approved, the product covered thereby becomes a “listed drug” in the FDA’s publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” or the Orange Book. Manufacturers may

seek approval of generic versions of reference listed drugs through submission of abbreviated new drug applications, or AND As, in the United States. In support of an ANDA, a generic manufacturer generally must show that its product has the same active ingredient(s), dosage form, strength, route of administration, conditions of use and labeling as the reference listed drug and that the generic version is bioequivalent to the reference listed drug, meaning, in part, that it is absorbed in the body at the same rate and to the same extent. Generic products may be significantly less costly to bring to market than the reference listed drug and companies that produce generic products are generally able to offer them at lower prices. Moreover, many states allow or require substitution of therapeutically equivalent generic drugs at the pharmacy level even if the branded drug is prescribed. Thus, following the introduction of a generic drug, a significant percentage of the sales of any branded product or reference listed drug may be lost to the generic product.

The FDA may not approve (or in some cases, accept) an ANDA for a generic product until any applicable period of non-patent exclusivity for the reference listed drug has expired. The Federal Food, Drug, and Cosmetic Act, or FDCA, provides a period of five years of non-patent exclusivity for a new drug containing NCE. Specifically, in cases where such exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification that a patent covering the listed drug is invalid, unenforceable or will not be infringed by the generic product, in which case the applicant may submit its application four years following approval of the listed drug. It is unclear whether the FDA will treat the active ingredients in resTORbio’s product candidates as NCEs and, therefore, afford them five years of NCE data exclusivity if they are approved. If any product resTORbio develops does not receive five years of NCE exclusivity, it may nevertheless receive three years of exclusivity if it meets applicable requirements. If so, the FDA may not approve generic versions of such product until three years after its date of approval. Three-year exclusivity is given to a drug if it contains an active moiety that has previously been approved, and the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the NDA. If approved, manufacturers may seek to launch these generic products following the expiration of the applicable marketing exclusivity period, even if resTORbio still has patent protection for resTORbio’s product.

Competition that resTORbio’s products, if approved, may face from generic versions of resTORbio’s products could negatively impact resTORbio’s future revenue, profitability and cash flows and substantially limit resTORbio’s ability to obtain a return on resTORbio’s investments in those product candidates.

If resTORbio encounters difficulties enrolling patients in resTORbio’s future clinical trials, resTORbio’s clinical development activities could be delayed or otherwise adversely affected.

resTORbio may experience difficulties in patient enrollment in resTORbio’s clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on resTORbio’s ability to enroll a sufficient number of patients who remain in the study until its conclusion.

Patient enrollment is affected by many factors, including:

•	the patient eligibility criteria defined in the protocol;

•	the size of the patient population required for analysis of the trial’s primary endpoints;

•	the proximity of patients to study sites;

•	the design of the trial;

•	resTORbio’s ability to recruit clinical trial investigators with the appropriate competencies and experience;

•

competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications that resTORbio is investigating;

•	resTORbio’s ability to obtain and maintain patient consents; and

•	the risk that patients enrolled in clinical trials will drop out of the trials before completion.

In addition, resTORbio’s clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as resTORbio’s product candidates, and this competition will reduce the number and types of patients available to resTORbio, because some patients who might have opted to enroll in resTORbio’s trials may instead opt to enroll in a trial being conducted by one of resTORbio’s competitors. Since the number of qualified clinical investigators is limited, resTORbio expects to conduct some of resTORbio’s clinical trials at the same clinical trial sites that some of resTORbio’s competitors use, which will reduce the number of patients who are available for resTORbio’s clinical trials in such clinical trial site.

resTORbio’s inability to enroll a sufficient number of patients for resTORbio’s clinical trials would result in significant delays or might require resTORbio to abandon one or more clinical trials altogether. Delays in patient enrollment may result in increased costs, affect the timing or outcome of the planned clinical trials, product candidate development and approval process and jeopardize resTORbio’s ability to seek and obtain the regulatory approval required to commence product sales and generate revenue, which could prevent completion of these trials, adversely affect resTORbio’s ability to advance the development of its product candidates, cause the value of resTORbio to decline and limit resTORbio’s ability to obtain additional financing if needed.

Ingredients, excipients and other materials necessary to manufacture RTB101 or rapalogs, such as everolimus or sirolimus, may not be available on commercially reasonable terms, or at all, which may adversely affect the development and commercialization of RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus.

resTORbio and resTORbio’s third-party manufacturers must obtain from other third-party suppliers the active pharmaceutical ingredients, excipients and primary and secondary packaging materials necessary for resTORbio’s contract manufacturers to produce RTB101 or rapalogs, such as everolimus or sirolimus, for resTORbio’s clinical trials and, to the extent approved or commercialized, for commercial distribution. There is no guarantee that resTORbio would be able to enter into all the necessary agreements with third-party suppliers that resTORbio requires for the supply of such materials on commercially reasonable terms, or at all. Even if resTORbio was able to secure such agreements or guarantees, resTORbio’s suppliers may be unable or choose not to provide resTORbio the ingredients, excipients or materials in a timely manner or in the quantities required. If resTORbio’s or its third-party manufacturers is unable to obtain the quantities of these ingredients, excipients or materials that are necessary for the manufacture of commercial supplies of RTB101 or rapalogs, such as everolimus or sirolimus, resTORbio’s ability to generate revenue from the sale of RTB101 alone or in combination with a rapalog, such as everolimus or sirolimus, would be materially and adversely affected.

Further, if resTORbio or its third-party manufacturers is unable to obtain active pharmaceutical ingredients, excipients and materials as necessary for resTORbio’s clinical trials or for the manufacture of commercial supplies of resTORbio’s product candidates, if approved, potential regulatory approval or commercialization would be delayed, which would materially and adversely affect resTORbio’s ability to generate revenue from the sale of resTORbio’s product candidates. As a result of these and other factors, the cost of manufacturing drug material may not support continued development or commercialization or may materially reduce revenue. resTORbio is also unable to predict how changing global economic conditions or potential global health concerns such as the coronavirus will affect resTORbio’s third-party suppliers and manufacturers. Any negative impact of such matters on resTORbio’s third-party suppliers and manufacturers may also have an adverse impact on resTORbio’s results of operations or financial condition.

Even if RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other product candidate of resTORbio’s receives regulatory approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, in which case resTORbio may not generate significant revenues or become profitable.

resTORbio has never commercialized a product, and even if RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other product candidate of resTORbio’s is approved by the appropriate regulatory authorities for marketing and sale, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. The market for therapies targeting PD with a TORC1 inhibitor is novel, and physicians may be reluctant to adopt novel therapies. In addition, patients and their physicians may not desire to add RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, even if approved, to their existing treatment regime. Further, patients often acclimate to the treatment regime that they are currently taking and do not want to switch unless their physicians recommend switching products or they are required to switch due to lack of coverage and reimbursement. In addition, even if resTORbio is able to demonstrate resTORbio’s product candidates’ safety and efficacy to the FDA and other regulators, safety or efficacy concerns in the medical community may hinder market acceptance.

Efforts to educate the medical community and third-party payors on the benefits of resTORbio’s product candidates may require significant resources, including management time and financial resources, and may not be successful. If RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other product candidate is approved but does not achieve an adequate level of market acceptance, resTORbio may not generate significant revenues and resTORbio may not become profitable. The degree of market acceptance of resTORbio’s product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and safety of the product;

•	the potential advantages of the product compared to competitive therapies;

•	the prevalence and severity of any side effects;

•	whether the product is recommended under physician guidelines;

•	whether the product is designated under physician treatment guidelines as a first-, second- or third-line therapy;

•	resTORbio’s ability, or the ability of any future collaborators, to offer the product for sale at competitive prices;

•	the product’s convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try, and of physicians to prescribe, the product;

•	limitations or warnings, including distribution or use restrictions contained in the product’s approved labeling;

•	the strength of sales, marketing and distribution support;

•	changes in the standard of care for the targeted indications for the product; and

•	availability and adequacy of coverage and reimbursement from government payors, managed care plans and other third-party payors.

Any failure by RTB101 alone or in combination with a rapalog, such as everolimus or sirolimus, or any other product candidate of resTORbio’s that obtains regulatory approval to achieve market acceptance or commercial success would adversely affect resTORbio’s business prospects.

Even if resTORbio, or any future collaborators, is able to commercialize any product candidate that resTORbio, or they, develop, the product may become subject to unfavorable pricing regulations or third-party payor coverage and reimbursement policies, any of which could harm resTORbio’s business.

Patients who are provided medical treatment for their conditions generally rely on third party payors to reimburse all or part of the costs associated with their treatment. Therefore, resTORbio’s ability, and the ability of any future collaborators to commercialize any of resTORbio’s product candidates will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from third-party payors including government health administration authorities and private health coverage insurers. Third-party payors decide which medications they will cover and establish reimbursement levels. resTORbio cannot be certain that coverage will be available and that reimbursement will be adequate for RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any of resTORbio’s other product candidates. Also, resTORbio cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, resTORbio’s products.

If coverage and reimbursement are not available, or reimbursement is available only to limited levels, resTORbio, or any future collaborators, may be limited in resTORbio’s ability to successfully commercialize resTORbio’s product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow resTORbio, or any future collaborators, to establish or maintain pricing to realize a sufficient return on resTORbio’s or their investment. In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors and coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require resTORbio to provide scientific and clinical support for the use of resTORbio’s products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved drugs. Regulatory approvals, pricing and reimbursement for new drug products vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, resTORbio, or any future collaborators, might obtain regulatory approval for a product in a particular country, but then be subject to price regulations that delay commercial launch of the product, which may negatively impact the revenues resTORbio is able to generate from the sale of the product in that country. Adverse pricing limitations may hinder resTORbio’s ability or the ability of any future collaborators to recoup resTORbio’s or their investment in one or more product candidates, even if resTORbio’s product candidates obtain regulatory approval.

The healthcare industry is acutely focused on cost containment, both in the United States and elsewhere. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for certain medications, which could affect resTORbio’s ability or that of any future collaborators to sell resTORbio’s product candidates profitably. These payors may not view resTORbio’s products, if any, as cost-effective, and coverage and reimbursement may not be available to resTORbio’s customers, or those of any future collaborators, or may not be sufficient to allow resTORbio’s products, if any, to be marketed on a competitive basis. Cost-control initiatives could cause resTORbio, or any future collaborators, to decrease the price resTORbio, or they, might establish for products, which could result in lower than anticipated product revenues. If the prices for resTORbio’s products, if any, decrease or if governmental and other third-party payors do not provide coverage or adequate reimbursement, resTORbio’s prospects for revenue and profitability will suffer.

There may also be delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the indications for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers resTORbio’s costs, including research, development, manufacture, sale and distribution. Reimbursement rates may vary, by way of example, according to the use of the product and the clinical setting in which it is used. Reimbursement rates may also be based on reimbursement levels already set for lower cost drugs or may be incorporated into existing payments for other services.

In addition, increasingly, third-party payors are requiring higher levels of evidence of the benefits and clinical outcomes of new technologies and are challenging prices. resTORbio cannot be sure that coverage will be available for any product candidate that resTORbio, or any future collaborator, commercializes and, if available, that the reimbursement rates will be adequate. Further, the net reimbursement for drug products may be subject to additional reductions if there are changes to laws that presently restrict imports of drugs from one country to another. An inability to promptly obtain coverage and adequate payment rates from both government-funded and private payors for any of resTORbio’s product candidates for which resTORbio, or any future collaborator, obtains regulatory approval could significantly harm resTORbio’s operating results, resTORbio’s ability to raise capital needed to commercialize products and resTORbio’s overall financial condition.

Product liability lawsuits against resTORbio or any of resTORbio’s future collaborators could divert resTORbio’s resources and attention, cause resTORbio to incur substantial liabilities and limit commercialization of resTORbio’s product candidates.

resTORbio is exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. Currently, resTORbio has no products that have been approved for commercial sale; however, the current and future use of resTORbio’s product candidates by resTORbio and any collaborators in clinical trials, and the sale of these product candidates, if approved, in the future, may expose resTORbio to liability claims. resTORbio faces an inherent risk of product liability lawsuits related to the use of resTORbio’s product candidates in elderly patients and will face an even greater risk if product candidates are approved by regulatory authorities and introduced commercially. Product liability claims may be brought against resTORbio or resTORbio’s partners by participants enrolled in resTORbio’s clinical trials, patients, health care providers, pharmaceutical companies, resTORbio’s collaborators or others using, administering or selling any of resTORbio’s future approved products. If resTORbio cannot successfully defend itself against any such claims, resTORbio may incur substantial liabilities or be required to limit commercialization of resTORbio’s product candidates. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for any of resTORbio’s future approved products;

•	injury to resTORbio’s reputation;

•	withdrawal of clinical trial participants;

•	termination of clinical trial sites or entire trial programs;

•	significant litigation costs;

•	substantial monetary awards to, or costly settlements with, patients or other claimants;

•	product recalls or a change in the indications for which they may be used;

•	loss of revenue;

•	diversion of management and scientific resources from resTORbio’s business operations; and

•	the inability to commercialize resTORbio’s product candidates.

Although the clinical trial process is designed to identify and assess potential side effects, clinical development does not always fully characterize the safety and efficacy profile of a new medicine, and it is always possible that a drug, even after regulatory approval, may exhibit unforeseen side effects. If resTORbio’s product candidates were to cause adverse side effects during clinical trials or after approval, resTORbio may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use resTORbio’s product candidates. If any of resTORbio’s product candidates are approved for commercial sale, resTORbio will be highly dependent upon consumer perceptions of resTORbio and the safety and quality of resTORbio’s products. resTORbio could be adversely affected if resTORbio is subject to negative publicity associated with illness or other adverse effects resulting from patients’ use or misuse of resTORbio’s products or any similar products distributed by other companies.

Although resTORbio maintains product liability insurance coverage in the amount of up to $10.0 million in the aggregate, including clinical trial liability, this insurance may not fully cover potential liabilities that resTORbio may incur. The cost of any product liability litigation or other proceeding, even if resolved in resTORbio’s favor, could be substantial. resTORbio will need to increase resTORbio’s insurance coverage if resTORbio commercializes any product that receives regulatory approval. In addition, insurance coverage is becoming increasingly expensive. If resTORbio is unable to maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, it could prevent or inhibit the development and commercial production and sale of resTORbio’s product candidates, which could harm resTORbio’s business, financial condition, results of operations and prospects.

resTORbio currently has limited marketing, sales or distribution infrastructure. If resTORbio is unable to develop its sales, marketing and distribution capability on its own or through collaborations with marketing partners, resTORbio will not be successful in commercializing its product candidates.

resTORbio currently has limited marketing, sales or distribution infrastructure. Factors that may inhibit resTORbio’s efforts to commercialize its products on its own include:

•	resTORbio’s inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put resTORbio at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

With respect to resTORbio’s existing and future product candidates, resTORbio may choose to collaborate with third parties that have direct sales forces and established distribution systems to serve as an alternative to resTORbio’s own sales force and distribution systems. resTORbio’s product revenue may be lower than if resTORbio directly marketed or sold resTORbio’s products, if approved. In addition, any revenue resTORbio receives will depend in whole or in part upon the efforts of these third parties, which may not be successful and are generally not within resTORbio’s control. If resTORbio is not successful in commercializing any approved products, resTORbio’s future product revenue will suffer, and resTORbio may incur significant additional losses.

If resTORbio does not establish sales and marketing capabilities successfully, either on resTORbio’s own or in collaboration with third parties, resTORbio will not be successful in commercializing resTORbio’s product candidates.

If resTORbio, or any future collaborators, experiences any of a number of possible unforeseen events in connection with clinical trials of RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other product candidate, potential clinical development, regulatory approval or commercialization of resTORbio’s product candidates could be delayed or prevented.

resTORbio, or any future collaborators, may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent clinical development, regulatory approval or commercialization of resTORbio’s product candidates, including:

•	resTORbio’s product candidates may produce unfavorable or inconclusive results;

•	regulators may require resTORbio or any future collaborators, to conduct additional clinical trials or abandon product development programs;

•

the number of patients required for clinical trials of resTORbio’s product candidates may be larger than resTORbio, or any future collaborators anticipates, patient enrollment in these clinical trials may be slower than resTORbio, or any future collaborators, may anticipate or participants may drop out of these clinical trials at a higher rate than resTORbio, or any future collaborators, anticipates;

•	the cost of planned clinical trials of resTORbio’s product candidates may be greater than resTORbio anticipates;

•

resTORbio’s third-party contractors or those of any future collaborators, including those manufacturing resTORbio’s product candidates or components or ingredients thereof or conducting clinical trials on resTORbio’s behalf or on behalf of any future collaborators, may fail to comply with regulatory requirements or meet their contractual obligations to resTORbio or any future collaborators in a timely manner, or at all;

•

regulators, IRBs or independent ethics committees may not authorize resTORbio, any future collaborators or resTORbio or their investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	delays in reaching or failure to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

•

patients who enroll in a clinical trial may misrepresent their eligibility to do so or may otherwise not comply with the clinical trial protocol, resulting in the need to drop the patients from the clinical trial, increase the needed enrollment size for the clinical trial or extend the clinical trial’s duration;

•

delay, suspension or termination of clinical trials of resTORbio’s product candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks, undesirable side effects or other unexpected characteristics of the product candidate; and

•

regulators, IRBs or independent ethics committees may require that resTORbio, or any future collaborators, or resTORbio or its investigators suspends or terminates clinical research for various reasons, including noncompliance with regulatory requirements or their standards of conduct, a finding that the participants are being exposed to unacceptable health risks, undesirable side effects or other unexpected characteristics of the product candidate or findings of undesirable effects caused by a chemically or mechanistically similar product or product candidate.

Further, conducting clinical trials in foreign countries, as resTORbio has done and plan to do for resTORbio’s product candidates, presents additional risks that may delay completion of resTORbio’s clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.

Product development costs for resTORbio, or any future collaborators, will increase if resTORbio, or they, experiences delays in testing or pursuing regulatory approvals and resTORbio, or they, may be required to obtain additional funds to complete clinical trials and prepare for possible commercialization of resTORbio’s product candidates. resTORbio does not know whether any preclinical studies or clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. Significant preclinical study or clinical trial delays also could shorten any periods during which resTORbio, or any future collaborators, may have the exclusive right to commercialize resTORbio’s product candidates or allow resTORbio’s competitors, or the competitors of any future collaborators, to bring products to market before resTORbio, or any future collaborators, does and impair resTORbio’s ability, or the ability of any future collaborators, to successfully commercialize resTORbio’s product candidates and may harm resTORbio’s business and results of operations. In addition, many of the factors that lead to clinical trial delays may ultimately lead to the denial of regulatory approval of any of resTORbio’s product candidates.

Business interruptions resulting from the coronavirus disease (COVID-19) outbreak or similar public health crises could cause a disruption of the development of resTORbio’s product candidates and adversely impact resTORbio’s business.

Public health crises such as pandemics or similar outbreaks could adversely impact resTORbio’s business. In December 2019, a novel strain of a virus named SARS-CoV-2 (severe acute respiratory syndrome coronavirus 2), or coronavirus, which causes coronavirus disease, or COVID-19, surfaced in Wuhan, China and has reached multiple other regions and countries, including Boston, Massachusetts where resTORbio’s primary office and laboratory space are located. The coronavirus pandemic is evolving, and to date has led to the implementation of various responses, including government-imposed quarantines, travel restrictions and other public health safety measures. The extent to which the coronavirus impacts resTORbio’s operations or those of resTORbio’s third party partners will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that will emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

Additionally, timely enrollment in planned clinical trials is dependent upon clinical trial sites which will be adversely affected by global health matters, such as pandemics. resTORbio plans to conduct clinical trials for resTORbio’s product candidates in geographies which are currently being affected by the coronavirus. Some factors from the coronavirus outbreak that will delay or otherwise adversely affect enrollment in the clinical trials of resTORbio’s product candidates, as well as resTORbio’s business generally, include:

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the potential diversion of healthcare resources away from the conduct of clinical trials to focus on pandemic concerns, including the attention of physicians serving as resTORbio’s clinical trial investigators, hospitals serving as resTORbio’s clinical trial sites and hospital staff supporting the conduct of resTORbio’s prospective clinical trials;

•

limitations on travel that could interrupt key trial and business activities, such as clinical trial site initiations and monitoring, domestic and international travel by employees, contractors or patients to clinical trial sites, including any government-imposed travel restrictions or quarantines that will impact the ability or willingness of patients, employees or contractors to travel to resTORbio’s clinical trial sites or secure visas or entry permissions, a loss of face-to-face meetings and other interactions with potential partners, any of which could delay or adversely impact the conduct or progress of resTORbio’s prospective clinical trials;

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interruption in global shipping affecting the transport of clinical trial materials, such as patient samples, investigational drug product and conditioning drugs and other supplies used in resTORbio’s prospective clinical trials; and

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business disruptions caused by potential workplace, laboratory and office closures and an increased reliance on employees working from home, disruptions to or delays in ongoing laboratory experiments and operations, product manufacturing and supply, staffing shortages, travel limitations or mass transit disruptions, any of which could adversely impact resTORbio’s business operations or delay necessary interactions with local regulators, ethics committees and other important agencies and contractors.

Risks Related to Regulatory Approval and Marketing of resTORbio’s Product Candidates and Other Legal Compliance Matters

Even if resTORbio completes the necessary preclinical studies and clinical trials, the regulatory approval process for product candidates is expensive, time consuming and uncertain and may prevent resTORbio or any future collaborators from obtaining approvals for the commercialization of RTB101 alone or in combination with a rapalog, such as everolimus or sirolimus, or any other product candidate. As a result, resTORbio cannot predict when or if, and in which territories, resTORbio, or any future collaborators, will obtain regulatory approval to commercialize a product candidate.

The research, testing, manufacturing, labeling, approval, selling, marketing, promotion and distribution of products are subject to extensive regulation by the FDA and comparable foreign regulatory authorities. resTORbio, and any future collaborators, are not permitted to market RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other product candidate in the United States or in other countries until resTORbio, or any future collaborators, or they, receive approval of an NDA from the FDA or regulatory approval from applicable regulatory authorities outside the United States. RTB101 is in clinical development and is subject to the risks of failure inherent in drug development. resTORbio has not submitted an application for or received regulatory approval for RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other product candidate in the United States or in any other jurisdiction. resTORbio has limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including obtaining FDA approval of an NDA.

The process of obtaining regulatory approvals, both in the United States and abroad, is lengthy, expensive and uncertain. It may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. The FDA or other regulatory authorities may determine that RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other product candidates are not safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude resTORbio’s obtaining regulatory approval or prevent or limit commercial use. Any regulatory approval resTORbio ultimately obtains may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

In addition, changes in regulatory approval policies during the development period, changes in or the enactment or promulgation of additional statutes, regulations or guidance or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that resTORbio’s data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of a product candidate. Any regulatory approval resTORbio, or any future collaborators, ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

Moreover, principal investigators for resTORbio’s clinical trials may serve as scientific advisors or consultants to resTORbio from time to time and receive compensation in connection with such services. Under certain circumstances, resTORbio may be required to report some of these relationships to the FDA or other regulatory authority. The FDA or other regulatory authority may conclude that a financial relationship between resTORbio and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or other regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of resTORbio’s marketing applications by the FDA or other regulatory authority, as the case may be, and may ultimately lead to the denial of regulatory approval of one or more of resTORbio’s product candidates.

Any delay in obtaining or failure to obtain required approvals could negatively impact resTORbio’s ability or that of any future collaborators to generate revenue from the particular product candidate, which likely would result in significant harm to resTORbio’s business and adversely impact resTORbio’s stock price.

resTORbio’s failure to obtain regulatory approval in foreign jurisdictions would prevent resTORbio’s product candidates from being marketed abroad, and any approval resTORbio is granted for RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any of resTORbio’s other product candidates in the United States would not assure approval of product candidates in foreign jurisdictions.

In order to market any products outside of the United States, resTORbio must establish and comply with numerous and varying regulatory requirements of other countries regarding clinical trial design, safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals could result in significant delays, difficulties and costs for resTORbio and may require additional preclinical studies or clinical trials which would be costly and time consuming and could delay or prevent introduction of RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any of resTORbio’s other product candidates in those countries. resTORbio does not have experience in obtaining regulatory approval in international markets. If resTORbio or resTORbio’s partners fail to comply with regulatory requirements or to obtain and maintain required approvals, resTORbio’s target market will be reduced and resTORbio’s ability to realize the full market potential of resTORbio’s product candidates will be harmed.

The exit of the United Kingdom, or the UK, from the European Union, or the EU, may materially affect the regulatory regime that governs resTORbio’s handling of EU personal data and expose resTORbio to legal and business risks under European data privacy and protection law.

On June 23, 2016, the UK held a referendum in which a majority of the eligible members of the electorate voted to leave the EU. The UK’s withdrawal from the EU is commonly referred to as Brexit. Pursuant to Article 50 of the Treaty on European Union, the UK ceased being a Member State of the EU on January 31, 2020. However, the terms of the withdrawal have yet to be fully negotiated. The implementation period began February 1, 2020 and will continue until December 31, 2020. During this 11-month period, the UK will continue to follow all of the EU’s rules and its trading relationship will remain the same. However, regulations (including data protection laws, health and safety laws and regulations and medicine licensing and regulations), have yet to be addressed. This lack of clarity on future UK laws and regulations and their interaction with EU laws and regulations could add legal risk, uncertainty, complexity and cost to resTORbio’s handling of EU personal information and resTORbio’s privacy and data security compliance programs. It is possible that over time the UK Data Protection Act could become less aligned with the EU General Data Protection Regulation, or GDPR, which could require resTORbio to implement different compliance measures for the UK and the European Union and result in potentially enhanced compliance obligations for EU personal data. This risk would apply more immediately in the event of a “no-deal” Brexit (including no transition period).

It is unclear whether the European Commission, or EC, will grant an adequacy finding to the UK (a finding that the UK privacy legal framework provides an adequate level of privacy protection to EU individuals). Absent an adequacy finding, transfers of personal data from the EU to the UK would be impermissible without adequate safeguards provided for under EC-approved mechanisms, such as current standard contractual clauses or, if approved in the future, an EU—UK privacy shield similar to the current framework in place between the EU and the U.S. The extensive authority of UK intelligence and law enforcement agencies, including to conduct surveillance on personal data flows, could reduce the likelihood that the EC would give the UK an adequacy finding, and reduce the likelihood that the EC would approve an EU—UK privacy shield. Accordingly, resTORbio would be exposed to legal risk for any of resTORbio’s EU-UK personal data transfers, including those that involve sensitive data such as patient and genetic data.

Even if resTORbio, or any future collaborators, obtain regulatory approvals for resTORbio’s product candidates, the terms of approvals and ongoing regulation of resTORbio’s products may limit how resTORbio manufactures and markets resTORbio’s products, which could impair resTORbio’s ability to generate revenue.

Once regulatory approval has been granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation. resTORbio, and any future collaborators, must therefore comply with requirements concerning advertising and promotion for any of resTORbio’s product candidates for which resTORbio or its future collaborators obtain regulatory approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, resTORbio and any future collaborators will not be able to promote any products resTORbio develops for indications or uses for which they are not approved.

In addition, manufacturers of approved products and those manufacturers’ facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to cGMPs, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. resTORbio, resTORbio’s contract manufacturers, any future collaborators and their contract manufacturers could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMPs. Despite resTORbio’s efforts to inspect and verify regulatory compliance, one or more of resTORbio’s third-party manufacturing vendors may be found on regulatory inspection by FDA or other authorities to be not in compliance with cGMP regulations, which may result in shutdown of the third-party vendor or invalidation of drug product lots or processes. In some cases, a product recall may be warranted or required, which would materially affect resTORbio’s ability to supply and market resTORbio’s drug products.

Accordingly, assuming resTORbio, or any future collaborators, receive regulatory approval for one or more of resTORbio’s product candidates, resTORbio, and any future collaborators, and resTORbio and their contract manufacturers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control.

If resTORbio, and any future collaborators, are not able to comply with post-approval regulatory requirements, resTORbio, and any future collaborators, could have the regulatory approvals for resTORbio’s products withdrawn by regulatory authorities and resTORbio’s, or any future collaborators’, ability to market any future products could be limited, which could adversely affect resTORbio’s ability to achieve or sustain profitability. Further, the cost of compliance with post-approval regulations may have a negative effect on resTORbio’s operating results and financial condition.

resTORbio is subject to extensive government regulation and the failure to comply with these regulations may have a material adverse effect on resTORbio’s operations and business.

Both before and after approval of any product, resTORbio and its suppliers, contract manufacturers and clinical investigators are subject to extensive regulation by governmental authorities in the United States and other countries, covering, among other things, testing, manufacturing, quality control, clinical trials, post-marketing studies, labeling, advertising, promotion, distribution, import and export, governmental pricing, price reporting and rebate requirements. Failure to comply with applicable requirements could result in one or more of the following actions: warning or untitled letters; unanticipated expenditures; delays in approval or refusal to approve a product candidate; voluntary product recall; product seizure; interruption of manufacturing or clinical trials; operating or marketing restrictions; injunctions; criminal prosecution and civil or criminal penalties including fines and other monetary penalties; exclusion from federal health care programs such as Medicare and Medicaid; adverse publicity; and disruptions to resTORbio’s business. Further, government investigations into potential violations of these laws would require resTORbio to expend considerable resources and face adverse publicity and the potential disruption of resTORbio’s business even if resTORbio is ultimately found not to have committed a violation.

Obtaining FDA approval of resTORbio’s product candidates requires substantial time, effort and financial resources and may be subject to both expected and unforeseen delays, and there can be no assurance that any approval will be granted for any of resTORbio’s product candidates on a timely basis, if at all. The FDA may decide that resTORbio’s data are insufficient for approval of resTORbio’s product candidates and require additional preclinical, clinical or other studies or additional work related to chemistry, manufacturing and controls. In addition, resTORbio, the FDA, IRBs or independent ethics committees may suspend or terminate human clinical trials at any time on various grounds, including a finding that the patients are or would be exposed to an unacceptable health risk or because of the way in which the investigators on which resTORbio relies to carry out the trials. If resTORbio is required to conduct additional trials or to conduct other testing of resTORbio’s product candidates beyond that which resTORbio currently contemplates for regulatory approval, if resTORbio is unable to complete successfully its clinical trials or other testing, or if the results of these and other trials or tests fail to demonstrate efficacy or raise safety concerns, resTORbio may face substantial additional expenses, be delayed in obtaining regulatory approval for its product candidates or may never obtain regulatory approval.

resTORbio is also required to comply with extensive governmental regulatory requirements after a product has received marketing authorization. Governing regulatory authorities may require post-marketing studies that may negatively impact the commercial viability of a product. Once on the market, a product may become associated with previously undetected adverse effects and/or may experience manufacturing or other commercial difficulties. As a result of any of these or other problems, a product’s regulatory approval could be withdrawn, suspended or modified which could harm resTORbio’s business and operating results.

Any of resTORbio’s product candidates for which resTORbio, or any future collaborators, obtain regulatory approval in the future will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. If approved, resTORbio’s product candidates could be subject to post-marketing restrictions or withdrawal from the market and resTORbio, or any future collaborators, may be subject to substantial penalties if resTORbio, or future collaborators, fail to comply with regulatory requirements or if resTORbio, or future collaborators, experience unanticipated problems with resTORbio’s products following approval.

Any of resTORbio’s product candidates for which resTORbio, or any future collaborators, obtain regulatory approval, as well as the manufacturing processes, post-approval studies, labeling, advertising and promotional activities for such product, among other things, will be subject to ongoing requirements of and review by the FDA, EMA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. resTORbio and resTORbio’s contract manufacturers will also be subject to user fees and periodic inspection by the FDA, EMA and other regulatory authorities to monitor compliance with these requirements and the terms of any product approval resTORbio may obtain. Even if regulatory approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the requirement to implement a REMS.

The FDA, EMA and other regulatory authorities may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use and if resTORbio, or any future collaborators, do not market any of resTORbio’s product candidates for which resTORbio, or they, receive regulatory approval for only their approved indications, resTORbio, or they, may be subject to warnings or enforcement action for off-label marketing if it is alleged that resTORbio is doing so. Violation of the Federal Food, Drug and Cosmetic Act, or FDCA, and other statutes relating to the promotion and advertising of prescription drugs may lead to investigations or allegations of violations of federal and state health care fraud and abuse laws and state consumer protection laws, including the False Claims Act.

In addition, later discovery of previously unknown adverse events or other problems with resTORbio’s products or their manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on the manufacturing of such products;

•	restrictions on the labeling or marketing of such products;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning letters or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that resTORbio submits;

•	recall of products;

•	restrictions on coverage by third-party payors;

•	fines, restitution or disgorgement of profits or revenues;

•	exclusion from federal health care programs such as Medicare and Medicaid;

•	suspension or withdrawal of regulatory approvals;

•	refusal to permit the import or export of products;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.

The efforts of the current administration to pursue regulatory reform may limit FDA’s ability to engage in oversight and implementation activities in the normal course, and that could negatively impact resTORbio’s business.

The policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of resTORbio’s product candidates. resTORbio cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the current administration may impact resTORbio’s business and industry. Namely, the current administration has taken several executive actions, including the issuance of a number of executive orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. On January 30, 2017, President Trump issued an executive order, applicable to all executive agencies, including the FDA, that requires that for each notice of proposed rulemaking or final regulation to be issued in fiscal year 2017, the agency shall identify at least two existing regulations to be repealed, unless prohibited by law. These requirements are referred to as the “two-for-one” provisions. This executive order includes a budget neutrality provision that requires the total incremental cost of all new regulations in the 2017 fiscal year, including repealed regulations, to be no greater than zero, except in limited circumstances. For fiscal years 2018 and beyond, the executive order requires agencies to identify regulations to offset any incremental cost of a new regulation. In interim guidance issued by the Office of Information and Regulatory Affairs within OMB on February 2, 2017, the administration indicates that the “two-for-one” provisions may apply not only to agency regulations, but also to significant agency guidance documents, and on September 8, 2017, the FDA published notices in the Federal Register soliciting broad public comment to identify regulations that could be modified in compliance with these Executive Orders. It is difficult to predict how these requirements will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, resTORbio’s business may be negatively impacted.

resTORbio’s relationships with healthcare providers, physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse, privacy and transparency and other healthcare laws and regulations, which could expose resTORbio to criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any products for which resTORbio obtains regulatory approval. resTORbio’s future arrangements with third party payors, healthcare providers and physicians may expose resTORbio to broadly applicable fraud and abuse and other healthcare laws and regulations, in addition to legal obligations related to privacy, data protection and information security, that may constrain the business or financial arrangements and relationships through which resTORbio conducts its operations, including how resTORbio researches, markets, sells and distributes any products for which resTORbio obtains regulatory approval. These include the following:

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Anti-Kickback Statute-The federal healthcare anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation or arranging of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. A person or entity can be found guilty of violating the federal Anti-Kickback Statute without actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act or federal civil money penalties statute;

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False Claims Act-The federal False Claims Act imposes criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented false or fraudulent claims for payment by a federal healthcare program; making a false statement or record material to a false or fraudulent claim or an obligation to pay money to the federal government; or avoiding, decreasing or concealing an obligation to pay money to the federal government. A claim that includes items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim under the False Claims Act. Potential liability for violating the False Claims Act includes mandatory treble damages and significant per-claim penalties;

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HIPAA-The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, HIPAA and, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations on covered entities and their business associates, including mandatory contractual terms and technical safeguards, with respect to maintaining the privacy, security and transmission of individually identifiable health information;

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Transparency Requirements-Federal laws require applicable manufacturers of covered drugs to report payments and other transfers of value to physicians, including doctors, dentists, optometrists, podiatrists and chiropractors, and teaching hospitals, as well as information regarding ownership and investment interests held by the physicians described above and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners;

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Analogous State and Foreign Laws-Analogous state and foreign fraud and abuse laws and regulations, such as state anti-kickback and false claims laws, can apply to resTORbio’s business practices, including but not limited to research, distribution, sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors and are generally broad and are enforced by many different federal and state agencies as well as through private actions; and

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European Privacy Laws-The data privacy regime in the EU imposes obligations and restrictions on the collection and use of personal data relating to individuals located in the EU and includes the GDPR, and any national laws implementing or supplementing the GDPR. If resTORbio does not comply with resTORbio’s obligations under the EU privacy regime, resTORbio could be exposed to significant fines and resTORbio may be the subject of litigation and/or adverse publicity, which could have material adverse effect on resTORbio’s reputation and business.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and require manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that resTORbio’s business arrangements with third parties, and resTORbio’s business generally, will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that resTORbio’s business practices may not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If resTORbio’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to resTORbio, resTORbio may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of resTORbio’s operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if resTORbio is successful in defending against any such actions that may be brought against resTORbio, resTORbio’s business may be impaired. If any of the physicians or other healthcare providers or entities with whom resTORbio expects to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is generally not permitted in the countries that form part of the EU. Some EU Member States, like the United Kingdom, through the United Kingdom Bribery Act 2010, have enacted laws explicitly prohibiting the provision of these type of benefits and advantages. Infringements of these laws can result in substantial fines and imprisonment.

Payments made to physicians in certain EU Member States (e.g., France or Belgium) must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the EU Member State national laws, industry codes (e.g. the European Federation of Pharmaceutical Industries and Associations Disclosure and Healthcare Professionals Codes) or professional codes of conduct. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

resTORbio is subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and resTORbio is subject to consumer protection laws that regulate resTORbio’s marketing practices and prohibit unfair or deceptive acts or practices. resTORbio’s actual or perceived failure to comply with such obligations could harm resTORbio’s business.

The EU General Data Protection Regulation, or GDPR, imposes strict requirements on controllers and processors of personal data, including special protections for “special category data,” which includes health, biometric and genetic information of data subjects located in the EU. Further, GDPR provides a broad right for EU Member States to create supplemental national laws, such as laws relating to the processing of health, genetic and biometric data, which could further limit resTORbio’s ability to use and share such data or could cause resTORbio’s costs to increase, and harm resTORbio’s business and financial condition. GDPR grants individuals the opportunity to object to the processing of their personal information, allows them to request deletion of personal information in certain circumstances, and provides the individual with an express right to seek legal remedies in the event the individual believes his or her rights have been violated. Further, the GDPR imposes strict rules on the transfer of personal data out of the EU to the United States or other regions that have not been deemed to offer “adequate” privacy protections.

Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU Member States, which may deviate slightly from the GDPR, may result in fines of up to 4% of global revenues, or €20,000,000, whichever is greater, and in addition to such fines, resTORbio may be the subject of litigation and/or adverse publicity, which could have material adverse effect on resTORbio’s reputation and business. As a result of the implementation of the GDPR, resTORbio is required to put in place additional mechanisms to ensure compliance with the new data protection rules. For example, the GDPR requires resTORbio to make more detailed disclosures to data subjects, requires disclosure of the legal basis on which resTORbio can process personal data, may make it harder for resTORbio to obtain valid consent for processing, will require the appointment of a data protection officer where sensitive personal data (i.e., health data) is processed on a large scale, introduces mandatory data breach notification requirements throughout the EU, imposes additional obligations on resTORbio when resTORbio is contracting with service providers and requires resTORbio to adopt appropriate privacy governance including policies, procedures, training and data audit.

resTORbio is subject to the supervision of local data protection authorities in those jurisdictions where resTORbio monitors the behavior of individuals in the EU (i.e., undertaking clinical trials).

resTORbio is also subject to evolving European privacy laws on electronic marketing and cookies. The EU is in the process of replacing the e-Privacy Directive (2002/58/EC) with a new set of rules taking the form of a regulation, which will be directly implemented in the laws of each EU state, without the need for further enactment. While the e-Privacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is still going through the European legislative process. Draft regulations were rejected by the Permanent Representatives Committee of the Council of EU on November 22, 2019; it is not clear when new regulations will be adopted.

Current and future legislation may increase the difficulty and cost for resTORbio and any collaborators to obtain regulatory approval of and commercialize resTORbio’s product candidates and affect the prices resTORbio, or future collaborators, may obtain.

In the United States and foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay regulatory approval of resTORbio’s product candidates, restrict or regulate post-approval activities and affect resTORbio’s ability to profitably sell any product candidates for which resTORbio obtains regulatory approval. resTORbio expects that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that resTORbio, or any collaborators, may receive for any approved products.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the Affordable Care Act. Among the provisions of the Affordable Care Act of potential importance to resTORbio’s business and resTORbio’s product candidates are the following:

•	an annual, non-deductible fee on any entity that manufactures or imports specified branded prescription products and biologic products;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for products that are inhaled, infused, instilled, implanted or injected;

•	expansion of healthcare fraud and abuse laws, including the civil False Claims Act and the federal Anti-Kickback Statute, new government investigative powers and enhanced penalties for noncompliance;

•

a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts (increased pursuant to the Bipartisan Budget Act of 2018, effective as of 2019) off negotiated prices of applicable brand products to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient products to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to individuals enrolled in Medicaid managed care organizations;

•	expansion of eligibility criteria for Medicaid programs;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	new requirements to report certain financial arrangements with physicians and teaching hospitals;

•	a new requirement to annually report product samples that manufacturers and distributors provide to physicians;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and

•	established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the Affordable Care Act, and resTORbio expects there will be additional challenges and amendments to the Affordable Care Act in the future. Various portions of the Affordable Care Act are currently undergoing legal and constitutional challenges in the Fifth Circuit Court and the United States Supreme Court; the Trump Administration has issued various Executive Orders which eliminated cost sharing subsidies and various provisions that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices; and Congress has introduced several pieces of legislation aimed at significantly revising or repealing the Affordable Care Act. It is unclear whether the Affordable Care Act will be overturned, repealed, replaced, or further amended. resTORbio cannot predict what affect further changes to the Affordable Care Act would have on resTORbio’s business.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. In August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2029 unless additional Congressional action is taken. The American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices resTORbio may obtain for any of resTORbio’s product candidates for which resTORbio may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

The costs of prescription pharmaceuticals in the United States has also been the subject of considerable discussion in the United States, and members of Congress and the Trump Administration have stated that they will address such costs through new legislative and administrative measures. There have been several U.S. Congressional inquiries and proposed and enacted state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, Congress and the Trump administration have each indicated that it will continue to pursue new legislative and/or administrative measures to control drug costs. The Trump administration recently released a plan, or Blueprint, to reduce the cost of drugs. The Trump administrations’ Blueprint contains certain measures that the U.S. Department of Health and Human Services is already working to implement.

Individual state legislatures have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing. Some of these measures include price or patient reimbursement constraints, discounts, restrictions on certain product access, marketing cost disclosure and transparency measures, and, in some cases, measures designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for resTORbio’s products, once approved, or put pressure on resTORbio’s product pricing.

In addition, individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and to encourage importation from other countries and bulk purchasing.

The pricing of prescription pharmaceuticals is also subject to governmental control outside the United States. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of regulatory approval for a product. To obtain reimbursement or pricing approval in some countries, resTORbio may be required to conduct a clinical trial that compares the cost-effectiveness of resTORbio’s product candidates to other available therapies. If reimbursement of resTORbio’s products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, resTORbio’s ability to generate revenues and become profitable could be impaired.

Governments outside the United States may impose strict price controls, which may adversely affect resTORbio’s revenues, if any.

In some countries, including Member States of the EU, the pricing of prescription drugs is subject to governmental control. Additional countries may adopt similar approaches to the pricing of prescription drugs. In such countries, pricing negotiations with governmental authorities can take considerable time after receipt of regulatory approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after coverage and reimbursement have been obtained. Reference pricing used by various countries and parallel distribution, or arbitrage between low-priced and high-priced countries, can further reduce prices. In some countries, resTORbio may be required to conduct a clinical study or other studies that compare the cost-effectiveness of any of resTORbio’s product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval, which is time-consuming and costly. resTORbio cannot be sure that such prices and reimbursement will be acceptable to resTORbio or resTORbio’s strategic partners. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if reimbursement of resTORbio’s products is unavailable or limited in scope or amount, resTORbio’s revenues from sales by resTORbio or resTORbio’s strategic partners and the potential profitability of any of resTORbio’s product candidates in those countries would be negatively affected.

Laws and regulations governing any international operations resTORbio may have in the future may preclude resTORbio from developing, manufacturing and selling certain products outside of the United States and require resTORbio to develop and implement costly compliance programs.

If resTORbio further expands its operations outside of the United States, resTORbio must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which resTORbio plans to operate. The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring resTORbio to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If resTORbio expands its presence outside of the United States, it will require resTORbio to dedicate additional resources to comply with these laws, and these laws may preclude resTORbio from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit resTORbio’s growth potential and increase resTORbio’s development costs.

The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The Securities and Exchange

Commission, or SEC, also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

If resTORbio fails to comply with environmental, health and safety laws and regulations, resTORbio could become subject to fines or penalties or incur costs that could harm resTORbio’s business.

resTORbio is subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, resTORbio’s operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if resTORbio contracts with third parties for the disposal of these materials and waste products, resTORbio cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of resTORbio’s hazardous materials, resTORbio could be held liable for any resulting damages, and any liability could exceed resTORbio’s resources. resTORbio also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

resTORbio maintains workers’ compensation insurance to cover resTORbio for costs and expenses resTORbio may incur due to injuries to its employees, but this insurance may not provide adequate coverage against potential liabilities. However, resTORbio does not maintain insurance for environmental liability or toxic tort claims that may be asserted against resTORbio.

In addition, resTORbio may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair resTORbio’s research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

The anticipated phasing out of LIBOR in the future may adversely affect the value of any outstanding debt instruments.

National and international regulators and law enforcement agencies have conducted investigations into a number of rates or indices known as “reference rates.” Actions by such regulators and law enforcement agencies may result in changes to the manner in which certain reference rates are determined, their discontinuance, or the establishment of alternative reference rates. In particular, in July 2017, the Chief Executive of the U.K. Financial Conduct Authority, or FCA, which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. Such announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. As a result, it appears highly likely that LIBOR will be discontinued or modified by 2021.

At this time, it is not possible to predict the effect that these developments, any discontinuance, modification or other reforms to LIBOR or any other reference rate, or the establishment of alternative reference rates may have on LIBOR, other benchmarks, or LIBOR-based debt instruments. Uncertainty as to the nature of such potential discontinuance, modification, alternative reference rates or other reforms may materially adversely affect the trading market for securities linked to such benchmarks. Furthermore, the use of alternative reference rates or other reforms could cause the interest rate calculated for the LIBOR-based debt instruments to be materially different than expected.

Risks Related to resTORbio’s Intellectual Property

resTORbio’s commercial success depends on resTORbio’s ability to protect resTORbio’s intellectual property and proprietary technology.

resTORbio’s commercial success depends in large part on resTORbio’s ability to obtain and maintain intellectual property rights protection through patents, trademarks, and trade secrets in the United States and other countries with respect to resTORbio’s proprietary product candidates. If resTORbio does not adequately protect resTORbio’s intellectual property rights, competitors may be able to erode, negate or preempt any competitive advantage resTORbio may have, which could harm resTORbio’s business and ability to achieve profitability. To protect resTORbio’s proprietary position, resTORbio has patent applications and may file other patent applications in the United States or abroad related to resTORbio’s product candidates that are important to resTORbio’s business; resTORbio may also license or purchase patent applications filed by others. The patent application and approval process is expensive and time-consuming. resTORbio may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.

Agreements through which resTORbio licenses patent rights may not give resTORbio control over patent prosecution or maintenance, so that resTORbio may not be able to control which claims or arguments are presented, how claims are amended, and may not be able to secure, maintain, or successfully enforce necessary or desirable patent protection from those patent rights. resTORbio has not had and do not have primary control over patent prosecution and maintenance for certain of the patents and patent applications resTORbio licenses, and therefore cannot guarantee that these patents and applications will be prosecuted or maintained in a manner consistent with the best interests of resTORbio’s business. resTORbio cannot be certain that patent prosecution and maintenance activities by resTORbio’s licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents.

If the scope of the patent protection resTORbio or its licensors obtain is not sufficiently broad, resTORbio may not be able to prevent others from developing and commercializing technology and products similar or identical to ours. The degree of patent protection resTORbio requires to successfully compete in the marketplace may be unavailable or severely limited in some cases and may not adequately protect resTORbio’s rights or permit resTORbio to gain or keep any competitive advantage. resTORbio cannot provide any assurances that any of resTORbio’s licensed patents have, or that any of resTORbio’s pending owned or licensed patent applications that mature into issued patents will include, claims with a scope sufficient to protect resTORbio’s proprietary platform or otherwise provide any competitive advantage, nor can resTORbio assure you that resTORbio’s licenses are or will remain in force. Other parties have developed or may develop technologies that may be related or competitive with resTORbio’s approach, and may have filed or may file patent applications and may have been issued or may be issued patents with claims that overlap or conflict with resTORbio’s patent applications, either by claiming the same compounds, formulations or methods or by claiming subject matter that could dominate resTORbio’s patent position. In addition, the laws of foreign countries may not protect resTORbio’s rights to the same extent as the laws of the United States. Furthermore, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally twenty years after it is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, resTORbio’s patent portfolio may not provide resTORbio with adequate and continuing patent protection sufficient to exclude others from commercializing products similar to resTORbio’s product candidates. In addition, the patent portfolio licensed to resTORbio is, or may be, licensed to third parties, such as outside resTORbio’s field, and such third parties may have certain enforcement rights. Thus, patents licensed to resTORbio could be put at risk of being invalidated or interpreted narrowly in litigation filed by or against another licensee or in administrative proceedings brought by or against another licensee in response to such litigation or for other reasons.

Even if they are unchallenged, resTORbio’s owned and licensed patents and pending patent applications, if issued, may not provide resTORbio with any meaningful protection or prevent competitors from designing around resTORbio’s patent claims to circumvent resTORbio’s patents by developing similar or alternative technologies or therapeutics in a non-infringing manner. For example, a third party may develop a competitive therapy that provides benefits similar to one or more of resTORbio’s product candidates but falls outside the scope of resTORbio’s patent protection or license rights. If the patent protection provided by the patents and patent applications resTORbio holds or pursues with respect to its product candidates is not sufficiently broad to impede such competition, resTORbio’s ability to successfully commercialize resTORbio’s product candidates could be negatively affected, which would harm resTORbio’s business. Currently, a significant portion of resTORbio’s patents and patent applications are in-licensed, though similar risks would apply to any patents or patent applications that resTORbio now owns or may own or in-license in the future.

resTORbio, or any future partners, collaborators, or licensees, may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, resTORbio may miss potential opportunities to strengthen its patent position.

It is possible that defects of form in the preparation or filing of resTORbio’s patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If resTORbio or its partners, collaborators, licensees, or licensors, whether current or future, fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If resTORbio’s partners, collaborators, licensees, or licensors, are not fully cooperative or disagree with resTORbio as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution, or enforcement of resTORbio’s patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair resTORbio’s ability to prevent competition from third parties, which may have an adverse impact on resTORbio’s business.

The patent position of biotechnology and pharmaceutical companies carries uncertainty. In addition, the determination of patent rights with respect to pharmaceutical compounds commonly involves complex legal and factual questions, which are dependent upon the current legal and intellectual property context, extant legal precedent and interpretations of the law by individuals. As a result, the issuance, scope, validity, enforceability and commercial value of resTORbio’s patent rights are characterized by uncertainty.

Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, prior to March 16, 2013, in the United States, the first to invent was entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are not published until 18 months after filing, or in some cases not at all. Therefore, resTORbio cannot be certain that resTORbio was the first to make the inventions claimed in resTORbio’s patents or pending patent applications, or that resTORbio was the first to file for patent protection of such inventions. Similarly, resTORbio cannot be certain that parties from whom resTORbio does or may license or purchase patent rights were the first to make relevant claimed inventions, or were the first to file for patent protection for them. If third parties have filed prior patent applications on inventions claimed in resTORbio’s patents or applications that were filed on or before March 15, 2013, an interference proceeding in the United States can be initiated by such third parties to determine who was the first to invent any of the subject matter covered by the patent claims of resTORbio’s applications. If third parties have filed such prior applications after March 15, 2013, a derivation proceeding in the United States can be initiated by such third parties to determine whether resTORbio’s invention was derived from theirs.

Moreover, because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, resTORbio’s patents or pending patent applications may be challenged in the courts or patent offices in the United States and abroad. There is no assurance that all of the potentially relevant prior art relating to resTORbio’s patents and patent applications has been found. If such prior art exists, it may be used to invalidate a patent, or may prevent a patent from issuing from a pending patent application. For example, such patent filings may be subject to a third-party submission of prior art to the U.S. Patent and Trademark Office, or USPTO, or to other patent offices around the world. Alternately or additionally, resTORbio may become involved in post-grant review procedures, oppositions, derivation proceedings, ex parte reexaminations, inter partes review, supplemental examinations, or interference proceedings or challenges in district court, in the United States or in various foreign patent offices, including both national and regional, challenging patents or patent applications in which resTORbio has rights, including patents on which resTORbio relies to protect its business. An adverse determination in any such challenges may result in loss of the patent or in patent or patent application claims being narrowed, invalidated or held unenforceable, in whole or in part, or in denial of the patent application or loss or reduction in the scope of one or more claims of the patent or patent application, any of which could limit resTORbio’s ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of resTORbio’s technology and products. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized.

Pending and future patent applications may not result in patents being issued that protect resTORbio’s business, in whole or in part, or which effectively prevent others from commercializing competitive products. Competitors may also be able to design around resTORbio’s patents. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of resTORbio’s patents or narrow the scope of resTORbio’s patent protection. In addition, the laws of foreign countries may not protect resTORbio’s rights to the same extent or in the same manner as the laws of the United States. For example, patent laws in various jurisdictions, including significant commercial markets such as Europe, restrict the patentability of methods of treatment of the human body more than United States law does. If these developments were to occur, they could have a material adverse effect on resTORbio’s ability to generate revenue.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that resTORbio or any of its future development partners will be successful in protecting resTORbio’s product candidates by obtaining and defending patents. These risks and uncertainties include the following:

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the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case;

•	patent applications may not result in any patents being issued;

•	patents that may be issued or in-licensed may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

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resTORbio’s competitors, many of whom have substantially greater resources and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or eliminate resTORbio’s ability to make, use, and sell resTORbio’s potential product candidates;

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there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

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countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates.

Issued patents that resTORbio has or may obtain or license may not provide resTORbio with any meaningful protection, prevent competitors from competing with resTORbio or otherwise provide resTORbio with any competitive advantage. resTORbio’s competitors may be able to circumvent resTORbio’s patents by developing similar or alternative technologies or products in a non-infringing manner. resTORbio’s competitors may also seek approval to market their own products similar to or otherwise competitive with resTORbio’s products. Alternatively, resTORbio’s competitors may seek to market generic versions of any approved products by submitting ANDAs to the FDA in which they claim that patents owned or licensed by resTORbio are invalid, unenforceable or not infringed. In these circumstances, resTORbio may need to defend or assert its patents, or both, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find resTORbio’s patents invalid or unenforceable, or that resTORbio’s competitors are competing in a non-infringing manner. Thus, even if resTORbio has valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve resTORbio’s business objectives.

In addition, resTORbio relies on the protection of its trade secrets and proprietary, unpatented know-how. Although resTORbio has taken steps to protect its trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and invention assignment agreements with employees, consultants, collaborators, vendors, and advisors, resTORbio cannot provide any assurances that all such agreements have been duly executed, and third parties may still obtain this information or may come upon this or similar information independently. It is possible that technology relevant to resTORbio’s business will be independently developed by a person who is not a party to such a confidentiality or invention assignment agreement. resTORbio may not be able to prevent the unauthorized disclosure or use of resTORbio’s technical knowledge or trade secrets by consultants, collaborators, vendors, advisors, former employees and current employees. Furthermore, if the parties to resTORbio’s confidentiality agreements breach or violate the terms of these agreement, resTORbio may not have adequate remedies for any such breach or violation, and resTORbio could lose its trade secrets as a consequence of such breaches or violations. resTORbio’s trade secrets could otherwise become known or be independently discovered by resTORbio’s competitors. Additionally, if the steps taken to maintain resTORbio’s trade secrets are deemed inadequate, resTORbio may have insufficient recourse against third parties for misappropriating resTORbio’s trade secrets. If any of these events occurs or if resTORbio otherwise loses protection for resTORbio’s trade secrets or proprietary know-how, resTORbio’s business may be harmed.

resTORbio depends on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm resTORbio’s business.

In March 2017, resTORbio entered into a license agreement with Novartis, or the Novartis License, pursuant to which resTORbio was granted an exclusive, field-restricted, worldwide license to certain intellectual property rights owned or controlled by Novartis, including patents, patent applications, proprietary information, know-how and other intellectual property, to develop, commercialize and sell one or more therapeutic products comprising RTB101 or RTB101 and everolimus in a fixed dose combination.

resTORbio is dependent on these patents, know-how and proprietary technology, licensed from Novartis. Any termination of this license, or a finding that such intellectual property lacks legal effect, could result in the loss of significant rights and could harm resTORbio’s ability to commercialize any product candidates. Please see the section entitled “resTORbio Business—resTORbio Intellectual Property” on page 262 of this proxy statement/prospectus/information statement for additional information regarding resTORbio’s license agreements.

Disputes may also arise between resTORbio and resTORbio’s licensor, resTORbio’s licensor and its licensors, or resTORbio and third parties that co-own intellectual property with resTORbio’s licensor or its licensors, regarding intellectual property subject to a license agreement, including those relating to:

•	the scope of rights, if any, granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which resTORbio’s technology and processes infringe on intellectual property of the licensor that is not subject to the license agreement;

•	whether resTORbio’s licensor or its licensor had the right to grant the license agreement;

•	whether third parties are entitled to compensation or equitable relief, such as an injunction, for resTORbio’s use of the intellectual property without their authorization;

•	resTORbio’s right to sublicense patent and other rights to third parties under collaborative development relationships;

•	whether resTORbio is complying with resTORbio’s obligations with respect to the use of the licensed technology in relation to resTORbio’s development and commercialization of product candidates;

•	resTORbio’s involvement in the prosecution of the licensed patents and resTORbio’s licensors’ overall patent enforcement strategy;

•	the allocation of ownership of inventions and know-how resulting from the joint creation or use of intellectual property by resTORbio’s licensors and by resTORbio and resTORbio’s partners; and

•	the amounts of royalties, milestones or other payments due under the license agreement.

If disputes over intellectual property that resTORbio has licensed prevent or impair its ability to maintain resTORbio’s current licensing arrangements on acceptable terms, or are insufficient to provide resTORbio the necessary rights to use the intellectual property, resTORbio may be unable to successfully develop and commercialize the affected product candidates. If resTORbio or any such licensors fail to adequately protect this intellectual property, resTORbio’s ability to commercialize resTORbio’s products could suffer.

Novartis may partially terminate the license agreement with respect to everolimus if resTORbio fails or ceases for three years to use commercially reasonable efforts to research, develop and commercialize a product using everolimus, provided that resTORbio’s license related to RTB101 and Novartis’s license to resTORbio’s improvements related to everolimus will continue. Additionally, either party may terminate the Novartis License if the other party commits a material breach and fails to cure such breach within 60 days after written notice. If Novartis unilaterally terminates the Novartis License, the research and development of RTB101 or RTB101 and everolimus in a fixed dose combination would be suspended, and resTORbio may be unable to research, develop and license future product candidates.

resTORbio may be required to pay certain milestones and royalties under resTORbio’s license agreements with third-party licensors.

Under resTORbio’s current and future license agreements, resTORbio may be required to pay milestones and royalties based on resTORbio’s revenues from sales of resTORbio’s products utilizing the technologies licensed or sublicensed from Novartis or other licensors and these royalty payments could adversely affect the overall profitability for resTORbio of any products that resTORbio may seek to commercialize. In order to maintain resTORbio’s license rights under current and future license agreements, resTORbio may need to meet certain specified milestones, subject to certain cure provisions, in the development of resTORbio’s product candidates and in the raising of funding. In addition, these agreements may contain diligence milestones and resTORbio may not be successful in meeting all of the milestones in the future on a timely basis, or at all, which could result in termination of resTORbio’s rights under such agreements. resTORbio may need to outsource and rely on third parties for many aspects of the clinical development, sales and marketing of resTORbio’s products covered under resTORbio’s current and future license agreements. Delay or failure by these third parties could adversely affect the continuation of resTORbio’s license agreements with their third-party licensors.

It is difficult and costly to protect resTORbio’s intellectual property and resTORbio’s proprietary technologies, and resTORbio may not be able to ensure their protection.

resTORbio’s commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection for the use, formulation and structure of resTORbio’s products and product candidates, the methods used to manufacture them, the related therapeutic targets and associated methods of treatment as well as on successfully defending these patents against potential third-party challenges. resTORbio’s ability to protect resTORbio’s products and product candidates from unauthorized making, using, selling, offering to sell or importing by third parties is dependent on the extent to which resTORbio has rights under valid and enforceable patents that cover these activities.

The patent positions of pharmaceutical, biotechnology and other life sciences companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of resTORbio’s intellectual property. Further, the determination that a patent application or patent claim meets all of the requirements for patentability is a subjective determination based on the application of law and jurisprudence. The ultimate determination by the USPTO or by a court or other trier of fact in the United States, or corresponding foreign national patent offices or courts, on whether a claim meets all requirements of patentability cannot be assured. Although resTORbio has conducted searches for third-party publications, patents and other information that may affect the patentability of claims in its various patent applications and patents, resTORbio cannot be certain that all relevant information has been identified. Accordingly, resTORbio cannot predict the breadth of claims that may be allowed or enforced in resTORbio’s owned patents or patent applications, in resTORbio’s licensed patents or patent applications or in third-party patents.

resTORbio cannot provide assurances that any of resTORbio’s patent applications will be found to be patentable, including over resTORbio’s own or resTORbio’s licensors’ prior art publications or patent literature, or will issue as patents. Neither can resTORbio make assurances as to the scope of any claims that may issue from resTORbio’s pending and future patent applications nor to the outcome of any proceedings by any potential third parties that could challenge the patentability, validity or enforceability of resTORbio’s patents and patent applications in the United States or foreign jurisdictions. Any such challenge, if successful, could limit patent protection for resTORbio’s products and product candidates and/or materially harm resTORbio’s business.

The degree of future protection for resTORbio’s proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect resTORbio’s rights or permit resTORbio to gain or keep resTORbio’s competitive advantage. For example:

•	resTORbio may not be able to generate sufficient data to support full patent applications that protect the entire breadth of developments in one or more of resTORbio’s programs;

•

it is possible that one or more of resTORbio’s pending patent applications will not become an issued patent or, if issued, that the patent(s) claims will have sufficient scope to protect resTORbio’s technology, provide resTORbio with a basis for commercially viable products or provide resTORbio with any competitive advantages;

•	if resTORbio’s pending applications issue as patents, they may be challenged by third parties as not infringed, invalid or unenforceable under United States or foreign laws;

•	if issued, the patents under which resTORbio holds rights may not be valid or enforceable;

•	resTORbio may not successfully commercialize RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, if approved, before resTORbio’s relevant patents expire;

•	resTORbio may not be the first to make the inventions covered by each of resTORbio’s patents and pending patent applications; or

•	resTORbio may not develop additional proprietary technologies or product candidates that are separately patentable.

In addition, to the extent that resTORbio is unable to obtain and maintain patent protection for one of resTORbio’s products or product candidates or in the event that such patent protection expires, it may no longer be cost-effective to extend resTORbio’s portfolio by pursuing additional development of a product or product candidate for follow-on indications.

resTORbio also may rely on trade secrets to protect resTORbio’s technologies or products, especially where resTORbio does not believe patent protection is appropriate or obtainable. Also, resTORbio cannot provide any assurances that any of resTORbio’s licensed patents have claims with a scope sufficient to protect resTORbio’s technology or otherwise provide any competitive advantage, nor can resTORbio assure you that resTORbio’s licenses are or will remain in full force or effect, in which case resTORbio would similarly rely on trade secrets. However, trade secrets are difficult to protect. Although resTORbio uses reasonable efforts to protect its trade secrets, resTORbio’s employees, consultants, contractors, outside scientific collaborators and other advisers may unintentionally or willfully disclose resTORbio’s information to competitors. Enforcing a claim that a third-party entity illegally obtained and is using any of resTORbio’s trade secrets is expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, resTORbio’s competitors may independently develop equivalent knowledge, methods and know-how. Notably, proprietary technology protected by a trade secret does not preempt the patenting of independently developed equivalent technology, even if such equivalent technology is invented subsequent to the technology protected by a trade secret.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and resTORbio’s patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and applications are required to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. There are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such a circumstance, competitors may be able to enter the market earlier than otherwise would be the case. Under the terms of some of resTORbio’s current and future licenses, resTORbio may not have the ability to maintain patents or prosecute patent applications in the portfolio and may therefore have to rely on third parties to comply with these requirements.

Patent terms may be inadequate to protect resTORbio’s competitive position on resTORbio’s products for an adequate amount of time.

Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. resTORbio expects to seek extensions of patent terms in the United States and, if available, in other countries where resTORbio is prosecuting patents. In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the normal expiration of the patent, which is limited to the approved indication (or any additional indications approved during the period of extension). resTORbio might not be granted an extension because of, for example, failure to apply within applicable periods, failure to apply prior to the expiration of relevant patents or otherwise failure to satisfy any of the numerous applicable requirements. Moreover, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with resTORbio’s assessment of whether such extensions are available, and may refuse to grant extensions to resTORbio’s patents, or may grant more limited extensions than resTORbio requests. If this occurs, resTORbio’s competitors may be able to obtain approval of competing products following resTORbio’s patent expiration by referencing resTORbio’s clinical and preclinical data and launch their product earlier than might otherwise be the case. If this were to occur, it could have a material adverse effect on resTORbio’s ability to generate revenue.

Changes to patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing resTORbio’s ability to protect resTORbio’s products.

As is the case with other biopharmaceutical companies, resTORbio’s commercial success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Recent wide-ranging patent reform legislation in the United States, including the Leahy-Smith America Invents Act, or the America Invents Act, could increase those uncertainties and costs. The America Invents Act was signed into law on September 16, 2011, and many of the substantive changes became effective on March 16, 2013. The America Invents Act reforms United States patent law in part by changing the U.S. patent system from a “first to invent” system to a “first inventor to file” system, expanding the definition of prior art, and developing a post-grant review system. This legislation changes United States patent law in a way that may weaken resTORbio’s ability to obtain patent protection in the United States for those applications filed after March 16, 2013.

Further, the America Invents Act created new procedures to challenge the validity of issued patents in the United States, including post-grant review and inter partes review proceedings, which some third parties have been using to cause the cancellation of selected or all claims of issued patents of competitors. For a patent with an effective filing date of March 16, 2013 or later, a petition for post-grant review can be filed by a third party in a nine-month window from issuance of the patent. A petition for inter partes review can be filed immediately following the issuance of a patent if the patent has an effective filing date prior to March 16, 2013. A petition for inter partes review can be filed after the nine-month period for filing a post-grant review petition has expired for a patent with an effective filing date of March 16, 2013 or later. Post-grant review proceedings can be brought on any ground of invalidity, whereas inter partes review proceedings can only raise an invalidity challenge based on published prior art and patents. These adversarial actions at the USPTO review patent claims without the presumption of validity afforded to U.S. patents in lawsuits in U.S. federal courts and use a lower burden of proof than used in litigation in U.S. federal courts. Therefore, it is generally considered easier for a competitor or third party to have a U.S. patent invalidated in a USPTO post-grant review or inter partes review proceeding than invalidated in a litigation in a U.S. federal court. If any of resTORbio’s patents are challenged by a third party in such a USPTO proceeding, there is no guarantee that resTORbio or its licensors or collaborators will be successful in defending the patent, which may result in a loss of the challenged patent right to resTORbio.

In addition, recent court rulings in cases such as Association for Molecular Pathology v. Myriad Genetics, Inc., BRCA1- & BRCA2-Based Hereditary Cancer Test Patent Litigation, and Promega Corp. v. Life Technologies Corp. have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to resTORbio’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken resTORbio’s ability to obtain new patents or to enforce its existing patents and patents that it might obtain in the future.

resTORbio may not be able to enforce resTORbio’s intellectual property rights throughout the world.

Filing, prosecuting, enforcing and defending patents on resTORbio’s product candidates in all countries throughout the world would be prohibitively expensive, and resTORbio’s intellectual property rights in some countries outside the United States can be less extensive than those in the United States. The requirements for patentability may differ in certain countries, particularly in developing countries; thus, even in countries where resTORbio does pursue patent protection, there can be no assurance that any patents will issue with claims that cover resTORbio’s products.

Moreover, resTORbio’s ability to protect and enforce resTORbio’s intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Additionally, laws of some countries outside of the United States and Europe do not afford intellectual property protection to the same extent as the laws of the United States and Europe. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, including India, China and other developing countries, do not favor the enforcement of patents and other intellectual property rights. This could make it difficult for resTORbio to stop the infringement of resTORbio’s patents or the misappropriation of resTORbio’s other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Consequently, resTORbio may not be able to prevent third parties from practicing resTORbio’s inventions in certain countries outside the United States and Europe or from selling or importing products made from resTORbio’s inventions in and into the United States or other jurisdictions. Competitors may use resTORbio’s technologies in jurisdictions where resTORbio has not obtained patent protection to develop and market their own products and, further, may export otherwise infringing products to territories where resTORbio has patent protection, if resTORbio’s ability to enforce resTORbio’s patents to stop infringing activities is inadequate. These products may compete with resTORbio’s products, and resTORbio’s patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Agreements through which resTORbio licenses patent rights may not give resTORbio sufficient rights to permit resTORbio to pursue enforcement of resTORbio’s licensed patents or defense of any claims asserting the invalidity of these patents (or control of such enforcement or defense) of such patent rights in all relevant jurisdictions as requirements may vary.

Proceedings to enforce resTORbio’s patent rights, whether or not successful, could result in substantial costs and divert resTORbio’s efforts and resources from other aspects of resTORbio’s business. Moreover, such proceedings could put resTORbio’s patents at risk of being invalidated or interpreted narrowly and resTORbio’s patent applications at risk of not issuing and could provoke third parties to assert claims against resTORbio. resTORbio may not prevail in any lawsuits that it initiates and the damages or other remedies awarded, if any, may not be commercially meaningful. Furthermore, while resTORbio intends to protect its intellectual property rights in major markets for resTORbio’s products, resTORbio cannot ensure that it will be able to initiate or maintain similar efforts in all jurisdictions in which resTORbio may wish to market its products, if approved. Accordingly, resTORbio’s efforts to protect its intellectual property rights in such countries may be inadequate.

Others may challenge inventorship or claim an ownership interest in resTORbio’s intellectual property which could expose it to litigation and have a significant adverse effect on its prospects.

A third party or former employee or collaborator may claim an ownership interest in one or more of resTORbio’s or resTORbio’s licensors’ patents or other proprietary or intellectual property rights. A third party could bring legal actions against resTORbio and seek monetary damages and/or enjoin clinical testing, manufacturing and marketing of the affected product or products. While resTORbio is presently unaware of any claims or assertions by third-parties with respect to resTORbio’s patents or other intellectual property, resTORbio cannot guarantee that a third party will not assert a claim or an interest in any of such patents or intellectual property. If resTORbio becomes involved in any litigation, it could consume a substantial portion of resTORbio’s resources, and cause a significant diversion of effort by resTORbio’s technical and management personnel.

If resTORbio is sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay resTORbio from developing or commercializing resTORbio’s product candidates.

resTORbio’s commercial success depends, in part, on resTORbio’s ability to develop, manufacture, market and sell resTORbio’s product candidates without infringing the intellectual property and other proprietary rights of third parties. Third parties may have U.S. and non-U.S. issued patents and pending patent applications relating to compounds, methods of manufacturing compounds and/or methods of use for the treatment of the disease indications for which resTORbio is developing resTORbio’s product candidates. If any third-party patents or patent applications are found to cover resTORbio’s product candidates or its methods of use or manufacture, resTORbio may not be free to manufacture or market resTORbio’s product candidates as planned without obtaining a license, which may not be available on commercially reasonable terms, or at all.

There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and resTORbio may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to resTORbio’s products candidates, including interference and post-grant proceedings before the USPTO. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the composition, use or manufacture of resTORbio’s product candidates. resTORbio cannot guarantee that any of resTORbio’s patent searches or analyses including, but not limited to, the identification of relevant patents, the scope of patent claims or the expiration of relevant patents are complete or thorough, nor can resTORbio be certain that it has identified each and every patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of resTORbio’s product candidates in any jurisdiction. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that resTORbio’s product candidates may be accused of infringing. In addition, third parties may obtain patents in the future and claim that use of resTORbio’s technologies infringes upon these patents. Accordingly, third parties may assert infringement claims against resTORbio based on intellectual property rights that exist now or arise in the future. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including resTORbio, which patents cover various types of products or methods of use or manufacture. The scope of protection afforded by a patent is subject to interpretation by the courts, and the interpretation is not always uniform. If resTORbio was sued for patent infringement, resTORbio would need to demonstrate that its product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and resTORbio may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if resTORbio is successful in these proceedings, resTORbio may incur substantial costs and the time and attention of its management and scientific personnel could be diverted in pursuing these proceedings, which could significantly harm resTORbio’s business and operating results. In addition, resTORbio may not have sufficient resources to bring these actions to a successful conclusion.

If resTORbio is found to infringe a third party’s intellectual property rights, resTORbio could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product. Alternatively, resTORbio may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product candidate or product. If resTORbio was required to obtain a license to continue to manufacture or market the affected product, resTORbio may be required to pay substantial royalties or grant cross-licenses to resTORbio’s patents. resTORbio cannot, however, assure you that any such license will be available on acceptable terms, if at all. Ultimately, resTORbio could be prevented from commercializing a product, or be forced to cease some aspect of resTORbio’s business operations as a result of claims of patent infringement or violation of other intellectual property rights, Further, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of any adverse party. This is especially true in intellectual property cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Furthermore, resTORbio may not be able to obtain any required license on commercially reasonable terms, or at all. Even if resTORbio was able to obtain a license, it could be non-exclusive, thereby giving resTORbio’s competitors access to the same technologies licensed to resTORbio; alternatively or additionally it could include terms that impede or destroy resTORbio’s ability to compete successfully in the commercial marketplace. In addition, resTORbio could be found liable for monetary damages, including treble damages and attorneys’ fees if resTORbio is found to have willfully infringed a patent. A finding of infringement could prevent resTORbio from commercializing

resTORbio’s product candidates or force resTORbio to cease some of resTORbio’s business operations, which could harm resTORbio’s business. Claims that resTORbio has misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on resTORbio’s business.

resTORbio may be subject to claims by third parties asserting that resTORbio’s employees or resTORbio has misappropriated their intellectual property, or claiming ownership of what resTORbio regards as its own intellectual property.

Many of resTORbio’s current and former employees and resTORbio’s licensors’ current and former employees, including resTORbio’s senior management, were previously employed at universities or at other biotechnology or pharmaceutical companies, including some which may be competitors or potential competitors. Some of these employees, including members of resTORbio’s senior management, may have executed proprietary rights, non-disclosure and non-competition agreements, or similar agreements, in connection with such previous employment. Although resTORbio tries to ensure that its employees do not use the proprietary information or know-how of others in their work for resTORbio, resTORbio may be subject to claims that resTORbio or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such third party. Litigation may be necessary to defend against such claims. If resTORbio fails in defending any such claims, in addition to paying monetary damages, resTORbio may sustain damages or lose key personnel, valuable intellectual property rights or the personnel’s work product, which could hamper or prevent commercialization of resTORbio’s technology, which could materially affect resTORbio’s commercial development efforts. Such intellectual property rights could be awarded to a third party, and resTORbio could be required to obtain a license from such third party to commercialize resTORbio’s technology or products. Such a license may not be available on commercially reasonable terms, or at all. Even if resTORbio is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while resTORbio typically requires its employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to resTORbio, resTORbio may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that resTORbio regards as its own, which may result in claims by or against resTORbio related to the ownership of such intellectual property. If resTORbio fails in prosecuting or defending any such claims, in addition to paying monetary damages, resTORbio may lose valuable intellectual property rights. Even if resTORbio is successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to resTORbio’s senior management and scientific personnel.

resTORbio may become involved in lawsuits to protect or enforce resTORbio’s patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe resTORbio’s patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, resTORbio may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of resTORbio’s management and scientific personnel. Any claims resTORbio asserts against perceived infringers could provoke these parties to assert counterclaims against resTORbio alleging that resTORbio infringes their patents, in addition to counterclaims asserting that resTORbio’s patents are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that resTORbio does not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that resTORbio does not have the right to stop the other party from using the invention at issue on the grounds that resTORbio’s patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving one or more of resTORbio’s patents could limit resTORbio’s ability to assert those patents against those parties or other competitors, and may curtail or preclude resTORbio’s ability to exclude third parties from making and selling similar or competitive products. Similarly, if resTORbio asserts trademark infringement claims, a court may determine that the marks resTORbio has asserted are invalid or unenforceable, or that the party against whom resTORbio has asserted trademark infringement has superior rights to the trademarks in question. In this case, resTORbio could ultimately be forced to cease use of such trademarks.

Even if resTORbio establishes infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of resTORbio’s confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely affect the price of shares of resTORbio common stock. Moreover, there can be no assurance that resTORbio will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if resTORbio ultimately prevails in such claims, the monetary cost of such litigation and the diversion of the attention of resTORbio’s management and scientific personnel could outweigh any benefit resTORbio receives as a result of the proceedings.

Additionally, for certain of resTORbio’s existing and future in-licensed patent rights, resTORbio may not have the right to bring suit for infringement and may have to rely on third parties to enforce these rights for resTORbio. If resTORbio cannot or choose not to take action against those resTORbio believes infringe its intellectual property rights, resTORbio may have difficulty competing in certain markets where such potential infringers conduct their business, and resTORbio’s commercialization efforts may suffer as a result.

If resTORbio’s trademarks and trade names are not adequately protected, then resTORbio may not be able to build name recognition in resTORbio’s trademarks of interest and resTORbio’s business may be adversely affected.

resTORbio’s trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. resTORbio relies on both registration and common law protection for resTORbio’s trademarks. resTORbio may not be able to protect resTORbio’s rights to these trademarks and trade names or may be forced to stop using these names, which resTORbio needs for name recognition by potential partners or customers in resTORbio’s markets of interest. During trademark registration proceedings, resTORbio may receive rejections. Although resTORbio would be given an opportunity to respond to those rejections, resTORbio may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against resTORbio’s trademarks, and resTORbio’s trademarks may not survive such proceedings. Moreover, any name resTORbio proposes to use for its products in the United States must be approved by the FDA, regardless of whether resTORbio has registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA objects to any of resTORbio’s proposed product names, resTORbio may be required to expend significant additional resources in an effort to identify a usable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. If resTORbio is unable to establish name recognition based on its trademarks and trade names, resTORbio may not be able to compete effectively and resTORbio’s business may be adversely affected.

Risks Related to resTORbio’s Dependence on Third Parties

resTORbio relies on third parties to assist in conducting resTORbio’s clinical trials. If they do not perform satisfactorily, resTORbio may not be able to obtain regulatory approval or commercialize resTORbio’s product candidates, or such approval or commercialization may be delayed, and resTORbio’s business could be substantially harmed.

resTORbio does not independently conduct clinical trials of any of resTORbio’s product candidates. resTORbio has relied upon and plan to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct these clinical trials and expect to rely on these third parties to conduct clinical trials of any other product candidate that resTORbio develops. Any of these third parties may terminate their engagements with resTORbio under certain circumstances. resTORbio may not be able to enter into alternative arrangements or do so on commercially reasonable terms. In addition, there is a natural transition period when a new CRO begins work. As a result, delays may occur, which could negatively impact resTORbio’s ability to meet resTORbio’s expected clinical development timelines and harm resTORbio’s business, financial condition and prospects. For example, in April 2020, resTORbio announced that it would postpone enrollment in the fifth cohort of its ongoing Phase 1b/2a trial of RTB 101 in patients with PD due to the COVID-19 level 4 alert in New Zealand. While resTORbio plans to analyze the data from the four completed dosing arms and completed cohorts, resTORbio subsequently elected to terminate the study and not to dose patients in the fifth dosing arm.

Further, although resTORbio’s reliance on these third parties for clinical development activities limits its control over these activities, resTORbio remains responsible for ensuring that each of its trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards. For example, notwithstanding the obligations of a CRO for a trial of one of resTORbio’s product candidates, resTORbio remains responsible for ensuring that each of resTORbio’s clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires resTORbio to comply with requirements, commonly referred to as GCPs, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. The FDA enforces these GCPs through periodic inspections of trial sponsors, principal investigators, clinical trial sites and IRBs. If resTORbio or its third-party contractors fail to comply with applicable GCPs, the clinical data generated in resTORbio’s clinical trials may be deemed unreliable and the FDA may require resTORbio to perform additional clinical trials before approving resTORbio’s product candidates, which would delay the regulatory approval process. resTORbio cannot be certain that, upon inspection, the FDA will determine that any of resTORbio’s clinical trials comply with GCPs. resTORbio is also required to register certain clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Furthermore, the third parties conducting clinical trials on resTORbio’s behalf are not resTORbio’s employees, and except for remedies available to resTORbio under resTORbio’s agreements with such contractors, resTORbio cannot control whether or not they devote sufficient time, skill and resources to resTORbio’s ongoing development programs. These contractors may also have relationships with other commercial entities, including resTORbio’s competitors, for whom they may also be conducting clinical trials or other drug development activities, which could impede their ability to devote appropriate time to resTORbio’s clinical programs. If these third parties, including clinical investigators, do not successfully carry out their contractual duties, meet expected deadlines or conduct resTORbio’s clinical trials in accordance with regulatory requirements or resTORbio’s stated protocols, resTORbio may not be able to obtain, or may be delayed in obtaining, regulatory approvals for resTORbio’s product candidates. If that occurs, resTORbio will not be able to, or may be delayed in its efforts to, successfully commercialize resTORbio’s product candidates. In such an event, resTORbio’s financial results and the commercial prospects for any product candidates that resTORbio seeks to develop could be harmed, its costs could increase and its ability to generate revenues could be delayed, impaired or foreclosed.

resTORbio also relies on other third parties to store and distribute drug supplies for resTORbio’s clinical trials. Any performance failure on the part of resTORbio’s distributors could delay clinical development or regulatory approval of resTORbio’s product candidates or commercialization of any resulting products, producing additional losses and depriving resTORbio of potential product revenue.

resTORbio’s use of third parties to manufacture resTORbio’s product candidates and products which resTORbio is studying in combination with resTORbio’s product candidates may increase the risk that resTORbio will not have sufficient quantities of resTORbio’s product candidates, products, or necessary quantities of such materials on time or at an acceptable cost.

resTORbio does not own or operate manufacturing facilities for the production of clinical or commercial quantities of resTORbio’s product candidates, and resTORbio lacks the resources and the capabilities to do so. As a result, resTORbio currently relies on third parties for the manufacture and supply of the active pharmaceutical ingredients, or API, in resTORbio’s product candidates. resTORbio’s current strategy is to outsource all manufacturing of resTORbio’s product candidates to third parties.

resTORbio currently engages one third-party manufacturer to provide the active pharmaceutical ingredient, or API, and two other third-party manufacturers to provide services for the final drug product formulation of RTB101 that is being used in resTORbio’s clinical trials. Although resTORbio believes that there are several potential alternative manufacturers who could manufacture RTB101 and rapalogs, such as everolimus or sirolimus, resTORbio may incur added costs and delays in identifying and qualifying any such replacement. In addition, resTORbio typically orders raw materials and services on a purchase order basis and do not enter into long-term dedicated capacity or minimum supply arrangements with any commercial manufacturer. There is no assurance that resTORbio will be able to timely secure needed supply arrangements on satisfactory terms, or at all. resTORbio’s failure to secure these arrangements as needed could have a material adverse effect on resTORbio’s ability to complete the development of resTORbio’s product candidates or, to commercialize them, if approved. resTORbio may be unable to conclude agreements for commercial supply with third-party manufacturers, or may be unable to do so on acceptable terms. There may be difficulties in scaling up to commercial quantities and formulation of RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, and the costs of manufacturing could be prohibitive.

Even if resTORbio is able to establish and maintain arrangements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•

the failure of the third-party manufacturer to comply with applicable regulatory requirements and reliance on third-parties for manufacturing process development, regulatory compliance and quality assurance;

•

manufacturing delays if resTORbio’s third-party manufacturers give greater priority to the supply of other products over resTORbio’s product candidates or otherwise do not satisfactorily perform according to the terms of the agreement with resTORbio;

•	limitations on supply availability resulting from capacity and scheduling constraints of third-parties;

•	the possible breach of manufacturing agreements by third-parties because of factors beyond resTORbio’s control;

•	the possible termination or non-renewal of the manufacturing agreements by the third-party, at a time that is costly or inconvenient to resTORbio; and

•	the possible misappropriation of resTORbio’s proprietary information, including resTORbio’s trade secrets and know-how.

If resTORbio does not maintain its key manufacturing relationships, resTORbio may fail to find replacement manufacturers or develop its own manufacturing capabilities, which could delay or impair resTORbio’s ability to obtain regulatory approval for resTORbio’s products. If resTORbio does find replacement manufacturers, resTORbio may not be able to enter into agreements with them on terms and conditions favorable to resTORbio and there could be a substantial delay before new facilities could be qualified and registered with the FDA and other foreign regulatory authorities.

If any of resTORbio’s product candidates are approved by any regulatory agency, resTORbio intends to utilize arrangements with third-party contract manufacturers for the commercial production of those products. This process is difficult and time consuming and resTORbio may face competition for access to manufacturing facilities as there are a limited number of contract manufacturers operating under cGMPs that are capable of manufacturing resTORbio’s product candidates. Consequently, resTORbio may not be able to reach agreement with third-party manufacturers on satisfactory terms, which could delay resTORbio’s commercialization.

resTORbio’s failure, or the failure of resTORbio’s third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on resTORbio, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or voluntary recalls of product candidates, operating restrictions and criminal prosecutions, any of which could significantly affect supplies of resTORbio’s product candidates. resTORbio does not control the manufacturing process of, and are completely dependent on, resTORbio’s contract manufacturing partners for compliance with cGMPs. If resTORbio’s contract manufacturers cannot successfully manufacture material that conforms to resTORbio’s specifications and the strict regulatory requirements of the FDA or others, resTORbio may not be able to secure and/or maintain regulatory approval for its product manufactured at these facilities. In addition, resTORbio has no control over the ability of resTORbio’s contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA finds deficiencies or a comparable foreign regulatory authority does not approve these facilities for the manufacture of resTORbio’s product candidates or if it withdraws any such approval in the future, resTORbio may need to find alternative manufacturing facilities, which would significantly impact resTORbio’s ability to develop, obtain regulatory approval for or market resTORbio’s product candidates, if approved. Contract manufacturers may face manufacturing or quality control problems causing drug substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. Any failure to comply with cGMP requirements or other FDA, EMA and comparable foreign regulatory requirements could adversely affect resTORbio’s clinical research activities and resTORbio’s ability to develop resTORbio’s product candidates and market resTORbio’s products, if approved.

The FDA and other foreign regulatory authorities require manufacturers to register manufacturing facilities. The FDA and corresponding foreign regulators also inspect these facilities to confirm compliance with cGMPs. Contract manufacturers may face manufacturing or quality control problems causing drug substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. Any failure to comply with cGMP requirements or other FDA, EMA and comparable foreign regulatory requirements could adversely affect resTORbio’s clinical research activities and resTORbio’s ability to develop resTORbio’s product candidates and market resTORbio’s products following approval.

If any third-party manufacturer of resTORbio’s product candidates is unable to increase the scale of its production of resTORbio’s product candidates, and/or increase the product yield of its manufacturing, then resTORbio’s costs to manufacture the product may increase and commercialization may be delayed.

In order to produce sufficient quantities to meet the demand for clinical trials and, if approved, subsequent commercialization of RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or any other product candidates that resTORbio may develop, resTORbio’s third-party manufacturer will be required to increase its production and optimize its manufacturing processes while maintaining the quality of the product. The transition to larger scale production could prove difficult. In addition, if resTORbio’s third-party manufacturer is not able to optimize its manufacturing process to increase the product yield for resTORbio’s product candidates, or if it is unable to produce increased amounts of resTORbio’s product candidates while maintaining the quality of the product, then resTORbio may not be able to meet the demands of clinical trials or market demands, which could decrease resTORbio’s ability to generate profits and have a material adverse impact on resTORbio’s business and results of operation.

resTORbio may need to maintain licenses for active ingredients from third parties to develop and commercialize some of resTORbio’s product candidates, which could increase resTORbio’s development costs and delay resTORbio’s ability to commercialize those product candidates.

Should resTORbio decide to use active pharmaceutical ingredients in any of its product candidates that are proprietary to one or more third parties, resTORbio would need to maintain licenses to those active ingredients from those third parties. If resTORbio is unable to gain or continue to access rights to these active ingredients prior to conducting preclinical toxicology studies intended to support clinical trials, resTORbio may need to develop alternate product candidates for these programs by either accessing or developing alternate active ingredients, resulting in increased development costs and delays in commercialization of these product candidates. If resTORbio is unable to gain or maintain continued access rights to the desired active ingredients on commercially reasonable terms or develop suitable alternate active ingredients, resTORbio may not be able to commercialize product candidates from these programs.

Use of third parties to conduct testing of resTORbio’s product candidates in tissues or animals may increase the risk that resTORbio will have unsuitable or invalidated data for regulatory submissions and approval.

resTORbio currently do not own or operate laboratory facilities in which to conduct preclinical testing of resTORbio’s product candidates in tissues or animals. Preclinical studies regulated by FDA, EMA and most other health authorities are governed by GLP. Additionally, studies involving animals may be subject to further regulation by institutional, private or government animal welfare authorities that may vary by territory. Studies involving human tissues may also be subject to institutional and government human subject privacy policies that may vary by territory. Third-party vendors conducting tissue and/or animal studies on resTORbio’s behalf may be found to be in violation of one or more of these regulations or policies and may be subject to closure, censure or other penalties. In some cases, these penalties could materially impact the performance, availability, or validity of studies conducted on resTORbio’s behalf. Even in the absence of violations resulting in penalties, regulatory and other authorities may refuse to authorize the conduct or to accept the results of studies for regulatory or ethical reasons.

resTORbio enters into various contracts in the normal course of resTORbio’s business in which resTORbio indemnifies the other party to the contract. In the event resTORbio has to perform under these indemnification provisions, it could have a material adverse effect on resTORbio’s business, financial condition and results of operations.

In the normal course of business, resTORbio periodically enters into academic, commercial, service, collaboration, licensing, consulting and other agreements that contain indemnification provisions. With respect to resTORbio’s academic and other research agreements, resTORbio typically indemnifies the institution and related parties from losses arising from claims relating to the products, processes or services made, used, sold or performed pursuant to the agreements for which resTORbio has secured licenses, and from claims arising from resTORbio’s exercise of rights under the agreement. With respect to resTORbio’s commercial agreements, resTORbio indemnifies its vendors from any third-party product liability claims that could result from the production, use or consumption of the product, as well as for alleged infringements of any patent or other intellectual property right by a third party.

Should resTORbio’s obligation under an indemnification provision exceed applicable insurance coverage or if resTORbio was denied insurance coverage, resTORbio’s business, financial condition and results of operations could be adversely affected. Similarly, if resTORbio is relying on a collaborator to indemnify resTORbio and the collaborator is denied insurance coverage or the indemnification obligation exceeds the applicable insurance coverage and does not have other assets available to indemnify resTORbio, resTORbio’s business, financial condition and results of operations could be adversely affected.

resTORbio may seek to establish collaborations and, if resTORbio is not able to establish them on commercially reasonable terms, resTORbio may have to alter its development and commercialization plans.

resTORbio may seek one or more collaborators for the development and commercialization of one or more of resTORbio’s product candidates. Likely collaborators may include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. In addition, if resTORbio is able to obtain regulatory approval for product candidates from foreign regulatory authorities, resTORbio may enter into collaborations with international biotechnology or pharmaceutical companies for the commercialization of such product candidates.

resTORbio faces significant competition in seeking appropriate collaborators. Whether resTORbio reaches a definitive agreement for a collaboration will depend, among other things, upon resTORbio’s assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the potential differentiation of resTORbio’s product candidate from competing product candidates, design or results of clinical trials, the likelihood of approval by the FDA, the EMA or comparable foreign regulatory authorities and the regulatory pathway for any such approval, the potential market for the product candidate, the costs and complexities of manufacturing and delivering the product to patients and the potential of competing products. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available for collaboration and whether such a collaboration could be more attractive than the one with resTORbio for resTORbio’s product candidate. If resTORbio elects to increase its expenditures to fund development or commercialization activities on resTORbio’s own, resTORbio may need to obtain additional capital, which may not be available to resTORbio on acceptable terms, or at all. If resTORbio does not have sufficient funds, resTORbio may not be able to further develop its product candidates or bring them to market and generate product revenue.

Collaborations are complex and time-consuming to negotiate and document. Further, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. Any collaboration agreements that resTORbio enters into in the future may contain restrictions on resTORbio’s ability to enter into potential collaborations or to otherwise develop specified product candidates. resTORbio may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If resTORbio is unable to do so, resTORbio may have to curtail the development of the product candidate for which resTORbio is seeking to collaborate, reduce or delay its development program or one or more of resTORbio’s other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase resTORbio’s expenditures and undertake development or commercialization activities at resTORbio’s own expense.

If resTORbio enters into collaborations with third parties for the development and commercialization of its product candidates, resTORbio’s prospects with respect to those product candidates will depend in significant part on the success of those collaborations.

resTORbio may enter into collaborations for the development and commercialization of certain of resTORbio’s product candidates. If resTORbio enters into such collaborations, resTORbio will have limited control over the amount and timing of resources that resTORbio’s collaborators will dedicate to the development or commercialization of resTORbio’s product candidates. resTORbio’s ability to generate revenues from these arrangements will depend on any future collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. In addition, any future collaborators may have the right to abandon research or development projects and terminate applicable agreements, including funding obligations, prior to or upon the expiration of the agreed upon terms.

Collaborations involving resTORbio’s product candidates pose a number of risks, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

•

collaborators may not pursue development and commercialization of resTORbio’s product candidates or may elect not to continue or renew development or commercialization programs, based on clinical trial results, changes in the collaborators’ strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with resTORbio’s product candidates;

•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

•

disagreements with collaborators, including disagreements over proprietary rights, including trade secrets and intellectual property rights, contract interpretation, or the preferred course of development might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for resTORbio with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•

collaborators may not properly maintain or defend resTORbio’s intellectual property rights or may use resTORbio’s proprietary information in such a way as to invite litigation that could jeopardize or invalidate resTORbio’s intellectual property or proprietary information or expose resTORbio to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose resTORbio to litigation and potential liability; and

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner, or at all. If any future collaborator of ours is involved in a business combination, it could decide to delay, diminish or terminate the development or commercialization of any product candidate licensed to it by resTORbio.

resTORbio may have to alter resTORbio’s development and commercialization plans if resTORbio is not able to establish collaborations.

resTORbio will require additional funds to complete the development and potential commercialization of RTB101 alone or in combination with a rapalog, such as everolimus or sirolimus, and other product candidates. For some of resTORbio’s product candidates, resTORbio may decide to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of those product candidates.

resTORbio faces significant competition in seeking and obtaining appropriate collaborators. Whether resTORbio reaches a definitive agreement for a collaboration will depend, among other things, upon resTORbio’s assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include:

•	the design or results of clinical trials;

•	the likelihood of approval by the FDA or comparable foreign regulatory authorities;

•	the potential market for the subject product candidate;

•	the costs and complexities of manufacturing and delivering such product candidate to patients;

•	the potential for competing products;

•

resTORbio’s patent position protecting the product candidate, including any uncertainty with respect to resTORbio’s ownership of resTORbio’s technology or resTORbio’s licensor’s ownership of technology resTORbio licenses from them, which can exist if there is a challenge to such ownership without regard to the merits of the challenge;

•	the need to seek licenses or sub-licenses to third-party intellectual property; and

•	industry and market conditions generally.

The collaborator may also consider alternative product candidates or technologies for similar indications that may be available for collaboration and whether such a collaboration could be more attractive than the one with resTORbio for resTORbio’s product candidate. resTORbio may also be restricted under future license agreements from entering into agreements on certain terms with potential collaborators. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

If resTORbio is unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, resTORbio may have to curtail the development of a product candidate, reduce or delay its development program or one or more of resTORbio’s other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase resTORbio’s expenditures and undertake development or commercialization activities at resTORbio’s own expense. If resTORbio elects to fund and undertake development or commercialization activities on its own, resTORbio may need to obtain additional expertise and additional capital, which may not be available to resTORbio on acceptable terms, or at all. If resTORbio fails to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, resTORbio may not be able to further develop its product candidates or bring them to market and resTORbio’s business may be materially and adversely affected.

Business or economic disruptions or global health concerns could seriously harm resTORbio’s development efforts and increase resTORbio’s costs and expenses.

Broad-based business or economic disruptions could adversely affect resTORbio’s ongoing or planned research and development activities. For example, in December 2019 an outbreak of a novel strain of coronavirus originated in Wuhan, China, and has since spread to a number of other countries, including the United States and several countries in the EU. To date, this outbreak has already resulted in extended shutdowns of certain businesses in the Wuhan region and has had ripple effects to businesses around the world. Global health concerns, such as coronavirus, could also result in social, economic, and labor instability in the countries in which resTORbio or the third parties with whom resTORbio engages operate. resTORbio cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if resTORbio or any of the third parties with whom resTORbio engages, including the suppliers, clinical trial sites, regulators and other third parties with whom resTORbio conducts business, were to experience shutdowns or other business disruptions, resTORbio’s ability to conduct resTORbio’s business in the manner and on the timelines presently planned could be materially and negatively impacted. It is also possible that global health concerns such as this one could disproportionately impact the hospitals and clinical sites in which resTORbio conducts any of its clinical trials, which could have a material adverse effect on resTORbio’s business and resTORbio’s results of operation and financial condition.

Risks Related to Employee Matters and Managing Growth

resTORbio only has a limited number of employees to manage and operate resTORbio’s business.

As of August 4, 2020, resTORbio had nine full-time employees and no part-time employees. resTORbio’s focus on the development of RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, requires resTORbio to optimize cash utilization and to manage and operate resTORbio’s business in a highly efficient manner. resTORbio cannot assure you that it will be able to hire and/or retain adequate staffing levels to develop RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, meet resTORbio’s obligations as a public company, run resTORbio’s operations and/or accomplish all of the objectives that it otherwise would seek to accomplish.

resTORbio’s internal computer systems, or those used by resTORbio’s CROs or other independent organizations, advisors, contractors or consultants, may be subject to cyber-attacks, fail or suffer security breaches.

Despite the implementation of security measures, resTORbio’s internal computer systems and those of resTORbio’s CROs and other independent organizations, advisors, contractors and consultants are vulnerable to damage from computer viruses and unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Because information systems, networks and other technologies are critical to many of resTORbio’s operating activities, shutdowns or service disruptions at the company or vendors that provide information systems, networks or other services to resTORbio pose increasing risks. Disruptions of this nature may be caused by events such as computer hacking, phishing attacks, ransomware, dissemination of computer viruses, worms and other destructive or disruptive software, denial of service attacks and other malicious activity, as well as power outages, natural disasters (including extreme weather), terrorist attacks or other similar events. In addition, outside parties may attempt to penetrate resTORbio’s systems or those of resTORbio’s vendors or fraudulently induce resTORbio’s personnel or the personnel of resTORbio’s vendors to disclose sensitive information in order to gain access to resTORbio’s data and/or systems. Like other companies, resTORbio has on occasion experienced, and will continue to experience, threats and incursions to resTORbio’s data and systems, including malicious codes and viruses, phishing, business email compromise attacks or other cyber-attacks. The number and complexity of these threats continue to increase over time. While resTORbio has not experienced any material system failure or security breach to date, if an event of that nature were to occur and cause interruptions in resTORbio’s operations, it could result in a material disruption of resTORbio’s development programs and resTORbio’s business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in resTORbio’s regulatory approval efforts and significantly increase resTORbio’s costs to recover or reproduce the data. resTORbio currently, and may in the future continue to, rely on third parties for the manufacture of resTORbio’s product candidates and to conduct clinical trials and similar events relating to their computer systems could also have a material adverse effect on resTORbio’s business. To the extent that any disruption or security breach were to result in a loss of, or damage to, resTORbio’s internal computer systems or those used by resTORbio’s CROs or other independent organizations, advisors, contractors or consultants, resTORbio’s data or applications, or inappropriate disclosure of confidential or proprietary information, resTORbio could incur liability, suffer reputational harm and experience delays in the further development and commercialization of resTORbio’s product candidates.

resTORbio could be required to expend significant amounts of money and other resources to respond to these threats or breaches and to repair or replace information systems or networks. resTORbio also could suffer financial loss or the loss of valuable confidential information. In addition, resTORbio could be subject to regulatory actions and/or claims made by individuals and groups in private litigation involving privacy issues related to data collection and use practices and other data privacy laws and regulations, including claims for misuse or inappropriate disclosure of data, as well as unfair or deceptive practices. Although resTORbio develops and maintains systems and controls designed to prevent these events from occurring and resTORbio has a process to identify and mitigate threats, the development and maintenance of these systems, controls and processes is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly sophisticated. Moreover, despite resTORbio’s efforts, the possibility of these events occurring cannot be eliminated entirely and there can be no assurance that any measures resTORbio take will prevent cyber-attacks or security breaches that could adversely affect resTORbio’s business.

resTORbio depends heavily on resTORbio’s executive officers, principal consultants and others and the loss of their services would materially harm resTORbio’s business.

resTORbio’s success depends, and will likely continue to depend, upon resTORbio’s ability to hire, retain the services of resTORbio’s current executive officers, principal consultants and others, including Chen Schor, resTORbio’s president and chief executive officer, Joan Mannick, resTORbio’s chief medical officer, and Lloyd Klickstein, resTORbio’s chief scientific officer. resTORbio has entered into employment agreements with Mr. Schor, Dr. Mannick, and Dr. Klickstein, but they may terminate their employment with resTORbio at any time. Although resTORbio does not have any reason to believe that resTORbio will lose the services of Mr. Schor, Dr. Mannick, and Dr. Klickstein in the foreseeable future, the loss of their services might impede the achievement of resTORbio’s research, development and commercialization objectives.

resTORbio’s ability to compete in the biotechnology and pharmaceuticals industries depends upon resTORbio’s ability to attract and retain highly qualified managerial, scientific and medical personnel. resTORbio’s industry has experienced a high rate of turnover of management personnel in recent years. Replacing executive officers or other key employees may be difficult and may take an extended period of time because of the limited number of individuals in resTORbio’s industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize products successfully.

Competition to hire from this limited pool is intense, and resTORbio may be unable to hire, train, retain or motivate these additional key employees on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. resTORbio also experience competition for the hiring of scientific and clinical personnel from universities and research institutions.

resTORbio relies on consultants and advisors, including scientific and clinical advisors, to assist resTORbio in formulating resTORbio’s research and development and commercialization strategy. resTORbio’s consultants and advisors may be employed by other entities and may have commitments under consulting or advisory contracts with those entities that may limit their availability to resTORbio. If resTORbio is unable to continue to attract and retain highly qualified personnel, resTORbio’s ability to develop and commercialize resTORbio’s product candidates will be limited.

resTORbio’s employees, independent contractors, consultants, collaborators and contract research organizations may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could cause significant liability for resTORbio and harm resTORbio’s reputation.

resTORbio is exposed to the risk that resTORbio’s employees, independent contractors, consultants, collaborators and CROs may engage in fraudulent conduct or other illegal activity. Misconduct by those parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to resTORbio that violates:

•	FDA regulations or similar regulations of comparable non-U.S. regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities;

•	manufacturing standards;

•	federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable non-U.S. regulatory authorities; and

•	laws that require the reporting of financial information or data accurately.

Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials, creating fraudulent data in resTORbio’s preclinical studies or clinical trials or illegal misappropriation of product materials, which could result in regulatory sanctions and serious harm to

resTORbio’s reputation. It is not always possible to identify and deter misconduct, and the precautions resTORbio takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting resTORbio from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards or regulations. Additionally, resTORbio is subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against resTORbio, and resTORbio is not successful in defending itself or asserting resTORbio’s rights, those actions could have a significant impact on resTORbio’s business and results of operations, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of resTORbio’s operations, any of which could have a material adverse effect on resTORbio’s ability to operate resTORbio’s business and resTORbio’s results of operations.

resTORbio’s current operations are concentrated primarily in a single location and any events affecting resTORbio’s headquarters may have material adverse consequences.

resTORbio’s current operations are primarily located in resTORbio’s principal office in Boston, Massachusetts. Any unplanned event, such as flood, fire, explosion, earthquake, extreme weather condition, medical epidemics, power shortage, telecommunication failure or other natural or manmade accidents or incidents that result in resTORbio being unable to fully utilize the office may have a material adverse effect on resTORbio’s ability to operate resTORbio’s business, and have significant negative consequences on resTORbio’s financial and operating conditions. Loss of access to this office may result in increased costs, delays in the development of resTORbio’s product candidates or interruption of resTORbio’s business operations. As part of resTORbio’s risk management policy, resTORbio maintains insurance coverage at levels that resTORbio believes are appropriate for its business. However, in the event of an accident or incident at resTORbio’s office, resTORbio’s insurance coverage may not be sufficient to satisfy all of resTORbio’s damages and losses. If resTORbio’s office is unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of resTORbio’s research and development programs may be harmed.

If resTORbio fails to maintain an effective system of internal control over financial reporting, resTORbio may not be able to accurately report its financial results or prevent fraud. As a result, stockholders could lose confidence in resTORbio’s financial and other public reporting, which would harm resTORbio’s business and the trading price of resTORbio common stock.

Effective internal controls over financial reporting are necessary for resTORbio to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. resTORbio currently have a limited number of employees performing resTORbio’s accounting functions, including monitoring and maintaining effective internal control over financial reporting. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause resTORbio to fail to meet resTORbio’s reporting obligations. In addition, any testing by resTORbio conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, or any subsequent testing by resTORbio’s independent registered public accounting firm, may reveal deficiencies in resTORbio’s internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to resTORbio’s consolidated financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in resTORbio’s reported financial information, which could have a negative effect on the trading price of resTORbio’s stock.

resTORbio will be required to disclose changes made in resTORbio’s internal controls and procedures on a quarterly basis and resTORbio’s management will be required to assess the effectiveness of these controls annually. However, for as long as resTORbio is an “emerging growth company” under the JOBS Act, resTORbio’s independent registered public accounting firm will not be required to attest to the effectiveness of resTORbio’s internal controls over financial reporting pursuant to Section 404. resTORbio could be an

“emerging growth company” for up to five years. An independent assessment of the effectiveness of resTORbio’s internal controls over financial reporting could detect problems that resTORbio’s management’s assessment might not. Undetected material weaknesses in resTORbio’s internal controls over financial reporting could lead to financial statement restatements and require resTORbio to incur the expense of remediation.

resTORbio’s disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

resTORbio’s disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by resTORbio in reports resTORbio files or submits under the Securities Exchange Act of 1934, as amended (referred to as the “Exchange Act”) is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. resTORbio believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in resTORbio’s control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

resTORbio has conducted and expect to continue to conduct resTORbio’s operations in jurisdictions outside of the United States, and such foreign operations subject resTORbio to additional risks.

A portion of resTORbio’s operations, including resTORbio’s clinical research and development efforts, have been undertaken outside of the United States, and resTORbio expects to continue to conduct a portion of its business in foreign countries. For example, resTORbio conducted resTORbio’s Phase 2b clinical trial across two hemispheres. In addition, resTORbio may utilize third party contract organizations, some of which may be located in foreign jurisdictions, for the conduct of resTORbio’s clinical trials, the manufacturing of resTORbio’s product candidates and the commercialization of resTORbio’s product candidates, if approved. Such operations subject resTORbio to additional risks related to international business operations, including:

•	potentially reduced protection for intellectual property rights;

•	price and currency exchange fluctuations;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	difficulties in complying with tax, employment, immigration and labor laws for personnel living or traveling abroad;

•	production shortages resulting from any events affecting a product candidate and/or finished drug product supply or manufacturing capabilities abroad;

•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, hurricanes, typhoons, floods and fires; and

•	failure to comply with Office of Foreign Asset Control rules and regulations and the Foreign Corrupt Practices Act.

These and other risks may materially adversely affect resTORbio’s ability to conduct resTORbio’s business in international markets.

resTORbio may engage in acquisitions that could disrupt resTORbio’s business, cause dilution to resTORbio stockholders or reduce resTORbio’s financial resources.

In the future, resTORbio may enter into transactions to acquire other businesses, products or technologies. If resTORbio does identify suitable candidates, resTORbio may not be able to make such acquisitions on favorable terms, or at all. Any acquisitions resTORbio makes may not strengthen resTORbio’s competitive position, and these transactions may be viewed negatively by customers or investors. resTORbio may decide to incur debt in connection with an acquisition or issue resTORbio common stock or other equity securities to the stockholders of the acquired company, which would reduce the percentage ownership of resTORbio’s existing stockholders. resTORbio could incur losses resulting from undiscovered liabilities of the acquired business that are not covered by the indemnification resTORbio may obtain from the seller. In addition, resTORbio may not be able to successfully integrate the acquired personnel, technologies and operations into resTORbio’s existing business in an effective, timely and nondisruptive manner. Acquisitions may also divert management attention from day-to-day responsibilities, increase resTORbio’s expenses and reduce resTORbio’s cash available for operations and other uses. resTORbio cannot predict the number, timing or size of future acquisitions or the effect that any such transactions might have on resTORbio’s operating results.

Risks Related to resTORbio’s Common Stock

An active trading market for resTORbio common stock may not be sustained. If an active trading market is not sustained, resTORbio’s ability to raise capital in the future may be impaired.

resTORbio’s shares began trading on The Nasdaq Global Select Market on January 26, 2018. Given the limited trading history of resTORbio common stock, there is a risk that an active trading market for resTORbio’s shares may not be sustained, which could put downward pressure on the market price of resTORbio common stock and thereby affect your ability to sell shares you purchased. An inactive trading market for resTORbio common stock may also impair resTORbio’s ability to raise capital to continue to fund resTORbio’s operations by selling shares and impair resTORbio’s ability to acquire other companies or technologies by using resTORbio’s shares as consideration.

The trading price of resTORbio common stock is highly volatile, which could result in substantial losses for purchasers of resTORbio common stock. Securities class action or other litigation involving resTORbio or members of its management team could also substantially harm its business, financial condition and results of operations.

resTORbio’s stock price is highly volatile. The stock market in general and the market for smaller pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the purchase price and you may lose some or all of your investment. The market price for resTORbio common stock may be influenced by many factors, including:

•	the success of existing or new competitive products or technologies;

•	regulatory actions with respect to resTORbio’s product candidates or resTORbio’s competitors’ products and product candidates;

•	announcements by resTORbio or resTORbio’s competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	the timing and results of clinical trials of RTB101 alone or in combination with a rapalog, such as everolimus or sirolimus, and any other product candidates;

•	commencement or termination of collaborations for resTORbio’s development programs;

•	failure or discontinuation of any of resTORbio’s development programs;

•	results of clinical trials of product candidates of resTORbio’s competitors;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of resTORbio’s product candidates or clinical development programs;

•	the results of resTORbio’s efforts to develop additional product candidates or products;

•	actual or anticipated changes in estimates as to financial results or development timelines;

•	announcement or expectation of additional financing efforts;

•	sales of resTORbio common stock by resTORbio, resTORbio’s insiders or other stockholders;

•	variations in resTORbio’s financial results or those of companies that are perceived to be similar to resTORbio;

•	changes in estimates or recommendations by securities analysts, if any, that cover resTORbio;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	the other factors described in this section entitled “Risk Factors” beginning on page 28 of this proxy statement/prospectus/information statement.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for biopharmaceutical companies, which have experienced significant stock price volatility in recent years.

resTORbio is an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make resTORbio common stock less attractive to investors.

resTORbio is an emerging growth company, and, for as long as resTORbio continues to be an emerging growth company, resTORbio may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies.” resTORbio could remain an “emerging growth company” for up to five years following resTORbio’s IPO, or until the earliest of (1) the last day of the first fiscal year in which resTORbio’s annual gross revenue exceeds $1.07 billion, (2) the date that resTORbio becomes a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of resTORbio common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of resTORbio’s most recently completed second fiscal quarter or (3) the date on which resTORbio has issued more than $1.0 billion in non-convertible debt during the preceding three-year period. So long as resTORbio remains an “emerging growth company,” resTORbio expects to avail itself of the exemption from the requirement that resTORbio’s independent registered public accounting firm attest to the effectiveness of resTORbio’s internal control over financial reporting under Section 404. When resTORbio’s independent registered public accounting firm is required to undertake an assessment of resTORbio’s internal control over financial reporting, the cost of resTORbio’s compliance with Section 404 will correspondingly increase. Moreover, if resTORbio is not able to comply with the requirements of Section 404 applicable to resTORbio in a timely manner, or if resTORbio or its independent registered public accounting firm identifies deficiencies in resTORbio’s internal control over financial reporting that are deemed to be material weaknesses, the market price of resTORbio’s stock could decline and resTORbio could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

In addition, the JOBS Act also provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. resTORbio has elected to take advantage of this extended transition period under the JOBS Act. As a result, resTORbio’s operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find resTORbio’s common stock less attractive as a result, which may result in a less active trading market for resTORbio’s common stock and higher volatility in resTORbio’s stock price.

resTORbio is also a “smaller reporting company,” and the reduced disclosure requirements applicable to smaller reporting companies may make resTORbio common stock less attractive to investors.

resTORbio is considered a “smaller reporting company” under Rule 12b-2 of the Exchange Act. resTORbio is therefore entitled to rely on certain reduced disclosure requirements, such as an exemption from providing selected financial data and executive compensation information. These exemptions and reduced disclosures in resTORbio’s SEC filings due to resTORbio’s status as a smaller reporting company also mean resTORbio’s auditors are not required to review resTORbio’s internal control over financial reporting and may make it harder for investors to analyze resTORbio’s results of operations and financial prospects. resTORbio cannot predict if investors will find resTORbio common stock less attractive because resTORbio may rely on these exemptions. If some investors find resTORbio common stock less attractive as a result, there may be a less active trading market for resTORbio common stock and resTORbio common stock prices may be more volatile. resTORbio will remain a smaller reporting company until resTORbio’s public float exceeds $250 million or resTORbio’s annual revenues exceed $100 million with a public float greater than $700 million.

resTORbio has and will incur increased costs as a result of operating as a public company, and resTORbio’s management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after resTORbio is no longer an “emerging growth company,” resTORbio has and will incur significant legal, accounting and other expenses that resTORbio did not incur as a private company, including costs associated with public company reporting requirements. resTORbio has and will incur costs associated with relatively recently adopted corporate governance requirements, including requirements of the Securities and Exchange Commission, or SEC, and The Nasdaq Global Select Market. resTORbio expects these rules and regulations to increase resTORbio’s legal and financial compliance costs and to make some activities more time-consuming and costly. resTORbio also expect that these rules and regulations may make it more difficult and more expensive for resTORbio to obtain director and officer liability insurance and resTORbio may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for resTORbio to attract and retain qualified individuals to serve on the resTORbio Board or as executive officers.

resTORbio is currently evaluating and monitoring developments with respect to these rules, and resTORbio cannot predict or estimate the amount of additional costs resTORbio may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404, resTORbio is required to furnish a report by resTORbio’s management on resTORbio’s internal control over financial reporting in annual financial statements with the Securities and Exchange Commission, or the SEC. However, while resTORbio remains an emerging growth company, resTORbio will not be required to include an attestation report on internal control over financial reporting issued by resTORbio’s independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, resTORbio has engaged in a process to document and evaluate resTORbio’s internal control over financial reporting, which is both costly and challenging. In this regard, resTORbio will need to continue to dedicate internal resources, engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting. resTORbio will continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite resTORbio’s efforts, there is a risk that resTORbio will not be able to conclude, within the prescribed timeframe, or at all, that resTORbio’s internal control over financial reporting is effective as required by Section 404. If resTORbio identifies one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of resTORbio’s consolidated financial statements.

resTORbio has broad discretion over the use of its cash, cash equivalents, and marketable securities and may not use them effectively.

resTORbio’s management has broad discretion to use its cash, cash equivalents, and marketable securities to fund resTORbio’s operations and could spend these funds in ways that do not improve resTORbio’s results of operations or enhance the value of resTORbio common stock. The failure by resTORbio’s management to apply these funds effectively could result in financial losses that could have a material adverse effect on resTORbio’s business, cause the price of resTORbio common stock to decline and delay the development of resTORbio’s product candidates. Pending resTORbio’s use to fund operations, resTORbio may invest its cash, cash equivalents, and marketable securities in a manner that does not produce income or that loses value.

Future sales and issuances of resTORbio common stock or rights to purchase common stock, including pursuant to resTORbio’s equity incentive plans, could result in additional dilution of the percentage ownership of stockholders and could cause resTORbio’s stock price to fall.

resTORbio will need additional capital in the future to continue resTORbio’s planned operations. To the extent resTORbio raises additional capital by issuing equity securities, resTORbio stockholders may experience substantial dilution. resTORbio may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner resTORbio determines from time to time. If resTORbio sells common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to resTORbio’s existing stockholders, and new investors could gain rights superior to resTORbio’s existing stockholders.

On February 1, 2019, resTORbio filed a registration statement on Form S-3 (File No. 333-229499) with the SEC, which was declared effective on February 12, 2019 (referred to as the “Shelf Registration Statement”), in relation to the registration of common stock, preferred stock, warrants and/or units of any combination thereof for the purposes of selling, from time to time, resTORbio common stock, convertible securities or other equity securities in one or more offerings. The Shelf Registration Statement also registered for resale from time to time up to 12,445,646 shares of common stock held by the selling stockholders named therein. resTORbio also simultaneously entered into a Controlled Equity Offering Sales Agreement (referred to as the “Sales Agreement”) with SVB Leerink LLC and Cantor Fitzgerald & Co., (referred to as the “Sales Agents”), to provide for the offering, issuance and sale of up to an aggregate amount of $50.0 million of resTORbio common stock from time to time in “at-the-market” offerings under the Shelf Registration Statement and subject to the limitations thereof. As of June 30, 2020, approximately $43.0 million in shares of common stock remain eligible for sale under the Sales Agreement. resTORbio will pay to the Sales Agent cash commissions of 3.0 percent of the aggregate gross proceeds of sales of common stock under the Sales Agreement. Sales of common stock, convertible securities or other equity securities by resTORbio or resTORbio stockholders under the Shelf Registration Statement may represent a significant percentage of resTORbio common stock currently outstanding. If resTORbio or resTORbio stockholders sell, or the market perceives that resTORbio or resTORbio stockholders intend to sell, substantial amounts of resTORbio common stock under the Shelf Registration Statement or otherwise, the market price of resTORbio common stock could decline significantly.

In addition, sales of a substantial number of shares of resTORbio’s outstanding common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of resTORbio common stock. Persons who were resTORbio stockholders prior to resTORbio’s IPO continue to hold a substantial number of shares of resTORbio common stock that many of them are now able to sell in the public market. Significant portions of these shares are held by a relatively small number of stockholders. Sales by resTORbio stockholders of a substantial number of shares, or the expectation that such sales may occur, could significantly reduce the market price of resTORbio common stock.

resTORbio does not anticipate paying any cash dividends on resTORbio’s capital stock in the foreseeable future. Accordingly, stockholders must rely on capital appreciation, if any, for any return on their investment.

resTORbio has never declared nor paid cash dividends on resTORbio’s capital stock. resTORbio currently plan to retain all of resTORbio’s future earnings, if any, to finance the operation, development and growth of resTORbio’s business. In addition, the terms of any future debt or credit agreements may preclude resTORbio from paying dividends. As a result, capital appreciation, if any, of resTORbio common stock will be your sole source of gain for the foreseeable future.

resTORbio’s principal stockholders and management own a significant percentage of resTORbio’s stock and, if they choose to act together, will be able to control or exercise significant influence over matters subject to stockholder approval.

As of August 4, 2020, resTORbio’s executive officers, directors, five percent or greater stockholders and their affiliates own approximately 29.2% of resTORbio’s outstanding voting stock. These stockholders may have the ability to influence resTORbio through their ownership positions. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders, acting together, may be able to control elections of directors or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for resTORbio common stock that you may believe are in your best interest as one of resTORbio stockholders.

Provisions in the resTORbio certificate of incorporation documents and under Delaware law may prevent or frustrate attempts by resTORbio stockholders to change resTORbio’s management or hinder efforts to acquire a controlling interest in resTORbio.

Provisions in the resTORbio certificate of incorporation and the resTORbio bylaws may discourage, delay or prevent a merger, acquisition or other change in control of resTORbio that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of resTORbio common stock, thereby depressing the market price of resTORbio common stock. In addition, because the resTORbio Board is responsible for appointing the members of resTORbio’s management team, these provisions may frustrate or prevent any attempts by resTORbio stockholders to replace or remove resTORbio’s current management by making it more difficult for stockholders to replace members of the resTORbio Board. Among other things, these provisions:

•	establish a classified board of directors such that all members of the board are not elected at one time;

•	allow the authorized number of resTORbio’s directors to be changed only by resolution of the resTORbio Board;

•	limit the manner in which stockholders can remove directors from the board;

•	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on at stockholder meetings;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by resTORbio stockholders by written consent;

•	limit who may call a special meeting of stockholders;

•

authorize the resTORbio Board to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by the resTORbio Board; and

•	require the approval of the holders of at least 66.7% of the votes that all resTORbio stockholders would be entitled to cast to amend or repeal certain provisions of resTORbio’s charter or bylaws.

Moreover, because resTORbio is incorporated in Delaware, resTORbio is governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which prohibits a person who owns in excess of 15% of resTORbio’s outstanding voting stock from merging or combining with resTORbio for a period of three years after the date of the transaction in which the person acquired in excess of 15% of resTORbio’s outstanding voting stock, unless the merger or combination is approved in a prescribed manner. This could discourage, delay or prevent someone from acquiring resTORbio or merging with resTORbio, whether or not it is desired by, or beneficial to, resTORbio stockholders. This could also have the effect of discouraging others from making tender offers for resTORbio common stock, including transactions that may be in your best interests. These provisions may also prevent changes in resTORbio’s management or limit the price that investors are willing to pay for resTORbio’s stock.

The resTORbio bylaws provide that, unless resTORbio consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions between resTORbio and resTORbio stockholders, which could limit resTORbio stockholders’ ability to obtain a favorable judicial forum for disputes with resTORbio or resTORbio’s directors, officers, employees or agents.

The resTORbio bylaws specify that, unless resTORbio consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of resTORbio, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of resTORbio to resTORbio or resTORbio stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or the resTORbio certificate of incorporation or the resTORbio bylaws, or (iv) any action asserting a claim against resTORbio governed by the internal affairs doctrine provided, that these choice of forum provisions do not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended (referred to as the Securities Act), the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of resTORbio’s capital stock shall be deemed to have notice of and to have consented to the provisions of the resTORbio bylaws described above.

resTORbio believes this provision benefits resTORbio by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, the provision may have the effect of discouraging lawsuits against resTORbio’s directors, officers, employees and agents as it may limit any stockholder’s ability to bring a claim in a judicial forum that such stockholder finds favorable for disputes with resTORbio or resTORbio’s directors, officers, employees or agents. The enforceability of similar choice of forum provisions in other companies’ bylaws or certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against resTORbio, a court could find the choice of forum provisions contained in the resTORbio bylaws to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provision contained in the resTORbio bylaws to be inapplicable or unenforceable in an action, resTORbio may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect resTORbio’s business, financial condition or results of operations.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about resTORbio’s business, resTORbio’s share price and trading volume could decline.

The trading market for resTORbio common stock will be influenced by the research and reports that industry or securities analysts publish about resTORbio or resTORbio’s business. If one or more of the analysts who cover resTORbio issues an adverse opinion about the company, resTORbio’s stock price would likely decline. If one or more of these analysts ceases research coverage of resTORbio or fails to regularly publish reports on resTORbio, resTORbio could lose visibility in the financial markets, which in turn could cause resTORbio’s stock price or trading volume to decline.

resTORbio’s ability to use net operating losses and research and development credits to offset future taxable income may be subject to certain limitations as a result of the merger.

As of December 31, 2019, resTORbio had federal net operating loss carryforwards of $127.0 million, of which $14.0 million will begin to expire in 2036 and $113.0 million can be carried forward indefinitely. As of December 31, 2019, resTORbio had state net operating loss carryforwards of $130.8 million, which begin to expire in various amounts in 2036. As of December 31, 2019, resTORbio also had federal research and development tax credit carryforwards of $3.8 million, which begin to expire in 2037. These net operating loss and tax credit carryforwards could expire unused and be unavailable to offset future income tax liabilities. In addition, in general, under Sections 382 and 383 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses or tax credits, or NOLs or credits, to offset future taxable income or taxes. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a specified testing period. resTORbio’s existing NOLs or credits may be subject to limitations arising from previous ownership changes. resTORbio has not completed a study to determine whether resTORbio’s public offerings, private placements and other transactions that have occurred over the past three years may have triggered an ownership change limitation. In addition, the merger, if consummated, is expected to constitute an ownership change under Sections 382 and 383 of the Code. resTORbio’s NOLs or credits may also be impaired under state law. Accordingly, resTORbio may not be able to utilize a material portion of resTORbio’s NOLs or credits.

The ability of the combined company to utilize resTORbio’s NOLs or credits following the merger is conditioned upon the combined company attaining profitability and generating U.S. federal and state taxable income. As described under the sections entitled “Risk Factors—Risks Related to resTORbio’s Financial Position and Need for Capital” and “Risk Factors—Risks Related to Adicet’s Business and Industry” on pages 36 and 100, respectively, of this proxy statement/prospectus/information statement, each of resTORbio and Adicet has incurred significant net losses since inception and it is anticipated that each will continue to incur significant losses for the foreseeable future; and therefore, resTORbio does not know whether or when the combined company will generate the U.S. federal or state taxable income necessary to utilize resTORbio’s NOL or credit carryforwards that are, or become, subject to limitation by Sections 382 and 383 of the Code.

Risks Related to Adicet

Risks Related to Adicet’s Business and Industry

Adicet has a limited operating history and faces significant challenges and expense as it builds its capabilities.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. Adicet began operation in November 2014. Adicet has a limited operating history upon which you can evaluate Adicet’s business and prospects and is subject to the risks inherent in any early stage company, including, among other things, risks that Adicet may not be able to hire sufficient qualified personnel and establish operating controls and procedures. Adicet currently does not have complete in-house resources to enable its gamma delta T cell platform. As Adicet builds its own capabilities, it expects to encounter risks and uncertainties frequently experienced by growing companies in new and rapidly evolving fields, including the risks and uncertainties described herein. Consequently, any predictions made about Adicet’s future success or viability may not be as accurate as they could be if Adicet had a history of successfully developing and commercializing biopharmaceutical products.

Adicet has incurred net losses in every period since its inception and anticipates that it will incur substantial net losses in the future.

Adicet is a pre-clinical stage biopharmaceutical company. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. Adicet’s programs, including ADI-001 and ADI-002, remain in the pre-clinical stage. Adicet has no products approved for commercial sale and has not generated any revenue from product sales to date, and it will continue to incur significant research and development and other expenses related to its ongoing operations. As a result, Adicet is not profitable and has incurred net losses in each period since Adicet’s inception. For the years ended December 31, 2019 and 2018, Adicet reported net losses of $28.1 million and $9.3 million, respectively. As of June 30, 2020, Adicet had an accumulated deficit of $82.6 million.

Adicet expects to incur significant expenditures for the foreseeable future, and it expects these expenditures to increase as it continues its research and development of, and seek regulatory approvals for, product candidates based on its gamma delta T cell platform, including ADI-001 and ADI-002. Even if Adicet succeeds in commercializing one or more of its product candidates, it will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. Adicet may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business. The size of Adicet’s future net losses will depend, in part, on the rate of future growth of its expenses and its ability to generate revenue. Adicet’s prior losses and expected future losses have had and will continue to have an adverse effect on its stockholders’ equity and working capital. Further, even if Adicet does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. Adicet’s failure to become and remain profitable would depress the value of the combined company and could impair its ability to raise capital, expand its business, maintain its research and development efforts, diversify its product candidates or even continue its operations, any of which could have a material adverse effect on Adicet’s business, financial condition, results of operations, and prospects and cause you to lose all or part of your investment.

Adicet’s history of recurring losses and anticipated expenditures raise substantial doubts about its ability to continue as a going concern. Adicet’s ability to continue as a going concern requires that it obtain sufficient funding to finance its operations.

Adicet has incurred operating losses to date and it is possible Adicet will never generate a profit. Adicet has concluded that substantial doubt exists regarding its ability to continue as a going concern. Adicet’s financial statements included elsewhere in this proxy statement/prospectus/information statement have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of these uncertainties related to Adicet’s ability to operate on a going concern basis.

The report of Adicet’s independent registered public accounting firm on its financial statements as of and for the years ended December 31, 2019 and 2018 includes an explanatory paragraph indicating that there is substantial doubt about Adicet’s ability to continue as a going concern. If Adicet is unable to raise sufficient capital when needed, Adicet’s business, financial condition and results of operations will be harmed, and Adicet will need to significantly modify its operational plans to continue as a going concern. If Adicet is unable to continue as a going concern, Adicet might have to liquidate its assets and the values it receives for its assets in liquidation or dissolution could be significantly lower than the values reflected in its financial statements. The inclusion of a going concern explanatory paragraph by Adicet’s auditors, its lack of cash resources and its potential inability to continue as a going concern may negatively impact Adicet’s share price and its ability to raise new capital or to enter into critical contractual relations with third parties due to concerns about its ability to meet its contractual obligations.

Adicet’s gamma delta T cell candidates represent a novel approach to cancer treatment that creates significant challenges for Adicet.

Adicet is developing a pipeline of gamma delta T cell product candidates and a novel antibody platform that are intended for use in patient with certain cancers. Advancing these novel product candidates creates significant challenges for Adicet, including:

•	manufacturing its product candidates to its specifications and in a timely manner to support its future clinical trials, and, if approved, commercialization;

•	sourcing future clinical and, if approved, commercial supplies for the raw materials used to manufacture its product candidates;

•	understanding and addressing variability in the quality of a donor’s T cells, which could ultimately affect its ability to produce product in a reliable and consistent manner;

•	inability to achieve efficacy in cancer patients following treatment with Adicet’s product candidates;

•	achieving a side effect profile, including GvHD, from Adicet product candidates that makes them commercially unattractive for further development;

•	educating medical personnel regarding the potential side effect profile of its product candidates, if approved;

•	using medicines to manage adverse side effects of its product candidates which may not adequately control the side effects and/or may have a detrimental impact on the efficacy of the treatment;

•	conditioning patients with chemotherapy or other lymphodepletion agents in advance of administering Adicet’s product candidates, which may increase the risk of adverse side effects;

•	obtaining regulatory approval, as the FDA and other regulatory authorities have limited experience with development of allogeneic T cell therapies for cancer; and

•	establishing sales and marketing capabilities upon obtaining any regulatory approval to gain market acceptance of a novel therapy.

The success of Adicet’s business, including its ability to obtain financing and generate any revenue in the future, will primarily depend on the successful development, manufacturing, positive efficacy and safety profile in its clinical trials, regulatory approval and commercialization of Adicet’s novel product candidates, which may never occur. Adicet has not yet succeeded and may not succeed in demonstrating efficacy and safety for any of its product candidates in clinical trials or in obtaining marketing approval thereafter. Given Adicet’s early stage of development, it may be several years, if at all, before Adicet has demonstrated the safety and efficacy of a product candidate sufficient to warrant approval for commercialization. If Adicet is unable to develop, or obtain regulatory approval for, or, if approved, successfully commercialize its product candidates, Adicet may not be able to generate sufficient revenue to continue its business, which could have a material adverse effect on Adicet’s results of operations and prospects.

Adicet’s product candidates are based on novel technologies, which makes it difficult to predict the likely success of such product candidates and the time and cost of product candidate development and obtaining regulatory approval.

Adicet has concentrated its research and development efforts on its allogeneic gamma delta T cell therapy and Adicet’s future success depends on the successful development of this therapeutic approach. Adicet is in the early stages of developing its platform and product candidates and there can be no assurance that any development problems Adicet has experienced or may experience in the future will not cause significant delays or result in unforeseen issues or unanticipated costs, or that any such development problems or issues can be overcome. Adicet may also experience delays in developing a sustainable, reproducible and scalable manufacturing process or transferring that process to commercial partners, which may prevent it from completing Adicet’s future clinical studies or commercializing its products on a timely or profitable basis, if at all. In addition, Adicet’s expectations with regard to the advantages of an allogenic gamma delta T cell therapy platform relative to other therapies may not materialize or materialize to the degree Adicet anticipates. Further, Adicet’s scalability and costs of manufacturing may vary significantly as Adicet develops its product candidates and understands these critical factors.

In addition, the clinical study requirements of the FDA, EMA and other regulatory agencies and the criteria these regulators use to determine the safety and efficacy of a product candidate are determined according to the type, complexity, novelty and intended use and market of the potential products. The regulatory approval process for novel product candidates such as Adicet’s can be more complex and consequently more expensive and take longer than for other, better known or extensively studied pharmaceutical or other product candidates. Approvals by the EMA and FDA for existing autologous CAR-T therapies, such as Kymriah® and Yescarta®, may not be indicative of what these regulators may require for approval of Adicet’s therapies. Also, while Adicet expects reduced variability in its products candidates compared to autologous products, Adicet does not have significant clinical data supporting any benefit of lower variability. More generally, approvals by any regulatory agency may not be indicative of what any other regulatory agency may require for approval or what such regulatory agencies may require for approval in connection with new product candidates.

Adicet’s product candidates may also not perform successfully in clinical trials or may be associated with adverse events that distinguish them from the autologous CAR-T therapies that have previously been approved or alpha beta T cell therapies that may be approved in the future. Unexpected clinical outcomes could materially and adversely affect Adicet’s business, results of operations and prospects.

Adicet’s business is highly dependent on the success of ADI-001 and ADI-002. If Adicet is unable to obtain approval for ADI-001 or ADI-002 and effectively commercialize ADI-001 or ADI-002 for the treatment of patients in its approved indications, its business would be significantly harmed.

Adicet’s business and future success depends on its ability to obtain regulatory approval of, and then successfully commercialize, its most advanced product candidates, ADI-001 and ADI-002. ADI-001 is in the early stages of development and Adicet intends to file an IND application with the FDA in 2020 and, subject to the FDA regulatory process for review of INDs, initiate a clinical trial of ADI-001 targeting CD20 for the treatment of patients with Non-Hodgkin’s Lymphoma and treat the first patient in the first half of 2021. ADI-002 is also in the early stage of development and Adicet intends to file an IND application with the FDA in 2021 for ADI-002 and, subject to the FDA regulatory process for review of INDs, initiate a clinical trial and treat the first patient with ADI-002 in 2021.

Adicet’s pre-clinical results to date may not predict results for its planned trials or any future studies of ADI-001 and ADI-002 or any other allogeneic gamma delta T cell product candidate. Because of the lack of evaluation of allogeneic products and gamma delta T cell therapy products in the clinic to date, any such product’s failure, or the failure of other allogeneic T cell therapies or gamma delta T cell therapies, may significantly influence physicians’ and regulators’ opinions in regards to the viability of Adicet’s entire pipeline of allogeneic T cell therapies, which could have a material adverse effect on Adicet’s reputation. If Adicet’s gamma delta T cell therapy is viewed as less safe or effective than autologous therapies or other allogeneic T cell therapies, Adicet’s ability to develop other allogeneic gamma delta T cell therapies may be significantly harmed.

All of Adicet’s product candidates, including ADI-001 and ADI-002, will require additional clinical and non-clinical development, regulatory review and approval in multiple jurisdictions, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before Adicet can generate any revenue from product sales. In addition, because ADI-001 is Adicet’s most advanced product candidate, and because its other product candidates are based on similar technology, if ADI-001 encounters safety or efficacy problems, manufacturing problems, developmental delays, regulatory issues or other problems, Adicet’s development plans and business would be significantly harmed, which could have a material adverse effect on Adicet’s business, reputation and prospects.

Adicet’s product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential or result in significant negative consequences.

Undesirable or unacceptable side effects caused by Adicet’s product candidates could cause Adicet or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities. Results of Adicet’s clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Approved autologous CAR T therapies and those under development have shown frequent rates of cytokine release syndrome and neurotoxicity, and adverse events have resulted in the death of patients. While Adicet believes its gamma delta T cell therapy may lessen such results, similar or other adverse events for its allogeneic gamma delta T cell product candidates may occur. In addition, while Adicet anticipates its focus on gamma delta T cells may lessen the likelihood of GvHD relative to therapies relying on unrelated alpha beta T cells, similar or other adverse events for its allogeneic gamma delta T cell product candidates may occur.

If unacceptable toxicities arise in the development of Adicet’s product candidates, Adicet could suspend or terminate its trials or the FDA or comparable foreign regulatory authorities could order it to cease clinical trials or deny approval of its product candidates for any or all targeted indications. The data safety monitoring board may also suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk, including risks inferred from other unrelated immunotherapy trials. Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Novel therapeutic candidates, such as those developed by Adicet, may result in novel side effect profiles that may not be appropriately recognized or managed by the treating medical staff. Adicet anticipates having to train medical personnel using Adicet’s product candidates to understand the side effect profile of Adicet’s product candidates for Adicet’s clinical trials and upon any commercialization of any of Adicet’s product candidates. Inadequate training in recognizing or managing the potential side effects of Adicet’s product candidates could result in serious adverse events including patient deaths. Based on available preclinical data and on management’s clinical experience with other cell therapy agents, the safety profile of Adicet’s pipeline product candidates are expected to include cytokine release syndrome, neurotoxicity, and possibly additional adverse events. Any of these occurrences may have a material adverse effect Adicet’s business, financial condition and prospects.

Adicet’s clinical trials may fail to demonstrate the safety and efficacy of any of its product candidates, which would prevent or delay regulatory approval and commercialization.

Before obtaining regulatory approvals for the commercial sale of Adicet’s product candidates, including ADI-001 and ADI-002, Adicet must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that its product candidates are both safe and effective for use in each target indication. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of Adicet’s product candidates may not be predictive of the results of later-stage clinical trials.

There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy, insufficient durability of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that commence clinical trials are never approved as products.

In addition, for ADI-001 and ADI-002 and any future trials that may be completed, Adicet cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as Adicet does, and more trials could be required before Adicet submits its product candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, approval of Adicet’s product candidates may be significantly delayed, or Adicet may be required to expend significant additional resources, which may not be available to it, to conduct additional trials in support of potential approval of Adicet’s product candidates. Any of the foregoing could have a material adverse effect on Adicet’s business, prospects and financial condition.

Interim “top line” and preliminary data from Adicet’s clinical trials that Adicet may announce or publish from time to time may change as more patient data becomes available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, Adicet may publish interim “top line” or preliminary data from Adicet’s clinical studies. Interim data from clinical trials that Adicet may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available.

Preliminary or “top line” data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data Adicet previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm Adicet’s business prospects.

Adicet may not be able to file INDs to commence additional clinical trials on the timelines it expects, and even if Adicet is able to, the FDA may not permit it to proceed.

Adicet plans to submit an IND to the FDA in 2020 and, subject to the FDA regulatory process for review of INDs, initiate a clinical trial of ADI-001 targeting CD20 for the treatment of patients with Non-Hodgkin’s Lymphoma and treat the first patient in the first half of 2021. Additionally, Adicet intends to file an IND application with the FDA in 2021 for ADI-002 and, subject to the FDA regulatory process for review of INDs, initiate a clinical trial and treat the first patient with ADI-002 in 2021. Adicet currently expects to submit INDs for additional product candidates in its pipeline in 2022 and 2023. However, Adicet’s timing of filing on these product candidates is dependent on further pre-clinical and manufacturing success, which Adicet works on with various third parties, as well as on timing of research and development with respect to product candidates that are in the early stages of development. Adicet cannot be sure that it will be able to submit its IND in a timely manner, if at all, or that submission of an IND or IND amendment will result in the FDA allowing testing and clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND or clinical trial application, Adicet cannot guarantee that such regulatory authorities will not change their requirements in the future. The inability to initiate a clinical trial on ADI-001 or ADI-002, or any of Adicet’s additional product candidates, on the timelines currently anticipated or at all could have a material adverse effect on Adicet’s business, results of operations and prospects.

Adicet may encounter substantial delays in its clinical trials, or may not be able to conduct its trials on the timelines Adicet expects.

Clinical testing is expensive, time consuming and subject to uncertainty. Adicet cannot guarantee that any clinical studies will be conducted as planned or completed on schedule, if at all. Even if these trials begin as planned, issues may arise that could suspend or terminate such clinical trials. A failure of one or more clinical studies can occur at any stage of testing, and Adicet’s future clinical studies may not be successful. Events that may prevent successful or timely completion of clinical development include:

•	inability to generate sufficient preclinical, toxicology or other in vivo or in vitro data to support the initiation of clinical studies;

•	delays in sufficiently developing, characterizing or controlling a manufacturing process suitable for advanced clinical trials;

•	delays in developing suitable assays for screening patients for eligibility for trials with respect to certain product candidates;

•	delays in reaching a consensus with regulatory agencies on study design;

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delays in reaching agreement on acceptable terms with prospective CROs and clinical study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical study sites;

•	delays in obtaining required institutional review board (IRB) approval at each clinical study site;

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imposition of a temporary or permanent clinical hold by regulatory agencies for a number of reasons, including after review of an IND application or amendment, or equivalent application or amendment; as a result of a safety finding that presents unreasonable risk to clinical trial participants; a negative finding from an inspection of Adicet’s clinical study operations or study sites; developments on trials conducted by competitors for related technology that raises FDA concerns about risk to patients of the technology broadly; or if FDA finds that the investigational protocol or plan is clearly deficient to meet its stated objectives;

•	delays in recruiting suitable patients to participate in Adicet’s clinical studies;

•	difficulty collaborating with patient groups and investigators;

•	failure by Adicet CROs, other third parties or it to adhere to clinical study requirements;

•	failure to perform in accordance with the FDA’s good clinical practice (GCP) requirements or applicable regulatory guidelines in other countries;

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transfer of manufacturing processes to any new clinical manufacturing organization (referred to as a “CMO”) or Adicet’s own manufacturing facilities or any other development or commercialization partner for the manufacture of product candidates;

•	delays in having patients complete participation in a study or return for post-treatment follow-up;

•	patients dropping out of a study;

•	occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

•	changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

•	the cost of clinical studies of Adicet’s product candidates being greater than Adicet anticipates;

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clinical studies of Adicet’s product candidates producing negative or inconclusive results, which may result in Adicet deciding, or regulators requiring Adicet, to conduct additional clinical studies or abandon product development programs;

•	delays or failure to secure supply agreements with suitable raw material suppliers, or any failures by suppliers to meet Adicet quantity or quality requirements for necessary raw materials; and

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delays in manufacturing, testing, releasing, validating, or importing/exporting sufficient stable quantities of Adicet’s product candidates for use in clinical studies or the inability to do any of the foregoing.

Adicet’s timing of filing on these product candidates is dependent on further pre-clinical and manufacturing success, which Adicet works on with various third parties. Adicet cannot be sure that it will be able to submit its IND in a timely manner, if at all, or that submission of an IND or IND amendment will result in the FDA allowing testing and clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND or clinical trial application, Adicet cannot guarantee that such regulatory authorities will not change their requirements in the future.

Any inability to successfully complete preclinical and clinical development could result in additional costs to Adicet or impair Adicet’s ability to generate revenue. In addition, if Adicet makes manufacturing or formulation changes to its product candidates, Adicet may be required to or Adicet may elect to conduct additional studies to bridge Adicet’s modified product candidates to earlier versions. Clinical study delays could also shorten any periods during which Adicet’s products have patent protection and may allow Adicet’s competitors to bring products to market before Adicet does, which could impair Adicet’s ability to successfully commercialize Adicet’s product candidates and may harm Adicet’s business and results of operations.

Monitoring safety of patients receiving Adicet’s product candidates is challenging, which could adversely affect Adicet’s ability to obtain regulatory approval and commercialize.

In Adicet’s planned clinical trials of its product candidates, Adicet has contracted with and is expected to continue to contract with academic medical centers and hospitals experienced in the assessment and management of toxicities arising during clinical trials. Nonetheless, these centers and hospitals may have difficulty observing patients and treating toxicities, which may be more challenging due to personnel changes, inexperience, shift changes, house staff coverage or related issues. This could lead to more severe or prolonged toxicities or even patient deaths, which could result in Adicet or the FDA delaying, suspending or terminating one or more of Adicet’s clinical trials, and which could jeopardize regulatory approval. Medicines used at centers to help manage adverse side effects of ADI-001 and ADI-002 may not adequately control the side effects and/or may have a detrimental impact on the efficacy of the treatment. Use of these medicines may increase with new physicians and centers administering Adicet’s product candidates, any of which could have a material adverse effect on Adicet’s ability to obtain regulatory approval and commercialize on the timelines anticipated or at all, which could have a material adverse effect on Adicet’s business and results of operations.

If Adicet encounters difficulties enrolling patients in Adicet’s clinical trials, Adicet’s clinical development activities could be delayed or otherwise adversely affected.

Adicet may experience difficulties in patient enrollment in Adicet’s clinical trials for a variety of reasons, including, without limitation, the impact of the COVID-19 pandemic. The timely completion of clinical trials in accordance with their protocols depends, among other things, on Adicet’s ability to enroll a sufficient number of patients who remain in the study until its conclusion. The enrollment of patients depends on many factors, including:

•	the patient eligibility criteria defined in the protocol;

•	the size of the patient population required for analysis of the trial’s primary endpoints;

•	the proximity of patients to study sites;

•	the design of the trial;

•	Adicet’s ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	Adicet’s ability to obtain and maintain patient consents; and

•	the risk that patients enrolled in clinical trials will drop out of the trials before the infusion of Adicet’s product candidates or trial completion.

Adicet intends to conduct a number of clinical trials for product candidates in the fields of cancer and other indications in geographies which are affected by COVID-19 pandemic. Adicet believes that the coronavirus pandemic will have an impact on various aspects of its future clinical trials. For example, investigators may not want to take the risk of exposing cancer patients to COVID-19 since the dosing of patients is conducted within an in-patient setting. Other potential impacts of the COVID-19 pandemic on Adicet’s future various clinical trials include patient dosing and study monitoring, which may be paused or delayed due to changes in policies at various clinical sites, federal, state, local or foreign laws, rules and regulations, including quarantines or other travel restrictions, prioritization of healthcare resources toward pandemic efforts, including diminished attention of physicians serving as Adicet’s clinical trial investigators and reduced availability of site staff supporting the conduct of its clinical trials, interruption or delays in the operations of the government regulators, or other reasons related to the COVID-19 pandemic. It is unknown how long these pauses or disruptions could continue.

In addition, Adicet’s clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as Adicet’s product candidates, and this competition will reduce the number and types of patients available to Adicet because some patients who might have opted to enroll in Adicet trials may instead opt to enroll in a trial being conducted by one of Adicet’s competitors. Since the number of qualified clinical investigators is limited, some of Adicet’s clinical trial sites are also being used by some of Adicet’s competitors, which may reduce the number of patients who are available for Adicet’s clinical trials in that clinical trial site.

Moreover, because Adicet’s product candidates represent unproven methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy and hematopoietic cell transplantation or autologous CAR-T cell therapies, rather than enroll patients in Adicet’s clinical trial. Patients eligible for allogeneic CAR-T cell therapies but ineligible for autologous CAR T cell therapies due to aggressive cancer and inability to wait for autologous CAR-T cell therapies may be at greater risk for complications and death from therapy.

Delays in patient enrollment may result in increased costs or may affect the timing or outcome of Adicet’s ongoing clinical trial and planned clinical trials, which could prevent completion of these trials and adversely affect Adicet’s ability to advance the development of Adicet’s product candidates.

Clinical trials are expensive, time-consuming and difficult to design and implement.

Human clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Because Adicet’s gamma delta T cell product candidates are based on new technologies and will require the creation of inventory of mass-produced, off-the-shelf products, Adicet expects that it will require extensive research and development and have substantial manufacturing and processing costs. In addition, costs to treat patients with Non Hodgkin’s lymphoma cancer and to treat potential side effects that may result from Adicet’s product candidates can be significant. Accordingly, Adicet’s clinical trial costs are likely to be significantly higher than for more conventional therapeutic technologies or drug products, which is expected to have a material adverse effect on Adicet’s financial position and ability to achieve profitability.

The market opportunities for Adicet’s product candidates may be limited to those patients who are ineligible for or have failed prior treatments and may be small.

The FDA often approves new therapies initially only for use in patients who are currently not adequately treated with currently approved therapies. Adicet expects to initially seek approval of ADI-001 and ADI-002 and Adicet’s other product candidates in this setting. Subsequently, for those products that prove to be sufficiently beneficial, if any, Adicet would expect to seek approval in earlier lines of treatment and potentially as a first line therapy. There is no guarantee that Adicet’s product candidates, even if approved, would be approved for earlier lines of therapy, and, prior to any such approvals, Adicet will have to conduct additional clinical trials, including potentially comparative trials against approved therapies. Adicet is also targeting a similar patient population as autologous CART product candidates, including approved autologous CART products. Adicet’s therapies may not be as safe and effective as autologous CART therapies and may only be approved for patients who are ineligible for autologous CART therapy.

Adicet’s projections of both the number of people who have the cancers Adicet is targeting, as well as the subset of people with these cancers in a position to receive second or later lines of therapy and who have the potential to benefit from treatment with Adicet’s product candidates, are based on Adicet’s beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, patient foundations, or market research and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these cancers. The number of patients may turn out to be lower than expected. Additionally, the potentially addressable patient population for Adicet’s product candidates may be limited or may not be amenable to treatment with Adicet’s product candidates. Even if Adicet obtains significant market share for its product candidates, because the potential target populations are small, Adicet may never achieve profitability without obtaining regulatory approval for additional indications.

If Adicet fails to develop additional product candidates, Adicet’s commercial opportunity will be limited.

One of Adicet’s core strategies is to pursue clinical development of additional product candidates beyond ADI-001 and ADI-002. Developing, obtaining regulatory approval and commercializing additional gamma delta T cell product candidates will require substantial additional funding and is prone to the risks of failure inherent in medical product development. Adicet cannot provide you any assurance that it will be able to successfully advance any of these additional product candidates through the development process.

Even if Adicet receives FDA approval to market additional product candidates for the treatment of cancer, Adicet cannot assure you that any such product candidates will be successfully commercialized, widely accepted in the marketplace or more effective than other commercially available alternatives. If Adicet is unable to successfully develop and commercialize additional product candidates, Adicet’s commercial opportunity will be limited. Moreover, a failure in obtaining regulatory approval of additional product candidates may have a negative effect on the approval process of any other, or result in losing approval of any approved, product candidate which could have a material adverse effect on Adicet’s business and prospects.

Adicet does not currently operate its own manufacturing facility, which would require significant resources and any failure to successful manufacture its products could adversely affect Adicet’s clinical trials and the commercial viability of Adicet’s product candidates.

Adicet may not be able to achieve clinical or commercial manufacturing and cell processing on its own or through its CMOs, including mass-producing off-the-shelf product to satisfy demands for any of Adicet’s product candidates. Very few companies have experience in manufacturing gamma delta T cell therapy derived from blood of healthy donors and gamma delta T cells require several complex manufacturing steps before being available as a mass-produced, off-the-shelf product. While Adicet believes its manufacturing and processing approaches are appropriate to support Adicet’s clinical product development, Adicet has limited experience in managing the allogeneic gamma delta T cell engineering process, and Adicet’s allogeneic processes may be more difficult or more expensive than the approaches taken by Adicet’s competitors. Adicet cannot be sure that the manufacturing processes employed by or on its behalf will result in T cells that will be safe and effective.

Adicet’s operations remain subject to review and oversight by the FDA and the FDA could object to Adicet’s use of any manufacturing facilities. Adicet must first receive approval from the FDA prior to licensure to manufacture Adicet’s product candidates, which Adicet may never obtain. Even if approved, Adicet would be subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with current good manufacturing practices (cGMPs) and other government regulations. Adicet’s license to manufacture product candidates will be subject to continued regulatory review.

Adicet’s cost of goods development is at an early stage. The actual cost to manufacture and process Adicet’s product candidates could be greater than Adicet expects and could materially and adversely affect the commercial viability of its product candidates.

The manufacture of biopharmaceutical products is complex and requires significant expertise, including the development of advanced manufacturing techniques and process controls. Manufacturers of cell therapy products often encounter difficulties in production, particularly in scaling out and validating initial production and ensuring the absence of contamination. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Furthermore, if contaminants are discovered in Adicet’s supply of product candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Adicet cannot assure you that any stability or other issues relating to the manufacture of Adicet’s product candidates will not occur in the future.

Adicet may fail to manage the logistics of storing and shipping Adicet’s product candidates. Storage failures and shipment delays and problems caused by Adicet, Adicet’s vendors or other factors not in Adicet’s control, such as weather, could result in loss of usable product or prevent or delay the delivery of product candidates to patients.

Adicet may also experience manufacturing difficulties due to resource constraints or as a result of labor disputes. If Adicet were to encounter any of these difficulties, Adicet’s ability to provide Adicet’s product candidates to patients would be jeopardized, which could have a material adverse effect on Adicet’s business, results of operations and prospects.

Adicet currently has no marketing and sales organization and as a company has no experience in marketing products. If Adicet is unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell Adicet’s product candidates, Adicet may not be able to generate product revenue.

Adicet currently has no sales, marketing or distribution capabilities and as a company has no experience in marketing products. Adicet may develop a marketing organization and sales force, which will require significant capital expenditures, management resources and time. Adicet will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel.

If Adicet is unable or decides not to establish internal sales, marketing and distribution capabilities, Adicet will pursue collaborative arrangements regarding the sales and marketing of Adicet’s products; however, there can be no assurance that Adicet will be able to establish or maintain such collaborative arrangements, or if Adicet is able to do so, that it will have effective sales forces. Any revenue Adicet receives will depend upon the efforts of such third parties, which may not be successful. Adicet may have little or no control over the marketing and sales efforts of such third parties and Adicet’s revenue from product sales may be lower than if Adicet had commercialized Adicet’s product candidates themselves. Adicet also faces competition in its search for third parties to assist it with the sales and marketing efforts of Adicet’s product candidates.

There can be no assurance that Adicet will be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any product that receives regulatory approval in the United States or overseas. If Adicet is unable to successfully market and distribute its products, Adicet’s business, results of operations and prospects could be materially adversely effected.

A variety of risks associated with conducting research and clinical trials abroad and marketing Adicet’s product candidates internationally could materially adversely affect Adicet’s business.

Adicet plans to globally develop its product candidates. Accordingly, Adicet expects that it will be subject to additional risks related to operating in foreign countries, including:

•	differing regulatory requirements in foreign countries;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•	increased difficulties in managing the logistics and transportation of storing and shipping product candidates produced in the United States and shipping the product candidate to the patient abroad;

•	import and export requirements and restrictions;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	differing payor reimbursement regimes, governmental payors or patient self-pay systems, and price controls;

•	potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;

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challenges enforcing Adicet’s contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with Adicet’s potential international operations may materially adversely affect Adicet’s ability to attain or maintain profitable operations, which could have a material adverse effect on Adicet’s business and results of operations.

Adicet faces significant competition from other biotechnology and pharmaceutical companies, and Adicet’s operating results will suffer if Adicet fails to compete effectively.

The biopharmaceutical industry, and the immuno-oncology industry specifically, is characterized by intense competition and rapid innovation. Adicet’s competitors may be able to develop other compounds or drugs that are able to achieve similar or better results. Adicet’s potential competitors include major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies and universities and other research institutions. Many of Adicet’s competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations and well-established sales forces. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies.

Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in its competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Adicet’s competitors, either alone or with collaborative partners, may succeed in developing, acquiring or licensing on an exclusive basis drug or biologic products that are more effective, safer, more easily commercialized or less costly than Adicet’s product candidates or may develop proprietary technologies or secure patent protection that Adicet may need for the development of Adicet’s technologies and products.

Specifically, engineered T cells face significant competition in both the CAR and TCR technology space from multiple companies. Even if Adicet obtains regulatory approval of Adicet’s product candidates, the availability and price of Adicet’s competitors’ products could limit the demand and the price Adicet is able to charge for Adicet’s product candidates. Adicet may not be able to implement its business plan if the acceptance of its product candidates is affected by price competition or the reluctance of physicians to switch from existing methods of treatment to Adicet’s product candidates, or if physicians switch to other new drug or biologic products or choose to reserve Adicet’s product candidates for use in limited circumstances.

Adicet is highly dependent on Adicet’s key personnel, and if Adicet is not successful in attracting and retaining highly qualified personnel, Adicet may not be able to successfully implement its business strategy.

Adicet’s ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon its ability to attract and retain highly qualified managerial, scientific and medical personnel. Adicet is highly dependent on Adicet’s management, scientific and medical personnel. The loss of the services of any of Adicet’s executive officers, other key employees, and other scientific and medical advisors, and its inability to find suitable replacements could result in delays in product development and harm Adicet’s business.

Adicet conducts substantially all of its operations at its facilities in the San Francisco Bay Area. This region is headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel in this market is intense and may limit Adicet’s ability to hire and retain highly qualified personnel on acceptable terms or at all.

To induce valuable employees to remain at the company, in addition to salary and cash incentives, Adicet has provided stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by fluctuations in Adicet’s stock price that are beyond Adicet’s control and may at any time be insufficient to counteract more lucrative offers from other companies. Despite Adicet’s efforts to retain valuable employees, members of Adicet’s management, scientific and development teams may terminate their employment with Adicet on short notice. Although Adicet has employment agreements with its key employees, these employment agreements provide for at-will employment, which means that any of Adicet’s employees could leave Adicet’s employment at any time, with or without notice. Adicet does not maintain “key person” insurance policies on the lives of these individuals or the lives of any of Adicet’s other employees. Adicet’s success also depends on Adicet’s ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.

Adicet has grown rapidly and will need to continue to grow the size of its organization, and it may experience difficulties in managing this growth.

As Adicet’s development and commercialization plans and strategies develop, and as Adicet transitions into operating as a public company, Adicet has rapidly expanded its employee base and expects to continue to add managerial, operational, sales, research and development, marketing, financial and other personnel. Current and future growth imposes significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining and motivating additional employees;

•

managing Adicet’s internal development efforts effectively, including the clinical and FDA review process for Adicet’s product candidates, while complying with Adicet’s contractual obligations to contractors and other third parties; and

•	improving Adicet’s operational, financial and management controls, reporting systems and procedures.

Adicet’s future financial performance and its ability to commercialize Adicet’s product candidates will depend, in part, on its ability to effectively manage its growth, and Adicet’s management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

Adicet currently relies, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants, which expire after a certain period of time, to provide certain services, including certain research and development as well as general and administrative support. There can be no assurance that the services of independent organizations, advisors and consultants will continue to be available to Adicet on a timely basis when needed, or that Adicet can find qualified replacements. In addition, if Adicet is unable to effectively manage Adicet’s outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, Adicet’s clinical trials may be extended, delayed or terminated, and Adicet may not be able to obtain regulatory approval of its product candidates or otherwise advance its business. There can be no assurance that Adicet will be able to manage Adicet’s existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If Adicet is not able to effectively expand its organization by hiring new employees and expanding Adicet’s groups of consultants and contractors, Adicet may not be able to successfully implement the tasks necessary to further develop and commercialize Adicet’s product candidates and, accordingly, may not achieve its research, development and commercialization goals, which could have a material adverse effect on Adicet’s business, results of operations and prospects.

Adicet may form or seek strategic alliances or enter into additional licensing arrangements in the future, and Adicet may not realize the benefits of such alliances or licensing arrangements.

Adicet may form or seek strategic alliances, create joint ventures or collaborations or enter into additional licensing arrangements with third parties that Adicet believes will complement or augment Adicet development and commercialization efforts with respect to Adicet’s product candidates and any future product candidates that Adicet may develop. Any of these relationships may require Adicet to incur non-recurring and other charges, increase its near and long-term expenditures, issue securities that dilute Adicet’s existing stockholders or disrupt its management and business. In addition, Adicet faces significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, Adicet may not be successful in its efforts to establish a strategic partnership or other alternative arrangements for Adicet’s product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view Adicet’s product candidates as having the requisite potential to demonstrate safety and efficacy. Any delays in entering into new strategic partnership agreements related to Adicet’s product candidates could delay the development and commercialization of Adicet’s product candidates in certain geographies for certain indications, which would harm Adicet’s business prospects, financial condition and results of operations.

If Adicet licenses products or businesses, Adicet may not be able to realize the benefit of such transactions if Adicet is unable to successfully integrate them with Adicet’s existing operations and company culture. For instance, Adicet’s Exclusive License and Collaboration Agreement with Regeneron requires significant research and development commitments that may not result in the development and commercialization of product candidates. Adicet cannot be certain that, following a strategic transaction or license, Adicet will achieve the results, revenue or specific net income that justifies such transaction, which could have a material adverse effect on Adicet’s business and results of operations.

Adicet will need substantial additional financing to develop Adicet’s products and implement Adicet’s operating plans. If Adicet fails to obtain additional financing, Adicet may be unable to complete the development and commercialization of Adicet’s product candidates.

Adicet expects to spend a substantial amount of capital in the clinical development of Adicet’s product candidates, including the planned clinical trials for ADI-001 and ADI-002. Adicet will need substantial additional financing to develop Adicet’s products and implement Adicet’s operating plans. In particular, Adicet will require substantial additional financing to enable commercial production of Adicet’s products and initiate and complete registration trials for multiple products. Further, if approved, Adicet will require significant additional amounts in order to launch and commercialize Adicet’s product candidates.

Adicet believes that its cash, cash equivalents and marketable debt securities will not be sufficient for Adicet to continue as a going concern for at least one year from the issuance date of the accompanying consolidated financial statements. However with funding that Adicet expects to receive under its existing collaborations, together with the existing cash, cash equivalents and investments of resTORbio, assuming the successful completion of the merger, Adicet expects it will be able to fund its operating expenses and capital expenditure requirements through at least December 31, 2021. However, changing circumstances may cause it to consume capital significantly faster than Adicet currently anticipates, and Adicet may need to spend more money than currently expected because of circumstances beyond its control. Adicet may require additional capital for the further development and commercialization of its product candidates, including funding Adicet internal manufacturing capabilities and may need to raise additional funds sooner if Adicet chooses to expand more rapidly than Adicet presently anticipates.

Adicet cannot be certain that additional funding will be available on acceptable terms, or at all. Other than the funding agreement and its loan agreement with Pacific Western Bank, Adicet has no committed source of additional capital and if it is unable to raise additional capital in sufficient amounts or on terms acceptable to it, Adicet may have to significantly delay, scale back or discontinue the development or commercialization of Adicet’s product candidates or other research and development initiatives. Adicet’s license agreements may also be terminated if Adicet is unable to meet the payment obligations under the agreements. Adicet could be required to seek collaborators for Adicet’s product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms Adicet’s rights to Adicet’s product candidates in markets where Adicet otherwise would seek to pursue development or commercialization themselves. Additionally, Adicet may not be able to incur indebtedness if the ongoing macroeconomic effects of the COVID-19 pandemic, including certain actions taken by U.S. or other governmental authorities, such as decreases in short-term interest rates as announced by the Federal Reserve, cause the closure of banks for an extended period of time or a sudden increase in requests for indebtedness at one time by many potential borrowers, either or both of which could overwhelm the banking industry.

Any of the above events could significantly harm Adicet’s business, prospects, financial condition and results of operations and cause the price of the combined company’s common stock to decline.

Business disruptions could seriously harm Adicet’s future revenue and financial condition and increase Adicet’s costs and expenses.

Adicet’s operations, and those of Adicet’s CMO, CROs and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics, such as the COVID-19 pandemic, and other natural or man-made disasters or business interruptions. The occurrence of any of these business disruptions could seriously harm Adicet’s operations and financial condition and increase its costs and expenses.

Adicet’s ability to manufacture Adicet’s product candidates could be disrupted if Adicet’s operations or those of Adicet’s suppliers are affected by a man-made or natural disaster or other business interruption. Adicet’s corporate headquarters are located in California near major earthquake faults and fire zones. The ultimate impact on Adicet, its significant suppliers and its general infrastructure of being located near major earthquake faults and fire zones and being consolidated in certain geographical areas is unknown, but Adicet’s operations and financial condition could suffer in the event of a major earthquake, fire or other natural disaster.

A pandemic, epidemic or outbreak of an infectious disease, such as COVID-19, may materially and adversely affect Adicet’s business and operations.

Adicet’s business, financial position, results of operations or cash flows may be affected by the ongoing global COVID-19 pandemic and the resulting volatility and uncertainty it has caused, and is likely to continue to cause, in the U.S. and international markets, including as a result of prolonged economic downturn or recession. On March 11, 2020, the World Health Organization declared the recent outbreak of COVID-19 a pandemic. As a result, national, state and local authorities have recommended social distancing and imposed or are considering quarantine, shelter-in-place, curfew and similar isolation measures, including government orders and other restrictions on the conduct of business operations, which has resulted in significant unemployment levels, decreased productivity, decreases in certain non-COVID-19 healthcare activities and healthcare utilization. Such measures have had, and are likely to continue to have, adverse impacts on the U.S. economy of uncertain severity and duration and may negatively impact Adicet’s operations and those of third parties on which Adicet relies, including by causing disruptions in the supply of its product candidates and the conduct of current and future clinical trials. In addition, the COVID-19 pandemic may affect the operations of the FDA and other health authorities, which could result in delays of reviews and approvals, including with respect to Adicet’s product candidates. The evolving COVID-19 pandemic is also likely to directly or indirectly impact the pace of enrollment in Adicet’s future clinical trials as patients may avoid or may not be able to travel to healthcare facilities and physicians’ offices unless due to a health emergency, and clinical trial sites may be less willing to enroll patients in clinical trials that may compromise a person’s immune system. Such facilities and offices may also be required to focus limited resources on non-clinical trial matters, including treatment of COVID-19 patients, and may not be available, in whole or in part, for clinical trial services related to ADI-001 or ADI-002 or Adicet’s other product candidates. Additionally, while the potential economic impact brought by, and the duration of the COVID-19 pandemic is difficult to assess or predict, the impact of the COVID-19 pandemic on the global financial markets may reduce Adicet’s ability to access capital, which could negatively impact Adicet’s short-term and long-term liquidity. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change. Due to the uncertain and rapidly evolving nature of current conditions in the United States and around the world, Adicet cannot reasonably estimate the length or severity of the COVID-19 pandemic or the related response, including the length of time it may take for normal economic and operating conditions to resume. Adicet does not yet know the full extent of potential delays or impacts on its business, financing or clinical trial activities or on healthcare systems or the global economy as a whole. However, any of the foregoing risks, or other unforeseen risks related to the COVID-19 pandemic, could have a material impact on Adicet’s liquidity, capital resources, operations and business and those of the third parties on which it relies.

Inadequate funding for the FDA and other government agencies, or disruptions in their staffing levels related to the COVID-19 global pandemic, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the approval of Adicet’s product candidates rely, which would negatively impact its business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, adequate staffing, furloughs, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies on which its operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect Adicet’s business. For example, over the last several years, including beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process its regulatory submissions, which could have a material adverse effect on Adicet’s business, including Adicet’s ability to access the public markets and obtain necessary capital in order to properly capitalize and continue its operations.

Adicet’s relationships with customers, physicians including clinical investigators, clinical research organizations and third-party payors are subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, health information privacy and security laws, transparency laws, government price reporting and other healthcare laws and regulations. If Adicet or Adicet’s employees, independent contractors, consultants, commercial partners, vendors, or other agents violate these laws, Adicet could face substantial penalties.

These laws may impact, among other things, Adicet’s clinical research program, as well as Adicet’s proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services is subject to extensive laws and regulations designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive and other business arrangements. Adicet may also be subject to federal, state and foreign laws governing the privacy and security of identifiable patient information. The U.S. healthcare laws and regulations that may affect Adicet’s ability to operate include, but are not limited to:

•

the federal Anti-Kickback Statute, which prohibits, among other things, any person or entity from knowingly and willfully, offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, the purchasing, leasing, ordering or arranging for the purchase, lease, or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that may be alleged to be intended to induce prescribing, purchases or recommendations, include any payments of more than fair market value, and may be subject to scrutiny if they do not qualify for an exception or safe harbor. In addition, a person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act and the civil monetary penalties statute;

•

federal civil and criminal false claims laws and civil monetary penalty laws, including the federal civil False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other federal government programs that are false or fraudulent or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government, including federal healthcare programs;

•

the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by any trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH) and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information;

•

the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the United States Department of Health and Human Services’ Centers for Medicare & Medicaid Services (CMS) information related to payments or other transfers of value made to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

Additionally, Adicet may be subject to analogous state and foreign healthcare laws described above, among others, some of which may be broader in scope. For example, Adicet may be subject to the following: state anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers, or that apply regardless of payor; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state and local laws requiring the registration of pharmaceutical sales and medical representatives; and state and foreign laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. Furthermore, Adicet is subject to General Data Protection Regulation (GDPR) and other ex-US protections, as discussed further below.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of Adicet’s business activities, or Adicet’s arrangements with physicians, could be subject to challenge under one or more of such laws. If Adicet or Adicet’s employees, independent contractors, consultants, commercial partners and vendors violate these laws, Adicet may be subject to investigations, enforcement actions and/or significant penalties.

Adicet has adopted or will have adopted after the merger, a code of business conduct and ethics, but it is not always possible to identify and deter employee misconduct or business noncompliance, and the precautions Adicet takes to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting Adicet from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Efforts to ensure that Adicet’s business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that Adicet’s business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against Adicet, and Adicet is not successful in defending themselves or asserting its rights, those actions could have a significant impact on its business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and/or oversight if Adicet becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and curtailment of Adicet operations, any of which could adversely affect Adicet’s ability to operate its business and its results of operations. In addition, the approval and commercialization of any of Adicet’s product candidates outside the United States will also likely subject Adicet to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

Data protection, privacy and similar laws restrict access, use, and disclosure of information, and failure to comply with or adapt to changes in these laws could materially and adversely harm Adicet’s business.

Adicet is subject to federal and state data privacy and security laws and regulations and Laws and expectations relating to privacy continue to evolve. Changes in these laws may limit Adicet’s data access, use, and disclosure, and may require increased expenditures. In addition, data protection, privacy and similar laws protect more than patient information and, although they vary by jurisdiction, these laws can extend to employee information, business contact information, provider information, and other information relating to identifiable individuals. For example, the California Consumer Privacy Act requires covered businesses to, among other things, provide disclosures to California consumers regarding the collection, use and disclosure of such consumers’ personal information and afford such consumers new rights with respect to their personal information, including the right to opt out of certain sales of personal information. Adicet believes that further increased regulation in additional jurisdictions is likely in the area of data privacy. Any of the foregoing may have a material adverse effect on Adicet’s ability to provide services to patients and, in turn, Adicet’s results of operations

The collection and use of personal data in the European Union (EU) are governed by the General Data Protection Regulation (GDPR). The GDPR imposes stringent requirements for controllers and processors of personal data, including, for example, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to special categories of data, such as health data, and additional obligations when Adicet contract with third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to the United States and other third countries. In addition, the GDPR provides that EU member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric or health data.

The GDPR applies extraterritorially, and Adicet may be subject to the GDPR because of Adicet’s data processing activities that involve the personal data of individuals located in the European Union, such as in connection with Adicet’s EU clinical trials. Failure to comply with the requirements of the GDPR and the applicable national data protection laws of the EU member states may result in fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. GDPR regulations may impose additional responsibility and liability in relation to the personal data that Adicet processes and Adicet may be required to put in place additional mechanisms to ensure compliance with the new data protection rules. This may be onerous and may interrupt or delay Adicet’s development activities, and adversely affect Adicet’s business, financial condition, results of operations and prospects.

Data protection, privacy and similar laws protect more than patient information and, although they vary by jurisdiction, these laws can extend to employee information, business contact information, provider information, and other information relating to identifiable individuals. Failure to comply with these laws may result in, among other things, civil and criminal liability, negative publicity, damage to Adicet’s reputation, and liability under contractual provisions. In addition, compliance with such laws may require increased costs to Adicet or may dictate that Adicet not offer certain types of services in the future.

If product liability lawsuits are brought against Adicet, Adicet may incur substantial liabilities and may be required to limit commercialization of Adicet’s product candidates.

Adicet faces an inherent risk of product liability as a result of the future clinical testing of Adicet’s product candidates and will face an even greater risk if Adicet commercializes any products. For example, Adicet may be sued if Adicet’s product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If Adicet cannot successfully defend themselves against product liability claims, Adicet may incur substantial liabilities or be required to limit commercialization of Adicet’s product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for Adicet’s product candidates;

•	injury to Adicet’s reputation;

•	withdrawal of clinical trial participants;

•	initiation of investigations by regulators;

•	costs to defend the related litigation;

•	a diversion of management’s time and Adicet’s resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	exhaustion of any available insurance and Adicet’s capital resources; and

•	the inability to commercialize any product candidate.

Adicet’s inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products Adicet develop, alone or with corporate collaborators. Adicet’s insurance policies may also have various exclusions, and Adicet may be subject to a product liability claim for which Adicet has no coverage. Assuming Adicet obtains clinical trial insurance for its clinical trials, Adicet may have to pay amounts awarded by a court or negotiated in a settlement that exceed Adicet’s coverage limitations or that are not covered by its insurance, and Adicet may not have, or be able to obtain, sufficient capital to pay such amounts. Even if Adicet’s agreements with any future corporate collaborators entitle it to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Unstable market and economic conditions may have serious adverse consequences on Adicet’s business, financial condition and stock price.

The global credit and financial markets have experienced extreme volatility and disruptions in the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. Adicet believes that the state of global economic conditions are particularly volatile and uncertain, not only in light of the COVID-19 pandemic and the potential global recession resulting therefrom, but also due to recent and expected shifts in political, legislative and regulatory conditions concerning, among other matters, international trade and taxation, and that an uneven recovery or a renewed global downturn may negatively impact Adicet’s ability to conduct clinical trials on the scale and timelines anticipated. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Adicet’s general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make obtaining any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on Adicet’s growth strategy, financial performance and stock price and could require Adicet to delay or abandon clinical development plans. In addition, there is a risk that one or more of Adicet’s current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect Adicet’s ability to attain Adicet’s operating goals on schedule and on budget. To the extent that Adicet’s profitability and strategies are negatively affected by downturns or volatility in general economic conditions, Adicet’s business and results of operations may be materially adversely affected.

Legal, regulatory, political and economic uncertainty surrounding the exit of the U.K. from the European Union may be a source of instability in international markets, create significant currency fluctuations, adversely affect operations in the U.K. and pose additional risks to Adicet’s business.

Following the result of a referendum in 2016, the U.K. left the EU on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the U.K. and the EU, the U.K. will be subject to a transition period until December 31, 2020 (Transition Period), during which EU rules will continue to apply. Negotiations between the U.K. and the EU are expected to continue in relation to the customs and trading relationship between the U.K. and the EU following the expiry of the Transition Period. Such a withdrawal from the EU is unprecedented, and it is unclear how the U.K’s access to the European single market for goods, capital, services and labor within the EU, or single market, and the wider commercial, legal and regulatory environment, will impact its business.

The uncertainty concerning the U.K’s legal, regulatory, political and economic relationship with the EU after the Transition Period may be a source of instability in the international markets, create significant currency fluctuations, and/or otherwise adversely affect trading agreements or similar cross-border co-operation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise). It could also lead to a period of considerable uncertainty in relation to the regulatory process for drug development and approval in Europe, and make it more costly or difficult to advance Adicet’s product candidates in the EU and U.K.

Adicet’s ability to use net operating losses and research and development credits to offset future taxable income may be subject to certain limitations as a result of the merger.

As of December 31, 2019, Adicet had federal net operating loss carryforwards of $39.0 million, all of which can be carried forward indefinitely. As of December 31, 2019, Adicet had state net operating loss carryforwards of $4.9 million, which begin to expire in various amounts in 2035. A portion of these net operating loss carryforwards could expire unused and be unavailable to offset future income tax liabilities. In addition, in general, under Sections 382 and 383 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses or tax credits, or NOLs or credits, to offset future taxable income or taxes. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a specified testing period. Adicet has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to the significant complexity and cost associated with such a study. If the Company has experienced a change of control, as defined by Section 382, at any time since inception, utilization of the net operating loss carryforwards or research and development tax credit carryforwards would be subject to an annual limitation under Section 382, which is determined by first multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization. In addition, the merger, if consummated, may constitute an ownership change under Sections 382 and 383 of the Code. Adicet’s NOLs or credits may also be impaired under state law. Accordingly, Adicet may not be able to utilize a material portion of Adicet’s NOLs or credits.

The ability of the combined company to utilize Adicet’s NOLs or credits following the merger is conditioned upon the combined company attaining profitability and generating U.S. federal and state taxable income. As described above under the sections entitled “Risk Factors—Risk Factors-Risks Related to resTORbio’s Financial Position and Need for Capital” and “Risk Factors—Risks Related to Adicet’s Business and Industry” on pages 36 and 100, respectively, of this proxy statement/prospectus/information statement, each of resTORbio and Adicet has incurred significant net losses since inception and it is anticipated that each will continue to incur significant losses for the foreseeable future; and therefore, resTORbio does not know whether or when the combined company will generate the U.S. federal or state taxable income necessary to utilize Adicet’s NOL or credit carryforwards that may be or may become subject to limitation by Sections 382 and 383 of the Code.

Raising funds through lending arrangements may restrict Adicet’s operations or produce other adverse results.

On April 28, 2020, Adicet entered into a Loan and Security Agreement with Pacific Western Bank for a term loan not exceeding $12.0 million (as amended, referred to as the “Loan Agreement”) to finance leasehold improvements for its new corporate headquarters in Redwood City, California and other purposes permitted under the Loan Agreement, with an interest rate equal to the greater of 0.25% above the Prime Rate (as defined in the Loan Agreement) or 5.00%. The Loan Agreement granted to Pacific Western Bank a security interest on substantially all of Adicet’s assets other than intellectual property to secure the performance of Adicet’s obligations under the Loan Agreement, and contains a variety of affirmative and negative covenants, including required financial reporting, limitations on certain dispositions of assets or distributions, limitations on the incurrence of additional debt or liens and other customary requirements.

In connection with the entrance into the Loan Agreement, Adicet issued Pacific Western Bank a warrant to purchase shares of its Series B redeemable convertible preferred stock (described below) at an exercise price of $1.4034 per share (referred to as the “Existing PacWest Warrant”) which was later assigned to an affiliate of Pacific Western Bank. The Existing PacWest Warrant is initially exercisable for 42,753 shares of Adicet’s Series B redeemable convertible preferred stock and shall be exercisable for an additional number of shares of its Series B redeemable convertible preferred stock equal to 1.00% of the aggregate original principal amount of all term loans made pursuant to the Loan Agreement (up to an aggregate maximum of 128,259 shares). Pursuant to the terms of the Existing PacWest Warrant and the merger agreement, at the effective time of the merger, resTORbio will issue a new warrant to the holder of the Existing PacWest Warrant (referred to as the “New PacWest Warrant”) which will replace the Existing PacWest Warrant. The New PacWest Warrant will be exercisable solely for shares of resTORbio common stock and the number of shares of resTORbio common stock subject to the warrant shall be determined by multiplying (x) the number of shares of Adicet capital stock that were subject to the Existing PacWest Warrant (on an as-converted basis with respect to shares of Adicet preferred stock), as in effect immediately prior to the effective time of the merger, by (y) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of resTORbio common stock. The per share exercise price for the resTORbio common stock issuable upon exercise of the New PacWest Warrant shall be determined by dividing (x) the exercise price per share of Adicet capital stock subject to the Existing PacWest Warrant (on an asconverted basis), as in effect immediately prior to the effective time of the merger, by (y) the exchange ratio, and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise set forth in the Existing PacWest Warrant shall continue in full force and effect in the New PacWest Warrant and the term, exercisability, vesting schedule and other provisions of the Existing PacWest warrant shall otherwise remain unchanged in the New PacWest Warrant.

Adicet’s failure to comply with the covenants in the Loan Agreement, the occurrence of a material impairment in its operations, business or financial condition, its ability to repay the loan, or in the value, perfection or priority of Pacific Western Bank’s lien on Adicet’s assets, as determined by Pacific Western Bank, or the occurrence of certain other specified events could result in an event of default that, if not cured or waived, could result in the acceleration of all or a substantial portion of its debt, potential foreclosure on its assets and other adverse results. Additionally, Adicet is bound by certain negative covenants setting forth actions that are not permitted to be taken during the term of the Loan Agreement without consent of Pacific Western Bank, including, without limitation, incurring certain additional indebtedness, making certain asset dispositions or distributions, entering into certain mergers, acquisitions or other business combination transactions or incurring any non-permitted lien or other encumbrance on its assets. Pursuant to the terms of the Loan Agreement, Pacific Western Bank has consented in principle to the consummation of the merger as a Permitted Transaction (as defined in the Loan Agreement) subject to certain conditions, including: (i) that the merger is consummated in accordance with the merger agreement (unless otherwise approved by Pacific Western Bank in writing), (ii) Adicet providing copies of all material transaction documents to Pacific Western Bank, (iii) Adicet providing any diligence materials reasonably requested by Pacific Western Bank, (iv) resTORbio entering into a secured guaranty agreement in form and substance satisfactory to Pacific Western Bank and granting Pacific Western Bank a security interest in substantially all of its assets other than its intellectual property and (v) resTORbio issuing the New PacWest Warrant to the holder of the Existing PacWest Warrant pursuant to the terms of the merger agreement and the Existing PacWest Warrant. The foregoing prohibitions and constraints on its operations could result in Adicet’s inability to: (a) acquire promising intellectual property or other assets on desired timelines or terms; (b) reduce costs by disposing of assets or business segments no longer deemed advantageous to retain; (c) stimulate further corporate growth or development through the assumption of additional debt; or (d) enter into other arrangements that necessitate the imposition of a lien on corporate assets. Moreover, if the conditions set forth in the consent provided by Pacific Western Bank are not satisfied, Adicet would effectively need to terminate the Loan Agreement and repay any outstanding loan funds or refinance the facility with another lender. As of the date of this proxy statement/prospectus/information statement, no amounts have been drawn under the Loan Agreement.

Adicet’s internal computer systems, or those used by Adicet’s CROs or other contractors or consultants, may fail or suffer security breaches.

Adicet’s internal computer systems and the systems of Adicet’s CROs, contractors and consultants are vulnerable to damage from computer viruses and unauthorized access. Additionally, as a result of the ongoing COVID-19 pandemic, Adicet has transitioned certain of its workforce to a remote working model. As Adicet’s employees and Adicet’s business partners’ employees work from home and access Adicet’s systems remotely, Adicet may be subject to heightened security and privacy risks, including the risks of cyberattacks and privacy incidents. While Adicet has not experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in Adicet’s operations, it could result in a material disruption of Adicet’s development programs and Adicet’s business operations. For example, the loss of clinical trial data from future clinical trials could result in delays in Adicet’s regulatory approval efforts and significantly increase Adicet’s costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, Adicet’s data or applications, or inappropriate disclosure of confidential or proprietary information, Adicet could incur liability and the further development and commercialization of Adicet’s product candidates could be delayed.

Adicet may not realize the benefits of acquired assets or other strategic transactions.

Adicet actively evaluates various strategic transactions on an ongoing basis. Adicet may acquire other businesses, products or technologies as well as pursue joint ventures or investments in complementary businesses. The success of Adicet’s strategic transactions, and any future strategic transactions depends on the risks and uncertainties involved including:

•	unanticipated liabilities related to acquired companies or joint ventures;

•	difficulties integrating acquired personnel, technologies and operations into Adicet’s existing business;

•	retention of key employees;

•	diversion of management time and focus from operating its business to management of strategic alliances or joint ventures or acquisition integration challenges;

•	increases in Adicet’s expenses and reductions in Adicet’s cash available for operations and other uses;

•	disruption in Adicet’s relationships with collaborators or suppliers as a result of such a transaction; and

•	possible write-offs or impairment charges relating to acquired businesses or joint ventures.

If any of these risks or uncertainties occur, Adicet may not realize the anticipated benefit of any acquisition or strategic transaction. Additionally, foreign acquisitions and joint ventures are subject to additional risks, including those related to integration of operations across different cultures and languages, currency risks, potentially adverse tax consequences of overseas operations and the particular economic, political and regulatory risks associated with specific countries.

Future acquisitions or dispositions could result in potentially dilutive issuances of Adicet’s equity securities, the incurrence of debt, contingent liabilities or amortization expenses or write-offs of goodwill, any of which could have a material adverse effect on Adicet’s financial condition.

Adicet has identified material weaknesses in its internal control over financial reporting. Failure to achieve and maintain effective internal control over financial reporting could harm its business and negatively impact the value of its common stock.

Adicet has identified material weaknesses in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Adicet’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audit of Adicet’s financial statements as of and for the years ended December 31, 2019 and 2018, Adicet identified material weaknesses in its internal control over financial reporting. The material weaknesses Adicet identified were as follows: (i) Adicet did not design or maintain an effective control environment commensurate with its financial reporting requirements due to lack of a sufficient number of accounting professionals with the appropriate level of experience and training; (ii) Adicet did not design and maintain formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures, and monitoring controls maintained at the corporate level were not at a sufficient level of precision to provide for the appropriate level of oversight of activities related to Adicet’s internal control over financial reporting; (iii) Adicet did not design and maintain effective controls over segregation of duties with respect to the preparation and review of account reconciliations as well as creating and posting manual journal entries; and (iv) Adicet did not design and maintain formal accounting policies, processes and controls to analyze, account for and disclose complex transactions.

Additionally, each of the control deficiencies could result in a misstatement of Adicet’s accounts or disclosures that would result in a material misstatement of its annual or interim financial statements that would not be prevented or detected, and accordingly, Adicet determined that these control deficiencies constitute material weaknesses.

Risks Related to Adicet’s Reliance on Third Parties

If Adicet’s collaboration with Regeneron is terminated, or if Regeneron materially breaches its obligations thereunder, Adicet’s business, prospects, operating results, and financial condition would be materially harmed.

Adicet’s financial performance may be significantly affected by its Regeneron collaboration that it has entered into to develop next-generation engineered immune-cell therapeutics with fully human chimeric antigen receptors (referred to as “CARs”) and T-cell receptors (referred to as “TCRs”) directed to disease-specific cell surface antigens in order to enable the precise engagement and killing of tumor cells. Under Adicet’s agreement with Regeneron, Regeneron provided Adicet with an upfront payment of $25 million and additional payments for research funding and Adicet will collaborate with Regeneron to identify and validate targets and develop a pipeline of engineered immune-cell therapeutics for selected targets. Regeneron has the option to obtain development and commercial rights for a certain number of the product candidates developed by the parties, subject to an option payment for each product candidate. If Regeneron exercises its option on a given product candidate, Adicet then has an option to participate in the development and commercialization for such product. If Adicet does not exercise its option, Adicet will be entitled to royalties on any future sales of such products by Regeneron. In addition to developing CARs and TCRs for use in novel immune-cell therapies as part of the collaboration, Regeneron will have the right to use these CARs and TCRs in its other antibody programs outside of the collaboration. Regeneron will also be entitled to royalties on any future sales of products developed and commercialized by Adicet under the agreement. If Regeneron were to terminate its collaboration agreement with

Adicet, Adicet may not have the resources or skills to replace those of its collaborator, which could require Adicet to seek additional funding or another collaboration that might not be available on favorable terms or at all, and could cause significant delays in development and/or commercialization efforts and result in substantial additional costs to Adicet. Termination of such collaboration agreement or the loss of rights provided to Adicet under such agreement may create substantial new and additional risks to the successful development and commercialization of its products and could materially harm its financial condition and operating results.

Regeneron may change its strategic focus or pursue alternative technologies in a manner that results in reduced, delayed or no revenue to Adicet under the agreement. Regeneron has a variety of marketed products and product candidates either by itself or under collaboration with other companies, including some of Adicet’s competitors, and the corporate objectives of Regeneron may not be consistent with Adicet’s best interests. Regeneron may change its position regarding its participation and funding of Adicet and Regeneron joint activities, which may impact Adicet’s ability to successfully pursue the program.

Adicet’s existing and future collaborations will be important to its business. If Adicet is unable to maintain any of these collaborations, or if these collaborations are not successful, its business could be adversely affected.

Adicet has entered, and plans to enter, into collaborations with other companies, including its collaboration agreement with Regeneron, that Adicet believes can provide it with additional capabilities beneficial to its business. The collaboration with Regeneron provides Adicet with important technologies, expertise and funding for Adicet’s programs and technology, and Adicet expects to receive additional technologies, expertise and funding under this and other collaborations in the future. Adicet’s existing therapeutic collaborations, and any future collaborations it enters into, may pose a number of risks, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply;

•	collaborators may not perform their obligations as expected;

•	collaborators may dispute the amounts of payments owed;

•

collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs or license arrangements based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as a strategic transaction that may divert resources or create competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•

collaborators could develop independently, or with third parties, products that compete directly or indirectly with Adicet’s products and product candidates if the collaborators believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than Adicet’s;

•

product candidates discovered in collaboration with Adicet may be viewed by its collaborators as competitive with its own product candidates or products, which may cause collaborators to cease to devote resources to the development or commercialization of its product candidates;

•	collaborators may dispute ownership or rights in jointly developed technologies or intellectual property;

•	collaborators may fail to comply with applicable legal and regulatory requirements regarding the development, manufacture, sale, distribution or marketing of a product candidate or product;

•

collaborators with sales, marketing, manufacturing and distribution rights to one or more of Adicet’s product candidates that achieve regulatory approval may not commit sufficient resources to the sale, marketing, manufacturing and distribution of such product or products;

•

disagreements with collaborators, including disagreements over proprietary rights, contract interpretation, payment obligations or the preferred course of discovery, development, sales or marketing, might cause delays or terminations of the research, development or commercialization of product candidates, might lead to additional and burdensome responsibilities for Adicet with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•

collaborators may not properly maintain or defend their or Adicet’s relevant intellectual property rights or may use Adicet’s proprietary information in such a way as to invite litigation that could jeopardize or invalidate Adicet’s intellectual property or proprietary information or expose Adicet to potential litigation and liability;

•	collaborators may infringe the intellectual property rights of third parties, which may expose Adicet to litigation and potential liability;

•

if a collaborator of Adicet’s is involved in a business combination or cessation, the collaborator might deemphasize or terminate the development or commercialization of any product candidate licensed to it by Adicet; and

•

collaborations may be terminated by the collaborator, and, if terminated, Adicet could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates, or potentially lose access to the collaborator’s intellectual property.

If Adicet’s therapeutic collaborations do not result in the successful discovery, development and commercialization of products or if one of its collaborators terminates its agreement with Adicet, it may not receive any future research funding or milestone or royalty payments under the collaboration. If Adicet does not receive the funding it expects under these agreements, its development and commercialization of its technology and product candidates could be delayed and Adicet may need additional resources to develop product candidates and its technology. All of the risks relating to product discovery, development, regulatory approval and commercialization described in these risk factors also apply to the activities of Adicet’s therapeutic collaborators.

In addition to the Regeneron collaboration described above, for some of Adicet’s programs, it may in the future determine to collaborate with pharmaceutical and biotechnology companies for discovery, development and potential commercialization of therapeutic products. Adicet faces significant competition in seeking appropriate collaborators because, for example, third-parties also have rights to allogeneic T-cell technologies. For example, in April 2020, Johnson & Johnson entered into a collaboration agreement with Fate Therapeutics, a company that is also using allogeneic T-cell technologies, for up to four CAR NK and CAR-T cell therapies. Adicet’s ability to reach a definitive agreement for a collaboration will depend, among other things, upon its assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. If Adicet is unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, it may have to curtail discovery efforts or the development of a product candidate, reduce or delay its development program or one or more of its other development programs, delay its potential manufacture or commercialization, or reduce the scope of any sales or marketing activities, or increase its expenditures and undertake development or commercialization activities at its expense. If Adicet elects to fund and undertake discovery, development, manufacturing or commercialization activities on its own, it may need to obtain additional expertise and additional capital, which may not be available to it on acceptable terms or at all. If Adicet fails to enter into collaborations and does not have sufficient funds or expertise to undertake the necessary discovery, development, manufacturing and commercialization activities, it may not be able to further develop its product candidates, manufacture the product candidates, bring them to market or continue to develop its technology and Adicet’s business may be materially and adversely affected.

Adicet is subject to certain exclusivity obligations under its agreement with Regeneron.

During the five year period following the effective date of the Regeneron agreement, with certain limited exceptions, Adicet may not directly or indirectly research, develop, manufacture or commercialize a gamma delta immune cell therapeutic (referred to as an “ICP”), or grant a license to do the foregoing, except pursuant to the terms of the Regeneron agreement. Both parties also have obligations not to research, develop, manufacture or commercialize an ICP with the same target as one being developed under a research program or commercialized by a party (and royalty bearing under the agreement), for so long as such activities are occurring. These exclusivity obligations are limited to engineered gamma delta immune cells to targets reasonably considered to have therapeutic relevance in oncology. If Adicet’s collaboration with Regeneron is not successful, including any failure caused by the risks listed in the preceding paragraphs, and the agreement and research programs are not terminated, Adicet may not be able to enter into collaborations with other companies with respect to ICP’s and its business could be adversely affected.

As a result, Adicet’s ability to advance any gamma delta immune cell therapeutics outside of the scope of the research plan agreed on with Regeneron is limited through July 29, 2021. Adicet may have to forego business opportunities, and will also be limited in the gamma delta immune cell therapeutics it can advance on its own. The restrictions on internal development may also prevent Adicet from, outside of the scope of research conducted with Regeneron, improving its own technologies relating to gamma delta immune cells. These limitations could lead to delays in Adicet’s ability to discover and develop gamma delta immune cell therapeutics for targets not covered by the collaboration with Regeneron and loss of opportunities to obtain additional research funding and advance its own technologies separately from the Regeneron collaboration. If Adicet is delayed in its ability to advance its technologies, its business could be harmed.

Adicet relies and will continue to rely on third parties to conduct Adicet’s clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, Adicet may not be able to obtain regulatory approval of or commercialize Adicet’s product candidates.

Adicet depends and will continue to depend upon independent investigators and collaborators, such as universities, medical institutions, CROs and strategic partners to conduct Adicet’s preclinical and clinical trials under agreements with Adicet.

Adicet negotiates budgets and contracts with CROs and study sites, which may result in delays to Adicet’s development timelines and increased costs. Adicet will rely heavily on these third parties over the course of Adicet’s clinical trials, and Adicet controls only certain aspects of their activities. Nevertheless, Adicet is responsible for ensuring that each of its studies is conducted in accordance with applicable protocol, legal, regulatory and scientific standards, and its reliance on third parties does not relieve Adicet of its regulatory responsibilities. Adicet and these third parties are required to comply with GCPs, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If Adicet or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in Adicet’s clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require Adicet to perform additional clinical trials before approving Adicet’s marketing applications. Adicet cannot assure you that, upon inspection, such regulatory authorities will determine that any of Adicet’s clinical trials comply with the GCP regulations. In addition, Adicet’s clinical trials must be conducted with biologic product produced under cGMPs and will require a large number of test patients. Adicet’s failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require Adicet to repeat clinical trials, which would delay the regulatory approval process. Moreover, Adicet’s business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting Adicet’s clinical trials are and will not be Adicet’s employees and, except for remedies available to Adicet under its agreements with such third parties, Adicet cannot control whether or not they devote sufficient time and resources to Adicet’s ongoing preclinical, clinical and nonclinical programs. These third parties may also have relationships with other commercial entities, including Adicet’s competitors, for whom they may also be conducting clinical studies or other drug development activities, which could affect their performance on Adicet’s behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to Adicet’s clinical protocols or regulatory requirements or for other reasons, Adicet’s clinical trials may be extended, delayed or terminated and Adicet may not be able to complete development of, obtain regulatory approval of or successfully commercialize Adicet’s product candidates. As a result, Adicet’s financial results and the commercial prospects for Adicet’s product candidates would be harmed, Adicet’s costs could increase and Adicet’s ability to generate revenue could be delayed.

If any of Adicet’s relationships with trial sites, or any CRO that Adicet may use in the future, terminates, Adicet may not be able to enter into arrangements with alternative trial sites or CROs or do so on commercially reasonable terms. Switching or adding third parties to conduct Adicet’s clinical trials will involve substantial cost and require extensive management time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays occur, which can materially impact Adicet’s ability to meet its desired clinical development timelines.

Adicet may rely on third parties to manufacture Adicet’s clinical product supplies, and Adicet may have to rely on third parties to produce and process Adicet’s product candidates, if approved.

Adicet must currently rely on outside vendors to manufacture supplies and process Adicet’s product candidates. Adicet has not yet caused its product candidates to be manufactured or processed on a commercial scale and may not be able to achieve manufacturing and processing and may be unable to create an inventory of mass-produced, off-the-shelf product to satisfy demands for any of Adicet’s product candidates.

Adicet does not yet have sufficient information to reliably estimate the cost of the commercial manufacturing and processing of Adicet’s product candidates, and the actual cost to manufacture and process Adicet’s product candidates could materially and adversely affect the commercial viability of its product candidates. As a result, Adicet may never be able to develop a commercially viable product.

In addition, Adicet anticipates reliance on a limited number of third-party manufacturers exposes it to the following risks:

•

Adicet may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA may have questions regarding any replacement contractor. This may require new testing and regulatory interactions. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of Adicet’s products after receipt of FDA questions, if any.

•

Adicet’s third-party manufacturers might be unable to timely formulate and manufacture Adicet’s product or produce the quantity and quality required to meet Adicet’s clinical and commercial needs, if any.

•	Contract manufacturers may not be able to execute Adicet’s manufacturing procedures appropriately.

•

Adicet’s future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply Adicet’s clinical trials or to successfully produce, store and distribute Adicet’s products.

•

Manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the Drug Enforcement Administration and corresponding state agencies to ensure strict compliance with cGMP and other government regulations and corresponding foreign standards. Adicet does not have control over third-party manufacturers’ compliance with these regulations and standards.

•	Adicet may not own, or may have to share, the intellectual property rights to any improvements made by Adicet’s third-party manufacturers in the manufacturing process for Adicet’s products.

•	Adicet’s third-party manufacturers could breach or terminate their agreement(s) with Adicet.

Adicet’s contract manufacturers would also be subject to the same risks Adicet faces in developing its own manufacturing capabilities, as described above. Each of these risks could delay Adicet’s clinical trials, the approval, if any, of Adicet’s product candidates by the FDA or the commercialization of Adicet’s product candidates or result in higher costs or deprive Adicet of potential product revenue. In addition, Adicet will rely on third parties to perform release tests on Adicet’s product candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm.

Cell-based therapies rely on the availability of specialty raw materials, which may not be available to Adicet on acceptable terms or at all.

Adicet’s product candidates require many specialty raw materials, including viral vectors that deliver the targeting moiety (CAR) and other genes to the product candidate. Adicet currently manufactures through contract manufacturers, some of which are manufactured by companies with limited resources and experience to support a commercial product, and the suppliers may not be able to deliver raw materials to Adicet’s specifications. In addition, those suppliers normally support blood-based hospital businesses and generally do not have the capacity to support commercial products manufactured under cGMP by biopharmaceutical firms. The suppliers may be ill-equipped to support Adicet’s needs, especially in non-routine circumstances like an FDA inspection or medical crisis, such as widespread contamination. Adicet also does not have contracts with many of these suppliers, and Adicet may not be able to contract with them on acceptable terms or at all. Accordingly, Adicet may experience delays in receiving key raw materials to support clinical or commercial manufacturing.

In addition, some raw materials utilized in the manufacture of Adicet’s candidates are currently available from a single supplier, or a small number of suppliers. Adicet cannot be sure that these suppliers will remain in business or that they will not be purchased by one of Adicet’s competitors or another company that is not interested in continuing to produce these materials for Adicet’s intended purpose. In addition, the lead time needed to establish a relationship with a new supplier can be lengthy, and Adicet may experience delays in meeting demand in the event Adicet must switch to a new supplier. The time and effort to qualify a new supplier could result in additional costs, diversion of resources or reduced manufacturing yields, any of which would negatively impact Adicet’s operating results. Further, Adicet may be unable to enter into agreements with a new supplier on commercially reasonable terms, which could have a material adverse impact on Adicet’s business.

If Adicet or Adicet’s third-party suppliers use hazardous, non-hazardous, biological or other materials in a manner that causes injury or violates applicable law, Adicet may be liable for damages.

Adicet’s research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials. Adicet and its suppliers are subject to federal, state and local laws and regulations in the United States governing the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although Adicet believes that its and its suppliers’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, Adicet and its suppliers cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, Adicet may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt Adicet’s business operations. In the event of an accident, Adicet could be held liable for damages or penalized with fines, and the liability could exceed Adicet’s resources. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair Adicet’s research, development and production efforts, which could harm Adicet’s business, prospects, financial condition or results of operations.

Risks Related to Government Regulation

The FDA regulatory approval process is lengthy and time-consuming, and Adicet may experience significant delays in the clinical development and regulatory approval of Adicet’s product candidates.

The research, testing, manufacturing, labeling, approval, selling, import, export, marketing, and distribution of drug products, including biologics, are subject to extensive regulation by the FDA and other regulatory authorities in the United States. Adicet is not permitted to market any biological drug product in the United States until it receives approval of a biologics license application (referred to as a “BLA”) from the FDA. Adicet has not previously submitted a BLA to the FDA, or similar approval filings to comparable foreign authorities. A BLA must include extensive preclinical and clinical data and sufficient supporting information to establish the product candidate’s safety and effectiveness for each desired indication. The BLA must also include significant information regarding the chemistry, manufacturing and controls for the product.

Adicet expects the novel nature of Adicet’s product candidates to create further challenges in obtaining regulatory approval. For example, the FDA has limited experience with commercial development of allogeneic T cell therapies for cancer. Adicet may also request regulatory approval of future product candidates by target, regardless of cancer type or origin, which the FDA may have difficulty accepting if Adicet’s clinical trials only involved cancers of certain origins. The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support licensure. The opinion of the Advisory Committee, although not binding, may have a significant impact on Adicet’s ability to obtain licensure of the product candidates based on the completed clinical trials, as the FDA often adheres to the Advisory Committee’s recommendations. Accordingly, the regulatory approval pathway for Adicet’s product candidates may be uncertain, complex, expensive and lengthy, and approval may not be obtained.

Adicet may also experience delays in obtaining regulatory approvals, including but not limited to:

•	obtaining regulatory authorization to begin a trial, if applicable;

•	redesigning its study protocols and need to conduct additional studies as may be required by a regulator;

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governmental or regulatory delays and changes in regulation or policy relating to the development and commercialization of its product candidate by the FDA or other comparable foreign regulatory authorities;

•	the outcome, timing and cost of meeting regulatory requirements established by the FDA, and other comparable foreign regulatory authorities;

•	the availability of financial resources to commence and complete the planned trials;

•	negotiating the terms of any collaboration agreements Adicet may choose to initiate or conclude;

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reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	failure of third-party contractors, such as CROs, or investigators to comply with regulatory requirements, including good clinical practice standards (GCPs);

•	clinical sites deviating from trial protocol or dropping out of a trial;

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delay or failure in obtaining the necessary approvals from regulators or institutional review boards, or IRBs, in order to commence a clinical trial at a prospective trial site, or their suspension or termination of a clinical trial once commenced;

•	Inability to recruit and enroll suitable patients to participate in a trial;

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having patients complete a trial, including having patients enrolled in clinical trials dropping out of the trial before the product candidate is manufactured and returned to the site, or return for post-treatment follow-up;

•	difficulty in having patients complete a trial or return for post-treatment follow-up;

•	clinical trial sites deviating from trial protocol or dropping out of a trial;

•	addressing any patient safety concerns that arise during the course of a trial;

•	inability to add new clinical trial sites; or

•	varying interpretations of the data generated from its preclinical or clinical trials;

•	the cost of defending intellectual property disputes, including patent infringement actions brought by third parties;

•	the effect of competing technological and market developments;

•	the cost and timing of establishing, expanding and scaling manufacturing capabilities;

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inability to manufacture, or obtain from third parties, sufficient quantities of qualified materials under Current Good Manufacturing Practice standards (cGMPs), for the completion in pre-clinical and clinical studies;

•	problems with biopharmaceutical product candidate storage, stability and distribution resulting in global supply chain disruptions;

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the cost of establishing sales, marketing and distribution capabilities for any product candidate for which Adicet may receive regulatory approval in regions where Adicet chooses to commercialize its products on its own; or

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potential unforeseen business disruptions or market fluctuations that delay its product development or clinical trials and increase its costs or expenses, such as business or operational disruptions, delays, or system failures due to malware, unauthorized access, terrorism, war, natural disasters, strikes, geopolitical conflicts, restrictions on trade, import or export restrictions, or public health crises, such as the current COVID-19 pandemic.

Adicet could also encounter delays if physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials of Adicet’s product candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles. Further, a clinical trial may be suspended or terminated by Adicet, the IRBs for the institutions in which such trials are being conducted or by the FDA or other regulatory authorities due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or Adicet clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions, lack of adequate funding to continue the clinical trial, or based on a recommendation by the Data Safety Monitoring Committee. If Adicet experiences termination of, or delays in the completion of, any clinical trial of Adicet’s product candidates, the commercial prospects for Adicet’s product candidates will be harmed, and Adicet’s ability to generate product revenue will be delayed. In addition, any delays in completing Adicet’s clinical trials will increase Adicet’s costs, slow down Adicet’s product development and approval process and jeopardize Adicet’s ability to commence product sales and generate revenue.

Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may ultimately lead to the denial of regulatory approval of Adicet’s product candidates.

Adicet expects the product candidates it develops will be regulated as biological products, or biologics, and therefore they may be subject to competition sooner than anticipated.

The Biologics Price Competition and Innovation Act of 2009 (referred to as “BPCIA”) was enacted as part of the Affordable Care Act to establish an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an approved biologic. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the reference product was approved under a BLA. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement the BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for Adicet biological products.

Adicet believes that any of the product candidates Adicet develops that are approved in the United States as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, potentially creating the opportunity for generic competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of the reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

The regulatory landscape that will govern Adicet’s product candidates is uncertain; regulations relating to more established cell therapy products are still developing, and changes in regulatory requirements could result in delays or discontinuation of development of Adicet’s product candidates or unexpected costs in obtaining regulatory approval.

Government authorities in the United States at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products. Generally, before a new drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

Because Adicet is developing novel allogeneic cell immunotherapy product candidates, the regulatory requirements that Adicet will be subject to are not entirely clear. Even with respect to more established products that fit into the category of cell therapies, the regulatory landscape is still developing. For example, regulatory requirements governing cell therapy products have changed frequently and may continue to change in the future. Moreover, there is substantial, and sometimes uncoordinated, overlap in those responsible for regulation of existing cell therapy products.

Complex regulatory environments exist in other jurisdictions in which Adicet might consider seeking regulatory approvals for Adicet’s product candidates, further complicating the regulatory landscape. For example, in the EU a special committee called the Committee for Advanced Therapies (referred to as “CAT”) was established within the EMA in accordance with Regulation (EC) No 1394/2007 on advanced-therapy medicinal products (referred to as “ATMPs”) to assess the quality, safety and efficacy of ATMPs, and to follow scientific developments in the field. ATMPs include somatic cell therapy products and tissue engineered products. These various regulatory review committees and advisory groups and new or revised guidelines that they promulgate from time to time may lengthen the regulatory review process, require Adicet to perform additional studies, increase Adicet’s development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of Adicet’s product candidates or lead to significant post-approval limitations or restrictions. Because the regulatory landscape for Adicet’s gamma delta CAR-T cell product candidates are new, Adicet may face even more cumbersome and complex regulations than those emerging for cell therapy products. Furthermore, even if Adicet’s product candidates obtain required regulatory approvals, such approvals may later be withdrawn as a result of changes in regulations or the interpretation of regulations by applicable regulatory agencies.

Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease Adicet’s ability to generate sufficient product revenue to maintain Adicet’s business.

The FDA may disagree with Adicet’s regulatory plan and Adicet may fail to obtain regulatory approval of Adicet’s product candidates.

The general approach for FDA approval of a new biologic or drug is for the sponsor to provide dispositive data from two well-controlled, Phase 3 clinical studies of the relevant biologic or drug in the relevant patient population. Phase 3 clinical studies typically involve hundreds of patients, have significant costs and take years to complete. Adicet expects registrational trials for ADI-001 and ADI-002 to be designed to evaluate the efficacy of the product candidate in an open-label, non-comparative, two-stage, pivotal, multicenter, single-arm clinical trial in patients who have exhausted available treatment options. If the results are sufficiently compelling, Adicet intends to discuss with the FDA submission of a BLA for the relevant product candidate. However, Adicet does not have any agreement or guidance from the FDA that its regulatory development plans will be sufficient for submission of a BLA. In addition, the FDA may only allow Adicet to evaluate patients that have failed or who are ineligible for autologous therapy, which are extremely difficult patients to treat and patients with advanced and aggressive cancer, and Adicet’s product candidates may fail to improve outcomes for such patients.

Given the molecular similarities between ADI-001 and ADI-002, Adicet may have additional difficulties progressing any clinical trial of ADI-002, if emerging data from future clinical trials of ADI-001 have safety or other issues.

The FDA may grant accelerated approval for Adicet’s product candidates and, as a condition for accelerated approval, the FDA may require a sponsor of a drug or biologic receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug or biologic may be subject to withdrawal procedures by the FDA that are more accelerated than those available for regular approvals. In addition, the standard of care may change with the approval of new products in the same indications that Adicet is studying. This may result in the FDA or other regulatory agencies requesting additional studies to show that Adicet’s product candidate are superior to the new products.

Adicet’s clinical trial results may also not support approval. In addition, Adicet’s product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of Adicet’s clinical trials;

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Adicet may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that Adicet’s product candidates are safe and effective for any of their proposed indications;

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the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval, including due to the heterogeneity of patient populations;

•	Adicet may be unable to demonstrate that Adicet’s product candidates’ clinical and other benefits outweigh their safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with Adicet’s interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of Adicet’s product candidates may not be sufficient to the satisfaction of the FDA or comparable foreign regulatory authorities to support the submission of a BLA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

•	the FDA or comparable foreign regulatory authorities will inspect Adicet’s commercial manufacturing facility and may not approve Adicet’s facility; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering Adicet’s clinical data insufficient for approval.

Adicet may seek orphan drug designation for some or all of Adicet’s product candidates across various indications, but Adicet may be unable to obtain such designations or to maintain the benefits associated with orphan drug designation, including market exclusivity, which may cause Adicet’s revenue, if any, to be reduced.

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. In order to obtain orphan drug designation, the request must be made before submitting a BLA. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval of that particular product for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a BLA, to market the same biologic (meaning, a product with the same principal molecular structural features) for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan drug exclusivity or if FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. As a result, even if one of Adicet’s product candidates receives orphan exclusivity, the FDA can still approve other biologics that do not have the same principal molecular structural features for use in treating the same indication or disease or the same biologic for a different indication or disease during the exclusivity period. Furthermore, the FDA can waive orphan exclusivity if Adicet is unable to manufacture sufficient supply of Adicet’s product or if a subsequent applicant demonstrates clinical superiority over Adicet’s products.

Adicet may seek orphan drug designation for some or all of Adicet’s product candidates in specific orphan indications in which there is a medically plausible basis for the use of these products. Even if Adicet obtains orphan drug designation, exclusive marketing rights in the United States may be limited if Adicet seeks approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if Adicet is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition, or if a subsequent applicant demonstrates clinical superiority over Adicet’s products, if approved. In addition, although Adicet may seek orphan drug designation for other product candidates, Adicet may never receive such designations.

Regenerative Medicine Advanced Therapy designation, even if granted for any of Adicet’s product candidates, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that its product candidates will receive marketing approval.

Adicet may seek Regenerative Medicine Advanced Therapy (referred to as “RMAT”) designation for one or more of its product candidates. In 2017, the FDA established the RMAT designation to expedite review of a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, with limited exceptions intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition and for which preliminary clinical evidence indicates that the potential to address unmet medical needs for such a disease or condition. RMAT designation provides potential benefits that include more frequent meetings with FDA to discuss the development plan for the product candidate, and eligibility for rolling review and priority review. Products granted RMAT designation may also be eligible for accelerated approval on the basis of a surrogate or intermediate endpoint reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites, including through expansion to additional sites. There is no assurance that Adicet will be able to obtain RMAT designation for any of its product candidates. RMAT designation does not change the FDA’s standards for product approval, and there is no assurance that such designation will result in expedited review or approval or that the approved indication will not be narrower than the indication covered by the designation. Additionally, RMAT designation can be revoked if the criteria for eligibility cease to be met as clinical data emerges.

Positive results from early preclinical studies and clinical trials are not necessarily predictive of the results of any future clinical trials of its product candidate. If Adicet cannot replicate the positive results from its earlier preclinical studies and clinical trials of its product candidate in its future clinical trials, Adicet may be unable to successfully develop, obtain regulatory approval for and commercialize its product candidate.

Any positive results from Adicet’s preclinical studies and future clinical trials of Adicet’s product candidate may not necessarily be predictive of the results from required later clinical trials. Similarly, even if Adicet is able to complete its planned preclinical studies or any future clinical trials according to its current development timeline, the positive results from such preclinical studies and clinical trials may not be replicated in subsequent preclinical studies or clinical trial results.

Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and Adicet cannot be certain that it will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway, or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidate performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or similar regulatory approval.

Obtaining and maintaining regulatory approval of Adicet’s product candidates in one jurisdiction does not mean that Adicet will be successful in obtaining regulatory approval of Adicet’s product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of Adicet’s product candidates in one jurisdiction does not guarantee that Adicet will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that Adicet intends to charge for Adicet’s products is also subject to approval.

Adicet may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which Adicet must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for Adicet and could delay or prevent the introduction of Adicet’s products in certain countries. If Adicet fails to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, Adicet’s target market will be reduced and Adicet’s ability to realize the full market potential of Adicet’s product candidates will be harmed.

Even if Adicet receives regulatory approval of Adicet’s product candidates, Adicet will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and Adicet may be subject to penalties if Adicet fails to comply with regulatory requirements or experience unanticipated problems with Adicet’s product candidates.

Any regulatory approvals that Adicet receives for Adicet’s product candidates will require post-market surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a risk evaluation and mitigation strategy, or REMS, in order to approve Adicet’s product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves Adicet’s product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for Adicet’s product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and cGCPs for any clinical trials that Adicet conducts post-approval. As such, Adicet and its contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any BLA, other marketing application and previous responses to inspectional observations. Accordingly, Adicet and others with whom Adicet’s work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control. In addition, the FDA could require Adicet to conduct another study to obtain additional safety or biomarker information.

Further, Adicet will be required to comply with FDA promotion and advertising rules, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved uses (known as “off-label use”), limitations on industry-sponsored scientific and educational activities and requirements for promotional activities involving the internet and social media. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label may be subject to significant liability. However, physicians may, in their independent medical judgment, prescribe legally available products for off-label uses. The FDA does not regulate the behavior of physicians in their choice of treatments but the FDA does restrict manufacturer’s communications on the subject of off-label use of their products. Later discovery of previously unknown problems with Adicet’s product candidates, including adverse events of unanticipated severity or frequency, or with Adicet’s third-party suppliers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of Adicet’s product candidates, withdrawal of the product from the market or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by Adicet or suspension or revocation of license approvals;

•	product seizure or detention, or refusal to permit the import or export of Adicet’s product candidates; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of Adicet’s product candidates. Adicet cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the current U.S. President’s administration may impact Adicet’s business and industry. Namely, the current U.S. President’s administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, FDA’s ability to engage in routine oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these orders will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose restrictions on FDA’s ability to engage in oversight and implementation activities in the normal course, Adicet’s business may be negatively impacted. If Adicet is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Adicet is not able to maintain regulatory compliance, Adicet may lose any marketing approval that Adicet may have obtained and Adicet may not achieve or sustain profitability.

Even if Adicet obtains regulatory approval of Adicet’s product candidates, the products may not gain market acceptance among physicians, patients, hospitals, cancer treatment centers and others in the medical community, adversely affecting Adicet’s ability to achieve its commercial and financial projections.

The use of engineered gamma delta T cells as a potential cancer treatment is a recent development and may not become broadly accepted by physicians, patients, hospitals, cancer treatment centers and others in the medical community. Adicet expects physicians in the large bone marrow transplant centers to be particularly important to the market acceptance of its products and Adicet may not be able to educate them on the benefits of using its product candidates for many reasons. Additional factors will influence whether Adicet’s product candidates are accepted in the market, including:

•	the clinical indications for which Adicet’s product candidates are approved;

•	physicians, hospitals, cancer treatment centers and patients considering Adicet’s product candidates as a safe and effective treatment;

•	the potential and perceived advantages of Adicet’s product candidates over alternative treatments;

•	the prevalence and severity of any side effects;

•	product labeling or product insert requirements of the FDA or other regulatory authorities;

•	limitations or warnings contained in the labeling approved by the FDA;

•	the timing of market introduction of Adicet’s product candidates as well as competitive products;

•	the cost of treatment in relation to alternative treatments;

•	the availability of coverage and adequate reimbursement and pricing by third-party payors and government authorities;

•	the willingness of patients to pay out-of-pocket in the absence of coverage and adequate reimbursement by third-party payors and government authorities;

•	relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

•	the effectiveness of Adicet’s sales and marketing efforts.

If Adicet’s product candidates are approved but fail to achieve market acceptance among physicians, patients, hospitals, cancer treatment centers or others in the medical community, Adicet will not be able to generate significant revenue. Even if Adicet’s products achieve market acceptance, Adicet may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than Adicet’s products, are more cost effective or render Adicet’s products obsolete.

Coverage and reimbursement may be limited or unavailable in certain market segments for Adicet’s product candidates, which could make it difficult for Adicet to sell its product candidates, if approved, profitably.

Successful sales of Adicet’s product candidates, if approved, depend on the availability of coverage and adequate reimbursement from third-party payors including governmental healthcare programs, such as Medicare and Medicaid, managed care organizations and commercial payors, among others. Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which Adicet obtains regulatory approval. In addition, because Adicet’s product candidates represent new approaches to the treatment of cancer, Adicet cannot accurately estimate the potential revenue from Adicet’s product candidates.

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Obtaining coverage and adequate reimbursement from third-party payors is critical to new product acceptance.

Third-party payors decide which drugs and treatments they will cover and the amount of reimbursement. Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage and reimbursement of a product from a government or other third-party payor is a time-consuming and costly process that could require Adicet to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of Adicet’s products. Even if Adicet obtains coverage for a given product, if the resulting reimbursement rates are insufficient, hospitals may not approve Adicet’s product for use in their facility or third-party payors may require co-payments that patients find unacceptably high. Patients are unlikely to use Adicet’s product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of Adicet’s product candidates. Separate reimbursement for the product itself may or may not be available. Instead, the hospital or administering physician may be reimbursed only for providing the treatment or procedure in which Adicet’s product is used. Further, from time to time, CMS revises the reimbursement systems used to reimburse health care providers, including the Medicare Physician Fee Schedule and Outpatient Prospective Payment System, which may result in reduced Medicare payments. In some cases, private third-party payers rely on all or portions of Medicare payment systems to determine payment rates. Changes to government healthcare programs that reduce payments under these programs may negatively impact payments from private third-party payers, and reduce the willingness of physicians to use Adicet’s product candidates.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Adequate third-party reimbursement may not be available to enable Adicet to maintain price levels sufficient to realize an appropriate return on Adicet’s investment in product development. Because its product candidate may have a higher cost of goods than conventional therapies, and may require long-term follow-up evaluations, the risk that coverage and reimbursement rates may be inadequate for Adicet to achieve profitability may be greater. There is significant uncertainty related to insurance coverage and reimbursement of newly approved products. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for its product candidate. Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. Additional state and federal healthcare reform measures are expected to be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for certain pharmaceutical products or additional pricing pressures. Specifically, there have been several U.S. Congressional inquiries and federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. Adicet expects to experience pricing pressures in connection with the sale of any of its product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, cost containment initiatives and additional legislative changes.

Adicet intends to seek approval to market Adicet’s product candidates in both the United States and in selected foreign jurisdictions. Increased efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for its product candidate. If Adicet obtains approval in one or more foreign jurisdictions for Adicet’s product candidates, Adicet will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in Europe, the pricing of biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. Some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any product candidates for which Adicet receives regulatory approval for commercial sale may suffer if government and other third-party payors fail to provide coverage and adequate reimbursement. Adicet expects downward pressure on pharmaceutical pricing to continue. Further, coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which Adicet receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

The advancement of healthcare reform may negatively impact Adicet’s ability to sell Adicet’s product candidates, if approved, profitably.

Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact Adicet’s ability to sell its product candidates, if approved, profitably. In particular, in 2010 the Affordable Care Act was enacted. The Affordable Care Act and its implementing regulations, among other things, revised the methodology by which rebates owed by manufacturers to the state and federal government for covered outpatient drugs and certain biologics, including Adicet’s product candidates, under the Medicaid drug rebate program are calculated, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid drug rebate program, extended the Medicaid drug rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, subjected manufacturers to new annual fees and taxes for certain branded prescription drugs, and provided incentives to programs that increase the federal government’s comparative effectiveness research. Additionally, the Affordable Care Act allowed states to implement expanded eligibility criteria for Medicaid programs, imposed a new Medicare Part D coverage gap discount program, expanded the entities eligible for discounts under the Public Health Service pharmaceutical pricing program and implemented a new Patient-Centered Outcomes Research Institute. Adicet is still unsure of the full impact that the Affordable Care Act will have on its business.

There remain legal and political challenges to certain aspects of the Affordable Care Act. Since January 2017, the U.S. President has signed two Executive Orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the Affordable Care Act. In December 2017, Congress repealed the tax penalty for an individual’s failure to maintain Affordable Care Act-mandated health insurance, commonly known as the “individual mandate”, as part of the Tax Cuts and Jobs Act of 2017 (Tax Act). In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the Affordable Care Act’s mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. The Bipartisan Budget Act of 2018 (BBA), among other things, amended the Affordable Care Act, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. In December 2018, CMS published a final rule permitting further collections and payments to and from certain Affordable Care Act qualified health plans and health insurance issuers under the Affordable Care Act risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a Texas U.S. District Court Judge ruled that the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. It is unclear how this decision, future decisions, subsequent appeals, and other efforts to repeal and replace the Affordable Care Act will impact the Affordable Care Act and Adicet’s business.

Further legislation or regulation could be passed that could harm Adicet’s business, financial condition and results of operations. Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, in August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction of at least $1.2 trillion for fiscal years 2012 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect beginning on April 1, 2013 and will stay in effect through 2029, unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. The implementation of cost containment measures or other healthcare reforms may prevent Adicet from being able to generate revenue, attain profitability, or commercialize its products. Such reforms could have an adverse effect on anticipated revenue from product candidates that Adicet may successfully develop and for which Adicet may obtain regulatory approval and may affect its overall financial condition and ability to develop product candidates.

In addition, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and federal and state legislative activity designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient assistance programs, and reform government program reimbursement methodologies for drugs. At the federal level, the U.S. President’s administration’s budget proposal for fiscal year 2020 contains further drug price control measures that could be enacted during the budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Further, the current U.S. President’s administration released a “Blueprint”, or plan, to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. HHS has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. While some of these and other measures may require additional authorization to become effective, Congress and the current U.S. President’s administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Adicet cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for Adicet’s product candidates, if it obtains regulatory approval;

•	Adicet’s ability to set a price that it believes is fair for its products;

•	Adicet’s ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that Adicet is required to pay; and

•	the availability of capital.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect Adicet’s future profitability.

Risks Related to Adicet Intellectual Property

Adicet depends on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm Adicet’s business.

Adicet is dependent on patents, know-how and proprietary technology, both its own and licensed from others. Adicet depends substantially on Adicet’s license agreements with Regeneron and Technion. These licenses may be terminated upon certain conditions. Any termination of these licenses could result in the loss of significant rights and could harm Adicet’s ability to commercialize its product candidates. To the extent these licensors fail to meet their obligations under their license agreements, which Adicet is not in control of, Adicet may lose the benefits of its license agreements with these licensors. In the future, Adicet may also enter into additional license agreements that are material to the development of Adicet’s product candidates.

Disputes may also arise between Adicet and its licensors regarding intellectual property subject to a license agreement, including those related to:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which Adicet’s technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	Adicet’s right to sublicense patent and other rights to third parties under collaborative development relationships;

•

Adicet’s diligence obligations with respect to the use of the licensed technology in relation to Adicet’s development and commercialization of Adicet’s product candidates, and what activities satisfy those diligence obligations; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Adicet licensors and Adicet and Adicet partners.

If disputes over intellectual property that Adicet has licensed, or licenses in the future, prevent or impair Adicet’s ability to maintain its current licensing arrangements on acceptable terms, Adicet may be unable to successfully develop and commercialize the affected product candidates.

Adicet is generally also subject to all of the same risks with respect to protection of intellectual property that Adicet licenses, as Adicet is for intellectual property that it owns, which are described below. If Adicet or its licensors fails to adequately protect this intellectual property, Adicet’s ability to commercialize products could suffer.

If Adicet’s efforts to protect the proprietary nature of the intellectual property related to its technologies are not adequate, Adicet may not be able to compete effectively in its market.

Adicet relies upon a combination of patents, trade secret protection and license agreements to protect the intellectual property related to its technologies. Any disclosure to or misappropriation by third parties of Adicet’s confidential proprietary information could enable competitors to quickly duplicate or surpass Adicet’s technological achievements, thus eroding Adicet’s competitive position in its market.

Additional patent applications have been filed, and Adicet anticipates additional patent applications will be filed, both in the United States and in other countries, as appropriate. However, Adicet cannot predict:

•	if and when patents will issue;

•	the degree and range of protection any issued patents will afford Adicet against competitors including whether third parties will find ways to invalidate or otherwise circumvent Adicet’s patents;

•	whether or not others will obtain patents claiming aspects similar to those covered by Adicet’s patents and patent applications; or

•	whether Adicet will need to initiate litigation or administrative proceedings which may be costly whether Adicet wins or loses.

Composition of matter patents for biological and pharmaceutical products such as CAR-based product candidates often provide a strong form of intellectual property protection for those types of products, as such patents provide protection without regard to any method of use. Adicet cannot be certain that the claims in Adicet’s pending patent applications covering composition of matter of Adicet’s product candidates will be considered patentable by the United States Patent and Trademark Office (USPTO) or by patent offices in foreign countries, or that the claims in any of Adicet’s issued patents will be considered valid and enforceable by courts in the United States or foreign countries. Method of use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to Adicet’s product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for Adicet’s targeted indications, physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that Adicet owns or in-licenses may fail to result in issued patents with claims that cover Adicet’s product candidates or uses thereof in the United States or in other foreign countries. Even if the patents do successfully issue, third parties may challenge the patentability, validity, enforceability or scope thereof, for example through inter partes review (IPR) post-grant review or ex parte reexamination before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions, which may result in such patents being cancelled, narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, Adicet’s patents and patent applications may not adequately protect Adicet’s intellectual property or prevent others from designing their products to avoid being covered by Adicet’s claims. If the breadth or strength of protection provided by the patents and patent applications Adicet holds with respect to Adicet’s product candidates is threatened, it could dissuade companies from collaborating with Adicet to develop, and threaten Adicet’s ability to commercialize, Adicet’s product candidates. Further, if Adicet encounters delays in its clinical trials, the period of time during which Adicet could market Adicet’s product candidates under patent protection would be reduced. United States patent applications containing or that at any time contained a claim not entitled to a priority date before March 16, 2013 are subject to the “first to file” system implemented by the America Invents Act (2011).

This first to file system will require Adicet to be cognizant going forward of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing, Adicet cannot be certain that it was the first to file any patent application related to Adicet’s product candidates. Furthermore, for United States applications in which all claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third-party or instituted by the USPTO, to determine who was the first to invent any of the subject matter covered by the patent claims of Adicet’s applications. For United States applications containing a claim not entitled to priority before March 16, 2013, there is a greater level of uncertainty in the patent law in view of the passage of the America Invents Act, which brought into effect significant changes to the United States patent laws, including new procedures for challenging patent applications and issued patents.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of trade secrets and other proprietary information.

In addition to the protection afforded by patents, Adicet seeks to rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of Adicet’s product discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Trade secrets, however, may be difficult to protect. Although Adicet requires all of its employees to assign their inventions to Adicet, and requires all of Adicet’s employees and key consultants who have access to Adicet’s proprietary know-how, information, or technology to enter into confidentiality agreements, Adicet cannot be certain that its trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to Adicet’s trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, Adicet may encounter significant problems in protecting and defending Adicet’s intellectual property both in the United States and abroad. If Adicet is unable to prevent unauthorized material disclosure of its intellectual property to third parties, Adicet will not be able to establish or maintain a competitive advantage in its market, which could materially adversely affect its business, operating results and financial condition.

Third-party claims of intellectual property infringement may prevent or delay Adicet’s product discovery and development efforts.

Adicet’s commercial success depends in part on Adicet avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which Adicet is developing Adicet’s product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that Adicet’s product candidates may give rise to claims of infringement of the patent rights of others.

Adicet is aware of U.S. and foreign patents held by a third parties relating to gamma delta T cell expansion protocols and related compositions which, on information and belief, are invalid and/or not infringed. In the event that these patents are successfully asserted against its product candidates, such as ADI-001 and ADI-002, or the use of its precursor cells in manufacture of these product candidates, such litigation may negatively impact its ability to commercialize these product candidates in such jurisdictions. Adicet is also aware of several U.S. and foreign patents held by third parties relating to certain CAR compositions of matter, methods of making and methods of use which, on information and belief, are invalid and/or not infringed. Nevertheless, third parties may assert that Adicet infringes their patents or are otherwise employing their proprietary technology without authorization and may sue Adicet. Generally, conducting clinical trials and other development activities in the United States is not considered an act of infringement. If and when ADI-001 or ADI-002 or another CAR-based product candidate is approved by the FDA, third parties may then seek to enforce their patents by filing a patent infringement lawsuit against Adicet. Patents issued in the United States by law enjoy a presumption of validity that can be rebutted only with evidence that is “clear and convincing,” a heightened standard of proof. Adicet may not be able to prove in litigation that any patent enforced against it is invalid and/or not infringed.

Additionally, there may be third-party patents of which Adicet is currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of Adicet’s product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that Adicet’s product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of Adicet technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of Adicet’s product candidates, constructs or molecules used in or formed during the manufacturing process, or any final product itself, the holders of any such patents may be able to block Adicet’s ability to commercialize the product candidate unless Adicet obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held not infringed, unpatentable, invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of Adicet’s formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block Adicet’s ability to develop and commercialize the product candidate unless Adicet obtained a license or until such patent expires or is finally determined to be held not infringed, unpatentable, invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If Adicet is unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, Adicet’s ability to commercialize its product candidates may be impaired or delayed, which could in turn significantly harm its business.

Parties making claims against Adicet may seek and obtain injunctive or other equitable relief, which could effectively block Adicet’s ability to further develop and commercialize Adicet’s product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from Adicet’s business and may impact its reputation. In the event of a successful claim of infringement against Adicet, Adicet may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign Adicet infringing products, which may be impossible or require substantial time and monetary expenditure. Adicet cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, Adicet may need to obtain licenses from third parties to advance its research or allow commercialization of Adicet’s product candidates. Adicet may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, Adicet would be unable to further develop and commercialize Adicet’s product candidates, which could harm its business significantly.

Adicet may not be successful in obtaining or maintaining necessary rights to product components and processes for its development pipeline through acquisitions and in-licenses.

Adicet may require access to additional intellectual property to develop its current or future product candidates. Accordingly, the growth of Adicet’s business will likely depend in part on its ability to acquire, in-license or use these proprietary rights.

Adicet’s product candidates may also require specific formulations to work effectively and efficiently and these rights may be held by others. Adicet may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that Adicet identifies. Adicet may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, which would harm its business. Even if Adicet is able to obtain a license, it may be non-exclusive, thereby giving its competitors access to the same technologies licensed to Adicet. In that event, Adicet may be required to expend significant time and resources to develop or license replacement technology. Adicet may need to cease use of the compositions or methods covered by such third-party intellectual property rights.

The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies, which may be more established, or have greater resources than Adicet does, may also be pursuing strategies to license or acquire third-party intellectual property rights that Adicet may consider necessary or attractive in order to commercialize Adicet’s product candidates. More established companies may have a competitive advantage over Adicet due to their size, cash resources and greater clinical development and commercialization capabilities.

Adicet may be involved in lawsuits to protect or enforce Adicet’s patents or the patents of its licensors, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe Adicet’s patents or the patents of its licensors. To counter infringement or unauthorized use, Adicet may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more of its patents is not valid or is unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that Adicet’s patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of Adicet’s patents at risk of being invalidated, held unenforceable or interpreted narrowly and could put Adicet’s patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from Adicet’s business. In the event of a successful claim of infringement against Adicet, Adicet may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign Adicet’s infringing products, which may be impossible or require substantial time and monetary expenditure.

Interference proceedings provoked by third parties or brought by the USPTO may be necessary to determine the priority of inventions with respect to Adicet’s patents or patent applications or those of its licensors. An unfavorable outcome could result in a loss of Adicet’s current patent rights and could require Adicet to cease using the related technology or to attempt to license rights to it from the prevailing party. Adicet’s business could be harmed if the prevailing party does not offer Adicet a license on commercially reasonable terms. Litigation or interference proceedings may result in a decision adverse to Adicet’s interests and, even if Adicet is successful, may result in substantial costs and distract Adicet’s management and other employees. Adicet may not be able to prevent, alone or with Adicet’s licensors, misappropriation of Adicet’s trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Adicet’s confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Adicet’s common stock.

Obtaining and maintaining Adicet’s patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and Adicet’s patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, Adicet’s competitors might be able to enter the market, which would have a material adverse effect on Adicet’s business.

The lives of Adicet’s patents may not be sufficient to effectively protect its products and business.

Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first effective filing date. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. For example, certain patents relating to Adicet’s TCRL platform technology will expire in 2021. If Adicet’s other issued patents, or patents that are expected to issue from pending applications, fail to sufficiently cover Adicet’s product candidates notwithstanding the expiring patents, Adicet’s business and results of operations will be adversely effected. Even if patents covering Adicet’s product candidates are obtained, once the patent life has expired for a product, Adicet may be open to competition from biosimilar or generic medications. In addition, although upon issuance in the United States a patent’s life can be increased based on certain delays caused by the USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. If Adicet does not have sufficient patent life to protect its products, Adicet’s business and results of operations will be adversely affected.

Adicet may be subject to claims challenging the inventorship of Adicet’s patents and other intellectual property.

Adicet may in the future be subject to claims that former employees, collaborators, or other third parties have an interest in Adicet’s patents or other intellectual property as an inventor or co-inventor. For example, Adicet may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing Adicet’s product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If Adicet fails in defending any such claims, in addition to paying monetary damages, Adicet may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on Adicet’s business. Even if Adicet is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Issued patents covering Adicet’s product candidates could be found unpatentable, invalid or unenforceable if challenged in court or the USPTO.

If Adicet or one of its licensing partners initiate legal proceedings against a third party to enforce a patent covering one of Adicet’s product candidates, the defendant could counterclaim that the patent covering Adicet’s product candidate, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include IPR, ex parte re-examination and post grant review in the United States, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment to Adicet’s patents in such a way that they no longer cover and protect Adicet’s product candidates. The outcome following legal assertions of unpatentability, invalidity and unenforceability is unpredictable. With respect to the validity question, for example, Adicet cannot be certain that there is no invalidating prior art, of which Adicet, Adicet’s patent counsel and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of unpatentability, invalidity and/or unenforceability, Adicet would lose at least part, and perhaps all, of the patent protection on Adicet’s product candidates. Such a loss of patent protection could have a material adverse impact on its business.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing Adicet’s ability to protect its products.

As is the case with other biopharmaceutical companies, Adicet’s success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to Adicet’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken Adicet’s ability to obtain new patents or to enforce Adicet’s existing patents and patents that Adicet might obtain in the future.

Adicet may not be able to protect its intellectual property rights throughout the world.

Adicet may not be able to protect its intellectual property rights outside the United States. Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and Adicet’s intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, Adicet may not be able to prevent third parties from practicing Adicet’s inventions in all countries outside the United States, or from selling or importing products made using Adicet’s inventions in and into the United States or other jurisdictions. Competitors may use Adicet’s technologies in jurisdictions where Adicet has not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where Adicet has patent protection, but enforcement is not as strong as that in the United States. These products may compete with Adicet’s products and Adicet’s patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult for Adicet to stop the infringement of Adicet’s patents or marketing of competing products in violation of Adicet’s proprietary rights generally. Proceedings to enforce Adicet’s patent rights in foreign jurisdictions could result in substantial costs and divert Adicet’s efforts and attention from other aspects of its business, could put Adicet’s patents at risk of being invalidated or interpreted narrowly and Adicet’s patent applications at risk of not issuing and could provoke third parties to assert claims against Adicet. Adicet may not prevail in any lawsuits that it initiates and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, Adicet’s efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that it develops or licenses.

Adicet may be subject to claims that its employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

Adicet has received confidential and proprietary information from third parties. In addition, Adicet employ individuals who were previously employed at other biotechnology or pharmaceutical companies. Adicet may be subject to claims that Adicet or Adicet’s employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or Adicet’s employees’ former employers. Litigation may be necessary to defend against these claims. Even if Adicet is successful in defending against these claims, litigation could result in substantial cost and be a distraction to Adicet’s management and employees.

Risks Related to the Combined Company

The market price of the combined company’s common stock is expected to be volatile and may drop following the merger.

The market price of the combined company’s common stock is likely to be volatile following the merger. The combined company’s stock price could be subject to wide fluctuations in response to a variety of factors including the following:

•

results from, and any delays in, research and development efforts, planned clinical trials for the combined company’s product candidates, or any other future product candidates, including potential delays due to the COVID-19 pandemic, and the results of trials of competitors or those of other companies in the combined company’s market sector;

•	potential delays and disruptions in the manufacture and supply of experimental drug product for pre-clinical and clinical studies;

•

any delay in filing an IND, Investigational Device Exemption or NDA for any of the combined company’s product candidates and any adverse development or perceived adverse development with respect to the FDA’s review of that NDA;

•	significant lawsuits, including patent or stockholder litigation;

•	inability to obtain additional funding;

•	failure to successfully develop and commercialize the combined company’s product candidates;

•	changes in laws or regulations applicable to the combined company’s product candidates;

•	inability to obtain adequate product supply for the combined company’s product candidates, or the inability to do so at acceptable prices;

•	unanticipated serious safety concerns related to any of the combined company’s product candidates;

•	adverse regulatory decisions;

•	introduction of new products or technologies by the combined company’s competitors;

•	failure to meet or exceed drug development or financial projections the combined company provides to the public;

•	failure to meet or exceed the estimates and projections of the investment community;

•	the perception of the biopharmaceutical industry by the public, legislatures, regulators and the investment community;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by the combined company or the combined company’s competitors;

•

disputes or other developments relating to proprietary rights, including patents, litigation matters and the combined company’s ability to obtain patent protection for the combined company’s licensed and owned technologies;

•	additions or departures of key scientific or management personnel;

•	changes in the market valuations of similar companies;

•	general economic and market conditions and overall fluctuations in the U.S. equity market;

•	sales of the combined company’s common stock by the combined company or its stockholders in the future; and

•	trading volume of the combined company’s common stock.

In addition, the stock market, in general, and small biopharmaceutical companies, in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of the combined company’s common stock, regardless of the combined company’s actual operating performance. Further, a decline in the financial markets and related factors beyond the combined company’s control may cause the combined company’s stock price to decline rapidly and unexpectedly.

The combined company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.

The combined company will require substantial additional funds to conduct the costly and time-consuming clinical efficacy trials necessary to pursue regulatory approval of each potential product candidate and to continue the development of ADI-001 and ADI-002. The combined company’s future capital requirements will depend upon a number of factors, including: the number and timing of future product candidates in the pipeline; progress with and results from preclinical testing and clinical trials; the ability to manufacture sufficient drug supplies to complete preclinical and clinical trials; the costs involved in preparing, filing, acquiring, prosecuting, maintaining and enforcing patent and other intellectual property claims; and the time and costs involved in obtaining regulatory approvals and favorable reimbursement or formulary acceptance. Raising additional capital may be costly or difficult to obtain and could significantly dilute stockholders’ ownership interests or inhibit the combined company’s ability to achieve its business objectives. If the combined company raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely the rights of its common stockholders. Further, to the extent that the combined company raises additional capital through the sale of common stock or securities convertible or exchangeable into common stock, its stockholder’s ownership interest in the combined company will be diluted. In addition, any debt financing may subject the combined company to fixed payment obligations and covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the combined company raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, the combined company may have to relinquish certain valuable intellectual property or other rights to its product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to it. Even if the combined company were to obtain sufficient funding, there can be no assurance that it will be available on terms acceptable to the combined company or its stockholders.

The combined company will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.

The combined company will incur significant legal, accounting, and other expenses Adicet did not incur as a private company, including costs associated with public company reporting requirements. The combined company will also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as new rules implemented by the SEC and Nasdaq. These rules and regulations are expected to increase the combined company’s legal and financial compliance costs and to make some activities more time-consuming and costly. For example, the combined company’s management team will consist partially of the executive officers of Adicet prior to the merger, some of whom may not have previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise regarding operations as a public company and compliance with applicable laws and regulations. These rules and regulations may also make it difficult and expensive for the combined company to obtain directors and officers liability insurance. As a result, it may be more difficult for the combined company to attract and retain qualified individuals to serve on the combined company’s board of directors or as executive officers of the combined company, which may adversely affect investor confidence in the combined company and could cause the combined company’s business or stock price to suffer. Further, the combined company may need to add additional experience and personnel to support its public company operations. The loss of any existing personnel in these areas or the combined company’s inability to achieve or manage such expansion effectively may result in weaknesses in its infrastructure and the combined company’s business, financial condition and results of operations may be materially adversely affected.

Anti-takeover provisions in the combined company charter documents and under Delaware law could make an acquisition of the combined company more difficult and may prevent attempts by the combined company stockholders to replace or remove the combined company management.

Provisions in the combined company’s certificate of incorporation and bylaws may delay or prevent an acquisition or a change in management. These provisions include a classified board of directors, a prohibition on actions by written consent of the combined company’s stockholders and the ability of the board of directors to issue preferred stock without stockholder approval. In addition, because the combined company will be incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding combined company voting stock from merging or combining with the combined company. Although resTORbio and Adicet believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with the combined company’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the combined company’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

resTORbio and Adicet do not anticipate the combined company will pay any cash dividends in the foreseeable future.

The current expectation is the combined company will retain its future earnings to fund the development and growth of the combined company’s business. As a result, capital appreciation, if any, of the common stock of the combined company will be your sole source of gain, if any, for the foreseeable future.

An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.

Prior to the merger, there had been no public market for Adicet’s capital stock. Although resTORbio’s common stock is listed on Nasdaq, and resTORbio and Adicet will apply to have the combined company’s common stock listed on Nasdaq, an active trading market for the combined company’s shares of common stock may never develop or be sustained. resTORbio, Adicet and their financial advisors will set the final reverse split ratio to target a trading price to provide for sufficient liquidity. The price that the combined company trades at immediately after the merger may not necessarily reflect the price at which investors in the market will be willing to buy and sell the shares on a sustained basis. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair the combined company’s ability to raise capital by selling shares and may impair the combined company’s ability to acquire other businesses or technologies using the combined company’s shares as consideration, which, in turn, could materially adversely affect the combined company’s business.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline.

The trading market for the combined company’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect not to provide research coverage of the combined company’s common stock after the completion of this offering, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined company will not have any control over the analysts or the content and opinions included in their reports. The price of the combined company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

The funding transaction may not be completed.

In order to fund the research and development programs and working capital requirements described elsewhere in this proxy statement/prospectus/information statement and to enhance the overall capitalization of Adicet and the combined company following the merger, the parties entered into a funding agreement simultaneously with the signing of the merger agreement (See the section entitled “Agreements Related To The Merger—Funding Agreement” beginning on page 229 of this proxy statement/prospectus/information statement) with certain current investors of Adicet, pursuant to which such investors committed to fund up to an aggregate of $15,000,000 into an escrow account at or prior the time of completion of the merger (referred to as the “funding transaction”). If a Qualified Financing under such funding agreement does not occur within 12 months of the effective time of the merger, the escrowed cash will be returned to the investors party to the funding agreement. The combined company cannot predict whether it will be successful in consummating a Qualified Financing. Accordingly, there can be no guarantee that the Qualified Financing will occur at all or within the time period required under the funding agreement and that the combined company will receive the escrowed funds pursuant to the terms of the funding agreement.

The combined company will have broad discretion in the use of proceeds released to it from the escrow under the funding agreement, if any, and may invest or spend any such proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

The combined company will have broad discretion over the use of proceeds released to it from the escrow under the funding agreement, if any. Its stockholders may not agree with the combined company’s decisions, and its use of the proceeds may not yield any return on its stockholders’ investments. The combined company’s failure to apply such net proceeds effectively could compromise its ability to pursue its growth strategy and the combined company might not be able to yield a significant return, if any, on its investment of these net proceeds. The combined company’s stockholders will not have the opportunity to influence its decisions on how to use such net proceeds.

The combined company is expected to take advantage of reduced disclosure and governance requirements applicable to smaller reporting companies, which could result in its common stock being less attractive to investors.

Following the merger, the combined company is expected to have annual revenues below $100 million and a public float of less than $700 million and therefore will qualify as a smaller reporting company under the rules of the SEC. As a smaller reporting company, the combined company will be able to take advantage of reduced disclosure requirements, such as simplified executive compensation disclosures and reduced financial statement disclosure requirements in its SEC filings. Decreased disclosures in the combined company’s SEC filings due to its status as a smaller reporting company may make it harder for investors to analyze its results of operations and financial prospects. resTORbio and Adicet cannot predict if investors will find the combined company’s common stock less attractive if it relies on these exemptions. If some investors find its common stock less attractive as a result, there may be a less active trading market for its common stock and its stock price may be more volatile. The combined company may take advantage of the reporting exemptions applicable to a smaller reporting company until it is no longer a smaller reporting company. The combined company would continue to be a smaller reporting company if the combined company has (i) less than $250 million in market value of its shares held by non-affiliates as of the last business day of its second fiscal quarter or (ii) less than $100 million of annual revenues in its most recent fiscal year completed before the last business day of its second fiscal quarter and a market value of its shares held by non-affiliates of less than $700 million as of the last business day of its second fiscal quarter.

The pre-merger net operating loss carryforwards and certain other tax attributes of resTORbio and Adicet may be subject to limitations.

In general, a corporation that undergoes an “ownership change” as defined in Section 382 of the Code, is subject to limitations on its ability to utilize its pre-change net operating loss carryforwards to offset future taxable income. resTORbio and Adicet may have experienced ownership changes in the past and the combined organization may experience ownership changes in the future. In addition, the closing of the merger is expected to result in an ownership change for resTORbio, and may result in an ownership change for Adicet. Consequently, even if the combined organization achieves profitability, it may not be able to utilize a material portion of resTORbio’s, Adicet’s or the combined organization’s net operating loss carryforwards and certain other tax attributes.

For a more complete discussion of the risks related to the respective net operating loss carryforwards and certain other tax attributes of Adicet and resTORbio, please see the discussions under “Risk Factors—Risks Related to Adicet—Adicet’s ability to use net operating losses to offset future taxable income may be subject to certain limitations as a result of the merger” and “Risk Factors—Risks Related to resTORbio’s Common Stock—resTORbio’s ability to use net operating losses and research and development credits to offset future taxable income may be subject to certain limitations as a result of the merger”, respectively.

Changes in tax law could adversely affect the combined company’s business and financial condition.

The rules dealing with U.S. federal, state, and local income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect the combined company or the combined company’s stockholders. In recent years, many such changes have been made and changes are likely to continue to occur in the future. For example, the Tax Cuts and Jobs Act (referred to as the “TCJA”) was enacted in 2017 and significantly reformed the Code. The TCJA, among other things, contained significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, a limitation of the tax deduction for net interest expense to 30% of adjusted earnings (except for certain small businesses), a limitation of the deduction for net operating losses to 80% of current year taxable income for losses generated in taxable years beginning after December 31, 2017 and an elimination of net operating loss carrybacks for losses generated in taxable years ending after December 31, 2017 (though any such net operating losses may be carried forward indefinitely), and the modification or repeal of many business deductions and credits.

Additionally, on March 27, 2020, President Trump signed into law the Coronavirus Aid, Relief, and Economic Security Act, which, among other things, suspends the 80% limitation on the deduction for net operating losses in taxable years beginning before January 1, 2021, permits a 5-year carryback of net operating losses arising in taxable years beginning after December 31, 2017 and before January 1, 2021, and generally caps the limitation on the deduction for net interest expense at 50% of adjusted taxable income for taxable years beginning in 2019 and 2020.

It cannot be predicted whether, when, in what form, or with what effective dates, new tax laws may be enacted, or regulations and rulings may be enacted, promulgated or issued under existing or new tax laws, which could result in an increase in the combined company’s or the combined company’s stockholders’ tax liability or require changes in the manner in which the combined company operates in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof.

The combined company’s failure to meet the continued listing requirements of the Nasdaq could result in a delisting of the combined company’s common stock.

If, after listing, the combined company fails to satisfy the continued listing requirements of the Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist the combined company’s common stock. Such a delisting would likely have a negative effect on the price of the combined company’s common stock and would impair your ability to sell or purchase the combined company’s common stock when you wish to do so. In the event of a delisting, the combined company can provide no assurance that any action taken by the combined company to restore compliance with listing requirements would allow the combined company’s common stock to become listed again, stabilize the market price or improve the liquidity of the combined company’s common stock, prevent the combined company’s common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.

If existing stockholders of resTORbio and Adicet sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus/information statement lapse, the trading price of the common stock of the combined company could decline. Neither resTORbio nor Adicet is able to predict the effect that sales may have on the prevailing market price of the combined company’s common stock.

The combined company’s internal control over financial reporting may not meet the standards required by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, could have a material adverse effect on the combined company’s business and share price.

As a privately held company, Adicet was not required to evaluate its internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404 of the Sarbanes-Oxley Act (referred to herein as “Section 404”). Commencing with the combined company’s Annual Report on Form 10-K for this fiscal year, the combined company’s management will be required to report on the effectiveness of the combined company’s internal control over financial reporting. The rules governing the standards that must be met for the combined company’s management to assess the combined company’s internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

In connection with the audit of Adicet’s financial statements as of and for the years ended December 31, 2018 and 2019, Adicet identified material weaknesses in its internal control over financial reporting. See “Risk Related to Adicet—Risks Related to Adicet’s Business and Industry—Adicet has identified material weaknesses in its internal control over financial reporting. Failure to achieve and maintain effective internal control over financial reporting could harm its business and negatively impact the value of its common stock.” The combined company cannot assure you that the material weaknesses identified at Adicet will be remediated by the combined company on the timelines currently anticipated by Adicet, or at all, and/or that there will not be additional material weaknesses or significant deficiencies in the combined company’s internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit the combined company’s ability to accurately report its financial condition, results of operations or cash flows. If the combined company is unable to conclude that its internal control over financial reporting is effective, or if the combined company’s independent registered public accounting firm determines the combined company has a material weakness or significant deficiency in the combined company’s internal control over financial reporting once that firm begin its Section 404 reviews, investors may lose confidence in the accuracy and completeness of the combined company’s financial reports, the market price of the combined company’s common stock could decline, and the combined company could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in the combined company’s internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict the combined company’s future access to the capital markets.

The existence of the CVR may result in the combined company spending funds, time and resources outside of its core focus.

In connection with the merger, resTORbio intends to enter into the CVR Agreement, pursuant to which each holder of resTORbio common stock as of immediately prior to the effective time of the merger shall be entitled to one CVR issued by resTORbio, subject to and in accordance with the terms and conditions of the CVR Agreement, for each share of resTORbio common stock held by such holder (See the section entitled “Agreements Related To The Merger—Contingent Value Rights Agreement” beginning on page 232 of this proxy statement/prospectus/information statement). Each CVR will entitle the holder of the CVR to receive net proceeds of the commercialization, if any, received from a third party commercial partner of RTB101 for a COVID-19-related indication, with clinical data expected by the first quarter of 2021. The combined company is obligated to use commercially reasonable efforts (as such term is defined in the CVR Agreement) with respect to developing, seeking regulatory approval for and commercializing RTB101 for a COVID-19 related indication, which will result in the combined company spending funds, time and resources to comply with the terms of the CVR Agreement. Further, pursuant to the terms of the CVR Agreement, the holders of resTORbio common stock as of immediately prior to the Effective Time, rather than the holders of the combined company’s common stock, are the primary recipients of any net proceeds of the commercialization, if any, received from a third party commercial partner of RTB101 for a COVID-19-related indication. Absent such CVR Agreement, the combined company could have allocated such funds, time and resources to its core programs and the foregoing , and could be a distraction to the combined company’s management and employees. As a result, the combined company’s operations and financial condition may be adversely affected.

After the merger, the combined company’s executive officers, directors and principal stockholders, if they choose to act together, will continue to control or significantly influence all matters submitted to stockholders for approval. Furthermore, five of the combined company’s anticipated directors will be appointed by Adicet pursuant to the terms of the merger agreement.

Following the completion of the merger, the combined company’s executive officers, directors and greater than 5% stockholders, in the aggregate, will own approximately 46.1% of combined company’s outstanding common stock (assuming no exercise of outstanding options). Furthermore, five of the combined company’s anticipated directors will be appointed by Adicet pursuant to the terms of the merger agreement. As a result, such persons or their appointees to the combined company’s board of directors, acting together, will have the ability to control or significantly influence all matters submitted to the combined company’s board of directors or stockholders for approval, including the appointment of the combined company’s management, the election and removal of directors and approval of any significant transaction, as well as the combined company’s management and business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving the combined company, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of the combined company’s business, even if such a transaction would benefit other stockholders.

The combined company could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for the combined company, because biotechnology and pharmaceutical companies have experienced significant stock price volatility in recent years. If the combined company faces such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm the combined company’s business.

The integration of the management team and operations of Adicet and resTORbio may be more difficult, costly or time-consuming than expected.

The success of the merger will depend, in part, on the combined company’s ability to successfully combine and integrate the management team and operations of Adicet and resTORbio into the combined company. There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated, including purchasing, accounting and finance, sales, payroll, pricing, revenue management, marketing and benefits. A number of factors could affect the combined company’s ability to successfully combine the two companies management teams and operations, including the following:

•	the potential for unexpected costs, delays and challenges that may arise in integrating the management team and operations of the two companies;

•	any departures of key employees in connection with the merger;

•	the combined company’s ability to retain key employees and maintain relationships;

•	the combined company’s ability to integrate the finance and public company support operations of the Boston office with the clinical and research operations in California; and

•	diversion of management’s attention and resources during integration efforts.

If the combined company is unable to successfully integrate the management team and operations of the two companies, the combined company’s business, financial condition and results of operations may be materially adversely affected.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus/information statement and the documents incorporated by reference into this proxy statement/prospectus/information statement contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding: the expected structure, timing and completion of the merger, future product development plans and projected timelines for the initiation and completion of preclinical and clinical trials; the potential for the results of ongoing preclinical or clinical trials and the efficacy of either party’s drug candidates; the potential market opportunities and value of drug candidates; future product development and regulatory strategies, including with respect to specific indications; the combined company’s future financial performance, results of operations or sufficiency of capital resources to fund operating requirements; future Nasdaq listing; expectations regarding the combined company’s focus, operations, resources and development plan; expectations regarding synergies resulting from the merger; the executive and board structure of the combined company; expectations of the potential impact of the COVID-19 pandemic on resTORbio’s, Adicet’s and the combined company’s strategy and future operations including ability to access capital or obtain additional financing, and ability to conduct, and the timing of clinical trials; and the potential payment of proceeds pursuant to the CVR agreement. The use of words such as, but not limited to, “believe,” “expect,” “estimate,” “project,” “intend,” “future,” “potential,” “continue,” “may,” “might,” “plan,” “will,” “should,” “seek,” “anticipate,” or “could” and other similar words or expressions are intended to identify forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on resTORbio’s current beliefs, expectations and assumptions regarding the future of resTORbio’s and Adicet’s business, future plans and strategies, clinical results and other future conditions. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements. There can be no assurance that the parties will be able to complete the merger on the anticipated terms, or at all.

Such forward-looking statements are subject to a number of material risks and uncertainties including but not limited to: (i) risks associated with resTORbio’s ability to obtain the stockholder approval required to consummate the merger and the timing of the closing of the merger, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the merger will not occur; (ii) the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; (iii) unanticipated difficulties or expenditures relating to the merger, the response of business partners and competitors to the announcement of the merger, and/or potential difficulties in employee retention as a result of the announcement and pendency of the merger; (iv) the length of time necessary to consummate the merger may be longer than anticipated; (v) resTORbio’s continued listing on Nasdaq until closing of the merger; (vi) the combined company’s listing on Nasdaq after closing of the merger; (vii) the adequacy of the combined company’s capital to support its future operations and its ability to successfully initiate and complete clinical trials; (viii) the nature, strategy and focus of the combined company; (ix) the difficulty in predicting the time and cost of development of resTORbio’s and Adicet’s product candidates; (x) the executive management and board structure of the combined company; (xi) the risk that any potential payment of proceeds pursuant to the CVR agreement may not be distributed at all or result in any value to resTORbio stockholders; (xii) Adicet’s plans to develop and commercialize its product candidates, including ADI-001; (xiii) the timing of initiation of Adicet’s planned clinical trials; (xiv) the timing of the availability of data from Adicet’s clinical trials; (xv) the timing of any planned IND or new drug application; (xvi) Adicet’s plans to research, develop and commercialize its current and future product candidates; (xvii) Adicet’s ability to enter into new collaborations, and to fulfill its obligations under any such collaboration agreements; (xviii) the clinical utility, potential benefits and market acceptance of Adicet’s product candidates; (xix) Adicet’s commercialization, marketing and manufacturing capabilities and strategy; (xx) Adicet’s ability to identify additional products or product candidates with significant commercial potential; (xxi) developments and projections relating to Adicet’s competitors and its industry; (xxii) the impact of government laws and regulations; (xxiii) Adicet’s ability to protect its intellectual property position; (xxiv) Adicet’s estimates regarding future revenue, expenses, capital requirements and need for additional financing following the merger; and (xxv) those risks detailed in resTORbio’s most recent Annual Report on

Form 10-K and Quarterly Report on Form 10-Q filed with the SEC, as well as discussions of potential risks, uncertainties, and other important factors in resTORbio’s subsequent filings with the SEC. Any forward-looking statement speaks only as of the date on which it was made. None of resTORbio, Adicet, nor their affiliates, advisors or representatives, undertake any obligation to publicly update or revise any forward-looking statement, whether as result of new information, future events or otherwise, except as required by law.

For a discussion of the factors that may cause resTORbio, Adicet or the combined company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of resTORbio and Adicet to complete the merger and the effect of the merger on the business of resTORbio, Adicet and the combined company, please see the section entitled “Risk Factors” beginning on page 28 of this proxy statement/prospectus/information statement.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by resTORbio including the risk factors included in resTORbio’s most recent Annual Report on Form 10-K, most recent resTORbio Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed with the SEC. Please see the section entitled “Where You Can Find More Information” on page 441 of this proxy statement/prospectus/information statement.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of resTORbio, Adicet or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus/information statement are current only as of the date on which the statements were made. resTORbio and Adicet do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events, except as required by law.

THE SPECIAL MEETING

Date, Time and Place

resTORbio is holding a special meeting of its stockholders in order to obtain the stockholder approvals necessary to complete the merger and related matters. The special meeting will be held at 8:00 a.m., Eastern Time, on September 15, 2020, unless postponed or adjourned to a later date. In light of the COVID-19 (coronavirus) pandemic and to support the well-being of resTORbio stockholders and partners, the special meeting will be completely virtual. You may attend the meeting, and vote your shares electronically during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/TORC2020SM. You will need the control number that is printed on your proxy card to enter the special meeting. resTORbio recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the special meeting starts. Please note that you will not be able to attend the special meeting in person. This proxy statement/prospectus/information statement is first being furnished to resTORbio stockholders on or about August     , 2020.

Purpose of the Special Meeting

The purpose of the special meeting is to consider and vote on the following proposals:

1.

To approve the issuance of resTORbio common stock pursuant to the Agreement and Plan of Merger, dated as of April 28, 2020, as amended, by and among resTORbio, the merger subsidiary and Adicet, and the resulting “change of control” of resTORbio under the Nasdaq rules;

2.	To approve an amendment to the resTORbio certificate of incorporation to effect a reverse stock split of resTORbio common stock;

3.

To approve an amendment of the resTORbio 2018 Plan to increase the total number of shares of resTORbio common stock currently available for issuance under the resTORbio 2018 Plan by 14,855,157 shares, prior to giving effect to the reverse stock split to be effected in connection with the merger; and

4.

To approve an adjournment or postponement of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1, Proposal No. 2 and/or Proposal No. 3.

If resTORbio is to complete the merger with Adicet, stockholders must approve Proposal No. 1 and Proposal No. 2. The approval of Proposal No. 3 and Proposal No. 4 is not a condition to the completion of the merger with Adicet.

Record Date; Shares Outstanding and Entitled to Vote

The resTORbio Board has fixed August 13, 2020 as the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. Only holders of record of shares of resTORbio common stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting. At the close of business on the record date, resTORbio had 36,453,882 shares of resTORbio common stock outstanding and entitled to vote at the special meeting. Each holder of record of shares of common stock on the record date will be entitled to one vote for each share held on all matters to be voted upon at the special meeting.

How to Vote Your Shares

If you hold your shares in your own name, you may submit a proxy by telephone, via the internet or by mail or vote by attending the special meeting virtually and voting online.

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Submitting a Proxy by Telephone: You can submit a proxy for your shares by telephone until 11:59 p.m. Eastern Time on September 14, 2020 by calling the toll-free telephone number on the enclosed proxy card.

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Submitting a Proxy via the Internet: You can submit a proxy via the internet until 11:59 p.m. Eastern Time on September 14, 2020 by accessing the website listed on your proxy card and following the instructions you will find on the website.

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Submitting a Proxy by Mail: If you choose to submit a proxy by mail, simply mark the enclosed proxy card, date and sign it, and return it in the postage paid envelope provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

By casting your vote in any of the three ways listed above, you are authorizing the individuals listed on the proxy to vote your shares in accordance with your instructions.

If your shares are held in the name of a bank, broker or other nominee, you will receive instructions from the holder of record that you must follow for your shares to be voted. Please follow the instructions from the holder of record carefully. Also, please note that if the holder of record of your shares is a broker, bank or other nominee and you wish to vote online at the special meeting, you must request a proxy from your bank, broker or other nominee that holds your shares and present that proxy and proof of identification at the special meeting.

How to Change Your Vote

The proxy accompanying this proxy statement/prospectus/information statement is solicited on behalf of the resTORbio Board for use at the special meeting.

Any resTORbio stockholder of record voting by proxy, other than those of resTORbio stockholders who have executed the resTORbio support agreement and irrevocable proxy, has the right to revoke the proxy at any time before the polls close at the special meeting by:

•	delivering a written notice stating that he, she or it would like to revoke his, her or its proxy to the Corporate Secretary of resTORbio;

•	delivering a duly executed proxy card to the Corporate Secretary of resTORbio bearing a later date than the proxy being revoked;

•	submitting a proxy on a later date by telephone or via the internet (only your last telephone or internet proxy will be counted), before 11:59 p.m. Eastern Time on September 14, 2020; or

•	attending the special meeting virtually, withdrawing his, her or its proxy, and voting online. Attendance alone at the special meeting will not revoke a proxy.

If a stockholder of resTORbio has instructed a broker to vote its shares of resTORbio common stock that are held in “street name,” the stockholder must follow directions received from its broker to change those instructions.

Proxies; Counting Your Vote

A majority of the shares entitled to vote, present in person or represented by proxy constitute a quorum at the special meeting. Stockholders shall have one vote for each share of stock entitled to vote owned by them as of the record date. Assuming the presence of a quorum at the meeting:

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To approve the issuance of resTORbio common stock pursuant to the merger agreement and the resulting “change of control” of resTORbio under the Nasdaq rules, the affirmative vote of a majority of the votes properly cast at the special meeting is required. A failure to submit a proxy card or vote at the special meeting, or an abstention or “broker non-vote” will have no effect on the outcome of this proposal;

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To approve an amendment to the resTORbio certificate of incorporation to effect a reverse stock split of resTORbio common stock, the affirmative vote of holders of a majority of the outstanding shares of resTORbio common stock as of the record date for the special meeting is required. A failure to submit a proxy card or vote at the special meeting, or an abstention will have the same effect as a vote against the approval of this proposal;

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To approve an amendment of the resTORbio 2018 Plan to increase the total number of shares of resTORbio common stock currently available for issuance under the resTORbio 2018 Plan by 14,855,157 shares, prior to giving effect to the reverse stock split to be effected in connection with the merger. A failure to submit a proxy card or vote at the special meeting, or an abstention or “broker non-vote” will have no effect on the outcome of this proposal; and

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To approve an adjournment or postponement of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1, Proposal No. 2 and/or Proposal No. 3, the affirmative vote of a majority of the votes properly cast at the special meeting is required. A failure to submit a proxy card or vote at the special meeting, or an abstention or “broker non-vote” will have no effect on the outcome of this proposal.

Appraisal Rights

Holders of resTORbio common stock are not entitled to appraisal rights in connection with the merger. Adicet’s stockholders are entitled to appraisal rights in connection with the merger under Delaware law. For more information about such rights, see the provisions of Section 262 of the DGCL attached hereto as Annex C and incorporated herein by reference, and the section entitled “The Merger—Appraisal Rights” beginning on page 203 of this proxy statement/prospectus/information statement.

Voting by resTORbio’s Directors, Executive Officers and Certain Stockholders

Certain of resTORbio stockholders, including certain directors and officers of resTORbio, currently own approximately 24% of resTORbio’s fully-diluted common stock and are subject to the resTORbio support agreement, pursuant to which each such stockholder has granted a proxy to resTORbio to vote such stockholder’s shares of resTORbio common stock in favor of the contemplated transactions, as further described in the section entitled “Agreements Related To The Merger” beginning on page 229 of this proxy statement/prospectus/information statement.

Solicitation of Proxies

resTORbio and Adicet will share equally the cost of soliciting proxies, including the printing, mailing and filing of this proxy statement/prospectus/information statement, the proxy card and any additional information furnished to resTORbio stockholders. You will need to obtain your own internet access if you choose to access the proxy materials and/or vote over the internet. resTORbio and Adicet may use the services of its directors, officers and other employees to solicit proxies from resTORbio stockholders without additional compensation. In addition, resTORbio has engaged The Proxy Advisory Group, LLC, a proxy solicitation firm, to assist in the solicitation of proxies and provide related advice and informational support, for a services fee and the reimbursement of customary disbursements, which are not expected to exceed $20,000 in total. Arrangements will also be made with banks, brokers, nominees, custodians and fiduciaries who are record holders of resTORbio common stock for the forwarding of solicitation materials to the beneficial owners of resTORbio common stock. resTORbio will reimburse these banks, brokers, nominees, custodians and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

THE MERGER

This section and the section entitled “The Merger Agreement” beginning on page 207 of this proxy statement/prospectus/information statement describe the material aspects of the merger, including the merger agreement. While resTORbio and Adicet believe that this description covers the material terms of the merger and the merger agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus/information statement for a more complete understanding of the merger and the merger agreement, including the merger agreement attached as Annex A, the opinion of JMP Securities LLC attached as Annex B, and the other documents to which you are referred herein. Please see the section entitled “Where You Can Find More Information” on page 441 of this proxy statement/prospectus/information statement.

Background of the Merger

Historical Background for resTORbio

The following chronology summarizes the key meetings and events that led to the signing of the merger agreement. The following chronology does not purport to catalogue every conversation among the resTORbio Board, the Transaction Committee (as defined below), members of resTORbio management or resTORbio’s directors, representatives and other parties.

Prior to November 2019, resTORbio was a clinical-stage biopharmaceutical company developing innovative medicines that target the biology of aging to prevent or treat aging-related diseases with the potential to extend healthy lifespan. As discussed below, in November 2019, resTORbio announced that top line data from its Phase 3 study did not meet its primary endpoint and that it had stopped the development of its lead product candidate, RTB101, for the targeted Phase 3 indication.

From time to time the resTORbio Board, together with resTORbio management, has considered various strategic business initiatives intended to strengthen its business and enhance stockholder value. These have included licensing or acquiring rights to product candidates, divesting certain product candidates or businesses, or acquisitions of or mergers with other companies with other products, product candidates or technologies.

From April through December 2019, as authorized by the resTORbio Board, and with the assistance of a financial advisor, management had discussions with potentially interested companies primarily regarding resTORbio licensing or acquiring rights to product candidates or acquisitions of other products, product candidates or technologies. Ultimately, no definitive proposals were received that the resTORbio Board believed would enhance stockholder value, and the financial advisor’s engagement was terminated.

On November 15, 2019, resTORbio announced that top line data from the PROTECTOR 1 Phase 3 study, evaluating the safety and efficacy of RTB101 in preventing clinically symptomatic respiratory illness in adults age 65 and older, did not meet its primary endpoint and that resTORbio stopped the development of RTB101 for clinically symptomatic respiratory illness. resTORbio also announced that it would continue to explore additional indications for RTB101 with phase 1b/2a data in Parkinson’s disease to be released by mid-2020. On November 15, 2019, the closing price of resTORbio’s common stock was $1.09, which represented a 86% decline from the previous trading day’s closing price of $7.95.

During November and December 2019, the resTORbio Board held meetings at which it discussed the strategic, financial and operational challenges of operating resTORbio’s business given that the Phase 3 study did not meet its endpoint and the uncertainty of the exploration of additional indications for RTB101 in Parkinson’s disease. The resTORbio Board also discussed the risks and challenges facing resTORbio as a result of its cash burn levels and declining cash position. In addition, the resTORbio Board also reviewed the strategic alternatives that may have been available to resTORbio, including the potential risks and benefits of licensing or acquiring rights to product candidates, divesting certain product candidates or businesses or entering into a business combination transaction with another company, each with a view towards enhancing value for resTORbio stockholders. In addition, the resTORbio Board discussed the advisability of engaging a financial advisor to assist the resTORbio Board in evaluating strategic alternatives, including any interest that might be received in connection with a strategic process, as well as resTORbio’s business and prospects as a standalone company. Following these discussions, the resTORbio Board instructed management to proceed with various strategic actions, including preserving cash available by discontinuing certain activities and terminating certain employees for cost reduction purposes. The resTORbio Board also authorized management to begin to explore strategic alternatives, including partnership and in-licensing product opportunities, as well as potential business combinations.

During December 2019, resTORbio management discussed with representatives of JMP Securities LLC (referred to as “JMP”) resTORbio’s situation and prospects and the possibility of JMP acting as its financial advisor in evaluating strategic alternatives that might be available to resTORbio considering the risks and challenges facing resTORbio described above. resTORbio considered JMP as a potential financial advisor to assist and advise resTORbio given, among other things, JMP’s qualifications, experience and reputation, its knowledge of and involvement in recent transactions in the life sciences industry and its familiarity with resTORbio. In view of these considerations, resTORbio engaged JMP in February 2020, pursuant to an engagement letter dated February 7, 2020, to assist the resTORbio Board in exploring and evaluating a broad range of strategic and financial alternatives to enhance stockholder value, including a possible reverse merger or strategic merger, as well as resTORbio’s business and prospects as a standalone company.

On December 31, 2019, as authorized by the resTORbio Board, resTORbio’s Chief Executive Officer, Chen Schor, initiated a discussion with a partner in OrbiMed, a healthcare investment firm (who was not a resTORbio director), Erez Chimovits, to identify leads for pre-clinical or clinical assets or companies that could be of interest to resTORbio as potential licensing or merger candidates. Several possible opportunities were discussed, including Adicet, where Mr. Chimovits was a member of the board of directors. No proposals were made during this discussion.

During January 2020, as authorized by the resTORbio Board, management and JMP conducted a broad search of potential strategic opportunities for partnership oncology indications for RTB101 and in-licensing product opportunities in age-related diseases and CNS, contacting 102 parties. Ultimately, no definitive proposals were received that the resTORbio Board believed would enhance stockholder value.

On January 7, 2020, at Mr. Schor’s request, Mr. Schor had a discussion with Mr. Chimovits regarding Adicet’s technology, pre-clinical pipeline and capabilities and resTORbio’s assets and capabilities. During the discussion Mr. Schor suggested that resTORbio and Adicet enter into a mutual confidentiality agreement to facilitate discussions and a possible in-person meeting when Mr. Schor was scheduled to attend a healthcare conference in San Francisco, California the following week. No proposals were made during this discussion.

On January 8, 2020, the resTORbio Board held a meeting with members of resTORbio management and representatives of Goodwin Procter LLP (referred to as “Goodwin”), resTORbio’s outside legal counsel, present. Mr. Schor provided an update on his discussions with representatives of JMP regarding a potential broader review of strategic alternatives, including a possible reverse merger or strategic merger. The resTORbio Board discussed the risks and challenges facing resTORbio as a result of its cash burn levels and declining cash position. In addition, the resTORbio Board also reviewed the strategic alternatives that may have been available to resTORbio, including the potential risks and benefits of licensing or acquiring rights to product candidates, divesting certain product candidates or businesses, or a possible strategic merger or reverse merger with another company, each with a view towards enhancing value for resTORbio stockholders. A reverse merger, which represents a transaction in which a resTORbio subsidiary would merge with and into another company, with resTORbio surviving as the parent company and the other company continuing as a resTORbio subsidiary, was considered as a potential transaction structure, given resTORbio’s cash position and its status as a public company. In addition, the resTORbio Board discussed the advisability of engaging a financial advisor to assist the resTORbio Board in evaluating strategic alternatives, including any interest that might be received in connection with a strategic process, as well as resTORbio’s business and prospects as a standalone company. Following these discussions the resTORbio Board concluded that it should consider at a subsequent meeting the process for exploration of a broader review of strategic alternatives with the assistance of JMP.

On January 10, 2020, resTORbio and Adicet entered into a mutual confidentiality agreement that did not include a standstill provision.

On January 14 and 15, 2020, during a healthcare conference in San Francisco, California, Mr. Schor met with Mr. Chimovits and Adicet’s Chief Executive Officer, Dr. Anil Singhal, in San Francisco, California to further discuss Adicet’s technology, pipeline and capabilities.

On January 18, 2020, resTORbio entered into a mutual confidentiality agreement that did not include a standstill provision with a private biopharmaceutical company (referred to as “Company A”) whose chief executive officer introduced Company A to resTORbio as a possible merger candidate. Subsequently, members of resTORbio management met and held calls with representatives of Company A in order to gain an understanding and conduct due diligence of Company A’s corporate structure and background, drug candidate pipelines, clinical and regulatory status, market opportunities and competitive landscape, strength of intellectual property portfolio, timelines, and capital requirements.

On January 22, 2020, the resTORbio Board held a meeting with members of resTORbio management and representatives of Goodwin present. Representatives of JMP were present for a portion of the meeting. Representatives of JMP discussed their contacts with parties potentially interested in partnerships or in-licensing transactions with resTORbio. Representatives of JMP also discussed additional strategic alternatives that may be available to resTORbio, including a possible strategic merger or reverse merger with another company. Representatives of JMP also described its extensive screening process of companies, which would include outreach to a broad list of venture capital firms which might have portfolio companies potentially looking to go public through a reverse merger, a review of current, soon-to-be and previously-filed initial public offering candidates and input from resTORbio management and directors. Representatives of JMP discussed the proposed timetable for a strategic process and soliciting proposals from the selected companies. The resTORbio Board discussed the risks, challenges, and strategic opportunities facing resTORbio taking into consideration that the PROTECTOR 1 Phase 3 study did not meet its endpoint and resTORbio’s near-term cash requirements. The resTORbio Board also discussed that resTORbio had not found an opportunity to license or acquire rights to product candidates that the resTORbio Board believed would enhance stockholder value. Representatives of Goodwin discussed the resTORbio Board’s fiduciary duties in the context of resTORbio conducting a strategic process and entering into discussions with one or more third parties relating to a potential strategic transaction. Following discussion, the resTORbio Board concluded that it was in the best interests of stockholders for resTORbio to explore its broader strategic alternatives, including a reverse merger, strategic merger and remaining as an independent company. The resTORbio Board directed JMP and management to commence the strategic process and approved timetable discussed at the meeting.

Also at the meeting, the resTORbio Board established an advisory transaction committee (referred to as the “Transaction Committee”), for convenience in order to assist the resTORbio Board in exploring potential strategic alternatives, including a possible business combination transaction. Jeffrey Chodakewitz, M.D., Paul Fonteyne and Michael Grissinger, all of whom are non-management, independent directors, and have significant experience with merger and acquisition transactions, were appointed to the Transaction Committee. The resTORbio Board authorized the Transaction Committee to oversee the exploration of strategic alternatives, and, in between meetings of the resTORbio Board, to give direction to resTORbio’s financial and legal advisors and to lead on behalf of resTORbio (or to give guidance to resTORbio’s representatives in connection with) any negotiations with potentially interested parties and periodically to brief the resTORbio Board on the status of the exploration of strategic alternatives.

On January 23, 2020, resTORbio was provided access to an online data room containing nonpublic information regarding Adicet.

On January 24, 2020, the Transaction Committee held a meeting with members of resTORbio management and representatives of Goodwin present. Mr. Schor provided an update on the strategic process that management was working on with representatives of JMP. Mr. Schor provided an update on discussions with Adicet and Company A. The Transaction Committee discussed key considerations in the selection of potential licensing and merger partners for resTORbio.

From January 29 through February 8, 2020, members of resTORbio management had discussions with representatives of Company A regarding proposed terms for a possible merger transaction between the companies. During these discussions, representatives of Company A indicated to resTORbio management that Company A was interested in pursuing a merger transaction with resTORbio that provided for, among other things, a 51% and 49% ownership split for resTORbio and Company A equityholders in the post-closing company, which was reflected in a term sheet exchanged between the companies on February 8, 2020.

On January 30, 2020, members of resTORbio management visited Adicet’s office and research facilities for due diligence meetings. Subsequently, resTORbio management continued its due diligence review of Adicet.

During late January and early February 2020, in accordance with the directions from the Transaction Committee, JMP and resTORbio management developed a list of potential merger candidates based on criteria developed in consultation with the Transaction Committee. The criteria focused on therapeutic area, phase of development, cash requirements for development of the future lead asset, actionability and strategic fit. From an initial universe of over 300 companies, the list was narrowed to 52 potential merger candidates (including Company A, Company B and Adicet) using these criteria. On February 10, 2020, representatives of JMP began their initial outreach to these 52 companies, and invited these companies to express an interest in a strategic transaction with resTORbio.

On February 4, 5 and 11, 2020, the Transaction Committee held meetings with members of resTORbio management and representatives of JMP and Goodwin present. Management and representatives of JMP provided updates regarding the strategic process. Mr. Schor provided updates regarding discussions with Company A, Company B and Adicet. Management discussed resTORbio’s cash burn and cash position.

On February 11, 2020, resTORbio entered into a mutual confidentiality agreement that did not include a standstill provision with a publicly listed biopharmaceutical company (referred to as “Company B”) that an independent resTORbio director introduced to resTORbio as a potential merger candidate. Subsequently, members of resTORbio management had discussions with representatives of Company B in order to gain an understanding of Company B’s corporate structure and background, drug candidate pipelines, clinical and regulatory status, market opportunities and competitive landscape, strength of intellectual property portfolio, timelines, and capital requirements.

On February 18, 2020, the Transaction Committee held a meeting with members of resTORbio management and representatives of JMP and Goodwin present. Mr. Schor and representatives of JMP provided an update on the strategic process and the discussions to date with interested parties and their perceived level of interest. Representative of JMP reported that many of the parties they contacted to gauge interest in a strategic merger or reverse merger with resTORbio declined interest because they had other strategic prioritizes at that time. Mr. Schor also provided an update regarding recent discussions with Company A, Company B and Adicet, and management’s preliminary diligence findings regarding the companies. The Transaction Committee discussed the advantages and disadvantages of making a public announcement regarding resTORbio’s strategic process, with the primary advantage being that the announcement could result in potentially interested parties that were not previously contacted on behalf of resTORbio to become aware of resTORbio’s interest in a strategic transaction. Following discussion, the Transaction Committee directed management to publicly announce that resTORbio would be exploring strategic alternatives in conjunction with the public announcement of interim results for Phase 1b/2a trial of RTB101 in Parkinson’s disease. The Transaction Committee authorized management and its advisors to continue discussions with Company A, Company B and Adicet and to have discussions with other potentially interested parties.

On February 19, 2020, resTORbio issued a press release announcing interim results from the ongoing Phase 1b/2a trial of RTB101, alone or in combination with sirolimus, in Parkinson’s disease. The press release also announced that resTORbio had initiated a process to evaluate external opportunities, such as partnerships, acquisitions, mergers and other financial and strategic alternatives to maximize stockholder value and that it had engaged JMP to act as a strategic advisor for this process.

Following the public announcement on February 19, 2020, management and representatives of JMP were in contact with an additional 28 companies, resulting in a total of 80 companies contacted (including Company A, Company B and Adicet), and JMP invited these companies to express an interest in a strategic transaction with resTORbio. Twenty-three of these companies executed a mutual confidentiality agreement with resTORbio. Five of the mutual confidentiality agreements, including those executed by Company A, Company B, a private biopharmaceutical company (referred to as “Company C”) and Adicet, did not include any standstill provisions. Eighteen of the mutual confidentiality agreements, including one executed by a private biopharmaceutical company (referred to as “Company D”) included customary standstill obligations that automatically terminated upon resTORbio’s announcement of the execution of a definitive agreement with a third party to effect a change of control of resTORbio.

Beginning on February 12, 2020, representatives of JMP sent 22 of the 23 companies that executed a mutual confidentiality agreement a process letter, including Company A and Company B, setting forth a deadline of March 4, 2020 for the submission of non-binding written proposals. The process letters outlined criteria for resTORbio’s evaluation of merger opportunities as well as other topics to be addressed in any proposals submitted. The process letters indicated that resTORbio’s expected available net cash balance would be approximately $68 million. The process letters also indicated that following evaluation of initial proposals, resTORbio expected to select a limited number of companies to engage in further diligence and be invited to present in-person to the resTORbio Board between March 16 and 24, 2020. JMP did not send Adicet a process letter. Mr. Chimovits informed Mr. Schor that Adicet preferred not to participate in resTORbio’s strategic process, but would present a proposal for a reverse merger transaction if the Transaction Committee was interested in receiving such a proposal from Adicet.

On February 25, 2020, the Transaction Committee held a meeting with members of resTORbio management and representatives of JMP and Goodwin present. Mr. Schor and representatives of JMP provided an update on the strategic process and the discussions to date with interested parties and their perceived level of interest. Mr. Schor also provided an update regarding recent discussions with Company A, Company B and Adicet, and management’s preliminary diligence findings regarding these companies. The Transaction Committee authorized Mr. Schor to continue discussions with Company A, Company B and Adicet and to have discussions with any other potentially interested parties.

On February 25 and 26, 2020, Mr. Schor had several calls and corresponded with Mr. Chimovits to discuss their respective interest in a potential reverse merger transaction between resTORbio and Adicet. In such calls and correspondence, the parties discussed certain high-level terms on a preliminary basis that could form the basis of a term sheet for such a potential transaction, including preliminary summaries of certain such proposed terms discussed by the parties.

On February 26, 2020, the resTORbio Board held a regularly scheduled meeting and discussed, among other things, the strategic process. Members of resTORbio management and representatives of JMP and Goodwin were present. Mr. Schor and representatives of JMP provided an update on the strategic process. Mr. Schor also provided an overview of the discussions with Company A, Company B and Adicet. Representatives of JMP discussed the proposed timetable for the strategic process and soliciting proposals from the selected companies, including the upcoming bid deadline of March 4, 2020. The resTORbio Board and management also discussed resTORbio’s cash burn and cash position. At the conclusion of the meeting, the independent directors participating in the meeting met in executive session to further discuss the strategic process.

On March 1, 2020, Mr. Schor had a call with Mr. Chimovits to further discuss their respective interest in a potential reverse merger transaction. Mr. Chimovits and Mr. Schor discussed whether the current level of mutual interest justified further discussion or a written proposal from Adicet. The parties continued their discussions regarding certain high-level terms on a preliminary basis, including an updated summary of such terms with the intent that the terms would be shared with the Transaction Committee to gauge its interest in further discussions with Adicet (referred to as the “preliminary summary of terms”). The preliminary summary of terms provided for, among other things, a 72.1% and 27.9% ownership split for Adicet and resTORbio equityholders in the post-closing company. The preliminary summary of terms indicated an assumed $85 million valuation of resTORbio assuming a resTORbio net cash balance of approximately $68 million on a projected closing date of June 30, 2020, and $17 million for the other assets of resTORbio. The preliminary summary of terms also indicated an assumed $220 million valuation of Adicet. The preliminary summary of terms also indicated that Mr. Schor and potentially resTORbio’s Chief Scientific Officer would join the post-closing company in executive roles.

From March 2 through 13, 2020, representatives of Goodwin discussed with each of the resTORbio directors information concerning their fiduciary duties in connection with resTORbio potentially effecting a change of control via a merger with another company, including whether any director had any relationship with any of the merger candidates. Mr. Silverstein, a partner in OrbiMed, disclosed that OrbiMed had an equity position in Adicet. Beginning on March 13, 2020, Mr. Silverstein recused himself from discussions regarding the strategic process and was not present at any resTORbio Board meetings until the April 28, 2020 resTORbio Board meeting. Mr. Grissinger disclosed that he had a material relationship with Company B. Beginning on March 3, 2020, Mr. Grissinger recused himself from discussions regarding the strategic process and was not present at any Transaction Committee meetings or resTORbio Board meetings until the April 28, 2020 resTORbio Board meeting.

On March 3, 2020, the Transaction Committee held a meeting with members of resTORbio management and representatives of JMP and Goodwin present. Mr. Schor and representatives of JMP provided an update on the strategic process and the discussions to date with interested parties and their perceived level of interest. Mr. Schor also provided an update regarding recent discussions with Company A, Company B and Adicet, and management’s preliminary diligence findings regarding these companies. Mr. Schor discussed with the Transaction Committee the terms provided in the preliminary summary of terms. Management also discussed that given the recent coronavirus outbreak and based on a new understanding of how RTB101 works, management was evaluating potential clinical studies for RTB101 as possible prophylaxis for COVID-19 in elderly patients.

By March 4, 2020, of the 23 companies that had entered into a mutual confidentiality agreement with resTORbio, 15 companies (including Company A, Company B and Adicet) submitted or discussed non-binding proposals or term sheets for a strategic merger or reverse merger with resTORbio. By March 13, 2020, resTORbio management conducted preliminary scientific, clinical and business diligence on, and had management meetings with, 12 of the 15 companies (including Company A, Company B and Adicet).

On March 10 and 11, 2020, the Transaction Committee held meetings with members of resTORbio management and representatives of JMP and Goodwin present. Mr. Schor and representatives of JMP provided updates on the strategic process and the efforts to narrow the field of potential merger candidates through evaluation of scientific, clinical and business diligence. The Transaction Committee discussed the 15 proposals and considerations and recommendations to discuss with the resTORbio Board at the meeting scheduled for March 13, 2020 to select a limited number of potential merger candidates for further in-depth diligence review and discussions. The Transaction Committee discussed the proposed terms provided in the preliminary summary of terms and authorized Mr. Schor to request a written proposal letter from Adicet to be considered by the resTORbio Board.

On March 12, 2020, Mr. Schor informed Mr. Chimovits that the Transaction Committee expressed further interest in Adicet and requested a written proposal letter from Adicet.

On March 13, 2020, the resTORbio Board met to discuss, among other things, the selection of parties to participate in more in-depth diligence review and discussions regarding a possible strategic merger or reverse merger with resTORbio. Members of resTORbio management and representatives of JMP and Goodwin were present. Representatives of Goodwin reviewed with the resTORbio Board the affirmative steps taken regarding Mr. Silverstein’s and Mr. Grissinger’s disclosure to the resTORbio Board of their material relationships with Adicet and Company B, respectively, and their recusal from Transaction Committee and resTORbio Board meetings and other discussions regarding the strategic process.

The resTORbio Board discussed, with the assistance of representatives of JMP and management, the proposals of the 15 companies and management discussed its diligence findings to date related to the 15 companies. Mr. Schor provided an overview of the negotiation process to date with each of Company A, Company B and Adicet. Representatives of JMP discussed the impact of the coronavirus pandemic on the financial markets and the potential effects on the strategic process. Representatives of Goodwin provided an overview of the fiduciary duties of resTORbio’s directors and the legal standards applicable to their decisions and actions in evaluating and responding to the proposals and the resTORbio Board’s consideration of strategic alternatives. Based on the discussions at this meeting and the criteria discussed at the previous resTORbio Board and Transaction Committee meetings, which criteria focused on therapeutic area, phase of development, cash requirements for development of the future lead asset, actionability and strategic fit, the resTORbio Board narrowed the selection of possible merger partners to five companies—Company A, Company B, Company C, Company D and Adicet.

The independent directors participating in the meeting met in executive session with representatives of Goodwin present. The independent directors further discussed the strategic process. The independent directors discussed that the proposals from Company A and Company B both provided that Mr. Schor would be the chief executive officer of the post-closing company and that there may be roles for other resTORbio executives in the post-closing company. The independent directors discussed that the preliminary summary of terms provided that Mr. Schor and potentially resTORbio’s Chief Science Officer would join the post-closing company in executive roles. The independent directors determined that representatives of JMP should lead the discussions with the five selected companies and that Mr. Schor should not have any discussions with any of the companies regarding the terms of his or any other resTORbio executive’s potential employment with the post-closing company until negotiation of all material terms of a transaction were complete.

Management then rejoined the meeting, and the resTORbio Board directed management to complete its diligence assessment of the five selected companies, and that pending such diligence assessment and in consultation with the Transaction Committee and JMP, select one or more of these companies to make a presentation to the resTORbio Board and submit a mark-up of resTORbio’s proposed draft merger agreement after resTORbio provided the proposed draft. The resTORbio Board also directed representatives of JMP to take the lead in the discussions with each of these five companies and that Mr. Schor not have any discussions regarding the terms of his or any other resTORbio executive’s potential employment with the post-closing company until negotiation of all material terms of a transaction were complete. The resTORbio Board also discussed resTORbio’s cash burn and cash position and that to maximize its cash position relative to the proposals, resTORbio should target executing a merger agreement by the end of April 2020 to best position itself to close a transaction by the end of July 2020. Management discussed that it was planning to conduct one or more clinical studies for the use of RTB101 as a prophylaxis for COVID-19 in elderly patients. The resTORbio Board discussed its preference that any potential merger candidate agree to allow these studies to continue following the execution of a merger agreement, and discussed the expected impact of such a request on the five selected companies and their proposals. Following discussion, the resTORbio Board directed representatives of JMP to contact the five selected companies regarding the next steps of the strategic process.

The resTORbio Board also discussed that the severe economic impact of the coronavirus pandemic could cause certain of the companies that management viewed as potentially attractive merger candidates but had earlier declined interest in a merger transaction with resTORbio to reconsider their interest. Following discussion, the resTORbio Board directed JMP and management to select a limited number of such parties for JMP to contact to determine whether they had renewed interest in a possible merger with resTORbio.

Following the meeting, as directed by the resTORbio Board, representatives of JMP contacted each of the five selected companies invited to continue in the strategic process, and outlined the expectations for the presentations to the resTORbio Board and the next steps in the strategic process.

From March 14 through March 31, 2020, resTORbio management continued its due diligence review of the five selected companies. Beginning on March 11, 2020, resTORbio provided access to an online data room containing nonpublic information regarding resTORbio as requested by each of the five selected companies (Adicet was provided access beginning on March 20, 2020).

On March 16, 2020, Adicet submitted a preliminary non-binding written proposal that contained substantially the same terms as the preliminary summary of terms. The Adicet proposal provided for, among other things, a 72.1% and 27.9% ownership split for Adicet and resTORbio equityholders in the post-closing company. Adicet’s proposal indicated an assumed $85 million valuation of resTORbio and an assumed $220 million valuation of Adicet. Under Adicet’s proposal, the number of shares of resTORbio common stock to be issued to Adicet stockholders at the closing of the merger would be determined based on an exchange ratio calculated based on the total number of outstanding shares of resTORbio common stock and Adicet common stock, each on a fully-diluted basis, and the assumed valuations of Adicet and resTORbio. The proposal also indicated that the resTORbio personnel that would be selected to remain with the post-closing company would be determined by resTORbio and Adicet prior to execution of the merger agreement. The proposal indicated that Adicet expected resTORbio to negotiate exclusively with Adicet.

On March 17, 2020, the Transaction Committee held a meeting with members of resTORbio management and representatives of JMP and Goodwin present. Mr. Schor and representatives of JMP provided an update on the strategic process and the discussions with the five companies remaining in the strategic process. The Transaction Committee discussed the March 16, 2020 Adicet proposal and that the terms were substantially similar to the preliminary summary of terms that was considered at the March 13, 2020 resTORbio Board meeting. The Transaction Committee also discussed that the Adicet proposal provided that potential roles of certain resTORbio executives and employees with the post-closing company would be determined by resTORbio and Adicet prior to execution of the merger agreement. The Transaction Committee concluded that Mr. Schor should have an initial high-level discussion with Adicet on this topic and transition the discussion to a member of the Transaction Committee. Mr. Schor and representatives of JMP discussed seven companies that were targeted for outreach to determine whether they had renewed interest in a strategic transaction with resTORbio given the severe economic impact of the COVID-19 pandemic. The Transaction Committee approved the outreach to these companies. Mr. Schor provided an update on the potential clinical studies for RTB101 as a possible prophylaxis for COVID-19 in elderly patients.

From March 17 through 23, 2020, as authorized by the Transaction Committee, representatives of JMP had discussions with the seven companies identified at the March 17, 2020 Transaction Committee meeting and encouraged them to express an interest in a strategic transaction with resTORbio. Each of these companies again declined interest in a strategic transaction with resTORbio because they had sufficient access to cash through 2021 or were focused on other strategic priorities.

On March 19, 2020, on behalf of resTORbio, representatives of JMP sent a draft merger agreement to each of the five companies remaining in the process, and instructed the companies to submit their best and final proposals and a mark-up of the merger agreement by March 25, 2020.

From March 19 through 25, 2020, representatives of JMP and Goodwin had discussions with representatives of Company B regarding possible transaction structure alternatives for a merger transaction between the companies.

On March 20, 2020, as authorized by the Transaction Committee, Mr. Schor had a high-level discussion with an Adicet director, Michal Silverberg, regarding the potential roles of certain resTORbio executives and employees, including Mr. Schor, on the executive management team of the post-closing company.

On March 24, 2020, Company D provided a revised draft of the merger agreement. Company D did not provide a revised proposal for a merger transaction with resTORbio.

On March 24, 2020, the Transaction Committee held a meeting with members of resTORbio management and representatives of JMP and Goodwin present. Mr. Schor and representatives of JMP provided an update on the strategic process and the discussions with the five companies remaining in the strategic process. Management reported on its assessment of the results of scientific due diligence on the five companies. Management recommended that resTORbio not continue discussions with Company C and Company D because of issues identified in scientific due diligence. The Transaction Committee confirmed its agreement with management’s recommendation and directed management and its advisors to prioritize due diligence and discussions with Company A, Company B and Adicet. The Transaction Committee also authorized JMP to inform Company C that it would no longer be involved in the strategic process, and to defer on providing such notification to Company D. Mr. Schor provided an update regarding his discussion with Mr. Chimovits regarding the potential roles of certain resTORbio executives, including Mr. Schor, on the executive management team of the post-closing company. The Transaction Committee discussed the potential role of Mr. Schor as chief executive officer of the post-closing company following a transaction with Adicet or any other interested party. The Transaction Committee, following the determination of the resTORbio Board, determined that Dr. Chodakewitz should take the lead and represent resTORbio in any discussions with merger candidates regarding Mr. Schor’s potential role following the closing of a transaction and that Mr. Schor should not have any discussion regarding is post-closing employment terms with any merger candidates until negotiation of all material terms of a transaction were complete.

On March 25, 2020, Company B submitted a non-binding written proposal for a merger transaction with resTORbio. Company B’s proposal provided for a 58% and 42% ownership split for resTORbio and Company B stockholders in the post-closing company, assuming a resTORbio net cash balance of $68 million. The Company B proposal did not indicate an assumed valuation for either resTORbio or Company B. The Company B proposal provided that the resTORbio stockholders ownership split would be subject to a downward adjustment if resTORbio’s net cash balance was below an agreed upon level at the time of closing. The Company B proposal provided that prior to execution of the merger agreement, the parties would discuss the terms of retention of key roles in senior management, including Mr. Schor as chief executive officer of the post-closing company. Company B did not submit a revised draft of the merger agreement with its proposal. Following receipt of Company B’s proposal, representatives of JMP and Goodwin had discussions with representatives of Company B regarding the proposed terms and structure.

On March 25, 2020, Adicet provided a revised draft of the merger agreement and reconfirmed its March 16, 2020 proposal to representatives of JMP.

On March 25 and 26, 2020, Dr. Chodakewitz corresponded with Ms. Silverberg, regarding Mr. Schor’s potential role with the post-closing company as well as the potential roles of other resTORbio executives on the executive management team of the post-closing company.

Also on March 25, 2020, as authorized by the Transaction Committee, representatives of JMP informed Company C that resTORbio had determined not to pursue a strategic transaction with Company C and that it would no longer be involved in resTORbio’s strategic process.

On March 26, 2020, Company A submitted a revised non-binding term sheet for a merger transaction with resTORbio. Company A’s term sheet provided for a 52.5% and 47.5% ownership split for resTORbio and Company A in the post-closing company, assuming a resTORbio net cash balance of $65 million. Company A’s term sheet did not indicate an assumed valuation for either resTORbio or Company A. Company A’s term sheet indicated that Company A’s net cash balance at closing would be less than $1 million. Company A’s term sheet also provided that Mr. Schor would be the chief executive of the post-closing company. On March 27, 2020, Company A provided a revised draft of the merger agreement.

On March 27, 2020, the Transaction Committee held a meeting with members of resTORbio management and representatives of JMP and Goodwin present. Mr. Schor and representatives of JMP provided an update regarding the recent discussions with Company A, Company B and Adicet. Management provided assessments of the scientific diligence and expected post-closing financing needs of each of these companies. Representatives of JMP reviewed preliminary financial information regarding the most recent proposals from each of Company A, Company B and Adicet. Representatives of Goodwin reviewed the status of merger agreement and term sheet discussions with each of Company A, Company B and Adicet. Management provided an update regarding the potential clinical studies for RTB101 as a possible prophylaxis for COVID-19 in elderly patients and reported that a governmental agency had expressed an interest in funding such a study. Dr. Chodakewitz provided an update on his discussions with Ms. Silverberg regarding Mr. Schor’s potential role with the post-closing company as well as the potential roles of other resTORbio executives on the executive management team of the post-closing company.

On March 31, 2020, each of Company A, Company B and Adicet presented detailed information to the resTORbio Board and management on their drug development candidates, including clinical, regulatory, preclinical, intellectual property, market opportunity information, commercial assessment work, financial models, management synergies, valuation, potential ownership splits and rationale for a merger with resTORbio, as well as key milestones and cash projections to achieve these milestones.

Also on March 31, 2020, the resTORbio Board met to discuss, among other things, the merger proposals. Members of resTORbio management and representatives of JMP and Goodwin were present. Representatives of Goodwin discussed with the resTORbio Board the disclosure that JMP provided regarding its relationships with Company A, Company B and Adicet. The JMP disclosure indicated that JMP did not have any relationships with any of the companies.

The resTORbio Board discussed, with the assistance of representatives of JMP and management, the presentations by each of Company A, Company B and Adicet. Management provided assessments of the scientific diligence and expected post-closing financing needs of each of these companies. Management discussed that it and the Transaction Committee had deprioritized Company C and Company D due to scientific due diligence concerns. Representatives of JMP reviewed preliminary financial information regarding the most recent proposals from each of Company B, Company A and Adicet. Representatives of JMP also discussed that the expected net cash balances of Company A and Company B at closing were expected to be less than $1 million and less than zero, respectively. Representatives of JMP discussed that each of the seven additional companies they contacted to test renewed interest in a strategic transaction with resTORbio had declined interest. Representatives of Goodwin reviewed the respective terms of the revised draft merger agreements related to each of the proposals. Representatives of Goodwin provided an overview of the fiduciary duties of resTORbio’s directors and the legal standards applicable to their decisions and actions in evaluating and responding to the proposals and the resTORbio Board’s consideration of any alternatives, including remaining as a standalone company. The resTORbio Board and management reviewed the merits of a possible business combination with each of Company A, Company B and Adicet, including strategic fit, long-term growth platform, short- and long-term financial benefits, cultural fit and views of the strengths of the various companies, and other factors affecting whether to enter into a reverse merger transaction with each of the companies. The resTORbio Board discussed that each of the three proposals contemplated roles for Mr. Schor and other resTORbio executives following the closing, and that Dr. Chodakewitz had taken the lead in these discussions with Adicet.

Management provided an update regarding the potential clinical studies for RTB101 as a prophylaxis for COVID-19 in elderly patients and the perceived level of interest that each of Company A, Company B and Adicet had in continuing the COVID-19 studies after execution of a merger agreement. The resTORbio Board also considered the possibility of resTORbio remaining as an independent company to conduct the potential RTB101 COVID-19 trials, and determined that such alternative would not be in the best interest of stockholders due to the belief that the prospects for the success of the studies was speculative in comparison to the value resTORbio stockholder would receive in a merger transaction on the terms proposed by any of Company A, Company B or Adicet.

The independent directors participating in the meeting met in executive session with representatives of Goodwin present. The independent directors believed that the level of ownership for resTORbio stockholders being proposed by each of Company A, Company B and Adicet could be in a range that would provide substantial value to resTORbio stockholders, and that it had received the best and final proposals from each of Company A, Company B, and Adicet. The independent directors concluded that based on the criteria and the discussions at the board meetings, Adicet’s proposal represented the best alternative to further enhance stockholder value. This conclusion was based on, among other things, the independent directors’ view of the valuation of the potential merger candidates, and that Adicet was the most attractive candidate because of its off-the-shelf gamma delta CAR-T cell therapy platform resulting in a potential pipeline of clinical candidates, and their belief that a merger with Adicet will create more value for resTORbio stockholders than any of the other proposals that the resTORbio Board had received or that resTORbio could create as a standalone company. The independent directors also discussed that they did not have any preconceived notions as to the composition of the executive management team of the post-closing company and that the goal was to reach agreement on the executive management team that would best serve the post-closing publicly traded company.

Mr. Schor then rejoined the meeting. The resTORbio Board determined that JMP should inform Adicet that it was selected to enter into a reverse merger transaction with resTORbio provided that the parties could reach agreement on certain key provisions in Adicet’s revised draft of the merger agreement, including that current investors in Adicet would commit to providing additional funding to the post-closing company and that resTORbio would be able to commence and continue the RTB101 COVID-19 studies following the execution of the merger agreement. The resTORbio Board also determined that JMP, following indication from Adicet that it would agree to the conditions discussed above, inform Company A, Company B and Company D that the resTORbio Board had selected another party for a strategic transaction. The resTORbio Board also instructed resTORbio management, representatives of JMP and Goodwin to work with Adicet and its representatives to finalize the merger agreement and related documents as expeditiously as possible. The resTORbio Board authorized management to enter into a mutual exclusivity agreement with Adicet, subject to further approval by the Transaction Committee.

On April 1, 2020, as directed by the resTORbio Board, a representative of JMP and Mr. Schor had a discussion with Mr. Chimovits and informed him that the resTORbio Board had determined to move forward with Adicet provided that the parties could reach agreement on certain key provisions in Adicet’s revised draft of the merger agreement, including that current investors in Adicet would commit to providing additional funding to the post-closing company and that resTORbio would be able to commence and continue a RTB101 COVID-19 study following the execution of the merger agreement. The representative of Adicet indicated that he would convey these requests to the Adicet Board. Following this discussion, representatives of JMP, Goodwin, and resTORbio management and the Transaction Committee discussed Adicet’s responses, and determined the responses were acceptable to continue discussions with Adicet, enter into exclusivity with Adicet, and inform Company A and Company B that the resTORbio Board had selected another party for a strategic transaction.

Also on April 1, 2020, as directed by the resTORbio Board, JMP had discussions with each of Company A, Company B and Company D, and informed them that resTORbio had selected another company with which to pursue a strategic transaction and that they would no longer be involved in resTORbio’s strategic process.

On April 3, 2020, resTORbio announced that it would postpone enrollment in the fifth cohort of its ongoing Phase 1b/2a trial of RTB101 in patients with Parkinson’s disease due to the COVID-19 level 4 alert in New Zealand, where all non-essential services have been closed and people were instructed to stay home.

On April 3, 2020, the Transaction Committee held a meeting with members of resTORbio management and representatives of JMP and Goodwin present. Representatives of JMP provided an update regarding the recent discussions with Adicet. Representatives of JMP reported that investors of Adicet would agree to place $15 million in escrow at closing that would become part of a larger future financing of the post-closing company and that Adicet had requested more information regarding resTORbio’s planned RTB101 COVID-19 trials. The Transaction Committee discussed that if the RTB101 COVID-19 trials were successful then it could be an opportunity for the post-closing company to realize additional value, and that a disproportionately large portion of any such value should go to the resTORbio stockholders rather than all stockholders of the post-closing company on a pro rata basis. Accordingly, the Transaction Committee discussed seeking a contingent value right (referred to as a “CVR”) for resTORbio stockholders with respect to the potential commercialization of RTB101 as a prophylaxis for COVID-19. Following discussion, the Transaction Committee directed management and JMP to propose to Adicet that such a CVR be added as a component of the merger transaction.

On April 3, 2020, as authorized by the Transaction Committee, resTORbio executed a mutual exclusivity agreement with Adicet pursuant to which the parties agreed to negotiate exclusively until April 20, 2020.

On April 3, 2020, Goodwin provided a revised draft of the merger agreement to Adicet’s outside counsel, Morrison & Foerster LLP (referred to as “Morrison & Foerster”). Also that day, as directed by the Transaction Committee, a representative of JMP had a discussion with Mr. Chimovits and proposed adding a CVR for RTB101 as a prophylaxis for COVID-19 to the merger transaction. Mr. Chimovits indicated that Adicet would be reluctant to alter the terms of the proposed transaction.

From April 3 through 28, 2020, representatives of resTORbio, JMP, Goodwin, Adicet and Morrison & Foerster, had various telephonic meetings to finalize the confirmatory due diligence of the parties and discuss open points in the merger agreement and related documents.

From April 5 through 28, 2020, representatives of Goodwin, at the direction of the resTORbio Board and with input from resTORbio management and with the benefit of the views of the directors provided at the resTORbio Board and Transaction Committee meetings, and Adicet’s representatives and Morrison & Foerster exchanged drafts and participated in discussions regarding the terms of the merger agreement and related documents. The items negotiated with respect to the merger agreement and related documents included, among other things: the representations and warranties to be made by the parties; the restrictions on the conduct of the parties’ businesses until completion of the transaction; the definitions of material adverse effect; the conditions to completion of the merger; the obligation of certain Adicet investors to provide additional funding to the post-closing company; the terms of the CVR agreement by which the resTORbio stockholders would be issued a CVR with respect to potential commercialization of RTB101 as a prophylaxis for COVID-19; the provisions regarding resTORbio’s employee benefit plans, severance and other compensation matters; the composition of the board of directors and executive management team of the post-closing company; the remedies available to each party under the merger agreement, including the triggers of the termination fee and expense reimbursement payable to each of the parties; the amounts of the termination fees and expense reimbursements; and which equityholders of each of the parties would be required to execute voting agreements concurrent with the execution of the merger agreement.

On April 7, 8 and 9, 2020, the Transaction Committee held meetings with members of resTORbio management and representatives of JMP and Goodwin present. Management and representatives of JMP and Goodwin provided updates on the merger agreement discussions with Adicet and their representatives. The Transaction Committee provided feedback to resTORbio management, JMP and Goodwin regarding the key open points in the merger agreement and related documents, including a draft term sheet for the proposed CVR. The Transaction Committee authorized providing the CVR term sheet to Adicet (as described below) and discussed Adicet’s reaction to the CVR term sheet.

From April 7 through 23, 2020, as authorized by the Transaction Committee, Dr. Chodakewitz had discussions with representatives of Adicet regarding Mr. Schor’s potential role as chief executive officer of the post-closing company, as well as the composition of the executive management team of the post-closing company. Mr. Schor participated in certain of these discussions. During these discussions representatives of Adicet indicated that Adicet would consider Mr. Schor serving as chief executive officer of the post-closing company. During these discussions Dr. Chodakewitz indicated that the resTORbio Board did not have any preconceived notions as to the composition of the executive management team of the post-closing company and that the resTORbio Board wanted to reach agreement with Adicet on an executive management team that would best serve the post-closing publicly traded company. These discussions did not result in any definitive agreements with Adicet regarding new employment terms for Mr. Schor or any other resTORbio employees following the closing of the merger; however, Adicet and Mr. Schor agreed that they would attempt to reach agreement on the terms of his employment as the chief executive officer of the post-closing company between the signing and closing of the merger agreement.

On April 8, 2020, as authorized by the Transaction Committee, representatives of JMP sent a CVR term sheet to Adicet. The CVR term sheet provided that 70% of the net proceeds from the commercialization of RTB101 as a prophylaxis for COVID-19 would be distributed to the resTORbio stockholders of record as of the closing to the extent that a commercialization agreement was entered into within 24 months following the closing.

On April 8, 2020, Mr. Chimovits informed Mr. Schor that Adicet was not interested in including the proposed CVR in the merger transaction because it believed it could create a distraction for the board and management of the post-closing company.

On April 9, 2020, the resTORbio Board met to discuss, among other things, the CVR proposal. Members of resTORbio management and representatives of JMP and Goodwin were present. Mr. Schor and representatives of JMP provided an update on the recent discussions with Adicet regarding the merger agreement and that Adicet had a negative response to resTORbio’s CVR proposal. Management discussed their efforts regarding the RTB101 COVID-19 studies and the expected timetable for commencing and conducting the studies.

The independent directors participating in the meeting met in executive session with representatives of JMP and Goodwin present. The independent directors continued discussion of the CVR proposal and the discussions with Adicet. Following discussion, the independent directors determined to insist on the CVR or another mechanism whereby the resTORbio stockholders would realize a large portion of any value resulting from the commercialization of RTB101 as a prophylaxis for COVID-19 within a reasonable period following the closing. Management then rejoined the meeting. The resTORbio Board directed management and JMP to inform Adicet of its decision. Following the meeting, representatives of JMP informed Mr. Chimovits of the resTORbio Board’s position regarding the CVR.

On April 9 and 11, 2020, the Transaction Committee held meetings with members of resTORbio management and representatives of JMP and Goodwin present. Management and representatives of JMP provided updates regarding the discussions with Adicet on the merger agreement and the CVR proposal. The Transaction Committee, with the assistance of management and representatives of JMP and Goodwin, discussed potential alternatives to a CVR that would achieve similar results for the benefit of resTORbio stockholders. Following these discussions, the Transaction Committee concluded that the CVR was the most efficient mechanism but they would be open to considering alternatives if proposed by Adicet.

On April 11, 2020, Mr. Chimovits indicated to Mr. Schor and a representative of JMP that if Adicet were to accept a CVR or any potential alternatives that would achieve similar results for the benefit of resTORbio stockholders, Adicet would insist on an increase in the ownership split in the reverse merger for Adicet equityholders in the post-closing company, and that any distribution of proceeds under the CVR to resTORbio equityholders would expire at the end of 2020.

On April 12, 2020, Mr. Schor and representatives of JMP had discussions with Mr. Chimovits regarding the CVR and potential alternatives to the CVR. During this discussion, Mr. Chimovits again indicated that if Adicet were to accept a CVR, Adicet would insist on an increase in the ownership split in the reverse merger for Adicet equityholders in the post-closing company. Later that day, a representative of JMP provided the terms of a revised CVR proposal to Mr. Chimovits. The revised proposal provided for a revised ownership split in the reverse merger to a 72.1% to 72.8% ownership split for Adicet equityholders in the post-closing company, which would result in a 27.9% to 27.2% ownership split for resTORbio equityholders in the post-closing company. The revised proposal provided that 65% of the net proceeds from the commercialization of RTB101 as a prophylaxis for COVID-19 would be distributed to the resTORbio stockholders of record as of the closing to the extent that a commercialization agreement was entered into within 12 months following the closing.

On April 15, 2020, Mr. Schor and a representative of JMP had a discussion with Mr. Chimovits who provided a verbal counterproposal regarding the CVR. The counterproposal provided that 100% of the net proceeds from the commercialization of RTB101 as a prophylaxis for COVID-19 would be distributed to the resTORbio stockholders as of the closing to the extent that positive trial results were obtained by the end of September 2020 and a commercialization agreement was entered into within the following nine months. The counterproposal also provided that the parties would agree on a budget for the costs of the COVID-19 clinical trials and the post-closing company’s expenses and overhead would be reimbursed before any payments were made to resTORbio stockholders. The counterproposal provided for a revised ownership split in the reverse merger to a 75% and 25% ownership split for Adicet and resTORbio equityholders in the post-closing company. Later that day, Mr. Chimovits provided the terms of this counterproposal in writing.

On April 15, 2020, the resTORbio Board met to discuss, among other things, the CVR. Members of resTORbio management and representatives of JMP and Goodwin were present. Mr. Schor and representatives of JMP provided an update on the recent discussions with Adicet regarding the CVR. The resTORbio Board discussed Adicet’s CVR counterproposal. Management provided an update on its efforts regarding the RTB101 COVID-19 studies, including its expected $3.0 million budget for the costs of the COVID-19 clinical trials in addition to personnel costs. Representatives of JMP reviewed certain preliminary financial information, subject to various assumptions, regarding the potential value of RTB101 as a successful prophylaxis for COVID-19 for resTORbio stockholders in a standalone company and in a combined company with Adicet.

The independent directors participating in the meeting met in executive session with representatives of JMP and Goodwin present. The independent directors continued the discussion regarding Adicet’s CVR counterproposal. The independent directors believed that Adicet would not improve upon its latest CVR offer and that asking for an improvement would put at risk the ongoing negotiations with Adicet to finalize the terms of the merger agreement. In light of these discussions, the independent directors determined that accepting the CVR on the terms counter proposed by Adicet, and including a $3.0 million budget for the costs of the COVID-19 clinical trials in addition to personnel costs, was in the best interest of the resTORbio stockholders. The independent directors directed management and its advisors to work as expeditiously as possible to execute the transaction with Adicet on these terms.

On April 16, 2020, as directed by the resTORbio Board, Mr. Schor and representatives of JMP had a discussion with Mr. Chimovits regarding the terms of the CVR, including the related $3.0 million budget for the costs of the COVID-19 clinical trials in addition to personnel costs. During this discussion, Mr. Schor indicated there were two possible RTB101 COVID-19 studies that resTORbio wanted to conduct. The Adicet representative indicated that Adicet did not intend the CVR to cover more than one RTB101 COVID-19 study and did not want to increase the budget for an additional study. Mr. Schor indicated that he would discuss this matter with the resTORbio directors.

On April 17 and 18, 2020, the resTORbio Board met to discuss, among other things, the CVR. Members of resTORbio management and representatives of JMP and Goodwin were present. Mr. Schor and representatives of JMP provided an update on the recent discussions with Adicet regarding the CVR. Management provided an update on the efforts regarding the two potential RTB101 COVID-19 studies. The resTORbio Board discussed Adicet’s contention that the CVR cover only one RTB101 COVID-19 study. The resTORbio Board also discussed its preference that the CVR provide that net proceeds would be distributed to the resTORbio stockholders after the closing to the extent that a commercialization agreement was entered into by September 2021, which was expected to be approximately 12 months after the closing.

The independent directors participating in the meetings met in executive sessions with representatives of Goodwin present. Following discussion, the independent directors instructed management to seek to have the two studies included in the CVR, but to execute the two studies under the agreed upon $3.0 million budget in addition to personnel costs, because they believed that asking for additional improvement on the CVR terms would put at risk Adicet requiring a decrease in the 25% ownership split in the post-closing company for the resTORbio stockholders. Mr. Schor rejoined the meeting and independent directors informed him of their determination.

On April 19, 2020, a representative of JMP had a discussion with Mr. Chimovits regarding the CVR and Mr. Chimovits indicated that Adicet would agree that net proceeds would be distributed to the resTORbio stockholders after the closing to the extent that a commercialization agreement was entered into by September 2021 and to have the CVR cover two RTB101 COVID-19 studies, provided that the $3.0 million budget in addition to personnel costs for such studies was not increased.

On April 20, 2020, as authorized by the Transaction Committee, resTORbio extended the mutual exclusivity agreement with Adicet pursuant to which the parties agreed to negotiate exclusively until April 27, 2020.

On April 21, 2020, the Transaction Committee held a meeting with members of resTORbio management and representatives of JMP and Goodwin present. Management and representatives of JMP provided an update on the recent discussions with Adicet on the merger agreement and the CVR.

On April 24, 2020, the resTORbio Board met to discuss, among other things, the CVR. Members of resTORbio management and representatives of JMP and Goodwin were present. Mr. Schor and representatives of JMP provided an update on the recent discussions with Adicet regarding the CVR. The resTORbio Board directed management and its advisors to continue working with Adicet and its advisors to complete the merger agreement and related documents as expeditiously as possible.

On April 25, 2020, Mr. Schor had a discussion with Ms. Silverberg and they agreed that Mr. Schor and Adicet would attempt to reach agreement on the terms of Mr. Schor’s employment as the chief executive officer of the post-closing company between the signing and closing of the merger agreement.

On April 26, 2020, as authorized by the Transaction Committee, resTORbio further extended the mutual exclusivity agreement with Adicet pursuant to which the parties agreed to negotiate exclusively until April 29, 2020.

On April 28, 2020, the Transaction Committee held a meeting with members of resTORbio management and representatives of JMP and Goodwin present. Mr. Schor and representatives of JMP provided an update on the recent discussions with Adicet on the merger agreement and the CVR. Representatives of Goodwin reported that the merger agreement and related documents were near final and ready for consideration by the resTORbio Board. Mr. Schor provided an update regarding the expected timetable for the commencement of the RTB101 COVID-19 studies.

Later on April 28, 2020, the resTORbio Board held a meeting to discuss the terms of the proposed transaction with Adicet. Members of management and representatives of JMP and Goodwin were present. Management discussed the findings of its confirmatory due diligence of Adicet. Representatives of Goodwin reviewed the fiduciary duties of the resTORbio Board with respect to the proposed merger with Adicet. Representatives of Goodwin provided an overview of the negotiation process to date with Adicet’s representatives, as well as a presentation regarding the material terms of the draft merger agreement, the draft CVR agreement (including the related budget of $3.0 million for the costs of the COVID-19 clinical trials in addition to personnel costs), the draft voting agreement and draft lock-up agreement. Representatives of JMP and Goodwin discussed with the resTORbio Board that the exchange ratio in the merger agreement which provided for a 75% and 25% ownership split for the Adicet and resTORbio equityholders in the post-closing company, was based on an assumed $73.3 million valuation of resTORbio and an assumed $220 million valuation for Adicet. Representatives of JMP and Goodwin also discussed with the resTORbio Board that at closing the resTORbio stockholders of record would be issued a CVR regarding the net proceeds from the commercialization of RTB101 as a prophylaxis for COVID-19 pursuant to the CVR agreement to be executed at closing.

Management discussed resTORbio’s cash burn and cash position. Management also discussed an analysis of a potential liquidation of resTORbio prepared by resTORbio, including the potential timeline for liquidation and an estimate, subject to various assumptions, of the amount that would be distributable to resTORbio stockholders in this scenario (which is summarized below under the section entitled “The Merger—Unaudited Prospective Financial Information—Summary of the resTORbio Liquidation Analysis” beginning on page 183 of this proxy statement/prospectus/information statement, and referred to as the “liquidation plan”). In the context of reviewing the liquidation plan, the resTORbio Board discussed the risks, challenges, and strategic opportunities facing resTORbio. Following discussion and questions of management regarding various matters relating to the liquidation plan, including the assumptions on which the liquidation plan was based, the resTORbio Board approved the liquidation plan for use by JMP in conducting its financial analyses of resTORbio.

The resTORbio Board discussed that resTORbio and Adicet had agreed that Mr. Schor would serve as the chief executive officer and a director of the post-closing company and that he and Adicet expected to agree upon his post-closing employment terms between signing and closing of the merger agreement. The resTORbio Board also discussed that Dr. Chodakewitz would serve as a director of the post-closing company and that certain other resTORbio executives would have roles with the post-closing company, which are described in the section entitled “The Merger—Interests of resTORbio’s Directors and Executive Officers in the Merger” beginning on page 192 of this proxy statement/prospectus/information statement.

Representatives of JMP reviewed certain financial matters concerning Adicet and the proposed merger and rendered the oral opinion of JMP, which was subsequently confirmed by the delivery of a written opinion dated April 28, 2020, to the resTORbio Board to the effect that as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in its written opinion, the Exchange Ratio (as defined in the merger agreement) was fair, from a financial point of view, to the holders of resTORbio Common Stock (as more fully described in the section entitled “The Merger—Opinion of the resTORbio Financial Advisor” beginning on page 186 of this proxy statement/prospectus/information statement).

The independent directors participating in the meeting then met in executive session with represents of Goodwin present to further discuss the terms of the proposed transaction with Adicet.

Management and representatives of JMP then rejoined the meeting. After further discussing the advantages and risks of the proposed transaction that are described in the section entitled “The Merger—resTORbio Reasons for the Merger” beginning on page 177, and based on the discussions and deliberations at the resTORbio Board meetings and Transaction Committee meetings and after receiving the Transaction Committee’s favorable recommendation of the merger, the resTORbio Board determined unanimously by those directors voting that the merger agreement and the transactions contemplated by the merger agreement were fair to, and in the best interests of, resTORbio and its stockholders, approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, authorized management to execute the merger agreement on behalf of resTORbio, and resolved to recommend that the resTORbio stockholders vote to approve the issuance of the shares of resTORbio common stock in connection with the merger. Mr. Silverstein abstained from this vote because of OrbiMed’s aforementioned equity investment in Adicet.

Later on April 28, 2020, the parties finalized and executed the merger agreement, the voting agreements and the lock-up agreements, including affiliates of OrbiMed executing a voting agreement and lock-up agreement.

On the morning of April 29, 2020, prior to the opening of trading on the Nasdaq market, resTORbio and Adicet issued a joint press release announcing their entry into the merger agreement and made available an investor presentation regarding the proposed transaction.

Historical Background for Adicet

The following chronology summarizes certain additional key meetings and events of Adicet that led to the signing of the merger agreement. The following chronology does not purport to catalogue every conversation among the Adicet Board, the Adicet Special Committee (as defined below), members of Adicet management or Adicet’s directors, representatives and other parties.

The Adicet Board and executive management team regularly review and discuss Adicet’s operating and strategic plans, both near-term and long-term. These reviews and discussions focus on, among other things, the opportunities and risks associated with Adicet’s business and financial condition, including potential strategic and financing transactions to enhance stockholder value.

On January 16, 2020, the Adicet Board held a meeting at which representatives of Adicet management and Morrison & Foerster were present at which, among other things, Dr. Singhal and Adicet directors discussed the meetings between Mr. Schor and Adicet management and directors in January 2020 and the public announcement that the top line data for resTORbio’s lead product candidate had failed to meet the primary endpoint of a Phase 3 clinical trial. Following such discussions, the Adicet Board confirmed its desire to have Adicet’s management and directors continue preliminary discussions regarding exploring strategic options between the companies. At such meeting, Dr. Gordon and Mr. Chimovits, each partners at OrbiMed, disclosed to the Adicet Board that OrbiMed had an equity position in resTORbio and Ms. Silverberg, a partner at Novartis Venture Fund, disclosed that an affiliate of Novartis had an equity position in and a commercial relationship with resTORbio.

Following such meeting, at the direction of the Adicet Board, Adicet’s management and directors continued preliminary discussions and diligence with resTORbio regarding the possibility of a potential reverse merger transaction with resTORbio and the potential terms and structure of such transaction.

On March 15, 2020, the Adicet Board held a telephonic meeting at which a representative of Morrison & Foerster was present to discuss, among other matters, a possible merger with resTORbio, the status of the ongoing preliminary discussions between the parties, the proposed terms of an indication of interest from Adicet regarding the transaction, the potential operations and management of the combined companies and other strategic alternatives, including remaining as a standalone company. At such meeting, a representative of Morrison & Foerster provided an overview of the fiduciary duties of directors and the legal standards applicable to their decisions and actions in connection with the foregoing and consideration of other strategic alternatives, and discussed the previously disclosed overlapping ownership and commercial interests of certain directors and their affiliates in Adicet and resTORbio. The Adicet Board (with Dr. Gordon, Mr. Chimovits and Ms. Silverberg recusing themselves) then unanimously by those directors voting approved (i) the formation of a special committee of the Adicet Board regarding the transaction composed of Aya Jakobovits, Donald Santel, Yair Schindel and Asish Xavier, each a disinterested director (referred to as the “Adicet Special Committee”), (ii) the submission of an indication of interest by Adicet to resTORbio and (iii) authorization of Adicet’s management and directors proceeding to negotiate definitive terms for a transaction designed to enhance stockholder value.

From such date until the execution of the definitive merger agreement on April 28, 2020, Adicet, its executive officers, directors and advisors performed extensive due diligence on resTORbio and on the potential merger and negotiated the terms and conditions of the merger, including exchanging numerous calls, messages and drafts of the merger agreement and related documents both internally and with resTORbio and its advisors.

On March 22, 2020, the Adicet Special Committee and the Adicet Board held a joint telephonic meeting with a representative of Morrison & Foerster and Ms. Nursella present to further discuss the merger, the draft merger agreement provided by resTORbio, the potential operations and management of the combined companies and related matters.

On April 1, 2020, the Adicet Special Committee and the Adicet Board held a joint telephonic meeting with a representative of Morrison & Foerster present to further discuss the merger, exclusivity, changes to certain terms proposed by resTORbio and related matters, including resTORbio’s proposals regarding Adicet investors providing additional funding and resTORbio being able to commence and continue its RTB101 COVID-19 studies following the execution of the merger agreement.

On April 6, 2020, the Adicet Special Committee and the Adicet Board held a joint telephonic meeting with a representative of Morrison & Foerster and Ms. Nursella present to further discuss the merger, the revised merger agreement provided by resTORbio, resTORbio’s request for Adicet investors providing additional funding and related matters.

On April 13, 2020, the Adicet Special Committee and the Adicet Board held a joint telephonic meeting with a representative of Morrison & Foerster and Ms. Nursella present to further discuss the merger, the revised merger agreement provided by resTORbio, the proposal for inclusion of a CVR from resTORbio, potential alternatives to inclusion of the CVR and related matters.

On April 14, 2020, the Adicet Special Committee and the Adicet Board held a joint telephonic meeting with a representative of Morrison & Foerster and Ms. Nursella present to further discuss the merger, the terms of the proposed CVR, potential alternatives to the proposed CVR and related matters.

On April 16, 2020, the Adicet Board held a telephonic meeting with a representative of Morrison & Foerster and Ms. Nursella present. At the meeting, among other matters, the Adicet Board and members of the Adicet Special Committee discussed the merger, the proposed CVR, the potential operations and management of the combined companies and related matters.

On April 19, 2020, the Adicet Special Committee and the Adicet Board held a joint telephonic meeting with a representative of Morrison & Foerster, representatives of Perkin Coie LLP, Adicet’s external licensing counsel, and Ms. Nursella present to further discuss the merger, the proposed CVR and CVR Agreement from resTORbio, an extension of exclusivity, strategic alternatives and risks related to the proposed transaction, the combined company board of directors and related matters.

On April 28, 2020, the Adicet Special Committee held a telephonic meeting with representatives of Morrison & Foerster and Ms. Nursella present to further discuss the merger and certain related matters. At such meeting, the Adicet Special Committee unanimously approved resolutions: (i) determining that the merger and the transactions contemplated thereby were fair to, advisable and in the best interests of Adicet and its stockholders and (ii) recommending that the Adicet Board approve the merger, authorize the entry by Adicet into the merger agreement and approve certain other related agreements, actions and matters. Following such meeting, on April 28, 2020, the Adicet Board held a telephonic meeting with representatives of Morrison & Foerster and Ms. Nursella present to further discuss the merger and certain related matters. At such meeting, on the basis of the advantages and risks of the proposed transaction that are described in the section entitled “The Merger—Adicet Reasons for the Merger” beginning on page 179 of this proxy statement/prospectus/information statement and based on the discussions and deliberations at the Adicet Board meetings and Adicet Special Committee meetings and the Adicet Special Committee’s favorable recommendation of the merger, the Adicet Board (with Dr. Gordon, Mr. Chimovits and Ms. Silverberg recusing themselves) approved resolutions unanimously by those directors voting: (a) determining that the merger and the transactions contemplated thereby were fair to, advisable and in the best interests of Adicet and its stockholders, (b) approving the merger and the transactions contemplated thereby and authorizing the entry by Adicet into the merger agreement, (c) approving certain other related agreements, actions and matters and (d) recommending that, upon the terms and subject to the conditions set forth in the merger agreement, the stockholders of Adicet vote to adopt the merger agreement and thereby approve the merger agreement and the transactions contemplated thereby. At the commencement of each such meeting, a representative of Morrison & Foerster reviewed with the Adicet Special Committee and the Adicet Board their fiduciary duties as directors in connection with the foregoing and consideration of strategic alternatives and reminded the Adicet Board of certain interests of certain directors and their affiliates in both parties and the steps taken in light of the foregoing, including the formation of the Adicet Special Committee and such directors’ recusal from applicable votes of the Adicet Board.

resTORbio Reasons for the Merger

In the course of its evaluation of the merger, the merger agreement and related agreements, the resTORbio Board held numerous meetings, consulted with its management, legal counsel and its financial advisor and reviewed a significant amount of information and, in reaching its decision to approve the merger and the merger agreement, the resTORbio Board considered a number of factors, including, among others, the following factors:

•

resTORbio’s business, financial performance (both past and prospective) and its financial condition, results of operation (both past and prospective), business and strategic objectives, as well as the risks of accomplishing those objectives;

•

resTORbio’s business and financial prospects if it were to remain an independent company and the resTORbio Board’s determination that resTORbio could not continue to operate as an independent company and needed to enter into an agreement with a strategic partner;

•

the possible alternatives to the merger, the range of possible benefits and risks to the resTORbio stockholders of those alternatives and the timing and the likelihood of accomplishing the goal of any of such alternatives and the resTORbio Board’ assessment that the merger presented a superior opportunity to such alternatives for resTORbio stockholders;

•

the resTORbio Board’s view of the valuation of the potential merger candidates. In particular, the resTORbio Board’s view that Adicet was the most attractive candidate because of its off-the-shelf gamma delta CAR-T cell therapy platform resulting in a potential pipeline of clinical candidates, and the resTORbio Board’s belief that the merger would create a publicly traded company focused on the development of Adicet’s off-the-shelf allogeneic gamma delta T cell therapies for oncology and other indications, and its belief that the merger with Adicet will create more value for resTORbio stockholders than any of the other proposals that the resTORbio Board had received or that resTORbio could create as a standalone company;

•

the ability of resTORbio stockholders to participate in the future growth potential of the combined company following the merger, while potentially receiving all net proceeds derived from the commercialization of RTB101 for prophylaxis for COVID-19 on account of the CVR Agreement to be executed at the closing of the merger;

•	that the combined company will be led by an experienced senior management team, with Mr. Schor serving as the chief executive officer;

•

the results of discussions with third parties relating to a variety of strategic transactions, including a licensing transaction and possible business combination or similar transaction with resTORbio;

•

the process undertaken by the resTORbio Board in connection with pursuing a strategic transaction and the terms and conditions of the proposed merger, in each case considering the current market dynamics;

•

current financial market conditions, including the impact of the coronavirus pandemic on global financial markets, and historical market prices, volatility and trading information with respect to resTORbio common stock;

•

the potential for obtaining a superior offer from an alternative purchaser considering the other potential strategic buyers previously identified and contacted by or on behalf of resTORbio and the risk of losing the proposed transaction with Adicet;

•	the terms of the merger agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination rights of the parties;

•

the financial analysis presented by JMP to the resTORbio Board on April 28, 2020 and JMP’s opinion, dated April 28, 2020, to the resTORbio Board that, as of such date, based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in such opinion, the Exchange Ratio (as defined in the merger agreement) was fair from a financial point of view, to the holders of resTORbio Common Stock (as more fully described in the section titled “The Merger—Opinion of resTORbio’s Financial Advisor”);

•	the likelihood that the merger would be consummated;

•

the merger agreement, subject to the limitations and requirements contained in the merger agreement, provides the resTORbio Board with flexibility to furnish information to and conduct negotiations with third parties in certain circumstances and, upon payment to Adicet of a termination fee of $6,100,000 (which the resTORbio Board believes is reasonable under the circumstances) to terminate the merger agreement, to accept a superior proposal; and

•

the reasonableness of the potential reimbursement of certain transaction expenses of up to $1,000,000, which could become payable by either resTORbio or Adicet if the merger agreement is terminated in certain circumstances.

In the course of its deliberations, the resTORbio Board also considered, among other things, the following negative factors:

•	the possibility that the merger will not be consummated and the potential negative effect of the public announcement of the merger on resTORbio’s business and stock price;

•

the possibility that RTB101 may not be successfully commercialized as a prophylaxis for COVID-19 and the potential that resTORbio stockholders would receive no consideration pursuant to the CVR Agreement;

•	the challenges inherent in the combination of the two divergent businesses of the size and scope of resTORbio and Adicet;

•

certain provisions of the merger agreement that could have the effect of discouraging proposals for competing proposals involving resTORbio, including the restrictions on resTORbio’ ability to solicit proposals for competing transactions involving resTORbio and that under certain circumstances resTORbio may be required to pay to Adicet a termination fee of $6,100,000;

•

that under certain circumstances Adicet may be required to reimburse certain transaction expenses of resTORbio of up to $1,000,000 and/or pay to resTORbio a termination fee of $6,100,000, and the likelihood the receipt of the expense reimbursement and/or termination fee from Adicet will only offset a portion of expenses incurred by resTORbio in connection with the merger;

•	the strategic direction of the combined company following the completion of the merger, which will be determined by a board of directors initially comprised of a majority of designees of Adicet;

•	the substantial fees and expenses associated with completing the merger, including the costs associated with any related litigation; and

•

the risk that the merger may not be completed despite the parties’ efforts or that the closing may be unduly delayed and the effects on resTORbio as a standalone company because of such failure or delay, and that a more limited range of alternative strategic transactions may be available to resTORbio in such an event and its likely inability to raise additional capital through the public or private sale of equity securities.

Although this discussion of the information and factors considered by the resTORbio Board is believed to include the material factors considered by the resTORbio Board, it is not intended to be exhaustive. In light of the variety of factors considered in connection with their evaluation of the merger and the complexity of these matters, the resTORbio Board did not find it practicable to and did not quantify or attempt to assign any relative or specific weights to the various factors that it considered in reaching its determination that the merger and the merger agreement are advisable and in best interests of resTORbio and its stockholders. In addition, the resTORbio Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the resTORbio Board, but rather the resTORbio Board conducted an overall analysis of the factors described above, including discussions with and questioning of resTORbio management, Goodwin and JMP.

Adicet Reasons for the Merger

In the course of reaching its decision to approve the merger, the Adicet Board held numerous meetings, consulted with its senior management, advisors and legal counsel, reviewed a significant amount of information and considered numerous reasons, including, among others:

•

Adicet’s need for capital to support the pre-clinical and clinical development of its product candidates and the potential to access public market capital, including sources of capital from a broader range of investors than it could otherwise obtain if it continued to operate as a privately-held company;

•	the expectation that the merger would be a more time- and cost-effective means to access capital than other options considered;

•	the potential to provide its current stockholders with greater liquidity by owning stock in a public company listed on Nasdaq;

•

the Adicet Board’s belief that no alternatives to the merger were reasonably likely to create greater value for Adicet’s stockholders, after reviewing the various financing and other strategic options to enhance stockholder value that were considered by the Adicet Board, including remaining as an independent company;

•

the historical operations, resources, assets, technology and reputation of resTORbio (including, without limitation, the failure of its main drug candidate to meet its primary endpoints in a previous clinical trial);

•

the projected financial position, operations, management structure, geographic locations, operating plans, cash burn rate and financial projections of the combined company, including the impact of the CVR agreement and the expected cash resources of the combined organization (including the ability to support the combined company’s current and planned clinical trials and operations);

•

the availability of appraisal rights under the DGCL to holders of Adicet’s capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Adicet capital stock as determined by the Delaware Court of Chancery;

•

the fact that shares of resTORbio common stock issued to Adicet stockholders will be registered pursuant to a registration statement on Form S-4 by resTORbio and will become freely tradable by Adicet’s stockholders who are not affiliates of Adicet and who are not parties to lock-up agreements;

•

the likelihood that the merger will be consummated on a timely basis and the viable strategic alternatives for Adicet if the merger does not occur (including, among other things, Adicet’s financial prospects and access to the capital needed to continue successful operations);

•	the terms and conditions of the merger and the merger agreement, including, without limitation, the following:

•

the determination that the expected relative percentage ownership of Adicet’ stockholders and resTORbio stockholders in the combined organization was appropriate based, in the judgment of the Adicet’s Board, on Adicet’s Board’s assessment of the approximate valuations of resTORbio and Adicet;

•	the limited number and nature of the conditions of the obligation of resTORbio to consummate the merger;

•	the rights of Adicet under the merger agreement to consider certain unsolicited acquisition proposals under certain circumstances should Adicet receive a superior proposal;

•

the belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•

the conclusion of the Adicet Board that the potential termination fee of $6.1 million, and/or expense reimbursements of up to $1 million, payable by resTORbio to Adicet and the circumstances when such fee may be payable, were reasonable;

•

the expectation that the merger will qualify as a transaction described under Section 368(a) of the Code for U.S. federal income tax purposes, with the result that Adicet’s stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of Adicet capital stock for resTORbio common stock pursuant to the merger;

•	the ability to obtain a Nasdaq listing and the change of the combined organization’s name to Adicet Bio, Inc. upon the closing of the merger;

•

the support agreements, pursuant to which certain directors, officers and stockholders of Adicet and resTORbio, respectively, have agreed, solely in their capacity as stockholders of Adicet and resTORbio, respectively, to vote all of their shares of Adicet capital stock or resTORbio common stock in favor of the adoption or approval, respectively, of the merger agreement; and

•

the determination of the Adicet Special Committee that the merger agreement, the related documents and agreements, and the transactions contemplated by the foregoing, including the merger, were advisable and are fair to and in the best interests of Adicet and its stockholders, and the recommendation of the Adicet special committee that the Adicet Board approve the foregoing.

The Adicet Board also considered a number of uncertainties and risks in its deliberations concerning the merger, including the following:

•

the risk that the merger might not be completed in a timely manner, or at all, and the potential adverse effect of the public announcement of the merger or delay or failure to complete the merger on the reputation of Adicet and the ability of Adicet to obtain financing in the future;

•

the termination fee of $6.1 million, and/or expense reimbursements of up to $1 million, payable by Adicet to resTORbio upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing a competing transaction that may be more advantageous to Adicet’s stockholders;

•

the exchange ratio used to establish the number of shares of resTORbio’s common stock to be issued to Adicet’s stockholders in the merger is fixed, and thus the relative percentage ownership of resTORbio stockholders and Adicet’s stockholders in the combined organization immediately following the completion of the merger is similarly fixed;

•	the potential reduction of resTORbio’s net cash prior to Closing;

•	the expenses to be incurred in connection with the merger and related administrative challenges associated with combining the companies;

•	the fact that the representations and warranties in the merger agreement do not survive the closing of the merger and the potential risk of liabilities that may arise post-closing;

•	the additional public company expenses and obligations that Adicet’s business will be subject to following the merger to which it has not previously been subject; and

•

various other risks associated with the company and the merger, including the risks described in the section entitled “Risk Factors” beginning on page 28 of this proxy statement/prospectus/information statement.

The foregoing information and factors considered by the Adicet Board are not intended to be exhaustive but are believed to include all of the material factors considered by the Adicet Board. In view of the wide variety of reasons considered in connection with its evaluation of the merger and the complexity of these matters, the Adicet Board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these reasons. In considering the reasons described above, individual members of the Adicet Board may have given different weight to different reasons. The Adicet Board conducted an overall analysis of the reasons described above, including thorough discussions with, and questioning of, Adicet’s management and Adicet’s legal advisors, and considered the reasons overall to be favorable to, and to support, its determination.

Unaudited Prospective Financial Information

As a matter of course, resTORbio and Adicet do not publicly disclose their respective long-term projections of future financial performance due to among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. The financial projections (as defined below) included in this proxy statement/prospectus/information statement have been prepared by, and are the responsibility of, Adicet’s and resTORbio’s management, as applicable.

PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying financial projections and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this document relates to Adicet’s previously issued financial statements. It does not extend to the financial projections and should not be read to do so.

KPMG LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying financial projections and, accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto. The KPMG LLP report included in this document relates to resTORbio’s previously issued financial statements. It does not extend to the financial projections and should not be read to do so.

Summary of the Adicet Projections

In connection with its evaluation of the merger, Adicet senior management prepared certain non-public, unaudited projections of financial performance for Adicet for fiscal years 2020 through 2022 (referred to as the “Adicet projections”). The Adicet projections were composed of two scenarios: one in which Adicet would engage in additional partnering development of one or more of its product candidates, which would include significant milestone payments from such partner and the sharing of development costs (referred to as the “partnering Adicet projections”) and one in which Adicet would not engage in such partnering (referred to as the “non-partnering Adicet projections”).

The Adicet projections were developed under the assumption of continued standalone operation and did not give effect to any changes or expenses as a result of the merger or any other effects of the merger or any impact should the merger fail to be consummated. The following table presents a summary of the Adicet projections. The summary below is included solely to give stockholders access to certain non-public, unaudited projections of financial performance that were made available by Adicet to resTORbio on or about March 5, 2020 for purposes of resTORbio preparing the combined company projections (as defined below), and is not included in this proxy statement/prospectus/information statement to influence a stockholder’s decision whether to vote for the merger proposal or to vote for adopting and approving the merger agreement and the contemplated transactions, as applicable, or for any other purpose.

($ in millions)
	2020E	2021E	2022E
Non-partnering Adicet projections
Total Operating Expenses	$(45.6)	$(58.3)	$(65.8)
Cash Flow/(Burn)	$(16.6)	$(59.1)	$(64.2)
Cash Balance	$59.1	$0.2	$(64.1)
Partnering Adicet projections
Total Operating Expenses	$(45.6)	$(55.3)	$(56.8)
Cash Flow/(Burn)	$(16.6)	$13.9	$96.7
Cash Balance	59.1	$73.1	$169.8

Summary of the Combined Company Projections

In connection with its evaluation of the merger, resTORbio senior management prepared certain non-public, unaudited projections of financial performance relating to resTORbio and Adicet as a combined company, assuming completion of the merger, for the fourth quarter of fiscal year 2020, and for fiscal years 2021 and 2022 (referred to as the “combined company projections”). The combined company projections were prepared by resTORbio senior management by adjusting the non-partnering Adicet projections by adding, among other things, (i) incremental personnel costs (retained resTORbio personnel), (ii) incremental lease costs, (iii) costs associated with COVID-19 studies, and (iv) costs associated with being a public company.

The following table presents a summary of the combined company projections. The summary below is included solely to give stockholders access to certain non-public, unaudited projections of financial performance that were made available by resTORbio to Adicet and JMP on or about April 27, 2020 for purposes of due diligence, and is not included in this proxy statement/prospectus/information statement to influence a stockholder’s decision whether to vote for the merger proposal or to vote for adopting and approving the merger agreement and the contemplated transactions, as applicable, or for any other purpose.

($ in millions)	Q4 2020E	2021E	2022E
Combined company projections
Total Operating Expenses	$(13.3)	$(65.4)	$(70.2)
Cash Flow/(Burn)	$(11.0)	$(64.9)	$(69.9)
Pro-forma Cash Balance	$83.5	$18.6	$(51.1)

Summary of the resTORbio Liquidation Analysis

In connection with its evaluation of the merger, resTORbio senior management prepared certain non-public, unaudited projections of financial condition relating to resTORbio as of September 30, 2020 (referred to as the “resTORbio liquidation analysis” and, together with the Adicet projections and the combined company projections, the “financial projections”). The resTORbio liquidation analysis was prepared to estimate the proceeds of a potential liquidation of resTORbio, assuming an estimated liquidation date of September 30, 2020, all wind-down costs paid in full, the retention of certain employees to facilitate wind-down until the liquidation date, all employee related severance costs paid in full and the landlord being willing to take back the lease (for the security deposit).

The resTORbio liquidation analysis did not give effect to any changes or expenses as a result of the merger or any other effects of the merger or any impact should the merger fail to be consummated. The following is a summary of the resTORbio liquidation analysis. The summary below is included solely to give stockholders access to certain non-public, unaudited projections of financial performance that were made available by resTORbio to JMP on or about April 27, 2020 for purposes of JMP rendering its opinion described above and performing its related liquidation analysis, and is not included in this proxy statement/prospectus/information statement to influence a stockholder’s decision whether to vote for the merger proposal or to vote for adopting and approving the merger agreement and the contemplated transactions, as applicable, or for any other purpose.

Net Cash at Liquidation (Values in US$ thousands)
Cash at September 30, 2020	$62,526
Wind-Down Costs
Employee Costs:
CIC Severance, COBRA, outplacement	3,411

Total Employee Costs	3,411

Non-Employee Costs:
Legal	1,200
Settlement of Accounts Payable	661

Total Non-Employee Costs	1,861

Total Wind-Down Costs	5,272

Liquidation Costs
D&O Runoff Coverage	2,125
Lease Termination Costs (including move-out expenses)	345

Total Liquidation Costs	2,470
Net Cash at September 30, 2020	$54,784

General

The financial projections were prepared solely for internal use and are subjective. As a result, there can be no assurance that the forecasted results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited forecasted financial information covers multiple years, such information, by its nature, becomes less predictive with each successive year. The estimates and assumptions underlying the unaudited forecasted financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions that may not materialize and are inherently subject to significant uncertainties and contingencies, all of which are difficult to predict and many of which are beyond resTORbio’s, Adicet’s or the combined company’s control. The financial projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and cause the financial projections to not be achieved include, but are not limited to: (1) conditions in the financing markets and access to sufficient capital; (2) the timing of regulatory approvals and introduction of new products, if any; (3) the market acceptance of new products, if any; (4) the success, costs and timing of clinical testing and development; (5) the availability of third-party reimbursement; (6) the impact of competitive products and pricing; (7) the effect of regulatory actions; (8) the effect of global economic conditions; (9) changes in applicable laws, rules and regulations; (10) research and development related expenses and timing; (11) manufacturing related costs; (12) the duration and effects of the COVID-19 pandemic; (13) the costs and timing of leasehold improvements for Adicet’s leased property in Redwood City, California; (14) the achievement of, or failure to achieve, certain milestones, and the corresponding receipt of any milestone payments, under the Regeneron agreement; and (15) other risk factors described in the section entitled “Risk Factors” starting on page 28 of this proxy statement/prospectus/information statement. You should also read the section entitled “Forward-Looking Statements” starting on page 155 of this proxy statement/prospectus/information statement. In addition, the financial projections may be affected by resTORbio’s, Adicet’s, or the combined company’s, as applicable, abilities’ to achieve strategic goals, objectives and targets over the applicable period, or changes in the strategic goals, objectives and targets of such entities over the applicable period. Accordingly, there can be no assurance that the financial projections will be realized and actual results may vary materially from those shown.

The prospective financial information included in this proxy statement/prospectus/information statement was not prepared with a view toward public dissemination or compliance with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. GAAP, but, in the view of Adicet’s management and resTORbio’s management, as applicable, was reasonably prepared and, with respect to the Adicet projections and the combined company projections, reflected the best then available estimates and good faith judgments of such management, as applicable, as to the expected future results of operations and financial condition of Adicet, and the combined company, as applicable. However, this information is not fact and should not be relied upon as being necessarily indicative of future results and readers of this proxy statement/prospectus/information statement are cautioned not to place undue reliance, if any, on the prospective financial information.

The inclusion of a summary of the financial projections in this document does not constitute an admission or representation that the information is material. The inclusion of a summary of the financial projections should not be regarded as an indication that resTORbio, Adicet and/or any of their respective affiliates, officers, directors, advisors or other representatives consider the financial projections to be necessarily predictive of actual future events and this information should not be relied upon as such. None of resTORbio, Adicet, the combined company and/or any of their respective affiliates, officers, directors, advisors or other representatives, gives any stockholder of resTORbio, Adicet or the combined company or any other person any assurance that actual results will not differ materially from the financial projections.

The financial projections do not take into account any circumstances, transactions or events occurring after the respective dates on which they were prepared. Some or all of the assumptions underlying the financial projections may have changed since the respective dates on which the financial projections were prepared. In particular and without limiting the foregoing, with respect to the global coronavirus pandemic, which has caused extreme instability and volatility in the financial markets and has had and may continue to have widespread economic impacts, such effects, changes and potential future effects and changes are not reflected in the financial projections or any such other information. Continued financial market volatility will largely depend on future developments, which resTORbio, Adicet and the combined company cannot accurately predict or control, including new information which may emerge concerning the severity of the coronavirus pandemic, the effectiveness or ineffectiveness of governmental and private actions taken to contain or treat the coronavirus pandemic, and reactions by companies, consumers, investors, governmental entities and financial markets to such actions. The financial projections and such other information and the underlying assumptions do not reflect, nor do the financial analyses and opinion of resTORbio’s financial advisor authorized to be prepared based upon such projections and such other information and the underlying assumptions, reflect, any of these effects, changes or developments on resTORbio, Adicet or the combined company, the ultimate impact of which on resTORbio, Adicet and the combined company is beyond the control of resTORbio, Adicet and the combined company and cannot be accurately predicted as of the date of this proxy statement/prospectus/information statement. For a description of certain of the risks that these effects, changes and developments may have on resTORbio, Adicet, or the combined company, please see the section entitled “Risk Factors” beginning on page 28 of this proxy statement/prospectus/information statement. You should also read the section entitled “Forward-Looking Statements” starting on page 155 of this proxy statement/prospectus/information statement.

NEITHER RESTORBIO NOR ADICET HAVE UPDATED AND NONE OF ADICET, RESTORBIO, OR, AFTER THE COMPLETION OF THE MERGER, THE COMBINED COMPANY, INTENDS TO UPDATE OR OTHERWISE REVISE THE UNAUDITED FORECASTED FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Certain of the measures included in the financial projections may be considered non-U.S. GAAP financial measures. Non-U.S. GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP, and non-U.S. GAAP financial measures as used by Adicet or resTORbio may not be comparable to similarly titled amounts used by other companies.

Financial measures provided to a financial advisor are excluded from the definition of non-U.S. GAAP financial measures and therefore, are not subject to SEC rules regarding disclosures of non-U.S. GAAP financial measures, which would otherwise require a reconciliation of a non-U.S. GAAP financial measure to a U.S. GAAP financial measure. Reconciliations of non-U.S. GAAP financial measures were not used or relied upon by JMP for purposes of its financial analysis as described above in “The Merger—Opinion of the resTORbio Financial Advisor” located below or by the Adicet Board or the resTORbio board in connection with their respective considerations of the merger. Accordingly, neither Adicet nor resTORbio has provided a reconciliation of the non-U.S. GAAP financial measures included in the financial projections.

For the foregoing and other reasons, readers of this proxy statement/prospectus/information statement are cautioned that the inclusion of a summary of the financial projections in this proxy statement/prospectus/information statement should not be regarded as a representation or guarantee that the targets will be achieved nor that they should place undue reliance, if any, on the financial projections. The financial projections constitute forward-looking statements and are subject to risks and uncertainties that could cause actual results to differ materially from the projected results. Please also see the section entitled “Forward-Looking Statements” starting on page 155 of this proxy statement/prospectus/information statement.

Opinion of the resTORbio Financial Advisor

JMP rendered its opinion to the resTORbio Board that, as of April 28, 2020 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio was fair, from a financial point of view, to resTORbio.

The full text of the written opinion of JMP, dated April 28, 2020, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. JMP provided advisory services and its opinion for the information and assistance of the resTORbio Board in connection with its consideration of the merger. The JMP opinion is not a recommendation as to how any holder of resTORbio common stock should vote with respect to the merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, JMP:

•	reviewed the financial terms and conditions of a draft dated April 24, 2020 of the merger agreement to be entered into by resTORbio, the merger subsidiary and Adicet;

•	reviewed certain business and financial information relating to resTORbio, including resTORbio’s audited financial statements for the years ended December 31, 2019 and 2018;

•	reviewed certain business and financial information relating to Adicet, including Adicet’s financial statements for the years ended December 31, 2019 and 2018;

•

reviewed certain financial projections provided to JMP by resTORbio relating to resTORbio and Adicet, and certain other historical and current financial and business information provided to JMP by resTORbio and Adicet;

•	held discussions regarding the operations, financial condition and prospects of resTORbio and Adicet with the respective managements of resTORbio and Adicet;

•	compared certain financial terms of the merger to financial terms, to the extent publicly available, of other transactions JMP deemed relevant;

•	reviewed for informational purposes the financial and stock market performances of certain publicly traded companies that JMP deemed to be relevant; and

•	performed such other studies, analyses and inquiries and considered such other factors as JMP deemed appropriate.

For purposes of rendering the opinion, JMP, with resTORbio’s consent, (i) relied upon and assumed the accuracy and completeness of the foregoing information without independent verification, (ii) did not assume any responsibility for independently verifying such information, and (iii) relied on the assurances of the management of resTORbio and Adicet that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. In addition, with resTORbio’s consent, JMP did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of resTORbio or Adicet, nor was JMP furnished with any such evaluations or appraisals. With respect to the financial projections referred to above and any other forecasts or forward looking information, JMP assumed, at the direction of the management of resTORbio, that such projections, forecasts and information were reasonably prepared and reflected the best then available estimates and good faith judgments of such management as to the expected future results of operations and financial condition of resTORbio and Adicet and the other matters covered thereby, and JMP relied on such information in arriving at its opinion and did not assess the reasonableness or achievability of such projections, forecasts and information. Further, with respect to such financial projections, as part of JMP’s analysis in connection with the opinion, JMP assumed, at the direction of resTORbio, that the financial results reflected therein could be realized in the amounts and at the times indicated thereby.

In addition, in arriving at its opinion, JMP assumed, with resTORbio’s consent, that (i) there had been no material change in any of the assets, liabilities, financial condition, business or prospects of resTORbio or Adicet since the date of the most recent financial statements and other information made available to JMP, and there would be no material adjustments to the exchange ratio, (ii) all material information JMP requested from resTORbio and Adicet during the scope of JMP’s engagement had been provided to it fully and in good faith, (iii) the merger would be consummated in accordance with the terms and conditions set forth in the merger agreement (the final terms and conditions of which JMP assumed would not differ in any respect material to its analysis from the aforementioned draft JMP reviewed), without any waiver, modification or amendment of any materials terms or conditions, (iv) the representations and warranties made by the parties to the merger agreement were and would be true and correct in all respects material to JMP’s analysis, (v) all governmental and third party consents, approvals and agreements necessary for the consummation of the merger would be obtained without any adverse effect on Adicet or the merger, and (vi) the merger would not violate any applicable federal or state statutes, rules or regulations.

The opinion does not constitute legal, regulatory, accounting, insurance, tax or other similar professional advice and does not address (i) the underlying decision of the resTORbio Board to proceed with or effect the merger, (ii) the terms of the merger (other than the exchange ratio to the extent expressly addressed therein) or any arrangements, understandings, agreements or documents related to the merger, (iii) the fairness of the merger (other than with respect to the exchange ratio to the extent expressly addressed therein) or any other transaction to resTORbio or resTORbio’s equityholders or creditors or any other person or entity, (iv) the relative merits of the merger as compared to any alternative strategy or transaction that might exist for resTORbio, or the effect of any other transaction which it may consider in the future, (v) the tax, accounting or legal consequences of the merger, or (vi) the solvency, creditworthiness, fair market value or fair value of any of resTORbio, Adicet or their respective assets under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters. The opinion expresses no opinion as to the fairness or the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons, relative to the exchange ratio.

JMP’s opinion was necessarily based on business, economic, monetary, market and other considerations as they existed and could reasonably be evaluated on, and the information made available to JMP as of, the date thereof.

In particular, JMP noted that there was significant uncertainty in resTORbio’s industry and significant volatility in the equity and credit markets. Subsequent developments may have affected the opinion, and JMP assumed no responsibility for updating or revising the opinion based on circumstances or events occurring after the date thereof (regardless of the closing date of the merger). JMP was not engaged to amend, supplement or update the opinion at any time. JMP expressed no view or opinion as to the prices at which the shares of resTORbio common stock may be sold or exchanged, or otherwise be transferable, at any time.

JMP expressed no view or opinion as to any product that may result from resTORbio’s COVID-19 study or the terms of, or any value related to, the contingent value right (referred to as the “CVR”). JMP did not assign any value to the right of the holders of resTORbio common stock to receive contingent cash payments pursuant to the CVR agreement, given JMP’s determination that any projections underlying the analysis would be too speculative to use in JMP’s analysis of the value of such rights as it related to the fairness of the exchange ratio.

The following is a summary of the material financial analyses delivered by JMP to the resTORbio Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by JMP, nor does the order of analyses described represent relative importance or weight given to those analyses by JMP. The summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of JMP’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 28, 2020, the last trading day before the public announcement of the merger, and is not necessarily indicative of current market conditions.

resTORbio Liquidation Analysis

JMP reviewed the projected total value to stockholders in the case of complete company liquidation based on projected cash balance less expected wind-down and liquidation costs. Based on information provided by resTORbio’s management, JMP compared the total equity value of resTORbio, upon liquidation, of $54.784 million, to the total equity value of resTORbio, per the merger agreement, of $73 million. Based on the number of resTORbio common shares outstanding as of September 30, 2020, as estimated by resTORbio management, JMP calculated a net cash per share as of September 30, 2020 of $1.47. JMP expressed no view or opinion as to any product that may result from resTORbio’s COVID-19 studies or the terms of, or any value related to, the CVR. The liquidation analysis prepared by resTORbio is set forth above in the section titled “Unaudited Prospective Financial Information—Summary of the resTORbio liquidation analysis” beginning on page 183 of this proxy statement/prospectus/information statement.

Adicet Selected Company Analysis

JMP reviewed selected financial data of eight early-stage oncology-focused publicly traded biopharmaceutical companies with pre-clinical lead oncology assets. None of the companies is directly comparable to Adicet. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. The current equity market values are based on closing stock prices as of April 23, 2020. JMP reviewed and compared current equity market values for the following pre-clinical oncology focused companies:

•	Editas Medicine, Inc.

•	Beam Therapeutics Inc.

•	Intellia Therapeutics, Inc.

•	IGM Biosciences, Inc.

•	Neoleukin Therapeutics, Inc.

•	Cue Biopharma, Inc.

•	Atreca, Inc.

•	Rubius Therapeutics, Inc.

These eight companies were chosen because their operations, for the purposes of analysis, may be considered similar to certain operations of Adicet. The eight selected publicly traded companies had equity market values between approximately $444 million and $1,728 million. JMP derived a median equity market value of $685 million for the selected publicly traded companies. Using the 25th percentile and the 75th percentile of the equity market values, JMP then calculated a range of implied equity values for Adicet, which was $479 million to $1,195 million. This compares to Adicet’s equity value as per the merger agreement of $220 million. The results of these analyses are summarized as follows:

Selected Companies

Company Name	Current Equity Market Value (Values in US$ millions)
Editas Medicine, Inc.	$1,306
Beam Therapeutics Inc.	$ 864
Intellia Therapeutics, Inc.	$ 717
IGM Biosciences, Inc.	$1,728
Neoleukin Therapeutics, Inc.	$ 479
Cue Biopharma, Inc.	$ 652
Atreca, Inc.	$ 480
Rubius Therapeutics, Inc.	$ 444

All	Average	$834
	Median	$685
	25th Percentile	$479
	75th Percentile	$1,195

Adicet Selected Initial Public Offerings Analysis

JMP reviewed the initial public offerings (referred to as “IPOs”) of nine pre-clinical oncology biopharmaceutical companies which completed an IPO since June 2018. JMP analyzed the pre-money equity less cash values of IPOs for pre-clinical oncology companies, specifically those focused on gene and cell therapy. JMP reviewed the following IPOs:

•	Beam Therapeutics Inc.

•	Black Diamond Therapeutics, Inc.

•	IGM Biosciences, Inc.

•	Atreca, Inc.

•	TCR2 Therapeutics Inc.

•	Synthorx, Inc.

•	Gritstone Oncology, Inc.

•	Arvinas, Inc.

•	Magenta Therapeutics, Inc.

The selected IPOs had pre-money equity less cash values between approximately $144 million and $553 million. JMP derived a median pre-money equity less cash value of approximately $256 million for the selected IPOs.

Using the 25th percentile and the 75th percentile of the pre-money equity less cash values, JMP then calculated a range of implied equity values for Adicet, which was $185 million to $356 million. This compares to Adicet’s equity value as per the merger agreement of approximately $220 million. The following table presents the results of this analysis:

IPOs

Date	Issuer	Pre-Money Equity Less Cash Value (Values in US$ millions)
2/5/20	Beam Therapeutics Inc.	$553
1/29/20	Black Diamond Therapeutics, Inc.	$287
9/17/19	IGM Biosciences, Inc.	$205
6/19/19	Atreca, Inc.	$230
2/13/19	TCR2 Therapeutics Inc.	$165
12/6/18	Synthorx, Inc.	$144
9/27/18	Gritstone Oncology, Inc.	$256
9/26/18	Arvinas, Inc.	$390
6/20/18	Magenta Therapeutics, Inc.	$322

Average		$283
Median		$256
25th Percentile		$185
75th Percentile		$356

Adicet Precedent Transaction Analysis

JMP reviewed the financial terms of seven recent qualifying merger transactions since February 2014 of oncology-focused pre-clinical biopharmaceutical companies. Although the precedent transactions referred to below were used for comparison purposes, none of the target companies is directly comparable to Adicet. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the merger value of such companies and Adicet to which they are being compared. JMP analyzed certain information relating to multiples from precedent M&A transactions for pre-clinical oncology-focused biopharmaceutical companies with a specific focus on deals identified as most comparable given target and acquirer focus and strategy. JMP reviewed the following precedent public transactions:

•	Xyphos Biosciences, Inc. / Astellas Pharma, Inc.

•	Tilos Therapeutics Inc. / Merck & Co., Inc.

•	Tusk Therapeutics Ltd / Roche Holding AG Genussscheine

•	IFM Therapeutics LLC / Bristol-Myers Squibb Company

•	Flexus Biosciences, Inc. / Bristol-Myers Squibb Company

•	CoStim Pharmaceuticals, Inc. / Novartis AG

For each of the selected transactions, JMP calculated and compared the total transaction value, the upfront transaction value and the contingent value. The companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Adicet’s results, market size and product profile. The seven selected precedent transactions (six public transactions and one private transaction) had total transaction values between approximately $248 million and $1,310 million. JMP derived a median total transaction value of $762 million for the selected precedent transactions. Using the 25th percentile and the 75th percentile of the implied total transaction values, JMP then calculated a range of implied total equity values for Adicet, which was approximately $430 million to $1,250 million. This compares to Adicet’s total equity value as per the merger agreement of $220 million. The following table presents the results of this analysis for the six public transactions:

Precedent Transactions

Transaction Announced	Target / Acquiror	Transaction Value (Values in US$ millions)
		Total	Upfront	Contingent Value
12/26/19	Xyphos Biosciences, Inc. / Astellas Pharma, Inc.	$665	$120	$545
6/10/19	Tilos Therapeutics Inc. / Merck & Co., Inc.	$773	$773	N/A
9/28/18	Tusk Therapeutics Ltd / Roche Holding AG Genussscheine	$762	$81	$681
8/3/17	IFM Therapeutics LLC / Bristol-Myers Squibb Company	$1,310	$300	$1,010
2/23/15	Flexus Biosciences, Inc. / Bristol-Myers Squibb Company	$1,250	$800	$450
2/17/14	CoStim Pharmaceuticals, Inc. / Novartis AG	$248	$96	$152

Average		$777	$316	$461
Median		$762	$120	$450
25th Percentile		$430	$81	$152
75th Percentile		$1,250	$773	$681

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying JMP’s opinion. In arriving at its fairness determination, JMP considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, JMP made its determination as to fairness on the basis of its experience and professional judgment after considering the result of all of its analyses.

JMP prepared these analyses for purposes of JMP providing its opinion to the resTORbio Board as to the fairness from a financial point of view of the exchange ratio. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of resTORbio, Adicet, JMP or any other person assumes responsibility if future results are materially different from those forecast.

The exchange ratio was determined through arm’s-length negotiations between resTORbio and Adicet and was approved by the resTORbio Board. JMP provided advice to resTORbio during these negotiations. JMP did not, however, recommend any specific exchange ratio to resTORbio or the resTORbio Board or that any specific exchange ratio constituted the only appropriate exchange ratio for the merger.

As described in the section entitled “The Merger—resTORbio Reasons for the Merger” beginning on page 177 of this proxy statement/prospectus/information statement, JMP’s opinion to the resTORbio Board was one of many factors taken into consideration by the resTORbio Board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by JMP in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of JMP attached as Annex B.

JMP and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. JMP and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of resTORbio, Adicet, any of their respective affiliates and third parties or any currency or commodity that may be involved in the transaction contemplated by the merger agreement. JMP acted as financial advisor to resTORbio in connection with, and participated in certain of the negotiations leading to, the merger. JMP may also in the future provide financial advisory and/or underwriting services to resTORbio, Adicet and their respective affiliates for which it would expect to receive compensation.

The resTORbio Board selected JMP as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated February 7, 2020, resTORbio engaged JMP to act as its financial advisor in connection with the contemplated transaction. The engagement letter between resTORbio and JMP provides for a transaction fee that is estimated, based on the information available as of the date of the announcement, at approximately $1,250,000, $250,000 of which became payable upon the rendering of the opinion, and the remainder of which is contingent upon the completion of the merger. In addition, resTORbio has agreed to reimburse JMP for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify JMP against certain claims and liabilities arising out of JMP’s engagement.

Interests of the resTORbio Directors and Executive Officers in the Merger

In considering the recommendation of the resTORbio Board with respect to issuing shares of resTORbio common stock as contemplated by the merger agreement and the other matters to be acted upon by resTORbio stockholders at the special meeting, resTORbio stockholders should be aware that certain members of the resTORbio Board and certain of resTORbio’s executive officers have interests in the merger that may be different from, or in addition to, the interests of resTORbio stockholders. These interests relate to or arise from, among other things:

•

Chen Schor, current chief executive officer of resTORbio, will serve as the chief executive officer and a director of the combined company. Mr. Schor and Adicet expect to agree upon Mr. Schor’s post-closing employment terms prior to completion of the merger and resTORbio will make appropriate disclosure of any such definitive terms;

•	Lloyd Klickstein, current chief scientific officer of resTORbio, will serve as the chief innovation officer of the combined company;

•

severance benefits to which certain of resTORbio’s executive officers would become entitled in the event of a change of control of resTORbio and his or her qualifying termination of employment within specified periods of time relative to the consummation of the merger;

•	the agreement that one of resTORbio’s directors will continue to serve on the board of directors of the combined company following the consummation of the merger;

•	affiliates of Jonathan Silverstein, a resTORbio director, have overlapping ownership interests in both Adicet and resTORbio and Mr. Silverstein was formerly a director of Adicet; and

•	entitlements to continued indemnification and insurance coverage under indemnification agreements and the merger agreement.

Each of the resTORbio Board and the Adicet Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the merger agreement and the merger, and to recommend, as applicable, that resTORbio stockholders approve the proposals to be presented to resTORbio stockholders for consideration at the special meeting as contemplated by this proxy statement/prospectus/information statement, and that Adicet’s stockholders sign and return the written consent as contemplated by this proxy statement/prospectus/information statement.

Ownership Interests

As of August 4, 2020, resTORbio’s directors and executive officers beneficially owned, in the aggregate, approximately 11.8% of the outstanding shares of resTORbio common stock. The affirmative vote of the holders of a majority of the votes properly cast on such matter at the special meeting is required for approval of Proposal No. 1, Proposal No. 3 and Proposal No. 4. The affirmative vote of holders of a majority of the outstanding shares of resTORbio common stock as of the record date for the special meeting is required for approval of Proposal No. 2. Each of Proposal No. 1 and Proposal No. 2 are conditioned upon each other. Therefore, the merger cannot be consummated without the approval of Proposal No. 1 and Proposal No. 2.

Treatment of resTORbio Options and resTORbio RSUs

Under the merger agreement, as of immediately prior to the effective time of the merger, the vesting of all outstanding resTORbio options will accelerate in full immediately prior to the time of closing, including those held by resTORbio’s executive officers and directors. Each outstanding resTORbio option with an exercise price that is less than the in-the-money price (as defined in the section entitled “The Merger Agreement—Equity Awards” beginning on page 209) shall remain outstanding after the close of the merger in accordance with its terms. All outstanding resTORbio options with an exercise price that equals or exceeds the in-the-money price will be cancelled in full immediately prior to completion of the merger, including those held by resTORbio’s executive officers and directors. Additionally, the vesting of all outstanding resTORbio RSUs will accelerate in full and be net settled for shares of resTORbio common stock immediately prior to the completion of the merger, including those held by resTORbio’s executive officers and directors, with resTORbio remitting cash to the appropriate taxing authorities to satisfy withholding obligations. The number of shares of resTORbio common stock underlying such options and the exercise price of such options will be adjusted appropriately to reflect the reverse stock split.

The table below sets forth the information with respect to the resTORbio options and resTORbio RSUs held by each of resTORbio’s executive officers assuming the consummation of the merger occurred on April 28, 2020 and that the per share price of resTORbio common stock is $1.56 (the average closing market price of resTORbio common stock over the first five business days following the public announcement on April 29, 2020 of the entry into the merger agreement). While each of resTORbio non-employee directors holds outstanding resTORbio options that will become fully vested and exercisable in connection with the merger, the option exercise price per share of each such resTORbio option exceeds the estimated implied value per share for each such stock option and accordingly is expected to be cancelled in full upon consummation of the merger.

	Aggregate Number of RSUs (#)	Aggregate Intrinsic Value of RSUs ($)	Aggregate Intrinsic Number of Options (#)	Aggregate Intrinsic Value of Options ($)	Total Intrinsic Value of RSUs and Options ($)
Executive Officers
Chen Schor	344,000	536,640	258,000	402,480	939,120
Joan Mannick, M.D.	118,222	184,426	88,677	138,336	322,762
Lloyd Klickstein, M.D., Ph.D.	118,222	184,426	88,677	138,336	322,762

Offer Letters with resTORbio’s Executive Officers

Offer Letters with resTORbio’s Current Executive Officers

Prior to the execution of the merger agreement, resTORbio had entered into an offer letter or employment agreement with each of resTORbio’s executive officers (each referred to as an “Executive Agreement”). Each Executive Agreement provides for a base salary and standard benefits, including, severance benefits in the event such executive officer experiences a qualifying termination of employment. resTORbio and Adicet have agreed to honor the commitments under each Executive Agreement. resTORbio’s obligation to provide its executive officers with severance benefits is conditioned on the executive officer signing and not revoking a “general release of claims” against resTORbio and its affiliates. The executive officers are also subject to standard post-termination non-solicitation, confidentiality and non-competition restrictive covenants.

Offer Letter with Chen Schor

Pursuant to Mr. Schor’s Executive Agreement, if his employment is terminated by resTORbio without cause or by Mr. Schor for good reason within the 12-month period following a change of control (as such terms are defined in his Executive Agreement and subject to the terms and conditions therein), then Mr. Schor will be entitled to (1) lump sum cash payment of 1.5 times the sum of his then current base salary and target annual incentive compensation, (2) payment of the COBRA premiums for Mr. Schor and any covered dependents for up to 18 months, and (3) full acceleration of all time-based stock options and other time-based stock awards held by Mr. Schor.

Offer Letter with Joan Mannick, M.D.

Pursuant to Dr. Mannick’s Executive Agreement, if Dr. Mannick’s employment is terminated by resTORbio without cause or by Dr. Mannick for good reason within the 12-month period following a change of control (as such terms are defined in her Executive Agreement and subject to the terms and conditions therein), then Dr. Mannick will be entitled to (1) lump sum cash payment of the sum of her then current base salary and target annual incentive compensation, (2) payment of the COBRA premiums for Dr. Mannick and any covered dependents for up to 12 months, and (3) full acceleration of all time-based stock options and other time-based stock awards held by Dr. Mannick.

Employment Agreement with Lloyd Klickstein, M.D., Ph.D.

Pursuant to Dr. Klickstein’s Executive Agreement, if Dr. Klickstein’s employment is terminated by resTORbio without cause or by Dr. Klickstein for good reason within the 12-month period following a change of control (as such terms are defined in his Executive Agreement and subject to the terms and conditions therein), then Dr. Klickstein will be entitled to a (1) lump sum cash payment equal to the sum of 12 months of his then current base salary and his target annual incentive compensation for the immediately preceding 3 fiscal years, (2) payment of the COBRA premiums for Dr. Klickstein and any covered dependents for up to 18 months, and (3) full acceleration of all time-based stock options and other time-based stock awards held by Dr. Klickstein.

Quantification of Severance Benefits

The estimated value of potential cash severance payments and health continuation payable pursuant to the Executive Agreements is set forth in the table below, assuming each resTORbio executive officer experiences a qualifying termination within 12 months following the consummation of the merger and is participating in the resTORbio health plan immediately prior to the termination and elects COBRA health continuation:

Name	Cash Severance ($)	Health Continuation ($)
Chen Schor	1,129,444	37,670
Joan Mannick, M.D.	605,475	25,113
Lloyd Klickstein, M.D., Ph.D.	481,325	25,113

Overlapping Ownership Interests

Entities affiliated with OrbiMed Advisors, of which Jonathan Silverstein, a director of resTORbio, is a managing partner of, own a significant number of shares of both resTORbio common stock and Adicet capital stock. Additional information on the such ownership is included in this proxy statement/prospectus/information statement under the heading “Principal Stockholders of Combined Company” beginning on page 438 of this proxy statement/prospectus/information statement. Jonathan Silverstein was also formerly a director of Adicet from its incorporation until October 2019. Mr. Silverstein resigned as a director of Adicet prior to the commencement of discussions between Adicet and resTORbio.

Interests of the Adicet Directors and Executive Officers in the Merger

In considering the recommendation of Adicet’s Board with respect to adopting the merger agreement, Adicet’s stockholders should be aware that certain members of Adicet’s Board and certain executive officers of Adicet may have interests in the merger that may be different from, or in addition to, the interests of Adicet’s stockholders. Each of resTORbio’s Board and Adicet’s Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the merger agreement and the merger, and to recommend, as applicable, that resTORbio stockholders approve the proposals to be presented to resTORbio stockholders for consideration at the resTORbio special meeting as contemplated by this proxy statement/prospectus/information statement, and that Adicet’s stockholders sign and return the written consent as contemplated by this proxy statement/prospectus/information statement.

Ownership Interests

Certain of Adicet’s directors or entities affiliated with them currently hold shares of Adicet’s capital stock, which shares of capital stock will be converted into shares of resTORbio’s common stock at the effective time of the merger. As of August 4, 2020, all of Adicet’s directors and executive officers, together with their affiliates, beneficially owned in the aggregate approximately 69.5% of the outstanding shares of Adicet capital stock, on an as-converted to common stock basis.

Treatment of Adicet Options and Warrants

Pursuant to the merger agreement, at the effective time of the merger, each Adicet option that is outstanding and unexercised immediately prior to the effective time of the merger, whether or not vested, issued pursuant to the Adicet 2015 plan and a subset of options issued pursuant to the Adicet 2014 plan, without any action on the part of the holder thereof, will be converted into and become a resTORbio option, and resTORbio shall assume the Adicet plans and each such Adicet option in accordance with the terms of the Adicet plans (as in effect as of the date of the merger agreement) and the terms of the applicable stock option agreement, as described in more detail in the section titled “The Merger Agreement—Equity Awards” beginning on page 209 of this proxy statement/prospectus/information statement.

Certain of Adicet’s directors and executive officers currently hold options, subject to vesting, to purchase shares of Adicet’s common stock that were issued pursuant to the Adicet 2015 plan. The table below sets forth certain information with respect to such options as of August 4, 2020. The number of shares of common stock underlying such options and exercise price will be adjusted as described above.

Option holder Name	Grant Date	Expiration Date	Exercise Price	Number of Shares of Common Stock Underlying Option as of August 4, 2020	Number of Vested Shares of Common Stock Underlying Option as of August 4, 2020
Stewart Abbot	10/15/2019	10/15/2029	$0.740	460,900	86,418
	8/04/2018	8/4/2028	$0.280	683,800	356,145
Francesco Galimi	10/15/2019	10/15/2029	$0.740	1,035,685	—
Carrie Krehlik	10/15/2019	10/15/2029	$0.740	124,600	23,362
	12/13/2017	12/13/2027	$0.280	150,000	100,000
Anat Nursella	12/13/2017	12/13/2027	$0.280	50,000	44,791
	11/01/2016	11/01/2026	$0.230	221,662	221,662
Donald Santel	4/03/2019	4/03/2029	$0.590	750,000	416,666
	12/13/2017	12/13/2027	$0.280	52,118	52,118
	12/13/2017	12/13/2027	$0.280	1,608,226	1,608,226
	12/13/2017	12/13/2027	$0.280	457,898	245,701
Anil Singhal(1)	10/15/2019	10/15/2029	$0.740	2,814,768	820,974
	5/22/2019	5/22/2029	$0.590	3,128,049	912,347

(1)

Under the terms of Dr. Singhal’s employment agreement with Adicet, Dr. Singhal is entitled to receive an option to purchase 182,056 shares of Adicet common stock due to the achievement by Adicet of a certain milestone under the Regeneron agreement (referred to as the “Singhal Product Selection Milestone Option Grant”). Adicet anticipates that this option grant will be granted following the closing of the merger with an exercise price equal to the fair market value of the combined company’s common stock on the date of grant and an expiration date ten (10) years from the date of grant. The vesting commencement date for this option is expected to be May 6, 2019, and the option will vest over the following four (4) year period.

Singhal Transition Agreements

Pursuant to a transition agreement between Anil Singhal and Adicet, dated April 28, 2020, as amended, Dr. Singhal will transition from his role as Chief Executive Officer and President of Adicet prior to the closing of the merger to an advisory role. In accordance with such agreement, Dr. Singhal is entitled to the following, subject to his continued service through the completion of the merger and contingent on completion of the merger and his execution of a release of claims: (1) cash payments of (i) $470,000 within 60 days following the closing of the merger, (ii) an amount equal to his pro-rated bonus for the 2020 calendar year payable within 60 days following the closing of the merger, (iii) $250,000 payable in one lump sum on January 1, 2021 and (iv) $24,000 payable within 60 days following the closing of the merger, (2) 12 months’ of accelerated vesting of his unvested options to purchase Adicet common stock upon completion of the merger, and (3) a 12-month post-termination exercise period following termination of his independent contractor services agreement, dated April 28, 2020 (referred to as the “ICSA”), subject to any earlier expiration of the options to purchase Adicet common stock by their terms. In addition, Dr. Singhal is entitled to reimbursement of up to $15,000 of his reasonable and documented legal expenses incurred in connection with such transition agreement. Pursuant to such agreement, subject to Dr. Singhal’s continued service through the completion of the merger and contingent on completion of the merger, Dr. Singhal’s continued service for purposes of vesting of his options to purchase the Company’s common stock will continue until the earlier of (i) May 7, 2021 or (ii) termination of the ICSA, provided, however, if the ICSA is terminated early without cause, Dr. Singhal is entitled to accelerated vesting of unvested options that would have vested from the date of such termination through May 7, 2021. In addition,

Dr. Singhal’s existing options acceleration provisions will terminate. Pursuant to the ICSA, Dr. Singhal will provide certain advisory services to Adicet for a term of 12 months following the closing of the merger and is entitled to payments of $12,500 per month for such services.

Management Following the Merger

As described elsewhere in this proxy statement/prospectus/information statement, certain of Adicet’s directors and executive officers are expected to become directors and executive officers of resTORbio upon the closing of the merger. See “Management Following the Merger” beginning on page 373 of this proxy statement/prospectus/information statement.

Funding Agreement

Certain of Adicet’s directors or entities affiliated with them may be entitled to acquire additional shares of resTORbio’s common stock following the closing of the merger by purchasing shares of resTORbio common stock pursuant to the terms of the funding agreement. Additional information on the funding agreement is included in this proxy statement/prospectus/information statement under the heading “Agreements Related to the Merger—Funding Agreement” beginning on page 229 of this proxy statement/prospectus/information statement

Overlapping Ownership and Commercial Interests

Entities affiliated with OrbiMed Advisors, of which Carl Gordon, a director of Adicet, is a managing partner of, own a significant number of shares of both resTORbio common stock and Adicet capital stock. In addition, Erez Chimovits, a director of Adicet, is a partner at OrbiMed Israel, which also, through affiliated funds, holds a significant number of shares of Adicet capital stock. Additional information on the such ownership is included in this proxy statement/prospectus/information statement under the heading “Principal Stockholders of Combined Company” beginning on page 438 of this proxy statement/prospectus/information statement. Jonathan Silverstein, a managing partner of OrbiMed Advisors, was also formerly a director of Adicet from its incorporation until October 2019. Mr. Silverstein resigned as a director of Adicet prior to the commencement of discussions between Adicet and resTORbio.

Entities affiliated with Novartis own a significant number of shares of both resTORbio common stock and Adicet capital stock. Michal Silverberg, a director of Adicet, is a managing partner at Novartis Venture Fund. Additional information on the such ownership is included under the section entitled “Principal Stockholders of Combined Company” beginning on page 438 of this proxy statement/prospectus/information statement. In addition, resTORbio has an exclusive license agreement with an affiliate of Novartis. Additional information on the such agreement is included in this proxy statement/prospectus/information statement under the heading “resTORbio Business—License Agreement with Novartis” beginning on page 263 of this proxy statement/prospectus/information statement.

Limitations of Liability and Indemnification

Under the merger agreement, from the effective time of the merger through the sixth anniversary of the date on which the effective time of the merger occurs, resTORbio and Adicet, as the surviving corporation in the merger, shall indemnify and hold harmless each person who is or has served as a director or officer of Adicet or resTORbio against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director or officer of Adicet or resTORbio, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations. In addition, each such director and officer, or former director and officer, is entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation.

Under the merger agreement, the provisions of the resTORbio certificate of incorporation and the resTORbio bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of resTORbio shall not be amended, modified or repealed for a period of six years from the effective time of the merger in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the effective time of the merger, were officers or directors of resTORbio. The certificate of incorporation and bylaws of Adicet, as the surviving corporation in the merger, shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former and present directors and officers that are presently set forth in the resTORbio certificate of incorporation and the resTORbio bylaws.

The merger agreement also provides that resTORbio shall maintain directors’ and officers’ liability insurance policies commencing at the closing time of the merger, on commercially available terms and conditions with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under resTORbio’s coverage limits customary for U.S. public companies similar situated to resTORbio.

In addition to the indemnification obligations required by the resTORbio certificate of incorporation and the resTORbio bylaws, resTORbio has entered into indemnification agreements with each of its directors and officers. These agreements provide for the indemnification of resTORbio directors and executive officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of resTORbio. resTORbio believes that the indemnification obligation provisions in the resTORbio certificate of incorporation, the resTORbio bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

In addition to the indemnification provided for in Adicet’s amended and restated certificate of incorporation and bylaws, Adicet has entered into separate indemnification agreements with each of its directors and executive officers. The indemnification agreements and the combined company’s amended restated certificate of incorporation and bylaws that will be in effect upon the closing of this offering require the combined company to indemnify its directors, executive officers and certain controlling persons to the fullest extent permitted by Delaware law.

Adicet Stock Options and Warrants

As of August 4, 2020, an aggregate of 13,462,799 shares of Adicet common stock were issuable upon the exercise of outstanding stock options under the Adicet 2015 plan at a weighted average exercise price of $0.54 per share and an aggregate of 1,376,596 shares of Adicet common stock were issuable upon the exercise of outstanding stock options under the Adicet 2014 plan at a weighted average exercise price of $0.17 per share. At the effective time of the merger, each Adicet option that is outstanding and unexercised immediately prior to the effective time of the merger under the Adicet 2015 plan, whether or not vested, will be converted into and become an option to purchase shares of resTORbio common stock, and resTORbio will assume the Adicet 2015 plan and each such Adicet option in accordance with the terms of the Adicet 2015 plan and the terms of the stock option agreement by which such Adicet option is evidenced. In accordance with the merger agreement, certain outstanding stock options under the Adicet 2014 plan will be converted into and become an option to purchase shares of resTORbio common stock, and resTORbio will assume the Adicet 2014 plan and each such Adicet option in accordance with the terms of the Adicet 2014 plan and the terms of the stock option agreement by which such Adicet option is evidenced.

As of August 4, 2020, an aggregate of 1,824,140 shares of Adicet’s preferred stock were issuable upon the exercise of outstanding warrants at an exercise price of $1.4034 per share. At the effective time of the merger, each Adicet warrant that is outstanding and unexercised will become a warrant to purchase shares of resTORbio common stock and resTORbio will assume each Adicet warrant in accordance with its terms.

Form of the Merger

The merger agreement provides that at the effective time of the merger, the merger subsidiary will be merged with and into Adicet. Upon the consummation of the merger, Adicet will continue as the surviving corporation and will be a wholly owned subsidiary of resTORbio.

In connection with the completion of the merger, resTORbio will be renamed “Adicet Bio, Inc.” and expects to trade on Nasdaq under the symbol “ACET”.

Merger Consideration

At the effective time of the merger:

•

any shares of Adicet capital stock held as treasury stock immediately prior to the effective time of the merger shall be canceled and retired and shall cease to exist with no consideration delivered in exchange therefor;

•

each share of Adicet capital stock outstanding immediately prior to the effective time (excluding shares of Adicet capital stock held as treasury stock and any dissenting shares held by stockholders who have exercised and perfected appraisal rights as more fully described in the section entitled “The Merger—Appraisal Rights” below) shall be converted solely into the right to receive a number of shares of resTORbio common stock equal to the exchange ratio of approximately 0.8555; and

•

no fractional shares of resTORbio common stock will be issuable to Adicet’s stockholders pursuant to the merger; however, any fractional shares of resTORbio common stock a holder of Adicet capital stock would otherwise be entitled to receive is to be aggregated before eliminating any remaining fractional share.

This exchange ratio is an estimate only and is based upon resTORbio’s and Adicet’s capitalization as of August 4, 2020. The final exchange ratio will be determined pursuant to a formula described in more detail in the merger agreement and in the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 207 of this proxy statement/prospectus/information statement, and is generally calculated by dividing (a) (i) the Adicet valuation per the merger agreement of $220,000,000 divided by (ii) Adicet’s outstanding shares immediately prior to the effective time on a fully diluted basis (excluding equity incentives available for grant) by (b) (i) the resTORbio valuation per the merger agreement of $73,333,333 divided by (ii) resTORbio’s outstanding shares immediately prior to the effective time on a fully diluted basis (excluding equity incentives available for grant).

Immediately following the effective time of the merger, the former Adicet equityholders are expected to hold approximately 75% of the outstanding shares of resTORbio common stock on a fully-diluted basis and the current equityholders of resTORbio are expected to hold approximately 25% of the outstanding shares of resTORbio common stock on a fully-diluted basis (in each case excluding equity incentives available for grant).

The merger agreement does not include a price-based termination right, and there will be no adjustment to the total number of shares of resTORbio common stock that Adicet’s stockholders will be entitled to receive for changes in the market price of resTORbio common stock. Accordingly, the market value of the shares of resTORbio common stock issued pursuant to the merger will depend on the market value of the shares of resTORbio common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

The merger agreement provides that, at the effective time of the merger, resTORbio will deposit with an exchange agent acceptable to resTORbio and Adicet evidence of book-entry shares representing the shares of resTORbio common stock issuable to Adicet’s stockholders.

The merger agreement provides that, promptly after the effective time of the merger, the parties will cause the exchange agent to mail to each record holder of Adicet capital stock immediately prior to the effective time of the merger a letter of transmittal and instructions for surrendering and exchanging Adicet stock certificates held by such record holder in exchange for book-entry shares of resTORbio common stock. Upon surrender of an Adicet stock certificate for exchange to the exchange agent, together with a duly signed letter of transmittal and such other documents as the exchange agent or resTORbio may reasonably require, the Adicet stock certificate surrendered will be cancelled and the holder of such Adicet stock certificate will be entitled to receive the book-entry shares representing the number of whole shares of resTORbio common stock that such holder has the right to receive pursuant to the provisions of the merger agreement.

From and after the effective time of the merger, until it is surrendered, each certificate that previously evidenced shares of Adicet common stock or shares of Adicet preferred stock will be deemed to represent only the right to receive book-entry shares of resTORbio common stock.

If any Adicet stock certificate has been lost, stolen or destroyed, resTORbio may, in its discretion, and as a condition precedent to the delivery of any book-entry shares of resTORbio common stock, require the owner of such lost, stolen or destroyed certificate to provide an affidavit claiming such certificate has been lost, stolen or destroyed and post a bond indemnifying resTORbio against any claim suffered by resTORbio related to the lost, stolen or destroyed certificate or any shares of resTORbio common stock issued in exchange for such certificate as resTORbio may reasonably request.

resTORbio will not pay dividends or other distributions on any shares of resTORbio common stock to be issued in exchange for shares of Adicet capital stock represented by any unsurrendered Adicet stock certificate until such Adicet stock certificate is surrendered as provided in the merger agreement.

Effective Time of the Merger

The merger agreement requires the parties to consummate the merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the merger contained in the merger agreement are satisfied or waived, including the adoption of the merger agreement by Adicet’s stockholders and the approval by resTORbio stockholders of the issuance of resTORbio common stock and the amendment to the resTORbio certificate of incorporation effecting the reverse stock split. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by resTORbio and Adicet and specified in the certificate of merger. Neither resTORbio nor Adicet can predict the exact timing of the consummation of the merger.

Regulatory Approvals

resTORbio must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of resTORbio common stock and the filing of the registration on Form S-4, of which this proxy statement/prospectus/information statement forms a part, with the SEC.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion is a summary of the material U.S. federal income tax consequences of the merger to U.S. Holders (as defined below) who exchange their Adicet capital stock for resTORbio common stock in the merger. This discussion does not purport to be a complete analysis of all potential tax consequences of the merger. The effects of U.S. federal tax laws other than federal income tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. Neither resTORbio nor Adicet has sought or intends to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position regarding the tax consequences of the merger contrary to that discussed below. This discussion assumes that the merger will be consummated in accordance with the Merger Agreement and as described in this proxy statement/prospectus/information statement.

For purposes of this discussion, a “ U.S. Holder” is a beneficial owner of resTORbio common stock that is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States; (ii) a corporation or any other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof; (iii) any estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if a valid election is in place to treat the trust as a U.S. person. For purposes of this discussion, a “non U.S. holder” is a beneficial owner of resTORbio common stock that is for U.S. federal income tax purposes (i) a foreign corporation, (ii) a nonresident alien individual, or (iii) a foreign estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from resTORbio common stock.

This discussion is limited to U.S. Holders that hold Adicet capital stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax, the rules related to “qualified small business stock” within the meaning of Section 1202 of the Code, the Medicare contribution tax on net investment income, any considerations relating to any requirement for certain holders to accelerate the recognition of any item of gross income as a result of such income being recognized on an “applicable financial statement,” or any withholding considerations arising under the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith). In addition, it does not address consequences relevant to U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	persons holding Adicet capital stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell Adicet capital stock under the constructive sale provisions of the Code;

•	persons who hold or received Adicet capital stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Adicet capital stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Adicet capital stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

For purposes of this discussion, a U.S. Holder is a beneficial owner of Adicet capital stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) over all of its substantial decisions or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

U.S. Federal Income Tax Consequences of the Merger

It is intended that the merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Adicet’s obligation to effect the merger is subject to the satisfaction or waiver, at or prior to the closing date of the merger, of the condition that Adicet receive an opinion of counsel, dated as of the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the merger so qualifies, the U.S. federal income tax consequences of the merger to U.S. Holders generally will be as follows:

•	a U.S. Holder who exchanges shares of Adicet capital stock for shares of resTORbio common stock pursuant to the merger generally will not recognize gain or loss,

•

a U.S. Holder will have an aggregate tax basis in the resTORbio common stock received in the merger equal to the aggregate adjusted tax basis in the shares of Adicet capital stock surrendered in the merger, and

•

a U.S. Holder will have a holding period for the shares of resTORbio common stock received in the merger that includes the holding period of the shares of Adicet capital stock surrendered in the merger.

If a U.S. Holder acquired different blocks of Adicet capital stock at different times or at different prices, the resTORbio common stock such holder receives will be allocated pro rata to each block of Adicet capital stock exchanged for such resTORbio common stock, and the basis and holding period of each block of resTORbio common stock received will be determined on a block-for-block basis depending on the basis and holding period of the blocks of Adicet capital stock exchanged for such resTORbio common stock.

Nasdaq Stock Market Listing

resTORbio common stock is currently listed on Nasdaq under the symbol “TORC”. Pursuant to the merger agreement, resTORbio has agreed to use its commercially reasonable best efforts to: (a) maintain its existing listing on Nasdaq until the effective time of the merger and to obtain approval of the listing of the combined company on Nasdaq; (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of resTORbio common stock to be issued in connection with merger, and to cause such shares to be approved for listing (subject to official notice of issuance); (c)

prepare and timely submit to Nasdaq a notification form for the reverse stock split and to submit a copy of the amendment to the resTORbio certificate of incorporation effecting the reverse stock split, certified by the Secretary of State of the State of Delaware, to Nasdaq on the closing date of the merger and (d) to the extent required by Nasdaq Marketplace Rule 5110, assist Adicet in preparing and filing an initial listing application for the combined company’s common stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to effective time of the merger. If such application is accepted, resTORbio anticipates that combined company’s common stock will continue to be listed on Nasdaq following the closing of the merger under the trading symbol “ACET.”

Anticipated Accounting Treatment

The merger will be treated by resTORbio as a reverse merger under the acquisition method of accounting in accordance with U.S. GAAP. For accounting purposes, Adicet is considered to be acquiring resTORbio in this transaction. The transaction will be accounted for as a business combination under the acquisition method of accounting under existing U.S. GAAP, which is subject to change and interpretation. Under the acquisition method of accounting, management of resTORbio and Adicet have made a preliminary estimated purchase price calculated as described in Note 3 to the Notes to the Unaudited Pro Forma Condensed Combined Financial Information beginning on page 405 of this proxy statement/ prospectus/information statement. The net tangible and intangible assets acquired and liabilities assumed in connection with the transaction are at their estimated acquisition date fair values. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. A final determination of these estimated fair values, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible and intangible assets of resTORbio that exist as of the date of completion of the transaction. The financial statements of Adicet issued after the completion of the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of resTORbio.

Appraisal Rights

Delaware Law

If the merger is completed, Adicet’s stockholders who do not deliver a written consent approving the merger will be entitled to appraisal rights under Section 262 of the DGCL (referred to as “Section 262”), provided that they comply with the conditions established by Section 262. Holders of resTORbio common stock are not entitled to appraisal rights under Delaware law in connection with the merger.

The discussion below is not a complete summary regarding the appraisal rights of Adicet’s stockholders under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached to this proxy statement/prospectus/information statement as Annex C and incorporated herein by reference. Stockholders intending to exercise appraisal rights should carefully review Annex C. Failure to follow precisely any of the statutory procedures set forth in Annex C may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Adicet’s stockholders exercise or not exercise their appraisal rights under Delaware law.

Under Section 262, when a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation, before the effective date of the merger, or the surviving corporation, within 10 days after the effective date of the merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of the merger, the effective date of the merger and that appraisal rights are available.

If the merger is completed, within 10 days after the effective date of the merger Adicet will notify its stockholders that the merger has been approved, the effective date of the merger and that appraisal rights are available to any stockholder who has not approved the merger. Holders of shares of Adicet capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Adicet within 20 days after the date of mailing of that notice, and the stockholder must not have delivered a written consent approving the merger. A demand for appraisal must reasonably inform Adicet of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Adicet capital stock held by such stockholder. Failure to deliver a written consent approving the merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Adicet Bio, Inc., 200 Constitution Drive, Menlo Park, CA 94025, Attention: Anil Singhal, and should be executed by, or on behalf of, the record holder of shares of Adicet capital stock. ALL DEMANDS MUST BE RECEIVED BY ADICET WITHIN TWENTY (20) DAYS AFTER THE DATE ADICET MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

If a holder of shares of Adicet capital stock fails to deliver a written demand for appraisal within the time period specified above, such holder will be entitled to receive the merger consideration for such holder’s shares of Adicet capital stock as provided for in the merger agreement, but will have no appraisal rights with respect to shares of Adicet capital stock held by such holder of Adicet capital stock.

To be effective, a demand for appraisal by a holder of shares of Adicet capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Adicet. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time of the merger.

If a holder of shares of Adicet capital stock holds shares of Adicet capital stock in a brokerage account or in other custodian form and such holder wishes to exercise appraisal rights, such holder should consult with such holder’s bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the effective time of the merger, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the merger by delivering a written withdrawal to Adicet. If, following a demand for appraisal, a holder of shares of Adicet capital stock who has demanded an appraisal has withdrawn such holder’s demand for appraisal in accordance with Section 262, such holders will have the right to receive the merger consideration for such holder’s shares of Adicet capital stock as provided in the merger agreement.

Within 120 days after the effective time of the merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the merger agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of such shares. This written statement will be mailed to the requesting stockholder within ten days after the stockholder’s written request is received by the surviving corporation or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective time of the merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Adicet, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. If immediately before the merger the shares of the class or series of stock as to which appraisal rights are available were listed on a national securities exchange, the Delaware Court of Chancery will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger for such total number of shares exceeds $1.0 million or (3) the merger was approved pursuant to Sections 253 or 267 of the DGCL.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each shareowner entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares.

In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Holders of shares of Adicet capital stock should be aware that the fair value of such holder’s shares as determined under Section 262 could be more than, the same as, or less than the value that such holder is entitled to receive under the terms of the merger agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the effective time of the merger, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time of the merger; however, if no petition for appraisal is filed within 120 days after the effective time of the merger, or if the stockholder delivers a written withdrawal of such stockholder’s demand for appraisal and an acceptance of the terms of the merger within 60 days after the effective time of the merger, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of such stockholder’s Adicet capital stock pursuant to the merger agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective time of the merger may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus/information statement and is incorporated herein by reference. The merger agreement has been attached to this proxy statement/prospectus/information statement to provide you with information regarding its terms. The summary of the material terms of the merger agreement below and elsewhere in this proxy statement/prospectus/information statement is qualified in its entirety by reference to the merger agreement. This summary may not contain all of the information about the merger agreement that is important to you. resTORbio and Adicet urge you to read carefully the merger agreement in its entirety as it is the legal document governing the merger.

Form of the Merger

The merger agreement provides that at the effective time of the merger, the merger subsidiary will be merged with and into Adicet. Upon the consummation of the merger, Adicet will continue as the surviving corporation and will be a wholly owned subsidiary of resTORbio.

After completion of the merger, resTORbio will be renamed “Adicet Bio, Inc.” and expects to trade on Nasdaq under the symbol “ACET”.

Effective Time of the Merger

The merger agreement requires the parties to consummate the merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the merger contained in the merger agreement are satisfied or waived, including the adoption of the merger agreement by Adicet’s stockholders and the approval by resTORbio stockholders of the issuance of resTORbio common stock and the amendment to the resTORbio certificate of incorporation effecting the reverse stock split. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by resTORbio and Adicet and specified in the certificate of merger. resTORbio and Adicet anticipate that the merger will occur sometime in the second half of 2020 but neither resTORbio nor Adicet can predict the exact timing of the consummation of the merger.

Merger Consideration and Exchange Ratio

At the effective time of the merger:

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any shares of Adicet capital stock held as treasury stock immediately prior to the effective time of the merger shall be canceled and retired and shall cease to exist with no consideration delivered in exchange therefor;

•

each share of Adicet capital stock outstanding immediately prior to the effective time (excluding shares of Adicet capital stock held as treasury stock and any dissenting shares held by stockholders who have exercised and perfected appraisal rights as more fully described in the section entitled “The Merger—Appraisal Rights” below) shall be converted solely into the right to receive a number of shares of resTORbio common stock equal to the exchange ratio of approximately 0.8555 and

•

no fractional shares of resTORbio common stock will be issuable to Adicet’s stockholders pursuant to the merger; however, any fractional shares of resTORbio common stock a holder of Adicet capital stock would otherwise be entitled to receive is to be aggregated before eliminating any remaining fractional share.

The “exchange ratio” means the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) (i) the Adicet Valuation divided by (ii) the Adicet Outstanding Shares by (b) (i) the resTORbio Valuation divided by (ii) the resTORbio Outstanding Shares. For the purposes of calculating the exchange ratio:

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“Adicet Outstanding Shares” means, subject to the terms of the merger agreement, the total number of shares of Adicet capital stock outstanding immediately prior to the effective time of the merger expressed on a fully-diluted and as-converted to Adicet common stock basis assuming, without limitation or duplication, (i) the exercise in full of all Adicet options and Adicet warrants outstanding as of immediately prior to the effective time of the merger that are not cancelled at the effective time of the merger pursuant to the merger agreement (and excluding any unvested Adicet options that are forfeited at the effective time of the merger), (ii) the conversion of all shares of Adicet preferred stock into Adicet common stock, and (iii) the issuance of shares of Adicet capital stock in respect of all other outstanding options, warrants, restricted stock units, restricted stock awards or rights to receive such shares, whether conditional or unconditional and including any outstanding options or rights triggered by or associated with the consummation of the merger (but excluding any shares of Adicet capital stock (1) reserved for issuance other than with respect to outstanding Adicet options under Adicet plans as of immediately prior to the effective time of the merger or (2) which may be issued under the funding agreement).

•	“Adicet Valuation” means $220,000,000.

•

“resTORbio Outstanding Shares” means, subject to the terms of the merger agreement (including, without limitation, the effects of the reverse stock split), the total number of shares of resTORbio common stock outstanding immediately prior to the effective time of the merger expressed on a fully-diluted basis, but assuming, without limitation or duplication, (i) the exercise in full of all resTORbio options outstanding as of immediately prior to the effective time of the merger that are not cancelled at the effective time of the merger pursuant to the merger agreement, (ii) with respect to resTORbio restricted stock units, the settlement of such resTORbio restricted stock units for shares of resTORbio common stock on a net settlement basis as provided in the merger agreement, and (iii) the issuance of shares of resTORbio common stock in respect of all other outstanding options, warrants, restricted stock units, restricted stock awards or rights to receive such shares, whether conditional or unconditional and including any outstanding options or rights triggered by or associated with the consummation of the merger (but excluding any shares of resTORbio common stock (1) reserved for issuance other than with respect to outstanding resTORbio options under the resTORbio Stock Plans as of immediately prior to the effective time of the merger or (2) which may be issued under the funding agreement).

•	“resTORbio Valuation” means $73,333,333.33.

The exchange ratio is calculated using a formula intended to allocate to Adicet’s stockholders (on a fully-diluted basis), a percentage of the combined company. Based on Adicet’s and resTORbio’s capitalization as of August 4, 2020, the exchange ratio is currently estimated to be approximately 0.8555 shares of resTORbio common stock for each share of Adicet capital stock, subject to adjustment to account for the effect of the reverse stock split. This exchange ratio is an estimate only and the final exchange ratio will be based on the number of resTORbio Outstanding Shares and Adicet Outstanding Shares immediately prior to the effective time of the merger.

Immediately following the effective time of the merger, the former equityholders of Adicet are expected to hold approximately 75% of the outstanding shares of resTORbio common stock on a fully-diluted basis and the current equityholders of resTORbio’s are expected to hold approximately 25% of the outstanding shares of resTORbio common stock on a fully-diluted basis (in each case excluding equity incentives available for grant).

The merger agreement does not include a price-based termination right, and there will be no adjustment to the total number of shares of resTORbio common stock that Adicet’s stockholders will be entitled to receive for changes in the market price of resTORbio common stock after the date the merger agreement was signed. Accordingly, the market value of the shares of resTORbio common stock issued pursuant to the merger will depend on the market value of the shares of resTORbio common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement.

The merger agreement provides that, at the effective time of the merger, resTORbio will deposit with an exchange agent acceptable to resTORbio and Adicet evidence of book-entry shares representing the shares of resTORbio common stock issuable to Adicet’s stockholders.

The merger agreement provides that, promptly after the effective time of the merger, the exchange agent will mail to each record holder of Adicet capital stock immediately prior to the effective time of the merger a letter of transmittal and instructions for surrendering and exchanging Adicet stock certificates held by such record holder in exchange for book-entry shares of resTORbio common stock. Upon surrender of a Adicet stock certificate for exchange to the exchange agent, together with a duly executed letter of transmittal and such other documents as the exchange agent or resTORbio may reasonably require, the Adicet stock certificate surrendered will be cancelled and the holder of such Adicet stock certificate will be entitled to receive book-entry shares representing the number of whole shares of resTORbio common stock that such holder has the right to receive pursuant to the provisions of the merger agreement.

From and after the effective time of the merger, until it is surrendered, each certificate that previously evidenced shares of Adicet capital stock will be deemed to represent only the right to receive book-entry shares of resTORbio common stock.

If any Adicet stock certificate has been lost, stolen or destroyed, resTORbio may, in its discretion, and as a condition precedent to the delivery of any book-entry shares of resTORbio common stock, require the owner of such lost, stolen or destroyed certificate to provide an affidavit claiming such certificate has been lost, stolen or destroyed and post a bond indemnifying resTORbio against any claim suffered by resTORbio related to the lost, stolen or destroyed certificate or any shares of resTORbio common stock issued in exchange for such certificate as resTORbio may reasonably request.

resTORbio will not pay dividends or other distributions on any shares of resTORbio common stock to be issued in exchange for shares of Adicet capital stock represented by any unsurrendered Adicet stock certificate until such Adicet stock certificate is surrendered as provided in the merger agreement.

Equity Awards and Warrants

Prior to the closing of the merger, the resTORbio Board will adopt appropriate resolutions and take all other actions necessary and appropriate, including using commercially reasonable efforts to obtain any necessary consent from the holder of a resTORbio option, to provide the following:

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the vesting of each unexpired, unexercised and unvested resTORbio option shall be accelerated in full effective as of immediately prior to the effective time of the merger (the number of shares of common stock underlying such options and the exercise price for such options will be adjusted to account for the reverse stock split);

•

each unexpired and unexercised resTORbio option with an exercise price that equals or exceeds the volume weighted average Nasdaq Stock Market share price of resTORbio common stock for a five trading day period, starting with the opening of trading on the first trading day of such period to the closing of the second to last trading day prior to the effective time of the merger, as reported by Nasdaq (or, in the event Nasdaq does not report such information, such third-party service as is mutually agreed upon by the parties) (referred to as the “in-the-money price”) shall be cancelled for no consideration; and

•	each unexpired and unexercised resTORbio option with an exercise price that is less than the in-the-money price shall remain outstanding after the close of the merger in accordance with its terms.

Prior to the completion of the merger, the resTORbio Board will adopt appropriate resolutions and take all other actions necessary and appropriate to provide that (i) the vesting of each outstanding unvested resTORbio RSU shall be accelerated in full effective as of immediately prior to the effective time of the merger and (ii) for each outstanding and unsettled resTORbio RSU (including any resTORbio RSUs that are accelerated as stated in (i) above), each holder thereof shall receive, immediately prior to the effective time of the merger, a number of shares of resTORbio common stock equal to the number of vested and unsettled restricted stock units underlying such resTORbio RSU, less the number of resTORbio shares withheld for purposes of tax withholding obligations. The number of shares of common stock underlying such resTORbio RSUs will be adjusted to account for the reverse stock split. The resTORbio Stock Plans shall remain in effect and each unexpired and unexercised resTORbio option shall continue to remain outstanding after the effective time of the merger.

Pursuant to the merger agreement, at the effective time of the merger, (i) each Adicet option that is outstanding and unexercised immediately prior to the effective time of the merger issued under the Adicet 2015 plan and (ii) certain Adicet options that are outstanding and unexercised immediately prior to the effective time of the merger issued under the Adicet 2014 plan, in each case whether or not vested, without any action on the part of the holder thereof, will be converted into and become a resTORbio option, and resTORbio shall assume the Adicet plans and each such Adicet option in accordance with the terms (as in effect as of the date of the merger agreement) of the Adicet plans and the terms of the stock option agreement by which such Adicet option is evidence. All rights with respect to Adicet common stock under Adicet options assumed by resTORbio shall thereupon be converted into rights with respect to resTORbio common stock. Accordingly, from and after the effective time of the merger, (i) each Adicet option assumed by resTORbio may be exercised solely for shares of resTORbio common stock; (ii) the number of shares of resTORbio common stock subject to each Adicet option assumed by resTORbio shall be determined by multiplying (A) the number of shares of Adicet common stock that were subject to such Adicet option, as in effect immediately prior to the effective time of the merger, by (B) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of resTORbio common stock; and (iii) the per share exercise price for the resTORbio common stock issuable upon exercise of each Adicet option assumed by resTORbio shall be determined by dividing (A) the per share exercise price of Adicet common stock subject to such Adicet option, as in effect immediately prior to the effective time of the merger, by (B) the exchange ratio and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any Adicet option assumed by resTORbio shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Adicet option shall otherwise remain unchanged.

At the effective time of the merger, all rights with respect to Adicet common stock under Adicet warrants shall be converted into rights with respect to resTORbio common stock and thereupon assumed by resTORbio. Accordingly, from and after the effective time of the merger: (i) each Adicet warrant assumed by resTORbio may be exercised solely for shares of resTORbio common stock; (ii) the number of shares of resTORbio common stock subject to each Adicet warrant assumed by resTORbio shall be determined by multiplying (x) the number of shares of Adicet common stock that were subject to such Adicet warrant (on an as-converted basis with respect to shares of Adicet preferred stock), as in effect immediately prior to the effective time of the merger, by (y) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of resTORbio common stock; (iii) the per share exercise price for the resTORbio common stock issuable upon exercise of each Adicet warrant assumed by resTORbio shall be determined by dividing (x) the exercise price per share of Adicet common stock subject to such Adicet warrant (or, in the case of Adicet warrants exercisable for shares of Adicet preferred stock, the exercise price per share of such series of Adicet preferred stock divided by the number of shares of Adicet common stock into which such share of Adicet preferred stock is then convertible), as in effect immediately prior to the effective time of the merger, by (y) the exchange ratio, and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Adicet warrant assumed by resTORbio shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Adicet warrant shall otherwise remain unchanged.

Employees

From and after effective time of the merger, resTORbio shall assume and honor all Adicet employee plans. For all purposes under resTORbio employee plans providing benefits to any employee who continues to be employed by either of resTORbio or Adicet immediately following the completion of the merger (each referred to as a “Continuing Employee”), and subject to applicable law, each such Continuing Employee shall be credited with his or her years of service with Adicet before effective time of the merger, to the same extent as such Continuing Employee was entitled, before effective time of the merger, to credit for such service under any similar Adicet employee plans, as applicable, except (i) to the extent such credit would result in a duplication of benefits, (ii) with respect to benefit accrual under a defined benefit pension plan or retiree welfare benefit plan or (iii) with respect to any employee plan for which prior service is not taken into account for current employees of resTORbio. In addition, and without limiting the generality of the foregoing, and subject to any applicable law: (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all resTORbio employee plans, as applicable, which are welfare benefit plans to the extent coverage under such resTORbio employee plan replaces coverage under a comparable Company employee plan in which such Continuing Employee participated immediately before effective time of the merger; and (ii) for purposes of each resTORbio employee plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, resTORbio shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such employee plan to be waived for such Continuing Employee and his or her covered dependents, and resTORbio shall use its commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of Adicet employee plan ending on the date such Continuing Employee’s participation in the corresponding resTORbio employee plan begins to be taken into account for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such resTORbio employee plan.

Regulatory Approvals

Neither resTORbio nor Adicet is required to make any filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the merger. In the United States, resTORbio and Adicet must comply with applicable federal and state securities laws and the Nasdaq rules in connection with the issuance of shares of resTORbio common stock in the merger, including the filing with the SEC of this proxy statement/prospectus/information statement and the required stockholder approval for the resulting “change of control” of resTORbio under the Nasdaq rules.

Nasdaq Listing

resTORbio common stock is currently listed on Nasdaq under the symbol “TORC”. Pursuant to the merger agreement, resTORbio has agreed to use its commercially reasonable efforts to: (a) maintain its existing listing on Nasdaq until the effective time of the merger and to obtain approval of the listing of the combined company on Nasdaq; (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of resTORbio common stock to be issued in connection with the merger, and to cause such shares to be approved for listing (subject to official notice of issuance); (c) prepare and timely submit to Nasdaq a notification form for the reverse stock split and to submit a copy of the amendment to the resTORbio certificate of incorporation effecting the reverse stock split, certified by the Secretary of State of the State of Delaware, to Nasdaq on the closing date of the merger and (d) to the extent required by Nasdaq Marketplace Rule 5110, assist Adicet in preparing and filing the Nasdaq Listing Application and to cause such Nasdaq Listing Application to be conditionally approved prior to the effective time of the merger. If such application is accepted, resTORbio anticipates that combined company’s common stock will continue to be listed on Nasdaq following the closing of the merger under the trading symbol “ACET.”

Amendment to the resTORbio Certificate of Incorporation; Certificate of Incorporation of the Surviving Corporation

Stockholders of record of resTORbio common stock on the record date for the special meeting will be asked to approve an amendment to the resTORbio certificate of incorporation to effect the reverse stock split upon consummation of the merger, which requires the affirmative vote of holders of shares representing a majority of all shares of resTORbio common stock outstanding on the record date for the special meeting.

Conditions to the Completion of the Merger

Each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, which include the following:

•

the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, shall have become effective in accordance with the provisions of the Securities Act and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC), seeking a stop order that has not been withdrawn;

•

any applicable material state securities laws shall have been complied with and no stop order shall have been issued or threatened with respect to the resTORbio common stock to be issued to Adicet’s stockholders by any applicable state securities commissioner or court of competent jurisdiction;

•

there must not have been issued, and remain in effect, any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger or any of the other contemplated transactions by any court of competent jurisdiction or other governmental entity of competent jurisdiction, and no law, statute, rule, regulation, ruling or decree shall be in effect which has the effect of making the consummation of the merger or any of the other contemplated transactions illegal;

•

the holders of a majority of (a) the outstanding shares of Adicet capital stock (on an as-converted to Adicet common stock basis), (b) the outstanding shares of Adicet preferred stock, voting together as one class (on an as-converted to Adicet common stock basis) and (c) the outstanding shares of Adicet Series B preferred stock, voting together as one class, in each case, outstanding on the record date for the Adicet written consent and entitled to vote thereon must have adopted and approved the merger agreement and the contemplated transactions;

•

the holders of a majority of the votes properly cast at the special meeting must have approved the issuance of resTORbio common stock in the merger, and the holders of a majority of the outstanding shares of resTORbio common stock must have approved the reverse stock split; and

•

the approval of the additional shares of resTORbio common stock shall have been obtained, and the shares of resTORbio common stock to be issued in the merger shall have been approved for listing on Nasdaq (subject to official notice of issuance).

In addition, each party’s obligation to complete the merger is subject to the satisfaction or waiver by that party of the following additional conditions:

•

the representations and warranties regarding certain matters, including matters related to organization, capitalization, authority, vote required and financial advisors of the other party in the merger agreement must be true and correct in all material respects on the date of the merger agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•	the remaining representations and warranties of the other party in the merger agreement must be true and correct on the date of the merger agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have an Adicet Material Adverse Effect or a resTORbio Material Adverse Effect (each as defined below), as applicable (without giving effect to any references therein to any Adicet Material Adverse Effect or resTORbio Material Adverse Effect, as applicable, or other materiality qualifications);

•

the other party to the merger agreement must have performed or complied with, in all material respects, all of such party’s agreements and covenants required to be performed or complied with by it under the merger agreement at or prior to the effective time of the merger;

•	the other party must have delivered certain certificates and other documents required under the merger agreement for the closing of the merger; and

•	the lock-up agreements of the other party’s stockholders must remain in full force and effect as of immediately following the effective time of the merger.

In addition, the obligation of resTORbio and the merger subsidiary to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•	the funding transaction shall have been consummated on the terms and conditions set forth in the funding agreement; and

•

since the date of the merger agreement, there shall have been no effect, change, event, circumstance or development that (considered together with all other effects, changes, events, circumstances, or developments that have occurred prior to the applicable date of determination) has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Adicet or its subsidiaries, taken as a whole (referred to as an “Adicet Material Adverse Effect”); provided that effects, changes, events, circumstances or developments resulting from the following shall not be taken into account for purposes of determining whether an Adicet Material Adverse Effect shall have occurred:

•	(i) the announcement or pendency of the merger agreement or the contemplated transactions;

•	(ii) the taking of any action, or the failure to take any action, by any party that is required to comply with the terms of the merger agreement;

•

(iii) any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world, or any governmental or other response or reaction to any of the foregoing;

•	(iv) any change in generally accepted accounting principles or any change in applicable laws, rules or regulations or the interpretation thereof;

•	(v) general economic or political conditions or conditions generally affecting the industries in which either party and its subsidiaries operate; or

•	(vi) any change in the cash position of Adicet or its subsidiaries which results from operations in the ordinary course of business.

except in each case with respect to clauses (iii), (iv) and (v), to the extent disproportionately affecting Adicet and its subsidiaries, taken as a whole, relative to the industries in which Adicet and its subsidiaries operate.

In addition, the obligation of Adicet to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•

since the date of the merger agreement, there shall have been no effect, change, event, circumstance or development that (considered together with all other effects, changes, events, circumstances, or developments that have occurred prior to the applicable date of determination) has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of resTORbio or its subsidiaries, taken as a whole (referred to as a “resTORbio Material Adverse Effect”); provided that effects, changes, events, circumstances or developments resulting from the following shall not be taken into account for purposes of determining whether a resTORbio Material Adverse Effect shall have occurred:

•	(i) the announcement or pendency of the merger agreement or the contemplated transactions;

•	(ii) the taking of any action, or the failure to take any action, by any party that is required to comply with the terms of the merger agreement;

•

(iii) any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world, or any governmental or other response or reaction to any of the foregoing;

•	(iv) any change in generally accepted accounting principles or any change in applicable laws, rules or regulations or the interpretation thereof;

•	(v) general economic or political conditions or conditions generally affecting the industries in which either party or its subsidiaries operate;

•

(vi) any change in the stock price or trading volume of resTORbio common stock (it being understood, however, that any effect causing or contributing to, or resulting from, any change in stock price or trading volume of resTORbio common stock may be taken into account in determining whether a material adverse effect has occurred, unless such effects are otherwise excepted from causing a material adverse effect under the merger agreement); or

•	(vii) the suspension of trading in or delisting of resTORbio common stock on Nasdaq.

except, in each case with respect to clauses (iii), (iv) and (v), to the extent materially and disproportionately affecting resTORbio and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which resTORbio operates.

•

the existing shares of resTORbio common stock on Nasdaq shall have been continually listed on Nasdaq from the date of the merger agreement through the closing and the shares of resTORbio common stock to be issued in the merger pursuant to the merger agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq;

•

neither the principal executive officer nor the principal financial officer of resTORbio shall have failed to provide, with respect to any document required to be field with the SEC on or after the date of the merger agreement, any necessary certification under the Exchange Act or applicable law;

•	resTORbio shall have filed the amendment to the resTORbio certificate of incorporation to effect the reverse stock split;

•	resTORbio shall have entered into the exchange agent agreement with the exchange agent; and

•

Adicet shall have received an opinion from Morrison & Foerster (or if Morrison & Foerster is unable to issue such an opinion, from another nationally recognized law firm proposed by resTORbio that is reasonably acceptable to Adicet), in form and substance reasonably satisfactory to Adicet, dated as of the closing date of the merger, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Representations and Warranties

The merger agreement contains customary representations and warranties of resTORbio and Adicet for a transaction of this type relating to, among other things:

•	corporate organization and power, and similar corporate matters;

•	subsidiaries;

•	authority to enter into the merger agreement and the related agreements;

•	votes required for completion of the merger and approval of the proposals that will come before the special meeting and that will be the subject of Adicet’s stockholders consent;

•	except as otherwise specifically disclosed pursuant to in the merger agreement, the fact that the consummation of the merger would not contravene or require the consent of any third party;

•	capitalization;

•	financial statements and with respect to resTORbio, documents filed with the SEC and the accuracy of information contained in those documents;

•	material changes or events;

•	liabilities;

•	title to assets;

•	real property and leaseholds;

•	intellectual property;

•	the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach to such contracts;

•	regulatory compliance, permits and restrictions;

•	legal proceedings and orders;

•	tax matters;

•	employee and labor matters and benefit plans;

•	environmental matters;

•	insurance;

•	transactions with affiliates;

•	any brokerage or finder’s fee or other fee or commission in connection with the merger;

•	privacy and data security;

•	anti-bribery;

•	matters related to the Committee on Foreign Investment in the United States; and

•	with respect to resTORbio, the valid issuance in the merger of resTORbio common stock.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of resTORbio and Adicet to complete the merger.

No Solicitation

Each of resTORbio and Adicet agreed that during the period commencing on the date of the merger agreement and ending on the earlier of the consummation of the merger or the termination of the merger agreement in accordance with its terms, except as described below, resTORbio and Adicet and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it or any of its subsidiaries to, directly or indirectly:

•

solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any “acquisition proposal” (as defined in the section entitled “The Merger Agreement—No Solicitation” on page 215 of this proxy statement/prospectus/information statement), or “acquisition inquiry” (as defined in the section entitled “The Merger Agreement—No Solicitation” on page 215 of this proxy statement/prospectus/information statement);

•	furnish any non-public information with respect to it to any person in connection with or in response to an acquisition proposal or acquisition inquiry;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•	subject to certain exceptions, approve, endorse or recommend an acquisition proposal;

•

execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to an acquisition transaction (as defined in the section entitled “The Merger Agreement—No Solicitation” on page 215 of this proxy statement/prospectus/information statement);

•	take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry; or

•	publicly propose to do any of the foregoing.

An “acquisition inquiry” means an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Adicet, on the one hand, or resTORbio, on the other hand, to the other party) that could reasonably be expected to lead to an acquisition proposal.

An “acquisition proposal” means any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Adicet or any of its affiliates, on the one hand, or by or on behalf of resTORbio or any of its affiliates, on the other hand, to the other party) contemplating or otherwise relating to any “acquisition transaction.”

An “acquisition transaction” means any transaction or series of related transactions involving:

•

any merger, consolidation, amalgamation, share exchange, business combination, issuance or acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or similar transaction: (i) in which resTORbio, Adicet or merger subsidiary is a constituent entity, (ii) in which any individual, entity, governmental entity, or “group,” as defined under applicable securities laws, directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of resTORbio, Adicet or merger subsidiary or any of their respective subsidiaries or (iii) in which resTORbio, Adicet or merger subsidiary or any of their respective subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries (the transactions contemplated by the funding agreement (including, without limitation, the funding transaction) shall not be considered an “acquisition transaction”); or

•

any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of resTORbio, Adicet or merger subsidiary and their respective subsidiaries, as applicable, taken as a whole.

Notwithstanding the foregoing, before obtaining the applicable approvals of the stockholders of resTORbio or of Adicet required to consummate the merger, resTORbio or Adicet, as applicable, may furnish non-public information regarding such party and its subsidiaries to, and may enter into discussions or negotiations with, any third party in response to a bona fide written acquisition proposal made or received after the date of the merger agreement, which the resTORbio Board or the Adicet Board, as applicable, determines in good faith, after consultation with its respective financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a “superior offer,” as defined below, if:

•	neither such party nor any representative of such party has breached the solicitation provisions of the merger agreement described above;

•

the resTORbio Board or the Adicet Board, as applicable, concludes in good faith, based on the advice of its respective outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the resTORbio Board’s, or the Adicet’s Board’s, as applicable, fiduciary duties under applicable legal requirements;

•

such party gives to the other party at least two business days prior written notice of the identity of the third party and of such party’s intention to furnish information to, or enter into discussions or negotiations with, such third party before furnishing any information or entering into discussions or negotiations with such third party;

•

such party receives from the third party an executed confidentiality agreement containing terms not materially less restrictive in the aggregate as those contained in the confidentiality agreement between resTORbio and Adicet; and

•

at least two business days prior to furnishing of any non-public information to a third party, such party furnishes the same non-public information to the other party to the extent not previously furnished.

A “superior offer” means an unsolicited, bona fide written acquisition proposal (with all references to 20% in the definition of acquisition transaction being treated as references to greater than 50% for these purposes) that (a) was not obtained or made as a direct or indirect result of a breach, or violation, of the merger agreement, (b) is on terms and conditions that the resTORbio Board determines in good faith, based on such matters that it deems relevant, as well as any written offer by Adicet to amend the terms of the merger agreement, and following consultation with outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to resTORbio stockholders than the terms of the merger, (c) is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party) and (d) is reasonably capable of being completed on the terms proposed without unreasonable delay. resTORbio or Adicet, as applicable, shall not be permitted enter into any definitive agreement that contemplates or otherwise relates to an acquisition transaction that constitutes a superior offer (referred to as a “Permitted Alternative Agreement”) unless: (i) the other party shall have received written notice from such party of such party’s intention to enter into such Permitted Alterative Agreement at least five business days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, (ii) such party shall have complied in all material respects with its obligations under the merger agreement, (iii) the resTORbio Board or the Adicet Board, as applicable, shall have determined in good faith, after consultation with its respective outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable law and (iv) such party shall concurrently pay to the other party a termination fee of $6,100,000.

The merger agreement also provides that each party will promptly advise the other of the status and terms of, and keep the other party reasonably informed with respect to, any acquisition proposal or any inquiry, indication of interest or request for information that would reasonably be expected to lead to an acquisition proposal or any material change or proposed material change to that acquisition proposal or inquiry, indication of interest or request for information that would reasonably be expected to lead to an acquisition proposal.

Meeting of resTORbio’s Stockholders

resTORbio is obligated under the merger agreement to call, give notice of and hold a meeting of its stockholders for the purposes of voting on the issuance of shares of resTORbio common stock, the amendment of the resTORbio certificate of incorporation, the merger and the reverse stock split. The resTORbio stockholders’ meeting shall be held as promptly as practicable after the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, is declared effective under the Securities Act and in any event no later than 45 days after such date. resTORbio has agreed to use reasonable best efforts to ensure that all proxies solicited in connection with the stockholders’ meeting are solicited in compliance with all applicable laws. resTORbio’s obligation to hold such meeting shall not be limited or otherwise affected by any withdrawal or modification of the recommendation of the resTORbio Board with respect to the issuance of shares of resTORbio common stock in the merger.

Written Consent of Adicet Stockholders

Promptly after the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC, Adicet is obligated under the merger agreement to solicit for approval by written consent from Adicet stockholders sufficient for the Required Adicet Stockholder Vote, in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving the merger agreement and the contemplated transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the merger it is not entitled to appraisal rights with respect to its shares in connection with the merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL.

Directors and Officers Following the Merger

At and immediately after the effective time of the merger, the combined company will initially have a seven member board of directors. The initial directors to serve on the board of directors of the combined company shall be Chen Schor, Erez Chimovits, Carl Gordon, Ph.D., Aya Jakobovits, Ph.D., Yair Schindel, M.D., Jeffery A. Chodakewitz, M.D. and Steve Dubin. At and immediately after the effective time of the merger, the officers of the combined company shall include Chen Schor, Stewart Abbot, Ph.D., Francesco Galimi, M.D., Ph.D., Lloyd Klickstein, M.D., Ph.D. and Carrie Krehlik.

Indemnification of Officers and Directors

From the effective time of the merger through the sixth anniversary of the date on which the effective time of the merger occurs, each of resTORbio and Adicet shall indemnify and hold harmless each person who is at the effective time of the merger, or was at any time prior, or who became prior to the effective time of the merger, a director or officer of resTORbio or Adicet, respectively (referred to as “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (referred to as the “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of resTORbio or of Adicet, whether asserted or claimed prior to, at or after the effective time of the merger, in each case, to the fullest extent permitted under the DGCL. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of resTORbio and Adicet, jointly and severally, upon receipt by resTORbio or Adicet from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to resTORbio, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. Without otherwise limiting the D&O Indemnified Parties’ rights with regards to counsel, following the effective time of the merger, the D&O Indemnified Parties shall be entitled to continue to retain Goodwin Procter or Morrison & Foerster or such other counsel selected by the D&O Indemnified Parties.

The provisions of the resTORbio certificate of incorporation and the resTORbio bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of resTORbio that are presently set forth in the resTORbio certificate of incorporation and the resTORbio bylaws shall not be amended, modified or repealed for a period of six years from the effective time of the merger in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the effective time of the merger, were officers or directors of resTORbio, unless such modification is required by applicable law. The certificate of incorporation and bylaws of Adicet shall contain, and resTORbio shall cause the certificate of incorporation and bylaws of Adicet to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the resTORbio certificate of incorporation and the resTORbio bylaws.

From and after the effective time of the merger, (i) Adicet shall fulfill and honor in all respects the obligations of Adicet to its D&O Indemnified Parties as of immediately prior to the completion of the merger pursuant to any indemnification provisions under Adicet’s organizational documents and pursuant to any indemnification agreements between Adicet and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the effective time of the merger and (ii) resTORbio shall fulfill and honor in all respects the obligations of resTORbio to its D&O Indemnified Parties as of immediately prior to the completion of the merger pursuant to any indemnification provisions under resTORbio’s organizational documents and pursuant to any indemnification agreements between resTORbio and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the effective time of the merger.

From and after the effective time of the merger, resTORbio shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the completion of the merger, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to resTORbio. In addition, resTORbio shall purchase, prior to the effective time of the merger, a six-year prepaid “D&O tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of resTORbio’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the effective time of the merger with respect to any claim related to any period of time at or prior to the effective time of the merger with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under resTORbio’s existing policies as of the date of the merger agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of resTORbio by reason of him or her serving in such capacity that existed or occurred at or prior to the effective time of the merger (including in connection with the merger agreement or the contemplated transactions or in connection with resTORbio’s initial public offering of shares of resTORbio common stock).

From and after the effective time of the merger, resTORbio shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this section in connection with their enforcement of the rights provided to such persons in this section. These provisions are intended to be in addition to the rights otherwise available to the current and former officers and directors of resTORbio and Adicet by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives. In the event resTORbio or Adicet or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of resTORbio or Adicet, as the case may be, shall succeed to the obligations set forth in this section. resTORbio shall cause Adicet to perform all of the obligations of Adicet under this section.

Covenants; Conduct of Business Pending the Merger

resTORbio has agreed that, except as expressly contemplated or permitted by the merger agreement or the funding agreement, as required to comply with any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or any other law, order, directive, guidelines or recommendations by any governmental authority in connection with or in response to COVID-19 (referred to as the “COVID-19 measures”), any action taken or not taken by resTORbio or any of its subsidiaries in good faith to respond to the actual or anticipated effect on resTORbio or any of its subsidiaries of COVID-19 or the COVID-19 Measures, including changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners, as required by law, or unless Adicet shall have provided written consent (which consent may not be unreasonably withheld, conditioned or delayed), during the period commencing on the date of the merger agreement and continuing until the earlier to occur of the closing of the merger and the termination of the merger agreement, resTORbio will use commercially reasonable efforts to conduct its business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations (including maintaining compliance in all material respects with the applicable listing and governance rules and regulations of Nasdaq) and certain contracts, and to take other agreed-upon actions. resTORbio has also agreed that, subject to certain limited exceptions, without the consent of Adicet (which consent may not be unreasonably withheld, conditioned or delayed), it will not, during the period commencing on the date of the merger agreement and continuing until the earlier to occur of the closing of the merger and the termination of the merger agreement:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock (other than dividends and distributions by a direct or indirect wholly owned subsidiary of resTORbio to its parent); or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of common stock from terminated employees, directors or consultants of resTORbio in accordance with agreements in effect on the date of the merger agreement providing for the repurchase of shares at no more than the purchase price thereof in connection with any termination of services to resTORbio or any of its subsidiaries);

•

sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: any capital stock or other security (except for resTORbio common stock issued upon the valid exercise or settlement of outstanding resTORbio options or resTORbio RSUs, as applicable); any option, warrant or right to acquire any capital stock or any other security of resTORbio; or any instrument convertible into or exchangeable for any capital stock or other security of resTORbio;

•

except as required to give effect to anything in contemplation of the closing of the merger, amend the resTORbio certificate of incorporation, the resTORbio bylaws or other charter or organizational documents of resTORbio, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the proposed transactions under the merger agreement;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into any joint venture with any other entity;

•

lend money to any person; incur or guarantee any indebtedness for borrowed money (other than in the ordinary course of business); guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $100,000;

•

other than in the ordinary course of business, adopt, establish or enter into any employee benefit plan, cause or permit any employee benefit plan to be amended other than as required by law, pay any bonus or make any profit-sharing or similar payment (except with respect to obligations in place on the date of the merger agreement pursuant to any employee benefit plan), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants; or increase the severance or change of control benefits offered to any current or new employees, directors or consultants or hire any officer, employee or consultant;

•	enter into any material transaction outside the ordinary course of business;

•

acquire any material asset or sell, license, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business;

•

make (other than consistent with past practice), change or revoke any material tax election; file any material amendment to any tax return, or adopt or change any material accounting method in respect of taxes;

•

waive, settle or compromise any pending or threatened legal proceeding against resTORbio or any of its subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate and (B) that do not impose any material restrictions on the operations or businesses of resTORbio or its subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by, resTORbio or any of its subsidiaries;

•	delay or fail to repay when due any material obligation, including accounts payable and accrued expenses, other than in the ordinary course of business;

•	forgive any loans to any person, including its employees, officers, directors or affiliates;

•	sell, assign, transfer, license, sublicense or otherwise dispose of any material resTORbio intellectual property rights (other than in the ordinary course of business);

•

other than in the ordinary course of business, (A) materially change pricing or royalties or other payments set or charged by resTORbio or any of its subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by persons who have licensed intellectual property to resTORbio or any of its subsidiaries;

•

either solely or in collaboration with any third party, directly or indirectly, commence, enter, join, revive, solicit, or otherwise get engaged in, any clinical trial other than certain clinical trials existing on or prior to the date of the merger agreement;

•	other than as required by law or U.S. GAAP, take any action to change accounting policies or procedure;

•

except as otherwise set forth in resTORbio’s operating budget delivered to Adicet concurrently with the execution of the merger agreement (referred to as the “resTORbio budget”) (and other than incurrence or payment of resTORbio transaction expenses up to an aggregate of $500,000 in excess of the amount budgeted for the aggregate resTORbio transaction expenses in the resTORbio budget), make any expenditures, incur any liabilities or discharge or satisfy any liabilities in amounts that exceed the aggregate amount of the resTORbio budget by, in the aggregate, more than $500,000;

•	take any action that results in resTORbio owing certain payments or amounts;

•	enter into, amend, terminate or waive any material option or right under any material contract, other than in the ordinary course of business; or

•	agree, resolve or commit to do any of the foregoing.

Adicet has agreed that, except as expressly permitted or contemplated by the merger agreement or the funding agreement, as required to comply with any COVID-19 measures, any action taken or not taken by resTORbio or any of its subsidiaries in good faith to respond to the actual or anticipated effect on resTORbio or any of its subsidiaries of COVID-19 or the COVID-19 measures, including changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners, as required by law, or unless resTORbio shall have provided written consent (which consent may not be unreasonably withheld, conditioned or delayed), during the period commencing on the date of the merger agreement and continuing until the earlier to occur of the closing of the merger and the termination of the merger agreement, Adicet will use commercially reasonable efforts to conduct its business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts, and to take other agreed-upon actions. Adicet has also agreed that, subject to certain limited exceptions, without the consent of resTORbio (which consent may not be unreasonably withheld, conditioned or delayed), it will not, during the period commencing on the date of the merger agreement and continuing until the earlier to occur of the closing of the merger and the termination of the merger agreement:

•

declare, accrue, set aside or pay any dividend, or make any other distribution in respect of any shares of capital stock (other than dividends and distributions by a direct or indirect wholly owned subsidiary of Adicet to its parent); or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of common stock from terminated employees, directors or consultants of Adicet in accordance with agreements in effect on the date of the merger agreement providing for the repurchase of shares at no more than the purchase price thereof in connection with any termination of services to Adicet or any of its subsidiaries);

•

except as required to give effect to anything in contemplation of the closing of the merger, amend the certificate of incorporation, bylaws or other charter or organizational documents of Adicet or its subsidiaries, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the proposed transactions under the merger agreement;

•

sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: any capital stock or other security of Adicet or any of its subsidiaries (except for shares of outstanding Adicet common stock issued upon the valid exercise of Adicet options), any option, warrant or right to acquire any capital stock or any other security other than option grants to employees and service providers in the ordinary course of business; or any instrument convertible into or exchangeable for any capital stock or other security of Adicet;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into any joint venture with any other entity;

•	lend money to any person; incur or guarantee any indebtedness for borrowed money; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $250,000;

•

other than in the ordinary course of business, adopt, establish or enter into any employee benefit plan, cause or permit any employee benefit plan to be amended other than as required by law, pay any bonus or make any profit-sharing or similar payment (except with respect to obligations in place on the date of the merger agreement pursuant to any employee benefit plan), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, consultants or employees; or increase the severance or change of control benefits offered to any current or new employees, directors or consultants;

•	enter into any material transaction outside the ordinary course of business;

•

acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business;

•	sell, assign, transfer, license, sublicense or otherwise dispose of any material Adicet intellectual property rights (other than in the ordinary course of business);

•

make (other than consistent with past practice), change or revoke any material tax election; file any material amendment to any tax return or adopt or change any material accounting method in respect of taxes;

•	enter into, amend, terminate, or waive any material option or right under, any material contract, other than in the ordinary course of business;

•	delay or fail to repay when due any material obligation, including accounts payable and accrued expenses, other than in the ordinary course of business;

•	forgive any loans to any person, including its employees, officers, directors or affiliates;

•	sell, assign, transfer, license, sublicense or otherwise dispose of any material intellectual property rights (other than in the ordinary course of business);

•

other than in the ordinary course of business, (A) materially change pricing or royalties or other payments set or charged by Adicet or any of its subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by persons who have licensed intellectual property to Adicet or any of its subsidiaries;

•	other than as required by law or U.S. GAAP, take any action to change accounting policies or procedure;

•

waive, settle or compromise any pending or threatened legal proceeding against Adicet or any of its subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate and (B) that do not impose any material restrictions on the operations or businesses of Adicet or its subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by, Adicet or any of its subsidiaries; or

•	agree, resolve or commit to do any of the foregoing.

Other Agreements

Each of resTORbio and Adicet has agreed to use its commercially reasonable efforts to cause to be taken all actions necessary to consummate the merger and the other contemplated transactions. In connection therewith, each party has agreed to:

•	file or otherwise submit all applications and notices required to be filed in connection with the merger and the other contemplated transactions;

•	use commercially reasonable efforts to obtain each consent reasonably required to be obtained in connection with the merger and the other contemplated transactions;

•

use commercially reasonable efforts to provide the other party and the other party’s representatives with reasonable access to certain information upon reasonable notice during the period prior to the effective time of the merger;

•	use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the merger or the contemplated transactions;

•	use commercially reasonable efforts to cause the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the contemplated transactions.

Termination

The merger agreement may be terminated at any time before the completion of the merger, whether before or after the required stockholder approvals to complete the merger have been obtained (unless specified below), as set forth below:

•	by mutual written consent of resTORbio and Adicet;

•

by either resTORbio or Adicet if the merger shall not have been consummated by January 28, 2021 (referred to as the “Outside Date”); provided, however, that this right to terminate the merger agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the merger to occur on or before the Outside Date and such action or failure to act constitutes a breach of the merger agreement; and provided, further, however, that, in the event that the SEC has not declared effective under the Securities Act the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, by the date which is 60 days prior to the Outside Date, then either party shall be entitled to extend the Outside Date for an additional 60 days;

•

by either resTORbio or Adicet if a court of competent jurisdiction or governmental authority has issued a final and nonappealable order, decree or ruling or taken any other action that permanently restrains, enjoins or otherwise prohibits the merger or any of the other contemplated transactions;

•

by resTORbio if the Adicet stockholder approval of the merger shall not have been obtained within five business days of the date of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective in accordance with the provisions under the Securities Act;

•

by either resTORbio or Adicet if the special meeting shall have been held and completed and resTORbio stockholders shall have taken a final vote and shall not have approved the issuance of resTORbio common stock to Adicet’s stockholders in the merger and the reverse stock split; provided, that resTORbio may not terminate the merger agreement pursuant to this provision if the failure to obtain the approval of resTORbio stockholders was caused by the action or failure to act of resTORbio and such action or failure to act constitutes a material breach by resTORbio of the merger agreement;

•

by Adicet, at any time prior to the approval by the resTORbio stockholders of the proposals to be considered at the special meeting, if any of the following circumstances shall occur (each of the following, referred to as a “resTORbio triggering event”):

•

resTORbio fails to include in this proxy statement/prospectus/information statement the recommendation of the resTORbio Board that the resTORbio stockholders vote to approve the issuance of resTORbio common stock to Adicet’s stockholders in the merger and the reverse stock split;

•	the resTORbio Board changes such recommendation or approves, endorses or recommends any acquisition proposal; or

•	resTORbio enters into any letter of intent or similar document or any contract relating to any acquisition proposal, other than a confidentiality agreement permitted pursuant to the merger agreement;

•

by resTORbio or Adicet if the other party has breached any of its representations, warranties, covenants or agreements contained in the merger agreement or if any representation or warranty of the other party has become inaccurate, in either case such that the conditions to the closing of the merger would not be satisfied as of the time of such breach or inaccuracy, but if such breach or inaccuracy is curable, then the merger agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy and (ii) the breaching party ceasing to exercise commercially reasonable efforts to cure such breach, if such breach has not been cured;

•

by resTORbio, at any time prior to the approval by the resTORbio stockholders of the proposals to be considered at the special meeting, upon the resTORbio Board authorizing resTORbio to enter into a Permitted Alternative Agreement (as defined in the merger agreement); provided, however, that resTORbio shall not enter into any Permitted Alternative Agreement unless: (i) Adicet shall have received written notice from resTORbio of resTORbio’s intention to enter into such Permitted Alterative Agreement at least five business days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, (ii) resTORbio shall have complied in all material respects with its obligations under the merger agreement, (iii) the resTORbio Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its respective fiduciary obligations under applicable law and (iv) resTORbio shall concurrently pay to Adicet a termination fee of $6,100,000; or

•

by Adicet, at any time prior to the approval by the Adicet stockholders of the merger agreement, upon the Adicet Board authorizing Adicet to enter into a Permitted Alternative Agreement (as defined in the merger agreement); provided, however, that Adicet shall not enter into any Permitted Alternative Agreement unless: (i) resTORbio shall have received written notice from Adicet of Adicet’s intention to enter into such Permitted Alterative Agreement at least five business days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, (ii) Adicet shall have complied in all material respects with its obligations under the merger agreement, (iii) the Adicet Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable law and (iv) Adicet shall concurrently pay to resTORbio a termination fee of $6,100,000.

Termination Fee

Fee payable by resTORbio

resTORbio must pay Adicet a termination fee of $6,100,000 (referred to as the “Adicet termination fee”) if:

•

(A) the merger agreement is validly terminated (1) by either resTORbio or Adicet if the merger shall not have been consummated by the Outside Date (subject to possible extension as provided in the merger agreement), (2) by either resTORbio or Adicet if (i) the special meeting was held and completed and resTORbio stockholders took a final vote and (ii) resTORbio stockholders failed to approve the issuance of shares of resTORbio common stock to Adicet’s stockholders in the merger and the reverse stock split, or (3) by Adicet because resTORbio or the merger subsidiary has breached any of its representations, warranties, covenants or agreements contained in the merger agreement or if any representation or warranty of resTORbio or the merger subsidiary has become inaccurate, in either case such that the conditions to the completion of the merger would not be satisfied as of the time of such breach or inaccuracy, subject to a 30-day cure period, (B) at any time after the date of the merger agreement and prior to the termination of the merger agreement an acquisition proposal with respect to resTORbio has been publicly announced, disclosed or otherwise communicated to the resTORbio Board, and (C) within 12 months after the date of such termination, resTORbio enters into a definitive agreement with respect to or consummates a subsequent transaction (which, pursuant to the merger agreement, means any acquisition transaction, with all references to 20% in the definition of acquisition transaction being treated as references to 50% for these purposes);

•

the merger agreement is terminated by Adicet at any time prior to the approval of the share issuance and the reverse stock split by resTORbio stockholders upon the occurrence of a resTORbio triggering event (or, at the time the merger agreement is terminated, Adicet had such right to terminate the merger agreement); or

•

the merger agreement is terminated by resTORbio at any time prior to the approval of the share issuance and the reverse stock split by resTORbio stockholders upon the resTORbio Board authorizing resTORbio to enter into a permitted alternative agreement; provided, however, that resTORbio shall not enter into any permitted alternative agreement unless: (i) Adicet shall have received written notice from resTORbio of resTORbio’s intention to enter into such permitted alternative agreement at least five (5) business days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such permitted alternative agreement, including the identity of the counterparty together with copies of the then current draft of such permitted alternative agreement and any other related principal transaction documents; (ii) resTORbio shall have complied in all material respects with its obligations under the no-solicitation and

resTORbio stockholder meeting sections of the merger agreement; and (iii) the resTORbio Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such permitted alternative agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable law.

resTORbio must reimburse Adicet for reasonable out-of-pocket expenses incurred by Adicet in connection with the termination of the merger agreement and the contemplated transactions, up to a maximum of $1,000,000, if the merger agreement is terminated:

•	by Adicet at any time prior to the approval of the share issuance and the reverse stock split by resTORbio stockholders upon the occurrence of a resTORbio triggering event;

•

by Adicet because resTORbio or the merger subsidiary has breached any of its representations, warranties, covenants or agreements contained in the merger agreement or if any representation or warranty of resTORbio or the merger subsidiary has become inaccurate, in either case such that the conditions to the completion of the merger would not be satisfied as of the time of such breach or inaccuracy, subject to a 30-day cure period;

•

by resTORbio at any time prior to the approval of the share issuance and the reverse stock split by resTORbio stockholders upon the resTORbio Board authorizing resTORbio to enter into a permitted alternative agreement; provided, however, that resTORbio shall not enter into any permitted alternative agreement unless: (i) Adicet shall have received written notice from resTORbio of resTORbio’s intention to enter into such permitted alternative agreement at least five (5) business days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such permitted alternative agreement, including the identity of the counterparty together with copies of the then current draft of such permitted alternative agreement and any other related principal transaction documents; (ii) resTORbio shall have complied in all material respects with its obligations under the no-solicitation and resTORbio stockholder meeting sections of the merger agreement; (iii) the resTORbio Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such permitted alternative agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable law; and (iv) resTORbio shall concurrently pay to Adicet the Adicet termination fee; or

•

by either resTORbio or Adicet if (i) the special meeting was held and completed and resTORbio stockholders took a final vote, (ii) resTORbio stockholders failed to approve the issuance of shares of resTORbio common stock to Adicet’s stockholders in the merger and the reverse stock split and (iii) the Adicet termination fee is not owed by resTORbio.

Fee payable by Adicet

Adicet must pay resTORbio a termination fee of $6,100,000 (referred to as the “resTORbio termination fee”) if:

•

(A) the merger agreement is validly terminated (1) by either resTORbio or Adicet if the merger shall not have been consummated by the Outside Date (subject to possible extension as provided in the merger agreement), (2) by resTORbio if the merger agreement is not adopted by Adicet’s stockholders within five (5) business days of the date of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective in accordance with the provisions under the Securities Act or (3) by resTORbio because Adicet has breached any of its representations, warranties, covenants or agreements contained in the merger agreement or if any representation or warranty of Adicet has become inaccurate, in either case such that the conditions to the completion of the merger would not be satisfied as of the time of such breach or inaccuracy, subject to a 30-day cure period, (B) at any time after the date of the merger agreement and prior to the Adicet stockholders approving the merger, an acquisition proposal with respect to Adicet has been publicly announced, disclosed or otherwise communicated to the Adicet Board, and (C) within 12 months after the date of such termination, Adicet enters into a definitive agreement with respect to or consummates a subsequent transaction (which, pursuant to the merger agreement, means any acquisition transaction, with all references to 20% in the definition of acquisition transaction being treated as references to 50% for these purposes);

•

the merger agreement is terminated by resTORbio at any time prior to the adoption of the merger agreement, and approval of the merger and the other transactions contemplated by the merger agreement by Adicet’s stockholders upon the occurrence of a Adicet triggering event (or, at the time the merger agreement is terminated, resTORbio had such right to terminate the merger agreement); or

•

by Adicet at any time prior to the adoption of the merger agreement, and approval of the merger and the other transactions contemplated by the merger agreement by Adicet’s stockholders upon the Adicet Board authorizing Adicet to enter into a permitted alternative agreement; provided, however, that Adicet shall not enter into any permitted alternative agreement unless: (i) resTORbio shall have received written notice from Adicet of Adicet’s intention to enter into such permitted alternative agreement at least five (5) business days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such permitted alternative agreement, including the identity of the counterparty together with copies of the then current draft of such permitted alternative agreement and any other related principal transaction documents; (ii) Adicet shall have complied in all material respects with its obligations under the no-solicitation and Adicet stockholder meeting sections of the merger agreement; and (iii) the Adicet Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such permitted alternative agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable law.

Adicet must reimburse resTORbio for reasonable out-of-pocket expenses incurred by resTORbio in connection with the termination of the merger agreement and the contemplated transactions, up to a maximum of $1,000,000 if the merger agreement is terminated:

•

by resTORbio if the merger agreement is not adopted by Adicet’s stockholders within five (5) business days of the date of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective in accordance with the provisions under the Securities Act (other than in circumstances in which the Adicet termination fee is payable by resTORbio);

•

by resTORbio at any time prior to the adoption of the merger agreement, and approval of the merger and the other transactions contemplated by the merger agreement by Adicet’s stockholders upon the occurrence of a Adicet triggering event (or, at the time the merger agreement is terminated, resTORbio had such right to terminate the merger agreement);

•

by resTORbio because Adicet has breached any of its representations, warranties, covenants or agreements contained in the merger agreement or if any representation or warranty of Adicet has become inaccurate, in either case such that the conditions to the completion of the merger would not be satisfied as of the time of such breach or inaccuracy, subject to a 30-day cure period; or

•

by Adicet at any time prior to the adoption of the merger agreement, and approval of the merger and the other transactions contemplated by the merger agreement by Adicet’s stockholders upon the Adicet Board authorizing Adicet to enter into a permitted alternative agreement; provided, however, that Adicet shall not enter into any permitted alternative agreement unless: (i) resTORbio shall have received written notice from Adicet of Adicet’s intention to enter into such permitted alternative agreement at least five (5) business days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such permitted alternative agreement, including the identity of the counterparty together with copies of the then current draft of such permitted alternative agreement and any other related principal transaction documents; (ii) Adicet shall have complied in all material respects with its obligations under the no-solicitation and Adicet stockholder meeting sections of the merger agreement; and (iii) the Adicet Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such permitted alternative agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable law and (iv) Adicet shall concurrently pay to resTORbio the resTORbio termination fee.

Amendment

The merger agreement may be amended with the approval of the respective boards of directors of Adicet, resTORbio and the merger subsidiary at any time, except that after the share issuance proposal and the stock split proposal have been approved by resTORbio stockholders and the merger agreement has been adopted by Adicet’s stockholders, no amendment which by law requires further approval of the stockholders of resTORbio or Adicet, as applicable, shall be made without such further stockholder approval.

AGREEMENTS RELATED TO THE MERGER

Funding Agreement

On April 28, 2020, contemporaneously with the execution and delivery of the merger agreement, Adicet and resTORbio entered into a funding agreement (referred to as the “funding agreement”) with certain current investors of Adicet (referred to as the “Investors”) pursuant to which the Investors committed to fund up to an aggregate of $15,000,000 (referred to as the “funding amount”) into an escrow account at or prior the time of completion of the merger, which will be used to subscribe for shares of resTORbio common stock in a concurrent private placement in connection with a private placement or public offering of resTORbio Common Stock for aggregate gross proceeds (including the funding amount) to resTORbio of at least $30,000,000 (referred to as a “qualified financing”), on the same economic conditions (including the price per share paid by other investors in a qualified financing) and similar other terms and conditions as set forth in such qualified financing; provided, however, that the $30,000,000 qualified financing threshold may be waived by Investors that funded in the aggregate two-thirds or more of the funding amount. The merger is conditioned upon the deposit of the funding amount into an escrow account in accordance with the terms of the funding agreement. If resTORbio fails to consummate a qualified financing within twelve (12) months of the consummation of the merger or certain other events occur, the funding amount will be distributed back to the Investors.

The funding agreement contains representations and warranties of all parties to the funding agreement, and certain additional representations and warranties of resTORbio and of the Investors. With respect to shares issued to the Investors in the concurrent private placement, resTORbio will grant the Investors either customary registration rights if the qualified financing is a public offering or the same registration rights with respect to the shares issued as to other investors if the qualified financing is a private placement.

Each Investor’s obligation to contribute to the funding amount pursuant to the funding agreement (referred to as the “funding”) is subject to the satisfaction or waiver of certain conditions, including:

•

All permits, authorizations, approvals and consents, with respect to the funding, of any governmental authority or regulatory body, have been duly obtained and effective as of the consummation of the merger;

•

No restraints on the consummation of the transactions contemplated by the funding agreement have been issued by any court, jurisdiction or other governmental authority and no law, rule or regulation makes the consummation of the transactions contemplated by the funding agreement illegal;

•

The conditions of to the consummation of the merger contained in the merger agreement are to be satisfied or waived and all parties to the merger agreement have confirmed they are ready and willing to consummate the merger immediately after the funding contemplated by the funding agreement; and

•	An escrow agreement is to be duly executed and delivered by resTORbio and each Investor funding the funding amount.

Adicet’s and resTORbio’s obligations with respect to the funding are subject to the same conditions above as well as the obligation of the Investors deliver the total funding amount.

The representations and warranties contained in the funding agreement terminate at the consummation of the merger.

The funding agreement may be amended and the observance of any term therein waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of Adicet, resTORbio and (a) for an amendment, termination or waiver effected prior to the consummation of the merger, Investors obligated to fund in the aggregate two-thirds or more of the total funding amount or (b) for an amendment, termination or waiver effected following the consummation of the merger, Investors that funded in the aggregate two-thirds or more of the total funding amount.

The funding agreement automatically terminates upon the termination of the merger agreement for any reason prior to the completion of the merger or the occurrence of certain release events as defined in the funding agreement, including the twelve (12) month anniversary of the completion of the merger, a change in control of resTORbio, a suspension of trading or delisting of resTORbio common stock on Nasdaq or a bankruptcy, reorganization or insolvency filing by resTORbio. The funding agreement may be terminated at any time (i) prior to the completion of the merger, with the mutual written agreement of Adicet, resTORbio and Investors obligated to fund in the aggregate two-thirds or more of the total funding amount or (ii) after the completion of the merger, with the mutual written agreement of the combined company and Investors that funded in the aggregate two-thirds or more of the total funding amount.

Adicet Support Agreement

In connection with the execution of the merger agreement, certain Adicet stockholders and optionholders entered into the Adicet support agreement with resTORbio and Adicet pursuant to which, among other things, each of these stockholders and or optionholders agreed, solely in its capacity as a stockholder, to vote or cause to be voted or deliver a written consent: (i) in favor of adoption and approval of the merger agreement and the contemplated transactions; (ii) against any action or agreement that, to the knowledge of the stockholder, would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Adicet or any of its subsidiaries or affiliates under the merger agreement or that would reasonably be expect to result in any of the conditions to Adicet’s or any of its subsidiaries’ or affiliates’ obligations under the merger agreement not being fulfilled; and (iii) against any Adicet acquisition proposal, or any agreement, transaction, or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the merger and all other contemplated transactions. The Adicet support agreement grants a proxy to resTORbio to vote such shares in favor of the merger agreement and the contemplated transactions. In addition, the Adicet support agreement places restrictions on the transfer of the shares of Adicet capital stock, options and warrants held by the respective signatory stockholders. The Adicet stockholders and optionholders that entered into the Adicet support agreement are:

•	OrbiMed Israel Partners Limited Partnership

•	OrbiMed Israel Partners II, L.P.

•	aMoon 2 Fund Limited Partnership

•	Novartis Bioventures Ltd.

•	Regeneron Pharmaceuticals, Inc.

•	Johnson & Johnson Innovation—JJDC, Inc.

•	OCI Bio Investments LLC

•	Pontifax (Cayman) II L.P.

•	Pontifax (Israel) II, L.P.

•	Pontifax (Israel) II-Individual Investors, L.P.

•	KB Digital Innovation Investment Fund Limited Partnership

•	KB Investment Co., Ltd.

•	Oriella Limited

•	SBI JI Innovation Fund Limited Partnership

•	SVIC No. 38 New Technology Business Investment L.L.P.

•	SVIC No. 36 New Technology Business Investment L.L.P.

•	HANDOK, INC.

•	DSC Startup Follow-on Fund II

•	Technion Investment Opportunities Fund

•	Technion Research and Development Foundation Ltd.

•	Edward B. Jakobovits, Trustee of the Aya Jakobovits 2018 Annuity Trust dated October 26, 2018

•	Edward B. Jakobovits, Trustee of the Aya Jakobovits Annuity Trust dated December 19, 2019

•	Edward B. Jakobovits, Trustee of the Ariel Jakobovits 2015 Irrevocable Trust dated February 11, 2015

•	Edward B. Jakobovits, Trustee of the Michal Jakobovits 2015 Irrevocable Trust dated February 11, 2015

•	Carrie Krehlik

•	Anat Nursella

•	Anil Singhal

•	Francesco Galimi

•	Stewart Abbot

•	Donald Santel

As of August 4, 2020, Adicet stockholders owning in the aggregate approximately 98% of the outstanding shares of Adicet capital stock on an as-converted to common stock basis have entered into the Adicet support agreement. These stockholders include Adicet’s executive officers and directors, as well as certain other stockholders owning a significant portion of Adicet’s outstanding capital stock.

resTORbio Support Agreement

In connection with the execution of the merger agreement, certain resTORbio stockholders entered into the resTORbio support agreement pursuant to which, among other things, each of these stockholders agreed, solely in its capacity as a stockholder, to vote: (i) in favor of adoption and approval of (A) the issuance of the shares of resTORbio common stock by virtue of the merger and (B) the adoption of the merger agreement and approval of the merger; (ii) against any action or agreement that, to the knowledge of the stockholder, would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of resTORbio or any of its subsidiaries or affiliates under the merger agreement or that would reasonably be expect to result in any of the conditions to resTORbio’s or any of its subsidiaries’ or affiliates’ obligations under the merger agreement not being fulfilled; and (iii) against any resTORbio acquisition proposal, or any agreement, transaction, or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the merger and all other contemplated transactions. The resTORbio support agreement grants an irrevocable proxy to Adicet to vote such shares in favor of the merger agreement and contemplated transactions, including the share issuance proposal and the reverse stock split proposal. In addition, the resTORbio support agreement place restrictions on the transfer of the shares of resTORbio shares held by the respective signatory stockholders.

As of August 4, 2020, stockholders owning in the aggregate approximately 24% of the outstanding shares of resTORbio common stock have entered into the resTORbio support agreement. The resTORbio stockholders that entered into the resTORbio support agreement are:

•	OrbiMed Private Investments VI, LP;

•	Chen Schor;

•	Joan Mannick;

•	Lloyd Klickstein;

•	Jeffrey Chodakewitz;

•	Paul Fonteyne;

•	Michael Grissinger;

•	Jonathan Silverstein;

•	David Steinberg; and

•	Lynne Sullivan.

Lock-up Agreements

In addition, in connection with the execution of the merger agreement, the resTORbio and the Adicet stockholders identified above, entered into lock-up agreements with resTORbio and Adicet pursuant to which, among other things, each of these stockholders agreed not to, except in limited circumstances (i) offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for resTORbio common stock (including without limitation, resTORbio common stock or such other securities which may be deemed to be beneficially owned by the stockholder in accordance with the rules and regulations of the SEC and securities of resTORbio which may be issued upon exercise of a stock option or warrant or settlement of a restricted stock unit) or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition; (ii) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the stockholder’s shares regardless of whether any such transaction described in the aforementioned clause (i) or this clause (ii) is to be settled by delivery of resTORbio common stock or such other securities, in cash or otherwise or (iii) make any demand for or exercise any right with respect to the registration of any shares of resTORbio common stock or any security convertible into or exercisable or exchangeable for resTORbio common stock; from the closing of the merger until 180 days from the closing date of the merger.

As of August 4, 2020, resTORbio stockholders who have executed lock-up agreements collectively own in the aggregate approximately 24% of the outstanding common stock of resTORbio.

As of August 4, 2020, Adicet stockholders who have executed lock-up agreements collectively own in the aggregate approximately 98% of the outstanding shares of Adicet capital stock on an as-converted to common stock basis.

Contingent Value Rights Agreement

The merger agreement contemplates that, at or prior to the effective time of the merger, resTORbio, the Holders’ Representative and the Rights Agent will execute and deliver a contingent value rights agreement (referred to as the “CVR agreement”), pursuant to which each holder of resTORbio common stock as of immediately prior to the effective time of the merger shall be entitled to one contractual CVR issued by resTORbio, subject to and in accordance with the terms and conditions of the CVR agreement, for each share of resTORbio common stock held by such holder. Each CVR shall entitle the holder thereof to receive net proceeds of the commercialization, if any, received from a third party commercial partner of RTB101, resTORbio’s small molecule product candidate that is a potent inhibitor of target of rapamycin complex 1 (TORC1), for a COVID-19 related indication, with clinical data expected by the first quarter of 2021. The CVRs are not transferable, except in certain limited circumstances as will be provided in the CVR agreement, will not be certificated or evidenced by any instrument and will not be registered with the SEC or listed for trading on any exchange.

Pursuant to the CVR agreement, and subject to the limitations set forth therein, from the closing of the merger until September 30, 2021, the combined company will be required to use its Commercially Reasonable Efforts (as such term is defined in the CVR agreement) to perform the key tasks necessary to continue and conduct resTORbio’s clinical trials for a COVID-19 related indication for RTB101 in strict accordance with such trials’ protocols. Pursuant to the CVR agreement, the Clinical Trial Cap (as such term is defined in the CVR agreement) for the total fees and expenses of resTORbio’s clinical trials for a COVID-19 related indication of RTB101 is $3,000,000, less any fully burdened costs accrued or incurred by resTORbio or its affiliates in connection with such clinical trials, between the date of the merger agreement and the closing of the merger. In the event the total fees and expenses of such clinical trials exceed such Clinical Trial Cap, the combined company may terminate the CVR agreement without any further liability whereupon the combined company shall be relieved of any and all obligations which will be contained therein. In addition, pursuant to the CVR agreement, and subject to the combined company’s termination rights set forth therein, from the closing of the merger until September 30, 2021, the combined company will be required to use its Commercially Reasonable Efforts to reasonably support the Finder (as such term is defined in the CVR agreement) to identify one or more partners and negotiate a CVR Commercial Agreement (as such term is defined in the CVR agreement) with such partner for the commercialization of RTB101 for a COVID-19 related indication, subject to certain limitations set forth in the CVR agreement, which allow for the consideration of a variety of factors in determining the efforts that the combined company is required to use to reasonably support Finder to identify one or more partners and negotiate a CVR Commercial Agreement with such partner for the commercialization of RTB101 for a COVID-19 related indication and it does not require the combined company to take all possible actions to continue efforts to reasonably support the Finder to identify one or more partners and negotiate a CVR Commercial Agreement with such partner for the commercialization of RTB101 for a COVID-19 related indication. Accordingly, under certain circumstances, including if the Clinical Trial Cap is exceeded, the combined company may not be required to continue efforts to reasonably support the Finder to identify one or more partners and negotiate a CVR Commercial Agreement with such partner for the commercialization of RTB101 for a COVID-19 related indication, or may allocate resources to other projects, which would have an adverse effect on the value, if any, of the CVRs. resTORbio currently expects to engage JMP Securities LLC to act as the Finder pursuant to the CVR agreement. The right of any holder of a CVR to receive any payments pursuant to the CVR agreement is contingent upon the combined company entering into a CVR Commercial Agreement with a third party commercial partner prior to September 30, 2021. If the combined company does enter into a CVR Commercial Agreement with a third party commercial partner prior to September 30, 2021, the Net Proceeds (as such term is defined in the CVR agreement) received by the combined company pursuant to such CVR Commercial Agreement in consideration for the rights to commercialize a COVID-19 related indication of RTB101 will then be distributed to the holders of the CVRs as set forth in the CVR agreement. If the combined company does not enter into a CVR Commercial Agreement with a third party commercial partner prior to September 30, 2021, or if the combined company does enter into such CVR Commercial Agreement but does not receive any Net Proceeds pursuant to such CVR Commercial Agreement, no payments will be made under the CVRs, and the CVRs will expire valueless. Furthermore, the CVRs will be unsecured obligations of the combined company and all payments under the CVRs, all other obligations under the CVR agreement and the CVRs and any rights or claims relating thereto will be subordinated in right of payment to the prior payment in full of all current or future senior obligations of the combined company. Finally, the U.S. federal income tax treatment of the CVRs is unclear. There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of, and payments on, the CVRs, and there can be no assurance that the IRS, would not assert, or that a court would not sustain, a position that could result in adverse U.S. federal income tax consequences to holders of the CVRs.

Material U.S. Federal Income Tax Consequences of the Receipt of CVRs

The following discussion is a summary of the material U.S. federal income tax consequences applicable to resTORbio U.S. Holders (as defined above in the section entitled “The Merger—Material U.S. Federal Income Tax Considerations of the Merger” beginning on page 200 of this proxy statement/prospectus/information statement) who receive CVRs with respect to resTORbio common stock. This discussion does not purport to be a complete analysis of all potential tax consequences that may be relevant to a resTORbio U.S. Holder. The effects of U.S. federal tax laws other than U.S. federal income tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a resTORbio U.S. Holder. resTORbio has not sought and does not intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position contrary to that discussed below regarding the tax consequences of the receipt of CVRs.

This discussion is limited to resTORbio U.S. Holders that hold resTORbio common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a resTORbio U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax, the rules related to “qualified small business stock” within the meaning of Section 1202 of the Code, the Medicare contribution tax on net investment income, any considerations relating to any requirement for certain holders to accelerate the recognition of any item of gross income as a result of such income being recognized on an “applicable financial statement,” or any withholding considerations arising under the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith). In addition, it does not address consequences relevant to resTORbio U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	resTORbio U.S. Holders whose functional currency is not the U.S. dollar;

•	persons holding resTORbio common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell resTORbio common stock under the constructive sale provisions of the Code;

•	persons who hold or received resTORbio common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds resTORbio common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding resTORbio common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE RECEIPT OF CVRs ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

For purposes of this discussion, a resTORbio U.S. Holder is a beneficial owner of resTORbio common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) over all of its substantial decisions or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Receipt of CVRs by resTORbio U.S. Holders

There is substantial uncertainty as to the U.S. federal income tax treatment of CVRs. Specifically, there is no authority directly addressing whether the issuance of contingent value rights with characteristics similar to the CVRs should be treated as a distribution of property with respect to the corporation’s stock, a distribution of equity, a “debt instrument” or an “open transaction” for U.S. federal income tax purposes. The CVRs have certain characteristics similar to a distribution of property, a distribution of equity, a “debt instrument” and an open transaction, and there is no legal authority directly addressing what characteristics are determinative of how contingent value rights with characteristics similar to the CVRs should be taxed. As a result, it is not possible to express a definitive conclusion as to the tax treatment of the issuance of the CVRs, and resTORbio has not requested or received an opinion of counsel regarding such treatment.

Notwithstanding the foregoing, resTORbio intends to report the issuance of the CVRs as a distribution of property with respect to its stock. Under such tax treatment, resTORbio U.S. Holders would be subject to the tax consequences described below under the section entitled “Tax Consequences if Treated as a Distribution of Property.” In addition, resTORbio U.S. Holders will receive a Form 1099-DIV notifying them of the portion of the CVR value that is treated as a dividend for U.S. federal income tax purposes. In light of the substantial uncertainty regarding the tax treatment of the CVRs, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to the tax consequences described below.

Tax Consequences if Treated as a Distribution of Property. If the issuance of the CVRs is treated as a distribution of property, each resTORbio U.S. Holder would be treated as receiving a distribution in an amount equal to the fair market value of the CVRs issued to such resTORbio U.S. Holder on the date of the issuance. This distribution generally should be treated first as a taxable dividend to the extent of the resTORbio U.S. Holder’s pro rata share of resTORbio’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the resTORbio U.S. Holder’s basis in its resTORbio common stock, and finally as capital gain from the sale or exchange of resTORbio common stock with respect to any remaining value. resTORbio does not have a material amount of accumulated earnings and profits, and expects no or a small amount of current earnings and profits for the relevant taxable year. Thus, resTORbio expects most or all of this distribution would be treated as other than a dividend for U.S. federal income tax purposes. A resTORbio U.S. Holder’s initial tax basis in such holder’s CVRs would equal the fair market value of such CVRs on the date of their issuance. The holding period of such CVRs would begin on the day after the date of issuance.

Consistent with the above treatment, future payments received by a resTORbio U.S. Holder on a CVR would be treated as a non-taxable return of such resTORbio U.S. Holder’s adjusted tax basis in the CVR to the extent thereof, and payments in excess of such amount as ordinary income.

Tax Consequences if Treated as a Distribution of Equity. If the issuance of the CVRs is treated as a distribution of equity, resTORbio U.S. Holders would generally not recognize gain or loss as a result of the issuance of the CVRs. Depending on the fair market value of the CVRs on the date of their issuance, each resTORbio U.S. Holder’s tax basis in such holder’s resTORbio common stock would be allocated between such holder’s resTORbio common stock and such holder’s CVRs. The holding period of such CVRs would include the resTORbio U.S. Holder’s holding period of such holder’s resTORbio common stock. Future payments on a CVR received by a resTORbio U.S. Holder would likely be treated as dividends to the extent of the resTORbio U.S. Holder’s pro rata share of resTORbio’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the resTORbio U.S. Holder’s basis in the CVR, and finally as capital gain from the sale or exchange of the CVR with respect to any remaining value.

Tax Consequences if Treated as a Debt Instrument. If the CVRs are treated as one or more “debt instruments,” then payments received with respect to the CVRs would likely be treated as payments in retirement of a “debt instrument,” except to the extent of interest imputed under the Code. If this tax treatment were to apply, interest generally would be imputed under complex rules. In such a case, a resTORbio U.S. Holder would be required to include any such interest in income on an annual basis, whether or not currently paid.

Tax Consequences if Treated as an Open Transaction. If the value of the CVRs on the closing date cannot be “reasonably ascertained”, the receipt of CVRs could be treated as an “open transaction” for U.S. federal income tax purposes. In such a case, each resTORbio U.S. Holder would not immediately take the CVRs into account in determining whether such holder must recognize gain, if any, on the receipt of the CVRs and such holder would take no tax basis in the CVRs. Rather, the resTORbio U.S. Holder’s U.S. federal income tax consequences would be determined based on whether the CVRs were treated as a distribution of property or as debt or equity at the time the payments with respect to the CVRs are received or deemed received in accordance with the resTORbio U.S. Holder’s regular method of accounting.

The CVRs should generally be treated as capital assets for U.S. federal income tax purposes once issued.

Alternative Treatment of the Receipt of CVRs and the resTORbio Reverse Stock Split as a Single Recapitalization

Although the matter is not free from doubt, resTORbio intends to treat the distribution of the CVRs to holders of resTORbio common stock and the reverse stock split as separate transactions for U.S. federal income tax purposes. Notwithstanding resTORbio’s position that the receipt of CVRs and the reverse stock split are appropriately treated as separate transactions, it is possible that the IRS or a court could determine that the receipt of the CVRs and the reverse stock split constitute a single “recapitalization” for U.S. federal income tax purposes. In such case, the tax consequences of the receipt of CVRs and the reverse stock split would differ from those described above and would depend in part on many of the same considerations described above, including whether the CVRs should be treated as property, equity or debt instruments or should be subject to the “open transaction” doctrine. In general, if the CVRs are treated as property and are not subject to the “open transaction” doctrine, then a resTORbio U.S. Holder could be required to recognize gain (but not loss) equal to the lesser of (i) the fair market value of the CVRs received, and (ii) the excess (if any) of (A) the sum of (1) the fair market value of the CVRs received and (2) the fair market value of the resTORbio shares received in the reverse stock split, over (B) the resTORbio U.S. Holder’s adjusted tax basis in the resTORbio common stock surrendered in the resTORbio reverse stock split.

PLEASE CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE PROPER CHARACTERIZATION OF THE RECEIPT OF THE CVRs.

Loan Agreement

On April 28, 2020, Adicet entered into a Loan and Security Agreement with Pacific Western Bank for a term loan not exceeding $12.0 million (as amended, referred to as the “Loan Agreement”) to finance leasehold improvements for its new corporate headquarters in Redwood City, California and other purposes permitted under the Loan Agreement, with an interest rate equal to the greater of 0.25% above the Prime Rate (as defined in the Loan Agreement) or 5.00%. The Loan Agreement granted to Pacific Western Bank a security interest on substantially all of Adicet’s assets other than intellectual property to secure the performance of Adicet’s obligations under the Loan Agreement, and contains a variety of affirmative and negative covenants, including required financial reporting, limitations on certain dispositions of assets or distributions, limitations on the incurrence of additional debt or liens and other customary requirements. Pacific Western Bank consented to the delivery of audited consolidated financial statements that include a going concern explanatory paragraph by Adicet’s independent registered public accounting firm for the year ended December 31, 2019 in accordance with the terms of the financial statement covenants set forth in the Loan Agreement. Therefore, as of the date of this proxy statement/prospectus/information statement, Adicet was in compliance with such covenants and had no indebtedness outstanding under the Loan Agreement.

In connection with the entrance into the Loan Agreement, Adicet issued Pacific Western Bank a warrant to purchase shares of its Series B redeemable convertible preferred stock (described below) at an exercise price of $1.4034 per share (referred to as the “Existing PacWest Warrant”) which was later assigned to an affiliate of Pacific Western Bank. The Existing PacWest Warrant is initially exercisable for 42,753 shares of Adicet’s Series B redeemable convertible preferred stock and shall be exercisable for an additional number of shares of its Series B redeemable convertible preferred stock equal to 1.00% of the aggregate original principal amount of all term loans made pursuant to the Loan Agreement (up to an aggregate maximum of 128,259 shares). Pursuant to the terms of the Existing PacWest Warrant and the merger agreement, at the effective time of the merger, resTORbio will issue a new warrant to the holder of the Existing PacWest Warrant (referred to as the “New PacWest Warrant”) which will replace the Existing PacWest Warrant. The New PacWest Warrant will be exercisable solely for shares of resTORbio common stock and the number of shares of resTORbio common stock subject to the warrant shall be determined by multiplying (x) the number of shares of Adicet capital stock that were subject to the Existing PacWest Warrant (on an as-converted basis with respect to shares of Adicet preferred stock), as in effect immediately prior to the effective time of the merger, by (y) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of resTORbio common stock. The per share exercise price for the resTORbio common stock issuable upon exercise of the New PacWest Warrant shall be determined by dividing (x) the exercise price per share of Adicet capital stock subject to the Existing PacWest Warrant (on an as-converted basis), as in effect immediately prior to the effective time of the merger, by (y) the exchange ratio, and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise set forth in the Existing PacWest Warrant shall continue in full force and effect in the New PacWest Warrant and the term, exercisability, vesting schedule and other provisions of the Existing PacWest warrant shall otherwise remain unchanged in the New PacWest Warrant.

Pursuant to the terms of the Loan Agreement, Pacific Western Bank has consented in principle to the consummation of the merger as a Permitted Transaction (as defined in the Loan Agreement) subject to certain conditions, including: (i) that the merger is consummated in accordance with the merger agreement (unless otherwise approved by Pacific Western Bank in writing), (ii) Adicet providing copies of all material transaction documents to Pacific Western Bank, (iii) Adicet providing any diligence materials reasonably requested by Pacific Western Bank, (iv) resTORbio entering into a secured guaranty agreement in form and substance satisfactory to Pacific Western Bank and granting Pacific Western Bank a security interest in substantially all of its assets other than its intellectual property and (v) resTORbio issuing the New PacWest Warrant to the holder of the Existing PacWest Warrant pursuant to the terms of the merger agreement and the Existing PacWest Warrant. If the conditions set forth in the consent provided by Pacific Western Bank are not satisfied, Adicet would effectively need to terminate the Loan Agreement and repay any outstanding loan funds or refinance the facility with another lender.

MATTERS BEING SUBMITTED TO A VOTE OF RESTORBIO STOCKHOLDERS

Proposal No. 1: The Share Issuance Proposal: Approval of the Issuance of resTORbio Common Stock in the Merger and the resulting “Change of Control” of resTORbio under the Nasdaq rules

At the resTORbio special meeting, resTORbio stockholders will be asked to approve the issuance of shares of resTORbio common stock to Adicet’s stockholders pursuant to the merger agreement and the resulting “change of control” of resTORbio under the Nasdaq rules. Immediately following the effective time of the merger, the former equityholders of Adicet are expected to hold approximately 75% of the outstanding shares of resTORbio common stock on a fully-diluted basis and the current equityholders of resTORbio are expected to hold approximately 25% of the outstanding shares of resTORbio common stock on a fully-diluted basis (in each case excluding equity incentives available for grant).

The terms of, reasons for and other aspects of the merger agreement, the merger and the issuance of shares of resTORbio common stock pursuant to the merger agreement are described in detail in the other sections in this proxy statement/prospectus/information statement.

The full text of the merger agreement is attached to this proxy statement/prospectus/information statement as Annex A and incorporated by reference herein.

Required Vote; Recommendation of the resTORbio Board

The affirmative vote of the holders of a majority of the votes properly cast at the special meeting is required for approval of Proposal No. 1. A failure to submit a proxy card or vote at the special meeting, or an abstention or “broker non-vote” will have no effect on the outcome of Proposal No. 1. Each of Proposal No. 1 and Proposal No. 2 are conditioned upon each other. Therefore, the merger cannot be consummated without the approval of Proposal No. 1 and Proposal No. 2.

THE RESTORBIO BOARD RECOMMENDS THAT RESTORBIO STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF RESTORBIO COMMON STOCK PURSUANT TO THE MERGER AGREEMENT AND THE RESULTING “CHANGE OF CONTROL” OF RESTORBIO UNDER NASDAQ RULES.

Proposal No. 2: The Reverse Stock Split Proposal: Approval of an Amendment to the resTORbio Certificate of Incorporation Effecting the Reverse Stock Split

General

At the special meeting, resTORbio stockholders will be asked to approve an amendment to the resTORbio certificate of incorporation effecting the reverse stock split. Upon the effectiveness of the amendment, the outstanding shares of resTORbio common stock will be combined into a lesser number of shares such that one share of resTORbio common stock will be issued for a specified number of shares, which shall be equal to or greater than four (4) and equal to or less than twelve (12), with the exact number within the range to be determined by the resTORbio Board prior to the effective time of such amendment and publicly announced by resTORbio. The proposed amendment to the resTORbio certificate of incorporation will effect the reverse stock split, as more fully described below, but will not change the number of authorized shares, or the par value, of resTORbio common stock.

Purpose

The resTORbio Board believes that a reverse stock split may be desirable for a number of reasons. resTORbio common stock is currently, and will be following the completion of the merger, listed on Nasdaq. According to the applicable Nasdaq rules, in order for resTORbio common stock to continue to be listed on Nasdaq, resTORbio must satisfy certain requirements established by Nasdaq, including a minimum trading price requirement. The resTORbio Board expects that a reverse stock split of resTORbio common stock will increase the market price of resTORbio common stock so that resTORbio is able to maintain compliance with the relevant Nasdaq rules for the foreseeable future.

The resTORbio Board also believes that the increased market price of resTORbio common stock expected as a result of implementing the reverse stock split will improve the marketability and liquidity of resTORbio common stock and will encourage interest and trading in resTORbio common stock. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of resTORbio common stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher. It should be noted that the liquidity of resTORbio common stock may be harmed by the proposed reverse stock split given the reduced number of shares that would be outstanding after the reverse stock split. The resTORbio Board is hopeful, however, that the anticipated higher market price will reduce, to some extent, the negative effects of the policies and practices of institutional investors and brokerage houses described above on the liquidity and marketability of the resTORbio common stock.

Notwithstanding the foregoing, there can be no assurance that: (a) the market price per share following the reverse stock split would rise in proportion to the reduction in the number of pre-split shares of resTORbio common stock outstanding before the reverse stock split; (b) the market price per share following the reverse stock split would remain in excess of the minimum price required for listing on Nasdaq for a sustained period of time; (c) the resTORbio common stock will not be delisted from Nasdaq due to a failure to meet other continued listing requirements even if the market price per post-reverse split share of resTORbio common stock remains in excess of such required minimum price; and (d) the reverse stock split would result in a per share price that would attract brokers and investors who do not trade in lower-priced stock. The market price of resTORbio common stock will also be based on resTORbio’s performance and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of resTORbio common stock declines, the percentage decline as an absolute number and as a percentage of resTORbio’s overall market capitalization may be greater than would occur in the absence of the proposed reverse stock split.

Nasdaq Requirements for Listing on the Nasdaq Global Select Market

resTORbio common stock is currently listed on Nasdaq under the symbol “TORC.”

According to the Nasdaq rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. These are referred to as Nasdaq’s “reverse merger” rules. Accordingly, the listing standards of Nasdaq will require resTORbio to have, among other things, a $4.00 per share minimum bid price upon the effective time of the merger. Because the current price of resTORbio common stock is less than the required minimum bid price, the reverse stock split is necessary to obtain approval of the listing of the combined company and the shares of resTORbio common stock being issued in the merger on Nasdaq.

Additionally, the resTORbio Board believes that maintaining its listing on Nasdaq may provide a broader market for resTORbio common stock and facilitate the use of resTORbio common stock in financing and other transactions. The resTORbio Board approved the reverse stock split partly as a means of maintaining the share price of resTORbio common stock following the merger above $4.00 per share.

One of the effects of the reverse stock split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in the combined company being able to issue more shares without further stockholder approval. resTORbio currently has no plans to issue shares, other than in connection with the merger, and to satisfy obligations under resTORbio options from time to time as these options are exercised. The reverse stock split will not affect the number of authorized shares of resTORbio common stock, which will continue to be 150,000,000. Although resTORbio must complete the reverse stock split in order for the merger to be completed, the resTORbio Board may implement the reverse stock split, even if the merger is not completed, for the reasons discussed above.

Principal Effects of the Reverse Stock Split

If the resTORbio stockholders approve the proposal to implement the reverse stock split and the resTORbio Board implements the reverse stock split, resTORbio will amend the resTORbio certificate of incorporation to effect the reverse stock split. The text of the form of the proposed amendment to the resTORbio certificate of incorporation is attached to this proxy statement/prospectus/information statement as Annex D and incorporated by reference herein.

The reverse stock split will be effected simultaneously for all outstanding shares of resTORbio common stock. The reverse stock split will affect all of resTORbio stockholders uniformly and will not affect any stockholder’s percentage ownership interests in resTORbio, except to the extent that the reverse stock split results in any of resTORbio stockholders owning a fractional share. resTORbio common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. The reverse stock split will not affect resTORbio’s continuing to be subject to the periodic reporting requirements of the Exchange Act.

As of the effective time of the reverse stock split, resTORbio will adjust and proportionately decrease the number of shares of resTORbio common stock subject to issuance upon exercise of, and adjust and proportionately increase the exercise price of, all options and warrants and other rights to acquire resTORbio common stock. In addition, as of the effective time of the reverse stock split, resTORbio will adjust and proportionately decrease the total number of shares of resTORbio common stock that may be the subject of the future grants under resTORbio’s stock option plans.

Determination of Reverse Stock Split Ratio

The ratio of the reverse stock split, if approved by the resTORbio stockholders and implemented by the resTORbio Board, will be between 1-for-4 and 1-for-12 shares outstanding, as determined by the resTORbio Board and agreed to by Adicet. If the resTORbio Board determines to proceed with the reverse stock split, resTORbio will publicly announce the exact ratio selected. In determining the reverse stock split ratio, the resTORbio Board will consider numerous factors including:

•	the historical and projected performance of resTORbio common stock before and after the reverse stock split;

•	prevailing industry, general economic and market conditions;

•

the projected impact of the selected reverse stock split ratio on trading liquidity in resTORbio common stock and resTORbio’s ability to continue its common stock’s listing on Nasdaq (See “Matters Being Submitted to a Vote of resTORbio Stockholders—Nasdaq Requirements for Listing on the Nasdaq Global Select Market” beginning on page 239 of this proxy statement/prospectus/information statement);

•	resTORbio’s capitalization (including the number of shares of resTORbio common stock issued and outstanding);

•	the prevailing trading price for resTORbio common stock and the volume level thereof; and

•	potential devaluation of resTORbio’s market capitalization as a result of a reverse stock split.

The purpose of asking for authorization to implement a reverse stock split at a ratio to be determined by the resTORbio Board, as opposed to a ratio fixed in advance, is to give the resTORbio Board the flexibility to take into account then-current market conditions and changes in price of resTORbio common stock and to respond to other developments that may be deemed relevant, when considering the appropriate ratio.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If resTORbio stockholders approve the proposal to effect the reverse stock split, and if the resTORbio Board still believes that a reverse stock split is in the best interests of resTORbio and its stockholders, the resTORbio Board and Adicet will agree on the ratio of the reverse stock split to be implemented. resTORbio will file the certificate of amendment to the resTORbio certificate of incorporation with the Secretary of State of the State of Delaware immediately prior to the effective time of the merger. The resTORbio Board may delay effecting the reverse stock split without resoliciting stockholder approval. Beginning on the effective date of the reverse stock split, each certificate or book-entry share representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

As soon as practicable after the effective date of the reverse stock split, resTORbio stockholders will be notified that the reverse stock split has been effected. resTORbio expects that resTORbio’s transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by resTORbio. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNLESS AND UNTIL REQUESTED TO DO SO.

Fractional Shares

No certificates representing fractional shares of resTORbio common stock will be issued in connection with the reverse stock split. Each holder of resTORbio common stock who would otherwise have been entitled to receive a fraction of a share of resTORbio common stock (after taking into account all fractional shares of resTORbio common stock otherwise issuable to such holder) shall be entitled to receive, in lieu thereof, upon surrender of such holder’s certificate(s) representing such fractional shares of resTORbio common stock, cash (without interest) in an amount based on such fractional part of a share of resTORbio common stock multiplied by the then fair value of the resTORbio common stock as determined by the resTORbio board.

By authorizing the reverse stock split, stockholders will be approving the combination of any whole number of shares of common stock between and including a number that is greater than four (4) and less than or equal to twelve (12) into one share. The certificate of amendment to the resTORbio certificate of incorporation filed with the Secretary of State of the State of Delaware effecting the reverse stock split will include only that number determined by the resTORbio Board to be in the best interests of resTORbio and its stockholders. The resTORbio Board will not implement any amendment providing for a different split ratio.

resTORbio stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where resTORbio is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by resTORbio or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Accounting Matters

The reverse stock split will not affect the common stock capital account on resTORbio’s balance sheet. However, because the par value per share of resTORbio common stock will remain unchanged on the effective date of the split, the components that make up the common stock capital account will change by offsetting amounts. Depending on the size of the reverse stock split the resTORbio Board decides to implement, the stated capital component will be reduced and the additional paid-in capital component will be increased with the amount by which the stated capital is reduced. The per share net income or loss and net book value of resTORbio will be increased because there will be fewer shares of resTORbio common stock outstanding. Prior periods’ per share amounts will be restated to reflect the reverse stock split.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares of resTORbio common stock could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the resTORbio Board or contemplating a tender offer or other transaction for the combination of resTORbio with another company, the reverse stock split proposal is not being proposed in response to any effort of which resTORbio is aware to accumulate shares of resTORbio common stock or obtain control of resTORbio, other than in connection with the merger with Adicet, nor is it part of a plan by management to recommend a series of similar amendments to the resTORbio Board and stockholders. Other than the proposals being submitted to resTORbio stockholders for their consideration at the special meeting, the resTORbio Board does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of resTORbio.

The number of authorized shares of resTORbio common stock will not be reduced as a result of the reverse stock split. Consequently, the number of authorized but unissued shares of resTORbio common stock will increase as a result of the reverse stock split. The authorized and unissued shares would be available from time to time for corporate purposes including raising additional capital by means of sales of stock or securities convertible into common stock, acquisitions of companies or assets, or other strategic transactions. The issuance of authorized but unissued shares may have the effect of diluting the earnings per share and book value per share, as well as the stock ownership and voting rights, of outstanding common stock. resTORbio currently has no plan, arrangement or agreement to issue shares of common stock for any purpose, except for the issuance of resTORbio common stock in the merger, or upon the exercise of any resTORbio options, and pursuant to resTORbio’s equity incentive plans.

No Appraisal Rights

Under the DGCL, resTORbio stockholders are not entitled to appraisal rights with respect to the reverse stock split, and resTORbio will not independently provide stockholders with any such right.

For more information, please see the section entitled “Risks Related to resTORbio’s Common Stock” beginning on page 94 of this proxy statement/prospectus/information statement and “Description of resTORbio’s Capital Stock—Anti-Takeover Effects of the resTORbio Certificate of Incorporation and Bylaws and Delaware Law” beginning on page 414 of this proxy statement/prospectus/information statement.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following discussion is a summary of the material U.S. federal income tax consequences of the reverse stock split to resTORbio U.S. Holders (as defined above in the section entitled “The Merger—Material U.S. Federal Income Tax Considerations of the Merger” beginning on page 200 of this proxy statement/prospectus/information statement). This discussion does not purport to be a complete analysis of all potential tax consequences that may be relevant to a resTORbio U.S. Holder. The effects of U.S. federal tax laws other than U.S. federal income tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a resTORbio U.S. Holder. resTORbio has not sought and does not intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position contrary to that discussed below regarding the tax consequences of the reverse stock split.

This discussion is limited to resTORbio U.S. Holders that hold resTORbio common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a resTORbio U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax, the rules related to “qualified small business stock” within the meaning of Section 1202 of the Code, the Medicare contribution tax on net investment income, any considerations relating to any requirement for certain holders to accelerate the recognition of any item of gross income as a result of such income being recognized on an “applicable financial statement,” or any withholding considerations arising under the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith). In addition, it does not address consequences relevant to resTORbio U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	resTORbio U.S. Holders whose functional currency is not the U.S. dollar;

•	persons holding resTORbio common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell resTORbio common stock under the constructive sale provisions of the Code;

•	persons who hold or received resTORbio common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds resTORbio common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding resTORbio common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Consequences of the Reverse Stock Split

Although the matter is not free from doubt, resTORbio intends to treat the reverse stock split and the receipt of the CVRs as separate transactions for U.S. federal income tax purposes, and the following discussion assumes this treatment will be respected.

The reverse stock split should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a resTORbio U.S. Holder should not recognize gain or loss upon the reverse stock split. A resTORbio U.S. Holder’s aggregate tax basis in the shares of resTORbio common stock received pursuant to the reverse stock split should equal the aggregate tax basis of the shares of the resTORbio common stock surrendered, and such resTORbio U.S. Holder’s holding period in the shares of resTORbio common stock received should include the holding period in the shares of resTORbio common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of resTORbio common stock surrendered to the shares of resTORbio common stock received in a recapitalization pursuant to the reverse stock split. resTORbio U.S. Holders of shares of resTORbio common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Alternative Treatment of the Reverse Stock Split and the Receipt of the CVRs as a Single Recapitalization

Notwithstanding resTORbio’s position that the reverse stock split and the receipt of the CVRs are appropriately treated as separate transactions, it is possible that the IRS or a court could determine that the reverse stock split and the receipt of the CVRs constitute a single “recapitalization” for U.S. federal income tax purposes. In such case, the tax consequences of the reverse stock split and the receipt of CVRs would differ from those described above. Please see the section entitled “Agreements Related to the Merger—Contingent Value Rights Agreement” beginning on page 232 of this proxy statement/prospectus/information statement.

Vote Required; Recommendation of the resTORbio Board

The affirmative vote of holders of a majority of the outstanding shares of resTORbio common stock entitled to vote at the special meeting is required to approve the amendment to the resTORbio certificate of incorporation effecting the reverse stock split. A failure to submit a proxy card or vote at the special meeting, or an abstention for Proposal No. 2 will have the same effect as a vote against the approval off Proposal No. 2. Each of Proposal No. 1 and Proposal No. 2 are conditioned upon each other. Therefore, the merger cannot be consummated without the approval of Proposal No. 1 and Proposal No. 2.

THE RESTORBIO BOARD RECOMMENDS THAT RESTORBIO’S STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE THE AMENDMENT TO THE RESTORBIO CERTIFICATE OF INCORPORATION EFFECTING THE REVERSE STOCK SPLIT.

Proposal No. 3: The Option Pool Increase Proposal: Approval Of The First Amendment To The resTORbio, Inc. 2018 Stock Option And Incentive Plan

Proposal

The resTORbio Board believes that stock-based incentive awards can play an important role in the success of resTORbio by encouraging and enabling the employees, officers, non-employee directors and consultants of resTORbio and its subsidiaries upon whose judgment, initiative and efforts resTORbio largely depends for the successful conduct of its business, to acquire a proprietary interest in resTORbio. The resTORbio Board believes that providing such persons with a direct stake in resTORbio assures a closer identification of the interests of such individuals with those of resTORbio and its stockholders, thereby stimulating their efforts on resTORbio’s behalf and strengthening their desire to remain with resTORbio.

On July 21, 2020, the resTORbio Board approved an amendment to the 2018 Stock Option and Incentive Plan (referred to as the “resTORbio 2018 Plan”), subject to stockholder approval, to increase the aggregate number of shares authorized for issuance under the resTORbio 2018 Plan by 14,855,157 shares (prior to giving effect to the reverse stock split to be effected in connection with the merger) with a corresponding increase to the maximum number of shares that may be issued in the form of incentive stock options. This amendment was designed to enhance the flexibility of the resTORbio compensation committee (referred to as the “Compensation Committee”) in granting stock options and other awards to resTORbio’s officers, employees, non-employee directors and other key persons and to ensure that resTORbio can continue to grant stock options and other awards to such persons at levels determined to be appropriate by the Compensation Committee. A copy of the resTORbio 2018 Plan (as amended by the proposed amendment) is attached as Annex E to this proxy statement/prospectus/information statement and is incorporated herein by reference.

As of August 4, 2020, there were stock options to acquire 2,003,008 shares of common stock outstanding under resTORbio’s equity compensation plans, with a weighted average exercise price of $7.53 and a weighted average remaining term of 8.32 years. In addition, as of August 4, 2020, there were 639,911 unvested full value awards with time-based vesting and 0 unvested full value awards with performance-based vesting outstanding under resTORbio’s equity compensation plans. Other than the foregoing, no awards were outstanding under resTORbio’s equity compensation plans as of August 4, 2020. As of August 4, 2020, there were 3,332,528 shares of common stock available for awards under resTORbio’s equity compensation plans.

Summary of Material Features of the resTORbio 2018 Plan

The material features of the resTORbio 2018 Plan, as amended, are:

•

The maximum number of shares of common stock to be issued under the resTORbio 2018 Plan is 19,635,419 (prior to giving effect to the reverse stock split to be effected in connection with the merger and after taking into account evergreen increases in 2019 and 2020); thereafter, such maximum number shall be increased on January 1, 2019 and on each January 1 thereafter by the lesser of an amount as determined by the Compensation Committee or 4% of the number of shares of stock issued and outstanding on the immediately preceding December 31 (the “Annual Increase”);

•

The maximum number of shares of common stock that be issued under the resTORbio 2018 Plan is 19,635,419, as increased on January 1, 2021 and each January 1 thereafter by the lesser of the Annual Increase or 12,135,175 shares of common stock (in each case, prior to giving effect to the reverse stock split to be effected in connection with the merger).

•

The award of stock options (both incentive and non-qualified options), stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, cash-based awards, performance share awards and dividend equivalent rights is permitted;

•	Shares reacquired on the open market will not be added to the reserved pool under the resTORbio 2018 Plan;

•	Stock options and stock appreciation rights will not be repriced in any manner without stockholder approval;

•	The value of all awards awarded under the resTORbio 2018 Plan and all other cash compensation paid by resTORbio to any non-employee director in any calendar year may not exceed $1,000,000;

•	To the extent required by NASDAQ, any material amendment to the resTORbio 2018 Plan is subject to approval by resTORbio stockholders; and

•	The term of the resTORbio 2018 Plan will expire on January 12, 2028.

Based solely on the closing price of resTORbio common stock as reported by Nasdaq on August 4, 2020, which was $2.59, and the maximum number of shares that would have been available for awards as of such date under the resTORbio 2018 Plan, as amended, the maximum aggregate market value of the common stock that could potentially be issued under the resTORbio 2018 Plan, as amended, is $44,723,226. The shares of common stock underlying any awards that are forfeited, canceled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by resTORbio prior to vesting, satisfied without the issuance of common stock or otherwise terminated, other than by exercise, under the resTORbio 2018 Plan and resTORbio’s 2017 Stock Incentive Plan will be added back to the shares of common stock available for issuance under the resTORbio 2018 Plan. Shares of common stock repurchased on the open market will not be added back to the shares of common stock available for issuance under the resTORbio 2018 Plan.

Rationale for Share Increase

The resTORbio 2018 Plan is critical to resTORbio’s ongoing effort to build stockholder value following the merger. Equity incentive awards are an important component of resTORbio’s executive and non-executive employees’ compensation. resTORbio’s compensation committee and the resTORbio Board believe that resTORbio must continue to offer a competitive equity compensation program in order to attract, retain and motivate the talented and qualified employees necessary for continued growth and success.

resTORbio manages its long-term stockholder dilution by limiting the number of equity incentive awards granted annually. The Compensation Committee carefully monitors resTORbio’s annual net burn rate, total dilution and equity expense in order to maximize stockholder value by granting only the number of equity incentive awards that it believes are necessary and appropriate to attract, reward and retain resTORbio’s employees. resTORbio’s compensation philosophy reflects broad-based eligibility for equity incentive awards for high performing employees. By doing so, resTORbio links the interests of those employees with those of the resTORbio stockholders and motivate its employees to act as owners of the business.

Summary of the resTORbio 2018 Plan

The following description of certain features of the resTORbio 2018 Plan is intended to be a summary only. The summary is qualified in its entirety by the full text of the resTORbio 2018 Plan (as amended by the plan amendment), which is attached hereto as Annex E.

Administration. The resTORbio 2018 Plan will be administered by the resTORbio compensation committee. The resTORbio compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the resTORbio 2018 Plan. The resTORbio compensation committee may delegate to the chief executive officer the authority to grant awards to employees who are not subject to the reporting and other provisions of Section 16 of the Exchange Act, subject to certain limitations and guidelines.

Eligibility; Plan Limits. All full-time and part-time officers, employees, non-employee directors and consultants are eligible to participate in the resTORbio 2018 Plan, subject to the discretion of the administrator. As of August 4, 2020, approximately 17 individuals were eligible to participate in the resTORbio 2018 Plan, which includes three executive officers, six employees who are not executive officers, six non-employee directors and one consultant. There are certain limits on the number of awards that may be granted under the resTORbio 2018 Plan. For example, no more than 19,635,419 shares of common stock (as increased each year by the lesser of 12,135,175 or the Annual Increase and subject in each case to adjustment for stock splits and similar events) may be granted in the form of incentive stock options.

Director Compensation Limit. The resTORbio 2018 Plan provides that the value of all awards awarded under the resTORbio 2018 Plan and all other cash compensation paid by resTORbio to any non-employee director in any calendar year shall not exceed $1,000,000.

Stock Options. The resTORbio 2018 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. Options granted under the resTORbio 2018 Plan will be non-qualified options if they fail to qualify as incentive options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of resTORbio and its subsidiaries. Non-qualified options may be granted to any persons eligible to receive incentive options and to non-employee directors and consultants. The option exercise price of each option will be determined by the resTORbio compensation committee but may not be less than 100% of the fair market value of the common stock on the date of grant. Fair market value for this purpose will be determined by reference to the price of the shares of common stock on Nasdaq. The exercise price of an option may not be reduced after the date of the option grant without stockholder approval, other than to appropriately reflect changes in resTORbio’s capital structure.

The term of each option will be fixed by the resTORbio compensation committee and may not exceed ten years from the date of grant. The resTORbio compensation committee will determine at what time or times each option may be exercised. Options may be made exercisable in installments and the exercisability of options may be accelerated by the resTORbio compensation committee. In general, unless otherwise permitted by the resTORbio compensation committee, no option granted under the resTORbio 2018 Plan is transferable by the optionee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order, and options may be exercised during the optionee’s lifetime only by the optionee, or by the optionee’s legal representative or guardian in the case of the optionee’s incapacity.

Upon exercise of options, the option exercise price must be paid in full either in cash, by certified or bank check or other instrument acceptable to the resTORbio compensation committee or by delivery (or attestation to the ownership) of shares of common stock that are beneficially owned by the optionee and that are not subject to risk of forfeiture. Subject to applicable law, the exercise price may also be delivered to resTORbio by a broker pursuant to irrevocable instructions to the broker from the optionee. In addition, non-qualified options may be exercised using a net exercise feature which reduces the number of shares issued to the optionee by the number of shares with a fair market value equal to the exercise price.

To qualify as incentive stock options, options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive stock options that first become exercisable by a participant in any one calendar year.

Stock Appreciation Rights. The resTORbio compensation committee may award stock appreciation rights subject to such conditions and restrictions as the resTORbio compensation committee may determine. Stock appreciation rights entitle the recipient to shares of common stock or cash equal to the value of the appreciation in the stock price over the exercise price. The exercise price may not be less than the fair market value of the common stock on the date of grant. The term of a stock appreciation right may not exceed ten years.

Restricted Stock. The resTORbio compensation committee may award shares of common stock to participants subject to such conditions and restrictions as the resTORbio compensation committee may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with resTORbio through a specified restricted period. During the vesting period, restricted stock awards may be credited with dividend equivalent rights (but dividend equivalents payable with respect to restricted stock awards with vesting tied to the attainment of performance criteria shall not be paid unless and until such performance conditions are attained).

Restricted Stock Units. The resTORbio compensation committee may award restricted stock units to participants. Restricted stock units are ultimately payable in the form of shares of common stock or cash subject to such conditions and restrictions as the resTORbio compensation committee may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with resTORbio through a specified vesting period. In the resTORbio compensation committee’s sole discretion, it may permit a participant to make an advance election to receive a portion of his or her future cash compensation otherwise due in the form of a restricted stock unit award, subject to the participant’s compliance with the procedures established by the resTORbio compensation committee and requirements of Section 409A of the Code. During the deferral period, the deferred stock awards may be credited with dividend equivalent rights.

Unrestricted Stock Awards. The resTORbio compensation committee may also grant shares of common stock that are free from any restrictions under the resTORbio 2018 Plan. Unrestricted stock may be granted to any participant in recognition of past services or other valid consideration and may be issued in lieu of cash compensation due to such participant.

Dividend Equivalent Rights. The resTORbio compensation committee may grant dividend equivalent rights to participants, which entitle the recipient to receive credits for dividends that would be paid if the recipient had held specified shares of common stock. Dividend equivalent rights granted as a component of another award (other than a stock option or stock appreciation right) may be paid only if the related award becomes vested. Dividend equivalent rights may be settled in cash, shares of common stock or a combination thereof, in a single installment or installments, as specified in the award.

Cash-Based Awards. The resTORbio compensation committee may grant cash bonuses under the resTORbio 2018 Plan to participants. The cash bonuses may be subject to the achievement of certain performance goals.

Performance Share Awards. The resTORbio compensation committee may grant performance share awards to any participant which entitle the recipient to receive shares of common stock upon the achievement of certain performance goals and such other conditions as the Compensation Committee shall determine.

Change of Control Provisions. In the event of a “sale event,” as defined in the resTORbio 2018 Plan, awards under the resTORbio 2018 Plan may be assumed, continued or substituted. In the event that awards are not assumed, continued or substituted, except as otherwise provided by the resTORbio compensation committee in the award agreement, upon the effective time of the sale event, all awards with time-based conditions will become vested and exercisable upon the sale event, and awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the resTORbio compensation committee discretion or to the extent specified in the relevant award agreement. In addition, resTORbio may make or provide for payment, in cash or in kind, to participants holding options and stock appreciation rights equal to the difference between the per share cash consideration and the exercise price of the options or stock appreciation rights. The resTORbio compensation committee shall also have the option to make or provide for a payment, in cash or in kind, to grantees holding other awards in an amount equal to the per share cash consideration multiplied by the number of vested shares under such awards. All awards will terminate in connection with a sale event unless they are assumed by the successor entity.

Adjustments for Stock Dividends, Stock Splits, Etc. The resTORbio 2018 Plan requires the resTORbio compensation committee to make appropriate adjustments to the number of shares of common stock that are subject to the resTORbio 2018 Plan, to certain limits in the resTORbio 2018 Plan, and to any outstanding awards to reflect stock dividends, stock splits, extraordinary cash dividends and similar events (including the reverse stock split to be effected in connection with the merger).

Tax Withholding. Participants in the resTORbio 2018 Plan are responsible for the payment of any federal, state or local taxes that resTORbio is required by law to withhold upon the exercise of options or stock appreciation rights or vesting of other awards. The resTORbio compensation committee may require that tax withholding obligations satisfied by withholding shares of common stock to be issued pursuant to exercise or vesting. The resTORbio compensation committee may also require resTORbio’s tax withholding obligation to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares issued pursuant to any award are immediately sold and proceeds from such sale are remitted to resTORbio in an amount that would satisfy the withholding amount due.

Amendments and Termination. The resTORbio Board may at any time amend or discontinue the resTORbio 2018 Plan and the resTORbio compensation committee may at any time amend or cancel any outstanding award for the purpose of satisfying changes in the law or for any other lawful purpose. However, no such action may adversely affect any rights under any outstanding award without the holder’s consent. To the extent required under the rules of Nasdaq, any amendments that materially change the terms of the resTORbio 2018 Plan will be subject to approval by resTORbio stockholders. Amendments shall also be subject to approval by resTORbio stockholders if and to the extent determined by the resTORbio compensation committee to be required by the Code to preserve the qualified status of incentive options.

Effective Date of Plan. The resTORbio 2018 Plan was approved by the resTORbio Board on December 21, 2017, and the amendment to the resTORbio 2018 Plan was approved by the resTORbio Board on July 21, 2020. Awards of incentive options may be granted under the resTORbio 2018 Plan until January 12, 2028. No other awards may be granted under the resTORbio 2018 Plan after the date that is ten years from the date of stockholder approval.

New Plan Benefits

Because the grant of awards under the resTORbio 2018 Plan is within the discretion of the Compensation Committee, the Company cannot determine the dollar value or number of shares of common stock that will in the future be received by or allocated to any participant in the resTORbio 2018 Plan.

Plan Benefits under the 2018 Plan

The following table provides information concerning the benefits that were received by the following persons and groups under the resTORbio 2018 Plan as of August 4, 2020: each named executive officer; all current executive officers, as a group; all current directors who are not executive officers, as a group; and all employees and consultants who are not executive officers, as a group. No other person has been granted 5% or more of the total amount of awards granted under the 2018 Plan.

	Options		Restricted Stock
Name and Position	Average Exercise Price	Number (#)	Dollar Value ($)	Number (#)
Chen Schor, CEO	$8.06	710,311	$890,960	344,000
Joan Mannick, M.D., NEO	$8.38	274,666	$306,195	118,222
Lloyd Klickstein, M.D., Ph., NEO	$6.51	383,667	$306,195	118,222
All current executive officers, as a group	$7.69	1,368,644	$1,503,305	580,444
All current directors who are not executive officers, as a group	$6.61	230,624	$—	—
Each nominee for election as a director	$—	—	$—	—
Each associate of any executive officers, current directors or director nominees	$—	—	$—	—
All current employees who are not executive officers, as a group	$7.58	442,212	$154,020	59,467

Tax Aspects Under the Code

The following is a summary of the principal federal income tax consequences of certain transactions under the resTORbio 2018 Plan. It does not describe all federal tax consequences under the resTORbio 2018 Plan, nor does it describe state or local tax consequences.

Incentive Options. No taxable income is generally realized by the optionee upon the grant or exercise of an incentive option. If shares of common stock issued to an optionee pursuant to the exercise of an incentive option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then (i) upon sale of such shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) resTORbio will not be entitled to any deduction for federal income tax purposes. The exercise of an incentive option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of common stock acquired upon the exercise of an incentive option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of common stock at exercise (or, if less, the amount realized on a sale of such shares of common stock) over the option price thereof, and (ii) resTORbio will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive option is paid by tendering shares of common stock.

If an incentive option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified option. Generally, an incentive option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Non-Qualified Options. No income is realized by the optionee at the time a non-qualified option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the shares of common stock on the date of exercise, and resTORbio receives a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of common stock have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering shares of common stock. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

Other Awards. resTORbio generally will be entitled to a tax deduction in connection with other awards under the resTORbio 2018 Plan in an amount equal to the ordinary income realized by the participant at the time the participant recognizes such income. Participants typically are subject to income tax and recognize such tax at the time that an award is exercised, vests or becomes non-forfeitable, unless the award provides for a further deferral.

Parachute Payments. The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a sale event) may cause a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to resTORbio, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Limitation on Deductions. Under Section 162(m) of the Code, resTORbio’s deduction for awards under the resTORbio 2018 Plan may be limited to the extent that any “covered employee” (as defined in Section 162(m) of the Code) receives compensation in excess of $1 million a year.

Vote Required; Recommendation of the resTORbio Board

The affirmative vote of a majority of shares of common stock present in person or represented by proxy at the special meeting and entitled to vote on this proposal is required for the approval of the first amendment to the resTORbio 2018 Plan.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE FIRST AMENDMENT TO THE RESTORBIO, INC. 2018 STOCK OPTION AND INCENTIVE PLAN

Proposal No. 4: The Adjournment Proposal: Approval of Possible Adjournment of the Special Meeting

General

If resTORbio fails to receive a sufficient number of votes to approve Proposal No. 1, Proposal No. 2 and/or Proposal No. 3, resTORbio may propose to adjourn the resTORbio special meeting for the purpose of soliciting additional proxies to approve Proposal No. 1, Proposal No. 2 and/or Proposal No. 3. resTORbio currently does not intend to propose adjournment at the special meeting if there are sufficient votes to approve Proposal No. 1, Proposal No. 2 and Proposal No. 3.

Vote Required; Recommendation of the resTORbio Board

The affirmative vote of the holders of a majority of votes properly cast at the special meeting is required to approve the adjournment of the special meeting for the purpose of soliciting additional proxies to approve Proposal No. 1, Proposal No. 2 and Proposal No. 3. A failure to submit a proxy card or vote at the special meeting, or an abstention or “broker non-vote” will have no effect on the outcome of Proposal No. 4.

THE RESTORBIO BOARD RECOMMENDS THAT RESTORBIO’S STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 4 TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NO. 1, PROPOSAL NO. 2 AND PROPOSAL NO. 3.

RESTORBIO BUSINESS

Overview

resTORbio is a clinical-stage biopharmaceutical company developing innovative medicines that target the biology of aging to prevent or treat age-related diseases with the potential to extend healthy lifespan. resTORbio’s lead program selectively inhibits the target of rapamycin complex 1, or TORC1, an evolutionarily conserved pathway that contributes to the age-related decline in function of multiple organ systems. resTORbio’s lead product candidate, RTB101, is an oral, selective, and potent inhibitor of TORC1. RTB101 inhibits the phosphorylation of multiple targets downstream of TORC1. Inhibition of TORC1 has been observed to extend lifespan and healthspan in aging preclinical species and to enhance immune, neurologic and cardiac functions, suggesting potential benefits in several aging-related diseases. In May 2020, resTORbio initiated a randomized, double-blind, placebo-controlled trial to determine if prophylaxis with RTB101 as compared to placebo reduces the severity of laboratory-confirmed COVID-19 in adults age 65 years and older who reside in a nursing home with one or more residents or staff who have laboratory-confirmed novel coronavirus disease (referred to as “COVID-19”). The primary endpoint for the study is the percentage of subjects who develop laboratory-confirmed COVID-19 with protocol-defined progressive symptoms or are hospitalized or die beginning at randomization through Week 4. Approximately 550 subjects are expected to enroll in the study. Subjects will be randomized 1:1 to RTB101 10 mg once daily or matching placebo once daily. As of August 4, 2020, sixteen (16) subjects have been randomized to receive RTB101 10 mg once daily or matching placebo. The study is conducted in collaboration with investigators at Brown University’s Schools of Medicine and Public Health. On July 28, 2020, resTORbio announced it received a grant award from the National Institute on Aging to fund a clinical trial to obtain preliminary data on the feasibility of studying RTB101 as compared to placebo for COVID-19 post-exposure prophylaxis in adults age 65 years and older. Approximately sixty (60) subjects are expected to enroll in the clinical trial, which will be fully funded by the grant. The clinical trial is anticipated to start in the second half of 2020.

In November 2019, resTORbio announced that top line data from the PROTECTOR 1 Phase 3 study, evaluating the safety and efficacy of RTB101 in preventing clinically symptomatic respiratory illness in adults age 65 and older, did not meet its primary endpoint and that resTORbio has stopped the development of RTB101 for clinically symptomatic respiratory illness. In May 2020, resTORbio terminated its Phase 1b/2a with RTB101 alone or RTB101 in combination with sirolimus in Parkinson’s disease. Except for the studies described above for COVID-19, there are no additional clinical studies ongoing with RTB101.

RTB101 was previously in development for preventing clinically symptomatic respiratory illness in adults age 65 and older. The prior Phase 2b and Phase 3 studies were randomized, double-blind, placebo-controlled clinical trials that assessed whether 16 weeks of once daily RTB101 treatment reduced the incidence of laboratory-confirmed respiratory tract infections (the Phase 2b primary endpoint) or the incidence of clinically symptomatic respiratory illness (the Phase 3 primary endpoint) in older adults during winter cold and flu season. The Phase 2b study enrolled 652 adults, 65 years of age and older, at increased risk of respiratory tract infection-related morbidity and mortality. The Phase 3 study enrolled 1,024 adults, 65 years of age and older, who did not smoke and did not have chronic obstructive pulmonary disease. Topline results from both trials have been disclosed previously. Although the Phase 2b and Phase 3 trials of RTB101 to reduce the incidence of illness associated with respiratory tract infections (referred to as "RTIs") in older adults were not designed or powered to assess the incidence and severity of coronavirus infections specifically, a trend toward a decrease in the incidence and severity of coronavirus infections was observed in both trials in older adults who were given RTB101 10 mg once daily as compared to placebo. Specifically, there were seven coronavirus infections observed in subjects who received RTB101 10 mg daily in the Phase 2b study, compared to 15 in the placebo group, and 18 coronavirus infections in the RTB101 group in the Phase 3 study compared to 23 in the placebo group. Trends were also observed toward a decrease in the percentage of subjects with severe coronavirus RTI symptoms and the time to alleviation of moderate and severe coronavirus RTI symptoms in the RTB101 group compared to placebo.

resTORbio licensed the worldwide rights to its TORC1 program, including RTB101 alone or in combination with everolimus, from Novartis International Pharmaceutical Ltd., or Novartis, in March 2017. resTORbio’s management team includes co-founders, Chen Schor, who serves as President and Chief Executive Officer, Joan

Mannick, M.D., who serves as Chief Medical Officer, Lloyd Klickstein, M.D., Ph.D., who serves as Chief Scientific Officer, and additional veterans in drug development and discovery, with executive experience in leading global pharmaceutical companies. Dr. Mannick led the mTOR inhibition in diseases of aging clinical program at Novartis Institutes for Biomedical Research, Inc., or NIBR, prior to resTORbio’s in-licensing of the program.

In February 2020, resTORbio retained JMP Securities LLC as a financial advisor to assist in resTORbio’s evaluation of a broad range of strategic alternatives to enhance stockholder value, including additional capital raising transactions, an acquisition, merger, business combination, licensing and/or other strategic transaction involving resTORbio.

After a comprehensive review of strategic alternatives, on April 28, 2020, resTORbio entered into the merger agreement with Adicet, pursuant to which, if all of the conditions to closing are satisfied or waived, Adicet will become a wholly owned subsidiary of resTORbio. The merger agreement was approved by the members of resTORbio’s Board and the Board resolved to recommend approval of the merger agreement to resTORbio stockholders. Consummation of the merger is subject to certain closing conditions, a number of which are not within resTORbio’s control. Certain of resTORbio stockholders who collectively own approximately 24% of the outstanding shares of resTORbio common stock have entered into voting agreements, pursuant to which they have agreed, among other things and subject to the terms and conditions of the agreements, to vote in favor of the merger.

Subject to the terms of the merger agreement, at the Effective Time each share of resTORbio common stock issued and outstanding immediately prior to the Effective Time shall be entitled to one contractual contingent value right issued by resTORbio subject to and in accordance with the terms and conditions of a Contingent Value Rights Agreement. The transaction is expected to close in the second half of 2020.

resTORbio expects to devote significant time and resources to completion of the merger, or, if the merger is not completed, identifying and evaluating other strategic alternatives. However, there can be no assurance that such activities will result in the completion of the merger or any other contemplated transactions that will enhance shareholder value. Further, the completion of the merger, or of any other strategic transaction, ultimately may not deliver the anticipated benefits or enhance stockholder value.

From resTORbio’s inception, resTORbio has devoted substantially all of its efforts to business planning, engaging regulatory, manufacturing and other technical consultants, planning and executing clinical trials and raising capital. resTORbio’s future operations are highly dependent on the success of the merger with Adicet.

resTORbio’s Strategy

resTORbio’s goal is to be a leading biopharmaceutical company focused on treating aging-related diseases. resTORbio strives to maintain a leadership position in the TORC1 inhibitor class of pharmaceutical products for aging-related diseases. The key elements of resTORbio’s strategy to achieve this goal include:

•

Rapidly advance resTORbio’s TORC1 program to improve and address the function of multiple aging organ systems, including the immune system. In May 2020, resTORbio initiated a randomized, double-blind, placebo-controlled trial to determine if prophylaxis with RTB101 as compared to placebo reduces the severity of laboratory-confirmed COVID-19 in adults age 65 years and older who reside in a nursing home with one or more residents or staff who have laboratory-confirmed COVID-19. The primary endpoint for the study is the percentage of subjects who develop laboratory-confirmed COVID-19 with protocol-defined progressive symptoms or are hospitalized or die beginning at randomization through Week 4. Approximately 550 subjects are expected to enroll in the study. Subjects will be randomized 1:1 to RTB101 10 mg once daily or matching placebo once daily. As of August 4, 2020, sixteen (16) subjects have been randomized to receive RTB101 10 mg once daily or matching placebo. The study will be conducted in collaboration with Investigators at Brown University’s Schools of Medicine and Public Health. On July 28, 2020, resTORbio announced it received a grant award from the National Institute on

Aging to fund a clinical trial to obtain preliminary data on the feasibility of studying RTB101 as compared to placebo for COVID-19 post-exposure prophylaxis in adults age 65 years and older. Approximately sixty (60) subjects are expected to enroll in the clinical trial, which will be fully funded by the grant. The clinical trial is anticipated to start in the second half of 2020.

•

Maintain and defend a robust intellectual property portfolio in the field of TORC1 inhibition for aging-related diseases. resTORbio has exclusive licenses to patent families directed to compositions of matter, methods of use and formulations covering RTB101 alone or in combination with everolimus and have filed additional method of use patent applications. resTORbio intend to pursue and maintain broad intellectual property protection for RTB101 alone or in combination with a rapalog, such as everolimus or sirolimus, or other compounds for the prevention or treatment of aging-related diseases through U.S. and international patents.

•

Strategic Alternatives. In February 2020, resTORbio retained JMP Securities LLC as a financial advisor to assist in resTORbio’s evaluation of a broad range of strategic alternatives to enhance stockholder value, including additional capital raising transactions, an acquisition, merger, business combination, licensing and/or other strategic transaction involving resTORbio. After a comprehensive review of strategic alternatives, on April 28, 2020, resTORbio entered into the merger agreement with Adicet. The transaction is expected to close in the second half of 2020.

resTORbio’s Product Pipeline

The following table summarizes key information about resTORbio’s product candidate.

Aging and its Regulation by the mTOR Pathway

Until recently, advances in the scientific understanding of aging have been limited, despite high growth in the elderly population

The elderly are the fastest growing population around the globe. According to the U.S. Census Bureau, the population age 65 years and older in the United States is expected to double by 2050 compared to 2012 estimates. According to global census data, there are nearly 150 million people age 65 years and older, and approximately 20 million people age 85 years and older in the United States, the major European countries and Japan. Despite age being the major risk factor for multiple chronic diseases, resTORbio believes few therapies are being developed to target aging biology, and none have been approved.

mTOR is an evolutionarily conserved pathway that regulates aging

mTOR is a serine/threonine protein kinase that regulates the process of aging and aging-related diseases and conditions. Inhibition of the mTOR pathway has been observed to prolong lifespan in multiple animals. These data support the potential of drugs that target the mTOR pathway to have therapeutic benefits for aging and aging-related conditions in humans.

In preclinical studies, the mTOR pathway has been observed to be hyperactivated in some cell types, including hematopoietic stem cells, or HSCs, at an advanced age. It was observed that suppressing mTOR activity in these cell types to levels found at younger ages may enhance cell function, including their ability to generate white blood cells. Furthermore, preclinical studies found that mTOR activity stimulates protein synthesis and cell growth but inhibits protective processes such as autophagy in which damaged proteins and organelles are broken down and recycled. Therefore, these studies suggest that increased mTOR activity is beneficial during years of growth and reproduction but may be harmful during post-reproductive years when cells accumulate damage and require protective mechanisms such as autophagy to prevent and repair damage.

mTOR signals via two multiprotein complexes, known as TORC1 and TORC2. TORC1 inhibition has been observed to prolong lifespan, enhance immune responses, ameliorate neurodegenerative diseases, ameliorate heart failure, enhance memory and mobility, decrease adiposity and delay onset of aging-related diseases in multiple animal studies. On the other hand, TORC2 inhibition has been observed to decrease lifespan and cause hyperlipidemia and hyperglycemia in certain animals and humans. Therefore, resTORbio believes the optimal approach for the treatment of aging-related conditions through mTOR inhibition is a regimen that inhibits TORC1 without inhibiting TORC2. mTOR within the TORC1 complex introduces phosphates to, or phosphorylates, multiple proteins including S6K, 4EBP1 and Ulk1, as shown in the figure below. Different dosing regimens that inhibit different spectrum of TORC1, as measured by decreased phosphorylation of multiple proteins downstream of TORC1, may be more beneficial for the prevention or treatment of certain aging-related diseases.

resTORbio believes TORC1 inhibition may have therapeutic benefit in multiple aging-related diseases. Preclinical studies suggest that key mechanisms involved in the anti-aging effects of TORC1 inhibition include improved stem cell function, increased autophagy, increased expression of mitochondrial proteins that are important for energy production, decreased adiposity and increased expression of proteins that are responsible for cellular maintenance and repair. Based on preclinical data, these biological effects have the potential to improve multiple aging-related pathologies including decreased autophagy and accumulation of damaged proteins. Autophagy is the process in which a cell breaks down and recycles damaged cellular components, including damaged and aggregated proteins. Preclinical data suggests that an aging-associated decrease in autophagy leads to the accumulation of toxic proteins and may result in aging-associated pathologies such as neurodegeneration.

Immunosenescence and COVID-19 in the Elderly

Potential for TORC1 inhibition to address decreased immune function associated with aging

TORC1 inhibition has been observed to enhance immune function in at least three independent preclinical studies to date, conducted by laboratories at the University of Michigan, Emory University and St. Jude Children’s Research Hospital, where administration of mTOR inhibitors improved immune response to influenza vaccination. Further, findings from these preclinical studies suggest that short-term treatment of aged animals with a TORC1 inhibitor can rejuvenate HSC function, increase the number of infection-fighting white blood cells, and increase longevity. resTORbio believes these findings suggest that TORC1 inhibition has the potential to improve immune function in elderly humans.

COVID-19 in the elderly

The reduced ability of the aging immune system to effectively detect and fight infections results in increased susceptibility of the elderly to RTIs, which, in turn negatively impacts such patients’ overall health and quality of life. resTORbio believes that decreasing the incidence of RTIs is a large unmet medical need in the elderly, particularly in subjects at an increased risk of RTI-related morbidity and mortality. resTORbio believes there is a significant unmet medical need for an innovative therapy to reduce the incidence of RTIs in the elderly for the following reasons:

•

The large and growing elderly population is particularly susceptible to morbidity and mortality from RTIs. The elderly represent the fastest growing population across the globe. In the United States, RTIs are the fifth leading cause of death in people age 85 and over and the seventh leading cause of death in people age 65 and over.

The COVID-19 pandemic has highlighted the dysfunction of the aging immune system, which contributes to the increased risk of viral RTIs in older adults. Given the elevated mortality of COVID-19 infections in older adults (Wu et al 2020), there is an urgent need to evaluate medicines that may prevent or ameliorate severe disease in these vulnerable patients. The COVID-19 pandemic also highlights the need for new therapies that enhance the function of the aging immune system and protect older adults from COVID-19.

•

The majority of RTIs are caused by viruses for which no available therapy exists. The majority of RTIs including COVID-19 are caused by viruses, most of which lack approved prophylactics or therapies, leaving physicians with few treatment options. Based on Center for Disease Control, or CDC, guidelines, vaccines are given to prevent influenza and pneumococcal infections. However, even if vaccinated, the elderly are less likely to develop sufficient protective immunity against influenza and pneumococcal infections due to immunosenescence. In addition, vaccines against most of the viral pathogens that cause RTIs including COVID-19 are not currently available. The following figure illustrates the specific pathogens detected in patients 80 years or older hospitalized with community-acquired pneumonia (Jain et al., 2015).

•

Antibiotics are often prescribed indiscriminately to treat RTIs, leading to potential side effects and contributing to growing antibiotic resistance. Antibiotics, which are ineffective against viruses, are often prescribed indiscriminately to treat RTIs, which may cause side effects related to antibiotic use and contribute to the growing global problem of antibiotic resistance. As antibiotic use is a primary driver of antibiotic resistance, resTORbio believes that reducing the incidence of RTIs in the elderly could also indirectly limit the rise of antibiotic-resistant bacteria. Furthermore, the elderly are at increased risk of antibiotic-related adverse events due to increased organ sensitivity, increased exposure due to changes in pharmacokinetics, and polypharmacy. According to a study conducted by McGill University, antibiotics have been linked to 17% of adverse drug-related events in the elderly who visit emergency departments. Antibiotic use can also lead to lethal superinfections such as C. difficile infections.

•

Lack of immunotherapy drugs to address RTIs. Ideally, an immunotherapy would enhance innate immunity to provide broad, acute and long-lasting protection against multiple pathogens. Currently, however, there are no approved immunotherapies to enhance innate immunity in the elderly. resTORbio believes RTB101 upregulates innate antiviral immunity and thereby may decrease the incidence or severity of viral RTIs such as COVID-19 in the elderly.

resTORbio’s TORC1 Program

Overview

In March 2017, resTORbio obtained a license from Novartis to the worldwide rights to RTB101 for all indications, and the rights to use everolimus in combination with RTB101 for all aging-related indications. RTB101 is an orally administered, small molecule, potent TORC1 inhibitor that binds to the active site of mTOR on the TORC1 complex, a mechanism known as catalytic inhibition. In contrast, rapalogs, such as everolimus or sirolimus, also orally administered small molecules, inhibit mTOR activity by changing the shape of TORC1, a mechanism known as allosteric inhibition, that is distinct from and synergistic with catalytic inhibition.

The downstream signaling cascade of TORC1 that resTORbio believes occurs in scenarios of baseline, RTB101 alone and RTB101 in combination with a rapalog, such as everolimus or sirolimus are pictured in the following figure.

resTORbio’s TORC1 program includes evaluation of RTB101 alone because resTORbio believes RTB101 monotherapy can effectively inhibit phosphorylation of multiple downstream signaling nodes of TORC1, including S6K, 4EBP1 and Ulk1, that are key drivers of TORC1 downstream activity. Decreased phosphorylation of S6K leads to decreased activity, while decreased phosphorylation of 4EBP1 and Ulk1 leads to increased activity. resTORbio believes RTB101 alone consistently inhibits more downstream signaling nodes of TORC1 than a rapalog, such as everolimus or sirolimus, alone. Therefore, resTORbio believes RTB101 alone has the potential to inhibit the targets downstream of TORC1 needed to induce autophagy and have disease modifying effects in PD as well as to alleviate levodopa-induced dyskinesia.

resTORbio’s TORC1 program also includes evaluation of RTB101 in combination with a rapalog, such as everolimus or sirolimus, as the combination of catalytic and allosteric inhibitors synergistically inhibit TORC1. resTORbio believes rapalogs, such as everolimus and sirolimus, may induce a conformation change in TORC1 that allows lower concentrations of RTB101 to inhibit TORC1. It was observed in preclinical in vitro studies that RTB101 and everolimus at the comparable doses that resTORbio is evaluating in resTORbio’s clinical trials synergistically inhibit S6K and 4EBP1 phosphorylation and induce autophagy. The synergy of RTB101 with everolimus or sirolimus, as measured by Bliss synergy scoring, was up to 150% in those studies. Bliss scores in excess of 30% are considered to be high. Preclinical and clinical data suggest that RTB101 monotherapy alone or in combination with sirolimus may achieve concentrations in the CNS sufficient to inhibit TORC1 and have potential therapeutic benefit in patients with neurodegenerative diseases such as PD. Accordingly, resTORbio’s TORC1 program includes evaluation of both RTB101 alone and in combination with a rapalog, such as everolimus or sirolimus.

Clinical Development of RTB101

RTB101 was previously in development for preventing clinically symptomatic respiratory illness in adults age 65 and older. On November 15, 2019, resTORbio announced that top line data from the PROTECTOR 1 Phase 3 study, evaluating the safety and efficacy of RTB101 in preventing clinically symptomatic respiratory illness in adults age 65 and older, did not meet its primary endpoint and that resTORbio has stopped the development of RTB101 for clinically symptomatic respiratory illness.

The prior Phase 2b and Phase 3 studies were randomized, double-blind, placebo-controlled clinical trials that assessed whether 16 weeks of once daily RTB101 treatment reduced the incidence of laboratory-confirmed respiratory tract infections (the Phase 2b primary endpoint) or the incidence of clinically symptomatic respiratory illness (the Phase 3 primary endpoint) in older adults during winter cold and flu season. The Phase 2b study enrolled 652 adults, 65 years of age and older, at increased risk of respiratory tract infection-related morbidity and mortality. The Phase 3 study enrolled 1,024 adults, 65 years of age and older, who did not smoke and did not have chronic obstructive pulmonary disease. Topline results from both trials have been disclosed previously.

A prespecified analysis of laboratory-confirmed RTI pathogens in both trials is shown in Figure 1A. A trend towards reduced number of coronavirus infections (OC43, NL63, HKU1, 229E) among older adults treated with RTB101 as compared to placebo was identified in both studies (Figure 1A). Posthoc analyses of causative pathogens associated with laboratory-confirmed RTIs with severe symptoms further identified a trend towards fewer coronavirus RTIs with severe symptoms (Figure 1B), and a reduction in the time to alleviation of moderate to severe coronavirus RTI symptoms among older adults treated with RTB101 as compared to placebo in both studies (Figure 1C).

Figure 1. Treatment with RTB101 10mg once daily is associated with a numerical decrease in the incidence and severity of coronavirus infections, and a reduced time to alleviation of moderate to severe coronavirus symptoms as compared to placebo.

A.	Laboratory-confirmed RTIs

B.	Laboratory-confirmed RTIs with severe symptoms

C.	Time to alleviation of moderate and severe symptoms among patients with laboratory-confirmed Coronavirus infection

Phase 2b

Phase 3

Phase 2b & 3, pooled

Ongoing Phase 2b/3a Clinical Development

resTORbio is conducting a randomized, double-blind, placebo-controlled study to evaluate whether prophylaxis with RTB101 as compared to placebo reduces the severity of laboratory-confirmed COVID-19 in adults 65 years of age and older who reside in a nursing home in which one or more residents or staff have developed laboratory-confirmed COVID-19. The FDA-approved primary endpoint for the study is the percentage of subjects who develop laboratory-confirmed COVID-19 with protocol-defined progressive symptoms or are hospitalized or die through four weeks of study drug treatment. Approximately 550 subjects are expected to enroll in the study. Subjects will be randomized 1:1 to RTB101 10 mg once daily or matching placebo once daily. As of August 4, 2020, sixteen (16) subjects have been randomized to receive RTB101 10 mg once daily or matching placebo. The study is conducted in collaboration with Investigators at Brown University’s Schools of Medicine and Public Health and Insight Therapeutics, LLC, and in certain nursing homes within the Genesis Healthcare system, where patients will be provided the opportunity to volunteer and participate in the study.

Other Potential Indications for resTORbio’s TORC1 Program

Neurodegenerative Diseases and Parkinson’s Disease in the Elderly

Potential for TORC1 inhibition to ameliorate levodopa-induced dyskinesia and to be neuroprotective in Parkinson’s disease patients

Preclinical studies of RTB101 in rodent models of PD conducted by third parties have shown that mTOR inhibition can induce autophagy, reduce α-synuclein accumulation and decrease neuronal cell death. Therefore, resTORbio believes induction of autophagy with RTB101 alone or in combination with a rapalog has the potential to be a disease modifying therapy in PD. Moreover, inhibition of TORC1 may have additional benefit in PD patients by alleviating levodopa-induced dyskinesia, or LID. LID is a distressing side-effect of levodopa treatment that causes patients to experience involuntary movements. Polymorphisms in the mTOR gene in patients with PD have been linked to increased susceptibility to developing LID. In preclinical PD models, inhibition of TORC1 activity has been shown to alleviate LID symptoms. Together, these data suggest that TORC1 inhibition may be beneficial to PD patients both for prevention of disease progression, by virtue of direct effects on autophagy in the brain, and for amelioration of secondary symptoms created by treatment with levodopa, the mainstay of current therapy.

Parkinson’s disease

PD is a progressive neurodegenerative disease that affects approximately 7.5 million people worldwide. The incidence of PD increases rapidly in people 60 years of age and older, with a mean age at diagnosis of 70.5 years. Patients with PD develop shaking, rigidity, slowness of movement and difficulty walking. PD may be attributed in part to neuronal damage caused by the accumulation in brain cells of abnormal aggregates, in the case of PD, containing the protein α-synuclein. Preclinical studies in mouse models of PD have shown that mTOR inhibition can induce autophagy, reduce α-synuclein accumulation and decrease neuronal cell death. Therefore, induction of autophagy with RTB101 alone or in combination with a rapalog may have therapeutic benefit for patients with PD.

Phase 1b/2a Clinical Development

In April of 2019, resTORbio initiated a Phase 1b/2a clinical trial of RTB101 alone or in combination with sirolimus in Parkinson’s Disease, or PD. PD is a progressive neurodegenerative disease that affects approximately 7.5 million people worldwide. The multicenter, 2:1 randomized, double-blind, placebo-controlled Phase 1b/2a trial is evaluating the safety and tolerability of RTB101 alone or in combination with escalating doses of sirolimus (2 mg, 4 mg and 6 mg) once weekly for 4 weeks in patients with PD. To date, patients have been enrolled in four cohorts and dosed once weekly with 300 mg of RTB101 alone, 2 mg of sirolimus alone, or a combination of 300 mg RTB101 and 2 mg and 4 mg of sirolimus. Results of an interim study analysis indicated that the dosing regimens were well tolerated and RTB101 300 mg once weekly was observed to cross the blood brain barrier. Sirolimus was not detected in the CSF. In April 2020, resTORbio announced that it postponed enrollment in the fifth cohort as a consequence of the COVID-19 level 4 alert in New Zealand, where all non-essential services have been closed and people have been instructed to stay home. Enrollment of four of the five planned once-weekly dosing arms of RTB101 300 mg, sirolimus 2 mg, RTB101 300 mg in combination with sirolimus 2 mg, and RTB101 300 mg in combination with sirolimus 4 mg has been completed. resTORbio plans to analyze the data from the four completed dosing arms and data from the four completed cohorts is expected by mid-2020. Notwithstanding the foregoing, on April 30, 2020, resTORbio elected to terminate the study and have no plans to dose patients in the fifth dosing arm. Given resTORbio’s planned merger with Adicet, resTORbio currently has no plans to initiate additional studies for PD.

resTORbio Intellectual Property

resTORbio strives to protect the proprietary technologies that it believes are important to resTORbio’s business, including seeking and maintaining patent protection intended to cover the composition of matter of its product candidates, including RTB101, their methods of use, related technology, and other inventions that are important to its business. resTORbio licensed a patent portfolio of ten patent families from Novartis. Please see the section entitled “resTORbio Business—License Agreement with Novartis” beginning on page 263 of this proxy statement/prospectus/information statement.

As of August 4, 2020, one family within this patent portfolio covering compositions of matter of RTB101 has 45 issuances in 34 countries; and has six pending applications in five countries and are expected to expire in 2026. resTORbio’s issued patents and pending applications with respect to RTB101 are expected to expire in 2031 or 2032, (depending on eligibility for patent term extension or supplementary protection). Additional pending applications are expected to expire between 2034 and 2039, exclusive of possible patent term adjustments or extensions.

In addition to patent protection, resTORbio relies on trade secrets and confidentiality agreements to protect resTORbio’s technology, know-how and other aspects of resTORbio’s business that are not amenable to, or that resTORbio does not consider appropriate for, patent protection.

resTORbio’s success will depend significantly on its ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions, and know-how related to resTORbio’s business, defend and enforce the patents resTORbio owns or controls, maintain its licenses to use intellectual property owned by third parties, preserve the confidentiality of its trade secrets, and operate without infringing the valid and enforceable patents and other proprietary rights of third parties.

The patent positions of biopharmaceutical companies like resTORbio are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Consequently, resTORbio does not know whether any of resTORbio’s product candidates will be protectable or remain protected by enforceable patents. resTORbio cannot predict whether the patent applications resTORbio is currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that resTORbio holds or control may be challenged, circumvented or invalidated by third parties.

License Agreement with Novartis

In March 2017, resTORbio entered into a license agreement with Novartis, pursuant to which resTORbio was granted an exclusive, field-restricted, worldwide license to certain intellectual property rights owned or controlled by Novartis, including patents, patent applications, proprietary information, know-how and other intellectual property, to develop, commercialize and sell one or more therapeutic products comprising RTB101 alone or RTB101 and everolimus in a fixed dose combination. Under the license agreement, resTORbio has been licensed a patent portfolio of ten patent families directed to composition of matter of RTB101 and its salts, formulations of everolimus and methods of using RTB101 and everolimus to enhance the immune response among others. These families include certain granted patents and pending patent applications in the United States and foreign jurisdictions, including Canada, the United Kingdom, Germany, France, Italy, Spain, Russia, Japan, Korea and China. Patents in these families will begin expiring in 2026, subject to possible patent term extensions. resTORbio believes that patent term extension and the potential grant of certain pending patent applications may provide exclusivity for RTB101 and RTB101 in combination with everolimus until 2039 in the United States and the major European markets.

The exclusive field for RTB101 is for the treatment, prevention and diagnosis of diseases and other conditions in all indications in humans and animals. With respect to the fixed dose combination of RTB101 and everolimus, the exclusive field of use is for any indication in humans related to the improvement in immune function or immunosenescence in the elderly, the reduction of infection frequency, severity, duration, health care resource utilization, hospitalization, morbidity or mortality, or the treatment of infections, the reduction of pulmonary disease exacerbation frequency, severity, or related hospitalization, the enhancement of therapeutic or prophylactic benefits of vaccines, or any aging-related disease, excluding in each case the application of everolimus in connection with organ transplantation, oncology, immune-oncology or in the cardiac stent field. Novartis has agreed not to enforce any rights to improvements related to RTB101 developed after the effective date in connection with the exercise of resTORbio’s rights under this agreement. In addition, resTORbio has agreed to grant back to Novartis for use outside of the exclusive fields any improvements related to everolimus that resTORbio develops after the effective date.

resTORbio is required to use commercially reasonable efforts to develop and commercialize at least one product in the field in at least one major market, which includes the United States, Japan and certain identified countries in Europe.

As initial consideration for the license, resTORbio issued NIBR 2,587,992 shares of resTORbio’s Series A preferred stock.

As additional consideration for the license, resTORbio is required to pay up to an aggregate of $4.3 million upon the satisfaction of clinical milestones, up to an aggregate of $24 million upon the satisfaction of regulatory milestones for the first indication approved, and up to an aggregate of $18 million upon the satisfaction of regulatory milestones for the second indication approved. In addition, resTORbio is required to pay up to an aggregate of $125 million upon the satisfaction of commercial milestones, based on the amount of annual net sales. resTORbio is also required to pay tiered royalties ranging from a mid-single digit percentage to a low-teen digit percentage on annual net sales of products. These royalty obligations last on a product-by-product and country-by-country basis until the latest of (i) the expiration of the last valid claim of a Novartis patent covering a subject product, (ii) the expiration of any regulatory exclusivity for the subject product in a country, or (iii) the 10th anniversary of the first commercial sale of the product in the country, and are subject to a reduction after the expiration of the last valid claim of a Novartis patent or the introduction of a generic equivalent of a product in a country. In addition, if resTORbio sublicenses the rights under the license agreement, resTORbio is required to pay a certain percentage of the sublicense revenue to Novartis.

Either resTORbio or Novartis may terminate the license agreement if the other party commits a material breach and fails to cure such breach within 60 days after written notice. Novartis may terminate the license agreement upon resTORbio’s bankruptcy, insolvency, dissolution or winding up. In addition, Novartis may partially terminate the license agreement with respect to everolimus if resTORbio fails or ceases to use commercially reasonable efforts to research, develop and commercialize a product utilizing everolimus for a period of three years, provided that resTORbio’s license related to RTB101 and Novartis’s license to resTORbio’s improvements related to everolimus will continue. In addition, resTORbio may terminate the license agreement, with or without cause, in its entirety or on a product-by-product or country-by-country basis, upon 60 days’ prior written notice.

Sales and Marketing

resTORbio holds worldwide commercialization rights to resTORbio’s product candidates. resTORbio does not have its own marketing, sales or distribution capabilities. In order to commercialize resTORbio’s product candidate if approved for commercial sale, resTORbio must either develop a sales and marketing infrastructure or collaborate with third parties that have sales and marketing experience.

In addition, pursuant to the CVR agreement, Adicet (as successor in interest to resTORbio) has agreed to use commercially reasonable efforts to through September 30, 2021 reasonably support Finder (as such term is defined in the CVR Agreement) to identify one or more partners and negotiate a CVR Commercial Agreement (as such term is defined in the CVR Agreement) with such partner for the commercialization of RTB101 for a COVID-19 related indication, subject to certain limitations contained in the CVR agreement

Manufacturing

RTB101 and rapalogs, such as everolimus or sirolimus, are small molecules that can be manufactured using commercially available technologies. resTORbio acquired data from Novartis related to the chemical synthesis and manufacturing of RTB101, which is currently being manufactured by a single contract manufacturing organization, and are outsourcing the manufacturing of rapalogs, such as everolimus or sirolimus.

resTORbio believes there are multiple sources for all of the materials required for the manufacture of resTORbio’s product candidates. resTORbio’s manufacturing strategy enables resTORbio to more efficiently direct financial resources to the research, development, and commercialization of product candidates rather than diverting resources to internally develop manufacturing facilities.

Manufacturing of any product candidate is subject to extensive regulations that impose various procedural and documentation requirements, which govern recordkeeping, manufacturing processes and controls, personnel, quality control and quality assurance, among others. resTORbio expects that all of its contract manufacturing organizations will manufacture RTB101 under current Good Manufacturing Practice, or cGMP, conditions. cGMP is a regulatory standard for the production of pharmaceuticals to be used in humans.

Competition

resTORbio considers Navitor Pharmaceuticals, Inc., or Navitor, to be resTORbio’s most direct competitor in developing novel therapeutics targeting TORC1 for aging-related diseases. However, Navitor’s clinical TORC1 candidate is a TORC1 activator that is in Phase 1 clinical trials for treatment-resistant depression. resTORbio is aware of multiple other allosteric and catalytic mTOR inhibitors in development by other companies. resTORbio is not aware of any TORC1 inhibitors with TORC1 selectivity comparable to resTORbio’s product candidate, RTB101, being commercially developed.

resTORbio is aware of other companies that are potential competitors for prevention or treatment of COVID-19, including but not limited to Gilead Sciences, Inc., Moderna, Inc., Novartis AG, Pfizer Inc., BioNTech, Amgen, Altimmune, CytoDyn Inc., GlaxoSmithKline, Heat Biologics Inc., Inovio Pharmaceuticals Inc., Johnson & Johnson, Novavax Inc., Regeneron Pharmaceuticals Inc., Sanofi, Takeda Pharmaceutical Co. Ltd., Vaxart Inc., and Vir Biotechnology Inc.

resTORbio is also aware of other companies seeking to develop treatments to prevent or treat aging-related diseases through biological pathways unrelated to mTOR inhibition, including Calico Life Sciences LLC, or Calico, and UNITY Biotechnology, Inc., or Unity. Calico has not yet disclosed any pipeline candidates, and Unity’s most advanced candidate, based on publicly disclosed information, is in Phase 1 clinical trials for osteoarthritis. Hence, resTORbio believes that resTORbio currently has the most clinically advanced program based on the stage of development of resTORbio’s competitors’ programs.

resTORbio is aware of other companies that are potential competitors for prevention or treatment of aging-associated pathologies such as neurodegeneration. Companies pursuing prevention or treatment of aging-associated pathologies such as neurodegeneration in PD include: Denali Therapeutics, Inc., Acorda Therapeutics, Inc., Prothena Biosciences, Inc., Takeda Pharmaceutical Company (formerly Shire plc), Affiris AG, Biogen Inc., Inflazome Ltd., Casma Therapeutics, Inc., Neuropore Therapies, Inc., Caraway Therapeutics, Inc. (previously called Rheostat Therapeutics), Selphagy Therapeutics Inc., and others. Companies pursuing treatments for levodopa-induced dyskinesia in PD, including but not limited to: VistaGen Therapeutics, Inc., Prilienia Therapeutics, Inc., IRLAB Therapeutics AB, Neurolixis Inc, and others.

Drug development is highly competitive and subject to rapid and significant technological advancements. resTORbio’s ability to compete will significantly depend upon resTORbio’s ability to complete necessary clinical trials and regulatory approval processes, and effectively market any drug that resTORbio may successfully develop. resTORbio’s current and potential future competitors may include pharmaceutical and biotechnology companies, academic institutions and government agencies. The primary competitive factors that will affect the commercial success of any product candidate for which resTORbio may receive regulatory approval include efficacy, safety and tolerability profile, dosing convenience, price, formulary coverage and reimbursement. resTORbio’s existing or potential future competitors may have substantially greater financial, technical and human resources than resTORbio does and significantly greater experience in the discovery and development of product candidates, as well as in obtaining regulatory approvals of those product candidates in the United States and in foreign countries. resTORbio’s current and potential future competitors may also have significantly more experience commercializing drugs that have been approved for marketing. Mergers and acquisitions in the pharmaceutical and biotechnology industries could result in even more resources being concentrated among a small number of resTORbio’s competitors.

Accordingly, resTORbio’s competitors may be more successful than resTORbio in obtaining regulatory for therapies and in achieving widespread market acceptance of their drugs. It is also possible that the development of a more effective treatments by a competitor could render resTORbio’s product candidate non-competitive or obsolete or reduce the demand for resTORbio’s product candidate before resTORbio can recover development and commercialization expenses.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Review and Approval of Drugs in the United States

In the United States, the FDA regulates drugs primarily under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. The failure to comply with applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice or other governmental entities. In addition, an applicant may need to recall a product.

An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

•	completion of nonclinical, or preclinical, laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an IND, which must take effect before human clinical trials may begin;

•	approval by an independent Institutional Review Board, or IRB, representing each clinical site before each clinical trial may be initiated at that site;

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performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCP, to establish the safety and efficacy of the proposed drug product for each indication;

•	preparation and submission to the FDA of a new drug application, or NDA, and payment of user fees;

•	review of the product by an FDA advisory committee, where appropriate or if applicable;

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satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;

•	FDA review and approval of the NDA; and

•	compliance with any post-approval requirements, including Risk Evaluation and Mitigation Strategies, or REMS, and post-approval studies required by the FDA.

Preclinical Studies

Before an applicant begins testing a compound in humans, the drug candidate enters the preclinical testing stage. Preclinical studies include laboratory evaluation of the purity and stability of the manufactured drug substance or active pharmaceutical ingredient and the formulated drug or drug product, as well as in vitro and animal studies to assess the safety and activity of the drug for initial testing in humans and to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted.

The IND and IRB Processes

An IND is an exemption from the FDCA that allows an unapproved drug to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer such investigational drug to humans. Such authorization must be secured prior to interstate shipment and administration of the investigational drug. In an IND, applicants must submit a protocol for each clinical trial and any subsequent protocol amendments. In addition, the results of the preclinical tests, manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. The FDA requires a 30-day waiting period after the filing of each IND before clinical trials may begin. At any time during this 30-day period, the FDA may raise concerns or questions about the conduct of the trials as outlined in the IND and impose a clinical hold. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin.

Following commencement of a clinical trial under an IND, the FDA may also place a clinical hold or partial clinical hold on that trial. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. No more than 30 days after imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor a written explanation of the basis for the hold.

Following issuance of a clinical hold or partial clinical hold, an investigation may only resume after the FDA has notified the sponsor that the investigation may proceed. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise satisfying the FDA that the investigation can proceed.

A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all FDA IND requirements must be met unless waived. When the foreign clinical study is not conducted under an IND, the sponsor who wishes to rely upon it in support of its NDA must ensure that the study is conducted in accordance with GCP, including review and approval by an independent ethics committee, or IEC, and informed consent from subjects. The GCP requirements are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical studies, as well as the quality and integrity of the resulting data. FDA must also be able to validate the data from the study through an on-site inspection if necessary.

In addition to the foregoing IND requirements, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review of the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access that only the group maintains to available data from the study. Suspension or termination of development during any phase of clinical trials can occur if it is determined that the subjects or patients are being exposed to an unacceptable health risk. Other reasons for suspension or termination may be made by resTORbio based on evolving business objectives and/or competitive climate.

Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on its ClinicalTrials.gov website.

Human Clinical Trials in Support of an NDA

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the inclusion and exclusion criteria, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

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Phase 1. The drug is initially introduced into healthy human subjects or, in certain indications such as cancer, patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

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Phase 2. The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

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Phase 3. The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product and to provide adequate information for the labeling of the product.

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Phase 4. Post-approval studies may be conducted after initial regulatory approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug; and any clinically important increase in the case of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

A manufacturer of an investigational drug for a serious disease or condition is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for individual patient access to such investigational drug. This requirement applies on the earlier of the first initiation of a Phase 2 or Phase 3 trial of the investigational drug or, as applicable, 15 days after the drug receives a designation as a breakthrough therapy, fast track product, or regenerative advanced therapy.

Concurrent with clinical trials, companies often complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the applicant must develop methods for testing the identity, strength, quality, purity, and potency of the final drug. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

Review of an NDA by the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most NDAs is additionally subject to an application user fee, currently exceeding $2.9 million in fiscal year 2020 for applications requiring clinical data, and an annual prescription drug program fee exceeding $325,000 in fiscal year 2020. These fees are typically increased annually. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for drugs with orphan designation.

The FDA conducts a preliminary review of an NDA within 60 days of its receipt, before accepting the NDA for filing, to determine whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs. Applications for drugs containing novel active moieties are meant to be reviewed within ten months from the date of filing, and applications for “priority review” products containing novel active moieties are meant to be reviewed within six months of filing. The review process may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections may cover all facilities associated with an NDA submission, including drug component manufacturing (such as active pharmaceutical ingredients), finished drug product manufacturing, and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications.

In addition, as a condition of approval, the FDA may require an applicant to develop a REMS. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events, and whether the product is a new molecular entity. REMS can include medication guides, physician communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU may include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The FDA may require a REMS before approval or post-approval if it becomes aware of a serious risk associated with use of the product. The requirement for a REMS can materially affect the potential market and profitability of a product.

The FDA is required to refer an application for a novel drug to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Fast Track, Breakthrough Therapy, and Priority Review

The FDA has a number of programs intended to facilitate and expedite development and review of new drugs if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. Three of these programs are referred to as fast track designation, breakthrough therapy designation, and priority review designation.

Specifically, the FDA may designate a product for Fast Track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For Fast Track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a Fast Track product’s application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a Fast Track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a Fast Track application does not begin until the last section of the application is submitted. In addition, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Second, a product may be designated as a Breakthrough Therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to Breakthrough Therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.

Third, the FDA may designate a product for priority review if it is a product that treats a serious or life-threatening disease or condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months.

Accelerated Approval Pathway

The FDA may grant accelerated approval to a product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Products granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a product, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a product.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly.

The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, could result in the FDA’s withdrawal of the approval and require the withdrawal of the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

The FDA’s Decision on an NDA

On the basis of the FDA’s evaluation of the NDA and accompanying information, including the results of the inspection of the manufacturing facilities and select clinical trial sites, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety or effectiveness after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, many changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are annual program fee requirements for certain marketed products.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the NDA holder and any third-party manufacturers that the NDA holder may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or voluntary product recalls;

•	fines, warning or untitled letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or withdrawal of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs generally may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Hatch-Waxman Amendments

Section 505 of the FDCA describes three types of marketing applications that may be submitted to the FDA to request marketing authorization for a new drug. A Section 505(b)(1) NDA is an application that contains full reports of investigations of safety and efficacy. A 505(b)(2) NDA is an application that contains full reports of investigations of safety and efficacy but where at least some of the information required for approval comes from investigations that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. This regulatory pathway enables the applicant to rely, in part, on the FDA’s prior findings of safety and efficacy for an existing product, or published literature, in support of its application. Section 505(j) establishes an abbreviated approval process for a generic version of approved drug products through the submission of an Abbreviated New Drug Application, or ANDA. An ANDA provides for marketing of a generic drug product that has the same active ingredients, dosage form, strength, route of administration, labeling, performance characteristics and intended use, among other things, to a previously approved product, known as a reference listed drug, or RLD. ANDAs are termed “abbreviated”

because they are generally not required to include preclinical (animal) and clinical (human) data to establish safety and efficacy. Instead, generic applicants must scientifically demonstrate that their product is bioequivalent to, or performs in the same manner as, the innovator drug through in vitro, in vivo, or other testing. The generic version must deliver the same amount of active ingredients to the site of drug action in the same amount of time as the innovator drug and can often be substituted by pharmacists under prescriptions written for the reference listed drug.

Non-Patent Exclusivity

Under the Hatch-Waxman Amendments, the FDA may not approve (or in some cases accept) an ANDA or 505(b)(2) application until any applicable period of non-patent data exclusivity for the RLD has expired. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity, or an NCE. For the purposes of this provision, an NCE is a drug that contains no active moiety that has previously been approved by the FDA in any other NDA. An active moiety is the molecule or ion responsible for the physiological or pharmacological action of the drug substance. In cases where such NCE exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, which states the proposed generic drug will not infringe one or more of the already approved product’s listed patents or that such patents are invalid or unenforceable, in which case the applicant may submit its application four years following the original product approval.

The FDCA also provides for a period of three years of exclusivity for non-NCE drugs if the NDA or a supplement to the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application or supplement. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication, but it generally would not protect the original, unmodified product from generic competition. Unlike five-year NCE exclusivity, an award of three-year exclusivity does not block the FDA from accepting ANDAs seeking approval for generic or versions of the drug as of the date of approval of the original drug product; it only prevents FDA from approving such ANDAs.

Hatch-Waxman Patent Certification and the 30-Month Stay

In seeking approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Upon approval, each of the patents listed by the NDA sponsor is published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Upon submission of an ANDA or 505(b)(2) NDA, an applicant is required to certify to the FDA concerning any patents for the RLD required to be listed in the Orange Book that:

•	no patent information on the drug product that is the subject of the application has been submitted to the FDA;

•	such patent has expired;

•	the date on which such patent expires; or

•	such patent is invalid, unenforceable or will not be infringed upon by the manufacture, use, or sale of the drug product for which the application is submitted.

Generally, the ANDA or 505(b)(2) NDA cannot be approved until all listed patents have expired, except where the ANDA or 505(b)(2) NDA applicant is not seeking approval of a use covered by the patent or the ANDA or 505(b)(2) applicant challenges a listed patent through the last type of certification, also known as a paragraph IV certification. If an applicant indicates that it is not seeking approval of a method of use covered by a patent, that method of use will not delay approval of the ANDA or 505(b)(2). If the applicant otherwise does not challenge the listed patents, the ANDA or 505(b)(2) NDA application will not be approved until all of the listed patents claiming the referenced product have expired. If the ANDA or 505(b)(2) NDA applicant has provided a paragraph IV certification the applicant must send notice of the paragraph IV certification to the NDA and patent holders once the application has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the paragraph IV certification. If the paragraph IV certification is challenged by an NDA holder or the patent owner(s) asserts a patent challenge to the paragraph IV certification within 45 days of receiving the notice, the FDA may not approve that application until the earlier of 30 months from the receipt of the notice of the paragraph IV certification, the expiration of the patent, when the infringement case concerning each such patent was favorably decided in the applicant’s favor or settled, or such shorter or longer period as may be ordered by a court. This prohibition is generally referred to as the 30-month stay. In instances where an ANDA or 505(b)(2) NDA applicant files a paragraph IV certification, the NDA holder or patent owner(s) regularly take action to trigger the 30-month stay, recognizing that the related patent litigation may take many months or years to resolve. Thus, approval of an ANDA or 505(b)(2) application could be delayed for a significant period of time depending on the patent certification the applicant makes and the reference drug sponsor’s decision to initiate patent litigation. If the drug has NCE exclusivity and the ANDA or 505(b)(2) application is submitted four years after approval, the 30-month stay is extended so that it expires 7 1/2 years after approval of the innovator drug, unless the patent expires or there is a decision in the infringement case that is favorable to the ANDA applicant before then.

Pediatric Studies and Exclusivity

Under the Pediatric Research Equity Act of 2003, as amended, an NDA or supplement thereto for a drug with certain innovative features (e.g., new active ingredient, new indication, new dosage form) must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Generally, the pediatric data requirements do not apply to products with orphan designation.

Pediatric exclusivity is another type of non-patent exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of certain existing non-patent exclusivity periods, including orphan exclusivity. This six-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data within certain time periods. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application after expiration of a patent.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting an NDA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product with orphan status receives the first FDA approval for the drug for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will receive orphan product exclusivity. Orphan product exclusivity means that the FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances. Competitors may receive approval of different products for the indication for which the orphan product has exclusivity and may obtain approval for the same product but for a different indication. If a drug or drug product designated as an orphan product ultimately receives regulatory approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity.

Patent Term Restoration and Extension

A patent claiming a new drug product may be eligible for a limited patent term extension under the Hatch-Waxman Amendments, which permits a patent term restoration of up to five years for patent term lost during product development and the FDA regulatory review. The restoration period granted is typically one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question and within 60 days of drug approval. A patent that covers multiple drugs for which approval is sought can only be extended in connection with one of the approvals. The U.S. Patent and Trademark Office reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

Review and Approval of Medicinal Products in the European Union

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the European Union generally follows the same lines as in the United States, although the approval of a medicinal product in the United States is no guarantee of approval of the same product in the European Union, either at all or within the same timescale as approval may be granted in the United States. It entails satisfactory completion of preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication. It also requires the submission to the relevant competent authorities of a marketing authorization application, or MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the European Union.

Clinical Trial Approval

The Clinical Trials Directive 2001/20/EC, the Directive 2005/28/EC on GCP, and the related national implementing provisions of the individual EU Member States govern the system for the approval of clinical trials in the European Union. Under this system, an applicant must obtain prior approval from the competent national authority of the EU Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the competent ethics committee has issued a favorable opinion in relation to the trial. The clinical trial application must be accompanied by, among other documents, an investigational medicinal product dossier (the Common Technical Document) with supporting information prescribed by Directive 2001/20/EC, Directive 2005/28/EC, where relevant the implementing national provisions of the individual EU Member States and further detailed in applicable guidance documents.

In April 2014, the new Clinical Trials Regulation, (EU) No 536/2014 (Clinical Trials Regulation) was adopted. The Regulation is anticipated to come into effect in 2020. The Clinical Trials Regulation will be directly applicable in all the EU Member States (meaning that no national implementing legislation will be required in each Member State, as is the case for Directives), repealing the current Clinical Trials Directive 2001/20/EC. Conduct of all clinical trials performed in the European Union will continue to be bound by currently applicable provisions until the new Clinical Trials Regulation becomes applicable. The extent to which ongoing clinical trials will be governed by the Clinical Trials Regulation will depend on when the Clinical Trials Regulation becomes applicable and on the duration of the individual clinical trial. If a clinical trial continues for more than three years from the day on which the Clinical Trials Regulation becomes applicable the Clinical Trials Regulation will at that time begin to apply to the clinical trial.

The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the regulation include: a streamlined application procedure via a single entry point, the “EU portal”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted (Member States concerned), although the Part 1 review process will be led by the “reporting Member State”, which shall be proposed by the sponsor of the proposed clinical trial. Part II is assessed separately by each Member State concerned. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the concerned EU Member State. However, overall related timelines will be defined by the Clinical Trials Regulation.

Marketing Authorization

To obtain a marketing authorization for a product under European Union regulatory systems, an applicant must submit an MAA either under a centralized procedure administered by the European Medicines Agency, or EMA, or one of the procedures administered by competent authorities in the EU Member States (the decentralized procedure, the national procedure or the mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the European Union. Regulation (EC) No 1901/2006 provides that prior to obtaining a marketing authorization in the European Union, applicants have to demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted (1) a product-specific waiver, (2) a class waiver or (3) a deferral for one or more of the measures included in the PIP.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all EU Member States and three of the four European Free Trade Association, or EFTA, States, Iceland, Liechtenstein and Norway. Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of HIV or AIDS, cancer, diabetes, neurodegenerative diseases, auto-immune and other immune dysfunctions and viral diseases. For those products for which the use of the centralized procedure is not mandatory, applicants may elect to use the centralized procedure where either the product contains a new active substance indicated for the treatment of other diseases or where the applicant can show that the product constitutes a significant therapeutic, scientific or technical innovation, and or for which a centralized process is in the interest of patients at EU level.

Under the centralized procedure, the Committee for Medicinal Products for Human Use, or the CHMP, established at the EMA is responsible for conducting the initial assessment of a product, specifically whether a medicine meets the required quality, safety and efficacy requirements, and whether the product has a positive benefit/risk profile. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA is 210 days from the receipt of a valid MAA, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Clock stops may extend the timeframe of evaluation of an MAA considerably beyond 210 days. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. If the CHMP accepts such request, the timeframe of 210 days will be reduced to 150 days (excluding clock stops), but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. At the end of this period, the CHMP provides a scientific opinion on whether or not a marketing authorization should be granted in relation to a medicinal product. Within 67 days from the date of the CHMP Opinion, the European Commission will adopt its final decision on the marketing authorization application.

Unlike the centralized authorization procedure, the decentralized marketing authorization procedure requires a separate application to, and leads to separate approval by, the competent authorities of each EU Member State in which the product is to be marketed. This application is identical to the application that would be submitted to the EMA for authorization through the centralized procedure. The reference EU Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the concerned EU Member States who, within 90 days of receipt, must decide whether to approve the assessment report and related materials. If a concerned EU Member State cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the European Commission, whose decision is binding on all EU Member States.

The mutual recognition procedure similarly is based on the acceptance by the competent authorities of the EU Member States of the marketing authorization of a medicinal product by the competent authorities of other EU Member States. The holder of a national marketing authorization may submit an application to the competent authority of an EU Member State requesting that this authority recognize the marketing authorization delivered by the competent authority of another EU Member State.

Regulatory Data Protection in the European Union

In the European Union, innovative medicinal products approved on the basis of a complete independent data package qualify for eight years of data exclusivity upon grant of a marketing authorization and an additional two years of market exclusivity pursuant to Directive 2001/83/EC. Regulation (EC) No 726/2004 repeats this entitlement for medicinal products authorized in accordance the centralized authorization procedure. Data exclusivity prevents applicants for authorization of generics of these innovative products from referencing the innovator’s data to assess a generic (abbreviated) application for a period of eight years. During an additional two-year period of market exclusivity, a generic marketing authorization application can be submitted and authorized, and the innovator’s data may be referenced, but no generic medicinal product can be placed on the European Union market until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Periods of Authorization and Renewals

A marketing authorization has an initial validity for five years in principle. The marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the EU Member State. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least nine months before the marketing authorization ceases to be valid. The European Commission or the competent authorities of the EU Member States may decide, on justified grounds relating to pharmacovigilance, to proceed with one further five-year period of marketing authorization. Once subsequently definitively renewed, the marketing authorization shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the European Union market (in case of centralized procedure) or on the market of the authorizing EU Member State within three years after authorization ceases to be valid (the so-called sunset clause).

Regulatory Requirements after a Marketing Authorization has been Obtained

In case an authorization for a medicinal product in the European Union is obtained, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. These include:

•	Compliance with the European Union’s stringent pharmacovigilance or safety reporting rules must be ensured. These rules can impose post-authorization studies and additional monitoring obligations.

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The manufacturing of authorized medicinal products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the applicable European Union laws, regulations and guidance, including Directive 2001/83/EC, Directive 2003/94/EC, Regulation (EC) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice. These requirements include compliance with European Union cGMP standards when manufacturing medicinal products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the European Union with the intention to import the active pharmaceutical ingredients into the European Union.

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The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs, are strictly regulated in the European Union notably under Directive 2001/83/EC, as amended, and EU Member State laws. The advertising of prescription-only medicines to the general public is not permitted in the European Union.

Brexit and the Regulatory Framework in the United Kingdom

On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union (commonly referred to as “Brexit”). Thereafter, on March 29, 2017, the country formally notified the European Union of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. The United Kingdom formally left the European Union on January 31, 2020. A transition period began on February 1, 2020, during which European Union pharmaceutical law remains applicable to the United Kingdom. This transition period is due to end on December 31, 2020. Since the regulatory framework for pharmaceutical products in the United Kingdom covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from European Union directives and regulations, Brexit could materially impact the future regulatory regime which applies to products and the approval of product candidates in the United Kingdom. It remains to be seen how Brexit will impact regulatory requirements for product candidates and products in the United Kingdom.

Healthcare Law and Regulation

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of drug products that are granted regulatory approval. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, reporting of payments to physicians and teaching hospitals and patient privacy laws and regulations and other healthcare laws and regulations that may constrain resTORbio’s business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid; a person or entity need not have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation; in addition, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

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the federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious or fraudulent; knowingly making a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and its implemented regulations, which created additional federal criminal laws that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, or the Affordable Care Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or CMS, within the United States Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners;

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers; and

•	European Privacy Laws including the General Data Protection Regulation and the E-Privacy Directive (2002/58/EC), and the national laws implementing or supplementing each of them.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures and pricing information. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

In the event one of resTORbio’s product candidates becomes commercial, it is possible that governmental authorities could conclude that resTORbio’s business practices may not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If resTORbio’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to resTORbio, resTORbio may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, disgorgement, exclusion from government funded healthcare programs, such as Medicare and Medicaid, integrity and oversight agreements to resolve allegations of non-compliance, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of resTORbio’s operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. If any of the physicians or other healthcare providers or entities with whom resTORbio expects to do business is found to be not in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, all affect resTORbio’s business. These and other laws govern resTORbio’s use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, resTORbio’s operations. If resTORbio’s operations result in contamination of the environment or expose individuals to hazardous substances, resTORbio could be liable for damages and governmental fines. resTORbio believes that resTORbio is in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on resTORbio’s business. resTORbio cannot predict, however, how changes in these laws may affect resTORbio’s future operations.

GDPR and EU Privacy Law Reform

In the EU, Regulation 2016/679, known as the General Data Protection Regulation, or GDPR, replaced the EU Data Protection Directive on May 25, 2018. The GDPR introduced new data protection requirements in the European Union, as well as potential fines for noncompliance of up to the greater of €20 million or 4% of annual global revenue. The regulation imposes numerous requirements regarding the collection, use and disclosure of personal information, including: stringent requirements relating to data subject consent; what information must be shared with data subjects regarding how their personal information is used; the obligation to notify regulators and affected individuals of personal data breaches; extensive new internal privacy governance obligations; and obligations to honor expanded rights of individuals in relation to their personal information (e.g., the right to access, correct and delete their data). In addition, the GDPR includes restrictions on cross border data transfer. The GDPR increases the responsibility and liability of pharmaceutical companies in relation to processing personal data, and companies may be required to put in place additional mechanisms to ensure compliance with the new EU data protection rules. Further, Brexit has created uncertainty with regard to the status of the United Kingdom as an ‘adequate country’ for the purposes of data transfers outside the European Economic Area. In particular, it is unclear how data transfers to and from the United Kingdom will be regulated. These changes may require resTORbio to find alternative bases for the compliant transfer of personal data from the United Kingdom to the United States and resTORbio is monitoring developments in this area.

Pharmaceutical Insurance Coverage and Healthcare Reform

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, the product. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Additionally, companies may also need to provide discounts to purchasers, private health plans or government healthcare programs. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, results of operations and financial condition. Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical products, limiting coverage and the amount of reimbursement for drugs and other medical products, government control and other changes to the healthcare system in the United States. For example, in March 2010, the United States Congress enacted the Affordable Care Act, which, among other things, includes changes to the coverage and payment for products under government health care programs. Among the provisions of the Affordable Care Act of importance to resTORbio’s potential product candidates are:

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an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products, apportioned among these entities according to their market share in certain government healthcare programs;

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expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

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expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices;

•	addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	expanded the types of entities eligible for the 340B drug discount program;

•

established the Medicare Part D coverage gap discount program by requiring manufacturers to provide a point-of-sale-discount off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the Affordable Care Act, and resTORbio expects there will be additional challenges and amendments to the Affordable Care Act in the future. Various portions of the Affordable Care Act are currently undergoing legal and constitutional challenges in the Fifth Circuit Court and the United States Supreme Court; the Trump Administration has issued various Executive Orders which eliminated cost sharing subsidies and various provisions that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices; and Congress has introduced several pieces of legislation aimed at significantly revising or repealing the Affordable Care Act. It is unclear whether the Affordable Care Act will be overturned, repealed, replaced, or further amended. resTORbio cannot predict what affect further changes to the Affordable Care Act would have on resTORbio’s business.

Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. In August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2029 unless additional Congressional action is taken. In January 2013, then-President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products, which has resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Outside the United States, ensuring coverage and adequate payment for a product also involves challenges. Pricing of prescription pharmaceuticals is subject to government control in many countries. Pricing negotiations with government authorities can extend well beyond the receipt of regulatory approval for a product and may require a clinical trial that compares the cost-effectiveness of a product to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in commercialization.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states, and parallel trade, i.e., arbitrage between low-priced and high-priced member states, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.

Employees

As of August 4, 2020, resTORbio had nine full-time employees, including a total of five employees with M.D. or Ph.D. degrees, and no part-time employees. Of resTORbio’s workforce, five employees are directly engaged in research and development activities, and four employees provide administrative, business and operations support. None of resTORbio’s employees are represented by labor unions or covered by collective bargaining agreements. resTORbio considers the relationship with its employees to be good. resTORbio also uses outside consultants and contractors for limited engagements.

Facilities

In January 2018, resTORbio entered into a multi-year agreement to lease office space in Boston, Massachusetts under an operating lease agreement. In April 2019, resTORbio amended its multi-year lease agreement to relocate its office space in Boston, Massachusetts under an operating lease agreement. The amended lease term is for a period of seven years from the date of relocation on August 1, 2019. Under the lease agreement, resTORbio is permitted to assign, sublease or transfer this lease, with the consent of the landlord, which consent shall not be unreasonably withheld. resTORbio believes that this office is sufficient to meet its current needs and that suitable additional space will be available as and when needed.

Legal Proceedings

In the ordinary course of business resTORbio may, from time to time, be involved in lawsuits, claims, and other legal proceedings related to contracts, employment arrangements, operating activities, intellectual property or other matters. In connection with the merger, a putative class action lawsuit, Plumley v. resTORbio Inc., et al., 1:20-cv-00858, was filed on June 26, 2020 by purported resTORbio stockholder Patrick Plumley against resTORbio, its directors, Adicet, and Merger Sub in the U.S. District Court for the District of Delaware. On July 2, 2020, in connection with the merger, a complaint, Azzara v. resTORbio, Inc., et al., 1:20-cv-05088, was filed as an individual action by purported resTORbio stockholder Salvatore Azzara against resTORbio and its directors in the U.S. District Court for the Southern District of New York, and an amended complaint was filed on August 11, 2020. On July 6, 2020, in connection with the merger, a complaint, Miller v. resTORbio, Inc., et al., 1:20-cv-05170, was filed as an individual action by purported resTORbio stockholder Megan Miller against resTORbio and its directors in the U.S. District Court for the Southern District of New York. On July 9, 2020, in connection with the merger, a complaint, Feagan v. resTORbio, Inc., et al., 1:20-cv-03063, was filed as an individual action by purported resTORbio stockholder Douglas Feagan against resTORbio and its directors in the U.S. District Court for the Eastern District of New York. On July 10, 2020, in connection with the merger, a complaint, Lowen v. resTORbio, Inc. et al., 1:20-cv-11305, was filed as an individual action by purported resTORbio stockholder Robert Lowen against resTORbio and its directors in the U.S. District Court for the District Massachusetts. On July 19, 2020, in connection with the merger, a complaint, Mercier v. resTORbio, Inc, et al., 1:20-cv-05556, was filed as an individual action by purported resTORbio stockholder Ronald Mercier against resTORbio and its directors in the U.S. District Court for the Southern District of New York. The Plumley, Azzara, Miller, Feagan, Lowen and Mercier cases are collectively referred to as the “merger actions.” The merger actions generally allege that resTORbio’s proxy statement/prospectus/information statement filed with the SEC on June 23, 2020 or July 29, 2020 misrepresents and/or omits certain purportedly material information relating to financial projections, analysis performed by JMP, past engagements of JMP, and the process leading up to the execution of the merger agreement. The merger actions assert violations of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder against resTORbio and its directors and violations of Section 20(a) of the Exchange Act against resTORbio’s directors. The Plumley merger action also asserts violations of Section 20(a) of the Exchange Act against Adicet and Merger Sub. The Azzara merger action also asserts claims for an equitable assessment of attorneys’ fees and expenses against resTORbio and its directors and claims for breach of fiduciary duty against resTORbio’s directors. The merger actions seek, among other things: an injunction enjoining consummation of the merger, costs of the action, including plaintiff’s attorneys’ fees and experts’ fees, declaratory relief, and any other relief the court may deem just and proper.

It is possible that additional similar cases could be filed in connection with the merger.

Corporate Information

resTORbio was incorporated under the laws of the State of Delaware in July 2016. resTORbio’s principal offices are located at 500 Boylston Street, 13th floor, Boston, MA 02116, and resTORbio’s telephone number is (857) 315-5528. resTORbio’s website address is www.restorbio.com. resTORbio’s website and the information contained on, or that can be accessed through, the website will not be deemed to be incorporated by reference in, and are not considered part of, this proxy statement/prospectus/information statement. You should not rely on any such information in making your decision whether to purchase resTORbio common stock.

Available Information

resTORbio files annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission (SEC) under the Exchange Act. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including resTORbio, that file electronically with the SEC. The public can obtain any documents that resTORbio files with the SEC at www.sec.gov.

Copies of each of resTORbio’s filings with the SEC on Form 10-K, Form 10-Q, and Form 8-K and all amendments to those reports, can be viewed and downloaded free of charge at resTORbio’s website, www.restorbio.com after the reports and amendments are electronically filed with, or otherwise furnished to, the SEC.

resTORbio’s code of conduct, corporate governance guidelines and the charters of resTORbio’s Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee are available through resTORbio’s website at www.restorbio.com.

ADICET BUSINESS

Overview

Adicet is a biotechnology company that is advancing a new generation of chimeric antigen receptor, or CAR, modified-T cell therapies in oncology and other indications. Adicet’s approach is based on gamma delta T cells, an immune cell population that Adicet believes has potentially significant advantages over alpha beta T cells, which are the basis of standard CAR-T cell therapies. Adicet believes that it is at the forefront to take tumor targeting gamma delta CAR-T cell product candidates into Investigational New Drug, or IND, enabling studies and clinical trials for specific tumor types. Adicet is focused on developing proprietary processes for engineering and manufacturing product candidates based on gamma delta T cells from the blood of healthy donors, resulting in high yields of cells with efficacious tumor-killing activity as observed in preclinical experiments. The ability to administer product candidates based on gamma delta T cells to patients without inducing a graft versus host immune response means that Adicet’s products can potentially be produced as off-the-shelf therapies. This is in contrast to products based on alpha beta T cells, which either must be manufactured for each patient from his or her own T cells or which require significant gene editing to manufacture allogeneic therapies, that is, therapies that are based on T cells derived from donors that are unrelated to the patient. Based on what Adicet believes is the enormous promise of these cells and associated modifications, Adicet is initially developing product candidates in oncology, both for hematological malignancies and for solid tumor indications. Due to certain unique properties of gamma delta T cells, Adicet believes that its product candidates will have an inherent capacity to recognize and kill circulating tumor cells and to infiltrate and kill solid tumors, the cause of over 90% of all cancer deaths as estimated by the American Cancer Society in 2020. Adicet intends to file an IND application with the FDA in 2020 for ADI-001, the company’s lead product candidate, in Non-Hodgkin’s Lymphoma, or NHL. Subject to the FDA regulatory process for review of INDs, Adicet intends to initiate a clinical trial and treat the first patient with ADI-001 in the first half of 2021. Adicet expects initial clinical results from this trial in 2021. Adicet intends to file an IND application with the FDA in 2021 for ADI-002, the company’s first solid tumor product candidate. Subject to the FDA regulatory process for review of INDs, Adicet intends to initiate a clinical trial and treat the first patient with ADI-002 in 2021.

Gamma delta T cells have unique attributes that Adicet believes make them especially well-suited to be used for cancer therapy. Approximately 95% of T cells in circulation are so-called alpha beta T cells, named after the proteins that make up the cells’ T cell receptor, or TCR. The remaining T cells include a population that makes up between 1% and 5% of all T cells, the gamma delta T cells, along with a few other cell types. Distinct among immune cell populations, gamma delta T cells have the following combination of attributes:

•	Can be used “off-the-shelf” after being expanded from healthy donors;

•	Are actively cytotoxic to tumor cells;

•	Can replicate in an appropriate and measured way after manufacture;

•	Can have their specificity for tumor cells enhanced further by the addition of a CAR;

•	Express both T cell and natural killer, or NK, cell receptors, facilitating both adaptive and innate anti-tumor immune responses; and

•	Can be manufactured in large numbers to facilitate the treatment of many patients and to avoid the cumbersome nature and expense of isolating T cells from each patient.

By contrast, approved CAR-T cell therapies, as well as the majority of CAR-T cell therapies in clinical development, are based on a different population of T cells, known as alpha beta T cells, which have the ability to attack healthy tissues if they are not immunologically matched to the patient. For this reason, the majority of alpha-beta-T-cell-derived CAR-T cell products are custom-generated from cells isolated from each patient. Gamma delta T cells, by contrast, do not in principle require immunological matching to be safe and effective and therefore cells isolated from healthy donors can be administered to any patient. This enables cell therapy products based on gamma delta T cells to be manufactured in bulk and be distributed as readily available off-the-shelf products. In animal models and early clinical trials, gamma delta T cells do not expand in healthy tissues, indicating that they may be associated with a lower risk of life-threatening immune responses. In addition to their ability to circulate, gamma delta T cells have an inherent capacity to locate in tissues and recognize and attack cancerous cells.

ADI-001 is a gamma delta T-cell product candidate into which Adicet introduced a CAR that specifically recognizes CD20, a highly expressed surface protein found on the majority of NHLs. Adicet is developing a highly efficient and robust process to activate, engineer and manufacture product candidates derived from peripheral blood cells of healthy donors. Adicet is developing processes that can produce these cells in bulk under conditions that meet current Good Manufacturing Practices, that is, are cGMP-compliant, to generate an inventory of cell product that is readily available to patients on demand at clinical sites. Gamma delta T cells engineered with anti-CD20 CAR have highly potent antitumor activity in preclinical models, leading to effective long-term control of tumor growth. Adicet intends to file an IND application with the FDA in 2020 for ADI-001. Subject to the FDA regulatory process for review of INDs, Adicet intends to initiate a clinical trial and treat the first patient with ADI-001 in the first half of 2021. Adicet believes that ADI-001 has the potential to benefit the majority of patients that have NHL while also providing clinical validation of Adicet’s gamma delta T-cell platform technology.

In addition to potentially providing access to immunocellular therapies to a broader set of patients with hematological malignancies, Adicet believes that its technology is well-positioned to bring these therapies to patients with solid tumors. ADI-002 is a product candidate containing a CAR directed against Glypican-3, or GPC3, a tumor antigen that is highly expressed in hepatocellular carcinoma, or HCC, and other tumors such as gastric cancer and squamous cell carcinoma of the lung. ADI-002 has dose-dependent antitumor activity in animal models Adicet intends to file an IND application with the FDA in 2021 for ADI-002. Subject to the FDA regulatory process for review of INDs, Adicet intends to initiate a clinical trial and treat the first patient with ADI-002 in 2021.

Adicet’s solid tumor efforts are further complemented by the company’s proprietary T cell receptor-like antibody, or TCRL, platform technology, a monoclonal antibody technology which enables the generation of CARs that recognize tumor antigens inside tumor cells, also known as intracellular proteins. Adicet believes that the ability to selectively bind to tumor antigens derived specifically from intracellular proteins is a critical advantage to immunocellular therapy due to the scarcity of tumor-specific surface antigens on solid tumors. Adicet’s approach to generating CARs for some product candidates takes advantage of this ability.

The Adicet management team has extensive experience in the discovery and development of immunocellular therapies with prior experience at leading biopharmaceutical organizations including AbbVie, Fate, Celgene, Amgen and Onyx. The founder and former President and CEO of Adicet, Aya Jakobovits, was the President and founding CEO of Kite Pharma Inc., or Kite Pharma. As of the date of this proxy statement/prospectus/information statement, Adicet has received investments valued at an aggregate of approximately $124 million from investors that include aMoon, Consensus Business Group, DSC Investment, Handok, Johnson & Johnson Innovation- JJDC, KB Investment, OCI Enterprises, Novartis Venture Fund, OrbiMed, OCI Enterprises, Pontifax, Regeneron Pharmaceuticals, Samsung Venture Investment and SBI JI Innovation Fund.

Pipeline

Adicet has a pipeline of wholly owned preclinical assets. Adicet intends to file an IND application with the FDA in 2020 for ADI-001, the company’s lead product candidate, in Non-Hodgkin’s Lymphoma, or NHL. Subject to the FDA regulatory process for review of INDs, Adicet intends to initiate a clinical trial and treat the first patient with ADI-001 in the first half of 2021. ADI-002 is Adicet’s second most advanced CAR-modified gamma delta T cell product and selectively targets Glypican-3, or GPC-3, via an engineered CAR. GPC-3 is differentially expressed on hepatocellular carcinoma, or HCC, and a number of other tumors. As part of a five-year collaboration between Adicet and Regeneron Pharmceuticals, Inc., or Regeneron, signed in 2016, Regeneron has the option to obtain development and commercial rights for a certain number of product candidates, and Adicet has an option to participate in the development and commercialization of these potential products or is entitled to royalty payments by Regeneron. Immune cell therapy product candidates developed and commercialized by Adicet under the Regeneron Agreement (as defined below) will be subject to payment of royalties to Regeneron. This collaboration is ongoing. To date, Regeneron has not exercised an option on any of Adicet’s candidates. For additional information on Adicet’s agreement with Regeneron, please see “Adicet Business—Strategic Agreements” beginning on page 311 of this proxy statement/prospectus/information statement. Adicet’s pipeline of additional product candidates includes ADI-00x, for which the company expects to file an IND for solid tumor indications in 2022, and an IND for solid tumor and hematological indications in 2023.

Strategies

Adicet’s objective is to be the leading biotechnology company developing oncology and other therapies based on CAR-modified gamma delta T cells. The company’s strategy to achieve this is as follows:

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Target clinical development, regulatory approval and commercialization of Adicet’s lead ADI-001 product candidate. Adicet intends to achieve two key objectives with the development program for ADI-001:

•	Bring a meaningful product to patients by developing ADI-001 in NHL and demonstrating its safety and efficacy; and

•	Validate the gamma delta T cell platform, showing both safety and efficacy, to enable rapid application to additional oncology indications.

To achieve these objectives, Adicet intends to demonstrate in its clinical trials an efficacy and safety profile that is similar or better than the currently approved autologous (manufactured from the patient’s own cells) alpha-beta based T-cell therapy in similar patient populations of NHL while making the product available off the shelf.

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Advance ADI-002 into clinical development. ADI-002, Adicet’s lead solid tumor product candidate, is currently undergoing preclinical studies. Adicet intends to file an IND application with the FDA in 2021 for ADI-002. Subject to the FDA regulatory process for review of INDs, Adicet intends to initiate a clinical trial and treat the first patient with ADI-002 in 2021. The company’s goal is to develop ADI-002, both in monotherapy and in combination with standard of care agents, in a number of solid tumors that express high levels of glypican 3 protein, or GPC3, the cell surface molecule targeted by the product.

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Continue to innovate and invest in the gamma delta T cell platform and pipeline. The company expects to continue to develop product candidates in oncology based on the gamma delta T cell platform using either previously validated antigens or those that Adicet identifies and targets using the company’s TCRL technology. The company may utilize additional genetic engineering and editing technologies to further improve its products for greater cell persistence that may lead to greater efficacy. A key strength of Adicet’s gamma delta T cell therapy platform lies in the company’s ability to target antigens of both known and unknown potential and devote the company’s clinical development resources to those antigens that show the most promise in preclinical in vivo analyses and early human trials.

•

Expand and protect the company’s intellectual property. Adicet will continue to aggressively protect the gamma delta T cell production methodology the company has developed as well as specific product candidates based on proprietary antigen-binding domains. For more information on Adicet’s intellectual property, see “Adicet Business—Adicet Intellectual Property” on page 310 of this proxy statement/prospectus/information statement.

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Potential for outpatient administration. While Adicet expects that the initial subjects treated with gamma delta T cell-based therapies in clinical studies will be hospitalized for a minimum of 24 hours observation after infusion, a favorable tolerability profile may allow administration of such therapies in an outpatient setting. This would represent a significant competitive advantage for gamma delta T cell-based therapies as compared to existing approved CAR-T cell therapies.

Background

Anticancer immune cell therapy

In recent years, the field of immuno-oncology has transformed the treatment of cancer. Immuno-oncology deploys the immune system to attack and, in some cases, to eliminate cancer. One of the key breakthroughs in immuno-oncology involved using T cells, a key element of the immune system, and turned them into even more potent, tumor-cell-specific killers. Researchers have achieved this improvement and targeting by loading the T cells with a gene encoding a CAR. These engineered receptors represent a powerful combination of, first, a region that binds to a target on a cancer cell and tethers the T cell to it; and, second, a signal that activates the T cell to eliminate the tethered cancer cell. To the company’s knowledge, all marketed CAR-T cells contain predominantly alpha beta T cells. While Adicet believes the use of CAR-T cell therapies is extremely promising, conventional CAR-T cell therapies also have some key flaws that, Adicet believes, can be addressed by using a cell population, specifically, gamma delta T cells rather than alpha beta T cells.

As of the date of this proxy statement/prospectus/information statement, two CD19-targeting CAR-T cell therapies have been approved by the FDA: axicabtagene ciloleucel, or Yescarta®, developed by Kite Pharma (now Gilead); and tisagenlecleucel, or Kymriah®, developed by Novartis. These therapies are highly effective in many patients. Among the 101 patients with diffuse large B cell lymphoma, or DLBCL, treated with Yescarta® in a clinical trial, an objective response rate of 82% was observed with 54% of patients achieving a complete response. This high efficacy, however, is associated with significant adverse events, with 13% of patients experiencing grade 3 or higher cytokine release syndrome and 28% of patients experiencing grade 3 or higher neurologic events. In the Yescarta® clinical trial, three patients died due to adverse events during treatment and ten patients who were enrolled in the trial were not able to be treated due to disease progression or complications that arose during the period of time required to generate the patient-specific therapy or because of the inability to generate the desired CAR-T cells from the patient’s cells. Despite these known adverse events, in 2017 and 2018, leading CAR-T cell companies Kite Pharma and Juno Therapeutics, Inc., or Juno, were acquired for a total of $20.9 billion by Gilead and Celgene, now Bristol Myers-Squibb, respectively. Adicet believes these acquisitions were a result of a combination of the ability of Kite Pharma and Juno to treat cancer immediately through the initial product candidates and projected to generate numerous additional candidates. Adicet believes that, despite their progress to date, currently available CAR-T cell therapies have not reached their full promise, and the Adicet gamma delta CAR-T cell approach has the potential to be a significant improvement.

The current generation of CAR-T cell therapies represented by Yescarta® and Kymriah® are autologous cell therapies, that is, they are based on immune cells isolated from a patient, modified and expanded in a laboratory and then reintroduced into the same patient. One key reason for taking this autologous approach is that the cytotoxic, or cell-killing, predominantly alpha beta T cells that are used to generate these therapies are cells that the immune system uses to recognize and attack foreign cells. If these types of T cells were to be introduced into a patient from an unrelated donor, the donor T cells would attack healthy tissues throughout the patient in a process known as graft versus host disease, or GvHD, potentially causing multiple organ failure and death.

The T cells used for first-generation CAR-T cell therapies were derived from a well-known and highly abundant subclass of T cells known as alpha beta T cells. Alpha beta T cells, which comprise approximately 95% of the T cells in circulation in the body, are able to distinguish whether cells that they encounter are normal cells that belong in the body or foreign or damaged cells that need to be destroyed. Alpha beta T cells have a receptor on their surface called a T cell receptor, or TCR, which is made up of alpha and beta protein chains. These TCRs recognize targets, also known as antigens, on cells that are presented by antigen-presenting molecules encoded by the major histocompatibility complex, or MHC. The MHC contains genes that encode a number of proteins with multiple variants, or alleles, such that most individuals have a distinct MHC profile. During normal T cell development, those T cells that recognize the combination of the specific MHC profile and antigens that are presented by healthy cells of the specific individual are eliminated, resulting in a population of T cells that circulate throughout the body, vigilantly checking for abnormal antigens or foreign cells, including from another individual.

In one type of cellular immunotherapy known as adoptive cell therapy, naturally occurring immune cells from a patient are isolated and are activated using cytokines and tumor-specific antigens to stimulate the growth and expansion of antitumor T cells that already exist at low abundance in the patient. After activation and expansion in the laboratory, large numbers of T cells that are primed to recognize the tumor are reintroduced into the same patient.

CAR-T cell therapies are a variant of this adoptive cell therapy in which, instead of trying to activate T cells based on the ability of naturally occurring TCRs to recognize tumor antigens, a chimeric antigen receptor, or CAR, that is designed to recognize a specific tumor antigen is genetically introduced into T cells. These CAR-T cells are then able to destroy any cells expressing the appropriate antigen completely independent of MHC. However, CAR-T cells derived from alpha beta T cells still have endogenous TCRs which restrict their use to the original patient.

Limitations of autologous cell therapies

Autologous cell therapies, such as those developed by Kite Pharma and Novartis, have a number of limitations, including but not limited to the following:

•	Treatment delays imposed by individualized manufacturing. Due to the individualized manufacturing process, patients must wait up to three to four weeks for the individualized products to be manufactured and administered. In the registrational trials for Yescarta® and Kymriah®, up to 31% of intended patients ultimately did not receive treatment primarily due to complications from the underlying disease that occurred during manufacturing or due to manufacturing failures.

•

Manufacturing variability and failure. It was reported by Novartis in 2018 that variability in product specifications had been observed in the production of Kymriah®. In addition, in approximately 9% of the cases, no product could be shipped to patients at all due to out-of-specification issues or from manufacturing failures.

•

High cost limits patient access. The high cost of therapy and payer policies can limit access to autologous CAR-T cell therapies. According to a 2019 article published in the journal Managed Care, treating physicians estimate that the costs of autologous CAR-T cell therapies combined with patient care services are approximately $1 million per patient, generating reluctance of payers to approve these therapies for patients before they have exhausted other options. These therapies are then relegated to the most heavily pretreated patients who may be unable to withstand the severe side effects.

•

Scalability. Because each patient requires a custom manufacturing batch, the production of autologous CAR-T cells at the scale needed to meet commercial demand and anticipated label and geographic expansions may be challenging.

Autologous cell therapies, such as CAR-T cells derived from alpha beta T cells, have been successful in their initial use in hematological malignancies. Furthermore, they have provided critical data that demonstrates the potential of immunocellular cancer therapies. However, manufacturing of these cells imposes some critical limitations that could be minimized if similar allogeneic cell therapies that can be given to any patient, regardless of the donor of cells, are developed. Adicet believes that allogeneic cell therapies offer great promise for optimizing the access to therapy, overcoming manufacturing-related and cost-related limitations of autologous cell therapies.

Gamma delta T cells and their allogeneic potential

Gamma delta T cells are a subset of T cells that have TCRs comprising gamma and delta receptor chains. In contrast to alpha beta T cells, gamma delta T cells are not selective for patient-specific MHC molecules. Therefore, gamma delta T cells from an unrelated donor can be administered to a patient without inducing GvHD. Gamma delta T cells primarily reside in tissues and comprise between 1% and 5% of circulating T cells.

Gamma delta T cells correlate with improved outcomes

An analysis of the transcriptional profiles of 5,872 patient tumor samples across 25 malignancies published in Nature Medicine in 2015 found that gene signatures consistent with gamma delta T cells were the strongest predictors of overall survival. The association of gamma delta T cells with overall survival in solid tumors had a z-score over three, meaning it was over three standard deviations above the mean, corresponding to a p value less than 0.001.

Figure 1. Analysis of the immune cell composition of tumor samples that gamma delta T cells were highly predictive of overall survival. Adapted from Gentles et al., Nat Med. 2015 August; 21(8).

Additionally, high levels of gamma delta T cells have been associated with improved overall survival in acute leukemia patients who received hematopoietic stem cell transplants, or HSCT. In a study published by KT Godder et al. in 2007 in the journal Bone Marrow Transplantation, those patients with high levels of gamma delta T cells after the transplant had a leukemia free survival at five-years of 54.4% and overall survival of 70.8%. Those with low levels of gamma delta T cells had a significantly lower five-year leukemia free survival of 19.1% and a five-year overall survival of 19.6%.

Figure 2. HSCT patients who develop high levels of gamma delta T cells have improved survival. Adapted from Godder et al., Bone Marrow Transplantation (2007) 39.

The correlation between high levels of gamma delta T cells and disease-free survival extends to patients with solid tumors. In a study published by Meraviglia et al in 2017 in the journal OncoImmunology, across a cohort of 557 patients with colorectal cancer, those with high gamma delta T cell levels had a ten-year disease-free survival rate of over 80%, while those with lower levels had a rate of approximately 50%.

Figure 3. High levels of gamma delta T cells are correlated with increased disease-free survival in colorectal cancer patients. Adapted from Meraviglia et al Oncoimmunology 2017, VOL. 6, NO. 10.

Adicet believes that these studies and others point to an important role of gamma delta T cells in disease control and overall survival and indicate that gamma delta T cell-based therapies have the potential to deliver clinically meaningful results.

Advantages of gamma delta T cell-based therapies

Immunotherapies developed using gamma delta T cells have a number of advantages over other therapies developed using other cell types, including the following:

•

Lack of GvHD. A body of published evidence, mainly in the field of HSCT, indicates the safety of transfer of allogeneic gamma delta T cells from donors to unrelated patient recipients. HSCT procedures containing significant numbers of gamma delta T cells were able to proceed with no signs of acute or chronic GvHD. In many cases, the presence of gamma delta T cells in the HSCT products correlated with improved clinical outcomes, indicating the antitumor potential of gamma delta T cells. Additionally, a study performed by Martin Wilhelm and colleagues in 2014 indicated that gamma delta T cells from haploidentical donors could be successfully expanded and infused in large numbers (2.17x10[6] cells / kg (range, 0.9-3.84)), followed by further expansion (mean, 68-fold) in the patients without any observed GvHD.

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Tumor localization. In addition to being present in the circulation at low frequency, gamma delta T cells have an inherent propensity to home to tissues and tumors. Their ability to be activated in environments with low levels of oxygen such as those found in the tumor microenvironment has the potential to increase the efficacy of gamma delta T cells in solid tumors.

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Limited cytokine secretion. Unlike alpha beta T cells, gamma delta T cells can be made to secrete lower levels of certain cytokines such as interleukin 2, or IL-2. This, combined with lack of recognition of normal, non-malignant, cells by of gamma delta T cells, may lower the risk of life-threatening cytokine release syndrome.

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Limited ability for tumors to escape. Although the initial responses to immunotherapies such as antibodies and CAR-T cells are often impressive, many patients become refractory or relapse. A common mechanism for the relapse to these therapies is loss of the expression of the CAR-targeted antigen such as CD19 from tumor cells. Because gamma delta T cells also express innate cytotoxic immune receptors, they can recognize and kill tumor cells even in the absence of the CAR-targeted tumor antigen.

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Ability to manufacture more efficiently and cost-effectively. Unlike alpha beta T cells, therapies based on gamma delta T cells can in principle be manufactured in bulk and used in the allogeneic or off-the-shelf setting, addressing many of the shortcomings of conventional alpha beta T cell therapy.

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Potential for superior cytotoxic activity. T cells from some cancer patients, for example those with chronic lymphocytic leukemia, often display an exhausted, or otherwise dysfunctional, phenotype and CAR-T cell products from these cells may perform poorly. The Adicet allogenic cell therapy is manufactured from healthy donors whose T cells have been proven to generate highly active CAR-T cell product.

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Potential for re-dosing. Along with increased availability of material due to the ability to utilize off-the-shelf healthy allogeneic donor-derived starting material compared to conventional CAR-T cell therapies, the lack of MHC-dependent GvHD also opens up the possibility of being able to re-dose patients to achieve prolonged efficacy if they do not obtain an adequate clinical response from initial treatment or if they relapse. A number of studies with other CAR-T cell therapies have linked the development of cytokine release syndrome with high numbers of circulating CAR T cells following rapid alpha beta T cell proliferation. Having the option to retreat patients with gamma delta T cells provides the option of starting with a low dose and redosing if required.

Adicet’s CAR gamma delta T-cell technology

Human gamma delta T cells can be divided into three main subsets based on their TCR delta chain usage: Vd1, Vd2 and Vd3. The most abundant subset of gamma delta T cells in the circulatory system, the Vd2 cells, is the most well-studied. However, it is the Vd1 subset which primarily resides in tissues and is the subset that Adicet is developing proprietary methods to activate and manufacture.

Vd1 gamma delta T cells

Vd1 cells have properties of both the innate and adaptive immune system, meaning that they can be activated by tumor-specific antigens as well as by general activators common to damaged or otherwise abnormal cells. Similar to other T cells, they express TCRs, but also express cytotoxicity receptors that are found on innate immune cells such as natural killer, or NK, cells. These gamma delta T cells can induce tumor cell death through multiple mechanisms including the secretion of cytotoxic proteins such as granzymes and perforin as well as through the section of cytokines such as interferon gamma, or IFNg, and tumor necrosis factor alpha, or TNFa.

In in vitro and in vivo preclinical cancer models, Vd1 cells are more cytotoxic and have a longer durability than Vd2 cells. Vd1 cells are also more resistant to activation induced cell death, or AICD, which has posed significant problems in clinical trials following chronic stimulation of Vd2 cells. Vd1 cells normally reside within tissues and they are able to adapt to lower nutrient availability and decreased oxygen levels, conditions which are similar to those in the microenvironments or localized areas associated with certain solid tumors. Incubation of these gamma delta T cells in conditions of low oxygen, or hypoxia, that are typical of tumors has been shown to enhance their cytotoxicity.

Anticipated advantages of Vd1 gamma delta T cells over other approaches to generate allogeneic CAR-T cells

An alternate approach to the development of allogeneic CAR T cells consists of introducing genetic modifications that disable the TCR in alpha beta T cells derived from donors that are not related to the patient. This process prevents these cells from attacking the patient’s healthy cells. Adicet believes that the healthy donor-derived gamma delta T cell technology it uses, which lacks the ability to attack healthy cells from unrelated individuals, has a number of advantages over this approach. In an allogeneic paradigm, unlike alpha beta T cells, Vd1 gamma delta T-cells have the following advantages:

•	Do not rely on genetic manipulations to inactivate the alpha beta TCR;

•	Display properties of both adaptive and innate immune systems and are capable of killing cells even if their specifically targeted CAR antigen is expressed at low levels or not present;

•	May not be prone to exhaustion and are likely to persist longer;

•	May inherently home to tissues and tumors rather than predominantly residing in circulation; and

•	May be less likely to induce cytokine release syndrome due to more limited endogenous IL-2 secretion by activated cells.

Adicet believes these advantages position gamma delta T cell based therapies to become an attractive and potentially superior alternative to alpha beta T cell based therapies.

Anticipated advantages of Vd1 gamma delta T cells over bispecific antibody T cell recruitment for tumor immunotherapy

An alternate approach to the development of allogeneic CAR T cells consists of bispecific antibodies that are designed to crosslink T cells to specific targets on the tumor. This approach generally requires healthy and functional T cells able to attack the tumor when guided to the tumor expressing the target antigen. Adicet believes that the healthy donor-derived gamma delta T cell technology it uses has a number of advantages over this approach. Unlike bispecific antibodies, Vd1 gamma delta T cells have the following advantages:

•	Do not rely on functional T cells derived from the patient;

•	Display properties of both adaptive and innate immune systems and are capable of killing cells even if their specifically targeted CAR antigen is not present;

•	May inherently home to tissues and tumors rather than predominantly residing in circulation; and

•	May be less likely to induce cytokine release syndrome due to more limited endogenous IL-2 secretion by activated cells.

Adicet believes these advantages position gamma delta T cell-based therapies to become an attractive and potentially superior alternative to bispecific-based therapies for many oncology indications and lines of therapy.

Anticipated advantages of Vd1 gamma delta T cells over NK cell based therapies

An alternate approach to the development of allogeneic CAR T cells consists of engineered natural killer, or NK, cell-based therapy. While both gamma delta T cell and NK cell therapy generally are not expected to cause graft versus host disease, NK cells express a broad repertoire of both inhibitory and activating receptors and have more limited tumor induced secretion of multiple cytokines. Adicet believes that the gamma delta T cell technology it uses has a number of advantages over this approach. Unlike engineered NK cells, Vd1 gamma delta T-cells have the following advantages:

•	Express activating receptors more predominantly;

•	Can display tumor-induced secretion of multiple cytokines including expressing high levels of interferon-gamma;

•	The presence of gamma delta cells in tumors is strongly correlated with positive clinical outcomes; and

•	Can be produced as highly homogeneous cell populations.

Adicet believes these advantages position gamma delta T cell-based therapies to become an attractive and potentially superior alternative to NK based therapies for many oncology indications and lines of therapy.

Adicet’s key anticipated differentiation from gamma delta T cell competitors

Adicet believes that the gamma delta T cell technology that it is developing has a number of anticipated advantages over the technology of gamma delta T cell competitor companies, including the following:

•	Robust and practical proprietary antibody-based manufacturing method for gamma delta T cells

•	Large-scale expansion of blood-derived gamma delta T cells

•	Ability to selectively expand multiple gamma delta T cell subpopulations including highly potent Vd1 cells

•	No potentially pro-tumorigenic Th17-type responses in Adicet’s Vd1 subpopulation

•	In-house chimeric antigen receptor target identification and verification process

•	Ability to effectively target tumor-specific intracellular protein-derived peptides using proprietary T cell receptor-like antibodies

Adicet believes these advantages position its gamma delta T-cell based therapies to become an attractive and potentially superior approach to the technologies used by other gamma delta T cell competitor companies.

Production of gamma delta T cells

To produce gamma delta T cell based product candidates, Adicet isolates peripheral blood mononuclear cells, or PBMCs, from healthy donors that meet all the safety criteria for human cells, tissues, and cellular and tissue-based products, or HCT/P, criteria for donors as outlined by the FDA in 21 CFR Part 1271. Adicet then activates Vd1 gamma delta T cells using a proprietary agonistic antibody and cytokines and expands these cells before introduction of replication-incompetent retroviral vectors containing the coding sequence for CAR constructs. These CAR-modified cells are further expanded, routinely greater than 6,000 fold at clinical scale, resulting in cell cultures that primarily consist of the desired gamma delta T cells. To reduce the chance of a patient developing GvHD, the remaining alpha beta T cells are then depleted using alpha-beta-specific, antibody-based techniques. The resulting gamma delta T cells are then formulated in an infusible solution to form the final drug product, which is filled into vials and then frozen to enable delivery of a post-thaw cell dose from each vial of CAR-T cells.

Figure 4. Production process for Adicet’s CAR gamma delta T cell products.

Figure 5. Fold expansion of gamma delta T cells.

Adicet believes that its manufacturing process, including the generation of the antibodies and retroviral vectors, meets current Good Manufacturing Practices, i.e. is a cGMP-compliant process. Adicet expects to be able to produce tens to hundreds of doses from a single donor, greatly increasing the efficiency of manufacturing compared to autologous alpha beta T cell therapies. The company has chosen to partner with a number of contract manufacturing organizations in the United States and Europe to access specific capabilities to ensure that the manufacturing process is highly scalable, and fully cGMP-compliant with the potential to treat up to 1,000 patients per batch.

Preclinical data

To estimate the tumor killing potential of Vd1 gamma delta T cells even before tumor-specific CARs are introduced, the Adicet team uses the Polyfunctional Strength Index, or PSI. The PSI is a measure of the cytokine production activity associated with immune cells. It is derived by multiplying the number of cytokines secreted per cell by the amount of each cytokine to identify the most potent immunotherapies. This metric has shown that the immune cells of patients who respond to CAR-T cell therapies have significantly higher PSI scores. In the responders, 20% to 25% of T cells were found to be polyfunctional. The major cytokines produced were cytotoxic and inflammatory cytokines including IFNg; macrophage inflammatory protein 1-alpha, or MIP-1a;

interleukin 8, or IL-8; and granzyme B. Ex vivo stimulation of patient-isolated T cells with interleukin 15, or IL-15, further differentiated the PSI scores of the responders versus non-responders.

Figure 6. Pre-infusion PSI of CAR-T cells stimulated with CD19 with high PSI is associated with clinical response.

Adicet believes that this result holds great promise for the application of the company’s selected cell population, the tumor-induced PSI scores of Vd1 gamma delta T cells produced by Adicet’s proprietary manufacturing process are approximately three times higher than those of unstimulated cells.

Figure 7. Adicet’s Vd1 gamma delta T cells demonstrate high tumor-stimulated PSI scores.

ADI-001, an anti-CD20 CAR gamma delta T-cell therapy

ADI-001 is an allogeneic Vd1 gamma delta T cell product candidate containing an anti-CD20 CAR. Adicet is developing ADI-001 for the treatment of NHL. Adicet intends to file an IND application with the FDA in 2020 for ADI-001. Subject to the FDA regulatory process for review of INDs, Adicet intends to initiate a clinical trial and treat the first patient with ADI-001 in the first half of 2021. Adicet expects initial clinical results from this trial in 2021.

B cell NHL overview

NHL is the most common cancer of the lymphatic system. An estimated 77,240 new cases are expected to be diagnosed in the United States in 2020, according to the web site of the U.S. National Institutes of Health. According to the cancer.net web site maintained by the American Society for Clinical Oncology, approximately 90% of NHL patients in western countries have B cell lymphomas of various types and diffuse large B cell lymphoma, or DLBCL, is the most common and aggressive type of NHL, accounting for 30% of NHL. The second most common type is follicular lymphoma, or FL, which occurs in 20% of NHL patients. Mantle cell lymphoma, or MCL, is diagnosed in 5% to 7% of NHL cases.

Although B cell NHLs represent a heterogeneous set of lymphomas, many cell surface antigens are shared among them, including CD19 and CD20. First line therapy for patients with aggressive B cell NHLs, such as DLBCL, is chemotherapy in combination with radiation or rituximab, an antibody that targets CD20. According to the rituximab label as published on the FDA web site, the addition of rituximab to chemotherapy results in an approximately 10% to 15% overall increase in survival at one year compared to chemotherapy alone with almost no increase in toxicity. According to an article published by K.T. Godder et al. in the journal Bone Marrow Transplantation in 2007, up to 50% of patients become refractory or relapse after treatment. Of those, according to an article published by Andrew R. Rezvani and David G. Maloney in the journal Best Practice & Research Clinical Haematology in 2011, approximately 60% percent are resistant to rituximab upon relapse. Subsequent chemotherapy-based therapies typically have limited efficacy in these patients and, at that point, they become candidates for treatment with allogeneic HSCT or anti-CD19 CAR-T cell therapy. Approximately 35% of patients treated with anti-CD19 CAR-T cell therapies relapse within one year, according to the label for Kymriah® published on the Novartis web site.

Adicet’s solution, ADI-001

ADI-001 is a gamma delta T cell product candidate that targets malignant B-cells via an anti-CD20 CAR and via the gamma delta T cell endogenous receptors, which the company is developing as an allogeneic immunocellular therapy for the treatment of B-cell NHL. ADI-001 is created from Vd1 gamma delta T cells isolated from healthy donors. It is manufactured in bulk under cGMP-compliant conditions and is intended to be supplied as an immediately available off-the-shelf anti-CD20 CAR-T cell therapy. Adicet intends to file an IND application with the FDA in 2020 for ADI-001. Subject to the FDA regulatory process for review of INDs, Adicet intends to initiate a clinical trial and treat the first patient with ADI-001 in the first half of 2021.

ADI-001 contains an anti-CD20 CAR that has a proprietary antigen-binding domain that recognizes a region of CD20 distinct from that recognized by rituximab. Similar to other CAR-Ts cells including the one used to create Kymriah®, the Adicet CAR-T cells contain the clinically validated costimulatory domain from 4-1BB and the CD3z.

Preclinical data

All preclinical experiments were conducting using anti-CD20 CAR-modified gamma delta T cells, a research version of ADI-001. Adicet evaluated the in vitro potency of its anti-CD20 CAR gamma delta T cells using human-derived laboratory cell lines, known as Raji and Daudi human Burkitt’s lymphoma cell lines, which are known to express high levels of CD20. Mixing the tumor cells with the anti-CD20 CAR gamma delta T cells resulted in apoptosis, or cell death, of the tumor cells after four hours. Increasing the ratio of the number of anti-CD20 CAR gamma delta T cells to tumor cells resulted in a higher percentage of dying tumor cells. Similar potency in the killing of target cells by anti CD20 CAR gamma delta T cells was observed in both Mino cells, a human mantle cell lymphoma line that expresses high levels of CD20; and WILL-2 cells, cells derived from a rituximab-resistant patient with B cell lymphoma that expresses low levels of CD20. These results suggest that anti-CD20 CAR gamma delta cells can be highly efficient at recognizing and eliminating tumor cells that express any level of CD20. In all the cases, Adicet’s gamma delta T cells that did not have anti-CD20 CAR expression also caused tumor cell death due to innate cytotoxic receptors.

Figure 8. Anti-CD20 CAR gamma delta T cells demonstrated potent cell killing activity across multiple human tumor cell lines.

Adicet has tested the antitumor activity of the company’s anti-CD20 CAR gamma delta T cells in multiple tumor models in immunocompromised mice including Raji tumor models, a Mino tumor model and a Granta tumor model derived from a mantle cell tumor. Five to seven days after tumors were implanted into these mice, anti-CD20 CAR gamma delta T cells were administered as a single intravenous dose. Human recombinant IL-2 was administered three times a week for the duration of the study to stimulate the gamma delta T cells. In all cases, treatment using the company’s anti-CD20 CAR gamma delta T cells was able to arrest tumor growth. The absolute duration of these studies was not pre-specified, however each of the studies were terminated when the growth of tumors in any of the animals in the no-treatment control group (tumor-only) exceeded a pre-specified limit; in subcutaneous tumor models this limit was generally tumor growth exceeding 4000mm3. This resulted in the individual studies being run for slightly different durations.

Figure 9. Anti-CD20 CAR gamma delta T cells inhibited tumor growth in multiple animal models.

Treatment of Raji tumors in mice with anti-CD20 CAR gamma delta T cells resulted in the complete elimination of tumors in four out of six mice. Sixty days after the original — and only – dose of anti-CD20 CAR gamma delta T cells, the four mice with complete responses were re-challenged with Raji tumor cells. Growth of these newly introduced tumors continued to be suppressed at least until the end of the experiment at day 100. Adicet believes that these results suggest that the Adicet gamma delta cells had a long persistence in vivo and remain active. Other preclinical experiments have shown that they can undergo up to twenty cell doublings and can have antitumor activity that can extend to six months in animal models.

Figure 10. Gamma delta T cells retained their antitumor activity for at least 90 days in a Raji tumor model. Four of the six mice in the primary tumor challenge exhibited complete responses, and these four mice were given a second tumor challenge without additional gamma delta CAR T cells.

The Adicet team performed a direct analysis of the ability of Adicet’s gamma delta CAR-T cells to migrate and proliferate in tumors using a fluorescent dye technology to examine cell division. Gamma delta CAR-T cells were treated with a fluorescent dye that attaches to cellular proteins. As these fluorescent cells divided, the molecules modified with the fluorescent dye were split among the mother and daughter cells. This resulted in a reduction in the average fluorescence signal per cell. Quantification of the amount of fluorescence per cell was then used as a surrogate for the number of divisions that a cell has undergone.

Using this assay, the Adicet team observed that, within six days, the company’s CAR gamma delta T cells had undergone significant cell divisions in tumors with little replication in blood, spleen, bone marrow or liver. By contrast, in a similar experiment using CAR alpha beta T cells, it was observed that replication occurred in all tissues examined. Adicet believes that this selective replication in tumors by CAR gamma delta T cells, compared to CAR alpha beta T cells, may contribute to increased antitumor efficacy and a lower risk of developing life-threatening systemic immune responses such as cytokine release syndrome.

Figure 11. Proliferation of CAR gamma delta T cells was primarily localized in tumors, while the proliferation of CAR alpha beta T cells was observed in all tissues examined.

Interleukin 15, or IL-15, is a cytokine that preferentially stimulates T cell and NK cell activation, proliferation and cytolytic activity. These functional activities of IL-15 translate to enhanced antitumor responses in multiple tumor models. IL-15 is closely related to a cytokine that is a known activator of immune responses, IL-2. Both cytokines have the potential to stimulate gamma delta T cells. IL-15 plays a more important role in maintaining T cell responses that are long-lasting and show high affinity for cancer cell targets, while IL-2 has a more significant role in activating cytotoxic responses.

The antitumor activity of the company’s anti-CD20 CAR gamma delta T cells was tested in SRG-15 mice. These are mice that lack much of their mouse immune system but that do express human IL-15. In these studies, potent antitumor activity against Raji tumors in was observed. Furthermore, this activity was not accompanied by the development of GvHD. In contrast, mice treated with anti-CD20 CAR alpha beta T cells had antitumor responses, but subsequently experienced increased mortality due to the development of GvHD.

Figure 12. Anti-CD20 CAR gamma delta T cells do not induce GvHD, whereas treatment with anti-CD20 CAR alpha beta cells caused GvHD that led to increased mortality.

ADI-001 clinical plans

Adicet intends to file an IND application with the FDA in 2020 for ADI-001, the company’s lead product candidate, in Non-Hodgkin’s Lymphoma, or NHL. Subject to the FDA regulatory process for review of INDs, Adicet intends to initiate a clinical trial and treat the first patient with ADI-001 in the first half of 2021. Part 1 of this trial will be a dose escalation trial with the primary objectives of defining the incidence of dose-limiting toxicities and the selection of a recommended Phase 2 dose to be delivered as a single administration. The company anticipates enrolling twelve patients in this dose-escalation phase. Secondary endpoints in this trial will include monitoring the levels and persistence of ADI-001, immunogenicity and efficacy. The company also plan to monitor changes in serum cytokine and chemokine levels, CD20 tumor antigen expression and blood cell composition.

The company intends to enroll patients with relapsed or refractory B cell malignancies including DBLCL, MCL and FL. Included in this trial will be patients that were not able to receive approved autologous CAR-T cell therapies due to medical, technical, logistical or financial reasons, as well as patients who relapsed after receiving autologous CAR-T cell therapies.

Patients enrolled in the trial will undergo chemotherapy-based lymphodepletion for three days followed by ADI-001 dosing by infusion on day five. Patients will be evaluated at four weeks, twelve weeks and then every three months for the first year and at months 18 and 24 after treatment. Once a recommended dose has been selected, up to 36 patients will be enrolled in indication-specific dose expansion cohorts: DLBCL, MCL, and one for all other B cell malignancies. Select patients experiencing clinical benefit with ADI-001 may be eligible for retreatment.

An additional cohort in this trial will investigate the potential of IL-2 therapy to boost the efficacy and durability of ADI-001. Treatment with IL-2 is supported by preclinical data that the company has generated demonstrating that IL-2 improves the antitumor activity of the company’s gamma delta T cells both in vitro and in vivo. Treatment of HSCT patients with IL-2 has also been shown to stimulate the proliferation of gamma delta T cells in the clinic.

(*)	Dose escalation study

Figure 13. Phase 1 study patient flow.

ADI-002, an anti-GPC3 CAR gamma delta T-cell therapy

ADI-002 is a gamma delta T cell containing a CAR that is specific for glypican 3 protein, or GPC3, a protein that is highly expressed on the surface of multiple solid tumors including hepatocellular carcinoma, or HCC, gastric cancer, and squamous cell carcinoma of the lung, or SCCL. Adicet intends to file an IND application with the FDA in 2021 for ADI-002. Subject to the FDA regulatory process for review of INDs, Adicet intends to initiate a clinical trial and treat the first patient with ADI-002 in 2021.

HCC disease background

Hepatocellular carcinoma, or HCC, is the most prevalent form of liver cancer. The risk of HCC development is increased by a number of environmental and lifestyle factors such as hepatitis B and hepatitis C virus, alcohol drinking, tobacco smoking, aflatoxin exposure, obesity and diabetes. These factors lead to wide disparities in disease incidence across geographies. According to a 2013 publication by Sahil Mittal and Hashem B. El-Serag in the Journal of Clinical Gastroenterology, in the United States, the incidence is approximately six per 100,000 per year, while in sub-Saharan Africa and Eastern Asia the incidence is over 20 per 100,000 per year.

Patients diagnosed with HCC generally have a poor prognosis. The majority of patients are diagnosed with advanced disease and they have a five-year survival rate of approximately 11%, according to cancer.net, the web site of the American Society of Clinical Oncology. Patients are initially treated with combinations of cytotoxic drugs or radiation. In some cases, they may also receive targeted therapies including kinase inhibitors such as lenvatinib, marketed as Lenvima® by Eisai; and sorafenib, marketed as Nexavar® by Bayer and subsequently cabozantinib, marketed as Cabometyx® by Exelixis. These therapies, however, have significant toxicities and limited clinical benefit with progression free survival of less than eight months. Checkpoint immunotherapies such as pembrolizumab and nivolumab have demonstrated some efficacy in HCC, although response rates are less than 20% according to the label for pembrolizumab, marketed by Merck as Keytruda®. The combination of both nivolumab and ipilimumab, despite increased toxicities, increased this response rate to 33%. Adicet believes these results demonstrate that there is significant unmet need in HCC and that there is potential to treat HCC with immunotherapy.

GPC3, a tumor-associated antigen

Glypican-3, or GPC3, is a tumor-associated antigen that is expressed in many tumors but in almost no other normal tissues other than embryonic liver and kidney or placenta.

Glypican 3 Expression in Tumors*

		No. (%) Staining
Tumor Entity	No. of Cases	Negative	Positive
Hepatocellular carcinoma	44	15 (34)	29 (66)
Squamous cell carcinoma of the lung	50	23 (46)	27 (54)
Liposarcoma	29	14 (48)	15 (52)
Testicular nonseminomatous germ cell tumor	62	30 (48)	32 (52)
Cervical intraepithelial neoplasia (grade 3)	29	17 (59)	12 (41)
Malignant melanoma	48	34 (71)	14 (29)
Adenoma of the adrenal gland	15	11 (73)	4 (27)
Schwannoma	46	34 (74)	12 (26)
Malignant fibrous histiocytoma	29	22 (76)	7 (24)
Adenocarcinoma of the stomach (intestinal subtype)	45	36 (80)	9 (20)
Chromophobe renal cell carcinoma	15	12 (80)	3 (20)
Invasive lobular carcinoma of the breast	46	37 (80)	9 (20)
Medullary carcinoma of the breast	30	25 (83)	5 (17)
Squamous cell carcinoma of the larynx	49	41 (84)	8 (16)
Small cell carcinoma of the lung	49	41 (84)	8 (16)
Invasive transitional cell carcinoma of the urinary bladder	43	36 (84)	7 (16)
Mucinous carcinoma of the breast	26	22 (85)	4 (15)
Squamous cell carcinoma of the cervix	41	35 (85)	6 (15)

Figure 14. Screening of a panel of over 4,000 tumor samples found that GPC3 is expressed in numerous cancers. Baumhoer et al., Am J Clin Pathol 2008;129:899-906.

In a trial conducted by David Ho at the University of Hong Kong and colleagues and published in the journal PLOS One in 2012, high levels of GPC3 are detected by immunohistochemistry in a large proportion of HCC tumor tissue samples, but no GPC3 can be detected in adjacent normal cells.

Figure 15. Immunohistochemistry detected strong signals of GPC3 in liver tumor tissue, but negative staining for GPC3 was detected in the adjacent non-tumorous tissue. Adapted from Ho et al., PLoS One. 2012;7(5).

Adicet’s solution, ADI-002

ADI-002 is an anti-GPC3 CAR gamma delta T cell product candidate that Adicet is developing for the treatment of solid tumors. The company believes that modification of Vg1 gamma delta T cells, which have an inherent tumor homing ability, with a CAR that is specific for GPC3, will result in a therapeutic product able to have potent antitumor activity in patients suffering from multiple solid tumors. Adicet intends to file an IND application with the FDA in 2021 for ADI-002. Subject to the FDA regulatory process for review of INDs, Adicet intends to initiate a clinical trial and treat the first patient with ADI-002 in 2021.

To enhance the proliferative ability and durability of the company’s anti-GPC3 CAR gamma delta T cells, Adicet engineered these cells to express soluble IL-15. The company anticipates that the tumor homing ability of gamma delta T cells will result in expression of IL-15 predominantly in tumors. In combination with the inherent secretion of factors such as interferon gamma from activated gamma delta T cells, the secretion of IL-15 is anticipated to lead to reversal of immunosuppressive effects in the tumor microenvironment and direct stimulation of the gamma delta T cells.

Adicet demonstrated in in vitro assays that the company’s anti-GPC3 CAR gamma delta T cells have potent and GPC3-antigen-dependent cell killing activity. When Adicet’s anti-GPC3 CAR-T cells were added to HepG2 cells, a cell line expressing GPC3 that was derived from a patient with HCC, an increase in tumor cell killing was observed. Gamma delta T cells prepared without the addition of the company’s anti-GPC3 CAR were still able to kill the HepG2 cells, only with less potency at 18 hours. The company believes that this CAR-independent killing activity was driven by innate receptors on the company’s gamma delta T cells and that this innate antitumor activity may provide meaningful antitumor clinical activity in cases in which tumors may lose the expression of the targeted GPC3 antigen. Loss of tumor-expressed antigens represents a significant mechanism of escape from antitumor activities from other immunotherapies such as anti-CD19 CAR-T cell therapies. The ability to continue to have antitumor activity driven by the innate immune cell properties of the company’s gamma delta T cells is a distinct advantage compared to alpha beta T cells, which lack this capability. Adicet’s gamma delta T cells had no cell killing activity when added to RAT2 normal fibroblasts that do not express GPC3.

Figure 16. Expression of an anti-GPC3 CAR in gamma delta T cells led to potentiation of killing of HepG2 hepatocellular carcinoma cell line.

Anti-GPC3 CAR gamma delta T cells had dose-dependent antitumor activity in HepG2 tumors in immunodeficient mice. HepG2 tumor cells were inoculated into immunocompromised mice and allowed to grow to a volume of 200 mm3 over a period of approximately eight days. A single dose of anti-GPC3 CAR gamma delta T cells was then administered and tumor growth at day 37 was assessed. High doses of anti-GPC3 gamma delta T cells led to complete suppression of tumor growth.

Figure 17. Dose-dependent inhibition of HepG2 tumor growth by anti-GPC3 gamma delta T cells

Future clinical candidates in solid tumors.

In addition to the product candidates described above, the Adicet team anticipates many further opportunities for developing product candidates based on the company’s gamma delta T cell technology. Adicet believes that the spectrum of indications that products such as CAR-T cell therapies have been able to address has been limited by two factors: the weak ability of alpha beta T cell-based therapies to penetrate solid tumors, and the scarcity of tumor-specific antigens on the cell surface that can be targeted by antibody-derived binding domains that are an essential component of the CAR constructs. Adicet believes that the tumor homing ability of its gamma delta T cell technology represents a potential solution to the solid tumor localization problem and its TRC-like, or TCRL, antibody technology can be used to identify and target tumor-specific antigens.

The tumor recognition challenge

Therapeutics such as antibodies and CARs recognize cell surface molecules. In HCC and select other tumors, there are proteins such as GPC3 which are selectively expressed on the surface of tumors cells that can be used as antigens for immune-targeted therapy. The lack of their expression on normal cells limits the potential of on-target, off-tumor systemic toxicities. Surface-expressed proteins that are strictly expressed only on tumor cells are, however, rare. In most cases surface expressed antigens such as CD19 and CD20 are expressed both on hematopoietic tumor and normal cells. Therapies that target CD19 or CD20 therefore result in killing of both tumor and normal cells. In hematological malignancies these therapies result in systemic depletion of normal B cells. However, this is mechanism-based toxicity can be managed in clinical practice. Challenges arise with antigens such as epidermal growth factor receptor, or EGFR, that is overexpressed on some types of tumor cells, but also expressed on normal epithelial cells elsewhere in the body. Dosing with anti-EGFR antibodies has led to significant dermatological and cardiac toxicities.

Intracellular proteins represent nearly half of the proteins found in human cells. These proteins provide an untapped reservoir of potential tumor-specific antigens that are inaccessible to traditional antibody-binding domains. Immune surveillance for these intracellular proteins is normally done by alpha beta T cells. These intracellular proteins are chopped up by a cell component known as the proteasome into short peptides between eight and ten amino acids long. These short peptides are then presented to the T cells by the MHC. TCRs on the T cells are then able to recognize the complex of the peptide and the MHC, triggering creation of T-cell populations prepared to attack these specific sequences.

Gamma delta T cells have advantages compared to alpha beta T cells with regard to their potential as allogeneic therapies, their ability to localize to tumors and their retention of innate immune signaling pathways. However, to be most effective they need to be able to be engineered to attack specific tumors.

Adicet’s solution, TCRLs

Adicet has developed an antibody platform that enables the discovery of TCR-like, or TCRL, antibodies that recognize peptides that are presented on the cell surface by specific MHC molecules. In effect, Adicet’s TCRL antibodies have the same antigen recognition properties as TCRs but are highly specific for a single tumor antigen and MHC molecule. They do not recognize other MHC molecules or antigens that may be expressed by healthy cells.

Figure 18. Schematic diagram of the interaction between the company’s TCRL antibodies and tumor-specific peptides presented by the MHC.

TCRLs are conventional antibodies with antigen binding domains that specifically recognize peptide-MHC complexes that can be used to create CARs. Introduction of these CARs into Adicet’s gamma delta T cells enables them to target tumors expressing intracellular tumor antigens when these antigens are selectively presented by MHC on the surface of tumor cells. Gamma delta CAR-T cells generated using TCRLs open up the potential to bring immune cell therapy to tumors that lack tumor-specific surface antigens, a group that includes most solid tumors.

The TCRL discovery process starts by carrying out an analysis of the peptides expressed by MHC receptors in a panel of hundreds of tumor and normal tissues. In searching for candidate peptides, the company focuses on differentially expressed peptides that are broadly expressed in tumors but that are not found in normal tissues. Candidate peptides are then validated by expression analysis both in other tissues as well as in databases. Those peptides that, based on bioinformatic analysis, are predicted to have minimal cross-reactivity with peptides from normal cells are then further prioritized. This peptide discovery process leads, step-by-step, to the narrowing of the list of potential candidates by approximately one thousand-fold. Once a tractable number of remaining candidates has been identified, a population that includes the most promising ones, antibodies are then created that are specific to the complex of an MHC receptor and the bound peptides. These antibodies mimic key aspects of tumor as recognized by the immune system. By creating CARs that incorporate these antigen-recognition templates in gamma delta T cell-based product candidates, the company creates a set of candidates designed to specifically attack tumors by virtue of their intracellular proteins.

Tyrosinase is a well-validated tumor-expressed antigen for which Adicet has developed TCRLs. The specificity for a mouse and a humanized version of one of these TCRLs was determined by comparing their binding affinity to that of a series of peptides that contained single amino acid changes. It was learned that changes to any of the internal eight amino acid positions to the amino acid alanine led to reductions in binding of 70% or greater. Substituting any amino acid in a non-anchor position resulted in substantial loss of binding, and indicates the high degree of specificity that the TCRL antibody has for the targeted MHC peptide complex.

Figure 19. Single amino acid changes to the targeted peptide reduced binding by at least 70 percent.

The antigen-binding domain from a tyrosinase TCRL was incorporated into a CAR and introduced into the company’s gamma delta T cells to assess cell killing activity against tumor cell lines. These anti-Tyr CAR gamma delta T cells led to cell killing of WM266.4 human metastatic melanoma tumor cells, which are known to express tyrosinase. Anti-Tyr CAR gamma delta T cells, however, had no cell killing activity when tested against ten other cell lines from tumors such as colon, bladder and pancreatic cancers, B cell leukemia and retinoblastoma – all of which do not express tyrosinase. That observation points to a desirable level of specificity for the company’s anti-Tyr CAR gamma delta T cells and to an important in vitro proof of concept.

Furthermore, these anti-Tyr CAR gamma delta T cells had potent antitumor activity in a WM266.4 tumor model leading to tumor shrinkage within five days of administration and a durable antitumor response through 27 days. Although the TCRL-based CAR that is generated binds to a MHC-peptide complex, it does not induce the GvHD that is seen with alpha beta T cells because it recognizes a single peptide that has been selected to be highly specific for tumor cells.

Figure 20. Anti-Tyr CAR gamma delta T cells showed potent antitumor activity in a WM266.4 melanoma model.

Adicet has generated TCRLs against a number of solid tumor antigens which are being evaluating in animal models. Adicet intends to advance at least one candidate from these early stage programs into IND-enabling studies in 2021. Adicet believes that the combination of the company’s gamma delta and TCRL technology provides the basis for a new generation of CAR-T cell therapies that have the potential to transform the treatment of solid tumors.

Adicet Intellectual Property

Adicet’s gamma delta T cell-based product candidates and substantially all of Adicet’s intellectual property have been developed by Adicet, with certain antigen binding domains derived from its collaboration with Regeneron. Additional intellectual portfolio assets were acquired via acquisition of Applied Immune Technologies Ltd. in 2016. Adicet strives to protect and enhance the proprietary technology, inventions and improvements that are commercially material to Adicet’s business, including seeking, maintaining and defending Adicet’s patent rights.

Adicet’s policy is to develop and maintain protection of Adicet’s proprietary position by, among other methods, filing or in-licensing U.S. and foreign patents and applications related to Adicet’s technology, inventions, and improvements that are material to the development and implementation of Adicet’s business. Adicet also relies on trademarks, trade secrets, know-how, continuing technological innovation, confidentiality agreements, and invention assignment agreements to develop and maintain Adicet’s proprietary position.

Adicet’s patent portfolio includes protection for Adicet’s lead product candidates, ADI-001 and ADI-002, as well as Adicet’s other research-stage candidates. As of the date of this proxy statement/prospectus/information statement, there are multiple patent families comprising three pending U.S. non-provisional applications and over 20 foreign patent applications pending in such jurisdictions as Australia, Canada, China, Europe, Japan, Russia, and South Africa with claims directed to reagents and related protocols for gamma delta T cell expansion and resulting compositions of matter encompassing both ADI-001 and ADI-002, which, if issued, are expected to expire between 2035 and 2037. As of the date of this proxy statement/prospectus/information statement, there are also two international patent applications, or PCT applications, with claims directed to CAR constructs and antigen binding domains relating to ADI-001 and ADI-002, as well as their methods of use for certain indications, preconditioning methods, and dosing regimens, where applications claiming the benefit of these PCT applications, if issued, would expire between 2038 and 2039. With respect to ADI-001, Adicet has a collaboration with Regeneron which grants Adicet access to certain proprietary antigen binding domains covered by Regeneron’s patent rights, including in particular the antigen binding domain incorporated into ADI-001. Additionally, there are multiple granted patents and pending patent applications in the U.S. and internationally directed to Adicet’s TCRL platform technology as previously referenced on page 308 of this proxy statement/prospectus/information statement, with actual and, in the case of pending applications, anticipated expiration dates between 2021 and 2037. Although certain earlier patents relating to Adicet’s TCRL platform technology will expire in 2021, other patents covering this technology remain in force, or are expected to issue from pending applications, including three pending patent families directed to certain carcinoma, melanoma and glioblastoma targets, including tyrosinase referenced on page 309 of this proxy statement/prospectus/information statement, which, if issued, are expected to expire between 2036 and 2037. As a result, Adicet does not expect that the expiration of the earlier patents in its TCRL portfolio, individually or in the aggregate, will have a material adverse effect on its future operations or financial position.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which Adicet files, the patent term is 20 years from the date of filing of the first non-provisional application to which priority is claimed. In the United States, patent term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed patent. In the United States, the term of a patent that covers an FDA-approved drug may also be eligible for a patent term extension of up to five years under the Hatch-Waxman Act, which is designed to compensate for the patent term lost during the FDA regulatory review process. The length of the patent term extension involves a complex calculation based on the length of time it takes for regulatory review. A patent term extension under the Hatch-Waxman Act cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Moreover, a patent can only be extended once, and thus, if a single patent is applicable to multiple products, it can only be extended based on one product. Similar provisions are available in Europe and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug.

Adicet’s commercial success depends in part on Adicet’s ability to obtain and maintain proprietary protection for Adicet’s product candidates, as well as novel discoveries, core technologies, and know-how, as well as its ability to operate without infringing on the proprietary rights of others and to prevent others from infringing Adicet’s proprietary rights.

The patent positions of companies like Adicet are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Consequently, Adicet does not know whether any of its product candidates will be protectable or remain protected by enforceable patents, or will be commercially useful in protecting Adicet’s commercial products and methods of using and manufacturing the same. Adicet also cannot predict whether the patent applications it is currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that Adicet holds or controls may be challenged, circumvented or invalidated by third parties. In addition, while Adicet has confidence in Adicet’s agreements and security measures, either may be breached, and Adicet may not have adequate remedies. Further, Adicet’s trade secrets may otherwise become known or independently discovered by competitors.

Adicet has licensed various intellectual property and trade secrets to third parties for purposes of collaboration, product development and research and development.

Strategic Agreements

License and Collaboration Agreement with Regeneron

On July 29, 2016, Adicet entered into a license and collaboration agreement with Regeneron, which was amended in April 2019, with such amendment becoming effective in connection with Regeneron’s investment in the company’s Series B preferred stock private placement transaction in July 2019 (as amended, referred to as the “Regeneron Agreement”).

Agreement Structure. The Regeneron Agreement has two principal components: (a) a research collaboration component under which the parties will research, develop, and commercialize next-generation engineered gamma delta immune cell therapeutics, or ICPs, namely engineered gamma delta immune cells with CARs and TCRs directed to disease-specific cell surface antigens, which includes the grant of certain licenses to intellectual property between the two parties, and (b) for a certain period following the effective date, a license to Adicet to use certain of Regeneron’s proprietary mice to develop and commercialize ICPs generated by Adicet, with certain limitations relating to targets under the Regeneron Agreement.

Research Collaboration. Research activities under the collaboration are governed by research plans, which include the strategy, goals, activities, and responsibilities of the parties with respect to a target. Adicet is primarily responsible for generating, validating, and optimizing ICPs, developing processes for manufacture of ICPs, and certain preclinical and clinical manufacturing activities for ICP’s; Regeneron’s key responsibility is generating, validating, and optimizing CARs and TCRs that bind to the applicable target. The parties have formed a joint research committee to monitor and govern the research and development efforts during the research program term.

Rights to Research Targets. Under the terms of the five-year research collaboration, the parties will conduct research on mutually agreed upon targets. Regeneron may obtain exclusive rights for the targets that it chooses in accordance with the target selection mechanism set forth in the Regeneron Agreement, and Adicet similarly may obtain exclusive rights for targets it chooses in accordance with such target selection mechanism. Adicet has the right to develop and commercialize ICPs to the first collaboration target to come out of the research program. In connection with an IND submission, Regeneron has an option to exercise exclusive rights for ADI-002 and potentially for additional targets to be mutually agreed upon. For those targets it does not have an option to license, Regeneron has a right of first negotiation for up to two targets. Regeneron has the right to terminate the research program in its entirety (a) for convenience on six months prior written notice given at any time after December 31, 2019, or (b) following a change of control (as defined in the Regeneron Agreement) of Adicet. The parties mutually agreed to their first product declaration criteria for collaboration ICP, CD20, in 2018.

Rights to Adicet-Developed Targets. Regeneron has an exclusive license to use targeting moieties generated by Adicet by its use of Regeneron’s proprietary mice to develop and commercialize non-ICPs.

Exclusivity. During the five-year target selection period, Adicet may not directly or indirectly research, develop, manufacture or commercialize an ICP, or grant a license to do the foregoing, except pursuant to the Regeneron Agreement. For so long as either party is researching or developing an ICP to a target under the research program, neither party may research, develop, manufacture or commercialize any other ICP to such target, or grant a license to do the foregoing. And for so long as a party is researching, developing or commercializing an ICP to target that is licensed to it (and royalty bearing) under the agreement, neither party may research, develop, manufacture or commercialize any other ICP to such target, or grant a license to permit another party to do the foregoing. These exclusivity obligations are limited to engineered gamma delta immune cells to targets reasonably considered to have therapeutic relevance in oncology. The Regeneron Agreement includes certain exceptions to the exclusivity obligations of the parties, including with respect to targets that are rejected by one party in the target selection process, as well as protections in the event of a change of control of a party where the acquirer has a competing program.

Co-Funding and Profit Sharing. Adicet has an option to co-fund specified portions of the future development costs for, and to co-promote, ICPs to a target for which Regeneron has exercised an option, and to participate in the profits for such target. Adicet has the right to exercise this right in various geographic regions, including on a worldwide basis. In the event Adicet exercises such right, the parties will share further development costs and revenues proportionally to their co-funding percentages.

Financial Terms. Adicet received a non-refundable upfront payment of $25.0 million from Regeneron upon execution of the Regeneron Agreement, received an aggregate of $10.0 million of additional payments for research funding from Regeneron as of June 30, 2020 and received an additional payment of $10.0 million dollars from Regeneron in July 2020 for timely achieving a milestone relating to the selection of a clinical candidate related to the second collaboration target. In addition, Regeneron may have to pay Adicet additional amounts in the future consisting of up to an aggregate of $100.0 million of option exercise fees, as specified in the Regeneron Agreement. Regeneron must also pay Adicet high single digit royalties as a percentage of net sales for ICPs to targets for which it has exclusive rights, and low single digit royalties as a percentage of net sales on any non-ICP product comprising a targeting moiety generated by Adicet through the use of Regeneron’s proprietary mice. Adicet must pay Regeneron mid-single to low double digit, but less than teens, of royalties as a percentage of net sales of ICPs to targets for which Adicet has exercised exclusive rights, and low to mid-single digit of royalties as a percentage of net sales of targeting moieties generated from Adicet’s license to use Regeneron’s proprietary mice. Royalties are payable until the longer of the expiration or invalidity of the licensed patent rights or twelve (12) years from first commercial sale.

Other Terms. The Regeneron Agreement contains customary representations, warranties and covenants by Adicet and Regeneron and includes (i) an obligation of Adicet to use commercially reasonable efforts to develop and commercialize at least one product based on a collaboration ICP that is not an optioned collaboration ICP for each collaboration target and (ii) an obligation of Regeneron to use commercially reasonable efforts to develop and commercialize at least one product based on an optioned collaboration ICP for each collaboration target. Adicet and Regeneron are required to indemnify the other party against all losses and expenses related to breaches of its representations, warranties and covenants under the Regeneron Agreement.

Term and Termination. The term of the Regeneron Agreement expires, on a product by product basis, on the expiration of the obligation to pay royalties for such product. The Regeneron Agreement is subject to early termination by either party upon uncured material breach by the other party. The licenses to develop and commercialize an ICP to a target that one party has exclusively licensed may be terminated by such party for convenience.

Equity Investments. In connection with its collaboration, Regeneron and Adicet entered into a side letter pursuant to which, among other matters, Regeneron was granted certain stockholder rights and investment rights in connection with Adicet’s next equity financing that met certain criteria and in connection with an initial public offering by Adicet. Regeneron exercised its investment right and purchased approximately $10.0 million of Adicet’s Series B preferred stock in a private placement transaction in July 2019. The remaining obligations under the side letter agreement will terminate immediately prior to the effective time of the merger.

License Agreement with TRDF

Adicet and its wholly owned subsidiary, Adicet Bio Israel, Ltd. (formerly Applied Immune Technology Ltd.), are parties to an Amended and Restated License Agreement dated May 21, 2014, as was amended in June 2015 and January 2016, with Technion Research and Development Foundation Ltd., or TRDF, the technology transfer subsidiary of Technion – Israel Institute of Technology, or Technion. The license agreement provides Adicet with an exclusive, royalty-bearing, worldwide license, with a right to grant sublicenses, to make use of certain TRDF patents and know-how relating to moieties that recognize and bind to TCRLs, along with certain improvements and research results developed at TRDF and relating to either the licensed patents and know-how of TCRL, in each case for the purposes of research, development, and commercialization of specified products. Adicet further obtained joint ownership rights in improvements, developments, and inventions developed in the laboratory of a specified professor under certain conditions, including where Adicet provided specified amounts of funding for research specific to TCRL compounds. TRDF also grants Adicet an exclusive, worldwide, assignable, sublicensable license to TRDF’s rights in such jointly owned improvements, developments, and inventions. Technion further agrees not to enforce against Adicet any TCRL-related technology owned by Technion but not licensed to Adicet under the agreement, and to require its licensees to agree to the same. Adicet is required to meet certain diligence obligations to preserve its exclusive licenses. Either Adicet or Technion may terminate the agreement or a specific license if the other party materially breaches its obligations under the agreement or with respect to a specific license granted under it, and fails to cure that breach. Adicet has the right to terminate the agreement at any time by providing notice to TRDF.

In return for the license, Adicet is required to pay TRDF, for ten (10) years after the first commercial sale of a product for which it owes royalties under the agreement, on a licensed-product-by-licensed-product basis, (i) certain royalties in the low single-digit percentages of all net sales by Adicet and any of its controlled affiliates, and (ii) the lesser of (a) a low single-digit percentage of net sales of Adicet’s sublicensees, or (b) low double-digit percentage of amounts received by Adicet or its controlled affiliates in the form of royalties on net sales from its sublicensees, subject to certain reductions. Furthermore, Adicet agreed to pay for all patent filing and maintenance expenses for the patents included in the licenses granted to Adicet by TRDF, with limited exceptions.

Under the agreement, TRDF reserves the right, for itself, alone or with other certain academic institutions, to utilize the licensed technology solely for educational and non-commercial research purposes.

The license agreement continues in full force and effect on a product-by-product and country-by-country basis until the expiration of all payment obligations for any licensed product as described above. Upon the expiration, Adicet will have a fully paid-up, worldwide, non-exclusive license (with the right to grant sublicenses) to develop, have developed, manufacture, have manufactured, use, market, offer for sale, sell, have sold, import, export, and otherwise transfer physical possession or title to products for which royalties would have otherwise been due under the agreement.

Manufacturing

Adicet is developing and enabling scalable and propriety cGMP-compliant manufacturing processes. Adicet has invested resources to optimize its manufacturing process and plans to continue to invest to continuously improve its production and supply chain capabilities over time.

Adicet manufactures cell-based immunotherapy products based on gamma delta T cells that are obtained from the blood of healthy donors who are unrelated to the patients that will be treated. These products are classed as allogeneic cell therapy products. Donor-derived blood is fractionated and the fractions containing gamma delta T cells are frozen prior to use in future manufacturing campaigns. Adicet believes that its freezing and storing of the donor blood products allows Adicet to efficiently schedule subsequent manufacturing steps. After obtaining blood products from healthy donors the manufacturing process begins with the activation of a subpopulation of gamma delta T cells using an antibody that is proprietary to Adicet. This antibody, in combination with other factors including the cytokine, IL-2, induces gamma delta T cells to proliferate, whereupon Adicet exposes the cells to a viral vector that transfers a gene sequence encoding a CAR, or other gene sequences, to the proliferating cells. This step is referred to as the transduction step. Following the transduction step gamma delta T cells are induced to proliferate further with IL-2 before an enrichment step that increases the proportion of gamma delta T cells, removes unwanted residual alpha beta T cells and results in the CAR-modified gamma delta T cells drug product. CAR-modified gamma delta T cell products are then frozen in single-use vials for long-term storage at cryogenic temperatures. These storage conditions are designed to ensure stability of the cell-based drug products for protracted periods of time. The storage in singe use vials is designed to simplify the handling and treatment administration. Just prior to administration of treatment, the vials will be thawed and then the contents infused into the patient. Adicet believes that the single manufacturing process it is developing will be able to be completed in approximately two weeks and will result in sufficient quantities of drug product to treat numerous patients.

To date, Adicet currently relies, and expects to continue to rely, on third parties for the manufacture of its product candidates and any products that it may develop. Adicet has chosen to partner with a number of contract manufacturing organizations in the United States and Europe to access specific capabilities to ensure that the manufacturing process is highly scalable, closed and fully cGMP-compliant. This strategy allows Adicet to maintain a more flexible infrastructure while focusing its expertise on developing its products. In addition to the quality management systems utilized by strategic manufacturing partners, Adicet has established a quality control and quality assurance program, which includes a set of standard operating procedures and specifications designed to ensure that Adicet’s products are manufactured in accordance with cGMPs, and other applicable domestic and foreign regulations.

For example, Adicet currently engages a single US-based third-party manufacturer to provide the active pharmaceutical ingredient for ADI-001. Adicet also utilizes separate third party contractors to manufacture cGMP-compliant starting and critical materials that are used for the manufacturing of its product candidates, such as donor blood products, gamma delta T cell activating antibody and viral vectors that are used to deliver the applicable CAR gene into the T cells. Adicet believes all materials and components utilized in the production of the cell line, viral vector and final gamma delta T cell product are available from qualified suppliers and suitable for pivotal process development in readiness for registration and commercialization. Going forward, Adicet intends to continue to expand its manufacturing capability through agreements with leading cell therapy contract manufacturing organizations.

If any of Adicet’s current manufacturers becomes unavailable to Adicet for any reason, Adicet believes that there are a number of potential replacements, although Adicet would likely incur some delay in identifying and qualifying such replacements. Adicet plans to continue to create a robust supply chain with redundant sources of supply comprised of both internal and external infrastructure.

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Adicet faces potential competition from many different sources, including existing and novel therapies developed by biopharmaceutical companies, academic research institutions, governmental agencies and public and private research institutions, in addition to standard of care treatments.

Novartis and Kite Pharma were the first to achieve FDA approval for autologous T cell therapies. In August 2017, Novartis obtained FDA approval to commercialize Kymriah®, for the treatment of children and young adults with B-cell ALL that is refractory or has relapsed at least twice. In May 2018, Kymriah® received FDA approval for adults with R/R large B-cell lymphoma. In October 2017, Kite Pharma obtained FDA approval to commercialize Yescarta®, the first CAR T cell product candidate for the treatment of adult patients with R/R large B-cell lymphoma.

Due to the promising therapeutic effect of T cell therapies in clinical trials, Adicet anticipates increasing competition from existing and new companies developing these therapies, as well as in the development of allogeneic T cell therapies generally. Potential T cell therapy competitors include, but are not limited to:

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Allogeneic T cell therapy competition: Atara Biotherapeutics, Inc., Allogene Therapeutics, Inc., Cellectis, S.A., Celyad S.A., CRISPR Therapeutics AG, Editas Medicine, Inc., Fate Therapeutics Inc., Gilead Sciences, Inc. (acquired Kite Pharma), Intellia Therapeutics, Inc., Poseida Therapeutics, Inc., Precision Biosciences, Inc., Immatics Biotechnologies GmbH, GammaDelta Therapeutics Limited, TC BioPharm Limited, Incysus Therapeutics, Inc. and Gadeta BV.

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Autologous T cell therapy competition: Adaptimmune Therapeutics PLC, Autolus Therapeutics plc, bluebird bio, Inc., Bristol-Myers Squibb Company, Gilead Sciences, Inc., Johnson & Johnson, Iovance Biotherapeutics, Inc., Mustang Bio, Inc., Novartis International AG, TCR² Therapeutics Inc. and Tmunity Therapeutics, Inc.

Although Adicet believes Adicet is currently unique in Adicet’s development of proprietary processes for engineering and manufacturing gamma delta T cells expressing CARs due to what Adicet believes is the enormous promise of these cells, it is likely that additional competition may arise from existing companies currently focusing on development of alpha beta or gamma delta T-cell therapies, or from new entrants in the field.

Competition may also arise from non-cell based immune oncology platforms. For instance, Adicet may experience competition from companies, such as Amgen Inc., Bristol-Myers Squibb Company, F. Hoffmann-La Roche AG, Genmab A/S, GlaxoSmithKline plc, MacroGenics, Inc., Merus N.V., Regeneron Pharmaceuticals, Inc., and Xencor Inc., that are pursuing bispecific antibodies, which target both the cancer antigen and T-cell receptor, thus bringing both cancer cells and T cells in close proximity to maximize the likelihood of an immune response to the cancer cells. Additionally, companies, such as Amgen Inc., AbbVie, Daiichi Sankyo Company, Limited, GlaxoSmithKline plc, ImmunoGen, Inc., Immunomedics, Inc., and Seattle Genetics, Inc., are pursuing antibody drug conjugates, which utilize the targeting ability of antibodies to deliver cell-killing agents directly to cancer cells.

Many of Adicet’s competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, pre-clinical testing, clinical trials, manufacturing, and marketing than Adicet does. Future collaborations and mergers and acquisitions may result in further resource concentration among a smaller number of competitors.

Adicet’s commercial potential could be reduced or eliminated if Adicet’s competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than products that Adicet may develop. Adicet’s competitors also may obtain FDA or other regulatory approval for their products more rapidly than Adicet may obtain approval for its own products, which could result in Adicet’s competitors establishing a strong market position before Adicet is able to enter the market or make Adicet’s development more complicated. The key competitive factors affecting the success of all of Adicet’s programs are likely to be efficacy, safety and tolerability profile, convenience, price, reimbursement and cost of manufacturing.

These competitors may also vie for a similar pool of qualified scientific and management talent, sites and patient populations for clinical trials, and investor capital, as well as for technologies complementary to, or necessary for, Adicet’s programs.

Government Regulation and Product Approval

As a biopharmaceutical company that operates in the United States, Adicet is subject to extensive regulation. Adicet’s cell products will be regulated as biologics. With this classification, commercial production of Adicet’s products will need to occur in registered facilities in compliance with cGMP for biologics. The FDA categorizes human cell- or tissue-based products as either minimally manipulated or more than minimally manipulated, and has determined that more than minimally manipulated products require clinical trials to demonstrate product safety and efficacy and the submission of a Biologics License Application, or BLA, to the FDA for marketing authorization. Adicet’s products are considered more than minimally manipulated and will require evaluation in clinical trials and the submission and approval of a BLA before Adicet can market them. Generally, before a new drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

Government authorities in the United States (at the federal, state and local level) and in other countries extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of biopharmaceutical products such as those Adicet is developing. Adicet’s product candidates must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agency before they may be legally marketed in foreign countries. Generally, Adicet’s activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Additionally, some significant aspects of regulation in Europe are addressed in a centralized way but country-specific regulation remains essential in many respects. The process for obtaining regulatory marketing approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Product Development Process

In the United States, the FDA regulates pharmaceutical and biological products under the Federal Food, Drug and Cosmetic Act, or the FDCA, the Public Health Service Act, or the PHSA, and their implemented regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include, among other actions, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on Adicet. The process required by the FDA before a biological product may be marketed in the United States generally involves the following:

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completion of nonclinical laboratory tests and key animal studies according to good laboratory practices, or GLPs, and applicable requirements for the humane use of laboratory animals or other applicable regulations;

•	submission to the FDA of an IND application, which is subject to a waiting period of thirty (30) calendar days, must become effective before human clinical trials may begin;

•	approval by an independent Institutional Review Board, or IRB, or ethics committee for each clinical site before the trial is commenced;

•	performance of adequate and well-controlled human clinical trials according to the FDA’s regulations commonly referred to as good clinical practices, or GCPs, and any additional requirements for the protection of human research patients and their health information, to establish the safety and efficacy of the proposed biological product for its intended use;

•	submission to the FDA of a BLA for marketing approval that includes substantial evidence of safety, purity, and potency from results of nonclinical testing and clinical trials;

•	satisfactory completion of an FDA Advisory Committee review, if applicable;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biological product is produced to assess compliance with cGMP, to assure that the facilities, methods and controls are adequate to preserve the biological product’s identity, strength, quality and purity and, if applicable, the FDA’s current good tissue practices, or GTPs, for the use of human cellular and tissue products;

•	potential FDA audit of the nonclinical study and clinical trial sites that generated the data in support of the BLA; and

•	FDA review and approval, or licensure, of the BLA prior to any commercial marketing or sale of the biologic in the United States.

Before testing any biological product candidate, including Adicet’s product candidates, in humans, the product candidate enters the preclinical testing stage. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the product candidate. The conduct of the key preclinical tests must comply with federal regulations and requirements including GLPs. An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before human clinical trials may begin. The clinical trial sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective thirty (30) days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and requests additional information and or places the trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a biological product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, trials may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, Adicet cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such trials.

Clinical trials involve the administration of the biological product candidate to patients under the supervision of qualified investigators at independent clinical sites/hospitals, physicians not employed by or under the trial sponsor’s control. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. Clinical trials must be conducted and monitored in accordance with the FDA’s regulations comprising the GCP requirements, including the requirement that all research patients provide informed consent. Further, each clinical trial must be reviewed and approved by an independent IRB at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of a BLA. A clinical trial outside the United States may also be conducted under the authorization of similar regulatory authorities of the country/region. The FDA will accept a well-designed and well-conducted foreign clinical study not conducted under an IND if the study was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1. The biological product is typically introduced into healthy human subjects and tested for safety. However, in the case of some products for severe or life-threatening diseases, such as cancer or hematological malignancies that Adicet aspires to treat, initial human testing is routinely conducted directly in ill patients with the approval of relevant ethics committee(s) under the supervision of a licensed physician.

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Phase 2. The biological product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

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Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy, potency, and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk to benefit ratio of the product and provide an adequate basis for product labeling.

Post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up. In case of an accelerated BLA approval based on limited clinical data, FDA may mandate a Phase 4 clinical trial prior to full approval. During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA, and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human patients, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within fifteen (15) calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven (7) calendar days after the sponsor’s initial receipt of the information.

Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk, including risks inferred from other unrelated immunotherapy trials. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biological product has been associated with unexpected serious harm to patients.

Concurrently with clinical trials, companies usually complete additional studies and must also develop additional information about the physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product according to the requirements of the phase of clinical development. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

Further, as a result of the COVID-19 pandemic, the extent and length of which is uncertain, Adicet will be required to develop and implement additional clinical study policies and procedures designed to help protect study participants from the COVID-19 virus, which may include using telemedicine visits and remote monitoring of patients and clinical sites. Adicet will also need to ensure data from its clinical studies that may be disrupted as a result of the pandemic is collected pursuant to the study protocol and is consistent with GCPs, with any material protocol deviation reviewed and approved by the site IRB. Patients who may miss scheduled appointments, any interruption in study drug supply, or other consequence that may result in incomplete data being generated during a study as a result of the pandemic must be adequately documented and justified. For example, on March 18, 2020, the FDA issued a guidance on conducting clinical trials during the pandemic, which describe a number of considerations for sponsors of clinical trials impacted by the pandemic, including the requirement to include in the clinical study report (or as a separate document) contingency measures implemented to manage the study, and any disruption of the study as a result of COVID-19; a list of all study participants affected by COVID-19-related study disruption by unique subject identifier and by investigational site, and a description of how the individual’s participation was altered; and analyses and corresponding discussions that address the impact of implemented contingency measures (e.g., participant discontinuation from investigational product and/or study, alternative procedures used to collect critical safety and/or efficacy data) on the safety and efficacy results reported for the study. As of August 4, 2020, the FDA continues to update and revise its guidance for ongoing clinical trials.

U.S. Review and Approval Processes

After the completion of clinical trials of a biological product, FDA approval of a BLA must be obtained before commercial marketing of the biological product. The BLA submission must include results of product safety, efficacy, development, laboratory and animal studies, human trials, information on the manufacture and composition of the product, proposed labeling and other relevant information. The testing and approval processes require substantial time and effort and there can be no assurance or guarantee that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual program fee for biological products. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

Within 60 or 74 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months from the filing date to complete its initial review of an original BLA and respond to the applicant, and six months from the filing date of an original BLA designated for priority review. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs, and the review process is often extended by FDA requests for additional information or clarification.

Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, potent, and/or effective for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

During the biological product approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy, or REMS, is necessary to assure the safe use of the biological product. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve a BLA without a REMS, if required. Both Kymriah® and Yescarta® were approved with a REMS.

Before approving a BLA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. For cellular immunotherapy products, the FDA also will not approve the product if the manufacturer is not in compliance with the cGTP, to the extent applicable. These are FDA regulations and guidance documents that in part govern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissue, and cellular and tissue based products, or HCT/Ps, which are human cells or tissue intended for implantation, transplant, infusion, or transfer into a human recipient. The primary intent of the GTP requirements is to ensure that cell and tissue based products are manufactured in a manner designed to prevent the introduction, transmission and spread of communicable disease. FDA regulations also require tissue establishments to register and list their HCT/Ps with the FDA and, when applicable, to evaluate donors through screening and testing. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND trial requirements and GCP requirements. To assure cGMP, GTP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production, and quality control.

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA does not satisfy its regulatory criteria for approval and deny approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than Adicet interprets the same data. If the agency decides not to approve the BLA in its present form, the FDA will issue a complete response letter that describes all of the specific deficiencies in the BLA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.

If a product receives regulatory approval, the approval may be limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. In addition, the FDA may require post marketing clinical trials, sometimes referred to as Phase 4 clinical trials, designed to further assess a biological product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Pediatric Information

In addition, under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. A sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration must submit an initial Pediatric Study Plan, or PSP, within sixty (60) days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 study. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application user fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Expedited Development and Review Programs

The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new products that meet certain criteria. Specifically, new products are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. Unique to a fast track product, the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA.

Any product submitted to the FDA for approval, including a product with a fast track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new product designated for priority review in an effort to facilitate the review. Additionally, a product may be eligible for accelerated approval. Products studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical studies. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Regenerative Medicine Advanced Therapy, or RMAT, designation was established by the FDA in 2017 to facilitate an efficient development program for, and expedite review of, any drug that meets the following criteria: (1) it qualifies as a RMAT, which is defined as a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, with limited exceptions; (2) it is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and (3) preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such a disease or condition. RMAT designation provides potential benefits that include more frequent meetings with FDA to discuss the development plan for the product candidate and eligibility for rolling review and priority review. Products granted RMAT designation may also be eligible for accelerated approval on the basis of a surrogate or intermediate endpoint reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites, including through expansion to additional sites. Once approved, when appropriate, the FDA can permit fulfillment of post-approval requirements under accelerated approval through the submission of clinical evidence, clinical studies, patient registries, or other sources of real world evidence such as electronic health records; through the collection of larger confirmatory datasets; or through post-approval monitoring of all patients treated with the therapy prior to approval.

Breakthrough therapy designation is also intended to expedite the development and review of products that treat serious or life-threatening conditions. The designation by FDA requires preliminary clinical evidence that a product candidate, alone or in combination with other drugs and biologics, demonstrates substantial improvement over currently available therapy on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough therapy designation comes with all of the benefits of fast track designation, which means that the sponsor may file sections of the BLA for review on a rolling basis if certain conditions are satisfied, including an agreement with FDA on the proposed schedule for submission of portions of the application and the payment of applicable user fees before the FDA may initiate a review.

Fast Track designation, priority review, RMAT and breakthrough therapy designation do not change the standards for approval but may expedite the development or regulatory approval process for Adicet’s products.

Post-Approval Requirements

Any products for which Adicet receives FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved uses (known as “off-label use”), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although a physician may prescribe a legally available product for an off-label use, if the physicians deems such product to be appropriate in his/her professional medical judgment, a manufacturer may not market or promote off-label uses. However, it is permissible to share in certain circumstances truthful and not misleading information that is consistent with the product’s approved labeling.

Further, additional FDA limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and may also require the implementation of other risk management measures, including a REMS, or the conduct of post-marketing studies to assess a newly discovered safety issue.

In addition, quality control and manufacturing procedures must continue to conform to applicable manufacturing requirements after approval to ensure the adequate stability of the product. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including, among other things, recall or withdrawal of the product from the market. In addition, changes to the manufacturing process are strictly regulated, and depending on the significance of the change, may require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and claims, are also subject to further FDA review and approval.

Adicet relies, and expects to continue to rely, on third parties to produce clinical and commercial quantities of Adicet’s products in accordance with cGMP regulations. These manufacturers must comply with cGMP regulations that require, among other things, quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved biologics are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP requirements and other laws.

The FDA also may require post-marketing testing, known as Phase 4 testing, and surveillance to monitor the effects of an approved product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the

FDA’s policies may change, which could delay or prevent regulatory approval of Adicet’s products under development.

U.S. Marketing Exclusivity

The Biologics Price Competition and Innovation Act, or BPCIA, amended the PHSA to authorize the FDA to approve similar versions of innovative biologics, commonly known as biosimilars. A competitor seeking approval of a biosimilar must file an application to establish its molecule as highly similar to an approved innovator biologic, among other requirements. The BPCIA, however, bars the FDA from approving biosimilar applications for 12 years after an innovator biological product receives initial marketing approval. This 12-year period of data exclusivity may be extended by six months, for a total of 12.5 years, if the FDA requests that the innovator company conduct pediatric clinical investigations of the product.

Depending upon the timing, duration and specifics of the FDA approval of the use of Adicet’s product candidates, some of Adicet’s U.S. patents, if granted, may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years, as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, Adicet may intend to apply for restoration of patent term for one of Adicet’s currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA.

Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, Adicet’s activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, the Centers for Medicare & Medicaid Services, or CMS, other divisions of the U.S. Department of Health and Human Services, or HHS, (e.g., the Office of Inspector General, the U.S. Department of Justice, or DOJ, and individual U.S. Attorney offices within the DOJ, and state and local governments). For example, Adicet’s business practices, including any of Adicet’s research and future sales, marketing and scientific/educational grant programs may be required to comply with the anti-fraud and abuse provisions of the Social Security Act, the false claims laws, the patient data privacy and security provisions of the Health Insurance Portability and Accountability Act, or HIPAA, transparency requirements, and similar state, local and foreign laws, each as amended.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item, good, facility or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, formulary managers, and other individuals and entities on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Adicet’s practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor.

Additionally, the intent standard under the federal Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, collectively, the Affordable Care Act, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. Rather, if “one purpose” of the remuneration is to induce referrals, the federal Anti-Kickback Statute is violated. In addition, the Affordable Care Act codified case law that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act (discussed below).

The civil monetary penalties statute imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to, among others, a federal healthcare program that the person knows or should know is for a medical or other item or service that was not provided as claimed or is false or fraudulent.

The federal civil False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. For example, pharmaceutical and other healthcare companies have been, and continue to be, investigated or prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product and for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus non-reimbursable, uses.

HIPAA created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

Also, many states have similar fraud and abuse statutes or regulations, such as state anti-kickback and false claims laws, which may be broader in scope and apply regardless of payor. These laws are enforced by various state agencies and through private actions. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant federal government compliance guidance, require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, and restrict marketing practices or require disclosure of marketing expenditures. In addition, certain state and local laws require the registration of pharmaceutical sales representatives.

Adicet may be subject to data privacy and security regulations by both the federal government and the states in which Adicet conducts their business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, imposes requirements on certain types of individuals and entities relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates that are independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Additionally, the federal Physician Payments Sunshine Act within the Affordable Care Act, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) annually report information to CMS related to certain payments or other transfers of value made or distributed to physicians, as defined by such law, and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, physicians and teaching hospitals and certain ownership and investment interests held by physicians and their immediate family members.

In order to distribute products commercially, Adicet must comply with state laws that require the registration of manufacturers and wholesale distributors of drug and biological products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical and biotechnology companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of Adicet’s activities are potentially subject to federal and state consumer protection and unfair competition laws.

If Adicet’s operations are found to be in violation of any of the federal and state healthcare laws described above or any other governmental regulations that apply to Adicet, Adicet may be subject to penalties, including without limitation, civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government programs, such as Medicare and Medicaid, refusal to allow Adicet to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, additional reporting requirements and/or oversight if Adicet becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of Adicet’s operations, any of which could adversely affect Adicet’s ability to operate Adicet’s business and Adicet’s results of operations.

Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which Adicet obtains regulatory approval. In the United States and markets in other countries, sales of any products for which Adicet receives regulatory approval for commercial sale will depend, in part, on the extent to which third-party payors provide coverage, and establish adequate reimbursement levels for such products. In the United States, third-party payors include federal and state healthcare programs, private managed care providers, health insurers and other organizations. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price of a product or for establishing the reimbursement rate that such a payor will pay for the product. Third-party payors may limit coverage to specific products on an approved list, or also known as a formulary, which might not include all of the FDA-approved products for a particular indication. Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy. Adicet may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of Adicet’s products, in addition to the costs required to obtain the FDA approvals. Adicet’s product candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Adequate third-party reimbursement may not be available to enable Adicet to maintain price levels sufficient to realize an appropriate return on Adicet’s investment in product development.

Different pricing and reimbursement schemes exist in other countries. In the EU, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any product candidates for which Adicet receives regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and Adicet expects will continue to increase the pressure on healthcare pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which Adicet receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Reform

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect the ability to profitably sell product candidates for which marketing approval is obtained. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

For example, the Affordable Care Act has substantially changed healthcare financing and delivery by both governmental and private insurers. Among the Affordable Care Act provisions of importance to the pharmaceutical and biotechnology industries, in addition to those otherwise described above, are the following:

•

created an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs that began in 2011;

•	increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program, retroactive to January 1, 2010, to 23.1% and 13% of the average manufacturer price for most branded and generic drugs, respectively, and capped the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price, or AMP;

•

created a new Medicare Part D coverage gap discount program, in which manufacturers must now agree to offer 70% point-of-sale discounts, off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D;

•	extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•

expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and added new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	expanded the entities eligible for discounts under the 340B Drug Discount Program;

•	created a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•	expanded healthcare fraud and abuse laws, including the Anti-Kickback Statute and the FCPA, created new government investigative powers, and enhanced penalties for noncompliance;

•	created a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected;

•	required reporting of certain financial arrangements with physicians and teaching hospitals;

•	required annual reporting of certain information regarding drug samples that manufacturers and distributors provide to physicians;

•	established a Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending; and

•	created a licensure framework for follow on biologic products.

There remain legal and political challenges to certain aspects of the Affordable Care Act. Since January 2017, the current U.S. President has signed two executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the Affordable Care Act. In December 2017, Congress repealed the tax penalty for an individual’s failure to maintain Affordable Care Act-mandated health insurance, commonly known as the “individual mandate”, as part of the Tax Cuts and Jobs Act of 2017 (Tax Act). In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the Affordable Care Act’s mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax.

The Bipartisan Budget Act of 2018, or BBA, among other things, amended the Affordable Care Act, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. In December 2018, CMS published a final rule permitting further collections and payments to and from certain Affordable Care Act qualified health plans and health insurance issuers under the Affordable Care Act risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a Texas U.S. District Court Judge ruled that the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. It is unclear how this decision, future decisions, subsequent appeals, and other efforts to repeal and replace the Affordable Care Act will impact the Affordable Care Act.

Further legislation or regulation could be passed that could harm Adicet’s business, financial condition and results of operations. Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, in August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction of at least $1.2 trillion for fiscal years 2012 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect beginning on April 1, 2013 and will stay in effect through 2029 unless additional Congressional action is taken. The Middle Class Tax Relief and Job Creation Act of 2012 required that CMS reduce the Medicare clinical laboratory fee schedule by 2% in 2013, which served as a base for 2014 and subsequent years. In addition, effective January 1, 2014, CMS also began bundling the Medicare payments for certain laboratory tests ordered while a patient received services in a hospital outpatient setting. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and federal and state legislative activity designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

At the federal level, the U.S. President’s administration’s budget proposal for fiscal year 2020 contains further drug price control measures that could be enacted during the budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Moreover, the U.S. Presidential administration’s budget proposal for the fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. For example, on September 25, 2019, the Senate Finance Committee introduced the Prescription Drug Pricing Reduction Action of 2019, a bill intended to reduce Medicare and Medicaid prescription drug prices. The proposed legislation would restructure the Part D benefit, modify payment methodologies for certain drugs, and impose an inflation cap on drug price increases. An even more restrictive bill, the Lower Drug Costs Now Act of 2019, was introduced in the House of Representatives on September 19, 2019, and would require the HHS to directly negotiate drug prices with manufacturers. The Lower Drugs Costs Now Act of 2019 has passed out of the House and was delivered to the Senate in December 2019. However, it is unclear whether either of these bills will make it through both chambers and be signed into law, and if either is enacted, what effect it would have on Adicet’s business. Additionally, Congress and the current U.S. President’s administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. HHS has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. While some of these and other measures may require additional authorization to become effective, Congress and the U.S. President’s administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs.

Individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Individual states in the United States have also been increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Adicet anticipates that these and other healthcare reform efforts will continue to result in additional downward pressure on coverage and the price that Adicet receives for any approved product, and could materially harm Adicet’s business. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent Adicet from being able to generate revenue, attain profitability, or commercialize Adicet’s products. Such reforms could have an adverse effect on anticipated revenue from product candidates that Adicet may successfully develop and for which Adicet may obtain regulatory approval and may affect Adicet’s overall financial condition and ability to develop product candidates.

The Foreign Corrupt Practices Act

The FCPA prohibits any U.S. individual or business from offering, paying, promising to pay, or authorizing payment of money or anything of value, to any person, while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any foreign official, political party or candidate to influence the foreign official in his or her official capacity, induce the foreign official to do or omit to do an act in violation of his or her lawful duty, or to secure any improper advantage in order to assist the individual or business in obtaining or retaining business.

The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls. Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are owned and operated by the government, and doctors and other hospital employees are considered foreign officials for the purposes of the statute. Certain payments made in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions. Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products.

Accordingly, if Adicet expands its presence outside of the United States, it will need to dedicate additional resources to complying with the laws and regulations in each jurisdiction in which it plans to operate. Therefore, this may preclude Adicet from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit Adicet’s growth potential and increase its development costs.

Packaging and Distribution in the United States

If Adicet’s products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products. The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, exclusion from federal healthcare programs, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, or refusal to allow a firm to enter into supply contracts, including government contracts. Any action against Adicet for violation of these laws, even if Adicet successfully defends against it, could cause Adicet to incur significant legal expenses and divert Adicet’s management’s attention from the operation of its business. Prohibitions or restrictions on sales or withdrawal of future products marketed by Adicet could materially affect its business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations could impact Adicet’s business in the future by requiring, for example: (i) changes to Adicet’s manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of Adicet’s products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of Adicet’s business.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect Adicet’s business. These and other laws govern Adicet’s use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, Adicet’s operations.

Even if Adicet contracts with third parties for the disposal of these materials and waste products, Adicet cannot completely eliminate the risk of contamination or injury resulting from these materials. If Adicet’s operations result in contamination of the environment or expose individuals to hazardous substances, Adicet could be liable for damages and governmental fines, and any liability could exceed Adicet’s resources. Adicet also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations. Adicet maintains workers’ compensation insurance to cover costs and expenses it may incur due to injuries to its employees, but this insurance may not provide adequate coverage against potential liabilities. However, Adicet does not maintain insurance for environmental liability or toxic tort claims that may be asserted against it. In addition, Adicet may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair Adicet’s research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

Adicet believes that Adicet is in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on Adicet’s business. Adicet cannot predict, however, how changes in these laws may affect Adicet’s future operations.

Europe / Rest of World Government Regulation

In addition to regulations in the United States, Adicet will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of Adicet’s products. Whether or not Adicet obtains FDA approval of a product, Adicet must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the EU, for example, a clinical trial application must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the clinical trial application is approved in accordance with a country’s requirements, clinical trial development may proceed. Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

To obtain regulatory approval of an investigational drug or biological product under EU regulatory systems, Adicet must submit an MAA. The application used to file the BLA in the United States is similar to that required in the EU, with the exception of, among other things, country-specific document requirements.

For other countries outside of the EU, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If Adicet or Adicet’s potential collaborators fail to comply with applicable foreign regulatory requirements, Adicet may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

European Union General Data Protection Regulation

In addition to EU regulations related to the approval and commercialization of Adicet’s products, Adicet may be subject to the EU’s General Data Protection Regulation, or GDPR. The GDPR imposes stringent requirements for controllers and processors of personal data of persons in the EU, including, for example, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to special categories of data, such as health data, and additional obligations when Adicet contracts with third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to the United States and other third countries. In addition, the GDPR provides that EU member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric or health data.

The GDPR applies extraterritorially, and Adicet may be subject to the GDPR because of Adicet’s data processing activities that involve the personal data of individuals located in the European Union, such as in connection with Adicet’s EU clinical trials. Failure to comply with the requirements of the GDPR and the applicable national data protection laws of the EU member states may result in fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. GDPR regulations may impose additional responsibility and liability in relation to the personal data that Adicet processes and Adicet may be required to put in place additional mechanisms to ensure compliance with the new data protection rules.

California Consumer Privacy Act

California recently enacted legislation, effective January 1, 2020, that has been dubbed the first “GDPR-like” law in the United States. Known as the California Consumer Privacy Act, or CCPA, it creates new individual privacy rights for consumers (as that word is broadly defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA requires covered companies to provide new disclosures to California consumers, provides such consumers new ways to opt-out of certain sales of personal information, and allows for a new cause of action for data breaches. As Adicet’s business progresses, the CCPA may impact (possibly significantly) Adicet’s business activities and exemplifies the vulnerability of Adicet’s business to the evolving regulatory environment related to personal data and protected health information.

Corporate Information

Adicet was formed as a Delaware corporation on November 26, 2014.

Employees

As of August 4, 2020, Adicet had 69 full-time employees, one part-time employee, and 17 consultants. None of Adicet’s employees are represented by labor unions or covered by collective bargaining agreements. Adicet considers Adicet’s relationship with Adicet’s employees to be good.

Facilities

Adicet’s corporate headquarters are located at 200 Constitution Drive, Menlo Park, California 94025. In October 2018, Adicet entered into a new lease for office and laboratory space in Redwood City, California. Adicet expects to complete occupancy in the new facility in second half of 2021.

Legal proceedings

In connection with the merger, a putative class action lawsuit, Plumley v. resTORbio Inc., et al., 1:20-cv-00858, was filed on June 26, 2020 by purported Company stockholder Patrick Plumley against resTORbio, its directors, Adicet, and Merger Sub in the U.S. District Court for the District of Delaware. The Plumley merger action generally alleges that the resTORbio’s proxy statement/prospectus/information statement filed with the SEC on June 23, 2020 misrepresents and/or omits certain purportedly material information relating to financial projections, analysis performed by JMP, past engagements of JMP, and the process leading up to the execution of the merger agreement. The Plumley merger action also asserts violations of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder against the resTORbio and its directors and violations of Section 20(a) of the Exchange Act against the resTORbio’s directors. The Plumley merger action also asserts violations of Section 20(a) of the Exchange Act against Adicet and Merger Sub. The Plumley merger action seeks, among other things: an injunction enjoining consummation of the merger, costs of the action, including plaintiff’s attorneys’ fees and experts’ fees, declaratory relief, and any other relief the court may deem just and proper.

It is possible that additional similar cases could be filed in connection with the merger.

RESTORBIO MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with the financial statements of resTORbio beginning on page F-1 of this proxy statement/prospectus/information statement and the consolidated financial statements of resTORbio and accompanying notes appearing elsewhere in this proxy statement/prospectus/information statement. This discussion of the resTORbio financial condition and results of operations contains certain statements that are not strictly historical and are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. Actual results may differ materially from those projected in the forward-looking statements due to other risks and uncertainties that exist in the resTORbio operations, development efforts and business environment, including those set forth in the sections entitled “Forward-Looking Statements” on page 155 and “Risk Factors–Risks Related to resTORbio” beginning on page 36 of this proxy statement/prospectus/information statement, the other risks and uncertainties described in the section entitled “Risk Factors” on page 28 of this proxy statement/prospectus/information statement and the other risks and uncertainties described elsewhere in this proxy statement/prospectus/information statement. All forward-looking statements included in this proxy statement/prospectus/information statement are based on information available to resTORbio as of the date hereof, and resTORbio assumes no obligation to update any such forward-looking statement, except as required by law.

Overview

resTORbio is a clinical-stage biopharmaceutical company developing innovative medicines that target the biology of aging to prevent or treat age-related diseases with the potential to extend healthy lifespan. resTORbio’s lead program selectively inhibits the target of rapamycin complex 1, or TORC1, an evolutionarily conserved pathway that contributes to the age-related decline in function of multiple organ systems. The company’s lead product candidate, RTB101, is an oral, selective, and potent inhibitor of TORC1. RTB101 inhibits the phosphorylation of multiple targets downstream of TORC1. Inhibition of TORC1 has been observed to extend lifespan and healthspan in aging preclinical species and to enhance immune, neurologic and cardiac functions, suggesting potential benefits in several aging-related diseases. In May 2020, resTORbio initiated a randomized, double-blind, placebo-controlled trial to determine if prophylaxis with RTB101 as compared to placebo reduces the severity of laboratory-confirmed novel coronavirus disease (referred to as “COVID-19”) in adults age 65 years and older who reside in a nursing home with one or more residents or staff who have laboratory-confirmed COVID-19. The primary endpoint for the study is the percentage of subjects who develop laboratory-confirmed COVID-19 with protocol-defined progressive symptoms or are hospitalized or die beginning at randomization through Week 4. Approximately 550 subjects are expected to enroll in the study. Subjects will be randomized 1:1 to RTB101 10 mg once daily or matching placebo once daily. As of August 4, 2020, 16 subjects have been randomized to receive RTB101 10 mg once daily or matching placebo. The study is conducted in collaboration with investigators at Brown University’s Schools of Medicine and Public Health. On July 28, 2020, resTORbio announced the company received a grant award from the National Institute on Aging to fund a clinical trial to obtain preliminary data on the feasibility of studying RTB101 as compared to placebo for COVID-19 post-exposure prophylaxis in adults aged 65 years and older. Approximately, 60 subjects are expected to enroll in the clinical trial, which will be fully funded by the grant. The clinical trial is anticipated to start in the second half of 2020.

In November 2019, resTORbio announced that top line data from the PROTECTOR 1 Phase 3 study, evaluating the safety and efficacy of RTB101 in preventing clinically symptomatic respiratory illness in adults age 65 and older, did not meet its primary endpoint and that resTORbio has stopped the development of RTB101 for clinically symptomatic respiratory illness. In May 2020, resTORbio terminated its Phase 1b/2a with RTB101 alone or RTB101 in combination with sirolimus in Parkinson’s disease. Except for the studies described above for COVID-19, there are no additional clinical studies ongoing with RTB101.

RTB101 was previously in development for preventing clinically symptomatic respiratory illness in adults age 65 and older. resTORbio previously completed Phase 2b and Phase 3 studies that were randomized, double-blind, placebo-controlled clinical trials that assessed whether 16 weeks of once daily RTB101 treatment reduced the incidence of laboratory-confirmed respiratory tract infections (the Phase 2b primary endpoint) or the incidence of clinically symptomatic respiratory illness (the Phase 3 primary endpoint) in older adults during winter cold and flu season. The Phase 2b study enrolled 652 adults, 65 years of age and older, at increased risk of respiratory tract infection-related morbidity and mortality. The Phase 3 study enrolled 1,024 adults 65 years of age and older, who did not smoke and did not have chronic obstructive pulmonary disease. Although the Phase 2b and Phase 3 trials of RTB101 to reduce the incidence of illness associated with respiratory tract infections (RTIs) in older adults were not designed or powered to assess the incidence and severity of coronavirus infections specifically, a trend toward a decrease in the incidence and severity of coronavirus infections was observed in both trials in older adults who were given RTB101 10 mg once daily as compared to placebo. Specifically, there were seven coronavirus infections observed in subjects who received RTB101 10 mg daily in the Phase 2b study, compared to 15 in the placebo group, and 18 coronavirus infections in the RTB101 group in the Phase 3 study compared to 23 in the placebo group. Trends were also observed toward a decrease in the percentage of subjects with severe coronavirus RTI symptoms and the time to alleviation of moderate and severe coronavirus RTI symptoms in the RTB101 group compared to placebo.

In February 2020, resTORbio retained JMP Securities LLC as a financial advisor to assist in its evaluation of a broad range of strategic alternatives to enhance stockholder value, including additional capital raising transactions, an acquisition, merger, business combination, licensing and/or other strategic transaction involving resTORbio.

After a comprehensive review of strategic alternatives, on April 28, 2020, resTORbio entered into the merger agreement with Adicet, pursuant to which, if all of the conditions to closing are satisfied or waived, Adicet will become a wholly-owned subsidiary of resTORbio. The merger agreement was unanimously approved by the members of the resTORbio Board and the resTORbio Board resolved to recommend approval of the merger agreement to resTORbio stockholders. Consummation of the merger is subject to certain closing conditions, a number of which are not within the company’s control. Certain of resTORbio stockholders who collectively own approximately 24% of the outstanding shares of resTORbio common stock have entered into voting agreements, pursuant to which they have agreed, among other things, and subject to the terms and conditions of the agreements, to vote in favor of the merger.

Subject to the terms of the merger agreement, at the effective time of the merger each share of resTORbio common stock issued and outstanding immediately prior to the effective time shall be entitled to one contractual contingent value right issued by resTORbio subject to and in accordance with the terms and conditions of a contingent value rights agreement. The transaction is expected to close in the second half of 2020. Please refer to Note 1, Organization, to resTORbio’s condensed consolidated financial statements appearing elsewhere in this proxy statement/prospectus/information statement on Form S-4.

From resTORbio’s inception, the company has devoted substantially all of its efforts to business planning, engaging regulatory, manufacturing and other technical consultants, planning and executing clinical trials and raising capital. resTORbio’s future operations are highly dependent on the success of the merger with Adicet.

Recent Developments

The recent outbreak of COVID-19 was labeled a global pandemic by the World Health Organization in March 2020 and has led to material and adverse impacts on the U.S. and global economies and created widespread uncertainty. In response to the COVID-19 pandemic, in the first quarter of 2020, resTORbio transitioned the company’s workforce to a remote working model and restricted employee travel. Although resTORbio has not experienced significant disruption in its operations as a result of the COVID-19 pandemic, in April 2020, resTORbio announced that it postponed enrollment in the fifth cohort of the RTB101 trial as a consequence of the COVID-19 level 4 alert in New Zealand, where all non-essential services were closed and people were instructed to stay home. Notwithstanding the foregoing, resTORbio elected to terminate this trial in April 2020. resTORbio can provide no assurance that its ability to conduct successful trials on the timing and scale previously anticipated will begin to resolve in the near term, nor can resTORbio provide any assurance that delays in timing will not result in permanent loss. Further, resTORbio can provide no assurance as to the timing of the peak of the pandemic and its ultimate impact on the U.S. and global economy and on the company’s business. In addition, the COVID-19 pandemic has had and is likely to continue to have adverse effects on resTORbio’s third-party business partners. resTORbio expects that the effect of the COVID-19 pandemic will not be fully reflected in the company’s results of operations and overall financial performance until future periods. resTORbio will continue to actively monitor the situation and may take further actions that alter the company’s business operations as may be required by federal, state or local authorities or that resTORbio determines are in the best interests of its employees, partners, and stockholders.

Novartis License Agreement

On March 23, 2017, resTORbio entered into a license agreement with Novartis, pursuant to which resTORbio was granted an exclusive, field-restricted, worldwide license to certain intellectual property rights owned or controlled by Novartis, including patents, patent applications, proprietary information, know-how and other intellectual property, to develop, commercialize and sell one or more therapeutic products comprising RTB101 or RTB101 and everolimus in a fixed dose combination. Under the license agreement, resTORbio has been licensed a patent portfolio of ten patent families directed to composition of matter of RTB101 and its salts, formulations of everolimus and methods of using RTB101 and everolimus to enhance the immune response among others. The exclusive field for RTB101 under the license agreement is for the treatment, prevention and diagnosis of diseases and other conditions in all indications in humans and animals.

As consideration for the license, resTORbio issued Novartis Institutes for Biomedical Research, Inc., or NIBR, 2,587,992 shares of resTORbio Series A Preferred Stock.

The agreement may be terminated by either party upon a material breach of obligation by the other party that is not cured with 60 days after written notice. resTORbio may terminate the agreement in its entirety or on a product-by-product or country-by-country basis with or without cause with 60 days’ prior written notice.

Novartis may terminate the portion of the agreement related to everolimus if resTORbio fails to use commercially reasonable efforts to research, develop and commercialize a product utilizing everolimus for a period of three years. Novartis may terminate the license agreement upon resTORbio’s bankruptcy, insolvency, dissolution or winding up.

As additional consideration for the license, resTORbio is required to pay up to an aggregate of $4.3 million upon the satisfaction of clinical milestones, up to an aggregate of $24 million upon the satisfaction of regulatory milestones for the first indication approved, and up to an aggregate of $18 million upon the satisfaction of regulatory milestones for the second indication approved. In addition, resTORbio is required to pay up to an aggregate of $125 million upon the satisfaction of commercial milestones, based on the amount of annual net sales. resTORbio is also required to pay tiered royalties ranging from a mid-single digit percentage to a low-teen digit percentage on annual net sales of products. These royalty obligations last on a product-by-product and country-by-country basis until the latest of (i) the expiration of the last valid claim of a Novartis patent covering a subject product, (ii) the expiration of any regulatory exclusivity for the subject product in a country, or (iii) the 10th anniversary of the first commercial sale in the country, and are subject to a reduction after the expiration of the last valid claim of a Novartis patent or the introduction of a generic equivalent of a product in a country.

Milestone payments to Novartis are recorded as research and development expenses in resTORbio’s consolidated statements of operations and comprehensive loss once achievement of each associated milestone has occurred or the achievement is considered probable. In May 2017, resTORbio initiated a Phase 2b clinical trial for a first indication, triggering the first milestone payment under the agreement. Accordingly, resTORbio paid the related $0.3 million payment in May 2017. In May 2019, resTORbio initiated a Phase 3 clinical trial for the first indication, triggering a milestone payment of $2.5 million under the agreement. As of June 30, 2020, none of the remaining development milestones, regulatory milestones, sales milestones, or royalties had been reached or were probable of achievement. The remaining clinical milestones are the initiation of the Phase 2 and Phase 3 clinical trials for the second indication.

resTORbio also enters into contracts in the normal course of business with various third parties for preclinical research studies, clinical trials, testing and other services. These contracts generally provide for termination upon notice, and therefore resTORbio believes that its noncancelable obligations under these agreements are not material.

Financial Operations Overview

Revenue

resTORbio has not generated any revenue from the sale of the company’s products, and resTORbio does not expect to generate any revenue unless and until it obtains regulatory approval of and commercialize RTB101, alone or in combination with a rapalog, such as everolimus or sirolimus, or until resTORbio enters into a collaboration arrangement for RTB101.

Operating Expenses

Research and Development

Research and development expenses consist primarily of costs incurred for the development of resTORbio’s product candidates, which include:

•	personnel costs, which include salaries, benefits and stock-based compensation expenses;

•	expenses incurred under agreements with consultants, third-party contract organizations and investigative clinical trial sites that conduct research and development activities on behalf of resTORbio;

•	costs related to production of preclinical and clinical materials, including fees paid to contract manufacturers;

•	laboratory and vendor expenses related to the execution of preclinical studies and clinical trials; and

•	lab supplies and equipment used for internal research and development activities.

resTORbio expenses all research and development costs in the periods in which they are incurred. Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to resTORbio by its vendors and third-party service providers.

resTORbio expects the company’s research and development expenses to decrease substantially for the foreseeable future as resTORbio is no longer developing RTB101 for the prevention of clinically symptomatic respiratory illness in adults age 65 and older and for the treatment of Parkinson’s disease. resTORbio will continue to invest in research and development activities related to developing the company’s product candidates, however at a much lower expense rate. The process of conducting the necessary clinical research to obtain regulatory approval is costly and time-consuming, and the successful development of the company’s product candidates is highly uncertain. As a result, resTORbio is unable to determine the duration and completion costs of the company’s research and development projects or when and to what extent the company will generate revenue from the commercialization and sale of any of its product candidates.

Because of the numerous risks and uncertainties associated with product development, resTORbio cannot determine with certainty the duration and completion costs of the current or future preclinical studies and clinical trials or if, when, or to what extent resTORbio will generate revenues from the commercialization and sale of its product candidates. resTORbio may never succeed in achieving regulatory approval for its product candidates. The duration, costs, and timing of preclinical studies and clinical trials and development of resTORbio’s product candidates will depend on a variety of factors, including:

•	successful completion of preclinical studies and Investigational New Drug-enabling studies;

•	successful enrollment in, and completion of, clinical trials;

•	receipt of regulatory approvals from applicable regulatory authorities;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	obtaining and maintaining patent and trade secret protection and non-patent exclusivity;

•	launching commercial sales of the company’s product candidates, if and when approved, whether alone or in collaboration with others;

•	acceptance of the company’s product candidates, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies and treatment options;

•	a continued acceptable safety profile following approval;

•	enforcing and defending intellectual property and proprietary rights and claims;

•

the impact of any business interruptions to resTORbio’s operations or to those of resTORbio’s clinical sites, manufacturers, suppliers, or other vendors resulting from the coronavirus disease (COVID-19) outbreak or similar public health crisis; and

•	achieving desirable medicinal properties for the intended indications.

A change in the outcome of any of these factors could mean a significant change in the costs and timing associated with the development of resTORbio’s current and future preclinical and clinical product candidates. For example, if the FDA, or another regulatory authority were to require resTORbio to conduct clinical trials beyond those that the company currently anticipates will be required for the completion of clinical development, or if resTORbio experiences significant delays in execution of or enrollment in any of its preclinical studies or clinical trials, the company could be required to expend significant additional financial resources and time on the completion of preclinical and clinical development.

General and Administrative

General and administrative expenses consist primarily of personnel costs, costs related to maintenance and filing of intellectual property, depreciation expense, and other expenses for outside professional services, including legal, human resources, audit, and accounting services. Personnel costs consist of salaries, benefits, and stock-based compensation expense. resTORbio expects the company’s general and administrative expenses to increase for the foreseeable future due to anticipated increases related to the potential merger with Adicet and as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC, Nasdaq, additional insurance expenses, investor relations activities, and other administrative and professional services.

Other Income, Net

Other income, net, consists primarily of interest income earned on cash, cash equivalents and marketable securities.

Critical Accounting Polices and Estimates

resTORbio’s management’s discussion and analysis of its financial condition and results of operations is based on its condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. The preparation of these condensed consolidated financial statements requires resTORbio to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, as well as the expenses incurred during the reporting periods. resTORbio’s estimates are based on its historical experience and on various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. resTORbio believes that the accounting policies discussed below are critical to understanding its historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Accrued Research and Development Costs

resTORbio accrues for estimated costs of research and development activities conducted by third-party service providers, which include the conduct of preclinical studies, clinical trials, and contract manufacturing activities. resTORbio records the estimated costs of research and development activities based upon the estimated amount of services provided, and include these costs in accrued liabilities in its consolidated balance sheets and within research and development expenses in its consolidated statements of operations and comprehensive loss. These costs are a significant component of resTORbio’s research and development expenses. resTORbio estimates the amount of work completed by third-party service providers through discussions with internal personnel and external service providers as to the progress or stage of completion of the services and the agreed-upon fee to be paid for such services. The majority of resTORbio’s service providers invoice in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments. resTORbio makes significant judgments and estimates in determining the accrued balance in each reporting period based on the facts and circumstances known at that time. As actual costs become known, resTORbio adjusts its accrued estimates. Although resTORbio does not expect its estimates to be materially different from amounts actually incurred, resTORbio’s understanding of the status and timing of services performed, the number of patients enrolled and the rate of patient enrollment may vary from its estimates and could result in resTORbio reporting amounts that are too high or too low in any particular period. resTORbio’s accrued expenses are dependent, in part, upon the receipt of timely and accurate reporting from CROs, CMOs and other third-party service providers. To date, there have been no material differences between estimated costs of research and development activities accrued by resTORbio each reporting period and amounts actually incurred.

Research and Development Costs

Research and development costs are expensed as incurred and consist of personnel costs, lab supplies and other costs, as well as fees paid to third parties to conduct research and development activities on resTORbio’s behalf.

Amounts incurred in connection with license agreements are also included in research and development expenses. resTORbio records payments made to outside vendors for services performed or goods being delivered for use in research and development activities as either prepaid expenses or accrued expenses, depending on the timing of when services are performed or goods are delivered.

Stock-Based Compensation Expense

resTORbio recognizes equity-based compensation expense for awards of equity instruments to employees and non-employees based on the grant date fair value of those awards in accordance with the Financial Accounting

Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Stock Compensation, or ASC 718. ASC 718 requires all equity-based compensation awards to employees and non-employee directors, including grants of restricted stock, restricted stock units, and stock options, to be recognized as expense in the consolidated statements of operations and comprehensive loss based on their grant date fair values. resTORbio estimates the fair value of stock options using the Black-Scholes option pricing model. resTORbio uses the value of its common stock to determine the fair value of restricted stock and restricted stock units.

resTORbio accounts for restricted stock and common stock options issued to non-employees under FASB ASC Topic 505-50, Equity-Based Payments to Non-Employees, or ASC 505-50. As such, the value of such awards is periodically remeasured and income or expense is recognized over their vesting terms. Compensation cost related to awards with service-based vesting schedules is recognized using the straight-line method. resTORbio determines the fair value of the restricted stock and common stock granted to non-employees as either the fair value of the consideration received or the fair value of the equity instruments issued.

The Black-Scholes option pricing model requires the input of certain subjective assumptions, including (i) the expected volatility, (ii) the expected term of the award, (iii) the risk-free interest rate and (iv) the expected dividend yield. Due to the lack of company-specific historical and implied volatility data, resTORbio has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The historical volatility is calculated based on a period of time commensurate with the expected term assumption. The group of representative companies has characteristics similar to resTORbio, including stage of product development and focus on the life science industry. resTORbio uses the simplified method, which is the average of the final vesting tranche date and the contractual term, to calculate the expected term for options granted to employees as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. For options granted to non-employees, resTORbio utilizes the contractual term of the arrangement as the basis for the expected term assumption. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. resTORbio uses an assumed dividend yield of zero as it has never paid dividends and have no current plans to pay any dividends on its common stock.

The following table presents the assumptions used to estimate the fair value of options granted:

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2020	2019	2019	2018
Employees:
Fair value of common stock	$2.23	$6.97 - $8.08	$2.23	$6.97 - $8.90	$1.27 - $10.66	$8.57 - $15.45
Expected term (in years)	5.5	5.5 - 6.1	5.5	5.5 - 6.1	5.5 - 6.1	5.8 - 6.2
Expected volatility	110.2%	94.5% - 104.8%	110.2%	93.7% - 104.8%	92.0% - 104.9%	75.9% - 90.6%
Risk-free interest rate	0.4%	1.9% - 2.4%	0.4%	1.9% - 2.6%	1.4% - 2.6%	2.4% - 3.1%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Non-employees:
Fair value of common stock	$2.09 - $2.18	$8.90 - $10.20	$0.96 - $2.18	$6.82 - $10.20	$1.23 - $10.26	$8.62 - $15.45
Expected term (in years)	7.0 - 8.8	8.0 - 9.7	7.0 - 9.0	8.0 - 10.0	7.4 - 0.0	8.4 - 10.0
Expected volatility	100.8% - 103.5%	93.4% - 94.2%	99.6% - 103.5%	90.0% - 94.9%	89.7% - 99.5%	78.0% - 91.2%
Risk-free interest rate	0.5% - 0.6%	1.9% - 2.1%	0.5% - 0.9%	1.9% - 2.6%	1.7% - 2.8%	2.7% - 3.1%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

For the six months ended June 30, 2020 and 2019, stock-based compensation was $1.7 million and $1.6 million, respectively. For the years ended December 31, 2019 and 2018, stock-based compensation expense was $3.7 million and $2.8 million, respectively. As of June 30, 2020, resTORbio had $6.6 million of total unrecognized stock-based compensation expense, which it expects to recognize over a weighted-average period of 2.48 years.

Results of Operations

Comparison of the Three Months Ended June 30, 2020 and 2019

	Three Months Ended June 30,
	2020	2019
Operating expenses:
Research and development	$1,788	$16,553
General and administrative	3,864	2,615

Total operating expenses	5,652	19,169

Loss from operations	(5,652)	(19,169)
Other income, net	54	847

Loss before income taxes	(5,598)	(18,322)
Income tax expense	1	10

Net loss	$(5,599)	$(18,332)

Research and Development

Research and development expenses decreased to $1.8 million for the three months ended June 30, 2020, and were primarily attributable to $0.3 million of costs from third-party contract organizations and investigative clinical trial sites related to clinical trials, $0.5 million of costs related to preclinical studies and ongoing costs related to clinical materials, $0.1 million of costs related to external consulting incurred to supplement resTORbio’s research and development personnel, and $0.9 million of personnel costs, including stock-based compensation. Research and development expenses were $16.6 million for the three months ended June 30, 2019, and were primarily attributable to $9.1 million of costs from third-party contract organizations and investigative clinical trial sites related to clinical trials, $2.6 million of costs related to preclinical studies and the production of preclinical and clinical materials, $0.3 million of costs related to external consulting incurred to supplement resTORbio’s research and development personnel, and $2.0 million of personnel costs, including stock-based compensation. In addition, in May 2019, resTORbio initiated a Phase 3 clinical trial for the first indication, triggering a milestone payment of $2.5 million under resTORbio’s license agreement with NIBR.

General and Administrative

General and administrative expenses increased to $3.9 million for the three months ended June 30, 2020, and were primarily attributable to $1.2 million of personnel, including stock-based compensation, and $2.7 million of professional services fees, including $1.8 million related to the merger. General and administrative expenses were $2.6 million for the three months ended June 30, 2019, and were primarily attributable to $1.5 million of personnel, including stock-based compensation, and $1.1 million of professional services fees, including costs related to intellectual property, legal and filing costs, accounting costs, insurance, and external consulting costs incurred to supplement resTORbio’s personnel.

Other Income, Net

Other income, net was $54,000 for the three months ended June 30, 2020, and primarily consisted of interest income. Other income, net was $0.8 million for the three months ended June 30, 2019, and primarily consisted of interest income. The decrease was primarily driven by a decrease in cash, cash equivalents and marketable securities balances as well as a decrease in interest rate.

Comparison of the six months ended June 30, 2020 and 2019

	Six Months Ended June 30,
	2020	2019

Operating expenses:
Research and development	$6,629	$25,405
General and administrative	6,403	5,455

Total operating expenses	13,032	30,860

Loss from operations	(13,032)	(30,860)
Other income, net	403	1,478

Loss before income taxes	(12,629)	(29,382)
Income tax expense	8	19

Net loss	$(12,637)	$(29,401)

Research and Development

Research and development expenses decreased to $6.6 million for the six months ended June 30, 2020, and were primarily attributable to $0.7 million of costs from third-party contract organizations and investigative clinical trial sites related to clinical trials, $2.6 million of costs related to preclinical studies and the production of preclinical and clinical materials, $0.5 million of costs related to external consulting incurred to supplement resTORbio’s research and development personnel, and $2.8 million of personnel costs, including stock-based compensation. Research and development expenses were $25.4 million for the six months ended June 30, 2019, and were primarily attributable to $13.6 million of costs from third-party contract organizations and investigative clinical trial sites related to clinical trials, $4.9 million of costs related to preclinical studies and the production of preclinical and clinical materials, $0.6 million of costs related to external consulting incurred to supplement resTORbio’s research and development personnel, and $3.8 million of personnel costs, including stock-based compensation. In addition, in May 2019, resTORbio initiated a Phase 3 clinical trial for the first indication, triggering a milestone payment of $2.5 million under resTORbio’s license agreement with NIBR.

General and Administrative

General and administrative expenses increased to $6.4 million for the six months ended June 30, 2020, and were primarily attributable to $2.6 million of personnel, including stock-based compensation, and $3.8 million of professional services fees, including $2.0 million related to the merger. General and administrative expenses increased to $5.5 million for the six months ended June 30, 2019, and were primarily attributable to $2.9 million of personnel, including stock-based compensation, and $2.6 million of professional services fees, including costs related to intellectual property, legal and filing costs, accounting costs, insurance, and external consulting costs incurred to supplement resTORbio’s personnel.

Other Income, Net

Other income, net was $0.4 million for the six months ended June 30, 2020, and primarily consisted of interest income. Other income, net was $1.5 million for the six months ended June 30, 2019, and primarily consisted of interest income. The decrease was primarily driven by a decrease in cash, cash equivalents and marketable securities balances as well as a decrease in interest rate.

Comparison of the Years Ended December 31, 2019 and 2018

	Year Ended December 31,
	2019	2018
	(In thousands)
Operating expenses:
Research and development	$73,634	$31,065
General and administrative	11,823	8,640

Total operating expenses	85,457	39,705

Loss from operations	(85,457)	(39,705)
Other income, net	2,754	2,117

Loss before income taxes	(82,703)	(37,588)
Income tax expense	(36)	(26)

Net loss	$(82,739)	$(37,614)

Research and Development

Research and development expenses increased to $73.6 million for the year ended December 31, 2019, and were primarily attributable to $51.2 million of costs from third-party contract organizations and investigative clinical trial sites related to clinical trials, including $49.4 million for the clinically symptomatic respiratory infection indication and $1.8 million for the ongoing Phase 1b/2a for PD, $9.4 million of costs related to preclinical studies and the production of preclinical and clinical materials, $2.0 million of costs related to external consulting incurred to supplement resTORbio’s research and development personnel costs, and $8.5 million of personnel costs, including stock-based compensation. In addition, in May 2019, resTORbio initiated a Phase 3 clinical trial for the first indication, triggering a milestone payment of $2.5 million under its license agreement with NIBR. Research and development expenses were $31.1 million for the year ended December 31, 2018, and were primarily attributable to $18.0 million of costs from third-party contract organizations and investigative clinical trial sites related to clinical trials, including the Phase 2b clinical trial for respiratory tract infections, $7.4 million of costs related to preclinical studies and the production of preclinical and clinical materials, $1.2 million of costs related to external consulting incurred to supplement resTORbio’s research and development personnel costs, and $4.5 million of personnel costs, including stock-based compensation.

General and Administrative

General and administrative expenses increased to $11.8 million for the year ended December 31, 2019, and were primarily attributable to $6.3 million of personnel costs, including stock-based compensation, and $5.5 million of professional services fees, including costs related to intellectual property, legal and filing costs, accounting costs, insurance, and external consulting costs incurred to supplement resTORbio’s personnel. General and administrative expenses were $8.6 million for the year ended December 31, 2018, and were primarily attributable to $5.2 million of personnel costs, including stock-based compensation, and $3.4 million of professional services fees, including costs related to intellectual property, legal and filing costs, accounting costs, insurance, and external consulting costs incurred to supplement resTORbio’s personnel.

Other Income, Net

Other income, net was $2.8 million for the year ended December 31, 2019, and primarily consisted of interest income of $2.8 million. Other income, net was $2.1 million for the year ended December 31, 2018, and primarily consisted of interest income of $2.1 million.

Liquidity, Capital Resources and Plan of Operations

Since inception, resTORbio has not generated any revenue from any sources, including from product sales, and have incurred significant operating losses and negative cash flows from the company’s operations. resTORbio has funded the company’s operations to date primarily with proceeds from the sale of shares of common stock and the sale of shares of resTORbio redeemable convertible preferred stock. As of June 30, 2020, resTORbio had $70.9 million in cash and cash equivalents and an accumulated deficit of $166.8 million.

In November 2019, resTORbio announced that top-line data from the PROTECTOR 1 Phase 3 study, evaluating the safety and efficacy of RTB101 in preventing clinically symptomatic respiratory illness in adults age 65 and older, did not meet its primary endpoint and the company has stopped the development of RTB101 for clinically symptomatic respiratory illness.

In February 2020, resTORbio retained JMP as a financial advisor to assist in resTORbio’s evaluation of a broad range of strategic alternatives to enhance stockholder value, including additional capital raising transactions, an acquisition, merger, business combination, licensing and/or other strategic transaction involving resTORbio.

On April 28, 2020, resTORbio entered into a merger agreement with Adicet and merger sub pursuant to which, subject to the satisfaction or waiver of the conditions therein, Adicet will merge with and into merger sub, with Adicet continuing as the surviving company and a wholly owned subsidiary of resTORbio. The merger agreement was unanimously approved by the members of the resTORbio Board, and the resTORbio Board resolved to recommend approval of the merger agreement to the resTORbio shareholders.

resTORbio’s future operations are highly dependent on the success of the merger with Adicet.

The following table summarizes resTORbio’s cash flows for the periods indicated:

	Six Months Ended June 30,
	2020	2019
Net cash used in operating activities	$(20,383)	$(26,224)
Net cash provided by (used in) investing activities	57,500	(9,652)
Net cash (used in) provided by financing activities	(2)	50,366

Net increase in cash, cash equivalents and restricted cash	$37,115	$14,490

Cash Flows from Operating Activities

Cash used in operating activities for the six months ended June 30, 2020, was $20.4 million, consisting of a net loss of $12.6 million adjusted for noncash items including stock-based compensation expense of $1.7 million and accretion on marketable securities of $0.2 million. The change in resTORbio’s net operating assets and liabilities for the six months ended June 30, 2020 was primarily due to a decrease in accounts payable and accrued liabilities of $8.6 million due to decreased clinical activities and an increase in prepaid expenses and other current assets of $1.1 million due to an increase in prepayments for resTORbio’s research and development activities, some of which is expected to be refunded to resTORbio. Cash used in operating activities for the six months ended June 30, 2019 was $26.4 million, consisting of a net loss of $29.4 million adjusted for noncash items including stock-based compensation expense of $1.6 million and accretion on marketable securities of $0.6 million. The change in resTORbio’s net operating assets and liabilities for the six months ended June 30, 2019 was due primarily to an increase in accounts payable and accrued liabilities of $4.0 million and an increase in prepaid expenses and other current assets of $1.8 million primarily due to an increase in clinical activities.

Cash Flows from Investing Activities

Cash provided by investing activities for the six months ended June 30, 2020 was $57.5 million and consisted of maturities of marketable securities. Cash used in investing activities for the six months ended June 30, 2019 was $9.7 million and consisted of $77.1 million for the purchases of marketable securities, partially offset by $67.5 million from maturities of marketable securities.

Cash Flows from Financing Activities

Cash used by financing activities for the six months ended June 30, 2020 was $2,000. Cash provided by financing activities for the six months ended June 30, 2019 was $50.4 million, which consists of $49.7 million, net of issuance costs, from the proceeds from the public offering completed in March and April 2019 and $0.6 million, net of issuance costs, from the proceeds from the at-the-market sales completed in June 2019.

In March 2017, resTORbio entered into a license Agreement with Novartis. Please see the section entitled “resTORbio Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Novartis License Agreement” beginning on page 336 of this proxy statement/prospectus/information statement. In May 2017, resTORbio initiated a Phase 2b clinical trial for a first indication, triggering the first milestone payment under the agreement. Accordingly, resTORbio paid the related $0.3 million payment in May 2017. In May 2019, resTORbio initiated a Phase 3 clinical trial for the first indication, triggering another milestone payment of $2.5 million under the agreement. As of June 30, 2020, none of the remaining clinical milestones, regulatory milestones, sales milestones, or royalties is probable.

resTORbio enters into contracts in the normal course of business with CROs and CMOs to assist in the performance of its research and development activities and other services and products for operating purposes. These contracts generally provide for termination upon notice, and therefore are cancelable contracts and not included in the table of contractual obligations and commitments.

The following table summarizes resTORbio’s cash flows for the periods indicated:

	Year Ended December 31,
	2019	2018
	(In thousands)
Net cash used in operating activities	$(73,682)	$(35,450)
Net cash used in investing activities	44,126	(100,716)
Net cash provided by financing activities	56,449	89,943

Net increase (decrease) in cash, cash equivalents and restricted cash	$26,893	$(46,223)

Cash Flows from Operating Activities

Cash used in operating activities for the year ended December 31, 2019 was $73.7 million, consisting of a net loss of $82.7 million adjusted for noncash items including stock-based compensation expense of $3.7 million and accretion on marketable securities of $1.0 million. The change in resTORbio’s net operating assets and liabilities for the year ended December 31, 2019 were due primarily to an increase in accounts payable and accrued liabilities of $6.5 million primarily due to increased clinical activities, which were partially offset by an increase in prepaid expenses and other current assets of $0.3 million due to prepayments for resTORbio’s research and development activities. Cash used in operating activities for the year ended December 31, 2018 was $35.5 million, consisting of a net loss of $37.6 million adjusted for noncash items including stock-based compensation expense of $2.8 million and accretion on marketable securities of $0.7 million. The change in resTORbio’s net operating assets and liabilities for the year ended December 31, 2018 were due primarily to an increase in accounts payable and accrued liabilities of $0.6 million primarily due to increased clinical activities, which were partially offset by an increase in prepaid expenses and other current assets of $0.6 million due to prepayments for resTORbio’s research and development activities.

Cash Flows from Investing Activities

Cash provided by investing activities for the year ended December 31, 2019 was $44.1 million and consisted of maturities of marketable securities of $141.5 million, partially offset by purchases of marketable securities of $97.1 million and purchases of property and equipment of $0.3 million. Cash used in investing activities for the year ended December 31, 2018 was $100.7 million and consisted of $107.9 million for the purchases of marketable securities and $0.3 million for the purchases of property and equipment, partially offset by $7.5 million from the maturities of marketable securities.

Cash Flows from Financing Activities

Cash provided by financing activities for the year ended December 31, 2019 was $56.4 million and consisted of $49.7 million, net of issuance costs, from the proceeds from the public offering completed in March and April 2019 and $6.7 million, net of issuance costs, from the proceeds from the at-the-market offering. Cash provided by financing activities for the year ended December 31, 2018 was $89.9 million from the proceeds from the initial public offering, net of issuance costs paid in 2018.

Contractual Obligations and Other Commitments

Tabular disclosure of contractual obligations is not applicable as resTORbio is electing scaled disclosure requirements available to Smaller Reporting Companies with respect to this Item 303(a)(5) under Item 303(d).

Net Operating Loss Carryforwards

As of December 31, 2019, resTORbio had federal net operating loss carryforwards of $127.0 million, of which $14.0 million will begin to expire in 2036 and $113.0 million can be carried forward indefinitely. As of December 31, 2019, resTORbio had state net operating loss carryforwards of $130.8 million, which will begin to expire in various amounts in 2036. As of December 31, 2019, resTORbio also had federal research and development tax credit carryforwards of $3.8 million, which begin to expire in 2037. These net operating loss and tax credit carryforwards could expire unused and be unavailable to offset future income tax liabilities. In addition, in general, under Sections 382 and 383 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses or tax credits, or NOLs or credits, to offset future taxable income or taxes. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a specified testing period. resTORbio’s existing NOLs or credits may be subject to limitations arising from previous ownership changes, and if resTORbio undergoes an ownership change in connection with or after the merger, its ability to utilize NOLs or credits could be further limited by Sections 382 and 383 of the Code. In addition, future changes in resTORbio’s stock ownership, many of which are outside of its control, could result in an ownership change under Sections 382 and 383 of the Code. resTORbio’s NOLs or credits may also be impaired under state law. Accordingly, resTORbio may not be able to utilize a material portion of its NOLs or credits. resTORbio has not completed a study to determine whether its public offerings, private placements and other transactions that have occurred over the past three years may have triggered an ownership change limitation. If resTORbio determines that an ownership change has occurred and its ability to use its historical NOLs or credits is materially limited, it would harm resTORbio’s future operating results by effectively increasing its future tax obligations. resTORbio has not performed an ownership change analysis.

Furthermore, resTORbio’s ability to utilize its NOLs or credits is conditioned upon its attaining profitability and generating U. S. federal and state taxable income. resTORbio has incurred significant net losses since its inception and anticipates that it will continue to incur significant losses for the foreseeable future; and therefore, resTORbio does not know whether or when it will generate the U.S. federal or state taxable income necessary to utilize its NOL or credit carryforwards that are subject to limitation by Sections 382 and 383 of the Code.

Off-Balance Sheet Arrangements

resTORbio did not have during the previous periods, and resTORbio does not currently have, any off-balance sheet arrangements as defined under the rules and regulations of the SEC and do not have any holdings in variable interest entities.

JOBS Act Accounting Election

In addition to being a smaller reporting company, resTORbio is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, resTORbio may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. resTORbio would cease to be an emerging growth company on the date that is the earliest of: (i) the last day of the fiscal year in which it has total annual gross revenues of $1.07 billion or more; (ii) December 31, 2023; (iii) the date on which it has issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which it is deemed to be a large accelerated filer under the rules of the SEC.

Recently Issued and Adopted Accounting Pronouncements

For additional information, please read Recently Issued Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies of the unaudited condensed consolidated financial statements contained in the resTORbio condensed consolidated condensed financial statements beginning on page F-1 of this proxy statement/prospectus/information statement.

Quantitative and Qualitative Disclosures About Market Risk

resTORbio is exposed to market risk related to changes in interest rates. As of June 30, 2020, resTORbio had cash and cash equivalents of $70.9 million, primarily invested in money market mutual funds.

resTORbio contracts with contract research organizations and contract manufacturers globally. resTORbio may be subject to fluctuations in foreign currency rates in connection with certain of these agreements. Transactions denominated in currencies other than the United States dollar are recorded based on exchange rates at the time such transactions arise. resTORbio has not engaged in the hedging of its foreign currency transactions to date. As of June 30, 2020, substantially all of resTORbio’s total liabilities were denominated in the U.S. dollar.

Inflation generally affects resTORbio by increasing our cost of labor. resTORbio does not believe that inflation had a material effect on the company’s business, financial condition or results of operations during the three months ended June 30, 2020 and 2019.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF ADICET

The following discussion and analysis of Adicet’s financial condition and results of operations should be read in conjunction with Adicet’s financial statements, accompanying notes and other financial information appearing elsewhere in this proxy statement/prospectus/information statement. This “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Adicet” contains forward-looking statements that involve risks and uncertainties. Adicet’s actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors. Please see “Forward-Looking Statements” for additional factors relating to such statements and see “Risk Factors—Risks Related to Adicet” for a discussion of certain risk factors applicable to Adicet’s business, financial condition and results of operations. Operating results are not necessarily indicative of results that may occur in future periods. In this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Adicet”, unless the context implies otherwise, the use of “Adicet”, and the “company” refer to Adicet Bio, Inc.

Overview

Adicet is a biotechnology company that is advancing a new generation of chimeric antigen receptor (CAR)-modified-T cell therapies in oncology and other indications. Adicet’s approach is based on gamma delta T cells, an immune cell population that the company believes has potentially significant advantages over alpha beta T cells, which are the basis of standard CAR-T cell therapies. Adicet believes that it is at the forefront to take tumor targeting gamma delta CAR-T cell product candidates into IND-enabling studies and clinical trials for specific tumor types. Adicet is developing proprietary processes for engineering and manufacturing product candidates based on gamma delta T cells from the blood of healthy donors, resulting in high yields of cells with efficacious tumor-killing activity in preclinical experiments. The ability to administer product candidates based on gamma delta T cells to patients without inducing a graft versus host immune response means that Adicet’s products can potentially be produced as off-the-shelf therapies. This is in contrast to products based on alpha beta T cells, which either must be manufactured for each patient from his or her own T cells or which require significant gene editing to manufacture allogeneic therapies, that is, therapies that are based on T cells derived from donors that are unrelated to the patient. Based on what Adicet believes in the enormous promise of these cells and associated modifications, Adicet is initially developing product candidates in oncology, both for hematological malignancies and for solid tumor indications. Due to certain unique properties of gamma delta T cells, Adicet believes that its product candidates will have an inherent capacity to recognize and kill circulating tumor cells and to infiltrate and kill solid tumors, the cause of over 90% of all cancer deaths as estimated by the American Cancer Society in 2020. Adicet intends to file an IND application with the FDA in 2020 for ADI-001, the company’s lead product candidate, in Non-Hodgkin’s Lymphoma, or NHL. Subject to the FDA regulatory process for review of INDs, Adicet intends to initiate a clinical trial and treat the first patient with ADI-001 in the first half of 2021. Adicet expects initial clinical results from this trial in 2021. Adicet intends to file an IND application with the FDA in 2021 for ADI-002 the company’s first solid tumor product candidate. Subject to the FDA regulatory process for review of INDs, Adicet intends to initiate a clinical trial and treat the first patient with ADI-002 in 2021.

ADI-001 is a gamma delta T cell product candidate into which Adicet introduced a CAR that specifically recognizes CD20, a highly expressed surface protein found on the majority of non-Hodgkin lymphomas, or NHLs. Adicet is developing a highly efficient and robust process to activate, engineer and manufacture product candidates derived from peripheral blood cells of healthy donors. Adicet believes that ADI-001 has the potential to benefit the majority of patients that have NHL while also providing clinical validation of Adicet’s gamma delta T cell platform technology. In addition to potentially providing access to immunocellular therapies to a broader set of patients with hematological malignancies, Adicet believes that its platform technology is well-positioned to bring these therapies to patients with solid tumors. ADI-002 is a product candidate containing a CAR directed against Glypican-3, or GPC3, a tumor antigen that is highly expressed in hepatocellular carcinoma, or HCC, and other tumors such as gastric cancer and squamous cell carcinoma of the lung. ADI-002 has dose-dependent antitumor activity in animal models.

Adicet’s solid tumor efforts are further complemented by the company’s proprietary T cell receptor-like antibody, or TCRL, technology, a monoclonal antibody technology which enables the generation of CARs that recognize tumor antigens inside tumor cells, also known as intracellular proteins. Adicet believes that the ability to selectively bind to tumor antigens derived specifically from intracellular proteins is a critical advantage to immunocellular therapy due to the scarcity of tumor-specific surface antigens on solid tumors. Adicet’s approach to generating CARs for some product candidates takes advantage of this ability.

Since Adicet’s formation in November 2014, the company has incurred significant operating losses. Adicet’s net losses were $12.9 million and $6.8 million for the six months ended June 30, 2020 and 2019, respectively and $28.1 million and $9.3 million for the years ended December 31, 2019 and 2018, respectively. As of June 30, 2020, Adicet had an accumulated deficit of $82.6 million.

Adicet expects to continue to incur significant expenses with ongoing activities, operating as a public company, and as the company:

•	Continues to advance Adicet’s product candidates through preclinical and clinical development, seeks regulatory approval, and prepares for and, if approved, proceeds to commercialization;

•	Acquires, discovers, validates and develops additional product candidates;

•	Obtains, maintains, protects and enforces its intellectual property portfolio;

•	Implements operational, financial and management systems; and

•	Attracts, hires and retains additional administrative, clinical, regulatory and scientific personnel.

As a result, Adicet will need additional financing to support its continuing operations. Adicet does not have any products approved for sale and has not generated any product revenue since inception. From inception, Adicet has funded its operations through a collaboration and licensing arrangement with Regeneron, as well as through the private placement of equity securities. In July, August and September 2019, Adicet raised aggregate net proceeds of approximately $74.8 million from the sale of shares of Series B redeemable convertible preferred stock. In July 2020, Adicet received an additional payment of $10.0 million dollars from Regeneron for timely achieving a milestone relating to the selection of a clinical candidate related to the second collaboration target. Adicet’s ability to generate product revenue will depend on the successful development, regulatory approval and eventual commercialization of one or more of its product candidates. Until such time as Adicet can generate significant revenue from product sales, if ever, the company expects to finance its operations through the sale of equity, debt financings, collaborative or other arrangements with corporate or other sources of financing. Adequate funding may not be available to Adicet on acceptable terms, or at all. If Adicet fails to raise capital or enter into such agreements as and when needed, the company may have to significantly delay, scale back or discontinue the development and commercialization of its product candidates.

Adicet plans to continue to use third-party service providers, including costs for contract manufacturing organizations (“CMOs”) and costs for contract research organizations (“CROs”), to carry out its preclinical and clinical development and to manufacture and supply the materials to be used during the development of its product candidates.

On April 28, 2020, Adicet entered into an agreement and plan of merger with resTORbio, Inc., a Delaware corporation (“resTORbio”), and Project Oasis Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of resTORbio (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into Adicet, with Adicet surviving as a wholly owned subsidiary of resTORbio. The merger remains subject to certain conditions, including the approval of resTORbio stockholders. Upon closing of the merger, resTORbio will be renamed “Adicet Bio, Inc.”

Immediately after the merger, Adicet’s security holders as of immediately prior to the effective time of the merger expect to own approximately 75% of the fully-diluted common stock of the combined company and resTORbio security holders as of immediately prior to the effective time of the merger expect to own approximately 25% of the fully-diluted common stock of the combined company (in each case excluding equity incentives available for grant). The relative percentage ownership of the combined company as specified by the exchange ratio described below was derived using a stipulated value of Adicet in the merger agreement of approximately $220.0 million and of resTORbio in the merger agreement of approximately $73.3 million.

Subject to the terms and conditions set forth in the merger agreement, each share of Adicet’s common stock and redeemable convertible preferred stock issued and outstanding immediately prior to the effective time of the merger (excluding any shares that are held in treasury and any dissenting shares held by stockholders who have exercised and perfected appraisal rights) will be converted into the right to receive approximately 0.8555 shares of resTORbio common stock, subject to adjustment to account for the reverse stock split. This exchange ratio is an estimate only and is based upon resTORbio’s and Adicet’s capitalization as of August 4, 2020. The final exchange ratio will be determined pursuant to a formula described in more detail in the merger agreement.

Recent Developments

Impact of COVID-19 Pandemic

In December 2019, a novel strain of coronavirus, COVID-19, was reported in China. Since then, COVID-19 has spread globally. The spread of COVID-19 from China to other countries has resulted in the World Health Organization, or WHO, declaring the outbreak of COVID-19 as a “pandemic,” or a worldwide spread of a new disease, on March 11, 2020. Many countries around the world have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus and have closed non-essential businesses.

As local jurisdictions continue to put restrictions in place, Adicet’s ability to continue to operate its business may also be limited. Such events may result in a period of business, supply and drug product manufacturing disruption, and in reduced operations, any of which could materially affect Adicet’s business, financial condition and results of operations. In response to the COVID-19 pandemic, Adicet implemented remote working and thus far has not experienced a significant disruption or delay in its operations as it relates to the clinical development of its drug candidates. However, Adicet anticipates that the impact of the COVID-19 pandemic may create difficulties in its clinical trials for a variety of reasons, including future regulations regarding, or the inability or unwillingness of patients to, travel to participate in clinical trials, or participate in clinical trials that are administered in medical facilities that also treat COVID-19, potential delays in the FDA’s review and approval processes and/or shortages of medical supplies that may force medical professionals to focus on non-clinical procedures, including treatment of COVID-19. The duration and ultimate impact of the COVID-19 pandemic on clinical trials generally, and on Adicet’s trials particularly, is unknown at this time.

In addition, the spread of COVID-19, which has caused a broad impact globally, may materially affect Adicet economically. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing Adicet’s ability to access capital, which could in the future negatively affect its liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect Adicet’s business. Possible effects may also include absenteeism in Adicet’s labor workforce, unavailability of products and supplies used in operations, and a decline in value of assets held by Adicet, including inventories, property and equipment, and marketable debt securities.

Financial Operations Overview

Revenue

Adicet has no products approved for commercial sale and does not expect to generate revenue from product sales unless and until it successfully completes development and obtains regulatory approval for its product candidates, which the company expects will not be for several years, if ever. Adicet’s revenues to date are generated from the Regeneron Agreement. The primary purpose of the Regeneron Agreement is to establish a strategic relationship to identify and validate appropriate targets and work together to develop a pipeline of engineered immune cell products (referred to as “Collaboration ICPs”) for the selected targets. The Regeneron Agreement includes the following: (i) licenses to Adicet’s technology, (ii) research and development services, (iii) services or obligations in connection with participation in the research committee, (iv) information sharing, and (v) manufacturing services to manufacture of Collaboration ICPs for the research programs. The Regeneron Agreement provides Regeneron an option to obtain an exclusive, royalty-bearing development and commercial license under Adicet’s intellectual property to develop and commercialize the optioned Collaboration ICPs ready for an IND submission.

Adicet received a non-refundable upfront payment of $25.0 million from Regeneron upon execution of the Regeneron Agreement, an aggregate of $10.0 million of additional payments for research funding from Regeneron as of June 30, 2020 and an additional payment of $10.0 million dollars in July 2020 from Regeneron for timely achievement of a milestone relating to the selection of a clinical candidate. In addition, Regeneron may have to pay Adicet additional amounts in the future consisting of up to an aggregate of $100.0 million of option exercise fees, as specified in the Regeneron Agreement. Regeneron must also pay Adicet high single digit royalties as a percentage of net sales for ICPs to targets for which it has exclusive rights and low single digit royalties as a percentage of net sales on any non-ICP product comprising a targeting moiety generated by Adicet through the use of Regeneron’s proprietary mice. Adicet must pay Regeneron mid-single to low double digit, but less than teens, royalties as a percentage of net sales of ICPs to targets for which it has exercised exclusive rights, and low to mid-single digit royalties as a percentage of net sales of targeting moieties generated from its license to use Regeneron’s proprietary mice. Royalties are payable until the longer of the expiration or invalidity of the licensed patent rights or twelve (12) years from first commercial sale.

Adicet uses a cost-based input method to measure proportional performance and to calculate the corresponding amount of revenue to recognize under the Regeneron Agreement. In applying the cost-based input method of revenue recognition, Adicet uses actual costs incurred relative to budgeted costs to fulfill the combined performance obligation. Revenue is recognized based on actual costs incurred as a percentage of total budgeted costs as Adicet completes its performance obligations over the research term of five years. A cost-based input method of revenue recognition requires Adicet to estimate costs to complete its performance obligations, which requires significant judgment to evaluate assumptions related to cost estimates. The cumulative effect of revisions to estimated costs to complete Adicet’s performance obligations is recorded in the period in which changes are identified and amounts can be reasonably estimated.

Operating Expenses

Research and Development Expenses

Research and development expenses, which consist primarily of costs incurred in connection with the development of Adicet’s product candidates, are expensed as incurred. Research and development expenses consist primarily of:

•	employee related costs, including salaries, bonuses, benefits and stock-based compensation expenses for research and development employees;

•	costs incurred under agreements with consultants, CMOs, and CROs;

•	lab materials, supplies, and maintenance of equipment used for research and development activities; and

•	allocated facility-related costs, such as rent, utilities, insurance, repairs and maintenance, depreciation and amortization, information technology costs and general support services.

Adicet does not allocate its costs by product candidate, as a significant amount of research and development expenses are not tracked by product candidate, and Adicet believes the allocation of such costs would be arbitrary and would not provide a meaningful assessment as it has used its employee and infrastructure resources across multiple product candidate research and development programs.

Adicet is focusing substantially all of its resources on the development of its product candidates. At this time, Adicet cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of its product candidates. Adicet is also unable to predict when, if ever, material net cash inflows will commence from sales of its product candidates. The duration, costs, and timing of clinical trials and development of Adicet’s product candidates will depend on a variety of factors, including:

•	the scope, rate of progress and expense of clinical trials and other research and development activities;

•	clinical trial results;

•	uncertainties in clinical trial enrollment rate or design;

•	significant and changing government regulation;

•	the timing and receipt of any regulatory approvals;

•	the FDA’s or other regulatory authority’s influence on clinical trial design;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	commercializing product candidates, if and when approved, whether alone or in collaboration with others;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for product candidates;

•	continued applicable safety profiles of the products following approval; and

•	retention of key research and development personnel.

A change in the outcome of any of these variables with respect to the development of a product candidate could significantly change the costs, timing and viability associated with the development of that product candidate. For example, if the FDA, or another regulatory authority, were to require Adicet to conduct clinical trials beyond those that it currently anticipates will be required for the completion of clinical development of a product candidate, or if the company experiences significant delays in enrollment in any of its clinical trials, it could be required to expend significant additional financial resources and time on the completion of clinical development. Furthermore, Adicet is unable to predict when or if its product candidates will receive regulatory approval with any certainty.

Adicet intends to file an IND application with the FDA in 2020 for ADI-001, the company’s lead product candidate, in Non-Hodgkin’s Lymphoma, or NHL. Subject to the FDA regulatory process for review of INDs, Adicet intends to initiate a clinical trial and treat the first patient with ADI-001 in the first half of 2021. Adicet intends to file an IND application with the FDA in 2021 for ADI-002, the company’s first solid tumor product candidate. Subject to the FDA regulatory process for review of INDs, Adicet intends to initiate a clinical trial and treat the first patient with ADI-002 in 2021.

Adicet is focusing substantially all of its resources on the development of its product candidates. Adicet expects its research and development expenses to increase substantially during the next few years, as it seeks to initiate clinical trials for its product candidates, complete its clinical program, pursue regulatory approval of its product candidates and prepare for a possible commercial launch. Predicting the timing or the cost to complete its clinical program or validation of its commercial manufacturing and supply processes is difficult and delays may occur because of many factors, including factors outside of Adicet’s control.

General and Administrative Expenses

General and administrative expenses consist principally of payroll and personnel expenses, including salaries, bonuses, benefits and stock-based compensation expenses, professional fees for legal, consulting, accounting and tax services, allocated overhead expenses, including rent, equipment, depreciation, information technology costs and utilities, and other general operating expenses not otherwise classified as research and development expenses.

Adicet anticipates that its general and administrative expenses will increase for the foreseeable future due to anticipated expenses related to the merger and as a result of operating as a public company, including expenses related to personnel costs, expanded infrastructure and higher consulting, legal and accounting services costs associated with complying with the applicable Nasdaq and SEC requirements, investor relations costs and director and officer insurance premiums.

Interest Income

Interest income consists primarily of interest income earned on Adicet’s cash and cash equivalents and marketable debt securities.

Interest Expense

Interest expense consists of amortization of debt issuance costs related to the Loan Agreement (as defined below).

Other Income, Net

Other income, net primarily consists of changes in the fair value of Adicet’s redeemable convertible preferred stock tranche liability and redeemable convertible preferred stock warrant liability.

Results of Operations

The following table summarizes Adicet’s results of operations for the periods indicated (in thousands, except percentages):

Comparison of the Six Months Ended June 30, 2020 and 2019

	Six Months Ended June 30,
	2020	2019	Change	% Change
Revenue	$9,465	$6,073	$3,392	56%
Operating expenses
Research and development	15,709	10,837	4,872	45%
General and administrative	9,943	4,222	5,721	136%

Total operating expenses	25,652	15,059	10,593	70%

Loss from operations	(16,187)	(8,986)	(7,201)	80%
Interest income	551	285	266	93%
Interest expense	(34)	—	(34)	100%
Other income, net	50	1,920	(1,870)	(97%)

Loss before income tax expense (benefit)	(15,620)	(6,781)	(8,839)	130%
Income tax benefit	(2,679)	1	(2,680)	* %

Net loss	$(12,941)	$(6,782)	$(6,159)	91%

*	Not meaningful

Revenue increased by $3.4 million, or 56%, from the six months ended June 30, 2019 to the six months ended June 30, 2020 resulting from the increase in revenue recognized under the Regeneron Agreement. The increase in revenue recognized under the Regeneron Agreement for the six months ended June 30, 2020 was primarily due to the following reasons:

•

In April 2019, Adicet executed an amendment to the Regeneron Agreement, according to which the future research program fees that were due on the third and fourth anniversaries of the Regeneron Agreement were replaced with payments based on achievement of certain development and regulatory milestones. After the amendment became effective in July 2019, these payments were accounted for as variable consideration and excluded from the transaction price due to substantial uncertainties related to achieving the milestones and, as a result, earning such payments. This resulted in a decrease in the cumulative revenue recognized under the Regeneron Agreement in the third quarter of 2019. However, in June 2020, Adicet achieved a milestone relating to the selection of a clinical candidate resulting in an increase in the transaction price by $10.0 million. Adicet increased the transaction price of the Regeneron Agreement in June 2020 when it achieved the milestone for the selection of a clinical candidate, resulting in an recognition of cumulative revenue of $5.0 million during the six months ended June 30, 2020 (see critical accounting policy below).

•

Additionally, the proportional performance under the Regeneron Agreement measured, using a cost-based input method, was higher during the six months ended June 30, 2020 as compared to the six months ended June 30, 2019 due to increased research and development activities.

Research and development

	Six months Ended June 30,
	2020	2019
Payroll and personnel expenses(1)	$6,597	$4,771
Costs incurred under agreements with consultants, CMOs, and CROs	$5,476	$2,051
Lab materials, supplies, and maintenance of equipment used for research and development activities	$2,062	$2,729
Other research and development expenses(2)	$1,574	$1,286

Total research and development expenses	$15,709	$10,837

(1)	Employee related costs, including salaries, bonuses, benefits and stock-based compensation expenses for research and development employees.
(2)	Allocated facility-related costs, such as rent, utilities, insurance, repairs and maintenance, depreciation and amortization, information technology costs and general support services.

Research and development expenses increased by $4.9 million, or 44%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The increase in research and development expenses was primarily due to an increase of $3.4 million in fees paid to CROs and CMOs due to increased manufacture and preclinical development, an increase of $1.8 million in payroll and personnel expenses, including salaries, bonuses, benefits and stock-based compensation expenses due to increases in headcount of employees involved in research and development activities, and an increase of $0.4 million in allocated facility-related costs and other general support services offset by a decrease of $0.7 million in laboratory materials, supplies, and maintenance of equipment used for research and development activities.

General and administrative

General and administrative expenses increased by $5.7 million, or 136%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The increase in general and administrative expenses was primarily due to an increase of $4.7 million of professional fees for legal, consulting, accounting, tax and other services, an increase of $0.3 million in depreciation, rent, travel and other expenses, and an increase of $0.7 million of payroll and personnel expenses, including salaries, bonuses, benefits and stock-based compensation expenses due to an increase in compensation for temporary employees offset by a decrease of recruiting expenses for employees involved in general and administrative activities. The increase in professional fees resulted primarily from the transaction costs incurred in connection with the merger with resTORbio.

Interest income

Interest income increased by $0.3 million, or 93%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019, which was primarily attributable to interest income from the increase in cash and cash equivalents and marketable debt securities as a result of the proceeds received from the sale of shares of Series B redeemable convertible preferred stock in the third quarter of 2019.

Interest expense

Interest expense of less than $0.1 million for the six months ended June 30, 2020 is attributable to amortization of issuance costs of the Loan Agreement (as defined below) entered in April 2020.

Other income, net

Other income, net decreased by $1.9 million, or 97%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019, which was primarily due to decreases in other income resulting from the change in fair value of redeemable convertible preferred stock tranche liability and from the change in fair value of redeemable convertible preferred stock warrant liability.

Income tax benefit

Income tax benefit increased by $2.7 million for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The income tax benefit during the six months ended June 30, 2020 was a result of the recognition of a net operating loss carryback under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) which was enacted on March 27, 2020 in response to the COVID-19 pandemic and generated a refund of income taxes paid by Adicet for the year ended December 31, 2017. Adicet records the effect of an enacted change in a tax law in the period that includes the enactment date in accordance with Accounting Standards Codification (“ASC”) 740, Income Taxes.

The tax relief measures under the CARES Act for businesses include a five-year net operating loss carryback, suspension of annual deduction limitation of 80% of taxable income from net operating losses generated in a tax year beginning after December 31, 2017, changes in the deductibility of interest, acceleration of alternative minimum tax credit refunds, payroll tax relief, and a technical correction to allow accelerated deductions for qualified improvement property.

Comparison of the Years Ended December 31, 2019 and 2018

The following table summarizes Adicet’s results of operations for the periods indicated (in thousands, except percentages):

	Year Ended December 31,
	2019	2018	Change	% Change
Revenue	$995	$8,181	$(7,186)	(88%)
Operating expenses
Research and development	23,691	14,717	8,974	61%
General and administrative	8,692	8,428	264	3%

Total operating expenses	32,383	23,145	9,238	40%

Loss from operations	(31,388)	(14,964)	(16,424)	110%
Interest income	938	543	395	73%
Other income, net	2,331	4,533	(2,202)	(49%)

Loss before income tax expense (benefit)	(28,119)	(9,888)	(18,231)	184%
Income tax expense (benefit)	19	(589)	608	(103%)

Net loss	$(28,138)	$(9,299)	$(18,839)	203%

Revenue

Revenue decreased by $7.2 million, or 88%, for the year ended December 31, 2019 compared to the year ended December 31, 2018 resulting from the decrease in revenue recognized under the Regeneron Agreement.

The decrease in revenue recognized under the Regeneron Agreement during the year ended December 31, 2019 was primarily due to the following reasons:

•

In April 2019, Adicet executed an amendment to the Regeneron Agreement according to which future research program fees that were due on the third and fourth anniversaries of the Regeneron Agreement were replaced with the payments based on achievement of certain development and regulatory milestones. After the amendment became effective in July 2019, these payments were accounted for as variable consideration and excluded from the transaction price due to substantial uncertainties related to achieving the milestones and, as a result, earning with such payments. This resulted in a decrease in the cumulative revenue recognized under the Regeneron Agreement (see critical accounting policy on revenue recognition below).

•

Additionally, the total estimated costs of research and development expenses to fulfill the obligations under the Regeneron Agreement have increased in 2019 due to updated estimated CMO and CRO costs, including additional costs for adding second source providers. This also resulted in a decrease in the cumulative revenue amount recognized under the Regeneron Agreement.

Research and development

	Year Ended December 31,
	2019	2018
Payroll and personnel expenses(1)	$10,104	$7,449
Costs incurred under agreements with consultants, CMOs, and CROs	$5,982	$1,054
Lab materials, supplies, and maintenance of equipment used for research and development activities	$4,961	$3,857
Other research and development expenses(2)	$2,644	$2,357
Total research and development expenses	$23,691	$14,717

(1)	Employee related costs, including salaries, bonuses, benefits and stock-based compensation expenses for research and development employees.
(2)	Allocated facility-related costs, such as rent, utilities, insurance, repairs and maintenance, depreciation and amortization, information technology costs and general support services.

Research and development expenses increased by $9.0 million, or 61%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase in research and development expenses was primarily due to an increase of $4.9 million in fees paid to CROs and CMOs due to initiating and ramping up manufacturing and preclinical development activities related to Adicet’s first product candidate, an increase of $2.7 million in payroll and personnel expenses, including salaries, bonuses, benefits and stock-based compensation expenses due to increases in headcount of employees involved in research and development activities, an increase of $1.1 million in laboratory materials, supplies, and maintenance of equipment used for research and development activities, and an increase of $0.3 million in facility-related costs and other general support services.

General and administrative

General and administrative expenses increased by $0.3 million, or 3%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase in general and administrative expenses was primarily due to an increase of $0.7 million of professional fees for legal, consulting, accounting, tax and other services and an increase of $0.4 million in depreciation, rent, travel and other expenses, offset by a decrease of $0.8 million of payroll and personnel expenses, including salaries, bonuses, benefits and stock-based compensation expenses largely due to a decrease in stock-based compensation expenses resulting from accounting for forfeitures of unvested stock options of terminated employees during the year that was partly offset by increases in headcount at the senior management level.

Interest income

Interest income increased by $0.4 million, or 73%, for the year ended December 31, 2019 compared to the year ended December 31, 2018, which was primarily attributable to interest income from an increase in cash and cash equivalents and marketable debt securities as a result of the proceeds received from the sale of shares of Series B redeemable convertible preferred stock in the third quarter of 2019.

Other income, net

Other income, net decreased by $2.2 million, or 49%, for the year ended December 31, 2019 compared to the year ended December 31, 2018, which was primarily due to a decrease in fair value of redeemable convertible preferred stock tranche liability by $2.5 million, partially offset by an increase in fair value of redeemable convertible preferred stock warrant liability of $0.3 million.

Income tax expense (benefit)

During the year ended December 31, 2019, Adicet recorded income tax expense of less than $0.1 million. For the year ended December 31, 2018, Adicet recorded an income tax benefit of $0.6 million which was primarily due to the New York state net operating loss carryback, which generated a refund of income taxes paid for the year ended December 31, 2017.

Liquidity and Capital Resources

Sources of Liquidity

Since Adicet’s formation in 2014, the company has funded its operations with an aggregate of $116.3 million in gross cash proceeds from the sale of redeemable convertible preferred stock and an aggregate of $45.0 million received to date from Regeneron under the Regeneron Agreement. As of June 30, 2020, Adicet had cash, cash equivalents and marketable debt securities of $52.3 million.

Redeemable Convertible Preferred Stock

Series A Redeemable Convertible Preferred Stock

In August 2015, Adicet entered into a Series A redeemable convertible preferred stock purchase agreement (referred to as the “Purchase Agreement”) with an investor (referred to as the “Investor”) to issue and sell 12,187,500 shares of its Series A redeemable convertible preferred stock at $1.20 per share (referred to as the “Series A Purchase Price”) for total gross proceeds of $14.6 million. The Purchase Agreement also provided for the issuance and sale to the Investor of an additional 12,812,500 shares of Series A redeemable convertible preferred stock at the Series A Purchase Price upon achieving certain milestone conditions (referred to as the “Milestone Closing”). Further, from and after the occurrence of the Milestone Closing, at any time prior to the earliest to occur of (A) the two year anniversary of the Milestone Closing, (B) a liquidation or deemed liquidation or (C) an initial public offering by Adicet, the Investor had an option to purchase up to an additional 8,333,334 shares of Series A redeemable convertible preferred stock at the Series A Purchase Price (referred to as the “Additional Closing”).

In January 2016, Adicet amended the Purchase Agreement (referred to as the “the Amended Purchase Agreement”) with certain purchasers, including the Investor, to issue and sell an additional 9,015,425 shares of its Series A redeemable convertible preferred stock at the Series A Purchase Price for total gross proceeds of $10.8 million. The Amended Purchase Agreement was entered in contemplation of Adicet’s acquisition of Applied Immune Technologies, Ltd. (referred to as “AIT”) that closed on the same day and as part of the purchase consideration, Adicet issued 6,400,879 Series A redeemable convertible preferred stock shares to the former shareholders of AIT.

Per the terms of the Amended Purchase Agreement, the number of shares of Series A redeemable convertible preferred stock to be issued and sold at the Milestone Closing and Additional Closing was reduced to 9,020,833 shares and 5,875,000 shares, respectively. In November 2018, Adicet issued 9,020,833 shares of Series A redeemable convertible preferred stock at $1.20 per share for gross proceeds of $10.8 million in connection with the Milestone Closing. In July 2019, as part of the Series B redeemable convertible preferred stock purchase agreement (as described below), the Additional Closing was terminated.

Adicet also issued 411,892 and 67,656 shares of its Series A redeemable convertible preferred stock in connection with an amendment of a license agreement in February 2016 and February 2019, respectively.

In January 2016 and February 2016, Adicet issued 629,633 shares of its Series A-1 redeemable convertible preferred stock and 2,428,688 shares of Series A-2 redeemable convertible preferred stock as part of the purchase consideration for AIT.

Series B Redeemable Convertible Preferred Stock

In July 2019, Adicet issued 37,765,426 shares of Series B redeemable convertible preferred stock at $1.4034 per share for gross proceeds of $53.0 million.

In August 2019, Adicet issued 4,987,885 shares of Series B redeemable convertible preferred stock at $1.4034 per share for gross proceeds of $7.0 million.

In September 2019, Adicet issued 14,251,104 of Series B redeemable convertible preferred stock at $1.4034 per share for gross proceeds of $20.0 million.

As part of the Series B redeemable convertible preferred stock purchase agreement by and among Adicet and certain investors, including the Investor, the Investor’s option to purchase additional shares of Series A redeemable convertible preferred stock at the Series A Purchase Price was cancelled for no consideration.

In connection with Series B redeemable convertible preferred stock financing transactions, Adicet issued to its financial advisor warrants to purchase 1,781,387 shares of its Series B redeemable convertible preferred stock at an exercise price of at $1.4034 per share. These warrants will terminate at the earlier of the seven-year anniversary from the issuance date and a liquidation of the company.

Loan Agreement

On April 28, 2020, Adicet entered into a Loan and Security Agreement with Pacific Western Bank for a term loan not exceeding $12.0 million (as amended, referred to as the “Loan Agreement”) to finance leasehold improvements for its new corporate headquarters in Redwood City, California and other purposes permitted under the Loan Agreement, with an interest rate equal to the greater of 0.25% above the Prime Rate (as defined in the Loan Agreement) or 5.00%. The Loan Agreement granted to Pacific Western Bank a security interest on substantially all of Adicet’s assets other than intellectual property to secure the performance of Adicet’s obligations under the Loan Agreement, and contains a variety of affirmative and negative covenants, including required financial reporting, limitations on certain dispositions of assets or distributions, limitations on the incurrence of additional debt or liens and other customary requirements. Pacific Western Bank consented to the delivery of audited consolidated financial statements that include a going concern explanatory paragraph by Adicet’s independent registered public accounting firm for the year ended December 31, 2019 in accordance with the terms of the financial statement covenants set forth in the Loan Agreement. Therefore, as of the date of this proxy statement/prospectus/information statement, Adicet was in compliance with such covenants and had no indebtedness outstanding under the Loan Agreement.

In connection with the entrance into the Loan Agreement, Adicet issued Pacific Western Bank a warrant to purchase shares of its Series B redeemable convertible preferred stock (described below) at an exercise price of $1.4034 per share (referred to as the “Existing PacWest Warrant”), which was later assigned to an affiliate of Pacific Western Bank. The Existing PacWest Warrant is initially exercisable for 42,753 shares of Adicet’s Series B redeemable convertible preferred stock and shall be exercisable for an additional number of shares of its Series B redeemable convertible preferred stock equal to 1.00% of the aggregate original principal amount of all term loans made pursuant to the Loan Agreement (up to an aggregate maximum of 128,259 shares). Pursuant to the terms of the Existing PacWest Warrant and the merger agreement, at the effective time of the merger, resTORbio will issue a new warrant to the holder of the Existing PacWest Warrant (referred to as the “New PacWest Warrant”) which will replace the Existing PacWest Warrant. The New PacWest Warrant will be exercisable solely for shares of resTORbio common stock and the number of shares of resTORbio common stock subject to the warrant shall be determined by multiplying (x) the number of shares of Adicet capital stock that were subject to the Existing PacWest Warrant (on an as-converted basis with respect to shares of Adicet preferred stock), as in effect immediately prior to the effective time of the merger, by (y) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of resTORbio common stock. The per share exercise price for the resTORbio common stock issuable upon exercise of the New PacWest Warrant shall be determined by dividing (x) the exercise price per share of Adicet capital stock subject to the Existing PacWest Warrant (on an as-converted basis), as in effect immediately prior to the effective time of the merger, by (y) the exchange ratio, and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise set forth in the Existing PacWest Warrant shall continue in full force and effect in the New PacWest Warrant and the term, exercisability, vesting schedule and other provisions of the Existing PacWest warrant shall otherwise remain unchanged in the New PacWest Warrant. Adicet accounted for the fair value of $0.1 million of the Existing PacWest Warrant issued as a deferred asset on the consolidated balance sheet that will be amortized on a straight-line basis until Availability End Date.

Pursuant to the terms of the Loan Agreement, Pacific Western Bank has consented in principle to the consummation of the merger as a Permitted Transaction (as defined in the Loan Agreement) subject to certain conditions, including: (i) that the merger is consummated in accordance with the merger agreement (unless otherwise approved by Pacific Western Bank in writing), (ii) Adicet providing copies of all material transaction documents to Pacific Western Bank, (iii) Adicet providing any diligence materials reasonably requested by

Pacific Western Bank, (iv) resTORbio entering into a secured guaranty agreement in form and substance satisfactory to Pacific Western Bank and granting Pacific Western Bank a security interest in substantially all of its assets other than its intellectual property and (v) resTORbio issuing the New PacWest Warrant to the holder of the Existing PacWest Warrant pursuant to the terms of the merger agreement and the Existing PacWest Warrant. If the conditions set forth in the consent provided by Pacific Western Bank are not satisfied, Adicet would effectively need to terminate the Loan Agreement and repay any outstanding loan funds or refinance the facility with another lender.

Future Funding Requirements

Adicet has incurred losses of $12.9 million and $6.8 million for the six months ended June 30, 2020 and 2019, respectively, and $28.1 million and $9.3 million for the years ended December 31, 2019 and 2018, respectively. As of June 30, 2020, Adicet had an accumulated deficit of $82.6 million.

As of June 30, 2020, Adicet had cash, cash equivalents and marketable debt securities of $52.3 million. Adicet believes that its cash, cash equivalents and marketable debt securities will not be sufficient for it to continue as a going concern for at least one year from the issuance date of Adicet’s consolidated financial statements as of and for the year ended December 31, 2019 and Adicet’s condensed consolidated financial statements as of and for the six months ended June 30, 2020 included elsewhere in this proxy statement/prospectus/information statement. Adicet believes that this raises substantial doubt about its ability to continue as a going concern. As a result, Adicet will be required to raise additional capital, however, there can be no assurance as to whether additional financing will be available on terms acceptable to the company, if at all. If sufficient funds on acceptable terms are not available when needed, Adicet could be required to significantly reduce its operating expenses and delay, reduce the scope of, or eliminate one or more of its development programs. Failure to manage discretionary spending or raise additional financing, as needed, may adversely impact Adicet’s ability to achieve its intended business objectives and have an adverse effect on its results of operations and future prospects.

Adicet’s consolidated financial statements as of and for the year ended December 31, 2019 and condensed consolidated financial statements as of and for the six months ended June 30, 2020 have been prepared assuming that it will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. Adicet’s consolidated financial statements as of and for the year ended December 31, 2019 and Adicet’s condensed consolidated financial statements as of and for the six months ended June 30, 2020 do not reflect any adjustments relating to the recoverability and reclassifications of assets and liabilities that might be necessary if Adicet is unable to continue as a going concern.

All of Adicet’s revenue to date is generated from the Regeneron Agreement, which is a collaboration and license agreement. Adicet does not expect to generate any significant product revenue until it obtains regulatory approval of and commercialize any of Adicet’s product candidates or enter into additional collaborative agreements with third parties, and it does not know when, or if, either will occur. Adicet expects to continue to incur significant losses for the foreseeable future, and it expects the losses to increase as the company continues the development of, and seek regulatory approvals for, its product candidates and begin to commercialize any approved products. Adicet is subject to all of the risks typically related to the development of new product candidates, and it may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business.

Adicet will continue to require additional capital to develop its product candidates and fund operations for the foreseeable future. Adicet may seek to raise capital through private or public equity or debt financings, collaborative or other arrangements with corporate sources, or through other sources of financing. Adicet anticipates that it will need to raise substantial additional capital, the requirements for which will depend on many factors, including:

•	the scope, timing, rate of progress and costs of Adicet’s drug discovery efforts, preclinical development activities, laboratory testing and clinical trials for Adicet’s product candidates;

•	the number and scope of clinical programs Adicet decides to pursue;

•	the cost, timing and outcome of preparing for and undergoing regulatory review of Adicet’s product candidates;

•	the scope and costs of development and commercial manufacturing activities;

•	the cost and timing associated with commercializing Adicet’s product candidates, if they receive marketing approval;

•	the extent to which Adicet acquires or in-license other product candidates and technologies;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing Adicet’s intellectual property rights and defending intellectual property-related claims;

•	Adicet’s ability to establish and maintain collaborations on favorable terms, if at all;

•

Adicet’s efforts to enhance operational systems and its ability to attract, hire and retain qualified personnel, including personnel to support the development of Adicet’s product candidates and, ultimately, the sale of its products, following FDA approval;

•	Adicet’s implementation of operational, financial and management systems;

•	the impact of the COVID-19 pandemic on U.S. and global economic conditions that may impact Adicet’s ability to access capital on terms anticipated, or at all; and

•	after the consummation of the merger, the costs associated with being a public company.

A change in the outcome of any of these or other variables with respect to the development of any of Adicet’s product candidates could significantly change the costs and timing associated with the development of that product candidate. Furthermore, Adicet’s operating plans may change in the future, and it will continue to require additional capital to meet operational needs and capital requirements associated with such operating plans.

Adequate funding may not be available to Adicet on acceptable terms or at all. Adicet’s failure to raise capital as and when needed could have a negative impact on its financial condition and Adicet’s ability to pursue its business strategies. If Adicet is unable to raise additional funds when needed, it may be required to delay, reduce, or terminate some or all of Adicet’s development programs and clinical trials or it may also be required to sell or license to others rights to Adicet’s product candidates in certain territories or indications that it would prefer to develop and commercialize itself. If Adicet is required to enter into collaborations and other arrangements to supplement its funds, Adicet may have to give up certain rights that limit its ability to develop and commercialize Adicet’s product candidates or may have other terms that are not favorable to it or its stockholders, which could materially affect Adicet’s business and financial condition.

See the section of this proxy statement/prospectus/information statement titled “Risk Factors—Risks Related to Adicet” for additional risks associated with Adicet’s substantial capital requirements.

Summary Statement of Cash Flows

The following table sets forth the primary sources and uses of Adicet’s cash, cash equivalents, and restricted cash for each of the periods presented below (in thousands):

	Six Months Ended June 30,		Years Ended December 31,
	2020	2019	2019	2018
Net cash (used in) provided by:
Operating activities	$(20,358)	$(13,384)	$(27,882)	$(18,180)
Investing activities	28,123	9,840	(47,931)	(16,058)
Financing activities	(108)	16	76,945	11,046

Net (decrease) increase in cash, cash equivalents and restricted cash	$7,657	$(3,528)	$1,132	$(23,192)

Cash Flows from Operating Activities

Net cash used in operating activities was $20.4 million for the six months ended June 30, 2020. Cash used in operating activities was primarily due to the use of funds in Adicet’s operations to develop its product candidates and transaction costs incurred in connection with the merger with resTORbio resulting in a net loss of $12.9 million, adjusted for an increase in accounts receivable as a result of $10.0 million receivable under the Regeneron Agreement, the payment for which was received in July 2020, an increase in prepaid expenses and other current assets of $2.9 million and an increase in other non-current assets of $0.7 million, partially offset by non-cash charges for depreciation and amortization expense of $0.6 million, stock-based compensation expense of $0.7 million, an increase in accounts payable of $1.1 million, an increase in contract liabilities of $0.5 million and an increase in accrued and other current liabilities of $3.5 million. The increase in prepaid expenses and other current assets and increases in accounts payable and accrued and other liabilities resulted from the timing of payments to Adicet’s service providers.

Net cash used in operating activities was $13.4 million for the six months ended June 30, 2019. Cash used in operating activities was primarily due to the use of funds in Adicet’s operations to develop its product candidates resulting in a net loss of $6.8 million, adjusted for a non-cash change in the fair value of redeemable convertible preferred stock tranche liability of $1.9 million, a decrease in contract liabilities of $6.1 million due to revenue recognized for the six months ended June 30, 2019, and a decrease in accrued and other current liabilities of $0.9 million, partially offset by depreciation expense of $0.6 million, stock-based compensation expense of $0.5 million, a decrease in prepaid expenses and other current assets of $0.8 million, and an increase in accounts payable of $0.6 million. The decrease in prepaid expenses and other current assets and accrued and other current liabilities and increase in accounts payable resulted from the timing of payments to Adicet’s service providers.

Net cash used in operating activities was $27.9 million for the year ended December 31, 2019. Cash used in operating activities was primarily due to the use of funds in Adicet’s operations to develop its product candidates resulting in a net loss of $28.1 million, adjusted for a non-cash change in fair value of the redeemable convertible preferred stock tranche liability and TRDF liability of $2.0 million, a non-cash change in fair value of redeemable convertible preferred stock warrant liability of $0.3 million, a decrease in contract liabilities of $1.0 million, and a decrease in accrued and other current liabilities of $0.4 million, partially offset by depreciation expense of $1.2 million, stock-based compensation expense of $1.2 million, a decrease in prepaid expenses and other current assets of $1.4 million, and an increase in accounts payable of $0.5 million. The decrease in prepaid expenses and other current assets, decrease in accrued and other current liabilities, and increase in accounts payable resulted from the timing of payments to Adicet’s service providers.

Net cash used in operating activities was $18.2 million for the year ended December 31, 2018. Cash used in operating activities was primarily due to the use of funds in Adicet’s operations to develop its product candidates resulting in a net loss of $9.3 million, adjusted for a non-cash change in fair value of redeemable convertible preferred stock tranche liability and TRDF liability of $4.5 million, a decrease in contract liabilities of $3.2 million, an increase in prepaid expenses and other current assets of $2.8 million, a decrease in accrued and other current liabilities of $1.3 million, a decrease in accounts payable of $0.3 million, and an increase in other non-current assets of $0.3 million, partially offset by non-cash depreciation expense of $1.2 million and stock-based compensation expense of $2.5 million. The increase in prepaid expenses and other current assets and decreases in accounts payable and accrued and other current liabilities resulted from the timing of payments to Adicet’s service providers.

Cash Flows from Investing Activities

Net cash provided by investing activities was $28.1 million for the six months ended June 30, 2020, which consisted of proceeds from maturities of marketable debt securities of $34.2 million, partially offset by purchases of marketable debt securities of $5.7 million and purchases of property and equipment of $0.4 million.

Net cash provided by investing activities was $9.8 million for the six months ended June 30, 2019, which consisted of proceeds from maturities of marketable debt securities of $12.8 million, partially offset by purchases of marketable debt securities of $2.4 million and purchases of property and equipment of $0.5 million.

Net cash used in investing activities was $47.9 million for the year ended December 31, 2019, which related to purchases of marketable debt securities of $76.1 million and purchases of property and equipment of $1.1 million, partially offset by proceeds from maturities of marketable debt securities of $29.1 million.

Net cash used in investing activities was $16.1 million for the year ended December 31, 2018, which related to purchases of marketable debt securities of $15.2 million and purchases of property and equipment of $0.9 million.

Cash Flows from Financing Activities

Net cash used in financing activities was $0.1 million for the six months ended June 30, 2020, primarily due to cash paid for debt issuance costs of $0.2 million, partly offset by cash proceeds from the exercise of stock options of less than $0.1 million.

Net cash provided by financing activities was less than $0.1 million for the six months ended June 30, 2019, primarily due to cash proceeds from the exercise of stock options.

Net cash provided by financing activities was $76.9 million for the year ended December 31, 2019, primarily due to net proceeds from the sale of Series B redeemable convertible preferred stock.

Net cash provided by financing activities was $11.0 million for the year ended December 31, 2018, due to net proceeds from the sale of Series A redeemable convertible preferred stock of $10.8 million and cash proceeds of $0.2 million from exercise of stock options.

Contractual Obligations and Commitments

The following table summarizes Adicet’s contractual obligations as of December 31, 2019 (in thousands):

	Payments Due by Period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Operating lease obligations(1)	$2,721	$6,460	$5,680	$16,328	$31,189

(1)

Adicet leases its office facility in Menlo Park, California under a non-cancellable operating leases with an expiration date of March 31, 2022 (subject to any optional extension), which lease was amended on

September 30, 2019 to include additional office space, with an expiration date of March 31, 2021 (subject to any optional extension). On October 28, 2018, Adicet executed a non-cancelable lease agreement for a new office and laboratory facility in Redwood City that has not yet commenced with an expiration date of February 28, 2030. The minimum lease payments above do not include any related common area maintenance charges or real estate taxes.

Adicet enters into contracts in the normal course of business with CROs and CMOs for preclinical and clinical studies and testing, manufacture and supply of its preclinical materials and other services and products used for operating purposes. These contracts generally provide for termination following a certain period after notice, and therefore, Adicet believes that its non-cancelable obligations under these agreements are not material.

Critical Accounting Policies, Significant Judgments and Use of Estimates

Adicet’s financial statements have been prepared in accordance with U.S. generally accepted accounting principles, (“U.S. GAAP”). The preparation of these financial statements requires Adicet to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses incurred during the reporting periods. Adicet’s estimates are based on its historical experience and on various other factors that Adicet believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Adicet believes that the accounting policies discussed below are critical to understanding its historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. For more detail on Adicet’s critical accounting policies, see Note 2 “Summary of Significant Accounting Policies” to Adicet’s audited financial statements included elsewhere in this proxy statement/prospectus/information statement.

Revenue Recognition

Adicet’s revenues are derived through the Regeneron Agreement and are accounted for in accordance with Accounting Standards Codification (“ASC”) 606. The terms of the Regeneron Agreement include (1) a research license, (2) a collaboration invention license, (3) a trademark license, (4) research and development services during the research term, (5) manufacturing services to manufacture collaboration ICPs for the research programs, (6) participation in the joint research committee, and (7) information sharing during the research term. Adicet considered that the licenses granted under the Regeneron Agreement are not capable of being distinct and are not distinct from the research and development and manufacturing services within the context of the Regeneron Agreement, because 1) such licenses are for the research and development effort during the research term, unless Regeneron exercises its option under the Regeneron Agreement, 2) the research and development services significantly increase the utility of such licenses, and 3) research and development services require collaboration ICPs being manufactured. Specifically, the licenses granted by Adicet can only provide benefit to Regeneron in combination with the research and development and manufacturing services provided by Adicet, to discover the collaboration ICPs. Similarly, the participation in the joint research committee and information sharing are not capable of being distinct and are not distinct from the research and development and manufacturing services within the context of the agreement, because the participation in the joint research committee is for monitoring and governing of the research and development efforts and the information sharing is for sharing results of such research and development efforts. Therefore, Adicet concluded all of the above promises are combined into a single performance obligation.

Adicet received a non-refundable upfront payment of $25.0 million from Regeneron upon execution of the Regeneron Agreement, an aggregate of $10.0 million of additional payments for research funding from Regeneron as of June 30, 2020 and received an additional payment of $10.0 million dollars in July 2020 from Regeneron for timely achievement of a milestone relating to the selection of a clinical candidate in June 2020. In addition, Regeneron may have to pay Adicet additional amounts in the future consisting of up to an aggregate of

$100.0 million of option exercise fees, as specified in the Regeneron Agreement. Regeneron must also pay Adicet high single digit royalties as a percentage of net sales for ICPs to targets for which it has exclusive rights, and low single digit royalties as a percentage of net sales on any non-ICP product comprising a targeting moiety generated by Adicet through the use of Regeneron’s proprietary mice. Adicet must pay Regeneron mid-single to low double digit, but less than teens, of royalties as a percentage of net sales of ICPs to targets for which Adicet has exercised exclusive rights, and low to mid-single digit of royalties as a percentage of net sales of targeting moieties generated from Adicet’s license to use Regeneron’s proprietary mice. Royalties are payable until the longer of the expiration or invalidity of the licensed patent rights or twelve (12) years from first commercial sale.

Adicet also evaluated whether the option provided to Regeneron represents a material right that would require separate deferral and recognition. The option exercise will provide Regeneron with a development and commercial license to develop and commercialize the optioned collaboration ICPs. Adicet concluded that the $25.0 million upfront payment to it was not negotiated to provide incremental discount for the future option fees payable upon Regeneron’s exercise of the option.

Regeneron could decide not to exercise the option at its own discretion. The exercise of the option by Regeneron is not certain and is dependent on many factors, such as progress made on the specific option-eligible collaboration ICP, Regeneron’s overall assessment of commercial feasibility of the further research, development and commercialization of the Option products, availability and cost of alternative programs and products. The option provides Regeneron with a license for intellectual property that will be improved from the inception of the Regeneron Agreement. In addition, the option fee is significant compared to the sum total of the upfront payment and research funding fees in the original Regeneron Agreement. Therefore, the company determined that the option provided to Regeneron does not represent a material right and that any potential exercise of the option should be accounted as a separate contract. Hence, upon the option exercise by Regeneron the option fee would be allocated to the development and commercial license which would be the only performance obligation in that separate contract, and recognized as revenue when control of the license rights is transferred to Regeneron.

As of June 30, 2020, it is not probable that Adicet will exercise its co-funding option for the optioned collaboration ICPs. If, as a result of changes in facts and circumstances, it becomes probable that Adicet will exercise its co-funding option for an optioned collaboration ICP, then Adicet will reassess the accounting of the option fees for such optioned collaboration ICP, including if the nature of its relationship with Regeneron has changed from customer-vendor to collaboration partners.

For revenue recognition purposes, Adicet determined that the duration of the contract is the same as the research term of five (5) years beginning on the execution of the Regeneron Agreement on July 29, 2016. The contract duration is defined as the period during which parties to the contract have present and enforceable rights and obligations. Adicet determined that Regeneron faces significant in-substance penalties were it to terminate the Regeneron Agreement prior to the end of the research term.

In order to determine the transaction price, Adicet evaluated all the payments and licenses to be received from Regeneron during the duration of the contract. At contract inception, Adicet determined a transaction price of the Regeneron Agreement consisting of the $25.0 million upfront payment and the aggregate research funding fees payable over the research term. Per the terms of the original Regeneron Agreement prior to the amendment effective from July 2019, the research funding fees were payable merely due to passage of time and therefore did not represent a variable consideration. After the amendment became effective in July 2019, certain of these fees became contingent upon Adicet meeting certain development and regulatory milestones. Therefore, Adicet concluded that after the amendment such potential payments became variable consideration, the receipt of which was subject to substantial uncertainty and therefore excluded from the transaction price upon the effective date of the amendment. As a result, Adicet recorded $6.6 million as a reduction to cumulative revenue recognized prior to the amendment effective date. Adicet will re-evaluate the transaction price if there is a significant change in facts and circumstances but at least at the end of each reporting period. Adicet increased the transaction price in June 2020 when it achieved the milestone for the selection of a clinical candidate to the second collaboration target under the Regeneron Agreement, resulting in a recognition of cumulative revenue of $5.2 million during the six months ended June 30, 2020.

Adicet also considered the existence of any significant financing component within the Regeneron Agreement given its upfront payment structure. Based upon this assessment, Adicet concluded that the up-front payment was provided for valid business reasons and not for the purpose of providing financing. The reason for the initial advance payment at the beginning of the contract is not to provide financing to Adicet, but to ensure Regeneron’s commitment to the contract and to provide assurance that the customer will perform its obligations under the contract. Accordingly, Adicet has concluded that the upfront payment structure of the Regeneron Agreement does not result in the existence of a significant financing component.

The royalty payments will be recognized when the related sales occur as they were determined to relate predominantly to the intellectual property licenses granted to Regeneron and therefore have also been excluded from the transaction price.

Adicet has determined that the combined performance obligation is satisfied over time. ASC 606 requires Adicet to select a single revenue recognition method for the performance obligation that depicts Adicet’s performance in transferring control of the services. Accordingly, Adicet utilizes a cost-based input method to measure proportional performance and to calculate the corresponding amount of revenue to recognize. Adicet believes this is the best measure of progress because it reflects how Adicet transfers its performance obligation to Regeneron. In applying the cost-based input method of revenue recognition, Adicet uses actual costs incurred relative to budgeted costs to fulfill the combined performance obligation. These costs consist primarily of internal full-time equivalent effort and third-party contract costs. Revenue is recognized based on actual costs incurred as a percentage of total budgeted costs as Adicet completes its performance obligations over the research term of five years. A cost-based input method of revenue recognition requires management to make estimates of costs to complete Adicet’s performance obligations. In making such estimates, significant judgment is required to evaluate assumptions related to cost estimates. The cumulative effect of revisions to estimated costs to complete Adicet’s performance obligations will be recorded in the period in which changes are identified and amounts can be reasonably estimated. A significant change in these assumptions and estimates could have a material impact on the timing and amount of revenue recognized in future periods.

Payments or reimbursements for Adicet’s research and development efforts where such efforts are considered as performance obligations are recognized as the services are performed and are presented on a gross basis.

Upfront payments are recorded as contract liabilities upon receipt or when due and require deferral of revenue recognition to a future period until Adicet performs its obligations under these arrangements. Amounts payable to Adicet are recorded as accounts receivable when its right to consideration is unconditional. Adicet does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, Adicet recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, Adicet has not recognized any royalty revenue resulting from its license and collaboration arrangement.

Accrued Research and Development

Adicet has entered into various agreements with CMOs and CROs. Adicet’s research and development accruals are estimated based on the level of services performed, progress of the studies, including the phase or completion of events, and contracted costs. The estimated costs of research and development provided, but not yet invoiced, are included in accrued and other current liabilities on the consolidated balance sheet. If the actual timing of the performance of services or the level of effort varies from the original estimates, Adicet will adjust the accrual accordingly. Payments made to CMOs and CROs under these arrangements in advance of the performance of the related services are recorded as prepaid expenses and other current assets on the consolidated balance sheets until the services are rendered. To date, Adicet’s estimated accruals have not differed materially from the actual costs.

Stock-Based Compensation

Adicet uses a fair value-based method to account for all stock-based compensation arrangements with employees and non-employees, including stock options and restricted stock awards. Adicet’s determination of the fair value of stock options on the date of grant utilizes the Black-Scholes option pricing model. The fair value of the option granted is recognized on a straight-line basis over the period during which an optionee is required to provide services in exchange for the option award, known as the requisite service period, which usually is the vesting period. Adicet accounts for forfeitures as they occur. In determining fair value of the stock options granted, Adicet uses the Black–Scholes option-pricing model, which requires the input of subjective assumptions. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them (expected term), the estimated volatility of Adicet’s common stock price over the expected term (expected volatility), risk-free interest rate and expected dividends. Changes in the following assumptions can materially affect the estimate of fair value and ultimately how much stock-based compensation expense is recognized; and the resulting change in fair value, if any, is recognized in Adicet’s consolidated statement of operations and comprehensive loss during the period the related services are rendered. These inputs are subjective and generally require significant analysis and judgment to develop. Changes in the following assumptions can materially affect the estimate of the fair value of stock-based compensation:

•

Expected Term—The expected term is calculated using the simplified method which is used when there is insufficient historical data about exercise patterns and post-vesting employment termination behavior. The simplified method is based on the vesting period and the contractual term for each grant, or for each vesting-tranche for awards with graded vesting. The mid-point between the vesting date and the maximum contractual expiration date is used as the expected term under this method. For awards with multiple vesting-tranches, the times from grant until the mid-points for each of the tranches may be averaged to provide an overall expected term.

•

Expected Volatility—Adicet uses an average historical stock price volatility of a peer group of comparable publicly traded companies in biotechnology and pharmaceutical related industries to be representative of its expected future stock price volatility, as it does not have any trading history for its common stock. For purposes of identifying these peer companies, Adicet considers the industry, stage of development, size and financial leverage of potential comparable companies. For each grant, Adicet measures historical volatility over a period equivalent to the expected term.

•

Risk-Free Interest Rate—The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equivalent to the expected term of the stock award.

•	Expected Dividend Rate—Adicet has not paid and does not anticipate paying dividends in the near future. Accordingly, Adicet estimates the dividend yield to be zero.

Common Stock Valuations

The estimated fair value of the common stock underlying Adicet’s stock options and stock awards was determined at each grant date by its board of directors, with input from management and a third-party valuation specialist. All options to purchase shares of Adicet’s common stock are intended to be exercisable at a price per share not less than the per-share fair value of its common stock underlying those options on the date of grant.

In the absence of a public trading market for Adicet’s common stock, on each grant date, Adicet develops an estimate of the fair value of its common stock based on the information known to Adicet on the date of grant, upon a review of any recent events and their potential impact on the estimated fair value per share of the common stock, and valuations from an independent third-party valuation firm.

Adicet’s valuations of its common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

The assumptions used to determine the estimated fair value of Adicet’s common stock are based on numerous objective and subjective factors, combined with management judgment, including:

•	external market conditions affecting the pharmaceutical and biotechnology industry and trends within the industry;

•	Adicet’s stage of development and business strategy;

•	the rights, preferences and privileges of Adicet’s redeemable convertible preferred stock relative to those of its common stock;

•	the prices at which Adicet sold shares of its redeemable convertible preferred stock;

•	Adicet’s financial condition and operating results, including its levels of available capital resources;

•	the progress of Adicet’s research and development efforts;

•	equity market conditions affecting comparable public companies; and

•	general U.S. market conditions and the lack of marketability of Adicet’s common stock.

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, Adicet considered the following methods:

•

Option Pricing Method. Under the option pricing method, or OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these.

•

Probability-Weighted Expected Return Method. The probability-weighted expected return method, or PWERM, is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to Adicet, as well as the economic and control rights of each share class.

Based on Adicet’s early stage of development and other relevant factors, Adicet determined that the OPM method as well as a hybrid approach of the OPM and the PWERM methods were the most appropriate methods for allocating Adicet’s enterprise value to determine the estimated fair value of its common stock. In determining the estimated fair value of Adicet’s common stock, its board of directors also considered the fact that Adicet’s stockholders could not freely trade its common stock in the public markets. Accordingly, Adicet applied discounts to reflect the lack of marketability of its common stock based on the weighted-average expected time to liquidity. The estimated fair value of Adicet’s common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

Following the completion of the merger, the fair value of Adicet’s common stock will be based on the closing quoted market price of the common stock of the combined company on the date of grant.

Income Taxes

Adicet provides for income taxes under the asset and liability method. Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. Deferred income tax assets and liabilities arise due to differences between when assets or liabilities are recognized for tax purposes and when they are recognized for financial reporting purposes. Net operating losses and credit carryforwards are also deferred tax assets. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when such items are expected to reverse. Deferred income tax assets are reduced, as necessary, by a valuation allowance when management determines it is more likely than not that some or all of the tax benefits will not be realized.

Adicet assesses all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination that the position meets the more-likely-than-not threshold and is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and Adicet will determine whether the factors underlying the more-likely-than-not threshold assertion have changed and the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

Utilization of the net operating loss carryforwards and research and development tax credit carryforwards may be subject to an annual limitation under Section 382 of the Internal Revenue Code of 1986, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50% over a three-year period. The Company has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to the significant complexity and cost associated with such a study. If the Company has experienced a change of control, as defined by Section 382, at any time since inception, utilization of the net operating loss carryforwards or research and development tax credit carryforwards would be subject to an annual limitation under Section 382, which is determined by first multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization. Further, until a study is completed and any limitation is known, no amounts are being presented as an uncertain tax position.

As of December 31, 2019, Adicet had unrecognized tax benefits of $0.8 million related to the transfer of certain intellectual property from its Israeli subsidiary to the parent company, none of which would affect Adicet’s effective tax rate if recognized due to full valuation allowance. It is unlikely that the amount of liability for unrecognized tax benefits will significantly change over the next 12 months.

Adicet recognizes interest expense and penalties related to the above unrecognized tax benefits within income tax expense (benefit). Management determined that no accrual for interest and penalties was required as of December 31, 2019.

Redeemable Convertible Preferred Stock

Adicet records all shares of its redeemable convertible preferred stock at their respective fair values on the dates of issuance, net of issuance costs, if applicable. Adicet’s redeemable convertible preferred stock is recorded outside of permanent equity because while it is not mandatorily redeemable, in certain events considered not solely within its control, such as a merger, acquisition, or sale of all or substantially all of the company’s assets (each, a “deemed liquidation event”), Adicet’s redeemable convertible preferred stock will become redeemable at the option of the holders of at least a majority of the then outstanding shares. Adicet has not adjusted the carrying values of its redeemable convertible preferred stock to its liquidation preference because a deemed liquidation event obligating Adicet to pay the liquidation preferences to holders of shares of redeemable convertible preferred stock is not probable of occurring. Subsequent adjustments to the carrying values to the liquidation preferences will be made only when it becomes probable that such a deemed liquidation event will occur.

Redeemable Convertible Preferred Stock Tranche Liability

Adicet determined that its obligations to issue additional shares of redeemable convertible preferred stock upon the achievement of certain milestones or at the option of the respective holders of such shares represented freestanding financial instruments. These instruments were initially measured at fair value and were subject to remeasurement with changes in fair value recognized in other income, net in the consolidated statements of operations and comprehensive loss until they were exercised, terminated or settled.

Redeemable Convertible Preferred Stock Warrants

Adicet’s redeemable convertible preferred stock warrants require liability classification and accounting as the underlying redeemable convertible preferred stock is considered contingently redeemable and may obligate Adicet to transfer assets to the holders at a future date upon the occurrence of a deemed liquidation event. The warrants are recorded at fair value upon issuance and are subject to remeasurement to fair value at each balance sheet date, with any changes in fair value recognized in other income, net in the consolidated statements of operations and comprehensive loss. Adicet will continue to adjust the warrant liability for changes in fair value until the earlier of the exercise or expiration of the redeemable convertible preferred stock warrants, the occurrence of a deemed liquidation event or the conversion of redeemable convertible preferred stock into common stock.

Off-Balance Sheet Arrangements

Since Adicet’s inception, it has not engaged in any off-balance sheet arrangements.

Indemnification Agreements

Adicet enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, Adicet indemnify, hold harmless and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, including in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third-party with respect to its technology. The term of these indemnification agreements is generally perpetual any time after the execution of the agreement. The maximum potential amount of future payments Adicet could be required to make under these arrangements is not determinable. Adicet has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, Adicet believes the fair value of these agreements is minimal.

Adicet has also agreed to indemnify its directors and officers for certain events or occurrences while the director or officer is, or was serving, at the company’s request in such capacity. The indemnification period covers all pertinent events and occurrences during the director’s or officer’s service. The maximum potential amount of future payments Adicet could be required to make under these indemnification agreements is not specified in the agreements; however, the company has director and officer insurance coverage that reduces its exposure and enables Adicet to recover a portion of any future amounts paid. Adicet believes the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

Recent Accounting Pronouncements

See the section titled “Summary of Significant Accounting Policies” in Note 2 to Adicet’s audited financial statements included elsewhere in this proxy statement/prospectus/information statement for additional information.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity

The market risk inherent in Adicet’s financial instruments and in its financial position represents the potential loss arising from adverse changes in interest rates. As of June 30, 2020, Adicet had cash and cash equivalents and marketable debt securities of $52.3 million, consisting of interest-bearing money market funds, asset-backed securities, corporate debt securities, commercial paper, and U.S. Government agency bonds, for which the fair value would be affected by changes in the general level of U.S. interest rates. However, due to the short-term maturities and the low-risk profile of Adicet’s cash equivalents, an immediate 10% relative change in interest rates would not have a material effect on the fair value of its cash equivalents or on its future interest income.

Adicet does not believe that inflation, interest rate changes or foreign currency exchange rate fluctuations have had a significant impact on its results of operations for any periods presented herein.

Internal Control Over Financial Reporting

During the preparation of Adicet’s consolidated financial statements as of and for the years ended December 31, 2019 and 2018, the company identified material weaknesses in its internal control over financial reporting. A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Adicet’s annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

In connection with the audit of Adicet’s financial statements as of and for the years ended December 31, 2019 and 2018, Adicet identified material weaknesses in its internal control over financial reporting. The material weaknesses Adicet identified were as follows:

(i)

Adicet did not design or maintain an effective control environment commensurate with its financial reporting requirements due to lack of a sufficient number of accounting professionals with the appropriate level of experience and training;

(ii)

Adicet did not design and maintain formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures, and monitoring controls maintained at the corporate level were not at a sufficient level of precision to provide for the appropriate level of oversight of activities related to its internal control over financial reporting;

(iii)

Adicet did not design and maintain effective controls over segregation of duties with respect to the preparation and review of account reconciliations as well as creating and posting manual journal entries; and

(iv)	Adicet did not design and maintain formal accounting policies, processes and controls to analyze, account for and disclose complex transactions.

Remediation of Material Weaknesses in Internal Control over Financial Reporting

Adicet’s management, under the supervision of its Chief Executive Officer and Chief Financial Officer, has undertaken a plan to remediate the material weaknesses identified above. The remediation efforts summarized below, which are either implemented or in the process of being implemented, are intended to address the identified material weaknesses.

•

Adicet has engaged a temporary Corporate Controller, and is actively seeking to engage a permanent Corporate Controller, whose primary responsibilities include working with third-party consultants to improve the design, implementation, execution and supervision of the company’s internal control over financial reporting, including development of formal accounting policies, procedures and controls;

•	Ensure key accounting personnel have appropriate training;

•

Implement formalized training of accounting personnel responsible for preparation and review of account reconciliations and the posting and reviewing manual journal entries, to be held on a periodic basis, and ensure appropriate segregation of duties are implemented; and

•	Following the merger, engage additional accounting staff with appropriate experience, certification, education and training with respect to public company accounting.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors of the Combined Company Following the Merger

Following the merger, the resTORbio Board is expected to consist of seven directors. Pursuant to the merger agreement, all of the current directors of resTORbio, other than Chen Schor, who is expected to act as the Chief Executive Officer of the combined company, and Jeffrey Chodakewitz, the designee selected by resTORbio to remain on the resTORbio Board, will resign from the resTORbio Board effective and contingent upon the closing of the merger. Such remaining directors will then elect, effective as of the effective time of the merger, up to five designees selected by Adicet, each to serve as members of the resTORbio Board until each of their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

Other than pursuant to the merger agreement, there are no arrangements or understanding between any of the expected directors or executive officers of the combined company and any other person pursuant to which he or she was or is to be selected as a director or executive officer. There are no family relationships between any of the expected directors or executive officers of the combined company.

The following table provides information regarding the expected directors and executive officers of the combined company following the closing of the merger

Name	Age	Position
Executive Officers
Chen Schor	48	Chief Executive Officer, President, Secretary and Director
Stewart Abbot	53	Senior Vice President, Chief Scientific Officer and Chief Operating Officer
Francesco Galimi	53	Senior Vice President and Chief Medical Officer
Lloyd Klickstein	63	Chief Innovation Officer
Carrie Krehlik	52	Senior Vice President and Chief Human Resource Officer
Non-Employee Directors
Jeffrey Chodakewitz	65	Director
Erez Chimovits	56	Director
Steve Dubin	66	Director
Carl Gordon	55	Director
Aya Jakobovits	68	Director
Yair Schindel	45	Director

Executive Officers

Chen Schor, Chief Executive Officer, President, Secretary and Director

Mr. Schor has served as resTORbio’s President and Chief Executive Officer and as a member of the resTORbio Board since its incorporation in July 2016. Mr. Schor previously served as President, Chief Executive Officer and director of Synta Pharmaceuticals Corp. from May 2015 until its merger with Madrigal Pharmaceuticals in July 2016, and prior to that, from 2014 until 2016, Mr. Schor served as its Executive Vice President and Chief Operation Officer. From September 2012 to December 2014, Mr. Schor served as President and Chief Executive Officer of Novalere FP, Inc., a pre-commercial stage allergy therapeutics company. From September 2011 to October 2012, Mr. Schor served as Chief Business Officer of Eleven Biotherapeutics, an emerging therapeutics company. From March 2009 until September 2011, Mr. Schor served as Vice President of Business Development, global branded products at Teva Pharmaceuticals. Mr. Schor received his M.B.A. from Tel Aviv University, a B.A. in Economics and Accounting from Haifa University and a B.A. in Biology from Tel Aviv University. Mr. Schor was selected to serve on the board of the combined company due to his expected service as the President and Chief Executive Officer of the combined organization and his extensive industry knowledge.

Stewart Abbot, Ph.D., Senior Vice President, Chief Scientific Officer and Chief Operating Officer

Dr. Abbot has served as Adicet’s Senior Vice President, Chief Scientific Officer and Chief Operating Officer since July 2018. From July 2015 to June 2018, Dr. Abbot served as the VP of Translational Research and Chief

Development Officer of Fate Therapeutics, Inc., a clinical-stage biopharmaceutical company developing cellular immunotherapies for cancer and immune disorders. From June 2007 to July 2015, Dr. Abbot held multiple positions at Celgene Cellular Therapeutics, where he assisted with various cell therapy research and development programs. From October 2003 to June 2007, Dr. Abbot held various positions at GE Healthcare Biosciences and GE Global Research. Dr. Abbot received a B.Sc. in Biological Sciences from Edinburg University, a M.Sc. in Biomedical Engineering from the University of Strathclyde, and a Ph.D. in Cell Biology and Pathology from the University of London.

Francesco Galimi, M.D., Ph.D., Senior Vice President and Chief Medical Officer

Dr. Galimi has served as Adicet’s Senior Vice President, Chief Medical Officer in September 2019. Prior to Adicet, Dr. Galimi worked at Amgen Inc., where he served as Global Program General Manager, Early Development from 2015 to 2019. During his tenure at Amgen, he was responsible for the cross-functional strategy and execution of a portfolio of oncology programs, from pre-IND to late-stage. From 2014 to 2015, Dr. Galimi was the Head of Clinical Development at Onyx Pharmaceuticals Inc., where he led the Oncology Clinical Development Group. From 2011 to 2014 he served in leadership roles at the Genomics Institute of the Novartis Research Foundation, leading the early development of a portfolio of oncology programs. Dr. Galimi holds a M.D. from the University of Torino Medical School with a specialty certification in Medical Oncology, and a Ph.D. from the University of Torino Medical School.

Lloyd Klickstein, M.D., Ph.D., Chief Innovation Officer

Dr. Klickstein has served as resTORbio’s Chief Scientific Officer since May 2019. Prior to joining resTORbio, Dr. Klickstein was Head of Translational Medicine for the New Indication Discovery Unit (NIDU) and the Exploratory Disease Area (Dax) at Novartis Institutes for Biomedical Research. Under his decade of leadership, NIDU & Dax teams carried multiple projects forward from target identification through clinical proof-of-concept in novel areas of drug development including liver disease, hearing loss and aging, among others. Prior to his 13 years at Novartis, Dr. Klickstein was an academic physician-scientist at Brigham & Women’s Hospital (BWH) in Boston, where he directed an NIH-funded basic research laboratory and maintained an active clinical practice in the Arthritis Center. Dr. Klickstein received his B.S. degree from Tufts University, his M.D. and Ph.D. degrees from Harvard University, completed post-graduate clinical training in Internal Medicine, Rheumatology & Immunology at BWH and a post-doctoral research fellowship at the Center for Blood Research in Boston.

Carrie Krehlik, M.B.A., Senior Vice President and Chief Human Resources Officer

Ms. Krehlik has served as Adicet’s Senior Vice President and Chief Human Resource Officer since November 2017. From July 2016 to November 2017, Ms. Krehlik served as a consultant to Blue Beyond Consulting. From July 2015 to June 2016, Ms. Krehlik served as the Vice President of Human Resources of ZS Pharma, Inc., a biopharmaceutical company developing therapies for ion imbalances. From December 2012 to March 2015, Ms. Krehlik served as the Vice President of Human Resources at InterMune, a biopharmaceutical company developing and commercializing therapies in pulmonology and orphan fibrotic diseases. Ms. Krehlik received a B.Sc. in Organizational Behavior from Miami University, and an MBA in International Business from San Francisco State University.

Non-Employee Directors

Carl Gordon, Ph.D., Director

Dr. Gordon has served as a member of the Adicet Board since August 2015. Dr. Gordon is a founding member, Managing Partner, and Co-Head of Global Private Equity at OrbiMed Advisors LLC, an investment firm. Dr. Gordon currently serves on the boards of directors of Turning Point Therapeutics, Inc., Keros Therapeutics, Inc., ORIC Pharmaceuticals, Inc., and Prevail Therapeutics, Inc. as well as several private companies. Dr. Gordon previously served on the boards of directors of Alector, Inc., X4 Pharmaceuticals, Inc. (formerly Arsanis, Inc.), Acceleron Pharma Inc., ARMO Biosciences, Inc., Intellia Therapeutics, Inc. Selecta Biosciences, Inc., Passage Bio, Inc., and SpringWorks Therapeutics Inc. Dr. Gordon received a B.A. in Chemistry from

Harvard College and a Ph.D. in Molecular Biology from the Massachusetts Institute of Technology and was a Fellow at The Rockefeller University. Dr. Gordon was selected to serve as the initial Chairperson of the board of the combined company because of his venture capital experience, expertise in the scientific field of molecular biology and financial credentials.

Erez Chimovits, M.Sc., M.B.A., Director

Mr. Chimovits has served as a member of the Adicet Board since January 2016. Mr. Chimovits is a partner at OrbiMed Israel, a healthcare investment firm. He has extensive operational experience, including senior managerial experience at public companies. Prior to joining OrbiMed, he was Chief Executive Officer of NasVax Ltd. Previously, Mr. Chimovits served different roles at Compugen, as President of Compugen USA Inc. and as Executive Vice President in Commercial Operations. He currently serves as a member of the board of directors of LogicBio Therapeutics, Inc. and Novus Therapeutics, Inc. as well as several private companies. Mr. Chimovits earned his M.B.A., M.Sc. in Microbiology, and his B.Sc. from Tel Aviv University. Mr. Chimovits was selected to serve on the board of the combined company because of his venture capital experience, industry knowledge and extensive experience working for various pharmaceutical and biotechnology companies.

Steve Dubin, J.D., Director

Mr. Dubin is expected to be appointed to the combined company’s board of directors at the closing of the merger. Since November 2011, Mr. Dubin has been a Principal in SDA Ventures LLC, a firm focused on assisting emerging growth and middle-market companies, primarily in the health & wellness and nutritional products markets, on matters including corporate development, business acquisition, customer relations, growth strategies and corporate finance. In connection with SDA Ventures LLC, Mr. Dubin acts as a Senior Advisor to Paine Schwartz Partners, LLC, a global private equity investment firm located in New York, and San Mateo, for the purpose of identifying and executing investment opportunities in the global human and animal food and nutritional products industries. From 2006 until its acquisition by Royal DSM N.V. in February 2011, Mr. Dubin served as Chief Executive Officer and a member of the board of directors of Martek Biosciences Corporation. He later served as President of DSM’s Nutritional Lipids Division from February 2011 through October 2011 and as a Senior Advisor to DSM Nutritional Products from November 2011 through October 2012. After joining Martek in 1992 and serving in various management positions, including Chief Financial Officer, Treasurer, Secretary, General Counsel and Senior Vice President, Business Development, he served as President of Martek from 2003 to 2006. Mr. Dubin currently serves as a member of the board of directors of four privately held companies, Alcresta Therapeutics, Inc., The UCAN Company, Triton Algae Innovations, Ltd. and Phytolon LTD. From January 2014 to January 2018, Mr. Dubin served on the board of directors of Enzymotec Ltd. Mr. Dubin is a certified public accountant and a member of the Maryland Bar. He holds a bachelor’s degree in accounting from the University of Maryland and a J.D. from the National Law Center at George Washington University. Mr. Dubin is expected to be appointed to serve on the board of directors of the combined company because of his accounting experience and extensive experience working with emerging growth and middle-market companies.

Aya Jakobovits, Ph.D., Director

Dr. Jakobovits founded Adicet, has served as a member of the Adicet Board since its incorporation in November 2014, and served as President and Chief Executive Officer of Adicet from its incorporation to February 2018. From February 2018 to February 2019, Dr. Jakobovits served as a senior strategic advisor to Adicet. Prior to starting Adicet, Dr. Jakobovits served as a Venture Partner with OrbiMed Advisors from 2011 to 2016. From September 2010 to December 2013, she served as President and Founding Chief Executive Officer of Kite Pharma Inc. From December 2007 to June 2010, she served as Executive Vice President, Head of Research and Development at Agensys Inc., an affiliate of Astellas Pharma, Inc. Before Agensys’ acquisition by Astellas, she served as Agensys’ Senior Vice President, Technology and Corporate Development and Chief Scientific Officer and led its research, development, clinical and corporate development operations from January 1999 to December 2007. Before Agensys, from 1966 to 1999, Dr. Jakobovits served as Director, Discovery Research and

Principal Scientist at Abgenix Inc. which was spun out of Cell Genesys, Inc. in 1996 based on the XenoMouse® technology developed under her leadership. She joined Cell Genesys in 1989 and served ultimately as Director, Molecular Immunology. Dr. Jakobovits currently serves on the boards of directors of Dyve Biosciences Inc., Yeda Research and Development Co. Ltd. and the UCLA Technology Development Corporation. Dr. Jakobovits previously served on the boards of directors of cCAM therapeutics Ltd. from 2013 to 2015 and the Alliance for Cancer Gene Therapy from 2015 to 2019. Dr. Jakobovits received her B.Sc. from the Hebrew University of Jerusalem, her M.Sc. in Chemistry and Ph.D. in Life Sciences from the Weizmann Institute of Sciences, Israel, and was a postdoctoral fellow at University of California, San Francisco and at Genentech, Inc. Dr. Jakobovits was selected to serve on the board of directors of the combined company because of her expertise, experience, and track record in forming and growing successful companies and in developing immunotherapy platform technologies and oncology products.

Yair Schindel, M.B.A., M.D., Director

Dr. Schindel has served as a member of the Adicet Board since September 2019. Dr. Schindel is the Managing Partner and Co-Founder of aMoon Fund, an investment house focused on accelerating cure in healthcare and life sciences. Prior to his time at aMoon, Dr. Schindel was the founding CEO of “Digital Israel”, the State of Israel’s National Digital Bureau which was setup at the Prime Minister’s Office to accelerate digital transformation nationally. Dr. Schindel was also the founder of the MAOZ Network, an NGO building collaboration between Israel’s most influential public leaders. Dr. Schindel earned his BSc and MD degrees at Ben-Gurion University Goldman Medical School and his MBA at Harvard Business School. Dr. Schindel was selected to serve on the board of the combined company because of his venture capital experience and his past experience in the development and business strategy of multiple companies in the life sciences sector.

Jeffrey Chodakewitz, M.D., Director

Dr. Chodakewitz has served as a member of resTORbio’s Board since August 2018. From April 2018 through March 2019, Dr. Chodakewitz served as Executive Vice President, Clinical Medicine and External Innovation, at Vertex Pharmaceuticals. Prior to that role, Dr. Chodakewitz held the roles of Chief Medical Officer and Executive Vice President, Global Medicines Development and Medical Affairs at Vertex from January 2014 to April 2018 and was a member of the Vertex Executive Committee. Prior to joining Vertex in January 2014, he spent over 20 years at Merck & Co., where he served in a number of positions including Head of Infectious Diseases and Vaccines Global Development from August 2013 to December 2013, Senior Vice President of Global Scientific Strategy (Infectious Disease, Respiratory & Immunology) from January 2013 to August 2013 and Senior Vice President of Late Stage Development from March 2011 to January 2013. Dr. Chodakewitz is a Diplomate of the National Board of Medical Examiners and the American Board of Internal Medicine (both Internal Medicine and Infectious Disease). Dr. Chodakewitz currently serves on the board of Tetraphase Pharmaceuticals, Inc. and Freeline Therapeutics Ltd. He holds a B.S in Biochemistry cum laude from Yale University and an M.D. from the Yale University School of Medicine. Dr. Chodakewitz was selected to serve on the board of the combined company because of his extensive experience working for various pharmaceutical and biotechnology companies.

Composition of the Board of Directors following the Merger

The Chairperson of the combined company’s board of directors will be selected by the combined company’s board of directors and is expected to initially be Carl Gordon.

The resTORbio Board is currently divided into three staggered classes, with each class serving a three-year term. The staggered structure of the resTORbio Board will remain in place for the combined company’s board of directors following the completion of the merger. The terms of the combined company’s Class I, Class II and Class III directors will expire upon the election and qualification of successor directors at the annual meetings of stockholders to be held in 2021, 2022 and 2023, respectively. Following the closing of the merger, the combined company’s directors are expected to be divided among the three classes as follows:

•	The Class I directors will be: Yair Schindel and Erez Chimovits.

•	The Class II directors will be: Aya Jakobovits and Chen Schor.

•	The Class III directors will be: Jeffrey Chodakewitz, Carl Gordon and Steve Dubin.

Director Nomination Process

resTORbio’s nominating and corporate governance committee is responsible for identifying individuals qualified to serve as directors, consistent with criteria approved by the resTORbio Board, and recommending such persons to be nominated for election as directors, except where resTORbio is legally required by contract, law or otherwise to provide third parties with the right to nominate.

The process followed by resTORbio’s nominating and corporate governance committee to identify and evaluate director candidates includes requests to board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates, and interviews of selected candidates by management, recruiters, members of the committee and the resTORbio Board. The qualifications, qualities and skills that the resTORbio nominating and corporate governance committee believes must be met by a committee recommended nominee for a position on the resTORbio Board are as follows:

•	Nominees should demonstrate high standards of personal and professional ethics and integrity.

•	Nominees should have proven achievement and competence in the nominee’s field and the ability to exercise sound business judgment.

•	Nominees should have skills that are complementary to those of the existing board.

•	Nominees should have the ability to assist and support management and make significant contributions to the company’s success.

•

Nominees should have an understanding of the fiduciary responsibilities that is required of a member of the board of directors and the commitment of time and energy necessary to diligently carry out those responsibilities.

After the merger, the combined company is expected to have a similar director nomination process as resTORbio.

Director Independence

Applicable Nasdaq Stock Market LLC (referred to as “Nasdaq”) rules require a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. Such rules are currently applicable to resTORbio and will continue to be applicable to the combined company upon completion of the merger. In addition, the Nasdaq rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act and that compensation committee members satisfy independence criteria set forth in Rule 10C-1 under the Exchange Act. Under applicable Nasdaq rules, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. In addition, in affirmatively determining the independence of any director who will serve on a company’s compensation committee, Rule 10C-1 under the Exchange Act requires that a company’s board of directors must consider all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including: the source of compensation to the director, including any consulting, advisory or other compensatory fee paid by such company to the director, and whether the director is affiliated with the company or any of its subsidiaries or affiliates.

The resTORbio Board has determined that all expected members of the board of directors of the combined company, except Mr. Chen, are independent directors, including for purposes of the rules of Nasdaq and the SEC. In making such independence determination, the resTORbio Board considered the relationships that each non-employee director has with resTORbio, Adicet and the combined company and all other facts and circumstances that the resTORbio Board deemed relevant in determining their independence, including the expected beneficial ownership of capital stock of the combined company after the merger by each non-employee director and the association of the expected directors of the combined company with the expected holders of more than 5% of the combined company’s common stock. There are no family relationships between any of the expected directors or executive officers of the combined company. Mr. Chen is not an independent director under these rules because he will be an executive officer of the combined company.

Committees of the Board of Directors

resTORbio’s Board has established an audit committee, a compensation committee, and a nominating and corporate governance committee. Each of the audit committee, compensation committee, and nominating and corporate governance committee operates under a charter that satisfies the applicable standards of the SEC and Nasdaq. Each such committee reviews its respective charter at least annually. A current copy of the charter for each of the audit committee, compensation committee, and nominating and corporate governance committee is posted on the corporate governance section of the resTORbio website, ir.restorbio.com/corporate-governance/governance-highlights.

After the completion of the merger, resTORbio’s Board will continue to have an audit committee, a compensation committee, and a nominating and corporate governance committee.

Audit Committee

resTORbio’s audit committee currently consists of Paul Fonteyne, Michael Grissinger and Lynne Sullivan, with Ms. Sullivan serving as the chair of the audit committee. The resTORbio’s Board has determined that each member of the audit committee is “independent” for audit committee purposes as that term is defined in the rules of the SEC and the applicable Nasdaq rules, and each has sufficient knowledge in financial and auditing matters to serve on the audit committee. The resTORbio Board has designated Lynne Sullivan as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of resTORbio’s independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by resTORbio’s independent registered public accounting firm;

•	reviewing the overall audit plan with resTORbio’s independent registered public accounting firm and members of management responsible for preparing resTORbio’s financial statements;

•

reviewing and discussing with management and resTORbio’s independent registered public accounting firm resTORbio’s annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by resTORbio’s;

•	coordinating the oversight and reviewing the adequacy of resTORbio’s internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending based upon the audit committee’s review and discussions with management and resTORbio’s independent registered public accounting firm whether resTORbio’s audited financial statements shall be included in its Annual Report on Form 10-K;

•	monitoring the integrity of resTORbio’s financial statements and its compliance with legal and regulatory requirements as they relate to resTORbio’s financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in resTORbio’s annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases.

The audit committee of the combined company is expected to retain these duties and responsibilities following the completion of the merger.

Following completion of the merger, the members of the audit committee are expected to be Steve Dubin, Jeffrey Chodakewitz and Yair Schindel. Steve Dubin is expected to be the chair of the audit committee and its financial expert under the rules of the SEC. resTORbio’s Board has concluded that the composition of the audit committee meets the requirements for independence under the rules and regulations of Nasdaq and the SEC. resTORbio and Adicet believe that, after completion of the merger, the functioning of the audit committee will comply with the applicable requirements of the rules and regulations of Nasdaq and the SEC.

Compensation Committee Interlocks and Insider Participation

resTORbio’s compensation committee currently consists of Paul Fonteyne, Jonathan Silverstein and Jeffrey Chodakewitz, M.D., with Mr. Fonteyne serving as the chair of the compensation committee. The resTORbio Board has determined that each member of the compensation committee is “independent” as defined in the applicable Nasdaq rules. The compensation committee’s responsibilities include:

•	annually reviewing and recommending to the board of directors corporate goals and objectives relevant to the compensation of resTORbio’s chief executive officer;

•	evaluating the performance of resTORbio’s chief executive officer in light of such corporate goals and objectives and determine the compensation of resTORbio’s chief executive officer;

•	reviewing and approving the compensation of resTORbio’s other executive officers;

•	reviewing and establishing resTORbio’s overall management compensation, philosophy, and policy;

•	reviewing and making recommendations to the board regarding resTORbio’s compensation and similar plans;

•	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

•	retaining and approving the compensation of any compensation advisors;

•	reviewing and making recommendations to resTORbio’s board of directors about its policies and procedures for the grant of equity-based awards;

•	evaluating and making recommendations to the board of directors about director compensation;

•	preparing the compensation committee report required by SEC rules, if and when required, to be included in resTORbio’s annual proxy statement;

•	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters; and

•	reviewing and discussing with the board of directors corporate succession plans for resTORbio’s chief executive officers and its other key officers.

The compensation committee of the combined company is expected to retain these duties and responsibilities following completion of the merger.

Following the completion of the merger, the combined company’s compensation committee is expected to be comprised of three members. Carl Gordon is expected to be the chairperson of the compensation committee, and Aya Jakobovits and Jeffrey Chodakewitz are expected to be the other members of the compensation committee. None of the expected executive officers of the combined company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is expected to serve on the combined organization’s board of directors or compensation committee following the merger. resTORbio’s Board has concluded that the composition of the compensation committee meets the requirements for independence under the rules and regulations of Nasdaq and the SEC. Adicet and resTORbio believe that, after completion of the merger, the composition of the compensation committee will meet the requirements for independence under current Nasdaq listing standards and SEC rules and regulations.

Nominating and Corporate Governance Committee

resTORbio’s nominating and corporate governance committee currently consists of Paul Fonteyne, Jonathan Silverstein and Jeffrey Chodakewitz, M.D., with Mr. Silverstein serving as the chair of the nominating and corporate governance committee. The resTORbio Board has determined that each member of the nominating and corporate governance committee is “independent” as defined in the applicable Nasdaq rules. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	reviewing the size and composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise resTORbio;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board of directors’ committees;

•	developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

•	overseeing the annual evaluation of resTORbio’s board of directors and management.

The nominating and corporate governance committee of the combined company is expected to retain these duties and responsibilities following the completion of the merger.

Following the completion of the merger, the combined company’s nominating and corporate governance committee is expected to be comprised of three members. Erez Chimovits is expected to be the chairperson of the nominating and corporate governance committee, and Aya Jakobovits and Steve Dubin are expected to be the other members of the nominating and corporate governance committee. resTORbio’s Board has determined that the composition of the nominating and corporate governance committee will meet the requirements for independence under current Nasdaq listing standards and SEC rules and regulations.

Code of Business Conduct and Ethics

resTORbio has adopted a written code of business conduct and ethics that applies to its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the code is posted on the corporate governance section of its website, which is located at ir.restorbio.com/corporate-governance/governance-highlights. If resTORbio makes any substantive amendments to, or grants any waivers from, the code of business conduct and ethics for any officer or director, it will disclose the nature of such amendment or waiver on its website or in a current report on Form 8-K.

Director Compensation

Other than as set forth below, for the fiscal year ended December 31, 2019, Adicet did not have a director compensation policy in place, nor did any non-employee director receive any compensation for serving on Adicet’s board of directors. This policy did not change in 2020. Pursuant to a letter agreement between Adicet and Donald Santel, Adicet’s executive chairman of the Adicet Board, Mr. Santel is entitled to cash compensation and stock options in exchange for his service as the executive chairman of the Adicet Board. Mr. Santel will not continue as an officer or director of the combined company following the closing of the merger. Adicet has historically provided reimbursement for reasonable out-of-pocket expenses incurred for attending meetings of the Adicet Board.

Following completion of the merger, it is expected that the combined organization will provide compensation to non-employee directors that is consistent with resTORbio’s current practices, however, these director compensation policies may be re-evaluated by the combined company and the compensation committee following completion of the merger and may be subject to change. Non-employee directors are expected to receive an annual retainer fee and equity compensation in the form of a stock option grant.

The table below shows all compensation earned by or paid to resTORbio’s non-employee directors during the fiscal year ended December 31, 2019. Mr. Schor, resTORbio’s chief executive officer, does not receive any compensation for his services as director and, consequently, is not included in this table. The compensation received by Mr. Schor during the fiscal year ended December 31, 2019 is set forth in the section entitled “resTORbio Executive Compensation—Summary Compensation Table” on page 383 of this proxy statement/prospectus/information statement.

Name	Fees Paid in Cash ($)(1)	Option Awards ($)(2)	Total ($)
Jeffrey Chodakewitz, M.D.(3)	44,000	91,562	135,562
Paul Fonteyne(4)	56,500	91,562	148,062
Michael Grissinger(5)	42,500	91,562	134,062
Jonathan Silverstein(6)	43,000	91,562	134,562
David Steinberg(7)	35,000	91,562	126,562
Lynne Sullivan(8)	50,000	91,562	141,562

(1)	Amounts represent cash compensation for services rendered by each member of the resTORbio Board.
(2)

Amounts shown reflect the grant date fair value of stock option awards granted during 2019. The grant date fair value was computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC Topic 718, Compensation — Stock Compensation, disregarding the effect of estimated forfeitures related to service-based vesting. These amounts reflect the accounting cost for the stock options and do not correspond to the actual economic value that may be received by the director upon exercise of the stock options. See Note 10 to the financial statements in resTORbio’s Annual Report on Form 10-K for the year ended December 31, 2019 regarding assumptions made in determining the fair value of option awards ended December 31, 2019 regarding assumptions made in determining the fair value of option awards.
(3)	As of December 31, 2019, Dr. Chodakewitz held 43,242 unexercised options.
(4)	As of December 31, 2019, Mr. Fonteyne held 37,844 unexercised options.
(5)	As of December 31, 2019, Mr. Grissinger held 43,242 unexercised options.
(6)	As of December 31, 2019, Mr. Silverstein held 14,414 unexercised options.
(7)	As of December 31, 2019, Mr. Steinberg held 14,414 unexercised options.
(8)	As of December 31, 2019, Ms. Sullivan held 37,844 unexercised options.

Under resTORbio’s director compensation program, resTORbio pays its non-employee directors a cash retainer for service on the resTORbio Board and for service on each committee on which the director is a member. The chairman of each committee receives a higher retainer for such service. These fees are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment is prorated for any portion of such quarter that the director is not serving on the resTORbio Board. The fees paid to non-employee directors for service on the resTORbio Board and for service on each committee of the resTORbio Board on which the director is a member are as follows:

	Member Annual Fee	Chairperson Additional Annual Fee
Board of Directors	$35,000	$30,000
Audit Committee	7,500	7,500
Compensation Committee	5,000	5,000
Nominating and Corporate Governance Committee	4,000	4,000

resTORbio also reimburses its non-employee directors for reasonable travel and out-of-pocket expenses incurred by its non-employee directors in connection with attending meetings of the resTORbio Board and committees thereof.

In addition, each new non-employee director elected to the resTORbio Board will be granted an option to purchase 28,828 shares of resTORbio common stock on the date of such director’s election or appointment to the resTORbio Board, which will vest in the following manner, subject to the director’s continued service on the resTORbio Board through such vesting date: 33% on the first anniversary of grant, then the remainder vesting ratably monthly over the following two years. On the date of each annual meeting of stockholders of resTORbio, each non-employee director will be granted an additional option to purchase 14,414 shares of resTORbio common stock, which will vest in the following manner, subject to the director’s continued service on the resTORbio Board through such vesting date: in full upon the earlier to occur of the first anniversary of the date of grant or the date of the next annual meeting.

This program is intended to provide a total compensation package that enables resTORbio to attract and retain qualified and experienced individuals to serve as directors and to align resTORbio’s directors’ interests with those of resTORbio stockholders.

RESTORBIO EXECUTIVE COMPENSATION

resTORbio’s President and Chief Executive Officer, Chen Schor, and Chief Scientific Officer, Lloyd Klickstein, MD., Ph.D., will each become an executive officer of the combined company, referred to in this section as resTORbio’s “named executive officers” or “NEOs.” Mr. Schor will continue as the President and Chief Executive Officer of the combined company and Dr. Klickstein will become the Chief Innovation Officer of the combined company.

Summary Compensation Table

The following table presents the compensation awarded to, earned by or paid to each of resTORbio’s named executive officers for the years indicated.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)		All Other Compensation ($)(4)	Total ($)
Chen Schor	2019	479,167	436,880	1,664,646	189,150	(5)	8,400	2,778,243
President and Chief Executive Officer	2018	443,201	—	2,418,450	225,000	(6)	8,250	3,094,901

Lloyd Klickstein, M.D., Ph.D(7)	2019	248,182	150,142	1,933,455	77,675	(5)	5,869	2,415,323
Chief Scientific Officer

(1)

The amounts reported in the “Stock Awards” column reflects the aggregate grant date fair value of the restricted stock units awarded in 2019, computed in accordance with the provisions of ASC, Topic 718 disregarding the effect of estimated forfeitures related to service-based vesting. These amounts reflect the accounting cost for the stock awards and do not correspond to the actual economic value that may be received by the named executive officer upon the vesting or settlement of the restricted stock units. See Note 2 to resTORbio’s consolidated financial statements appearing at the end of resTORbio’s Annual Report on Form 10-K regarding certain assumptions underlying the valuation of equity awards.

(2)

The amounts reported in the “Option Awards” column reflects the aggregate grant date fair value of stock options awarded during the applicable year, computed in accordance with the provisions of ASC, Topic 718 disregarding the effect of estimated forfeitures related to service-based vesting. These amounts reflect the accounting cost for the stock options and do not correspond to the actual economic value that may be received by the named executive officer upon exercise of the stock options. See Note 2 to resTORbio’s consolidated financial statements appearing at the end of resTORbio’s Annual Report on Form 10-K regarding certain assumptions underlying the valuation of equity awards.

(3)	Each of resTORbio’s named executive officers is eligible to earn cash incentive compensation based upon performance and the achievement of clinical and developmental objectives.
(4)	Amounts reported for 2019 reflect the resTORbio’s matching contributions to its 401(k) plan.
(5)

Amounts include annual performance-based bonuses earned by Mr. Schor and Dr. Klickstein of $189,150 and $77,675, respectively, for 2019. Dr. Klickstein’s bonus was prorated to reflect his May 2019 start date and partial year of service.

(6)	Amounts include annual performance-based bonuses earned by Mr. Schor of $225,000 for 2018.
(7)	Dr. Klickstein commenced his employment with resTORbio in May 2019. His annualized base salary for fiscal year 2019 was $390,000.

Narrative to Summary Compensation Table

The resTORbio Board and compensation committee review compensation annually for resTORbio’s executives. In setting executive base salaries and bonuses and granting equity incentive awards, resTORbio considers compensation for comparable positions in the market, the historical compensation levels of resTORbio’s executives, individual performance as compared to expectations and objectives, resTORbio’s desire to motivate its employees to achieve short- and long-term results that are in the best interests of resTORbio stockholders, and a long-term commitment to resTORbio. resTORbio targets a general competitive position, based on independent third-party benchmark analytics to inform the mix of compensation of base salary, bonus or long-term incentives.

The resTORbio Board has historically determined resTORbio’s executives’ compensation. The resTORbio compensation committee typically reviews and discusses management’s proposed compensation with the chief executive officer for all executives other than the chief executive officer. Based on those discussions and its discretion, taking into account the factors noted above, the compensation committee then recommends the compensation for each executive officer. The resTORbio Board discusses the compensation committee’s recommendations and ultimately approves the compensation of resTORbio’s executive officers without members of management present. In 2019, the compensation committee retained the services of Pearl Meyer, as its external compensation consultant and the board of directors and the compensation committee considered Pearl Meyer’s input on certain compensation matters as they deemed appropriate. Pearl Meyer served at the discretion of the compensation committee and did not provide any other services to resTORbio during fiscal year 2019 other than those for which they were engaged by the compensation committee.

The resTORbio compensation committee requires that its compensation consultants be independent of Company management and performs an annual assessment of the compensation consultants’ independence to determine whether the consultants are independent. The resTORbio compensation committee has determined that Pearl Meyer is independent and that its work has not raised any conflict of interests.

Annual Base Salary

Each named executive officer’s base salary is a fixed component of annual compensation for performing specific duties and functions, and has been established by the resTORbio Board taking into account each individual’s role, responsibilities, skills, and experience. Base salaries for resTORbio’s named executive officers are reviewed annually by its compensation committee, typically in connection with its annual performance review process, and adjusted from time to time, based on the recommendation of the compensation committee, to realign salaries with market levels after taking into account individual responsibilities, performance and experience.

For the year ended December 31, 2019, the annual base salaries for each of Mr. Schor and Dr. Klickstein were $485,000 and $390,000, respectively. Effective March 16, 2020, the annual base salaries for each of Mr. Schor and Dr. Klickstein were increased to $501,975 and $403,650, respectively.

Cash Bonus

resTORbio’s named executive officers, as well as other executive officers, are eligible to participate in its Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan, which is an annual bonus program is intended to reward resTORbio’s named executive officers for meeting objective or subjective performance goals for a fiscal year. The Bonus Plan provides for cash payments based upon the attainment of performance targets established by the compensation committee, which may relate to financial and operational measures or objectives with respect to resTORbio, as well as individual performance objectives. Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period.

With respect to performance in fiscal year 2019, the target bonus opportunity as a percentage of base salary for each of Mr. Schor and Dr. Klickstein was 50% and 40%, respectively.

Based on the resTORbio’s achievement of certain performance goals and metrics related to its 2019 corporate objectives, the Compensation Committee determined that the bonuses would be paid at 78% of target for each named executive officer and paid in the amounts as set forth above in the Summary Compensation Table.

Long-term Equity Incentives

resTORbio’s equity grant program is intended to align the interests of resTORbio’s named executive officers with those of resTORbio stockholders and to motivate them to make important contributions to resTORbio’s performance.

During the fiscal year ended December 31, 2019, resTORbio granted stock options and restricted stock units to each of resTORbio’s named executive officers, as shown in more detail in the “Outstanding Equity Awards at Fiscal Year End” table below.

401(k) Savings Plan

resTORbio maintains a tax-qualified 401(k) retirement plan for eligible employees in the United States. In general, all of resTORbio’s employees are eligible to participate, beginning two months after the commencement of their employment. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit and have the amount of the reduction contributed to the 401(k) plan. resTORbio currently contributes to each employee’s 401(k) account, in the first quarter of each year, 3% of his or her eligible earnings from the prior year.

Health and Welfare Benefits

All of resTORbio’s full-time employees, including its executive officers are eligible to participate in certain medical, disability and life insurance benefit programs offered by resTORbio. resTORbio pays the premiums for term life insurance and long-term disability for all of resTORbio’s employees, including its executive officers. resTORbio also provides all employees, including executive officers, with a flexible spending account plan, an employee stock purchase plan and paid time off benefits including, vacation, sick time and holidays. resTORbio does not sponsor any qualified or non-qualified defined benefit plans for any of its employees or executives.

Outstanding Equity Awards at August 4, 2020

The following table presents information regarding all outstanding stock options and stock awards held by each of resTORbio’s named executive officers on August 4, 2020. All equity awards in the table below were granted under the resTORbio 2018 Plan.

		Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)		Market Value of Shares or Units of Stock that have not Vested ($)
Chen Schor	143,978	94,333	(1)	15.00	1/24/2028	—		—
	66,875	147,125	(2)	8.53	2/26/2029	—		—
	—	258,000	(3)	1.27	12/5/2029	—		—
	—	—		—	—	344,000	(4)	890,960

Lloyd Klickstein, M.D., Ph.D.	73,750	221,250	(5)	8.08	5/12/2029	—		—
	—	88,667	(3)	1.27	12/5/2029	—		—
	—	—		—	—	118,222	(4)	306,195

(1)

These stock options vest over four years, with 25% of the shares of resTORbio common stock subject to the option vesting on January 12, 2019, and the remaining 75% of such shares vesting in 36 equal monthly installments thereafter, subject to the named executive officer’s continued employment with resTORbio through such vesting dates. These stock options will be canceled in connection with the merger.

(2)

These stock options vest over four years, with 25% of the shares of resTORbio common stock subject to the option vesting on February 27, 2020, and the remaining 75% of such shares vesting in 12 equal quarterly installments thereafter, subject to the named executive officer’s continued employment with the Company through such vesting dates. These stock options will be canceled in connection with the merger.

(3)

These stock options vest over four years, with 25% of the shares of resTORbio common stock subject to the option vesting on December 6, 2020, and the remaining 75% of such shares vesting in 36 equal monthly installments thereafter, subject to the named executive officer’s continued employment with the Company through such vesting dates. These stock options will accelerate in connection with the merger.

(4)

These restricted stock units vest over four years, with 25% of the shares of resTORbio common stock subject to the option vesting on December 6, 2020, and the remaining 75% of such shares vesting in 3 equal annual installments thereafter, subject to the named executive officer’s continued employment with the Company through such vesting dates. These stock options will accelerate in connection with the merger.

(5)

These stock options vest over four years, with 25% of the shares of resTORbio common stock subject to the option vesting on May 13, 2020, with the remainder vesting in 12 equal quarterly installments thereafter, subject to Dr. Klickstein’s continued employment with the Company through such vesting dates. These stock options will be canceled in connection with the merger.

Employment Arrangements with resTORbio’s Named Executive Officers

In March 2017, resTORbio entered into an offer letter with Mr. Schor, resTORbio’s chief executive officer, which was amended in January 2018. In May 2019, resTORbio entered into an employment agreement with Dr. Klickstein, resTORbio’s chief scientific officer. Each of resTORbio’s named executive officers is employed “at will”.

Chen Schor

Mr. Schor’s current annual base salary is $501,975 and his annual target bonus is equal to 50% of his annual base salary.

In the event Mr. Schor’s employment is terminated by resTORbio without cause or by him for good reason, Mr. Schor shall be entitled to receive, subject to his execution and non-revocation of a release in favor of resTORbio (i) a lump sum cash payment equal to 12 months of his then current base salary, (ii) a prorated portion of his target annual incentive compensation the year of termination and (iii) continued coverage under resTORbio’s health and dental plans for up to 12 months following termination.

Mr. Schor’s amended offer letter further provides that, in the event that his employment is terminated by resTORbio without cause or by him for good reason, and such termination occurs within the 12-month period following a change of control, then in lieu of the payments and benefits described above, Mr. Schor shall be entitled to receive, subject to his execution and non-revocation of a release in favor of resTORbio, (i) a lump sum cash payment equal to 1.5 times the sum of his then current base salary and target annual incentive compensation, (ii) continued coverage under resTORbio’s health and dental plans for up to 18 months following termination and (iii) full acceleration of all time-based stock options and other time-based stock-based awards held by Mr. Schor. All references to “cause,” “good reason” and “change in control” are as defined in his amended offer letter.

Lloyd Klickstein, M.D., Ph.D.

Dr. Klickstein annual base salary is $403,650 and his annual performance bonus targeted is up to 40% of his annual base salary.

In the event Dr. Klickstein’s employment is terminated by resTORbio without cause or by him for good reason, Dr. Klickstein will be eligible to receive, subject to his execution and non-revocation of a release in favor of

resTORbio, (i) a lump sum cash payment equal to 6 months of his then current base salary and (ii) subject to his election of COBRA, health continuation coverage, for up to 6 months or his COBRA health continuation period, whichever ends earlier, a monthly cash payment equal to the monthly employer contribution that resTORbio would have made to provide health insurance to him if he had remained employed by resTORbio.

Dr. Klickstein’s employment agreement further provides that, in the event that his employment is terminated by resTORbio without cause or by him for good reason, and such termination occurs within the 12-month period following a change of control, then in lieu of the payments and benefits described above, Dr. Klickstein shall be entitled to receive, subject to his execution and non-revocation of a release in favor of resTORbio, (i) a cash payment equal to 12 months of his then current base salary and his average target annual incentive compensation for the immediately preceding three fiscal years, (ii) 100% acceleration of all time-based equity awards held as of the date of termination and (iii) subject to his election of COBRA health continuation coverage, for up to 18 months or his COBRA health continuation period, whichever ends earlier, a monthly cash payment equal to the monthly employer contribution that resTORbio would have made to provide health insurance to him if he has remained employed by resTORbio. All references to “cause,” “good reason” and “change in control” are as defined in his employment agreement.

Compensation Risk Assessment

resTORbio believes that although a portion of the compensation provided to resTORbio’s executive officers and other employees is performance-based, the executive compensation program does not encourage excessive or unnecessary risk taking. resTORbio’s compensation programs are designed to encourage its executive officers and other employees to remain focused on both short-term and long-term strategic goals, in particular in connection with its pay-for-performance compensation philosophy. As a result, resTORbio does not believe that its compensation programs are reasonably likely to have a material adverse effect.

Equity Compensation Plan Information

The following table provides information as of August 4, 2020 with respect to the shares of resTORbio common stock that may be issued under the resTORbio Stock Plans.

	Equity Compensation Plan Information
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in first column)
Equity compensation plans approved by security holders(1)(2)	2,642,919	$3.81	3,332,528
Equity compensation plans not approved by security holders	—	—	—

Total	2,642,919	$3.81	3,332,528

(1)	Includes the following plans: the resTORbio 2017 Plan, the resTORbio 2018 Plan and the resTORbio 2018 ESPP.

ADICET EXECUTIVE COMPENSATION

Adicet’s Senior Vice President, Chief Scientific Officer and Chief Operating Officer, Stewart Abbot, Senior Vice President and Chief Medical Officer, Francesco Galimi, and Senior Vice President and Chief Human Resource Officer, Carrie Krehlik will each become an executive officer of the combined company, referred to in this section as Adicet’s “named executive officers” or “NEOs.”

Summary Compensation Table

The following table shows information regarding compensation of Adicet’s NEOs for the fiscal years ended December 31, 2019 and 2018.

Name and Principal Position	Year	Salary	Bonus	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	All Other Compensation(5)		Total
Stewart Abbot	2019	$397,083	$187,500	$95,365	$127,067	$39,159		$846,174
Senior Vice President, Chief Scientific Officer and Chief Operating Officer(1)	2018	$192,299	$137,500	$31,271	$62,198	$12,492		$435,760

Francesco Galimi	2019	$105,000	$162,500	$18,882	$29,400	$15,550		$331,332
Senior Vice President and Chief Medical Officer(2)

Carrie Krehlik	2019	$297,917	—	$30,486	$83,417	$720		$412,540
Senior Vice President and Chief Human Resources Officer	2018	$272,301		$29,140	$90,382	$1,520	(6)	$393,344

(1)	Dr. Abbot commenced employment with Adicet in June 2018.
(2)	Dr. Galimi commenced employment with Adicet in September 2019.
(3)

Initial grants of options issued to NEOs vest 25% on the one-year anniversary of grant, and in 36 equal monthly installments upon completion of each additional month of service thereafter. Grants made to Dr. Abbot and Ms. Krehlik in 2019 vest in 48 equal monthly installments. Represents the aggregate grant date fair value of the option awards granted during the relevant fiscal year computed in accordance with FASB Topic ASC 718. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in Note 15 to Adicet’s financial statements included in this proxy statement/prospectus/information statement. These amounts do not correspond to the actual value that will be recognized by the NEO with respect to such awards.

(4)

The amounts in this column represent amounts awarded as bonuses paid under Adicet’s annual cash incentive plan, as discussed under “—Narrative Disclosure to Summary Compensation Table—Annual Cash Incentive” below.

(5)	Represents commuter and cell phone stipends.
(6)	Includes a gift card received by Ms. Krehlik.

Narrative Disclosure to Summary Compensation Table

Offer Letters

Adicet has entered into offer letters with its NEOs (referred to in this section as the “offer letters”). The offer letters set forth the NEOs’ base salaries, performance bonus opportunities, sign-on bonus if applicable, equity incentive and other employee benefits that are described in this Adicet Executive Compensation section. The offer letters provide for “at-will” employment, meaning that either party can terminate the employment relationship at any time, although these offer letters provide that the NEOs would be eligible for severance benefits in certain circumstances following a termination of employment without cause (other than for death or disability) or resignation for good reason (as defined in the offer letters).

Termination Without “Cause” or For “Good Reason”

Upon the NEO’s termination by Adicet without cause (other than for death or disability) or resignation by the NEO for good reason and subject to execution and nonrevocation of a release of claims, the offer letters provide for: (i) six months’ base salary payable in a lump sum, (ii) monthly premium payments to continue the NEO’s health insurance coverage for up to six months following his or her termination, and (iii) if such termination occurs with 12 months following a “Liquidation,” acceleration of all outstanding and unvested equity awards, however resTORbio notes that the merger will not constitute a Liquidation (as defined below).

“Cause” is generally defined as the NEO’s:

(A) performance of any act or failure to perform any act in bad faith and to the detriment of Adicet or its affiliates, including, but not limited to, misappropriation of trade secrets, fraud or embezzlement;

(B) material breach of any agreement with Adicet or its affiliates;

(C) commission of a crime involving dishonesty, breach of trust, or physical or emotional harm to any person,

(D) willful refusal to implement or follow a lawful policy or directive of Adicet or its affiliates; or

(E) engagement in misfeasance or malfeasance demonstrated by a pattern of failure to perform job duties diligently and professionally.

“Good Reason” is general defined as the following actions taken without the consent of the NEO, subject to notice and cure periods:

(1) a change in the NEO’s position with Adicet which materially and substantially reduces the level of responsibility or duties; provided, however, that if Adicet is being acquired and made part of a larger entity, a change in the NEO’s position shall not constitute Good Reason if such change does not result in a material and substantial reduction in the NEOs level of responsibility or duties with respect to Adicet’s business operations (whether as a subsidiary, business unit, division or otherwise of the acquirer) following such acquisition;

(2) a material reduction in the NEO’s base salary, except for reductions that are comparable to reductions generally applicable to similarly situated executives of Adicet; or

(3) a relocation of the NEO’s principal place of employment by more than seventy-five (75) miles from Adicet’s current headquarters.

“Liquidation” has the meaning as set forth in Adicet’s certificate of incorporation.

Executive Compensation Elements

The following describes the material terms of the elements of Adicet’s executive compensation program during 2019.

Base Salaries

Adicet’s Board and compensation committee recognize the importance of base salary as an element of compensation that helps to attract and retain the NEOs. Adicet provides base salary as a fixed source of income for its NEOs for the services they provide to Adicet during the year, and allows Adicet to maintain a stable executive team. The current base salaries for Adicet’s NEOs are as follows: $400,000 for Dr. Abbot (increased in 2019 in connection with Dr. Abbot’s promotion to his current role), $385,000 for Dr. Galimi, and $300,000 for Ms. Krehlik (increased in 2019 to reflect a market adjustment).

Annual Cash Incentive

Adicet also provides its NEOs with annual performance-based cash bonus opportunities, which are specifically designed to reward NEOs for the overall performance of Adicet in a given year. The target annual cash bonus amounts relative to base salary vary depending on each NEOs’ accountability, scope of responsibilities, potential impact on Adicet’s performance and in alignment with the external market. The NEOs’ current target performance-based cash bonuses opportunities are: 40% of base salary for Dr. Abbot and 35% of base salary for Dr. Galimi and Ms. Krehlik. Such bonuses are pro-rated for any partial year of employment and are paid, if applicable, during the first quarter of 2020.

The Adicet Board considers Adicet’s overall performance for the preceding fiscal year and achievement of certain performance targets developed by the Adicet Board in deciding whether to award a bonus and, if one is to be awarded, the amount of the bonus. The Adicet Board retains the ability to apply discretion in making adjustments to the final bonus payouts.

Equity Compensation

The Adicet Board considers equity incentives to be important in aligning the interests of the NEOs with those of its stockholders. As part of Adicet’s pay-for-performance philosophy, its compensation program tends to emphasize the long-term equity award component of total compensation packages paid to its NEOs. In determining the size of the equity incentives to be awarded to Adicet’s NEOs, it takes into account a number of internal factors, such as the relative job scope, the value of existing long-term incentive awards, individual performance history, prior contributions and anticipated future contributions to Adicet and the size of prior grants. Adicet uses stock options to compensate its NEOs both in the form of initial grants in connection with the commencement of employment and periodic refresher grants. Because employees are able to profit from stock options only if Adicet’s stock price increases relative to the stock option’s exercise price, Adicet believes stock options in particular provide meaningful incentives to employees to achieve increases in the value of Adicet stock over time. While Adicet intends that the majority of equity awards to its employees be made pursuant to initial grants or its periodic refresh grants, the Adicet Board retains discretion to grant equity awards to employees at other times, including in connection with the promotion of an employee, to reward an employee, for retention purposes or for other circumstances recommended by management or the Adicet Board. The exercise price of each stock option grant is the fair market value of Adicet’s common stock on the grant date. Adicet does not have any stock ownership requirements for its named executive officers. Each of the outstanding equity incentive awards held by Dr. Abbot, Dr. Galimi and Ms. Krehlik were issued pursuant to the Adicet 2015 plan.

Adicet Bio Inc.’s 2015 Stock Incentive Plan. The Adicet 2015 plan was originally adopted by the Board/approved by the stockholders of Adicet on August 13, 2015 and most recently amended in October 2019.

The Adicet 2015 plan allows Adicet to provide incentive stock options, within the meaning of Section 422 of the Code, nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock units (each, an “award” and the recipient of such award, a “participant”) to eligible employees, directors, officers and consultants of Adicet. Following the completion of the merger, certain outstanding Adicet awards will be converted into options to purchase common stock of resTORbio as described in more detail in the section entitled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 207 of this proxy statement/prospectus/information statement.

Share Reserve. In connection with the most recent amendment of the Adicet 2015 plan, Adicet authorized an aggregate of 21,594,044 shares of Adicet common stock for issuance under the Adicet 2015 plan. As of August 4, 2020, 13,462,799 shares of Adicet’s common stock were issuable upon the exercise of outstanding stock options granted under the Adicet 2015 plan, and there were no other awards outstanding under the Adicet 2015 plan.

Eligibility. Awards other than incentive stock options may be granted to employees, directors and consultants of Adicet. Incentive stock options may be granted only to employees of the Adicet or a subsidiary. Awards may also be granted to such employees, directors or consultants who are residing in non-U.S. jurisdictions as the administrator may determine from time to time.

Administration. The Adicet 2015 plan is administered by the Adicet Board or a committee thereof. The administrator has all authority and discretion necessary or appropriate to administer the Adicet 2015 plan and to control its operation, including the authority to construe and interpret the terms of Adicet 2015 Plan and the awards granted thereunder. The administrator’s decisions are final and binding on all participants and any other persons holding awards

Corporate Transaction. In the event of a corporate transaction, as defined in the Adicet 2015 plan, unless otherwise provided in an applicable award agreement, outstanding awards that are not assumed will terminate (with vested option holders having the ability to exercise prior to closing). The Adicet 2015 plan administrator also has the option to accelerate all or a portion of any unvested awards in connection with a corporate transaction

Employee Benefits Program

Adicet’s NEOs are eligible to participate in regular health insurance, vacation, and other employee benefit plans established by Adicet for its employees on the same terms as are made available to employees of Adicet generally. These benefit programs are designed to enable Adicet to attract and retain its workforce in a competitive marketplace. Health, welfare and vacation benefits ensure that Adicet has a productive and focused workforce through reliable and competitive health and other benefits.

Dr. Galimi and Dr. Abbot are each entitled to fully taxable reimbursements for reasonable travel and lodging expenses of up to $6,000 per month (for two years from start of employment with respect to Dr. Galimi, and for three years from start of employment, with respect to Dr. Abbot) for travel to the San Francisco Bay Area in order to provide services to Adicet under their offer letters, and, in the alternative, a one-time taxable lump sum payment of up to $60,000 for reasonable moving expenses if the NEO permanently relocates to the San Francisco Bay Area in order to provide services to Adicet.

Adicet currently maintains a 401(k) retirement savings plan that allows eligible participants to defer a portion of their compensation, within limits prescribed by the Internal Revenue Code, on a pre-tax or after-tax basis through contributions to the plan. Adicet’s NEOs are eligible to participate in the 401(k) plan on the same terms as other full-time employees generally. No matching contributions were provided in 2019. Adicet believes that providing a vehicle for retirement savings through Adicet’s 401(k) plan adds to the overall desirability of Adicet’s executive compensation package and further incentivizes Adicet employees, including Adicet’s NEOs, in accordance with Adicet’s compensation policies.

Outstanding Equity Awards at August 4, 2020

The following table sets forth specified information concerning outstanding equity incentive plan awards for each of the NEOs outstanding as of August 4, 2020.

Name	Option Awards
	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Non-Exercisable (#)		Option Exercise Price	Option Expiration Date
Stewart Abbot	10/15/2019	86,418	374,482	(2)	$0.740	10/15/2029
Senior Vice President, Chief Scientific Officer and Chief Operating Officer	8/14/2018	356,145	327,655	(1)	$0.280	8/14/2028

Francesco Galimi	10/15/2019	—	1,035,685	(1)	$0.740	10/15/2029
Senior Vice President and Chief Medical Officer

Carrie Krehlik	10/15/2019	23,362	101,238	(2)	$0.740	10/15/2029
Senior Vice President and Chief Human Resources Officer	12/13/2017	100,000	50,000	(1)	$0.280	12/13/2027

(1)

25% of the options vest 12 months after the vesting commencement date and 1/36th of the remaining options vest on each of the next 36 monthly anniversaries thereafter, provided that the NEO remains in continuous service as of the applicable vesting date. The vesting commencement dates are as follows: 6/27/2018 for Dr. Abbot, 11/27/2017 for Ms. Krehlik, and 9/23/2019 for Dr. Galimi.

(2)	1/48th of these options vest on each of the 48 monthly anniversaries of the grant date, provided that the NEO remains in continuous service as of the applicable vesting date.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of August 4, 2020 about Adicet common stock which may be issued under the Adicet plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	14,839,395	$0.51	5,247,266
Equity compensation plans not approved by security holders	—	—	—

Total	14,839,395	$0.51	5,247,266

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Described below are any transactions occurring since January 1, 2018 and any currently proposed transactions to which either resTORbio or Adicet was a party and in which:

•	the amounts involved exceeded or will exceed $120,000 (or, if less, 1% of the average of resTORbio’s total assets amounts at December 31, 2019 and 2018); and

•

a director, executive officer, holder of more than 5% of the outstanding capital stock of resTORbio or Adicet, or any member of such person’s immediate family had or will have a direct or indirect material interest.

resTORbio Related Party Transactions

Employment Agreements

Please see the section entitled “The Merger—Interests of the resTORbio Directors and Executive Officers in the Merger” beginning on page 192 of this proxy statement/prospectus/information statement for a description of the terms of these agreements.

Participation in resTORbio’s IPO

resTORbio’s existing stockholders, including certain affiliates of resTORbio’s directors, purchased an aggregate of 766,666 shares of resTORbio common stock in resTORbio’s initial public offering in January 2018 at the initial public offering price. The following table sets forth the number of shares of resTORbio common stock purchased by directors, executive officers and 5% stockholders and their affiliates and the aggregate purchase price paid for such shares.

Name	Shares of Common Stock Purchased(#)	Aggregate Cash Purchase Price($)
PureTech Health LLC	233,333	3,499,995
Orbimed Advisors LLC	533,333	7,999,995

Total	766,666	11,499,990

Research Funding Agreement with Silverstein Foundation for Parkinson’s with GBA

On March 6, 2018, resTORbio and the Silverstein Foundation for Parkinson’s with GBA, or the Silverstein Foundation, entered into a research funding agreement, or the Silverstein Funding Agreement. Jonathan Silverstein is a director of resTORbio and is a co-founder and current trustee of the Silverstein Foundation. Upon execution of the Silverstein Funding Agreement, the Silverstein Foundation paid resTORbio an upfront sum of $0.5 million, or the Silverstein Funding Amount. resTORbio is entitled to use the Silverstein Funding Amount solely to conduct research related to RTB101 and is obligated to repay the upfront sum in full to the Silverstein Foundation if it successfully conducts a positive Phase 3 clinical trial of RTB101 for Parkinson’s Disease. As of June 30, 2020, resTORbio has used approximately $0.5 million of the Silverstein Funding Amount.

Novartis License Agreement

On March 23, 2017, resTORbio entered into an exclusive license agreement with Novartis International Pharmaceutical Ltd., or Novartis. Under the agreement, Novartis granted resTORbio an exclusive, field-restricted, worldwide license, to certain intellectual property rights owned or controlled by Novartis, to develop, commercialize and sell one or more therapeutic products comprising RTB101 or RTB101 in combination with everolimus in a fixed dose combination. The exclusive field under the license agreement is for the treatment, prevention and diagnosis of disease and other conditions in all indications in humans and animals.

As initial consideration for the licensed rights, resTORbio issued NIBR, 2,587,992 shares of resTORbio’s Series A Preferred Stock. The fair value of the Novartis license was $3.2 million based on the fair value of the Series A Preferred Stock which was determined to be $1.22 per share based on an independent third-party valuation. NIBR is a current holder of more than 5% of resTORbio’s common stock.

As additional consideration for the license, resTORbio is required to pay up to an aggregate of $4.3 million upon the satisfaction of clinical milestones, up to an aggregate of $24 million upon the satisfaction of regulatory milestones for the first indication approved, and up to an aggregate of $18 million upon the satisfaction of regulatory milestones for the second indication approved. In addition, resTORbio is required to pay up to an aggregate of $125 million upon the satisfaction of commercial milestones, based on the amount of annual net sales. resTORbio is also required to pay tiered royalties ranging from a mid-single-digit percentage to a low teen-digit percentage on annual net sales of products. These royalty obligations last on a product-by-product and country-by-country basis until the latest of (i) the expiration of the last valid claim of a Novartis patent covering a subject product, (ii) the expiration of any regulatory exclusivity for the subject product in a country, or (iii) the 10th anniversary of the first commercial sale in the country, and are subject to a reduction after the expiration of the last valid claim of a Novartis patent or the introduction of a generic equivalent of a product in a country. Following the last visit of the 400th subject in the resTORbio’s Phase 2b clinical trial, Novartis is no longer entitled to sublicense revenue.

In May 2019, resTORbio initiated a Phase 3 clinical trial for the first indication, triggering a milestone payment of $2.5 million under the agreement. None of the remaining development milestones, regulatory milestones, sales milestones, or royalties are probable of achievement.

Limitation of Liability and Indemnification of Officers and Directors

The resTORbio certificate of incorporation contains provisions that limit the liability of resTORbio’s directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, resTORbio’s directors will not be personally liable to resTORbio or resTORbio stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to resTORbio or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of resTORbio’s directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, resTORbio adopted bylaws which provide that resTORbio will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of resTORbio’s directors or officers or is or was serving at resTORbio’s request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. The resTORbio bylaws provide that resTORbio may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of resTORbio’s employees or agents or is or was serving at resTORbio’s request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The resTORbio bylaws also provide that resTORbio must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

resTORbio has entered into and in the future plans to enter into agreements to indemnify resTORbio’s directors and executive officers. These agreements, among other things, require resTORbio to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in resTORbio’s right, on account of any services undertaken by such person on behalf of resTORbio or that person’s status as a member of resTORbio’s Board to the maximum extent allowed under Delaware law.

Related Person Transaction Policy

resTORbio’s Board adopted a written related person transactions policy providing that transactions with resTORbio’s directors, officers and holders of five percent or more of resTORbio’s voting securities and their affiliates, each a related person, must be approved by resTORbio’s audit committee. This policy became effective on January 25, 2018, the date resTORbio’s registration statement for resTORbio’s initial public offering became effective. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving “related person transactions,” which are transactions between resTORbio and related persons in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of resTORbio common stock, in each case since the beginning of the most recently completed year, and their immediate family members.

As appropriate for the circumstances, the audit committee will review and consider:

•	the related person’s interest in the related person transaction;

•	whether the transaction was undertaken in the ordinary course of resTORbio’s business; and

•	whether the terms of the transaction are no less favorable to resTORbio than terms that could have been reached with an unrelated third-party.

Director Compensation

See the compensation agreements and other arrangements described under the section entitled “Management Following the Merger—Director Compensation” beginning on page 381 of this proxy statement/prospectus/information statement.

Material Contracts Between resTORbio and Adicet or its Affiliates

Entities affiliated with OrbiMed Advisors, of which Carl Gordon, a director of Adicet, is a managing partner of, own a substantial amount of Adicet capital stock. OrbiMed Private Investments VI, LP (referred to as “OrbiMed PI VI”) has been a significant shareholder of resTORbio since 2017. Accordingly, resTORbio entered into material agreements with OrbiMed PI VI in connection with resTORbio’s Series A preferred stock financing and Series B preferred stock financing.

resTORbio Series A Preferred Stock Financing

In October 2017, resTORbio issued and sold 7,763,975 shares of its Series A preferred stock at a price per share of $1.932 in the third and final closing of its Series A preferred stock financing, for a purchase price of approximately $15.0 million. OrbiMed PI VI purchased 3,105,590 Series A preferred stock for an aggregate purchase price of $6.0 million and entered into a stock purchase agreement, right of first refusal and co-sale agreement, voting agreement and investors’ rights agreement with resTORbio (collectively, referred to as the “Series A financing documents”). The Series A financing documents were amended and restated in connection with the Series B financing described below.

resTORbio Series B Preferred Stock Financing

In October 2017, resTORbio entered into a Series B preferred stock purchase agreement for the sale of up to 4,792,716 shares of Series B preferred stock in one or more closings at a price per share of $8.346. In November 2017, resTORbio issued and sold an aggregate of 4,792,716 shares of its Series B preferred stock for gross proceeds of approximately $40.0 million. OrbiMed PI VI purchased 2,396,358 Series B preferred stock for an aggregate purchase price of approximately $20.0 million and entered into an amended and restated stock purchase agreement, amended and restated right of first refusal and co-sale agreement, amended and restated voting agreement and amended and restated investors’ rights agreement with resTORbio.

The amended and restated voting agreement provided the holders of Series B preferred stock the right to elect certain directors to the resTORbio Board. Pursuant to the amended and restated voting agreement, resTORbio agreed to appoint to the resTORbio Board one representative designated by an entity affiliated with OrbiMed PI VI who is Jonathan Silverstein. The amended and restated voting agreement terminated upon completion of resTORbio’s initial public offering.

Adicet Related Party Transactions

Preferred Stock Financing

Series B Preferred Stock Financing

From July 2019 to September 2019, Adicet issued and sold an aggregate of 57,004,415 shares of Series B preferred stock at a new cash purchase price of $1.4034 per share for an aggregate purchase price of approximately $80 million. Each share of Series B preferred stock will convert into the right to receive approximately 0.8555 shares of common stock in the combined company upon consummation of the merger.

Purchasers of Adicet’s Series B preferred stock included Adicet’s venture capital fund investors and strategic investors that beneficially own more than 5% of outstanding Adicet capital stock and/or are represented on the Adicet Board. The following table presents the number of shares and the total purchase price paid by these entities.

Investor	Shares of Series B Convertible Preferred Stock	Total Series B Purchase Price
OrbiMed Private Investments V, LP	9,519,844	$13,360,149
OrbiMed Israel Affiliates (1)	2,359,734	$3,311,650
aMoon 2 Fund Limited Partnership	8,906,940	$12,499,999
Novartis Bioventures Ltd.	1,872,740	$2,628,203
Regeneron Pharmaceuticals, Inc.	7,125,552	$9,999,999

(1)	OrbiMed Israel Affiliates consists of OrbiMed Israel Partners II, L.P. and OrbiMed Israel Partners Limited Partnership.

Series A Preferred Stock Financing—Milestone Closing

In November 2018, Adicet completed a subsequent closing of its Series A preferred stock financing, pursuant to which it issued and sold to OrbiMed Private Investments V, LP 9,020,833 shares of Series A preferred stock at a purchase price of $1.20 per share for an aggregate purchase price of approximately $10.8 million.

Voting Agreement and Adicet Support Agreement

Adicet is party to a voting agreement with certain holders of Adicet capital stock, including OrbiMed Private Investments V, LP, OrbiMed Israel Affiliates, aMoon 2 Fund Limited Partnership, Novartis Bioventures Ltd., Regeneron Pharmaceuticals, Inc., Johnson & Johnson Innovation—JJDC, Inc. and certain trusts affiliated with Aya Jakobovits, a member of the Adicet Board. The parties to the voting agreement have agreed, subject to certain conditions, to vote the shares of Adicet capital stock held by them so as to elect the following individuals as directors: (1) two nominees designated by OrbiMed Private Investments V, LP and its permitted transferees, currently Carl Gordon and one vacancy, (2) one nominee designated by OrbiMed Israel Affiliates and its permitted transferees, currently Erez Chimovits, (3) one nominee designated by Novartis Bioventures Ltd. and its permitted transferees, currently Michal Silverberg, (4) one nominee designated by the holders of a majority the outstanding shares of Adicet’s common stock held by the major common stockholders party to the voting agreement, currently Dr. Aya Jakobovits, (5) one nominee who is not an officer or employee of Adicet or its subsidiaries and is not an affiliate of any investor and who is designated by the holders of a majority of the then outstanding shares of common stock and preferred stock, voting together as a single class on an as-converted basis, currently Donald Santel, (6) one nominee designated by Johnson & Johnson Innovation—JJDC, Inc. and its permitted transferees, currently Asish K. Xavier, (7) one nominee designated by aMoon 2 Fund Limited Partnership and its permitted transferees, currently Yair Schindel, and (8) one individual who is the then current Chief Executive Officer of Adicet, currently Anil Singhal. Upon the completion of the merger, the obligations of the parties to the voting agreement to vote their shares so as to elect these nominees, as well as the other rights and obligations under this agreement, will terminate and none of Adicet’s stockholders will have any special rights regarding the nomination, election or designation of members of the combined company’s board of directors.

Concurrently with or promptly following with the execution of the merger agreement, resTORbio and Adicet also entered into the Adicet support agreement with Adicet’s current directors and officers and certain stockholders, which, as of August 4, 2020, collectively own an aggregate of approximately 98% of Adicet’s outstanding capital stock on an as-converted to common stock basis, as further described in the section entitled “Agreements Related To The Merger—Adicet Support Agreement” beginning on page 230 of this proxy statement/prospectus/information statement. The Adicet support agreement provides, among other things, that the stockholders of Adicet subject to this agreement will vote their shares in favor of the approval of the merger agreement and the contemplated transactions.

Investors’ Rights Agreement

Adicet is party to an investors’ rights agreement with certain holders of Adicet capital stock, including OrbiMed Private Investments V, LP, OrbiMed Israel Affiliates, aMoon 2 Fund Limited Partnership, Novartis Bioventures Ltd., Regeneron Pharmaceuticals, Inc., Johnson & Johnson Innovation—JJDC, Inc. and certain trusts affiliated with Aya Jakobovits. Under Adicet’s investors’ rights agreement, certain holders of Adicet capital stock have the right to demand that Adicet file a registration statement or request that their shares of Adicet capital stock be covered by a registration statement that Adicet is otherwise filing. Upon the completion of the merger, the registration rights will terminate and none of Adicet’s stockholders will have any special rights regarding the registration of their shares.

Right of First Refusal and Co-Sale Agreement

Adicet is party to a right of first refusal and co-sale agreement with certain holders of Adicet capital stock, including OrbiMed Private Investments V, LP, OrbiMed Israel Affiliates, aMoon 2 Fund Limited Partnership, Novartis Bioventures Ltd., Regeneron Pharmaceuticals, Inc. and certain trusts affiliated with Aya Jakobovits. Upon the completion of the merger, the rights and obligations under this agreement will terminate.

Director and Executive Officer Compensation

Please see the section entitled “Management following the Merger—Director Compensation” beginning on page 381 of this proxy statement/prospectus/information statement and the section entitled “Adicet Executive Compensation” beginning on page 388 of this proxy statement/prospectus/information statement for additional information regarding compensation of Adicet’s executive officers and directors, including summaries of related agreements between such executive officers and Adicet.

Funding Agreement

Please see the section titled “Agreements Related to the Merger—Funding Agreement” beginning on page 229 of this proxy statement/prospectus/information statement for additional information regarding an agreement pursuant to which certain holders of Adicet capital stock, including OrbiMed Private Investments V, LP, OrbiMed Israel Affiliates, aMoon 2 Fund Limited Partnership, Novartis Bioventures Ltd., Regeneron Pharmaceuticals, Inc. and Johnson & Johnson Innovation—JJDC, Inc., have, immediately prior to and contingent upon the completion of the merger, committed to fund up to an aggregate of $15,000,000 into an escrow account which will be used to subscribe for shares of resTORbio common stock upon the occurrence of certain conditions.

Lock-up Agreements

Please see “Agreements Related to the Merger—Lock-up Agreements” beginning on page 232 for additional information regarding agreements pursuant to which certain of Adicet’s current directors and officers and certain holders of Adicet capital stock, including OrbiMed Private Investments V, LP, OrbiMed Israel Affiliates, aMoon 2 Fund Limited Partnership, Novartis Bioventures Ltd., Regeneron Pharmaceuticals, Inc. and Johnson & Johnson Innovation—JJDC, Inc., have agreed to not sell, pledge, or otherwise transfer shares of the combined company for a period of 180 days following completion of the merger.

Indemnification Agreements

Adicet has entered into separate indemnification agreements with each of its directors and executive officers, in addition to the indemnification provided for in Adicet’s amended and restated certificate of incorporation and bylaws. The indemnification agreements and the combined company’s amended restated certificate of incorporation and bylaws that will be in effect upon the closing of the merger require the combined company to indemnify its directors, executive officers and certain controlling persons to the fullest extent permitted by Delaware law.

Regeneron License Agreement

In April 2019, Adicet entered into an amendment to the Regeneron Agreement. Please see the section entitled “Adicet Business—Strategic Agreements” beginning on page 311 of this proxy statement/prospectus/information statement for additional information regarding this agreement.

In July 2019, Regeneron became a related party following the initial closing of the Series B preferred stock financing.

Policy for Approval of Related Person Transactions

While Adicet does not have a formal written policy or procedure for the review, approval or ratification of related party transactions, the Adicet Board reviews and considers the interests of its directors, executive officers and principal stockholders in its review and consideration of transactions and obtains the approval of non-interested directors when it determines that such approval is appropriate under the circumstances.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On April 28, 2020, resTORbio and Adicet entered into the merger agreement pursuant to which Project Oasis Merger Sub, Inc., a wholly owned subsidiary of resTORbio, will merge with and into Adicet, with Adicet surviving as a wholly owned subsidiary of resTORbio.

The following unaudited pro forma condensed combined financial information is based on Adicet’s historical consolidated financial statements and resTORbio’s historical consolidated financial statements, and was prepared using the acquisition method of accounting under U.S. GAAP and has been adjusted to give effect to the merger between resTORbio and Adicet. The merger will be accounted for as a reverse acquisition with Adicet being deemed the acquiring company for accounting purposes. Adicet was determined to be the accounting acquirer based upon the terms of the merger and other factors including: (i) Adicet’s security holders as of immediately prior to the effective time of the merger will own approximately 75% of the voting rights of the combined company (on a fully-diluted basis excluding equity incentives available for grant); (ii) Adicet will designate a majority (five of seven) of the initial members of the board of directors of the combined company; and (iii) the terms of the exchange of equity interests based on the exchange ratio at the announcement of the merger factored in an implied premium to resTORbio’s stockholders. The composition of senior management of the combined company was determined to be a neutral factor in the accounting acquirer determination, as the combined company will leverage the expertise of the senior management of both companies.

As a result of Adicet being treated as the accounting acquirer, Adicet’s assets and liabilities will be recorded at their precombination carrying amounts and the historical consolidated operations that are reflected in the unaudited pro forma condensed combined financial information will be those of Adicet. resTORbio’s assets and liabilities will be measured and recognized at their fair values as of the effective date of the merger, and combined with the assets, liabilities and results of operations of Adicet after the consummation of the merger. As a result, upon consummation of the merger, the historical consolidated financial statements of Adicet will become the historical consolidated financial statements of the combined company.

The following information does not give effect to the proposed reverse stock split pursuant to Proposal No. 2, or the option pool increase pursuant to Proposal No. 3, as described in the section titled “Matters Being Submitted to a Vote of resTORbio Stockholders,” beginning on page 238 of this proxy statement/prospectus/information statement. In addition, the following unaudited pro forma condensed combined financial information does not give effect to the proposed issuance of resTORbio common stock pursuant to the funding agreement, as described in the section titled “Agreements Related to the Merger” beginning on page 229 of this proxy statement/prospectus/information statement.

The unaudited pro forma condensed combined balance sheet as of June 30, 2020 gives effect to the merger as if it took place on June 30, 2020 and combines the historical consolidated balance sheets of Adicet and resTORbio as of June 30, 2020. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2020 and the year ended December 31, 2019 gives effect to the merger as if it took place as of January 1, 2019 and combines the historical consolidated results of Adicet and resTORbio for the six months ended June 30, 2020 and the year ended December 31, 2019. The historical consolidated financial statements of Adicet and resTORbio have been adjusted to give pro forma effect to events that are (i) directly attributable to the merger, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. The application of the acquisition method of accounting is dependent upon certain valuations and other studies of in-process research and development, inventory, and contingent consideration for the contingent value right described in the section titled “Agreements Related to the Merger” beginning on page 229 of this proxy statement/prospectus/information statement that have yet to be completed. Accordingly, the pro forma adjustments reflected in the unaudited pro forma condensed combined financial information are preliminary and based on estimates, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary adjustments reflected in the unaudited pro forma condensed combined financial information and the final application of the acquisition accounting, which is expected to be completed as soon as practicable after the closing of the merger, may occur and those differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position. In addition, differences between the preliminary and final adjustments will likely occur as a result of the amount of cash used in resTORbio’s operations from the date of the unaudited pro forma condensed combined balance sheet through the consummation of the merger, as well as other changes in resTORbio’s assets and liabilities between June 30, 2020 and the closing of the merger. In addition, differences between the preliminary and final estimated purchase price will likely occur between August 4, 2020 and the closing of the merger due to changes in resTORbio’s stock price including those related to potential changes in the fair value of the contingent value right. Finally, differences between the preliminary and final exchange ratio will likely occur between August 4, 2020 and the closing of the merger as result of changes to resTORbio’s and Adicet’s capitalization, if any, during such period.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Adicet and resTORbio been a combined company during the specified periods.

The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the separate historical consolidated financial statements of Adicet and resTORbio and their respective “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this proxy statement/prospectus/information statement.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2020

(in thousands)

	Historical
	Adicet	resTORbio	Pro Forma Adjustments	Note 5	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$18,264	$70,889	$—		$89,153
Short-term marketable debt securities	34,049	—	—		34,049
Inventory	—	—	—	A(1), F	—
Accounts receivable — related party	10,000	—	—		10,000
Prepaid expenses and other current assets	4,683	2,860	—		7,543

Total current assets	66,996	73,749	—		140,745
Property and equipment, net	1,759	348	—		2,107
Goodwill	—	—	24,978	A(2)	24,978
In-process research and development	—	—	3,810	A(3)	3,810
Restricted cash	4,282	245	—		4,527
Other non-current assets	1,459	—	—		1,459

Total assets	$74,496	$74,342	$28,788		$177,626

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current Liabilities:
Accounts payable	$2,161	$2,467	$—		$4,628
Contract liabilities, current	17,955	—	—		17,955
Accrued and other current liabilities	6,153	1,097	6,915	A(4), B	14,165

Total current liabilities	26,269	3,564	6,915		36,748
Contract liabilities, net of current portion	4,463	—	—		4,463
Deferred rent, net of current portion	147	34	(34)	A(5)	147
Redeemable convertible preferred stock warrant liability	1,968	—	(1,968)	D	—
Deferred tax liability	—	—	401	A(6)	401
CVR liability	—	—	3,140	A(7)	3,140

Total liabilities	32,847	3,598	8,454		44,899
Redeemable convertible preferred stock	114,083	—	(114,083)	C	—
Stockholders’ deficit:
Common stock	2	4	8	A(8), A(10), C	14
Additional paid-in capital	9,955	237,509	(26,318)	A(8), A(9), A(10), C, D, E, G	221,146
Accumulated deficit	(82,588)	(166,769)	160,727	A(10), B, E, F, G	(88,630)
Accumulated other comprehensive income	197	—			197

Total stockholders’ equity (deficit)	(72,434)	70,744	134,417		132,727

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$74,496	$74,342	$28,788		$177,626

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial information

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2020

(in thousands, except share and per share amounts)

	Historical
	Adicet	resTORbio	Pro Forma Adjustments	Note 5	Pro Forma Combined
Revenue	$9,465	$—	$—		$9,465
Operating expenses:
Research and development	15,709	6,629	—		22,338
General and administrative	9,943	6,403	(7,330)	J	9,016

Total operating expense	25,652	13,032	(7,330)		31,354

Loss from operations	(16,187)	(13,032)	7,330		(21,889)

Interest income	551	353	—		904
Interest expense	(34)	—	—		(34)
Other income (expense), net	50	50	(57)	H	43

Loss before income tax (benefit) expense	(15,620)	(12,629)	7,273		(20,976)
Income tax (benefit) expense	(2,679)	8	—		(2,671)

Net loss	$(12,941)	$(12,637)	$7,273		$(18,305)

Net loss per share attributable to common stockholders, basic and diluted	$(0.74)	$(0.35)			$(0.14)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	17,502,411	36,445,460		K	134,929,020

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial information

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2019

(in thousands, except share and per share amounts)

	Historical
	Adicet	resTORbio	Pro Forma Adjustments	Note 5	Pro Forma Combined
Revenue	$995	$—	$—		$995
Operating expenses:
Research and development	23,691	73,634	—		97,325
General and administrative	8,692	11,823	—		20,515

Total operating expense	32,383	85,457	—		117,840

Loss from operations	(31,388)	(85,457)	—		(116,845)

Interest income	938	2,817	—		3,755
Other income (expense), net	2,331	(63)	(2,274)	H, I	(6)

Loss before income tax expense	(28,119)	(82,703)	(2,274)		(113,096)
Income tax expense	19	36	—		55

Net loss	$(28,138)	$(82,739)	$(2,274)		$(113,151)

Net loss per share attributable to common stockholders, basic and diluted	$(1.63)	$(2.41)			$(1.10)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	17,249,656	34,306,374		K	102,596,519

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Description of the Merger

On April 28, 2020, Adicet Bio, Inc., a Delaware corporation (“Adicet”), entered into an agreement and plan of merger (the “merger agreement”) with resTORbio, Inc., a Delaware corporation (“resTORbio”), and Project Oasis Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of resTORbio (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into Adicet, with Adicet surviving as a wholly owned subsidiary of resTORbio. Pursuant to the merger agreement, Adicet’s security holders, as of immediately prior to the effective time of the merger, will own approximately 75% of the fully-diluted common stock of the combined company and resTORbio’s security holders, as of immediately prior to the effective time of the merger, will own approximately 25% of the fully-diluted common stock of the combined company (in each case excluding equity incentives available for grant). The relative percentage ownership of the combined company immediately following the effective time of the merger was derived using a stipulated value of Adicet of approximately $220.0 million and of resTORbio of approximately $73.3 million.

Subject to the terms and conditions set forth in the merger agreement, each share of Adicet’s common stock and redeemable convertible preferred stock issued and outstanding immediately prior to the effective time of the merger (excluding any shares that are held in treasury and any dissenting shares held by stockholders who have exercised and perfected appraisal rights) will be converted into the right to receive approximately 0.8555 shares of resTORbio common stock, subject to adjustment to account for the reverse stock split. This exchange ratio (the “exchange ratio”) is an estimate only and is based upon resTORbio’s and Adicet’s capitalization as of August 4, 2020. The final exchange ratio will be determined pursuant to a formula described in more detail in the merger agreement. Each outstanding and unexercised option with respect to Adicet’s common stock under Adicet’s 2015 Stock Incentive Plan and a subset of options pursuant to Adicet’s 2014 Share Option Plan will be converted into options to purchase a number of shares of resTORbio common stock based on the exchange ratio, subject to the terms and adjustments in the merger agreement. All rights with respect to Adicet’s capital stock under the redeemable convertible preferred stock warrants shall be converted into warrants to acquire a certain number of shares of resTORbio common stock based on the exchange ratio, subject to the terms and adjustments in the merger agreement and the applicable warrant.

resTORbio’s stockholders will continue to own and hold their existing shares of resTORbio common stock. The vesting of all outstanding resTORbio options will be accelerated in full as of immediately prior to the effective time of the merger. All out-of-the-money resTORbio options will be cancelled for no consideration. All in-the-money resTORbio options will remain outstanding after the completion of the merger in accordance with their terms. In addition, all outstanding unvested resTORbio restricted stock units will be accelerated in full as of immediately prior to the effective time of the merger, and for each outstanding and unsettled resTORbio restricted stock unit, the holder thereof shall receive a number of shares of resTORbio common stock equal to the number of vested and unsettled shares underlying such resTORbio restricted stock units (reduced by the number of shares of resTORbio common stock necessary to satisfy applicable tax withholding obligations at the maximum statutory rate).

The terms of the merger contemplate that each holder of resTORbio common stock as of immediately prior to the completion of the merger shall be entitled to one contractual contingent value right (“CVR”) issued by resTORbio, subject to and in accordance with the terms and conditions of the CVR Agreement (as defined below), for each share of resTORbio common stock held by such holder as of immediately prior to the effective time of the merger. The CVR holders are entitled to receive net proceeds from the commercialization, if any, received from a third-party commercial partner of RTB101, resTORbio’s small molecule product candidate that is a potent inhibitor of target of rapamycin complex 1 (TORC1), for a COVID-19 related indication. The terms and conditions of the CVRs will be established pursuant to a CVR agreement by and among resTORbio, the Holders’ Representative and the Rights Agent, expected to be entered into immediately prior to the closing of the merger (the “CVR Agreement”).

Notes to Unaudited Pro Forma Condensed Combined Financial Information

2. Basis of Presentation

The accompanying unaudited pro forma condensed combined financial information was prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of Article 11 of SEC Regulation S-X. The unaudited pro forma condensed combined balance sheet as of June 30, 2020 was derived from the historical consolidated balance sheets of Adicet and resTORbio as of June 30, 2020 and has been adjusted to give effect to the merger as if it occurred on June 30, 2020. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2020 and the year ended December 31, 2019 were derived from the historical consolidated statements of operations and comprehensive loss of Adicet and resTORbio for the six months ended June 30, 2020 and the year ended December 31, 2019 and have been adjusted to give effect to the merger as if it occurred on January 1, 2019.

Adicet and resTORbio have concluded that the merger represents a business combination pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”). In addition, because Adicet has been determined to be the accounting acquirer in the merger, but not the legal acquirer, the merger is deemed a reverse acquisition under the guidance of ASC 805. Management has not yet completed a final valuation analysis of the fair value of resTORbio’s assets to be acquired and liabilities to be assumed. Using the estimated total consideration for the merger, management has preliminarily allocated such consideration to the assets acquired and liabilities assumed of resTORbio in the merger based on a preliminary valuation analysis and purchase price allocation. The final purchase price allocation will be determined when management has determined the final consideration paid in the merger and completed the detailed valuations and other studies of in-process research and development (“IPR&D”), inventory, and contingent consideration for the CVR. The final purchase price allocation could differ materially from the preliminary purchase price allocation used to prepare the pro forma adjustments and unaudited pro forma condensed combined financial information. The final purchase price allocation may include (1) changes to assets acquired and liabilities assumed, including goodwill, based on the results of certain valuations and other studies of IPR&D, inventory, and contingent consideration for the CVR that have yet to be completed, (2) changes to assets acquired and liabilities assumed, that will occur through the date of the closing of the merger and (3) changes to the fair value of purchase consideration, which will be impacted by changes in resTORbio’s common stock outstanding, the share price of resTORbio’s common stock on the closing date of the merger including those related to potential changes in the fair value of the CVR.

The unaudited pro forma condensed combined financial information does not include the impact of any cost savings due to operating synergies that may result from the merger or any related restructuring costs that may be contemplated and does not give effect to the proposed reverse stock split because the proposed reverse stock split is a range and is not definitive. In addition, the unaudited pro forma condensed combined financial information does not give effect to the proposed issuance of resTORbio common stock pursuant to the funding agreement as the timing of funding is not definitive.

3. Preliminary Purchase Price

Pursuant to the merger agreement, at the closing of the merger, resTORbio expects to issue to Adicet’s common and preferred stockholders a number of shares of resTORbio common stock, as well as issue to holders of Adicet’s stock options and redeemable convertible preferred stock warrants a number of options and common stock warrants of resTORbio, representing approximately 75% of the resTORbio outstanding common stock on a fully-diluted basis (excluding equity incentives available for grant). The estimated preliminary purchase price is calculated based on the fair value of resTORbio common stock that the resTORbio stockholders will own as of the closing date of the merger because, with no active trading market for shares of Adicet, the fair value of the resTORbio common stock represents a more reliable measure of the fair value of consideration transferred in the merger. Accordingly, the accompanying unaudited pro forma condensed combined financial information reflects

Notes to Unaudited Pro Forma Condensed Combined Financial Information

an estimated purchase price of approximately $95.1 million, which consists of the following (in thousands, except share and per share amounts):

Fair value of common stock shares of the combined company owned by resTORbio stockholders (1)	$91,276
Fair value of contingent consideration liability with respect to CVR (2)	3,140
Estimated fair value of modified stock options and restricted stock units attributable to precombination services (3)	674

Estimated purchase price	$95,090

(1)	Represents the estimated share consideration of the combined company that the resTORbio stockholders would own as of the closing of the merger.

Estimated number of shares of the combined company to be owned by resTORbio stockholders (a)	36,453,882
Multiplied by the fair value per share of resTORbio common stock (b)	$2.59
Estimated acquisition date fair value of resTORbio	94,416
Less: portion of the fair value to be distributed as CVR (c)	(3,140)

Estimated fair value of shares of the combined company owned by resTORbio stockholders	$91,276

a.

Represents the number of shares of common stock of the combined company that the resTORbio stockholders would own as of the closing of the merger. This amount is calculated, for purposes of this unaudited pro forma condensed combined financial information, as 36,453,882 shares of resTORbio common stock outstanding as of August 4, 2020.

b.

The estimated purchase price was based on the closing price of resTORbio common stock on August 4, 2020. The requirement to base the final purchase price on the number of shares of resTORbio common stock outstanding and the fair value of resTORbio common stock immediately prior to the closing of the merger could result in a purchase price and goodwill different from that assumed in this unaudited pro forma condensed combined financial information, and that difference may be material. A 10% increase (decrease) to the resTORbio share price would increase (decrease) the purchase price by $9.4 million, with a corresponding change to goodwill. Therefore, the estimated consideration expected to be transferred reflected in this unaudited pro forma condensed combined financial information does not purport to represent what the actual transferred consideration will be when the transaction is completed. The actual purchase price will fluctuate until the closing date of the merger and the final valuation could differ materially from the current estimate.

c.

The fair value of resTORbio common stock was further adjusted to remove the estimated fair value of the CVR embedded within the closing price, as each holder of resTORbio stock will receive one contractual CVR immediately prior to the merger.

(2)

Each holder of resTORbio common stock as of immediately prior to the completion of the merger shall be entitled to one CVR issued by resTORbio, subject to and in accordance with the terms and conditions of the CVR Agreement, for each share of resTORbio common stock held by such holder as of immediately prior to the effective time of the merger (see Note 5 – Pro Forma Adjustment A(7) related to estimated fair value of CVR).

Notes to Unaudited Pro Forma Condensed Combined Financial Information

(3)

Based on the capitalization of resTORbio as of August 4, 2020, 639,911 outstanding unvested resTORbio restricted stock units will be accelerated in connection with the merger and holders of the restricted stock units will be issued approximately 383,947 shares of resTORbio common stock on a net settlement basis. Similarly, in connection with the merger, vesting of outstanding resTORbio stock options will be accelerated in full and the stock options that will not be the in-the-money on the close of the merger will be canceled, resulting in approximately 656,651 surviving stock options. The acquisition date fair value of these modified resTORbio restricted stock units and resTORbio stock options attributable to the precombination services is included in the estimated purchase price. The acquisition date fair value of these modified resTORbio restricted stock units and resTORbio stock options is calculated based on the number of such resTORbio restricted stock units and resTORbio stock options expected to vest assuming that the merger will close on August 31, 2020.

Under the acquisition method of accounting, the total purchase price is allocated to the acquired tangible and intangible assets and assumed liabilities of resTORbio based on their estimated fair values as of the closing date of the merger. The excess of the acquisition consideration paid over the estimated fair values of net assets acquired has been recorded as goodwill in the accompanying unaudited pro forma condensed combined balance sheet.

The preliminary allocation of the estimated purchase price to the acquired net assets of resTORbio, based on the estimated fair values as of June 30, 2020, as well as changes in accrued and other current liabilities through the closing of the merger related to costs directly attributable to the transaction that are expected to be incurred by resTORbio between June 30, 2020 and the closing of the merger (see Note 5 – Pro Forma Adjustment A(4)), is as follows (in thousands):

Net assets acquired
Cash and cash equivalents	$70,889
Prepaid expenses and other current assets	2,860
Inventory	81
Property and equipment	348
IPR&D	3,810
Restricted cash	245
Accounts payable	(2,467)
Accrued and other current liabilities	(5,253)
Deferred tax liability	401
Goodwill	24,978

$95,090

The application of the acquisition method of accounting is dependent upon certain valuations and other studies of IPR&D, inventory, and contingent consideration for the CVR that have yet to be completed. The purchase price allocation will remain preliminary until Adicet’s management determines the fair values of the assets acquired and liabilities assumed. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the merger, but no later than one year after the consummation of the merger, and will be based on the fair values of the assets acquired and liabilities assumed as of the closing of the merger. The final amounts allocated to the assets acquired and liabilities assumed as of the closing date of the merger will change due to the amount of cash used in resTORbio’s operations for research and development activities and general and administrative expenses including transaction-related costs after June 30, 2020 to the merger closing date and other changes in resTORbio’s assets and liabilities that occur through the merger closing date. The final amounts allocated to assets acquired and liabilities assumed could differ materially from the amounts presented in the unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

4. Shares of resTORbio Common Stock Issued to Adicet’s Stockholders upon Closing of the Merger

At the closing of the merger, resTORbio (the legal acquirer) will issue to Adicet’s common and preferred stockholders shares of its common stock based on the exchange ratio determined in accordance with the merger agreement. The estimated exchange ratio for purposes of the unaudited pro forma condensed combined financial information was derived on a fully-diluted basis as of August 4, 2020 using a stipulated value of Adicet of approximately $220.0 million and of resTORbio of approximately $73.3 million. The estimated number of shares of common stock resTORbio expects to issue to Adicet’s common and preferred stockholders as of August 4, 2020 (ignoring rounding of fractional shares) is determined as follows:

Shares of Adicet common stock	17,569,569
Shares of Adicet redeemable convertible preferred stock	97,166,921

114,736,490
Exchange ratio	0.8555

Estimated shares of resTORbio common stock issued to Adicet security holders upon closing of transaction	98,157,067

As the reverse stock split is a range and is not definitive and will occur immediately prior to the consummation of the merger, the exchange ratio and estimated shares of resTORbio common stock issued to Adicet security holders have not been adjusted to give retrospective effect to the reverse stock split. Upon the effectiveness of the reverse stock split, the outstanding shares of resTORbio common stock will be combined into a lesser number of shares such that one share of resTORbio common stock will be issued for a specified number of shares, which shall be equal to or greater than four (4) and equal to or less than twelve (12), with the exact number within the range to be mutually determined by resTORbio and Adicet prior to the effective time. The exchange ratio will then be subject to adjustment to account for the effect of the reverse stock split of resTORbio common stock. Assuming a reverse stock split of resTORbio common stock 1:4 or 1:12, the estimated shares of resTORbio common stock issued to Adicet security holders would be 24,452,135 or 8,180,712 shares, respectively.

5. Pro Forma Adjustments

The unaudited pro forma condensed combined financial information includes pro forma adjustments that are (i) directly attributable to the merger, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statements of operations and comprehensive loss, expected to have a continuing impact on the results of operations of the combined company. The pro forma adjustments are based on preliminary estimates and assumptions that are subject to change.

Based on Adicet management’s review of resTORbio’s summary of significant accounting policies, the nature and amount of any adjustments to the historical consolidated financial statements of resTORbio to conform to the accounting policies of Adicet are not expected to be significant.

The unaudited pro forma condensed combined financial information does not reflect the proposed reverse stock split that is expected to be effected immediately prior to consummation of the merger. In addition, the unaudited pro forma condensed combined financial information does not give effect to the proposed issuance of resTORbio common stock pursuant to the funding agreement dated April 28, 2020, by and among Adicet, resTORbio and certain investors of Adicet (the “funding agreement”) pursuant to which such investors committed to fund up to an aggregate of $15 million into an escrow account at or prior to the time of the completion of the merger, which will be used to subscribe for shares of resTORbio common stock in a private placement upon the occurrence of a qualified financing, as such term is described therein.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

The pro forma adjustments, based on preliminary estimates that may change materially as additional information is obtained, are as follows:

A.	The pro forma adjustments to reflect the fair value of the assets and liabilities acquired in connection with the merger consist of the following:

(1)	To reflect the acquired inventory fair value of $0.1 million to be used in research and development.

(2)

To record goodwill resulting from the merger. Goodwill is comprised of the purchase price of the acquisition in excess of the fair value assigned at acquisition to the net tangible and identifiable intangible assets acquired (see Note 3).

(3)

To reflect the fair value of acquired IPR&D related to the research and development of RTB101 for a COVID-19 related indication. The RTB101 compound IPR&D project was valued using an income approach, specifically a discounted cash flow method, adjusted for the probability of technical success (“PTS”). Key inputs include forecast of potential cash flows to be generated by the project and resulting asset, which was developed utilizing estimates of total patient population, market penetration rates, demand risk adjustment factors, product pricing, costs of goods sold, research and development expenses, selling, general and administrative expenses, cash flow adjustments and partner profit split. The projected cash flows were then adjusted using PTS factors that were selected considering both the current state of clinical development and the nature of the proposed indication, (i.e., respiratory therapeutics.) Finally, the resulting probability adjusted cash flows were discounted to a present value using a risk-adjusted discount rate, developed considering the market risk present in the forecast and the size of the asset. IPR&D is accounted for as an indefinite-lived intangible asset until completion or abandonment of the related project. Therefore, no pro forma adjustment for related amortization has been reflected in the unaudited pro forma combined statements of operations and comprehensive loss. The IPR&D intangible assets are subject to testing for impairment annually and upon other triggering events.

(4)

To reflect changes in accrued and other current liabilities through the closing of the merger related to costs directly attributable to the transaction that are expected to be incurred by resTORbio between June 30, 2020 and the closing of the merger:

•

Approximately $2.1 million for director’s and officer’s tail insurance coverage to be purchased by resTORbio prior to closing. This adjustment will result in a reduction of net assets acquired by Adicet at closing.

•

Estimated costs to complete the transaction of approximately $2.0 million consisting of legal fees, advisory fees, accounting and audit fees and other expenses to be incurred by resTORbio prior to closing. This adjustment will result in a reduction of net assets acquired by Adicet at closing.

(5)	To eliminate resTORbio deferred rent liability that is not a liability assumed in the merger.

(6)	To record deferred tax liability in connection with the merger related to the acquired IPR&D.

(7)

To reflect the fair value of the contingent consideration liability for the CVR. The contingent consideration for the CVR was valued using an income approach, leveraging the forecasted cash flows that would accrue to the combining company and then deducting the administrative fee to be retained by the combined company and other permitted deductions in order to arrive at the net cash expected to be paid out to the CVR holders. These cash flows were then discounted to present value using the same discount rate applied in the valuation of the IPR&D.

(8)

Represents estimated purchase consideration of approximately $91.3 million for the 36,453,882 shares of the combined company that the existing shareholders of resTORbio are estimated to own after the closing of the merger.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

As the reverse stock split will occur immediately prior to the consummation of the merger and the final split ratio has not been determined as of the date of this filing the pro forma combined common stock capital accounts have not been adjusted to give retrospective effect to the reverse stock split. The reverse stock split will not affect the pro forma combined common stock capital accounts, however, because the par value per share will remain unchanged on the effective date of the reverse stock split, the components that make up the common stock capital accounts will change by offsetting amounts. Depending on the size of the reverse stock split that resTORbio and Adicet decide to implement, the common stock account will be decreased and additional paid-in capital will be increased by offsetting amounts.

(9)	Represents estimated purchase consideration of approximately $0.7 million attributable to precombination services for the resTORbio employee stock options and restricted stock units.

(10)	To eliminate resTORbio’s historical shareholders’ equity.

B.	Represents an adjustment to accrued and other current liabilities to reflect those that are directly attributable to the closing of the merger, including:

(1)

Approximately $1.2 million in severance obligations for resTORbio’s employees. The payment of these arrangements is contingent on the employees providing service over the transition periods, which is expected to be completed within nine months and will be recognized in the combined company’s financial statements following the closing of the merger.

(2)

Approximately $0.9 million in obligations under the Transition Agreement executed with Adicet’s current President and Chief Executive Officer, Anil Singhal, in connection with the merger Agreement (the “Transition Agreement”) which will be recorded by the combined company following the closing of the merger.

(3)	Estimated costs to complete the transaction of approximately $0.7 million consisting of legal fees, advisory fees, accounting and audit fees and other expenses to be incurred by Adicet.

These pro forma adjustments are not reflected in the unaudited pro forma condensed combined statements of operations and comprehensive loss as these amounts are not expected to have a continuing effect on the operating results of the combined company.

C.

Represents an adjustment to reflect the reclassification from redeemable convertible preferred stock to common stock and additional paid-in capital resulting from the conversion of shares of Adicet into shares of resTORbio common stock based on the exchange ratio.

D.

Represents an adjustment to reclassify Adicet’s redeemable convertible preferred stock warrant liability of $2.0 million to additional paid-in capital as a result of the conversion of the warrant being exercisable for resTORbio’s’s common stock rather than Adicet’s redeemable convertible preferred stock. The warrants exercisable for resTORbio’s common stock will be classified within equity.

E.

Represents an adjustment to record post-combination stock compensation expense of approximately $2.3 million for the acceleration of resTORbio employee stock options and restricted stock units, outstanding immediately prior to the closing of the merger in accordance with the terms of the merger agreement for which there is no future service requirement. This amount is excluded from the unaudited pro forma condensed combined statements of operations and comprehensive loss because it will not have a continuing impact on the combined organization’s operations; however, the amount is reflected as an increase to accumulated deficit and additional paid-in capital in the unaudited condensed combined pro forma balance sheet because the amount is directly attributable to the merger.

F.

Represents an adjustment to write-off acquired inventory of material to be used in research and development of the CVR product. This pro forma adjustment is not reflected in the unaudited pro forma condensed combined statements of operations and comprehensive loss as this amount is not expected to have a continuing effect on the operating results of the combined company.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

G.

Represents an adjustment to record post-combination stock expense of approximately $0.9 million for modification of Adicet’s current President and Chief Executive Officer’s stock options in connection with the Transition Agreement. This amount is excluded from the unaudited pro forma condensed combined statements of operations and comprehensive loss because it will not have a continuing impact on the combined organization’s operations; however, the amount is reflected as an increase to accumulated deficit and additional paid-in capital in the unaudited pro forma balance sheet because the amount is directly attributable to the merger.

H.

Represents an adjustment to eliminate the impact of the change in the fair value of Adicet redeemable convertible preferred stock warrant liability of $0.1 million for six months ended June 30, 2020 and $0.3 million for the year ended December 31, 2019 for warrants issued by Adicet as all warrants will become exercisable for resTORbio common stock pursuant to the merger agreement. As a result, the Adicet redeemable convertible preferred stock warrants would no longer be subject to fair value accounting following the assumed closing of the merger.

I.

Represents an adjustment to eliminate the impact of the change in the fair value of Adicet’s redeemable convertible preferred stock tranche liability and Technion Research and Development Foundation Ltd. (referred to as “TRDF”) liability of $2.0 million during the year ended December 31, 2019. As the redeemable convertible preferred stock tranche liability and TRDF liability would not exist once the redeemable convertible preferred stock are converted to common stock in the merger and therefore the changes in the fair value of redeemable convertible preferred stock tranche liability and TRDF liability are removed from the unaudited pro forma condensed combined statements of operations.

J.

Represents an adjustment to eliminate non-recurring transaction costs of $2.0 million and $5.3 million incurred by resTORbio and Adicet, respectively, in connection with the merger and recorded as expense in their respective historical consolidated statements of operations and comprehensive loss for the six months ended June 30, 2020 as these expenses are not expected to have a continuing effect on the operating results of the combined company.

K.

The weighted average shares outstanding for the period have been adjusted to give effect to the issuance of resTORbio common stock in connection with the merger as of January 1, 2019 or the date of issuance of Adicet preferred stock, if later. As the combined company is in a net loss position, any adjustment for potentially dilutive shares would be anti-dilutive, and as such basic and diluted loss per share are the same. The following table presents the calculation of the pro forma weighted average number of common stock outstanding without giving effect to the proposed reverse stock split:

	Six Months Ended June 30, 2020	Year Ended December 31, 2019
Weighted average Adicet shares outstanding	17,502,411	17,249,656
Weighted average shares of Adicet redeemable convertible preferred stock	97,166,921	62,555,395

	114,669,332	79,805,051
Weighted average Adicet shares outstanding adjusted for exchange ratio	98,099,613	68,273,221
Weighted average resTORbio shares outstanding	36,445,460	34,306,374
Net shares of resTORbio common stock to be issued with respect to outstanding resTORbio RSUs	383,947	16,924

Pro forma combined weighted average number of shares of common stock—basic and diluted	134,929,020	102,596,519

Notes to Unaudited Pro Forma Condensed Combined Financial Information

As the reverse stock split is a range and is not definitive and will occur immediately prior to the consummation of the merger, resTORbio’s historical weighted average shares outstanding and the pro forma combined weighted average shares outstanding have not been adjusted to give retrospective effect to the reverse stock split. Upon the effectiveness of the reverse stock split, the outstanding shares of resTORbio common stock will be combined into a lesser number of shares such that one share of resTORbio common stock will be issued for a specified number of shares, which shall be equal to or greater than four (4) and equal to or less than twelve (12), with the exact number within the range to be mutually determined by resTORbio and Adicet prior to the effective time. The exchange ratio will then be subject to adjustment to account for the effect of the reverse stock split of resTORbio common stock. The following table is presented for illustrative purposes to give effect to the range of the proposed reverse stock split on the pro forma combined net loss per share attributable to common stockholders, basic and diluted, as the pro forma condensed combined financial information does not reflect the proposed reverse stock split that is expected to be effected immediately prior to consummation of the merger.

Pro forma combined net loss per share attributable to common stockholders, basic and diluted	Six months Ended June 30, 2020	Year Ended December 31, 2019
1:4 reverse stock split	$(0.54)	$(4.41)
1:12 reverse stock split	$(1.63)	$(13.23)

DESCRIPTION OF RESTORBIO’S CAPITAL STOCK

The summary of the general terms and provisions of the registered securities of resTORbio set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to resTORbio’s certificate of incorporation and resTORbio’s bylaws Amended and Restated By-laws (referred to collectively as the “resTORbio Charter Documents”), which are filed as exhibits to the Registration Statement, of which this proxy statement/prospectus/information statement is a part and which may be obtained as described below under “Where You Can Find More Information,” as well as the relevant provisions of the DGCL. resTORbio encourages you to read the resTORbio Charter Documents and the applicable provisions of the DGCL for additional information.

General

resTORbio’s authorized capital stock consists of One Hundred Fifty Million (150,000,000) shares of common stock, par value $0.0001 per share and Ten Million (10,000,000) shares of undesignated preferred stock, par value $0.0001 per share.

Common Stock

The holders of resTORbio common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of resTORbio common stock do not have any cumulative voting rights. Holders of resTORbio common stock are entitled to receive ratably any dividends declared by the resTORbio Board out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. resTORbio common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of a liquidation, dissolution or winding up of resTORbio, holders of resTORbio common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. All outstanding shares are fully paid and nonassessable.

resTORbio common stock is listed on the Nasdaq Global Select Market under the trading symbol “TORC”. The transfer agent and registrar for resTORbio common stock is Computershare Trust Company, N.A.

Undesignated Preferred Stock

The resTORbio Board is authorized, subject to limitations prescribed by Delaware law and by the resTORbio certificate of incorporation, to issue up to 10,000,000 of preferred stock in one or more series without further action by the holders of resTORbio common stock. The resTORbio Board may determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock, any or all of which may be greater than the rights of common stock. The issuance of resTORbio preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon a liquidation of resTORbio. The issuance could also adversely affect the rights and powers of these holders and may have the effect of delaying, deterring or preventing a change in control of resTORbio.

Registration Rights

Pursuant to the terms of resTORbio’s investors’ rights agreement entered into in November 2017, holders of registrable securities are entitled to rights with respect to the registration of their shares under the Securities Act until the earliest of (a) January 2023, (b) the date on which such holder ceases to hold registrable securities, or (c) such holder’s registrable securities could be sold without any restriction on volume or manner of sale on any three-month period under Rule 144 or any successor rule, as described below. resTORbio refer to these shares collectively as registrable securities.

Demand Registration Rights

Under the terms of the investors’ rights agreement, resTORbio will be required, upon the written request of the holders of at least 20% of resTORbio’s outstanding registrable securities, as defined in the investors’ rights agreement, to file a registration statement with respect to at least 40% of the registrable securities and use commercially reasonable efforts to effect the registration of all or a portion of their registrable securities for public resale so long as the total amount of registrable shares requested to be registered has an anticipated aggregate offering price to the public, net of selling expenses, of at least $15,000,000.

Short-Form Registration Rights

The holders of at least 10% of resTORbio’s outstanding registrable securities can request that resTORbio register all or part of their shares on Form S-3 if resTORbio is eligible to file a registration statement on Form S-3 and if the aggregate offering price, net of selling expenses, is at least $10,000,000.

Piggyback Registration Rights

Pursuant to the investors’ rights agreement, if resTORbio registers any of resTORbio’s securities either for resTORbio’s own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration.

Indemnification

resTORbio’s investors’ rights agreement contains customary cross-indemnification provisions, under which resTORbio is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to resTORbio, and they are obligated to indemnify resTORbio for material misstatements or omissions attributable to them.

Anti-Takeover Effects of the resTORbio Certificate of Incorporation and Bylaws and Delaware Law

The resTORbio certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of resTORbio and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the resTORbio Board rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

The resTORbio certificate of incorporation provides for the division of the resTORbio Board into three classes serving staggered three-year terms, with one class being elected each year. The resTORbio certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of two-thirds or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on the resTORbio Board, however occurring, including a vacancy resulting from an increase in the size of the resTORbio Board, may only be filled by the affirmative vote of a majority of the resTORbio directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of the resTORbio Board.

No Written Consent of Stockholders

The resTORbio certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of the resTORbio bylaws or removal of directors by resTORbio stockholders without holding a meeting of stockholders.

Meetings of Stockholders

The resTORbio certificate of incorporation and bylaws provide that only a majority of the members of the resTORbio Board then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. The resTORbio bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

The resTORbio bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of resTORbio stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to resTORbio’s corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at resTORbio’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The resTORbio bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to Certificate of Incorporation and Bylaws

Any amendment of the resTORbio certificate of incorporation must first be approved by a majority of the resTORbio Board, and if required by law or the resTORbio certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of the resTORbio bylaws and certificate of incorporation must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. The resTORbio bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment, or, if the resTORbio Board recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Choice of Forum

The resTORbio certificate of incorporation provides that, unless resTORbio consents in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on resTORbio’s behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of resTORbio’s directors, officers, employees or agents to resTORbio or resTORbio stockholders; (3) any action asserting a claim against resTORbio arising pursuant to any provision of the DGCL or the resTORbio certificate of incorporation or bylaws; or (4) any action asserting a claim governed by the internal affairs doctrine. The resTORbio certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of resTORbio capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in the resTORbio certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.

Section 203 of the Delaware General Corporation Law

resTORbio is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an

“interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the resTORbio Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by the resTORbio Board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

COMPARISON OF RIGHTS OF HOLDERS OF RESTORBIO STOCK AND ADICET STOCK

Both resTORbio and Adicet are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be governed by the DGCL. If the merger is completed, Adicet equityholders will receive merger consideration in the form of resTORbio common stock and the rights of Adicet equityholders who become holders of resTORbio common stock in the merger will be governed by the DGCL, the bylaws of resTORbio and, assuming Proposal No. 2 is approved by resTORbio stockholders, the certificate of incorporation of resTORbio as amended by the amendment attached to this proxy statement/prospectus/information statement as Annex D and incorporated herein by reference.

The following discussion summarizes the material differences between the current rights of Adicet stockholders under Adicet’s amended and restated certificate of incorporation (referred to herein as the “Adicet certificate of incorporation”), and bylaws and the rights of resTORbio stockholders post-merger, under the resTORbio certificate of incorporation, as amended by Proposal No. 2, and amended and restated bylaws, each as amended, as applicable, and as in effect immediately following the merger.

While resTORbio and Adicet believe that the summary tables cover the material differences between the rights of their respective stockholders prior to the merger and the rights of resTORbio stockholders following the merger, these summary tables may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus/information statement and the other documents referred to in this proxy statement/prospectus/information statement for a more complete understanding of the differences between being a stockholder of resTORbio or Adicet before the merger and being a stockholder of resTORbio after the merger. resTORbio has filed copies of its current certificate of incorporation and bylaws with the SEC and will send copies of the documents referred to in this proxy statement/prospectus/information statement to you upon your request. Adicet will also send copies of its documents referred to in this proxy statement/prospectus/information statement to you upon your request. Please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement on page 441 of this proxy statement/prospectus/information statement.

	resTORbio Stockholder Rights	Adicet Stockholder Rights
Authorized Capital Stock:	The aggregate number of shares that resTORbio is authorized to issue is 160,000,000, consisting of (i) 150,000,000 shares of resTORbio common stock, par value $0.0001 per share, and (ii) 10,000,000 shares of undesignated preferred stock, par value $0.0001 per share.	The aggregate number of shares Adicet is authorized to issue is 239,564,382, consisting of (i) 140,200,938 shares of Adicet common stock, par value $0.0001 per share, and (ii) 99,363,444 shares of Adicet preferred stock, par value $0.0001 per share, 629,633 of which are designated as “Series A-1 preferred stock”, 2,428,688 of which are designated as “Series A-2 preferred stock”, 37,104,185 of which are designated as “Series A preferred stock”, and 59,200,938 of which are designated as “Series B preferred stock”.

Outstanding Capital:	Common Stock: As of the record date, resTORbio had 36,453,882 shares of common stock issued and outstanding. Preferred Stock: The resTORbio Board, without further action by	Common Stock: As of August 4, 2020, Adicet had 17,569,569 shares of common stock issued and outstanding. Preferred Stock: As of August 4, 2020, Adicet had 629,633 shares of Series A-1

	resTORbio Stockholder Rights	Adicet Stockholder Rights

resTORbio stockholders, has the authority to issue up to 10,000,000 shares of preferred stock in one or more series. The resTORbio Board has the authority to determine the terms of each series of preferred stock, within the limits of the resTORbio certificate of incorporation, the resTORbio bylaws and the laws of the state of Delaware, and the resTORbio Board could take that action without stockholder approval. These terms include the number of shares in a series, voting rights, if any, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof. The issuance of resTORbio preferred stock could delay, defer or prevent a change in control of resTORbio.

As of the record date, resTORbio does not have any preferred stock issued and outstanding.

preferred stock issued and outstanding, 2,428,688 shares of Series A-2 preferred stock issued and outstanding, 37,104,185 shares of Series A preferred stock issued and outstanding, and 57,004,415 shares of Series B preferred stock issued and outstanding.

Dividend Rights:	Holders of shares of resTORbio common stock are entitled to receive dividends when and if declared by the resTORbio Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends.	The Adicet certificate of incorporation provides that holders of (a) Series B preferred stock shall be entitled, if, when and as declared by the Adicet Board, non-cumulative cash dividends at the rate of $0.1123 per share per annum, (b) after payment of the full amount of any dividends payable to the holders of Series B preferred stock, Series A preferred stock shall be entitled, if, when and as declared by the Adicet Board, non-cumulative cash dividends at the rate of $0.096 per share per annum and (c) after payment of the full amount of any dividends payable to the holders of Series A preferred stock, Series A-2 preferred stock shall be entitled, if, when and as declared by the Adicet Board, non-cumulative cash dividends at the rate of $0.096 per share per annum (in each case, as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like).

	resTORbio Stockholder Rights	Adicet Stockholder Rights
Purchase and Redemption Rights:	Shares of resTORbio common stock do not have preemptive, subscription, or conversion rights or redemption or sinking fund provisions.

Shares of Adicet common stock do not have preemptive, subscription, or conversion rights or redemption or sinking fund provisions.

Shares of Adicet preferred stock do not have redemption or sinking fund provisions.

The Adicet certificate of incorporation provides that each holder of shares of Adicet preferred stock shall have the right to convert such shares into shares of Adicet common stock at any time in accordance with the Adicet certificate of incorporation. In addition, all outstanding shares of Adicet preferred stock shall be converted into shares of Adicet common stock upon (i) the closing of the sale of shares of common stock in a firm-commitment underwritten public offering resulting in at least $50 million of proceeds at a price per share of at least $2.40 (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like) or (ii) the date and time, or occurrence of an event, specified by the holders of a majority of all then outstanding shares of Adicet’s preferred stock; provided however, that the consent of the holders of a majority of all then outstanding shares of Adicet’s Series B preferred stock is also required if the conversion is being done in connection with a liquidation event which results in a price per share that is less than the Series B liquidation preference.

Right of First Refusal:	Shares of resTORbio common stock do not have rights of first refusal.	The Adicet Right of First Refusal and Co-Sale Agreement entered into among Adicet and certain stockholders dated as of July 25, 2019, as amended September 19, 2019 (referred to herein as the “Adicet co-sale agreement”), provides that certain key holders of Adicet common stock that are a party to the Adicet co-sale agreement wishing to transfer any shares of common stock shall first

	resTORbio Stockholder Rights	Adicet Stockholder Rights

provide Adicet with the right to purchase such shares. In such an event, if Adicet does not elect to exercise its right of first refusal in full, then any investor that holds Adicet stock constituting at least 2% of Adicet’s then current issued and outstanding shares of stock and is party to the Adicet co-sale agreement (referred to herein as an “Adicet major investor”) has a secondary right of first refusal to purchase a pro rata share of the Adicet stock which are proposed for sale or transfer. Under the merger agreement, Adicet has agreed to terminate the Adicet co-sale agreement immediately prior to the effective time of the merger.

In addition, the bylaws of Adicet provide that if any holder of Adicet common stock, other than common stock issued upon the conversion of preferred stock, wishes to transfer any such shares of common stock, they must first provide Adicet with the right to purchase such shares of Adicet stock. Certain transfers are exempted from this right of first refusal in the bylaws of Adicet, including transfers made for estate planning purposes and transfers made to related entities and other stockholders of Adicet.

Right of Co-Sale:	Shares of resTORbio common stock do not have a right of co-sale.	As further described in the Adicet co-sale agreement, the Adicet major investors have a right of co-sale with respect to any common stock proposed to be transferred or sold by certain key holders of common stock that are a party to the Adicet co-sale agreement which are not earlier purchased by Adicet by exercise of its right of first refusal (as further described above) or by any investor by exercise of their secondary right of first refusal (as further described above).

Preemptive Rights:	Shares of resTORbio common stock do not have preemptive rights.	Shares of Adicet common stock do not have preemptive rights.

	resTORbio Stockholder Rights	Adicet Stockholder Rights

The Adicet Amended and Restated Investors’ Rights Agreement entered into among Adicet and certain investors, dated July 25, 2019, as amended September 19, 2019 (referred to herein as the “Adicet IRA”), provides each Adicet major investor with a right of first refusal to purchase its pro rata amount (as defined therein) of new securities which Adicet proposes to sell and issue after September 19, 2019, subject to certain exceptions as further described therein. Under the merger agreement, Adicet has agreed to terminate the Adicet IRA immediately prior to the effective time of the merger.

Inspection Rights:	Under Section 220 of the DGCL, a stockholder or his agent has a right to inspect the corporation’s stock ledger, a list of all of its stockholders and its other books and records during the usual hours of business upon written demand stating his purpose (which must be reasonably related to such person’s interest as a stockholder). If the corporation refuses to permit such inspection or refuses to reply to the request within five business days of the demand, the stockholder may apply to the Delaware Court of Chancery for an order to compel such inspection.

Stockholders of Adicet have the same inspection rights under Section 220 of the DGCL.

In addition, under the Adicet IRA, Adicet is required to deliver its financial statements to each Adicet major investor and each major investor is entitled to inspect the company’s properties and examine its books and records, subject to customary limitations. Under the merger agreement, Adicet has agreed to terminate the Adicet IRA immediately prior to the effective time of the merger.

Voting Rights:	The resTORbio certificate of incorporation provides that each share of resTORbio common stock entitles the holder to one vote on each matter properly submitted to a vote of stockholders.	Under the Adicet certificate of incorporation, the holders of common stock are entitled to one vote for each share of common stock held by them and holders of preferred stock are entitled to one vote for each share of common stock into which such share of preferred stock is convertible into. Except as otherwise provided by law or in the Adicet certificate of incorporation, the holders of preferred stock vote together with the holders of common stock, and not as a separate class or series.

	resTORbio Stockholder Rights	Adicet Stockholder Rights
Votes on Certain Transactions:	Except as otherwise required by law, holders of resTORbio common stock shall not be entitled to vote on any amendment to the resTORbio certificate of incorporation (including any amendment to a certificate of designations filed with respect to any series of preferred stock) that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled to vote, either separately or together with the holders of one or more other such series, on such amendment pursuant to the resTORbio certificate of incorporation (including any certificate of designation filed with respect to any series of preferred stock) or pursuant to the DGCL. The vote of the holders of a majority of the voting power of the stock represented at a meeting at which a quorum is present is generally required to take stockholder action, unless a different vote is required by law or specifically required by the resTORbio certificate of incorporation or the resTORbio bylaws, Delaware law, or Nasdaq. The holders of resTORbio preferred stock will have such voting rights (if any) as the resTORbio Board establishes, or as provided in the resTORbio certificate of incorporation or as determined by state law.	For so long as any shares of Adicet preferred stock remain outstanding, Adicet may not, without the consent of a majority of Adicet’s preferred stock then outstanding: (i) amend, alter, repeal or change the rights, preferences or privileges of Adicet’s preferred stock (or series thereof); (ii) increase or decrease the total number of authorized or designated shares of Adicet preferred stock (or any series thereof); (iii) create, authorize, designate or issue any new class or series of capital stock ranking on parity with or senior to the then outstanding shares of Adicet preferred stock with respect to dividends, redemptions or payments upon Liquidation (as defined in the Adicet certificate of incorporation) or having voting rights other than those granted to the preferred stock generally; (iv) redeem or repurchase (or permit any subsidiary to purchase or redeem) any shares of common stock or preferred stock, except pursuant to employee or consultant agreements giving Adicet the right to repurchase such shares at the original cost thereof upon the termination of services and pursuant to employee or consultant agreements giving Adicet the right to repurchase shares at the fair market value thereof upon the termination of service, provided, that in either such case, such repurchase is approved by the Adicet Board; (v) declare or pay any dividend or distribution to holders of preferred stock or common stock, other than a dividend on the common stock payable in shares of common stock; (vi) increase or decrease the number of directors of Adicet; (vii) effect any liquidation of Adicet or any subsidiary of Adicet (except, solely in the case of a subsidiary, as approved by the Adicet’s Board); (viii) effect any material transaction between Adicet and/or any of its subsidiaries, and any founder, officer, director or any of their respective

	resTORbio Stockholder Rights	Adicet Stockholder Rights
affiliates, other than as approved by the Adicet Board or in the ordinary course of business on arms-length terms; or (ix) guarantee any debt facility or increase thereof in which the aggregate outstanding debt of Adicet and its subsidiaries, taken as a whole, exceeds $500,000, other than as approved by Adicet’s Board; or (x) enter into any agreement to do any of the foregoing.

Cumulative Voting	The resTORbio certificate of incorporation does not provide for cumulative voting rights.	The Adicet certificate of incorporation does not provide for cumulative voting rights.

Amendment of Corporate Governance Documents:

Under Section 242 of the DGCL, the resTORbio certificate of incorporation may be amended upon a resolution by the resTORbio Board and approved by:

•  the holders of a majority of the outstanding shares entitled to vote, and

•  a majority of the outstanding shares of each class entitled to a class vote, if any.

The resTORbio certificate of incorporation provides that, for amendments to Article V, Section 1, Article VI, Section 3 and Article VII of the resTORbio certificate of incorporation, any amendment must be approved by the affirmative vote of not less than two thirds (2/3) of the outstanding shares of each class entitled to vote thereon as a class.

The resTORbio bylaws may be amended, or repealed by the approval of a majority of the directors of the resTORbio Board then in office. The resTORbio bylaws may also be amended or repealed at any annual meeting of stockholders, or special meeting of stockholders called for such purpose, by the affirmative vote of a majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class.

Under Section 242 of the DGCL, the resTORbio certificate of incorporation may be amended upon a resolution by the Adicet Board and approved by:

•  the holders of a majority of the outstanding shares entitled to vote, and a majority of the outstanding shares of each class entitled to a class vote, if any.

The Adicet certificate of incorporation provides that, for so long as any of the shares of Adicet preferred stock originally issued remain outstanding, the Adicet certificate of incorporation may not be amended in a manner that materially alters or changes the rights, preferences or privileges of the preferred stock so as to affect them adversely in a manner different than other classes without the written consent or affirmative vote of a majority of the outstanding shares of preferred stock.

The bylaws of Adicet provide that the bylaws may be altered, amended or repealed by the stockholders of Adicet or by the Adicet Board, when such power is conferred upon the board of directors by Adicet’s then current certificate of incorporation.

	resTORbio Stockholder Rights	Adicet Stockholder Rights
Shareholder Action by Written Consent:	The resTORbio certificate of incorporation prohibits stockholder action by written consent for any action required or permitted to be taken by resTORbio stockholders at any annual or special meeting of stockholders.	The bylaws of Adicet provide that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted.

Special Meeting of the Stockholders:	The resTORbio bylaws provide special meetings of the stockholders may be called only by the Board of Directors acting pursuant to a resolution approved by the affirmative vote of a majority of the Directors then in office.	The Adicet bylaws provide that special meetings of stockholders may be called by the President of Adicet, the Adicet Board, or by such other officers or persons as the Adicet Board may designate.

Shareholder Quorum:	The resTORbio bylaws provide that a majority of the outstanding shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at any meeting of stockholders. If less than a quorum is present at a meeting, the holders of voting stock representing a majority of the voting power present at the meeting or the presiding officer may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the original meeting. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.	The Adicet bylaws provide that a majority of the outstanding shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at any meeting of stockholders. If less than a quorum is present at a meeting, the holders of voting stock representing a majority of the voting power present at the meeting may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the original meeting. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Shareholder Proposals and Shareholder Nominations of Directors:	The resTORbio bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide	The Adicet certificate of incorporation and bylaws do not provide for procedures with respect to stockholder proposals or director nominations.

	resTORbio Stockholder Rights	Adicet Stockholder Rights
timely notice of their proposal in writing to resTORbio’s corporate secretary. As specified in the resTORbio bylaws, director nominations and the proposal of business to be considered by stockholders may be made only pursuant to a notice of meeting, brought specifically by or at the direction of the resTORbio Board or by a stockholder of record at the time of giving the stockholder’s notice who is entitled to vote at the meeting and who has complied with the notice procedures that are provided in the resTORbio bylaws.

Appointment and Number of Directors:	The resTORbio certificate of incorporation provides that the number of directors will be fixed from time to time by resolution of the resTORbio Board. The resTORbio Board currently consists of eight directors.

The Adicet bylaws authorize the specific number of directors to be set by resolution of the Adicet Board. Currently, the authorized number of directors is set at nine; however, one seat is currently vacant.

Adicet and certain stockholders of Adicet have entered into that certain Amended and Restated Voting Agreement dated as of July 25, 2019, as amended on September 19, 2019 (referred to herein as the “Adicet voting agreement”), which provides, among other things, that: (i) two directors shall be designated by OrbiMed Private Investments V, LP and its permitted transferees, currently Carl Gordon and one vacancy, (ii) one director shall be designated by the OrbiMed Israel Affiliates and their permitted transferees, currently Erez Chimovits, (iii) one director shall be designated by Novartis Bioventures Ltd. and its permitted transferees, currently Michal Silverberg, (iv) one director shall be designated by the holders of a majority the outstanding shares of Adicet’s common stock held by the major common stockholders party to the voting agreement, currently Dr. Aya Jakobovits, (v) one director who is not an officer or employee of Adicet or its subsidiaries and is not an affiliate of any investor

	resTORbio Stockholder Rights	Adicet Stockholder Rights
and is designated by the holders of a majority of the then outstanding shares of common stock and preferred stock, voting together as a single class on an as-converted basis, currently Donald Santel, (vi) one director shall be designated by Johnson & Johnson Innovation—JJDC, Inc. and its permitted transferees, currently Asish K. Xavier, (vii) one director shall be designated by aMoon 2 Fund Limited Partnership and its permitted transferees, currently Yair Schindel, and (viii) one director who is the then current Chief Executive Officer of Adicet, currently Anil Singhal. Under the merger agreement, Adicet has agreed to terminate the Adicet voting agreement immediately prior to the effective time of the merger.

Classification of the Board:	The resTORbio Board is classified into three classes. Each director is appointed for a three-year term.	The Adicet certificate of incorporation does not provide for the division of the Adicet Board into staggered classes.

Board Meetings:

The resTORbio bylaws provide that the regular annual meeting of the resTORbio Board shall be held on the same date and at the same place as the resTORbio annual meeting following the close of such meeting of stockholders. Other regular meetings of the resTORbio Board may be held at such hour, date and place as the resTORbio Board may by resolution from time to time determine and publicize by means of reasonable notice given to any director who is not present at the meeting at which such resolution is adopted. Special meetings of the resTORbio Board may be called, orally or in writing, by or at the request of a majority of the directors, the Chairman of the resTORbio Board, if one is elected, or the President. The person calling any such special meeting of the resTORbio Board may fix the hour, date and place thereof.

At any meeting of the resTORbio, a majority of the total number of

The Adicet bylaws to do not provide for regular meetings to be held at a certain time. Special meetings of the Adicet Board may be called by or at the request of the Chairman of the Adicet Board, the President or at least one-third of the number of directors constituting the whole board. The person or persons authorized to call special meetings of the Adicet Board may fix any time, date or place, either within or without the State of Delaware, for holding any special meeting called by them. At any meeting of the Adicet Board, a majority of the total number of directors shall constitute a quorum for the transaction of business, but if less than a quorum is present at a meeting, a majority of the directors present may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice. Any business which might have been transacted at the meeting as originally noticed may be transacted at such

	resTORbio Stockholder Rights	Adicet Stockholder Rights

directors shall constitute a quorum for the transaction of business, but if less than a quorum is present at a meeting, a majority of the directors present may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice. Any business which might have been transacted at the meeting as originally noticed may be transacted at such adjourned meeting at which a quorum is present. The total number of directors includes any unfilled vacancies on the resTORbio Board.

At any meeting of the resTORbio Board at which a quorum is present, the vote of a majority of the directors present shall constitute action by the resTORbio Board, unless otherwise required by law, by the resTORbio certificate of incorporation or the resTORbio bylaws. The resTORbio Board is classified into three classes. Each director is appointed for a three-year term.

adjourned meeting at which a quorum is present.

At any meeting of the Adicet Board at which a quorum is present, the vote of a majority of the directors present shall constitute action by the Adicet Board, unless otherwise required by law, by the Adicet certificate of incorporation or Adicet bylaws.

Unless otherwise restricted by the Adicet certificate of incorporation or bylaws, any action required or permitted to be taken at any meeting of the Adicet Board, or of any committee thereof, may be taken without a meeting if all members of the Adicet Board or committee, as the case may be, consent thereto in writing.

Board Committees:	Currently, the resTORbio Board has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.	Currently, the Adicet Board has a Compensation Committee, Audit Committee and Scientific Review Committee.

Removal of Directors:	The resTORbio certificate of incorporation provides that, subject to the rights granted to any series of preferred stock, directors may only be removed for cause and only upon the affirmative vote of holders of at least two thirds (2/3) of the voting power of all then outstanding shares of stock then entitled to vote generally in the election of directors.	Under the Adicet certificate of incorporation, directors may be removed, with or without cause, by the affirmative vote of the holders of at least a majority of the shares of the class or series of stock entitled to elect such director or directors (e.g., in order to remove a Series A Director, the holders of a majority of the shares of Series A preferred stock, voting as a separate class and to the exclusion of all other classes of capital stock, must so vote).

Board Vacancies:	The resTORbio bylaws provide that, subject to the rights granted to any series of preferred stock, any vacancies or newly created directorships on the resTORbio Board will be filled only by the affirmative vote of a majority of the directors then	The Adicet certificate of incorporation and bylaws provide that any vacancy on Adicet’s Board created by removal or resignation of a director may be filled by a majority of the directors then in office, though less than a quorum, or by the sole remaining

	resTORbio Stockholder Rights	Adicet Stockholder Rights
	in office, even though less than a quorum, and not by the stockholders.	director, and the directors so chosen shall hold office until the next annual election of Adicet’s Board and until their successors are duly elected, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock or different classes or series voting separately or together, then the holders of shares of such class, or different classes or series voting separately or together may override the action of Adicet’s Board to fill such vacancy.

Limitation of Director Liability:	The resTORbio certificate of incorporation provides that resTORbio directors shall not be personally liable to resTORbio or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to resTORbio or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit.	The Adicet certificate of incorporation provides that to the fullest extent permitted by applicable law, a director of Adicet shall not be personally liable to Adicet or its stockholders for monetary damages for breach of fiduciary duty as a director.

Directors and Officers Indemnity:

The resTORbio certificate of incorporation provides that a director is not personally liable to resTORbio or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit.

If the DGCL is amended after the effective date of the certificate of incorporation to authorize corporate

The Adicet certificate of incorporation provides that Adicet shall indemnify its directors and officers to the fullest extent permitted by applicable law. In addition, the bylaws of Adicet provide that Adicet shall indemnify its officers, directors, agents and employees in the manner and to the full extent permitted by applicable law. Adicet has entered into a number of indemnification agreements with its officers and directors.

Adicet’s standard form of indemnification agreement used with certain of its officers and directors, the bylaws of Adicet, and the Adicet certificate of incorporation, each provide that Adicet shall pay the expenses incurred by a director or

resTORbio Stockholder Rights	Adicet Stockholder Rights

action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Under Delaware law, resTORbio is also authorized to carry directors’ and officers’ insurance to protect resTORbio, its directors, officers and certain employees from some liabilities. The resTORbio bylaws further provide that resTORbio will pay the expenses incurred by a director in connection with any proceeding in which such director is involved by reason of fact that such indemnitee is or was a director of resTORbio, but only upon receipt of an undertaking by the director to repay all amounts so advanced if it should be ultimately determined by final judicial decision that the indemnitee is not entitled to indemnification for such expenses. The resTORbio bylaws provide that resTORbio may pay the expenses incurred by an executive officer in connection with any proceeding in which such executive officer is involved by reason of fact that such indemnitee is or was an executive officer of resTORbio, but only upon receipt of an undertaking by the officer to repay all amounts so advanced if it should be ultimately determined by final judicial decision that the indemnitee is not entitled to indemnification for such expenses.

Although the resTORbio certificate of incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. In particular, the resTORbio certificate of incorporation has no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

officer in defending any proceeding in advance of its final disposition, provided, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that such director or officer is not entitled to be indemnified.

	resTORbio Stockholder Rights	Adicet Stockholder Rights
Insurance:	Under Delaware law, resTORbio is also authorized to carry directors’ and officers’ insurance to protect resTORbio, its directors, officers and certain employees from some liabilities.	Under Delaware law, Adicet is also authorized to carry directors’ and officers’ insurance to protect Adicet’, its directors, officers and certain employees from some liabilities and under Adicet.

Claims and Derivative Actions:	Under the DGCL, any resTORbio stockholder may bring an action in resTORbio’s name to procure a judgment in resTORbio’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of shares of resTORbio common stock at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.	Adicet stockholders have the same rights to derivative actions under the DGCL.

Conflicts of Interest Transactions:	resTORbio has adopted a related party transactions policy. Pursuant to this policy, the audit committee of resTORbio has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between resTORbio and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of resTORbio common stock, in each case since the beginning of the most recently completed year, and their immediate family members.	Adicet has not adopted a related party transactions policy.

Certain Business Combinations:	Under Delaware law, only a majority of resTORbio outstanding voting power is required to approve mergers and other business combinations between resTORbio and third parties. The resTORbio certificate of incorporation does not require that a higher percentage of outstanding voting power approve such transactions.	Under Delaware law, only a majority of Adicet outstanding voting power is required to approve mergers and other business combinations between Adicet and third parties. Under the Adicet certificate of incorporation, for so long as any shares of Adicet preferred stock remain outstanding, Adicet may not approve mergers and other business combinations between Adicet and

resTORbio Stockholder Rights	Adicet Stockholder Rights

resTORbio has not opted out of Section 203 of the DGCL, which provides that, if a person acquires 15% or more of the outstanding voting stock of a Delaware corporation, thereby becoming an “interested stockholder”, that person may not engage in certain “business combinations” with the corporation, including mergers, purchases and sales of 10% or more of the assets of the corporation, stock purchases and other transactions pursuant to which the percentage of the corporation’s stock owned by the interested stockholder increases (other than on a pro rata basis) or pursuant to which the interested stockholder receives a financial benefit from the corporation, for a period of three years after becoming an interested stockholder unless one of the following exceptions applies: (i) the resTORbio Board approved the acquisition of stock pursuant to which the person became an interested stockholder or the transaction that resulted in the person becoming an interested stockholder prior to the time that the person became an interested stockholder; (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder such person owned at least 85% of the outstanding voting stock of the corporation, excluding, for purposes of determining the voting stock outstanding, voting stock owned by directors who are also officers and certain employee stock plans; or (iii) the transaction is approved by the resTORbio Board and by the affirmative vote of two-thirds of the outstanding voting stock of resTORbio which is not owned by the interested stockholder. An “interested stockholder” also includes the affiliates and associates of a 15% or more owner and any affiliate or associate of the corporation who was the owner of 15% or more of the third parties, without the consent of a majority of Adicet’s preferred stock then outstanding.

Section 203 of the DGCL does not apply to Adicet because it does not have a class of voting stock listed on a national securities exchanges or held of record by more than 2,000 stockholders and the Adicet certificate of incorporation does not contain an election to be covered by Section 203 of the DGCL.

Under the Adicet voting agreement, as further described therein, if the Adicet Board and the holders of a majority of all then outstanding shares of Adicet’s preferred stock and common stock issued upon conversion of preferred stock approve the sale of Adicet, then each stockholder party to the Adicet voting agreement is required to vote in favor of such transaction or sell their shares, as applicable. However, no stockholder shall by a party to any stock sale unless all holders of preferred stock are allowed to participate in such transaction and the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Adicet certificate of incorporation in effect immediately prior to the stock sale (as if such transaction were a Deemed Liquidation Event as defined in the Adicet certificate of incorporation) unless the holders of a majority of all then outstanding shares of Adicet’s preferred stock and common stock issued upon conversion of preferred stock (and, if the consent of the holders of a majority the Series B preferred stock would be required by the Adicet certificate of incorporation to waive the treatment of such transaction as a Deemed Liquidation Event, the holders of a majority of the Series B preferred stock) elect otherwise by written notice given to Adicet at least two days prior to the

	resTORbio Stockholder Rights	Adicet Stockholder Rights
	outstanding voting stock within the three-year period prior to determine whether a person is an interested stockholder.	effective date of any such transaction or series of related transactions.

Forum Selection	The resTORbio bylaws specifies that, unless resTORbio consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of resTORbio, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of resTORbio to resTORbio or resTORbio stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the restated certificate of incorporation or bylaws, or (iv) any action asserting a claim against resTORbio governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of resTORbio capital stock shall be deemed to have notice of and to have consented to the provisions of resTORbio bylaws described above.	The Adicet certificate of incorporation provides that except for (i) actions in which the Court of Chancery in the State of Delaware concludes that an indispensable party is not subject to the jurisdiction of the Delaware courts, and (ii) actions in which a federal court has assumed exclusive jurisdiction of a proceeding, any derivative action brought by or on behalf of Adicet, and any direct action brought by a stockholder against Adicet or any of its directors or officers, alleging a violation of the DGCL, the Adicet certificate of incorporation or the bylaws of Adicet, or breach of fiduciary duties or other violation of Delaware decisional law relating to the internal affairs of Adicet, shall be brought in the Court of Chancery in the State of Delaware, which shall be the sole and exclusive forum for such proceedings; provided, however, that Adicet may consent to an alternative forum for any such proceedings upon the approval of the Adicet Board.

PRINCIPAL STOCKHOLDERS OF RESTORBIO

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement do not give effect to the reverse stock split.

The following table sets forth information, to the extent known by resTORbio or ascertainable from public filings, with respect to the beneficial ownership of resTORbio common stock as of August 4, 2020 by:

•	each of resTORbio’s directors;

•	each of resTORbio’s named executive officers;

•	all of resTORbio’s directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by resTORbio to beneficially owner of more than 5% of resTORbio common stock.

The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of August 4, 2020, through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table.

The percentage of ownership is based on 36,453,882 shares of common stock outstanding on August 4, 2020, adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. resTORbio does not know of any arrangements, including any pledge by any person of securities of resTORbio, the operation of which may at a subsequent date result in a change of control of resTORbio. Unless otherwise noted, the address of each director and current and former executive officer of resTORbio is c/o resTORbio, Inc., 500 Boylston Street, 13th Floor, Boston, Massachusetts 02166.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders
OrbiMed Private Investments VI, LP(1)	4,830,387	13.3%
Novartis Institutes for BioMedical Research, Inc.(2)	2,021,237	5.5%
Named Executive Officers and Directors
Chen Schor(3)	2,131,486	5.8%
Named Executive Officers
Joan Mannick, M.D.(4)	1,983,236	5.4%
Lloyd Klickstein, M.D., Ph.D.(5)	92,187	*	%
Directors
Jeffrey Chodakewitz, M.D.(6)	34,433	*	%
Paul Fonteyne(7)	35,891	*	%
Michael Grissinger(8)	32,030	*	%
Jonathan Silverstein(9)	14,414	*	%
David Steinberg(10)	14,414	*	%
Lynne Sullivan(11)	35,891	*	%
All Current Executive Officers and Directors as a Group (9 persons)(12)	4,373,982	11.8%

*	Represents beneficial ownership of less than one percent.

(1)

Information herein is based on a Schedule 13D/A filed by OrbiMed Advisors LLC on March 25, 2019. All shares are held by OrbiMed Private Investments VI, LP, or OPI VI. OrbiMed Capital GP VI LLC, or GP VI, is the sole general partner of OPI VI. OrbiMed Advisors LLC, or OrbiMed Advisors, is the managing member of GP VI. Samuel D. Isaly is the managing member of and owner of a controlling interest in OrbiMed Advisors. By virtue of such relationships, GP VI, OrbiMed Advisors, and Mr. Isaly may be deemed to have voting and investment power with respect to the shares held by OPI VI and as a result may be deemed to have beneficial ownership of such shares. Jonathan T. Silverstein, a member of OrbiMed Advisors, is a member of resTORbio’s board of directors. Each of GP VI, OrbiMed Advisors and Mr. Silverstein disclaims beneficial ownership of the shares held by OPI VI, except to the extent of its or his pecuniary interest therein if any. The address of these entities is 601 Lexington Avenue, 54th floor, New York, New York 10022.

(2)

Information herein is based on a Schedule 13G filed by Novartis AG on February 14, 2018. All shares are held by NIBR. NIBR is an indirect wholly owned subsidiary of, and controlled by, Novartis AG. The address for NIBR is 250 Massachusetts Avenue, Cambridge, MA 02139.

(3)

Consists of (i) 325,000 shares of common stock; (ii) 599,363 shares held by an irrevocable family trust having an independent trustee; (iii) 25,000 shares held by a revocable family trust of which the reporting person is the trustee; (iv) 643,000 shares held by an additional irrevocable family trust having an independent trustee; (v) 25,000 shares held by a revocable trust of which the spouse is the trustee; (vi) 275,000 shares held by grantor retained annuity trust; and (vi) 239,123 shares of common stock issuable upon the exercise of options exercisable within 60 days after August 4, 2020.

(4)

Consists of (i) 686,363 shares of common stock; (ii) 600,000 shares of common stock held by the J.B. Mannick Irrevocable Trust; (ii) 600,000 shares to a grantor retained annuity trust; and (iii) 96,873 shares of common stock issuable upon the exercise of options exercisable within 60 days after August 4, 2020.

(5)	Consists of 92,187 shares of common stock issuable upon the exercise of options exercisable within 60 days after August 4, 2020.
(6)	Consists of 34,433 shares of common stock issuable upon the exercise of options exercisable within 60 days after August 4, 2020.
(7)	Consists of 35,891 shares of common stock issuable upon the exercise of options exercisable within 60 days after August 4, 2020.
(8)	Consists of 32,030 shares of common stock issuable upon the exercise of options exercisable within 60 days after August 4, 2020.
(9)	Consists of 14,414 shares of common stock issuable upon the exercise of options exercisable within 60 days after August 4, 2020.
(10)	Consists of 14,414 shares of common stock issuable upon the exercise of options exercisable within 60 days after August 4, 2020.
(11)	Consists of 35,891 shares of common stock issuable upon the exercise of options exercisable within 60 days after August 4, 2020.
(12)

Consists of (i) 3,778,726 shares of common stock, and (ii) 654,343 shares of common stock issuable upon the exercise of options exercisable within 60 days after August 4, 2020. See footnotes (3) through (11) above.

PRINCIPAL STOCKHOLDERS OF ADICET

The following table sets forth certain information, to the extent known by Adicet, regarding the ownership of Adicet’s securities on an as-converted basis as of August 4, 2020 by:

•	each person or group of affiliated persons known by Adicet to be the beneficial owner of more than 5% of its common stock;

•	each of Adicet’s directors;

•	each of Adicet’s executive officers; and

•	all executive officers and directors of Adicet as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of August 4, 2020, through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table.

The percentage of ownership is based on 114,736,490 shares of Adicet capital stock outstanding on August 4, 2020, adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. Unless otherwise noted, the address for the following stockholders is: c/o Adicet Bio, Inc., 200 Constitution Drive, Menlo Park, California 94025.

	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders
OrbiMed Private Investments V, LP(1)	38,894,843	33.9%
OrbiMed Israel Entities(2)	9,641,069	8.4%
aMoon 2 Fund Limited Partnership(3)	8,906,940	7.8%
Novartis Bioventures Ltd.(4)	7,904,074	6.9%
Aya Jakobovits(5)	7,408,160	6.5%
Regeneron Pharmaceuticals, Inc.(6)	7,125,552	6.2%
Executive Officers and Directors
Donald Santel(7)	2,365,881	2.0%
Anil Singhal(8)	1,980,939	1.7%
Stewart Abbot(9)	490,259	0.4%
Anat Nursella(10)	268,537	0.2%
Carrie Krehlik(11)	134,804	0.1%
Francesco Galimi(12)	258,921	0.2%
Carl Gordon(1)(2)	48,535,912	42.3%
Erez Chimovits(2)	9,641,069	8.4%
Yair Schindel(3)	8,906,940	7.8%
Michal Silverberg(4)	7,904,074	6.9%
Aya Jakobovits(5)	7,408,160	6.5%
Asish Xavier(13)	5,344,164	4.7%
All current executive officers and directors as a group (12 persons)(14)	83,608,207	69.5%

(1)

Consists of 38,894,843 shares of capital stock held directly by OrbiMed Private Investments V, LP (referred to as “OPI V”). OrbiMed Capital GP V LLC (referred to as “OrbiMed GP”) is the general partner of OPI V, and OrbiMed Advisors LLC (referred to as “OrbiMed Advisors”), a registered investment adviser under the Investment Advisors Act of 1940, as amended, is the managing member of OrbiMed GP. By virtue of such relationships, OrbiMed GP and OrbiMed Advisors may be deemed to have voting and investment power with respect to the shares held by OPI V noted above and as a result may be deemed to beneficially own such securities. OrbiMed Advisors exercises investment and voting power through a management committee comprised of Carl L. Gordon, Ph.D., Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the shares held by OPI V, except to the extent of his or her proportionate pecuniary interest therein, if any. Dr. Gordon also serves as a director of Adicet. The address of OrbiMed Advisors, OrbiMed GP and OPI V is 601 Lexington Avenue, 54th floor, New York, New York 10022.
(2)

Consists of 7,281,335 shares of capital stock held directly by OrbiMed Israel Partners Limited Partnership (referred to as “OIP LP”) and 2,359,734 shares of capital stock held directly by OrbiMed Israel Partners II, L.P. (referred to as “OIP II”) (collectively referred to as the “OrbiMed Israel Entities”). OrbiMed Israel BioFund GP Limited Partnership (referred to as “BioFund GP LP”) is the general partner of OIP LP and OrbiMed Israel GP Ltd. (referred to as “Israel GP”) is the general partner of BioFund GP LP. As a result, Israel GP and BioFund GP LP may be deemed to have shared voting and investment power over all of the shares of capital stock held by OIP LP and both Israel GP and BioFund GP LP may be deemed to directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares held by OIP LP. OrbiMed Israel GP II, L.P. (referred to as “Israel GP II”) is the general partner of OIP II. OrbiMed Advisors Israel II Limited ( referred to as “Advisors Israel II”) is the general partner of Israel GP II. As a result, Advisors Israel II and Israel GP II may be deemed to have shared voting and investment power over the securities held by OIP II, and both Advisors Israel II and Israel GP II may be deemed to directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares held by OIP II. Advisors Israel II exercises this investment power through an investment committee comprised of Carl L. Gordon, Jonathan T. Silverstein, Nissim Darvish, Anat Naschitz, and Erez Chimovits, each of whom disclaims beneficial ownership of the shares held by OIP II, except to the extent of his or her proportionate pecuniary interest therein, if any. Mr. Chimovitz and Dr. Gordon also serve as directors of Adicet. The address of Israel GP, BioFund GP LP, Israel GP II, and Advisors Israel II is 89 Medinat HaYehudim St., Build E, 11th Floor, Herzliya 46766 Israel.

(3)

Consists of 8,906,940 shares of capital stock held by aMoon 2 Fund Limited Partnership (referred to as “aMoon”). aMoon 2 Fund G.P. Limited Partnership (referred to as “aMoon G.P.”) is the sole general partner of aMoon. aMoon General Partner Ltd. (referred to as “aMoon Ltd.”) is the sole general partner of aMoon G.P. Dr. Yair C. Schindel is the sole shareholder of aMoon Ltd. By virtue of such relationships, aMoon G.P., aMoon Ltd. and Dr. Schindel may be deemed to have shared voting and investment power with respect to the capital stock held by aMoon. Each of aMoon G.P., aMoon Ltd. and Dr. Schindel disclaims beneficial ownership of the shares held by aMoon, except to the extent of its or his pecuniary interest therein, if any. Dr. Schindel also serves as a director of Adicet. The address of aMoon G.P., aMoon Ltd. and aMoon is 34 Yerushalaim Rd, Beit Gamla, 6th Floor, Ra’anana, 4350110, Israel.

(4)

Consists of 7,904,074 shares of capital stock held by Novartis Bioventures Ltd. Novartis Bioventures Ltd. is a Swiss corporation and an indirect wholly owned subsidiary of Novartis AG. As a result, Novartis Bioventures Ltd. and Novartis AG may be deemed to have shared voting and investment power over such securities. The address of these entities is Lichtstrasse 35, CH-4056 Basel, Switzerland. Michal Silverberg, a member of Adicet’s Board, is also an employee of a corporation that is affiliated with Novartis Bioventures Ltd. Ms. Silverberg disclaims beneficial ownership of the securities held by Novartis Bioventures Ltd., except to the extent of her pecuniary interest arising as a result of her employment by such affiliate of Novartis Bioventures Ltd.

(5)

Consists of (i) 5,063,006 shares held in a grantor retained annuity trust (“GRAT”) of which Dr. Jakobovits’ spouse is the trustee and Dr. Jakobovits the sole annuitant and current beneficiary, (ii) 1,095,154 shares held in a GRAT of which Dr. Jakobovits’ spouse is the trustee and Dr. Jakobovits the sole annuitant, and current beneficiary, (iii) 625,000 shares held in a trust of which Dr. Jakobovits’ spouse is the trustee and Dr. Jakobovits’ child is the beneficiary and (iv) 625,000 shares held in a trust of which Dr. Jakobovits’ spouse is the trustee and Dr. Jakobovits’ child is the beneficiary.

(6)	The address for Regeneron Pharmaceuticals, Inc. is 777 Old Saw Mill River Road, Tarrytown, NY 10591.

(7)	Represents shares of common stock that Mr. Santel has the right to acquire from Adicet within 60 days of August 4, 2020 pursuant to the exercise of stock options.
(8)

Represents shares of common stock that Dr. Singhal has the right to acquire from Adicet within 60 days of August 4, 2020 pursuant to the exercise of stock options. Additionally, Dr. Singhal is entitled to receive the Singhal Product Selection Milestone Option Grant, which Adicet anticipates will be granted following the closing of the merger.

(9)	Represents shares of common stock that Dr. Abbot has the right to acquire from Adicet within 60 days of August 4, 2020 pursuant to the exercise of stock options.
(10)	Represents shares of common stock that Ms. Nursella has the right to acquire from Adicet within 60 days of August 4, 2020 pursuant to the exercise of stock options.
(11)	Represents shares of common stock that Ms. Krehlik has the right to acquire from Adicet within 60 days of August 4, 2020 pursuant to the exercise of stock options.
(12)	Represents shares of common stock that Mr. Galimi has the right to acquire from Adicet within 60 days of August 4, 2020 pursuant to the exercise of stock options.
(13)

Consists of 5,344,164 shares of capital stock held by Johnson & Johnson Innovation-JJDC, Inc., a New Jersey corporation (referred to as “JJDC”). JJDC is a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (referred to as “J&J”). The shares reported as being held by JJDC are directly beneficially owned by JJDC. Dr. Xavier is the Vice President, Venture Investments for JJDC and also serves as a director of Adicet. J&J may be deemed to indirectly beneficially own the shares that are directly beneficially owned by JJDC. The principal business address of J&J is One Johnson & Johnson Plaza, New Brunswick, NJ 08933, and the principal business address of JJDC is 410 George Street, New Brunswick, NJ 08901.

(14)

Consists of (i) 78,099,250 shares beneficially owned by Adicet’s current directors as of August 4, 2020 and (ii) 5,508,957 shares subject to options held by Adicet’s current executive officers exercisable within 60 days of August 4, 2020 and does not double count shares that are beneficially owned by more than one executive officer and/or director.

PRINCIPAL STOCKHOLDERS OF COMBINED COMPANY

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement do not give effect to the reverse stock split.

The following table and the related notes present certain information with respect to the beneficial ownership of the common stock of the combined company upon consummation of the merger, assuming the closing of the merger will occur on August 31, 2020, by:

•	each director and named executive officer of the combined company;

•	all of the combined company’s directors and executive officers as a group; and

•

each person or group who is known to the management of Adicet or resTORbio to become the beneficial owner of more than 5% of the common stock of the combined company upon the consummation of the merger.

Unless otherwise indicated in the footnotes to the following table, Adicet and resTORbio believe that each of the persons named has sole voting and investment power with respect to the shares indicated as beneficially owned.

The following table assumes (i) all outstanding unvested resTORbio restricted stock units will be accelerated in full effective as of immediately prior to the effective time of the merger, and for each outstanding and unsettled resTORbio restricted stock unit, the holder thereof shall receive a number of shares of resTORbio common stock equal to the number of vested and unsettled shares underlying such resTORbio restricted stock units (reduced by the number of shares of resTORbio common stock necessary to satisfy applicable tax withholding obligations at the maximum statutory rate); (ii) that each unexpired, unexercised and unvested resTORbio option shall be accelerated in full effective as of immediately prior to the effective time of the merger; (iii) that each unexpired and unexercised resTORbio option with an exercise price that equals or exceeds the in-the-money price shall be cancelled for no consideration; (iv) each unexpired and unexercised resTORbio option with an exercise price that is less than the in-the-money price shall remain outstanding after the close of the merger in accordance with its terms; (v) no exercise of outstanding options to purchase shares of Adicet capital stock or resTORbio common stock prior to the closing of the merger, (vi) an exchange ratio of 0.8555, (vii) that the closing of the merger will occur on August 31, 2020, and (viii) that immediately prior to the merger, Adicet will have 114,736,490 shares of its capital stock outstanding and resTORbio will have 36,843,920 shares of its common stock outstanding. Based on these assumptions, there will be a total of 135,046,881 shares of combined company common stock outstanding following the closing of the merger. Shares of the combined company’s common stock that may be acquired by an individual or group within 60 days of August 31, 2020, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of the combined company’s common stock of any other person shown in the table. Unless otherwise indicated, the address for the following stockholders is: c/o Adicet Bio, Inc., 200 Constitution Drive, Menlo Park, California 94025.

	Beneficial Ownership
Beneficial Owner	Number of Shares	Percent of Total
Greater than 5% stockholders
OrbiMed US Entities (1)	38,104,923	28.2%
Novartis Entities (2)	8,783,171	6.5%
OrbiMed Israel Entities (3)	8,247,933	6.1%
aMoon 2 Fund Limited Partnership (4)	7,619,886	5.6%
Executive Officers and Directors
Chen Schor (5)	2,098,763	1.6%
Lloyd Klickstein (6)	159,600	* %
Stewart Abbot (7)	439,819	* %
Francesco Galimi (8)	239,966	* %
Carrie Krehlik (9)	120,219	* %

	Beneficial Ownership
Beneficial Owner	Number of Shares	Percent of Total
Jeffrey Chodakewitz (10)	14,414	* %
Carl Gordon (1) (3)	46,352,856	34.3%
Erez Chimovits (3)	8,247,933	6.1%
Yair Schindel (4)	7,619,886	5.6%
Aya Jakobovits (11)	6,337,675	4.7%
Steve Dubin	—	—
All current directors and executive officers as a group (10 people) (12)	63,383,178	46.6%

*	Represents beneficial ownership of less than one percent.

(1)

Consists of 33,274,536 shares of common stock held directly by OrbiMed Private Investments V, LP (referred to as “OPI V”) and 4,830,387 shares of common stock held directly by OrbiMed Private Investments VI, LP (referred to as “OPI VI”) (collectively referred to as the “OrbiMed US Entities”). OrbiMed Capital GP V LLC (referred to as “OrbiMed GP V”) is the general partner of OPI V, and OrbiMed Advisors LLC (referred to as “OrbiMed Advisors”), a registered investment adviser under the Investment Advisors Act of 1940, as amended, is the managing member of OrbiMed GP V. OrbiMed Capital GP VI LLC (referred to as “OrbiMed GP VI”) is the general partner of OPI VI, and OrbiMed Advisors is the managing member of OrbiMed GP VI. By virtue of such relationships, (i) OrbiMed GP V and OrbiMed Advisors may be deemed to have voting and investment power with respect to the shares held by OPI V noted above and as a result may be deemed to beneficially own such securities and (ii) OrbiMed GP VI and OrbiMed Advisors may be deemed to have voting and investment power with respect to the shares held by OPI VI noted above and as a result may be deemed to beneficially own such securities. OrbiMed Advisors exercises investment and voting power through a management committee comprised of Carl L. Gordon, Ph.D., Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the shares held by OPI V and OPI VI, except to the extent of his or her proportionate pecuniary interest therein, if any. Dr. Gordon is also expected to serve as a director of the combined company. The address of OrbiMed Advisors, OrbiMed GP V, OrbiMed GP VI, OPI V and OPI VI is 601 Lexington Avenue, 54th floor, New York, New York 10022.

(2)

Consists of 6,761,934 shares of common stock held by Novartis Bioventures Ltd. and 2,021,237 shares of common stock held by Novartis Institutes for BioMedical Research, Inc. (referred to as “NIBR”) (collectively referred to as the “Novartis Entities”). Novartis Bioventures Ltd. is a Swiss corporation and an indirect wholly owned subsidiary of Novartis AG. NIBR is an indirect wholly owned subsidiary of, and controlled by, Novartis AG. As a result, Novartis Bioventures Ltd. and Novartis AG may be deemed to have shared voting and investment power over the securities held by Novartis Bioventures Ltd. and NIBR and Novartis AG may be deemed to have shared voting and investment power over the securities held by NIBR. The address for each of Novartis Bioventures Ltd. and Novartis AG is Lichtstrasse 35, CH-4056 Basel, Switzerland. The address for NIBR is 250 Massachusetts Avenue, Cambridge, MA 02139.

(3)

Consists of 6,229,181 shares of common stock held directly by OrbiMed Israel Partners Limited Partnership (referred to as “OIP LP”) and 2,018,752 shares of common stock held directly by OrbiMed Israel Partners II, L.P. (referred to as “OIP II”) (collectively referred to as the “OrbiMed Israel Entities”). OrbiMed Israel BioFund GP Limited Partnership (referred to as “BioFund GP LP”) is the general partner of OIP LP and OrbiMed Israel GP Ltd. (referred to as “Israel GP”) is the general partner of BioFund GP LP. As a result, Israel GP and BioFund GP LP may be deemed to have shared voting and investment power over all of the shares of capital stock held by OIP LP and both Israel GP and BioFund GP LP may be deemed to directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares held by OIP LP. OrbiMed Israel GP II, L.P. (referred to as “Israel GP II”) is the general partner of OIP II. OrbiMed Advisors Israel II Limited ( referred to as “Advisors Israel II”) is the general partner of Israel GP II. As a result, Advisors Israel II and Israel GP II may be deemed to have shared voting and investment power over the securities held by OIP II, and both Advisors Israel II and Israel GP II may be deemed to directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares held by OIP II. Advisors Israel II exercises this investment power through an investment committee comprised of Carl L. Gordon, Jonathan T. Silverstein, Nissim Darvish, Anat Naschitz, and Erez Chimovits, each of whom disclaims beneficial ownership of the shares held by OIP II, except to the extent of his or her proportionate pecuniary interest therein, if any. Mr. Chimovitz and Dr. Gordon are expected to serve as directors of the combined company. The address of Israel GP, BioFund GP LP, Israel GP II, and Advisors Israel II is 89 Medinat HaYehudim St., Build E, 11th Floor, Herzliya 46766 Israel.
(4)

Consists of 7,619,886 shares of common stock held by aMoon 2 Fund Limited Partnership (referred to as “aMoon”). aMoon 2 Fund G.P. Limited Partnership (referred to as “aMoon G.P.”) is the sole general partner of aMoon. aMoon General Partner Ltd. (referred to as “aMoon Ltd.”) is the sole general partner of aMoon G.P. Dr. Yair C. Schindel is the sole shareholder of aMoon Ltd. By virtue of such relationships, aMoon G.P., aMoon Ltd. and Dr. Schindel may be deemed to have shared voting and investment power with respect to the common stock held by aMoon. Each of aMoon G.P., aMoon Ltd. and Dr. Schindel disclaims beneficial ownership of the shares held by aMoon, except to the extent of its or his pecuniary interest therein, if any. Dr. Schindel is expected to serve as a director of the combined company. The address of aMoon G.P., aMoon Ltd. and aMoon is 34 Yerushalaim Rd, Beit Gamla, 6th Floor, Ra’anana, 4350110, Israel.

(5)

Consists of (i) 531,400 shares of common stock held directly by Mr. Schor; (ii) 599,363 shares held by an irrevocable family trust having an independent trustee; (iii) 25,000 shares held by a revocable family trust of which the reporting person is the trustee; (iv) 643,000 shares held by an additional irrevocable family trust having an independent trustee ; (v) 25,000 shares held by a revocable trust of which Mr. Schor’s spouse is the trustee; (vi) 275,000 shares held by a GRAT; and (vi) 258,000 shares of common stock issuable to Mr. Schor upon the exercise of options exercisable within 60 days after August 31, 2020.

(6)

Consists of (i) 70,933 shares of common stock held directly by Dr. Klickstein; and (ii) 88,667 shares of common stock issuable to Dr. Klickstein upon the exercise of options exercisable within 60 days after August 31, 2020.

(7)	Consists of 439,819 shares of common stock issuable to Dr. Abbot upon the exercise of options exercisable within 60 days after August 31, 2020
(8)	Consists of 239,966 shares of common stock issuable to Dr. Galimi upon the exercise of options exercisable within 60 days after August 31, 2020.
(9)	Consists of 120,219 shares of common stock issuable to Ms. Krehlik upon the exercise of options exercisable within 60 days after August 31, 2020.
(10)	Consists of 14,414 shares of common stock issuable to Dr. Chodakewitz upon the exercise of options exercisable within 60 days after August 31, 2020.
(11)

Consists of (i) 4,331,397 shares held in a GRAT of which Dr. Jakobovits’ spouse is the trustee and Dr. Jakobovits the sole annuitant and current beneficiary, (ii) 936,904 shares held in a GRAT of which Dr. Jakobovits’ spouse is the trustee and Dr. Jakobovits the sole annuitant and current beneficiary, (iii) 534,687 shares held in a trust of which Dr. Jakobovits’ spouse is the trustee and Dr. Jakobovits’ child is the beneficiary and (iv) 534,687 shares held in a trust of which Dr. Jakobovits’ spouse is the trustee and Dr. Jakobovits’ child is the beneficiary.

(12)

Consists of the shares beneficially owned by all executive officers and directors of the combined company and does not double count shares that are beneficially owned by more than one executive officer and/or director.

OTHER BUSINESS AT THE SPECIAL MEETING

resTORbio knows of no other matters that will be presented for consideration at the special meeting.

LEGAL MATTERS

Goodwin Procter LLP will pass on the validity of resTORbio common stock offered by this proxy statement/prospectus/information statement. Certain U.S. federal income tax consequences relating to the merger will be passed upon by Morrison & Foerster LLP.

EXPERTS

The consolidated financial statements of resTORbio, Inc. as of December 31, 2019 and 2018, and for each of the years in the three-year period ended December 31, 2019, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Adicet Bio, Inc. as of December 31, 2019 and 2018 and for the years then ended included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Adicet’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

resTORbio files annual, quarterly and special reports, proxy statements and other information with the SEC. resTORbio SEC filings are also available to the public from commercial document retrieval services and on the website maintained by the SEC at http://www.sec.gov. Reports, proxy statements and other information concerning resTORbio also may be inspected at the offices of the National Association of Securities Dealers, Inc., Listing Section, 1735 K Street, Washington, D.C. 20006.

As of the date of this proxy statement/prospectus/information statement, resTORbio has filed a registration statement on Form S-4 to register with the SEC resTORbio common stock that resTORbio will issue to Adicet’s stockholders in the merger. This proxy statement/prospectus/information statement is a part of that registration statement and constitutes a prospectus of resTORbio, as well as a proxy statement of resTORbio for its special meeting and an information statement for the purpose of Adicet for its written consent.

resTORbio has supplied all information contained in this proxy statement/prospectus/information statement relating to resTORbio, and Adicet has supplied all information contained in this proxy statement/prospectus/information statement relating to Adicet.

If you would like to request documents from resTORbio or Adicet, please send a request in writing or by telephone to either resTORbio or Adicet at the following addresses:

resTORbio, Inc. 500 Boylston Street, 13th Floor Boston, Massachusetts 02116 Telephone: (857) 315-5528 Attn: Chief Executive Officer	Adicet Bio, Inc. 200 Construction Drive Menlo Park, California 94025 Telephone: (650) 503-9095 Attn: Chief Executive Officer

If you have more questions about this proxy statement/prospectus/information statement, the merger or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus/information statement or the enclosed proxy card or voting instructions, please contact resTORbio’s proxy solicitor at:

The Proxy Advisory Group, LLC

18 East 41st Street, Suite 2000

New York, NY 10017-6219

(212) 616-2181

TRADEMARK NOTICE

resTORbio uses various trademarks and trade names in its business, including without limitation its corporate name and logo. This proxy statement/prospectus/information statement and the information incorporated herein by reference contain references to trademarks, service marks and trade names owned by resTORbio or other companies. Solely for convenience, trademarks, service marks and trade names referred to in this proxy statement/prospectus/information statement and the information incorporated herein, including logos, artwork, and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that resTORbio will not assert, to the fullest extent under applicable law, its rights or the rights of the applicable licensor to these trademarks, service marks and trade names. resTORbio does not intend its use or display of other companies’ trade names, service marks or trademarks to imply a relationship with, or endorsement or sponsorship of resTORbio by, any other companies. All trademarks, service marks and trade names included or incorporated by reference into this proxy statement/prospectus/information statement or any related free writing prospectus are the property of their respective owners.

OTHER MATTERS

Householding

Stockholders residing in the same household who hold their stock through a bank or broker may receive only one copy of the proxy materials in accordance with a notice sent earlier by their bank or broker unless their bank or broker has received contrary instructions from one or more of the stockholders. This practice will continue unless instructions to the contrary are received by your bank or broker from one or more of the stockholders within the household. resTORbio will promptly deliver a separate copy of the proxy materials to such stockholders if you make a written or oral request to resTORbio’s corporate secretary at 500 Boylston Street, 13th Floor, Boston, Massachusetts 02116, Attention: Corporate Secretary, telephone: 857-315-5528.

If you hold your shares in “street name” and reside in a household that received only one copy of the proxy materials, you can request to receive a separate copy in the future by following the instructions sent by your bank or broker. If your household is receiving multiple copies of the proxy materials, you may request that only a single set of materials be sent by following the instructions sent by your bank or broker.

Stockholder Proposals

A stockholder who would like to have a proposal considered for inclusion in resTORbio’s 2021 proxy statement must submit the proposal in accordance with the procedures outlined in Rule 14a-8 of the Exchange Act so that it is received by resTORbio no later than November 27, 2020. However, if the date of the 2021 Annual Meeting of Stockholders is changed by more than 30 days from the date of the previous year’s meeting, then the deadline is a reasonable time before resTORbio begins to print and send the proxy statement for its 2021 Annual Meeting of Stockholders. SEC rules set standards for eligibility and specify the types of stockholder proposals that may be excluded from a proxy statement. As specified in the resTORbio bylaws, director nominations and the proposal of business to be considered by stockholders may be made only pursuant to a notice of meeting, brought specifically by or at the direction of the resTORbio Board or by a stockholder of record at the time of giving the stockholder’s notice who is entitled to vote at the meeting and who has complied with the notice procedures that are provided in the resTORbio bylaws. Stockholder proposals should be addressed to resTORbio, Inc., 500 Boylston Street, 13th Floor, Boston, Massachusetts 02116, Attention: Corporate Secretary.

Communication with resTORbio’s Board of Directors

Any interested party with concerns about resTORbio may report such concerns to the resTORbio Board or the chairman of the resTORbio Board and nominating and corporate governance committee, by submitting a written communication to the attention of such director at the following address: c/o resTORbio, Inc., 500 Boylston Street, 13th Floor, Boston, Massachusetts 02116. You may submit your concern anonymously or confidentially by postal mail. You may also indicate whether you are a stockholder, customer, supplier, or other interested party.

A copy of any such written communication may also be forwarded to resTORbio’s legal counsel and a copy of such communication may be retained for a reasonable period of time. The director may discuss the matter with resTORbio’s legal counsel, with independent advisors, with non-management directors, or with resTORbio’s management, or may take other action or no action as the director determines in good faith, using reasonable judgment, and applying his or her own discretion.

Communications may be forwarded to other directors if they relate to important substantive matters and include suggestions or comments that may be important for other directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances, and matters as to which resTORbio tends to receive repetitive or duplicative communications.

The audit committee oversees the procedures for the receipt, retention, and treatment of complaints received by resTORbio regarding accounting, internal accounting controls, or audit matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting, internal accounting controls or auditing matters. resTORbio has also established a toll-free telephone number for the reporting of such activity, which is 1-866-207-4643.

RESTORBIO, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited Financial Statements

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2019 and 2018	F-3
Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2019, 2018, and 2017	F-4
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the years ended December 31, 2017, 2018, and 2019	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018, and 2017	F-6
Notes to Consolidated Financial Statements	F-7

Unaudited Interim Financial Statements

Condensed Consolidated Balance Sheets as of June 30, 2020 and December 31, 2019	F-29
Condensed Consolidated Statements of Operations and Comprehensive Loss for the three and six months ended June 30, 2020 and 2019	F-30
Condensed Consolidated Statements of Stockholders’ Equity for the three and six months ended June 30, 2020 and 2019	F-31
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2020 and 2019	F-32
Notes to Unaudited Condensed Consolidated Financial Statements	F-33

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

resTORbio, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of resTORbio, Inc. and subsidiary (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended, December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2017.

Boston, Massachusetts

March 12, 2020

resTORbio, Inc.

Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$33,774	$7,042
Marketable securities	57,699	100,986
Prepaid expenses	1,707	1,491
Other current assets	73	15

Total current assets	93,253	109,534
Restricted cash	245	84
Property and equipment, net	414	321

Total assets	$93,912	$109,939

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$6,716	$2,989
Accrued liabilities	5,483	2,727

Total current liabilities	12,199	5,716
Other liabilities	15	19

Total liabilities	12,214	5,735

Commitments and contingencies (see Note 12)
Stockholders’ equity:
Preferred stock, $0.0001 par value, 10,000,000 shares authorized as of December 31, 2019 and 2018; none issued and outstanding as of December 31, 2019 and 2018	—	—
Common stock, $0.0001 par value, 150,000,000 shares authorized as of December 31, 2019 and 2018; 36,444,732 and 28,055,344 shares issued and outstanding as of December 31, 2019 and 2018, respectively; 36,444,732 and 28,054,344 shares vested as of December 31, 2019 and 2018, respectively	4	3
Additional paid-in capital	235,777	175,635
Accumulated deficit	(154,132)	(71,393)
Other comprehensive income (loss)	49	(41)

Total stockholders’ equity	81,698	104,204

Total liabilities and stockholders’ equity	$93,912	$109,939

See accompanying notes to these consolidated financial statements.

resTORbio, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share data)

	Year Ended December 31,
	2019	2018	2017
Operating expenses:
Research and development	$73,634	$31,065	$16,839
General and administrative	11,823	8,640	2,043

Total operating expenses	85,457	39,705	18,882

Loss from operations	(85,457)	(39,705)	(18,882)
Interest income	2,817	2,124	—
Other expense, net	(63)	(7)	(14,896)

Loss before income taxes	(82,703)	(37,588)	(33,778)
Income tax expense	36	26	—

Net loss	$(82,739)	$(37,614)	$(33,778)

Net loss per share, basic and diluted	$(2.41)	$(1.42)	$(8.42)

Weighted-average common shares used in computing net loss per share, basic and diluted	34,306,374	26,439,216	4,009,513

Other comprehensive loss:
Net unrealized gains (losses) on marketable securities	$90	$(41)	$—

Total other comprehensive income (loss)	90	(41)	—

Comprehensive loss	$(82,649)	$(37,655)	$(33,778)

See accompanying notes to these consolidated financial statements.

resTORbio, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(In thousands, except share data)

	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Common Stock		Additional Paid In Capital	Accumulated Deficit	Comprehensive Income (Loss)	Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2016	—	$—	—	$—	2,082,860	$1	$—	$(1)	$—	$—
Issuance of common shares to PureTech	—	—	—	—	1,886,363	—	—	—	—	—
Issuance of Series A redeemable convertible preferred stock, net of tranche liability	15,527,951	41,674	—	—	—	—	1,379	—	—	1,379
Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $54	—	—	4,792,716	39,946	—	—	—	—	—	—
Vesting of restricted stock	—	—	—	—	593,417	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	470	—	—	470
Net loss	—	—	—	—	—	—	—	(33,778)	—	(33,778)

Balance at December 31, 2017	15,527,951	$41,674	4,792,716	$39,946	4,562,640	$1	$1,849	$(33,779)	$—	$(31,929)

Conversion of convertible preferred stock into common stock upon the closing of initial public offering	(15,527,951)	(41,674)	(4,792,716)	(39,946)	15,870,559	1	81,619	—	—	81,620
Issuance of common stock upon closing of initial public offering, net of issuance costs of $8,379	—	—	—	—	6,516,667	1	89,369	—	—	89,370
Vesting of restricted stock	—	—	—	—	1,097,449	—	865	—	—	865
Exercise of stock options	—	—	—	—	7,029	—	5	—	—	5
Stock-based compensation expense	—	—	—	—	—	—	1,928	—	—	1,928
Net loss	—	—	—	—	—	—	—	(37,614)	—	(37,614)
Net unrealized losses on marketable securities	—	—	—	—	—	—	—	—	(41)	(41)

Balance at December 31, 2018	—	$—	—	$—	28,054,344	$3	$175,635	$(71,393)	$(41)	$104,204

Issuance of common stock upon closing of public offering, net of issuance costs of $3,683	—	—	—	—	7,687,934	1	49,746	—	—	49,747
Issuance of common stock pursuant to the at-the-market offering, net of issuance costs of $285	—	—	—	—	687,800	—	6,716	—	—	6,716
Vesting of restricted stock	—	—	—	—	1,000	—	1	—	—	1
Vesting of restricted stock units, net of shares withheld for taxes					6,625	—	(20)	—	—	(20)
Exercise of stock options	—	—	—	—	7,029	—	6	—	—	6
Stock-based compensation expense	—	—	—	—	—	—	3,693	—	—	3,693
Net loss	—	—	—	—	—	—	—	(82,739)	—	(82,739)
Net unrealized gains on marketable securities	—	—	—	—	—	—	—	—	90	90

Balance at December 31, 2019	—	$—	—	$—	36,444,732	$4	$235,777	$(154,132)	$49	$81,698

See accompanying notes to these consolidated financial statements.

resTORbio, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2019	2018	2017
Operating activities:
Net loss	$(82,739)	$(37,614)	$(33,778)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion on marketable securities	(1,020)	(673)	—
Depreciation and amortization expense	125	80	5
Loss on disposal of property and equipment	53	—	—
Stock-based compensation expense	3,694	2,793	470
Change in fair value of tranche liability	—	—	14,896
Expense related to acquisition of intellectual property	—	—	3,157
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(274)	(630)	(876)
Accounts payable	3,727	1,597	1,392
Accrued liabilities	2,756	(1,022)	3,749
Other liabilities	(4)	19	—

Net cash used in operating activities	(73,682)	(35,450)	(10,985)

Investing activities:
Purchases of property and equipment	(271)	(362)	(44)
Maturities of marketable securities	141,500	7,500	—
Purchase of marketable securities	(97,103)	(107,854)	—

Net cash provided by (used in) investing activities	44,126	(100,716)	(44)

Financing activities:
Proceeds from issuance of Series A redeemable convertible preferred stock	—	—	25,000
Proceeds from issuance of Series B redeemable convertible preferred stock, net	—	—	39,946
Proceeds from public offering, net of issuance costs	49,747	90,908	—
Proceeds from at-the-market offering, net of issuance costs	6,716	—	—
Deferred offering costs	—	(970)	(568)
Taxes paid related to net share settlement of restricted stock units	(20)	—	—
Proceeds from exercise of stock options	6	5	—

Net cash provided by financing activities	56,449	89,943	64,378

Net increase (decrease) in cash, cash equivalents and restricted cash	26,893	(46,223)	53,349
Cash, cash equivalents and restricted cash at beginning of period	7,126	53,349	—

Cash, cash equivalents and restricted cash at end of period	$34,019	$7,126	$53,349

Supplemental disclosure of non-cash investing and financing activities:
Cash paid for income taxes	$62	$—	$—
Conversion of redeemable convertible preferred stock into common stock	$—	$81,620	$—

See accompanying notes to these consolidated financial statements.

resTORbio, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

resTORbio, Inc. (collectively referred to with its wholly owned, controlled subsidiary, resTORbio Securities Corp. as “resTORbio” or the “the Company”) was incorporated in the State of Delaware on July 5, 2016. The Company is a clinical-stage biopharmaceutical company developing innovative medicines that target the biology of aging to prevent or treat aging-related diseases with the potential to extend healthy lifespan. The Company’s principal operations are located in Boston, Massachusetts.

In November 2019, the Company announced that top line data from the PROTECTOR 1 Phase 3 study, evaluating the safety and efficacy of RTB101 in preventing clinically symptomatic respiratory illness in adults age 65 and older, did not meet its primary endpoint and the Company has stopped the development of RTB101 for clinically symptomatic respiratory illness. In addition, in February 2020, the Company retained JMP Securities LLC as a financial advisor to assist it in its evaluation of a broad range of strategic alternatives to enhance stockholder value, including additional capital raising transactions, an acquisition, merger, business combination, licensing and/or other strategic transaction involving the Company. There is no assurance that the review of strategic alternatives will result in the Company changing its business plan, pursuing any particular transaction, or, if it pursues any such transaction, that it will be completed.

Since inception, the Company has been primarily involved in research and development activities. The Company devotes substantially all of its efforts to product research and development, initial market development and raising capital. The Company has not generated any product revenue related to its primary business purpose to date and is subject to a number of risks similar to those of other early stage companies, including dependence on key individuals, competition from other companies, the need for development of commercially viable products and the need to obtain adequate additional financing to fund the development of its product candidates. The Company is also subject to a number of risks similar to other companies in the life sciences industry, including regulatory approval of products, uncertainty of market acceptance of products, competition from substitute products and larger companies, the need to obtain additional financing, compliance with government regulations, protection of proprietary technology, dependence on third parties, product liability and dependence on key individuals.

Public Offering

On March 22, 2019, the Company completed an underwritten public offering, whereby the Company sold 7,200,000 shares of its common stock at a price of $6.95 per share. The aggregate net proceeds received by the Company from the offering were approximately $46.6 million, after deducting underwriting discounts and commissions and other offering expenses payable by the Company of $3.5 million. In addition, the Company granted the underwriters a 30-day option to purchase up to an additional 1,080,000 shares of common stock at the public offering price, less underwriting discounts and commissions. On April 10, 2019, the Company sold an additional 487,934 shares of its common stock at a price of $6.95 per share. The aggregate net proceeds received by the Company were approximately $3.2 million, after deducting underwriting discounts and commissions and other offering expenses payable by the Company of $0.2 million. The remainder of the option expired unexercised.

At-the-Market Offering

On February 1, 2019, the Company filed a Registration Statement on Form S-3 (the “Shelf”) with the Securities and Exchange Commission (the “SEC”) in relation to the registration of common stock, preferred stock, warrants and/or units of any combination thereof (collectively, the “Securities”). The Company also simultaneously entered into a Controlled Equity Offering Sales Agreement (the “Sales Agreement”) with SVB

Leerink LLC and Cantor Fitzgerald & Co. (collectively, the “Sales Agents”), to provide for the offering, issuance and sale by the Company of up to an aggregate of $50.0 million of its common stock from time to time in “at-the-market” offerings under the Shelf and subject to the limitations thereof. The Company will pay to the Sales Agents cash commissions of 3.0 percent of the gross proceeds of sales of common stock under the Sales Agreement. Beginning in June 2019 through September 19, 2019, based on settlement date, the Company sold approximately 688,000 shares of common stock at a weighted-average selling price of $10.18 per share in accordance with the Sales Agreement for aggregate net proceeds of $6.7 million, after payment of cash commissions of 3.0 percent of the gross proceeds to the Sales Agent and incurred issuance costs of approximately $75,000 related to legal, accounting, and other fees in connection with the sale. As of December 31, 2019, $43.0 million remained available for sale under the Sales Agreement.

Liquidity

In the course of its development activities, the Company has sustained operating losses and expects such losses to continue over the next several years. The Company’s ultimate success depends on the outcome of its research and development activities. The Company has incurred net losses from operations since inception and has an accumulated deficit of $154.1 million as of December 31, 2019. As of December 31, 2019, the Company had $91.5 million of cash, cash equivalents, and marketable securities, which the Company believes will be sufficient to fund the Company’s current operating plan through at least the next twelve months from the date of filing this proxy statement/prospectus/information statement.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The Company’s fiscal year end is December 31st. Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASUs”) of the Financial Accounting Standards Board (“FASB”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, as of the date of the consolidated financial statements, and the reported amounts of any expenses during the reporting period. On an ongoing basis, management evaluates its estimates, including those related to accrued liabilities stock-based compensation expense. Management bases its estimates on historical experience, and on various other market-specific relevant assumptions that management believes to be reasonable, under the circumstances. Actual results may differ from those estimates or assumptions.

The consolidated financial statements include the accounts of resTORbio, Inc. and its wholly owned subsidiary, resTORbio Securities Corp. All inter-company transactions and balances have been eliminated in consolidation.

Marketable securities

The Company classifies marketable securities with remaining maturities when purchased of greater than three months as available-for-sale. Marketable securities with a remaining maturity date greater than one year are classified as non-current. Available-for-sale securities are maintained by investment managers and consist of U.S. treasury securities and U.S. government agency securities. Available-for-sale securities are carried at fair value with the unrealized gains and losses included in other comprehensive income (loss) as a component of stockholders’ equity until realized. Any premium or discount arising at purchase is amortized and/or accreted to interest income and/or expensed over the life of the instrument.

If any adjustment to fair value reflects a decline in the value of the investment, the Company considers all available evidence to evaluate the extent to which the decline is “other-than-temporary” and, if so, marks the investment to market through a change to the Company’s statement of operations and comprehensive loss.

Restricted Cash

The Company maintains a letter of credit for the benefit of the landlord in connection with the Company’s office lease. As of December 31, 2019 and 2018, restricted cash (non-current) related to this letter of credit consisted of $245,000 and $84,000, respectively.

Fair Value Measurements

Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. Where available, fair value is based on observable market prices, or parameters derived from such prices. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment. The degree of management estimation and judgment is dependent on the price transparency for the instruments, or market, and the instruments’ complexity. The authoritative accounting guidance describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value, of which the first two are considered observable and the last is considered unobservable. These levels of inputs are as follows:

Level 1—Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3—Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The following table summarizes assets measured at fair value on a recurring basis at December 31, 2019 (in thousands):

Description	December 31, 2019	Active Markets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Money market funds (included in cash and cash equivalents)	$33,774	$33,774	$—	$—
U.S. treasury securities (included in marketable securities)	57,699	57,699	—	—

Total	$91,473	$91,473	$—	$—

The following table summarizes assets measured at fair value on a recurring basis at December 31, 2018 (in thousands):

Description	December 31, 2018	Active Markets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Money market funds (included in cash and cash equivalents)	$6,804	$6,804	$—	$—
U.S. treasury securities (included in cash and cash equivalents)	238	238	—	—
U.S. treasury securities (included in marketable securities)	100,986	100,986	—	—

Total	$108,028	$108,028	$—	$—

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

An entity may elect to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in net loss. The Company did not elect to measure any additional financial instruments or other items at fair value.

There have been no changes to the valuation methods utilized by the Company during the years ended December 31, 2019 and 2018. The Company evaluates transfers between levels at the end of each reporting period. There were no transfers of financial instruments between levels during the years ended December 31, 2019 and 2018.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and marketable securities. The Company’s cash, cash equivalents and marketable securities are held by financial institutions in the United States. Amounts on deposit may at times exceed federally insured limits. Management believes that the financial institution is financially sound, and accordingly, minimal credit risk exists with respect to the financial institution.

Concentration of Manufacturing Risk

As of December 31, 2019, the Company had manufacturing arrangements with vendors for the supply of materials for use in preclinical and clinical studies. If the Company were to experience any disruptions in either party’s ability or willingness to continue to provide manufacturing services, the Company may experience significant delays in its product development timelines and may incur substantial costs to secure alternative sources of manufacturing.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets. Depreciation begins at the time the asset is placed in service. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed to operations as incurred. Upon sale or retirement of assets, the cost and related accumulated depreciation are removed from the consolidated balance sheets and the resulting gain or loss is reflected in the consolidated statements of operations and comprehensive loss.

The estimated useful lives of property and equipment are as follows:

Useful Life (in years)
Leasehold improvements	Lesser of useful life or remaining lease term
Machinery and equipment	2-8 years
Furniture and fixtures	3-5 years
Computers	1-5 years
Office equipment	3-5 years
Software	3-5 years

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate over its remaining life. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. The Company has recorded no impairment during any of the periods presented.

Accrued Research and Development Costs

The Company accrues for estimated costs of research and development activities conducted by third-party service providers, which include the conduct of preclinical studies and clinical trials, and contract manufacturing activities. The Company records the estimated costs of research and development activities based upon the estimated amount of services provided and includes these costs in accrued liabilities in the consolidated balance sheets and within research and development expenses in the consolidated statements of operations and comprehensive loss. These costs are a significant component of the Company’s research and development expenses. The Company accrues for these costs based on factors such as estimates of the work completed and in accordance with agreements established with its third-party service providers. The Company estimates the amount of work completed by its third-party service providers through discussions with internal personnel and external service providers as to the progress or stage of completion of the services and the agreed-upon fee to be paid for such services. The majority of the Company’s service providers invoice in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments. The Company makes significant judgments and estimates in determining the accrued balance in each reporting period based on the facts and circumstances known at that time. As actual costs become known, the Company adjusts its accrued estimates. Although the Company does not expect its estimates to be materially different from amounts actually incurred, its understanding of the status and timing of services performed, the number of patients enrolled, and the rate of patient enrollment may vary from its estimates and could result in it reporting amounts that are too high or too low in any particular period. The Company’s accrued expenses are dependent, in part, upon the receipt of timely and accurate reporting from clinical research organizations, or CROs, clinical manufacturing organizations, or CMOs, and other third-party service providers. To date, there have been no material differences between estimated costs of research and development activities accrued by the Company each reporting period and amounts actually incurred.

Research and Development Costs

Research and development costs are expensed as incurred and consist of personnel costs, lab supplies and other costs, as well as fees paid to third parties to conduct research and development activities on the Company’s behalf. Amounts incurred in connection with license agreements are also included in research and development expenses. The Company records payments made to outside vendors for services performed or goods being delivered for use in research and development activities as either prepaid expenses or accrued expenses, depending on the timing of when services are performed or goods are delivered.

Equity-Based Compensation Expense

The Company recognizes equity-based compensation expense for awards of equity instruments to employees and non-employees based on the grant date fair value of those awards in accordance with FASB ASC Topic 718, Stock Compensation (“ASC 718”). ASC 718 requires all equity-based compensation awards to employees and non-employee directors, including grants of restricted stock, restricted stock units, and stock options, to be recognized as expense in the consolidated statements of operations and comprehensive loss based on their grant date fair values. The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The Company uses the value of its common stock to determine the fair value of restricted stock and restricted stock units.

The Company accounts for restricted stock and common stock options issued to non-employees under FASB ASC Topic 505-50, Equity- Based Payments to Non-Employees (“ASC 505-50”). As such, the value of such awards is periodically remeasured and income or expense is recognized over their vesting terms. Compensation cost related to awards with service-based vesting schedules is recognized using the straight-line method. The Company determines the fair value of the restricted stock and common stock granted to non-employees as either the fair value of the consideration received or the fair value of the equity instruments issued.

The Black-Scholes option pricing model requires the input of certain subjective assumptions, including (i) the expected share price volatility, (ii) the expected term of the award, (iii) the risk-free interest rate and (iv) the expected dividend yield. Due to the lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The historical volatility is calculated based on a period of time commensurate with the expected term assumption. The group of representative companies have characteristics similar to the Company, including stage of product development and focus on the life science industry. The Company uses the simplified method, which is the average of the final vesting tranche date and the contractual term, to calculate the expected term for options granted to employees as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. For options granted to non-employees, the Company utilizes the contractual term of the arrangement as the basis for the expected term assumption. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company uses an assumed dividend yield of zero as the Company has never paid dividends and has no current plans to pay any dividends on its common stock.

The Company expenses the fair value of its equity-based compensation awards granted to employees on a straight-line basis over the associated service period, which is generally the period in which the related services are received. The Company measures equity-based compensation awards granted to non-employees at fair value as the awards vest and recognizes the resulting value as compensation expense at each financial reporting period. The Company accounts for award forfeitures as they occur.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes in accordance with FASB ASC Topic 740, Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company must then assess the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion, or all of a deferred tax asset will not be realized. Due to the Company’s lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance.

The Company recognizes benefits of uncertain tax positions if it is more likely than not that such positions will be sustained upon examination based solely on their technical merits, as the largest amount of benefit that is more likely than not to be realized upon the ultimate settlement. The Company’s policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense or benefit. To date, the Company has no uncertain tax positions and there have been no interest charges or penalties related to unrecognized tax benefits.

Net Loss per Share

Basic net loss per share is calculated by dividing the net loss by the weighted average number of shares of common stock outstanding during the period without consideration of common stock equivalents. Diluted net loss per common share is the same as basic net loss per common share for all periods presented, since the effects of potentially dilutive securities are antidilutive.

Recently Adopted Accounting Pronouncements

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”). ASU 2017-09 provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The guidance is effective for annual periods beginning after December 15, 2017, with early adoption permitted, including adoption in any interim period for which financial statements have not yet been issued. The Company adopted the provisions of ASU 2017-09 on January 1, 2018. No modifications of share-based payment awards have occurred as of December 31, 2019.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (“ASU 2016-18”), which requires that amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for fiscal years beginning after December 15, 2018 and interim periods in fiscal years beginning after December 15, 2019, with early adoption permitted. The Company adopted ASU 2016-18 on December 31, 2019. Upon adoption of ASU 2016-18, the Company applied the retrospective transition method for each period presented and included $0 and $84,000 of restricted cash in the beginning-of-period and end-of-period cash, cash equivalents and restricted cash balance, respectively, in the consolidated statement of cash flows for the year ended December 31, 2018.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”), which requires a lessee to recognize a right-of-use asset and a lease liability for operating leases, initially measured at the present value of the future lease payments, in the balance sheet. ASU 2016-02 also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. This new guidance is effective for fiscal years beginning after December 15, 2020. Early adoption is permitted. The adoption of this standard is expected to have an impact on the amount of the Company’s assets and liabilities presented. The Company expects to utilize the new transition method described in ASU No. 2018-11 and use the effective date as the Company’s date of initial application for the new standard. The Company expects to elect the available package of practical expedients in transition which would allow it to not re-assess whether existing or expired arrangements contain a lease, the lease classification of existing or expired leases, or whether previous initial direct costs would qualify for capitalization under the new lease standard. As of December 31, 2019, the Company has not elected to early adopt the guidance and is currently evaluating the impact that the adoption of ASU 2016-02 will have on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This ASU requires that credit losses be reported using an expected losses model rather than the incurred losses model that is currently used, and establishes additional disclosures related to credit risks. For available-for-sale debt securities with unrealized losses, this standard now requires allowances to be recorded instead of reducing the amortized cost of the investment. ASU 2016-13 limits the amount of credit losses to be recognized for available-for-sale debt securities to the amount by which carrying value exceeds fair value and requires the reversal of previously recognized credit losses if fair value increases. ASU 2016-13 will be effective for fiscal years beginning after December 15, 2020 with early adoption permitted, and requires adoption using a modified retrospective approach, with certain exceptions. Based on the composition of the Company’s investment portfolio as of December 31, 2019, current market conditions and historical credit loss activity, the adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, Accounting for Certain Financial Instruments with Down Round Features (“ASU 2017-11”), which updates the guidance related to the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. Under ASU 2017-11, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. As a result, a freestanding equity-linked financial instrument (or embedded conversion option) no longer would be accounted for as a derivative liability at fair value as a result of the existence of a down round feature. For freestanding equity classified financial instruments, the amendments require entities that present earnings per share (“EPS”) in accordance with Topic 260 to recognize the effect of the down round feature when it is triggered. That effect is treated as a dividend and as a reduction of income available to common shareholders in basic EPS. ASU 2017-11 is effective for public entities for all annual and interim periods beginning after December 15, 2019. Early adoption is permitted. The Company does not expect the impact of ASU 2017-11 to be material to its consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), which intends to simplify aspects of share-based compensation issued to non-employees by making the guidance consistent with the accounting for employee share-based compensation. For public entities, ASU 2018-07 is required to be adopted for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. For non-public entities and emerging growth companies that choose to take advantage of the extended transition period, ASU 2018-07 is effective for annual periods beginning after December 15, 2019. Early adoption is permitted for all entities but no earlier than the Company’s adoption of ASC 606. The Company does not expect the impact of ASU 2018-07 to be material to its consolidated financial statements.

3. Marketable Securities

As of December 31, 2019, the fair value of marketable securities by type of security was as follows (in thousands):

Description	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. government agency treasuries and securities	$57,650	$49	$—	$57,699

Total	$57,650	$49	$—	$57,699

As of December 31, 2018, the fair value of marketable securities by type of security was as following (in thousands):

Description	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. government agency treasuries and securities	$101,027	$4	$(45)	$100,986

Total	$101,027	$4	$(45)	$100,986

The estimated fair value and amortized cost of the Company’s available-for-sale securities by contractual maturity are summarized as follows:

	December 31, 2019
	Amortized Cost	Fair Value
	(In thousands)
Due in one year or less	$57,650	$57,699

Total	$57,650	$57,699

	December 31, 2018
	Amortized Cost	Fair Value
	(In thousands)
Due in one year or less	$101,027	$100,986

Total	$101,027	$100,986

4. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2019	2018
	(In thousands)
Leasehold improvements	$17	$65
Machinery and equipment	—	38
Furniture and fixtures	397	194
Computers	125	76
Office equipment	11	11
Software	22	22

Total property and equipment	572	406
Less: accumulated depreciation	(158)	(85)

Property and equipment, net	$414	$321

Depreciation expense was $0.1 million, $80,000, and $5,000 for the years ended December 31, 2019, 2018, and 2017, respectively.

5. Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31,
	2019	2018
	(In thousands)
Accrued payroll and related expenses	$1,643	$1,189
Accrued restructuring cost (see Note 15)	516	—
Accrued research and development expenses	3,171	1,028
Other	153	510

Total accrued liabilities	$5,483	$2,727

6. License Agreements

Novartis License Agreement

On March 23, 2017, the Company entered into an exclusive license agreement with Novartis International Pharmaceutical Ltd. (“Novartis”). Under the agreement, Novartis granted the Company an exclusive, field-restricted, worldwide license, to certain intellectual property rights owned or controlled by Novartis, to develop, commercialize and sell one or more therapeutic products comprising RTB101 or RTB101 in combination with everolimus in a fixed dose combination. The exclusive field under the license agreement is for the treatment, prevention and diagnosis of disease and other conditions in all indications in humans and animals.

As consideration for the licensed rights, the Company issued Novartis Institutes for Biomedical Research (“NIBR”) 2,587,992 shares of the Company’s Series A Preferred Stock. The fair value of the Novartis license was $3.2 million based on the fair value of the Series A Preferred Stock which was determined to be $1.22 per share based on an independent third-party valuation and is recorded as research and development expenses in the consolidated statements of operations and comprehensive loss.

The agreement may be terminated by either party upon a material breach by the other party that is not cured within 60 days after written notice. The Company may terminate the agreement in its entirety or on a product-by-product or country-by-country basis with or without cause with 60 days’ prior written notice.

Novartis may terminate the portion of the agreement related to everolimus if the Company fails to use commercially reasonable efforts to research, develop and commercialize a product utilizing everolimus for a period of three years. Novartis may terminate the license agreement upon the Company’s bankruptcy, insolvency, dissolution or winding up.

As additional consideration for the license, the Company is required to pay up to an aggregate of $4.3 million upon the satisfaction of clinical milestones, up to an aggregate of $24 million upon the satisfaction of regulatory milestones for the first indication approved, and up to an aggregate of $18 million upon the satisfaction of regulatory milestones for the second indication approved. In addition, the Company is required to pay up to an aggregate of $125 million upon the satisfaction of commercial milestones, based on the amount of annual net sales. The Company is also required to pay tiered royalties ranging from a mid single-digit percentage to a low teen-digit percentage on annual net sales of products. These royalty obligations last on a product-by-product and country-by-country basis until the latest of (i) the expiration of the last valid claim of a Novartis patent covering a subject product, (ii) the expiration of any regulatory exclusivity for the subject product in a country, or (iii) the 10th anniversary of the first commercial sale in the country, and are subject to a reduction after the expiration of the last valid claim of a Novartis patent or the introduction of a generic equivalent of a product in a country.

Milestone payments to Novartis are recorded as research and development expenses in the consolidated statements of operations and comprehensive loss once achievement of each associated milestone has occurred or the achievement is considered probable. In May 2017, the Company initiated a Phase 2b clinical trial for a first indication, triggering the first milestone payment under the agreement. Accordingly, the Company paid the related $0.3 million payment in May 2017. In May 2019, the Company initiated a Phase 3 clinical trial for the first indication, triggering another milestone payment of $2.5 million under the agreement. As of December 31, 2019, none of the remaining clinical milestones, regulatory milestones, sales milestones, or royalties had been reached or were probable of achievement.

7. Research Funding Agreement

Silverstein Foundation

On March 6, 2018, the Company and the Silverstein Foundation for Parkinson’s with GBA (the “Silverstein Foundation”) entered into a research funding agreement (the “Silverstein Funding Agreement”). One of the

Company’s directors is a co-founder and current trustee of the Silverstein Foundation. Under the terms of the Silverstein Funding Agreement, the Silverstein Foundation will partially fund the preclinical research, development work, and Phase 2 clinical trial expenses (the “Research”) to be conducted and borne by the Company in connection with the development of RTB101, alone or in combination with other products (the “Product”).

Upon execution of the Silverstein Funding Agreement, the Silverstein Foundation paid the Company an upfront sum of $0.5 million (the “Funding Amount”). The Company is entitled to use the Funding Amount solely to conduct the Research and is obligated to repay the Funding Amount in full to the Silverstein Foundation if it successfully conducts a positive Phase 3 clinical trial of the Product for PD. The Company is solely responsible for commencing and conducting the Research and will furnish periodic progress updates to the Silverstein Foundation throughout the term of the Silverstein Funding Agreement. After completing the Research, the Company must provide the Silverstein Foundation with a formal report describing the work performed and the results of the Research.

The Company recognizes proceeds received from the Silverstein Foundation as a reduction to research and development expenses, rather than as revenue, in the consolidated statements of operations and comprehensive loss because the corresponding Silverstein Funding Agreement does not contain specified performance obligations other than to conduct research on a particular program or in a particular field and there are no obligations to deliver specified products or technology.

For funds received under the Silverstein Funding Agreement, the Company recognizes a reduction in research and development expenses. During the year ended December 31, 2018, $0.5 million qualifying expenses have been incurred. Therefore, all amounts received have been recorded as a reduction of the research and development expense.

National Institute of Health

In May 2019, the Company was awarded a 5-year grant for up to $1.5 million from the National Institutes of Health (the “NIH”) to study RTB101 and the regulation of antiviral immunity in the elderly. The Company is entitled to use the award solely to conduct the research. The Company is solely responsible for commencing and conducting the research and will furnish periodic progress updates to the NIH throughout the term of the award. After completing the research, the Company must provide the NIH with a formal report describing the work performed and the results of the research.

For funds received under the NIH funding agreement, the Company recognizes a reduction in research and development expenses in an amount equal to the qualifying expenses incurred in each period up to the amount funded by the NIH. Qualifying expenses incurred by the Company in advance of funding by the NIH are recorded in the consolidated balance sheets as other current assets. As of December 31, 2019, $0.1 million qualifying expenses have been incurred and $41,000 have been funded by the NIH. Therefore, $61,000 is included in other current assets on the accompanying balance sheet as of December 31, 2019.

8. Preferred Stock

As of December 31, 2019 and 2018, the Company had 10,000,000 shares of preferred stock authorized and none was issued and outstanding.

9. Common Stock

General

As of December 31, 2019, the Company had 150,000,000 shares of common stock authorized, of which 36,444,732 shares were issued and outstanding. The common stock has the following characteristics:

Voting

The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of stockholders and written actions in lieu of meetings, provided, however, that except as otherwise required by law, holders of common stock as such shall not be entitled to vote on any amendment to the Company’s Certificate of Incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Company’s Certificate of Incorporation or pursuant to Delaware General Corporation Law. There shall be no cumulative voting.

Dividends

The holders of shares of common stock are entitled to receive dividends, if and when declared by the Board of Directors. Cash dividends may not be declared or paid to the holders of common stock until paid on the preferred stock. As of December 31, 2019, no dividends have been declared or paid since the Company’s inception.

Liquidation

After payment to the holders of shares of preferred stock of their liquidation preference, the holders of the common stock are entitled to share ratably in the Company’s assets available for distribution to stockholders, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or upon the occurrence of a deemed liquidation event.

Reserve for future issuance

As of December 31, 2019 and 2018, the Company has reserved the following number of shares of common stock for future issuance upon the exercise of options, vesting of restricted stock units or grant of equity awards:

	As of December 31,
	2019	2018
Options issued and outstanding	2,562,800	1,122,677
Unvested restricted stock units	828,935	24,960
Options available for future grants	212,308	1,350,582
Shares available for issuance under the 2018 ESPP	555,583	275,030

Total	4,159,626	2,773,249

10. Stock-based Compensation

In 2017, the Company adopted the 2017 Stock Incentive Plan (the “2017 Plan”). Under the 2017 Plan, shares of the Company’s common stock have been reserved for the issuance of stock options, restricted stock awards and restricted stock units to employees, directors, and consultants under terms and provisions established by the Board of Directors. A total of 537,914 shares were reserved for issuance under the 2017 Plan. Under the terms of the 2017 Plan, options may be granted at an exercise price not less than fair market value. The terms of options granted under the 2017 Plan may not exceed ten years. The Board shall determine the terms and conditions of a restricted stock Award, including the conditions for vesting and repurchase (or forfeiture) and the issue price, if any. On October 11, 2017, the Company increased the number of shares of common stock available for issuance under the 2017 Plan from 537,914 shares to 630,662 shares. On November 29, 2017, the Company increased the number of shares of common stock available for issuance under the 2017 Plan from 630,662 shares to 1,866,009 shares.

In connection with the Company’s IPO, the Board adopted, and the Company’s stockholders approved the 2018 Stock Option and Incentive Plan (“2018 Plan”), which became effective on the date immediately preceding the date on which the Company’s registration statement became effective. The 2018 Plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock units, stock appreciation rights, and other stock-based awards. The Company’s employees, officers, directors, consultants and advisors are eligible to receive awards under the 2018 Plan. The number of shares of common stock that were initially reserved for issuance under the 2018 Plan was 2,200,260 shares. The 2018 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2019, by 4% of the outstanding number of shares of the Company’s common stock on the immediately preceding December 31 or such lesser number of shares as determined by the Board. On January 1, 2019, as a result of the foregoing evergreen provision, the number of common stock available for issuance under the 2018 Plan automatically increased from 2,200,260 to 3,322,473 shares.

Since the date of effectiveness of the 2018 Plan, the Company has not and will not grant any further awards under the 2017 Plan. However, any shares of common stock subject to awards under the 2017 Plan that expire, terminate, or otherwise are surrendered, canceled, forfeited or repurchased without having been fully exercised or resulting in any common stock being issued will become available for issuance under the 2018 Plan. As of December 31, 2019, no such shares became available for issuance under the 2018 Plan.

Stock-based Compensation Expense

Total stock-based compensation expense is recognized for stock-based awards granted to employees and non-employees and has been reported in the Company’s consolidated statements of operations and comprehensive loss as follows:

	Year Ended December 31,
	2019	2018	2017
	(In thousands)
Research and development	$1,542	$1,236	$246
General and administrative	2,152	1,557	224

Total stock-based compensation expense	$3,694	$2,793	$470

Stock Options

The following table summarizes stock option activity under the Plan:

	Shares Available for Grant	Number of Options Outstanding	Weighted- Average Exercise Price per Option ($)	Weighted- Average Remaining Contract Term (Years)	Aggregate Intrinsic Value ($)
	(In thousands)
Outstanding, December 31, 2018	1,350,582	1,122,677	11.63	9.22
Shares reserved for issuance	1,122,213
Options granted	(1,896,527)	1,896,527	6.28
Restricted stock units granted	(813,335)
Options exercised	—	(7,029)	0.79
Options forfeited	449,375	(449,375)	10.77

Outstanding, December 31, 2019	212,308	2,562,800	7.85	8.84	200

Exercisable, December 31, 2019		461,150	11.40	7.06	37
Vested and expected to vest, December 31, 2019		2,562,800	7.85	8.84	200

The aggregate intrinsic values of options outstanding, exercisable, vested and expected to vest were calculated as the difference between the exercise price of the options and the fair value of the Company’s common stock as of December 31, 2019. The aggregate intrinsic value of options exercised during the year ended December 31, 2019, was $67,000. The aggregate intrinsic values of options exercised during the year ended December 31, 2018 was $78,000.

During the year ended December 31, 2019, the Company granted options to employees and directors to purchase an aggregate of 1,886,687 common shares with a weighted-average grant date fair value of $4.83. During the year ended December 31, 2018, the Company granted options to employees to purchase an aggregate of 926,838 common shares with a weighted-average grant date fair value of $9.23. During the year ended December 31, 2019, the Company granted options to non-employees to purchase an aggregate of 9,840 common shares with a weighted-average grant date fair value of $7.61. During the year ended December 31, 2018, the Company granted options to non-employees to purchase an aggregate of 7,200 common shares with a weighted-average grant date fair value of $12.51.

As of December 31, 2019, the total unrecognized compensation expense related to unvested employee options was $9.4 million which the Company expects to recognize over an estimated weighted-average period of 2.80 years. As of December 31, 2019, the total unrecognized compensation expense related to unvested non-employee options was $26,000 which the Company expects to recognize over an estimated weighted-average period of 2.14 years.

The fair value of stock options for employees and non-employees was estimated using a Black-Scholes option pricing model with the following assumptions:

Year Ended December 31,
	2019	2018	2017
Employees:
Fair value of common stock	$1.27 - $10.66	$8.57 - $15.45	$0.79 - $9.33
Expected term (in years)	5.5 - 6.1	5.8 - 6.2	5.9 - 6.2
Expected volatility	92.0% - 104.9%	75.9% - 90.6%	74.4% - 74.5%
Risk-free interest rate	1.4% - 2.6%	2.4% - 3.1%	1.9% - 2.2%
Expected dividend yield	0.0%	0.0%	0.0%
Non-employees:
Fair value of common stock	$1.23 - $10.26	$8.62 - $15.45	$0.79 - $10.28
Expected term (in years)	7.4 - 10.0	8.4 - 10.0	9.4 - 10.0
Expected volatility	89.7% - 99.5%	78.0% - 91.2%	74.6% - 77.0%
Risk-free interest rate	1.7% - 2.8%	2.7% - 3.1%	2.3% - 2.4%
Expected dividend yield	0.0%	0.0%	0.0%

Restricted Stock

On April 17, 2018, the Company granted 2,000 shares of restricted stock to a consultant. The restrictions lapsed in four equal quarterly installments and was fully vested on the first anniversary of such grant. Compensation expenses of such unvested shares was remeasured at fair value until vested at each reporting date.

The summary of restricted stock activity and related information follows:

Number of Restricted Shares Outstanding
Unvested shares—December 31, 2018	1,000
Vested	(1,000)

Unvested shares—December 31, 2019	—

The Company recognized $4,000, $0.9 million and $0.4 million of stock-based compensation expense related to restricted shares during the years ended December 31, 2019, 2018 and 2017, respectively. As of December 31, 2019, there was no unrecognized stock-based compensation expense related to unvested restricted stock.

Restricted Stock Units

In May 2018, the Company granted 24,960 restricted stock units to an employee with a grant date fair value of $9.03 per share. In December 2019, the Company granted 813,335 restricted stock units to employees with a weighted-average grant date fair value of $1.27.

The summary of restricted stock unit activity and related information follows:

Number of Restricted Stock Units Outstanding
Unvested shares—December 31, 2018	24,960
Granted	813,335
Vested	(9,360)

Unvested shares—December 31, 2019	828,935

The Company recognized $74,000 and $35,000, of stock-based compensation expense related to restricted stock units during the years ended December 31, 2019 and 2018, respectively. As of December 31, 2019, there was $1.1 million of unrecognized stock-based compensation expense related to unvested restricted stock units which the Company expects to recognize over a remaining weighted-average period of 3.75 years.

2018 Employee Stock Purchase Plan

The Board adopted and the Company’s stockholders approved the 2018 Employee Stock Purchase Plan (“2018 ESPP”), which became effective on the date immediately preceding the date on which the Company’s registration statement became effective. The 2018 ESPP enables eligible employees to purchase shares of the Company’s Common Stock at a discount. The number of shares of common stock that were initially reserved for issuance under the 2018 ESPP was 275,030 shares. The 2018 ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2019 and increasing each January 1 thereafter through January 1, 2028, by the least of (i) 1% of the outstanding number of shares of the Company’s common stock on the immediately preceding December 31; (ii) 543,926 shares or (iii) such number of shares as determined by the ESPP administrator. On January 1, 2019, as a result of the foregoing evergreen provision, the number of common stock available for issuance under the 2018 ESPP automatically increased from 275,030 to 555,583 shares. No shares have been issued under the 2018 ESPP during the years ended December 31, 2019 and 2018.

11. Income Taxes

Provision for Income Taxes

For the years ended December 31, 2019, 2018, and 2017, the Company did not record a federal current or deferred income tax expense. For the years ended December 31, 2019 and 2018, the Company did record a state current tax expense. The Company’s consolidated loss before income taxes consists solely of a domestic loss.

A reconciliation of income tax expense computed at the statutory federal income tax rate to income taxes as reflected in the consolidated financial statements is as follows:

	Year Ended December 31,
	2019	2018	2017
	(In thousands)
Income tax benefit at federal statutory rate	$(17,368)	$(7,899)	$(11,484)
State taxes	(5,314)	(2,340)	(1,011)
Tax credits	(2,910)	(817)	(222)
Stock-based compensation	753	764	140
Federal tax rate change	—	—	2,202
Change in fair value of tranche rights	—	3	5,065
Other	25	241	—
Change in valuation allowance	24,850	10,074	5,310

Income tax expense	$36	$26	$—

Effective tax rate	0.0%	0.0%	0.0%

On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) was signed into United States law. The TCJA includes a number of changes to existing tax law, including, among other things, a permanent reduction in the federal corporate income tax rate from 34% to 21%, effective as of January 1, 2018, as well as limitation of the deduction for net operating losses to 80% of annual taxable income and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such net operating losses may be carried forward indefinitely). The tax rate change resulted in (i) a reduction in the gross amount of our deferred tax assets as of December 31, 2017, without an impact on the net amount of our deferred tax assets, which are recorded with a full valuation allowance, and (ii) no income tax expense or benefit being recognized as of the enactment date of the TCJA.

Deferred Tax Assets and Liabilities

Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred income taxes were as follows:

	As of December 31,
	2019	2018
	(In thousands)
Deferred tax assets:
Net operating losses	$34,938	$13,054
Capitalized license	771	835
Research credits	4,151	1,007
Accruals	401	514
Stock-based compensation	53	51
Net unrealized loss	—	11

Total gross deferred tax assets	40,314	15,472
Less valuation allowance	(40,221)	(15,395)

Total deferred tax assets	93	77

Deferred tax liabilities:
Net unrealized gain	13	—
Depreciation and amortization	80	77

Total gross deferred tax liability	93	77

Net deferred tax assets	$—	$—

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Due to the lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance. A valuation allowance of $40.2 million and $15.4 million has been recorded for the years ended December 31, 2019 and 2018, respectively.

Net Operating Loss and Tax Credit Carryforwards

As of December 31, 2019, the Company had net operating loss carryforwards for federal income tax purposes of approximately $127.0 million, of which $14.0 million will begin to expire in 2036 and $113.0 million can be carried forward indefinitely. As of December 31, 2019, the Company had total state net operating loss carryforwards of approximately $130.8 million which will begin to expire in 2036. Utilization of some of the federal and state net operating loss and credit carryforwards are subject to annual limitations due to the “change of ownership” provisions under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitations may result in the expiration of net operating losses and credits before utilization. The Company has not performed an ownership change analysis.

As of December 31, 2019 and 2018, the Company had federal research credits of $3.8 million and $0.9 million, respectively, which will begin to expire in 2037 and state research credits of $0.5 million and $0.2 million, respectively, which will begin to expire in 2032. These tax credits are subject to the same limitations discussed above. The Company has not yet conducted a study of its research and development credit carryforwards. This study may result in an increase or decrease to the Company’s credit carryforwards, however, until a study is completed and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company’s credits, and if an adjustment is required, this adjustment would be offset by an adjustment to the valuation allowance. As a result, there would be no impact to the statements of operations and comprehensive loss or statements of cash flows if an adjustment were required.

Unrecognized Tax Benefits

The Company has incurred net operating losses since inception and has no significant unrecognized tax benefits. If in the future the Company recognizes uncertain tax positions, the Company’s effective tax rate will be reduced. Currently, the Company has a full valuation allowance against its net deferred tax asset which would impact the timing of the effective tax rate benefit should any of these uncertain tax positions be favorably settled in the future. Any adjustments to uncertain tax positions would result in an adjustment of net operating loss or tax credit carry forwards rather than resulting in a cash outlay. As of December 31, 2019, the Company had no unrecognized tax benefits and no accrued interest or penalties related to uncertain tax positions.

Income tax returns are filed in the U.S. and Massachusetts. The Company is not currently under examination. Due to net operating losses and research credit carryovers, all of the tax years remain open to examination.

12. Commitments and Contingences

Litigation

The Company is not a party to any litigation and does not have contingency reserves established for any litigation liabilities as of December 31, 2019.

Lease

In April 2019, the Company amended its multi-year lease agreement to relocate its office space in Boston, Massachusetts under an operating lease agreement. The amended lease term is for a period of seven years from the date of relocation on August 1, 2019. The initial annual base rent of the relocation premises is $0.6 million per year, increasing 2% annually. In connection with the lease amendment, the Company issued a new cash-collateralized letter of credit for the benefit of the landlord in the amount of $0.2 million. Rent expense was $0.5 million, $0.3 million and $0 the years ended December 31, 2019, 2018, and 2017, respectively. Obligations to make future minimum lease payments as of December 31, 2019, are as follows:

Year ending December 31,	Minimum Lease Payments
(In thousands)
2020	$594
2021	606
2022	618
2023	630
2024	643
Years thereafter	1,043

Total	$4,134

Novartis License Agreement

The Company is required to pay up to an aggregate of $1.5 million upon the satisfaction of clinical milestones, up to an aggregate of $24 million upon the satisfaction of regulatory milestones for the first indication approved, and up to an aggregate of $18 million upon the satisfaction of regulatory milestones for the second indication approved. In addition, the Company is required to pay up to an aggregate of $125 million upon the satisfaction of commercial milestones, based on the amount of annual net sales. The Company is also required to pay tiered royalties ranging from a mid single-digit percentage to a low teen-digit percentage on annual net sales of products. These royalty obligations last on a product-by-product and country-by-country basis until the latest of (i) the expiration of the last valid claim of a Novartis patent covering a subject product, (ii) the expiration of any regulatory exclusivity for the subject product in a country, or (iii) the 10th anniversary of the first commercial sale in the country, and are subject to a reduction after the expiration of the last valid claim of a Novartis patent or the introduction of a generic equivalent of a product in a country.

Silverstein Foundation

The Company is obligated to repay the Funding Amount in full to the Silverstein Foundation if it successfully conducts a positive Phase 3 clinical trial of the Product for PD (see Note 7).

13. Net Loss per Share

As described in Note 2, the Company computes basic and diluted earnings (losses) per share using a methodology that gives effect to the impact of outstanding participating securities (the “two-class” method). Basic net loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding during the period and excludes any dilutive effects of share-based awards. Diluted net loss per share is computed giving effect to all potential dilutive common shares, including common stock issuable upon exercise of stock options, convertible preferred stock, unvested restricted stock, and unvested restricted stock units. For periods in which the Company has reported net losses, diluted net loss per common share is the same as basic net loss per common share, since dilutive common shares are not assumed to have been issued if their affect is anti-dilutive.

The following potentially dilutive securities, prior to the use of the treasury stock method, have been excluded from the calculation of diluted net loss per share because including them would have had an anti-dilutive effect (in common stock equivalent shares):

	As of December 31,
	2019	2018
Options issued and outstanding	2,562,800	1,122,677
Unvested restricted stock	—	1,000
Unvested restricted stock units	828,935	24,960

Total	3,391,735	1,148,637

14. Related Party Transactions

Since the Company’s incorporation in July 2016, the Company has engaged in transactions with related parties.

During the year ended December 31, 2017, the Company issued 1,886,363 shares of common stock and made payments to PureTech for certain founding services and cost reimbursements. PureTech is a founder of the Company and holds shares of common stock and preferred stock of the Company.

The Company is a party to an intellectual property license agreement with Novartis. In addition, NIBR is a stockholder of the Company (see Note 6).

Aggregate payments for the above related party transactions totaled $2.5 million, $0, and $0.9 million for the years ended December 31, 2019, 2018 and 2017, respectively.

The Company is a party to a Funding Agreement with the Silverstein Foundation, an entity in which one of the Company’s directors is a co-founder and current trustee (See Note 7). No funds were received from the Silverstein Foundation during the year ended December 31, 2019 and 2017. The Company received $0.5 million during the year ended December 31, 2018.

15. Reduction in Workforce

In December 2019, the Company’s Board of Directors approved a restructuring plan to reduce operating costs and better align the Company’s workforce with its business needs following the Company’s November

2019 announcement regarding that top line data from the PROTECTOR 1 Phase 3 study, evaluating the safety and efficacy of RTB101 in preventing clinically symptomatic respiratory illness in adults age 65 and older, did not meet its primary endpoint, and that the Company has stopped the development of RTB101 in this indication.

Under the restructuring plan, the Company reduced its workforce by 8 employees (approximately 22% of total employees). Affected employees are eligible to receive severance payments and outplacement services in connection with the reduction. During the year ended December 31, 2019, the Company recorded aggregate restructuring charges of approximately $0.6 million related to severance payments and other employee-related costs. The Company does not expect to incur any additional significant costs associated with this restructuring. During the year ended December 31, 2019, $66,000 of the estimated restructuring charges were paid. The Company expects the remaining accrued restructuring costs of $0.5 million will be paid in the next 12 months.

The following table shows the total amount expected to be incurred and the liability related to the 2019 restructuring as of December 31, 2019:

One-time Employee Termination Benefits
(In thousands)
Accrued restructuring costs beginning balance	$—
Restructuring charges incurred during the year	582
Amounts paid during the year	(66)

Accrued restructuring costs as of December 31, 2019	$516

The following table summarizes the restructuring charges reported in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2019:

	Cash	Non-cash	Total Expenses
	(In thousands)
Research and development	$306	$—	$306
General and administrative	276	—	276

Total	$582	$—	$582

16. Selected Quarterly Financial Data (Unaudited)

The following table contains quarterly financial information for 2019 and 2018. The Company believes that the following information reflects all normal recurring adjustments necessary for a fair statement of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(In thousands, except per share data)
Total operating expenses	$11,691	$19,169	$25,161	$29,436	$85,457
Loss from operations	(11,691)	(19,169)	(25,161)	(29,436)	(85,457)
Net loss	(11,069)	(18,332)	(24,448)	(28,890)	(82,739)
Net loss per share—basic and diluted	$(0.38)	$(0.51)	$(0.68)	$(0.79)	$(2.41)

	2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(In thousands, except per share data)
Total operating expenses	$10,200	$14,113	$9,032	$6,360	$39,705
Loss from operations	(10,200)	(14,113)	(9,032)	(6,360)	(39,705)
Net loss	(9,859)	(13,591)	(8,407)	(5,757)	(37,614)
Net loss per share—basic and diluted	$(0.46)	$(0.48)	$(0.30)	$(0.21)	$(1.42)

resTORbio, Inc.

Condensed Consolidated Balance Sheets

(unaudited)

(In thousands, except share and per share data)

	June 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$70,889	$33,774
Marketable securities	—	57,699
Prepaid expenses and other current assets	2,860	1,780

Total current assets	73,749	93,253
Restricted cash	245	245
Property and equipment, net	348	414

Total assets	$74,342	$93,912

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$2,467	$6,716
Accrued liabilities	1,097	5,483

Total current liabilities	3,564	12,199
Other liabilities	34	15

Total liabilities	3,598	12,214

Commitments and contingencies (see Note 10)
Stockholders’ equity:
Preferred stock, $0.0001 par value, 10,000,000 shares authorized as of June 30, 2020 and December 31, 2019; none issued and outstanding as of June 30, 2020 and December 31, 2019	—	—
Common stock, $0.0001 par value, 150,000,000 shares authorized as of June 30, 2020 and December 31, 2019; 36,446,853 and 36,444,732 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	4	4
Additional paid-in capital	237,509	235,777
Accumulated deficit	(166,769)	(154,132)
Accumulated other comprehensive income	—	49

Total stockholders’ equity	70,744	81,698

Total liabilities and stockholders’ equity	$74,342	$93,912

See accompanying notes to these condensed consolidated financial statements.

resTORbio, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(unaudited)

(In thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Operating expenses:
Research and development	$1,788	$16,553	$6,629	$25,405
General and administrative	3,864	2,616	6,403	5,455

Total operating expenses	5,652	19,169	13,032	30,860

Loss from operations	(5,652)	(19,169)	(13,032)	(30,860)
Other income, net	54	847	403	1,478

Loss before income taxes	(5,598)	(18,322)	(12,629)	(29,382)
Income tax expense	1	10	8	19

Net loss	$(5,599)	$(18,332)	$(12,637)	$(29,401)

Net loss per share, basic and diluted	$(0.15)	$(0.51)	$(0.35)	$(0.91)

Weighted-average common shares used in computing net loss per share, basic and diluted	36,446,235	35,684,368	36,445,460	32,248,646

Other comprehensive gain (loss):
Net loss	$(5,599)	$(18,332)	$(12,637)	$(29,401)
Net unrealized (losses) gains on marketable securities	(32)	138	(49)	211

Comprehensive loss	$(5,631)	$(18,194)	$(12,686)	$(29,190)

See accompanying notes to these condensed consolidated financial statements.

resTORbio, Inc.

Condensed Consolidated Statements of Stockholders’ Equity

(Unaudited)

(In thousands, except share data)

	Common Stock		Additional Paid In Capital	Accumulated Deficit	Accumulated Other Compressive Income (Loss)	Shareholders’ Equity
	Shares	Amount
Balance at December 31, 2019	36,444,732	$4	$235,777	$(154,132)	$49	$81,698
Vesting of restricted stock units, net of shares withheld for taxes	1,019	—	(1)	—	—	(1)
Stock-based compensation expense	—	—	975	—	—	975
Net loss	—	—	—	(7,038)	—	(7,038)
Net unrealized losses on marketable securities	—	—	—	—	(17)	(17)

Balance at March 31, 2020	36,445,751	$4	$236,751	$(161,170)	$32	$75,617

Vesting of restricted stock units, net of shares withheld for taxes	1,102	—	(1)	—	—	(1)
Stock-based compensation expense	—	—	759	—	—	759
Net loss	—	—	—	(5,599)	—	(5,599)
Net unrealized losses on marketable securities	—	—	—	—	(32)	(32)

Balance at June 30, 2020	36,446,853	$4	$237,509	$(166,769)	$—	$70,744

	Common Stock		Additional Paid In Capital	Accumulated Deficit	Accumulated Other Compressive (Loss) Income	Shareholders’ Equity
	Shares	Amount
Balance at December 31, 2018	28,054,344	$3	$175,635	$(71,393)	$(41)	$104,204
Issuance of common stock upon closing of public offering, net of issuance costs of $3,455	7,200,000	1	46,584	—	—	46,585
Vesting of restricted shares	500	—	1	—	—	1
Stock-based compensation expense	—	—	662	—	—	662
Net loss	—	—	—	(11,069)		(11,069)
Net unrealized gains on marketable securities	—	—	—	—	73	73

Balance at March 31, 2019	35,254,844	$4	$222,882	$(82,462)	$32	$140,456

Issuance of common stock upon closing of public offering, net of issuance costs of $228	487,934	—	3,163	—	—	3,163
Issuance of common stock pursuant to the at-the-market offering, net of issuance costs of $64	62,663	—	582	—	—	582
Vesting of restricted shares	500	—	—	—	—	—
Vesting of restricted stock units	4,423	—	(15)	—	—	(15)
Exercise of stock options	7,029	—	6	—	—	6
Stock-based compensation expense	—	—	944	—	—	944
Net loss	—	—	—	(18,332)	—	(18,332)
Unrealized gain on marketable securities	—	—	—	—	138	138

Balance at June 30, 2019	35,817,393	$4	$227,562	$(100,794)	$170	$126,942

See accompanying notes to these condensed consolidated financial statements.

resTORbio, Inc.

Condensed Consolidated Statements of Cash Flows

(unaudited)

(In thousands)

	Six Months Ended June 30,
	2020	2019
Operating activities:
Net loss	$(12,637)	$(29,401)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion on marketable securities	150	(625)
Depreciation and amortization expense	68	55
Stock-based compensation expense	1,734	1,607
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(1,080)	(1,786)
Accounts payable	(4,251)	5,197
Accrued liabilities	(4,386)	(1,263)
Other liabilities	19	(8)

Net cash used in operating activities	(20,383)	(26,224)

Investing activities:
Purchases of property and equipment	—	(48)
Maturities of marketable securities	57,500	67,500
Purchases of marketable securities	—	(77,104)

Net cash provided by (used in) investing activities	57,500	(9,652)

Financing activities:
Proceeds from public offering, net of issuance costs	—	49,748
Proceeds from at-the-market offering, net of issuance costs	—	627
Taxes paid related to net share settlement of restricted stock units	(2)	(9)

Net cash (used in) provided by financing activities	(2)	50,366

Net increase in cash, cash equivalents and restricted cash	37,115	14,490
Cash, cash equivalents and restricted cash at beginning of period	34,019	6,881

Cash, cash equivalents and restricted cash at end of period	$71,134	$21,371

Supplemental disclosure of non-cash investing and financing activities:
Purchases of property and equipment included in accounts payable	$2	$11
Issuance costs associated with at-the-market offering included in accounts payable	$—	$45

See accompanying notes to these condensed consolidated financial statements.

resTORbio, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Organization

resTORbio, Inc. (collectively referred to with its wholly-owned, controlled subsidiaries, resTORbio Securities Corp. and Project Oasis Merger Sub, Inc. (“Merger Sub”) as “resTORbio” or the “Company”) was incorporated in the State of Delaware on July 5, 2016. The Company is a clinical-stage biopharmaceutical company developing innovative medicines that target the biology of aging to prevent or treat aging-related diseases with the potential to extend healthy lifespan. The Company’s principal operations are located in Boston, Massachusetts.

In November 2019, the Company announced that top line data from the PROTECTOR 1 Phase 3 study, evaluating the safety and efficacy of RTB101 in preventing clinically symptomatic respiratory illness in adults age 65 and older, did not meet its primary endpoint and the Company has stopped the development of RTB101 for clinically symptomatic respiratory illness.

In February 2020, the Company retained JMP Securities LLC (“JMP”) as a financial advisor to assist it in its evaluation of a broad range of strategic alternatives to enhance stockholder value, including additional capital raising transactions, an acquisition, merger, business combination, licensing and/or other strategic transaction involving the Company.

On April 28, 2020, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with Adicet Bio, Inc. (“Adicet”) and Merger Sub pursuant to which, subject to the satisfaction or waiver of the conditions therein, The Merger Sub will merge with and into Adicet (the “Merger”), with Adicet continuing as the surviving company and a wholly-owned subsidiary of resTORbio. The Merger Agreement was approved by the members of the Company’s board of directors (the “Board”), and the Board resolved to recommend approval of the Merger Agreement to the Company’s shareholders. The closing of the Merger is subject to approval of the Company shareholders and the satisfaction of customary closing conditions.

From the Company’s inception, it has devoted substantially all of its efforts to business planning, engaging regulatory, manufacturing and other technical consultants, planning and executing clinical trials and raising capital. The Company’s future operations are highly dependent on the success of the merger.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying condensed consolidated financial statements are unaudited. The unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information and, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair statement of the Company’s financial position as of June 30, 2020 and the results of operations and cash flows for the interim periods ended June 30, 2020 and 2019. The condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 that was filed with the Securities and Exchange Commission (“SEC”) on March 12, 2020 (the “2019 Form 10-K”). Interim results are not necessarily indicative of results for a full year or for any other interim period. The condensed consolidated financial statements include the accounts of resTORbio, Inc. and its wholly owned subsidiaries, resTORbio Securities Corp. and Project Oasis Merger Sub, Inc. All inter-company transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, as of the date of the condensed consolidated financial statements, and the reported amounts of any expenses during the reporting period. On an ongoing basis, management evaluates its estimates, including those related to accrued liabilities, income taxes, and stock-based compensation expense. Management bases its estimates on historical experience, and on various other market-specific relevant assumptions that management believes to be reasonable, under the circumstances. Actual results may differ from those estimates or assumptions.

Summary of Significant Accounting Policies

The significant accounting policies and estimates used in the preparation of the condensed consolidated financial statements are described in the Company’s audited financial statements as of and for the year ended December 31, 2019, and the notes thereto, which are included in the 2019 Form 10-K. There have been no material changes in the Company’s significant accounting policies during the three and six months ended June 30, 2020.

Fair Value Measurements

Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. The authoritative accounting guidance describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value, of which the first two are considered observable and the last is considered unobservable. These levels of inputs are as follows:

Level 1—Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3—Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The following table summarizes assets measured at fair value on a recurring basis at June 30, 2020 (in thousands):

Description	June 30, 2020	Active Markets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Money market funds (included in cash and cash equivalents)	$70,889	$70,889	$—	$—

Total	$70,889	$70,889	$—	$—

The following table summarizes assets measured at fair value on a recurring basis at December 31, 2019 (in thousands):

Description	December 31, 2019	Active Markets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Money market funds (included in cash and cash equivalents)	$33,774	$33,774	$—	$—
U.S. treasury securities (included in marketable securities)	57,699	57,699	—	—

Total	$91,473	$91,473	$—	$—

Recently Adopted Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820). ASU 2018-13 modifies fair value disclosure requirements, specifically around level transfers and valuation of Level 3 assets and liabilities. ASU 2018-13 is effective for financial statements issued for annual and interim periods beginning after December 15, 2019 for all entities. Early adoption of all or part of ASU 2018-13 is permitted. Effective January 1, 2020, the Company adopted the standard. The adoption did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”), which requires a lessee to recognize a right-of-use asset and a lease liability for operating leases, initially measured at the present value of the future lease payments, in the balance sheet. ASU 2016-02 also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. For public entities, the guidance was effective for annual reporting periods beginning after December 15, 2018 and for interim periods within those fiscal years. For non-public entities and emerging growth companies that choose to take advantage of the extended transition period, the guidance was effective for annual reporting periods beginning after December 15, 2019. Early adoption is permitted for all entities. In June 2020, the FASB issued ASU No. 2020-05, which deferred the effective date for nonpublic entities and emerging growth companies that choose to take advantage of the extended transition period to annual reporting periods beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application continues to be allowed. The adoption of this standard is expected to have an impact on the amount of the Company’s assets and liabilities presented. The Company expects to utilize the new transition method described in ASU No. 2018-11 and use the effective date as the Company’s date of initial application for the new standard. The Company expects to elect the available package of practical expedients in transition which would allow it to not re-assess whether existing or expired arrangements contain a lease, the lease classification of existing or expired leases, or whether previous initial direct costs would qualify for capitalization under the new lease standard. As of December 31, 2019, the Company has not elected to early adopt the guidance.

In June 2018, the FASB issued ASU No. 2018-07, Compensation – Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), which intends to simplify aspects of share-based compensation issued to non-employees by making the guidance consistent with the accounting for employee share-based compensation. For public entities, ASU 2018-07 is required to be adopted for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. For non-public entities and emerging growth companies that choose to take advantage of the extended transition period, ASU 2018-07 is effective for annual periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities but no earlier than the Company’s adoption of ASC 606. The Company does not expect the impact of ASU 2018-07 to be material to its consolidated financial statements.

3. Marketable Securities

As of June 30, 2020, the Company did not have any marketable securities.

As of December 31, 2019, the fair value of marketable securities by type of security was as follows (in thousands):

Description	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. government agency treasuries and securities	$57,650	$49	$—	$57,699

Total	$57,650	$49	$—	$57,699

The estimated fair value and amortized cost of the Company’s available-for-sale securities by contractual maturity are summarized as follows (in thousands):

	December 31, 2019
	Amortized Cost	Fair Value
Due in one year or less	$57,650	$57,699

Total	$57,650	$57,699

4. Property and equipment, net

Property and equipment, net consists of the following:

	June 30, 2020	December 31, 2019
	(In thousands)
Leasehold improvements	$17	$17
Furniture and fixtures	397	397
Computers	127	125
Office equipment	11	11
Software	22	22

Total property and equipment	574	572
Less: accumulated depreciation	(226)	(158)

Property and equipment, net	$348	$414

Depreciation and amortization expense was $34,000 and $68,000 for the three and six months ended June 30, 2020, respectively. Depreciation and amortization expense was $28,000 and $55,000 for the three and six months ended June 30, 2019

5. Accrued Liabilities

Accrued liabilities consist of the following:

	June 30, 2020	December 31, 2019
	(In thousands)
Accrued payroll and related expenses	$509	$1,643
Accrued restructuring costs (See Note 13)	—	516
Accrued research and development expenses	230	3,171
Other	358	153

Total accrued liabilities	$1,097	$5,483

6. License Agreements

Novartis License Agreement

On March 23, 2017, the Company entered into an exclusive license agreement with Novartis International Pharmaceutical Ltd. (“Novartis”). Under the agreement, Novartis granted the Company an exclusive, field-restricted, worldwide license, to certain intellectual property rights owned or controlled by Novartis, to develop, commercialize and sell one or more therapeutic products comprising RTB101 or RTB101 in combination with everolimus in a fixed dose combination. The exclusive field under the license agreement is for the treatment, prevention and diagnosis of disease and other conditions in all indications in humans and animals.

The agreement may be terminated by either party upon a material breach by the other party that is not cured within 60 days after written notice. The Company may terminate the agreement in its entirety or on a product-by-product or country-by-country basis with or without cause with 60 days’ prior written notice.

Novartis may terminate the portion of the agreement related to everolimus if the Company fails to use commercially reasonable efforts to research, develop and commercialize a product utilizing everolimus for a period of three years. Novartis may terminate the license agreement upon the Company’s bankruptcy, insolvency, dissolution or winding up.

As additional consideration for the license, the Company is required to pay up to an aggregate of $4.3 million upon the satisfaction of clinical milestones, up to an aggregate of $24 million upon the satisfaction of regulatory milestones for the first indication approved, and up to an aggregate of $18 million upon the satisfaction of regulatory milestones for the second indication approved. In addition, the Company is required to pay up to an aggregate of $125 million upon the satisfaction of commercial milestones, based on the amount of annual net sales. The Company is also required to pay tiered royalties ranging from a mid single-digit percentage to a low teen-digit percentage on annual net sales of products. These royalty obligations last on a product-by-product and country-by-country basis until the latest of (i) the expiration of the last valid claim of a Novartis patent covering a subject product, (ii) the expiration of any regulatory exclusivity for the subject product in a country, or (iii) the 10th anniversary of the first commercial sale in the country, and are subject to a reduction after the expiration of the last valid claim of a Novartis patent or the introduction of a generic equivalent of a product in a country.

Milestone payments to Novartis will be recorded as research and development expenses in the condensed consolidated statements of operations once achievement of each associated milestone has occurred. In May 2017, the Company initiated a Phase 2b clinical trial for a first indication, triggering the first milestone payment under the agreement. Accordingly, the Company paid the related $0.3 million payment in May 2017. In May 2019, the Company initiated a Phase 3 clinical trial for the first indication, triggering a milestone payment of $2.5 million under the agreement. As of June 30, 2020, none of the remaining development milestones, regulatory milestones, sales milestones, or royalties had been reached or were probable of achievement.

7. Research Funding Agreement

National Institute of Health

In May 2019, the Company was awarded a 5-year grant for up to $1.5 million from the National Institutes of Health (the “NIH”) to study RTB101 and the regulation of antiviral immunity in the elderly. The Company is entitled to use the award solely to conduct the research. The Company is solely responsible for commencing and conducting the research and will furnish periodic progress updates to the NIH throughout the term of the award. After completing the research, the Company must provide the NIH with a formal report describing the work performed and the results of the research.

For funds received under the NIH funding agreement, the Company recognizes a reduction in research and development expenses in an amount equal to the qualifying expenses incurred in each period up to the amount funded by the NIH. Qualifying expenses incurred by the Company in advance of funding by the NIH are recorded in the consolidated balance sheets as other current assets. As of June 30, 2020, $0.5 million qualifying expenses have been incurred and $0.3 million have been funded by the NIH. Therefore, $0.2 million is included in other current assets on the accompanying balance sheet as of June 30, 2020.

8. Preferred Stock and Common Stock

As of June 30, 2020, the Company had 10,000,000 shares of preferred stock authorized and none issued and outstanding.

Reserve for future issuance

The Company has reserved the following number of shares of common stock for future issuance upon the exercise of options, vesting of restricted stock units or grant of equity awards:

	June 30, 2020	December 31, 2019
Options issued and outstanding	2,140,012	2,562,800
Unvested restricted stock units	661,778	828,935
Options available for future grants	2,260,656	215,043
Shares available for issuance under the 2018 ESPP	920,030	555,583

Total	5,982,476	4,162,361

9. Stock-based Compensation

In 2017, the Company adopted the 2017 Stock Incentive Plan (the “2017 Plan”). Under the 2017 Plan, a total of 537,914 shares of the Company’s common stock were reserved for the issuance of stock options to employees, directors, and consultants under terms and provisions established by the Board of Directors (the “Board”). Under the terms of the 2017 Plan, options were granted at an exercise price not less than fair market value. The terms of options granted under the 2017 Plan may not exceed ten years. The Board determined the terms and conditions of a Restricted Stock Award, including the conditions for vesting and repurchase (or forfeiture) and the issue price, if any. On October 11, 2017, the Company increased the number of shares of common stock available for issuance under the 2017 Plan from 537,914 shares to 630,662 shares. On November 29, 2017, the Company increased the number of shares of common stock available for issuance under the 2017 Plan from 630,662 shares to 1,866,009 shares.

In connection with the Company’s initial public offering completed in January 2018, the Board adopted and the Company’s stockholders approved the 2018 Stock Incentive Plan (“2018 Plan”), which became effective on the date immediately preceding the date on which the Company’s registration statement became effective. The 2018 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock units, stock appreciation rights, and other stock-based awards. The Company’s employees, officers, directors, consultants and advisors are eligible to receive awards under the 2018 Plan. The number of shares of common stock that were reserved for issuance under the 2018 Plan were 2,200,260 shares. The 2018 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2019, by 4% of the outstanding number of shares of the Company’s common stock on the immediately preceding December 31 or such lesser number of shares as determined by the Board. On January 1, 2019, as a result of the foregoing evergreen provision, the number of shares of common stock available for issuance under the 2018 Plan automatically increased from 2,200,260 to 3,322,473 shares. On January 1, 2020, as a result of the foregoing evergreen provision, the number of shares of common stock available for issuance under the 2018 Plan automatically increased from 3,322,473 to 4,780,262 shares.

Since the date of effectiveness of the 2018 Plan, the Company has not and will not grant any further awards under the 2017 Plan. However, any shares of common stock subject to awards under the 2017 Plan that expire, terminate, or otherwise are surrendered, canceled, forfeited or repurchased without having been fully exercised or resulting in any common stock being issued will become available for issuance under the 2018 Plan.

Stock-based Compensation Expense

Total stock-based compensation expense is recognized for stock options granted to employees and non-employees and has been reported in the Company’s condensed consolidated condensed statements of operations and comprehensive loss as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Research and development	$289	$499	$689	$776
General and administrative	470	444	1,045	831

Total stock-based compensation expense	$759	$943	$1,734	$1,607

Stock Options

The following table summarizes stock option activity under the Plans:

	Shares Available for Grant	Number of Options Outstanding	Weighted- Average Exercise Price per Option	Weighted- Average Remaining Contract Term	Aggregate Intrinsic Value
					(In thousands)
Outstanding, December 31, 2019	215,043	2,562,800	$7.85	8.84
Shares reserved for issuance	1,457,789
Options granted	(86,484)	86,484	2.23
Options cancelled	509,272	(509,272)	7.44
Restricted stock units cancelled	165,036

Outstanding, June 30, 2020	2,260,656	2,140,012	7.54	8.59	$567

Exercisable, June 30, 2020		771,444	10.02	8.04	91
Vested and expected to vest, June 30, 2020		2,140,012	7.54	8.59	567

The aggregate intrinsic values of options outstanding, exercisable, vested and expected to vest were calculated as the difference between the exercise price of the in-the-money options and the fair value of the Company’s common stock as of June 30, 2020. No options were exercised during the six months ended June 30, 2020.

During the six months ended June 30, 2020, the Company granted options to directors to purchase an aggregate of 86,484 common shares with a grant date fair value of $1.80 per share. During the six months ended June 30, 2020, the Company did not grant any options to employees and nonemployees to purchase common shares. The expense related to options granted to employees and directors for the three and six months ended June 30, 2020 was $0.7 million and $1.6 million, respectively. The expense related to options granted to non-employees for the three and six months ended June 30, 2020 was $7,000 and $ 8,000, respectively. The expense related to options granted to employees and directors was $0.9 million and $1.5 million for the three and six months ended June 30, 2019, respectively. The expense related to options granted to non-employees was $40,000 and $48,000 for the three and six months ended June 30, 2019, respectively.

As of June 30, 2020, the total unrecognized compensation expense related to unvested options granted to employees and directors was $5.9 million, which the Company expects to recognize over an estimated weighted-average period of 2.36 years. As of June 30, 2020, the total unrecognized compensation expense related to unvested non-employee options was $28,000, which the Company expects to recognize over an estimated weighted-average period of 1.74 years.

The fair value of stock options for employees and non-employees was estimated using a Black-Scholes option pricing model with the following assumptions:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Employees:
Fair value of common stock	$2.23	$6.97 - $8.08	$2.23	$6.97 - $8.90
Expected term (in years)	5.5	5.5 - 6.1	5.5	5.5 - 6.1
Expected volatility	110.2%	94.5% - 104.8%	110.2%	93.7% - 104.8%
Risk-free interest rate	0.4%	1.9% - 2.4%	0.4%	1.9% - 2.6%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Non-employees:
Fair value of common stock	$2.09 - $2.18	$8.90 - $10.20	$0.96 - $2.18	$6.82 - $10.20
Expected term (in years)	7.0 - 8.8	8.0 - 9.7	7.0 - 9.0	8.0 - 10.0
Expected volatility	100.8% - 103.5%	93.4% - 94.2%	99.6% - 103.5%	90.0% - 94.9%
Risk-free interest rate	0.5% - 0.6%	1.9% - 2.1%	0.5% - 0.9%	1.9% - 2.6%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%

Restricted Stock Units

In May 2018, the Company granted 24,960 restricted stock units to an employee with a grant date fair value of $9.03 per share. In December 2019, the Company granted 813,335 restricted stock units to employees with a grant date fair value of $1.27 per share.

The summary of restricted stock unit activity and related information is as follows:

Number of Restricted Stock Units Outstanding
Unvested shares—December 31, 2019	828,935
Vested, net of shares withheld for taxes	(2,121)
Cancelled	(165,036)

Unvested shares—June 30, 2020	661,778

The Company recognized $52,000 and $0.1 million of stock-based compensation expense related to restricted stock units during the three and six months ended June 30, 2020, respectively. As of June 30, 2020, there was $0.7 million of unrecognized stock-based compensation expense related to unvested restricted stock units. This amount is expected to be recognized over a remaining weighted-average period of 3.44 years. There were no restricted stock units granted to employees or non-employees during the three and six months ended June 30, 2020 and 2019.

2018 Employee Stock Purchase Plan

The Board adopted and the Company’s stockholders approved the 2018 Employee Stock Purchase Plan (“2018 ESPP”), which became effective on the date immediately preceding the date on which the Company’s registration statement became effective. The 2018 ESPP enables eligible employees to purchase shares of the Company’s Common Stock at a discount. The number of shares of common stock originally reserved for issuance under the 2018 ESPP were 275,030 shares. The 2018 ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2019 and increasing each January 1 thereafter through January 1, 2028, by the least of (i) 1% of the outstanding number of shares of the Company’s common stock on the immediately preceding December 31; (ii) 543,926 shares or (iii) such number of shares as determined by the ESPP administrator. On January 1, 2019, as a result of the foregoing evergreen provision, the number of shares of common stock available for issuance under the 2018 ESPP automatically increased from 275,030 to 555,583 shares. On January 1, 2020, as a result of the foregoing evergreen provision, the number of shares of common stock available for issuance under the 2018 ESPP automatically increased from 555,583 to 920,030 shares. No shares have been issued under the 2018 ESPP during the three and six months ended June 30, 2020.

10. Commitments and Contingences

Litigation

In connection with the Merger, seven putative class action lawsuits have been filed against the Company, its directors, Adicet, and Merger Sub, of which one has already been dismissed. The lawsuits generally allege that the Company’s proxy statement/prospectus/information statement filed with the SEC on June 23, 2020 misrepresents and/or omits certain purportedly material information relating to financial projections, analysis performed by JMP, past engagements of JMP, and the process leading up to the execution of the Merger Agreement. The lawsuits seek, among other things: an injunction enjoining consummation of the Merger, costs of the action, including plaintiff’s attorneys’ fees and experts’ fees, declaratory relief, and any other relief the court may deem just and proper. The Company believes the lawsuits to be without merit and plans to seek dismissal.

11. Net Loss per Share

The Company computes basic and diluted losses per share using a methodology that gives effect to the impact of outstanding participating securities (the “two-class” method). Basic net loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding during the period and excludes any dilutive effects of share-based awards. Diluted net loss per share is computed giving effect to all potential dilutive common shares, including common stock issuable upon exercise of stock options, convertible preferred stock, and unvested restricted common stock. As the Company had net losses for the three and six months ended June 30, 2020 and 2019, there is no income allocation required under the two-class method or dilution attributed to weighted average shares outstanding in the calculation of diluted loss per share.

The following potentially dilutive securities have been excluded from the calculation of diluted net loss per share because including them would have had an anti-dilutive effect (in common stock equivalent shares):

	As of June 30,
	2020	2019
Options issued and outstanding	2,140,012	1,706,317
Unvested restricted stock	—	500
Unvested restricted stock units	661,778	24,960

Total	2,801,790	1,731,777

12. Related Party Transactions

Since the Company’s incorporation in July 2016, the Company has engaged in transactions with related parties.

The Company is a party to an intellectual property license agreement with Novartis. In addition, NIBR, an affiliate of Novartis, is a shareholder of the Company (See Note 6). No payments have been made to Novartis during the three and six months ended June 30, 2020 and 2019.

The Company is a party to a Funding Agreement with the Silverstein Foundation, an entity in which one of the Company’s directors is a co-founder and current trustee. The Company did not receive any funding from the Silverstein Foundation during the three and six months ended June 30, 2020 and 2019.

13. Reduction in Workforce

In December 2019, the Company’s Board of Directors approved a restructuring plan to reduce operating costs and better align the Company’s workforce with its business needs following the Company’s November 2019 announcement regarding that top line data from the PROTECTOR 1 Phase 3 study, evaluating the safety and efficacy of RTB101 in preventing clinically symptomatic respiratory illness in adults age 65 and older, did not meet its primary endpoint, and that the Company has stopped the development of RTB101 in this indication.

Under the restructuring plan, the Company reduced its workforce by 8 employees (approximately 22% of total employees) in 2019. Affected employees are eligible to receive severance payments and outplacement services in connection with the reduction. In January 2020, the Company further reduced its workforce by 2 employees. No additional reductions were made during the six months ended June 30, 2020. The Company recorded additional restructuring charges of approximately $0 and $0.1 million related to severance payments and other employee-related costs, during the three and six months ended June 30, 2020, respectively. As of June 30, 2020, all of the restructuring charges had been paid.

The following table shows the total amount expected to be incurred and the liability related to the 2019 restructuring as of June 30, 2020:

One-time Employee Termination Benefits
(In thousands)
Accrued restructuring costs as of December 31, 2019	$516
Restructuring charges incurred during the year	112
Amounts paid during the year	(628)

Accrued restructuring costs as of June 30, 2020	$—

No other restructuring costs are expected to be incurred.

The following table summarizes the restructuring charges reported in the consolidated statements of operations and comprehensive loss for the six months ended June 30, 2020:

	Cash	Non-cash	Total Expenses
	(In thousands)
Research and development	$112	$—	$112
General and administrative	—	—	—

Total	$112	$—	$112

14. Subsequent Event

On July 21, 2020, the Company’s Board approved an amendment to the 2018 Plan, subject to stockholder approval, to increase the aggregate number of shares authorized for issuance under the 2018 Plan by 14,855,157 with a corresponding increase to the maximum number of shares that may be issued in the form of incentive stock options.

On July 28, 2020, the Company announced it received a grant award from the National Institute on Aging to fund a clinical trial to obtain preliminary data on the feasibility of studying RTB101 as compared to placebo for COVID-19 post-exposure prophylaxis in adults age 65 years and older. Approximately, sixty (60) subjects are expected to enroll in the clinical trial, which will be fully funded by the grant. The clinical trial is anticipated to start in the second half of 2020.

ADICET BIO, INC.

F2-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Adicet Bio, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Adicet Bio, Inc. and its subsidiary (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, of redeemable convertible preferred stock and stockholders’ deficit, and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred significant net operating losses and negative cash flows from operations since inception that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

June 23, 2020

We have served as the Company’s auditor since 2016.

F2-2

ADICET BIO, INC.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$10,607	$9,475
Short-term marketable debt securities	51,793	15,169
Prepaid expenses and other current assets	1,786	3,191

Total current assets	64,186	27,835
Property and equipment, net	2,121	2,250
Restricted cash	4,282	4,282
Long-term marketable debt securities	10,588	—
Other non-current assets	410	322

Total assets	$81,587	$34,689

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$1,052	$538
Contract liabilities—related party, current	10,993	14,372
Accrued and other current liabilities	2,820	3,067

Total current liabilities	14,865	17,977
Contract liabilities—related party, net of current portion	10,890	8,506
Redeemable convertible preferred stock tranche liability and TRDF liability	—	3,255
Deferred rent, net of current portion	234	399
Redeemable convertible preferred stock warrant liability	1,881	—

Total liabilities	27,870	30,137

Commitments and contingencies (Note 9)
Redeemable convertible preferred stock, $0.0001 par value; 99,363,444 and 46,089,344 shares authorized as of December 31, 2019 and December 31, 2018, respectively; 97,166,921 and 40,094,850 shares issued and outstanding as of December 31, 2019 and December 31, 2018, respectively; liquidation preference $128,195 and $48,114 as of December 31, 2019 and December 31, 2018, respectively	114,083	38,068
Stockholders’ deficit:
Common stock, $0.0001 par value; 140,200,938 and 80,000,000 shares authorized as of December 31, 2019 and December 31, 2018, respectively; 17,383,619 and 17,264,217 shares issued and outstanding as of December 31, 2019 and December 31, 2018, respectively	2	2
Additional paid-in capital	9,256	8,004
Accumulated deficit	(69,647)	(41,509)
Accumulated other comprehensive income (loss)	23	(13)

Total stockholders’ deficit	(60,366)	(33,516)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$81,587	$34,689

The accompanying notes are an integral part of these financial statements.

F2-3

ADICET BIO, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share amounts)

	Year ended December 31,
	2019	2018
Revenue—related party	$995	$8,181
Operating expenses:
Research and development	23,691	14,717
General and administrative	8,692	8,428

Total operating expenses	32,383	23,145

Loss from operations	(31,388)	(14,964)
Interest income	938	543
Other income, net	2,331	4,533

Loss before income tax expense (benefit)	(28,119)	(9,888)
Income tax expense (benefit)	19	(589)

Net loss	$(28,138)	$(9,299)

Net loss per share attributable to common stockholders, basic and diluted	$(1.63)	$(0.59)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	17,249,656	15,701,158

Other comprehensive income (loss):
Unrealized gain (loss) on marketable debt securities, net of tax	36	(13)

Total other comprehensive income (loss)	36	(13)

Comprehensive loss	$(28,102)	$(9,312)

The accompanying notes are an integral part of these financial statements.

F2-4

ADICET BIO, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2018	31,074,017	$26,341	16,264,529	$2	$5,260	$(32,210)	$—	$(26,948)
Net loss	—	—	—	—	—	(9,299)	—	(9,299)
Issuance of Series A redeemable convertible preferred stock	9,020,833	10,825	—	—	—	—	—	—
Exercise of the redeemable convertible preferred stock tranche liability	—	902	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	999,688	—	221	—	—	221
Vesting of early exercised stock options	—	—	—	—	44	—	—	44
Stock-based compensation expense	—	—	—	—	2,479	—	—	2,479
Other comprehensive loss	—	—	—	—	—	—	(13)	(13)

Balance at December 31, 2018	40,094,850	$38,068	17,264,217	$2	$8,004	$(41,509)	$(13)	$(33,516)

Net loss	—	—	—	—	—	(28,138)	—	(28,138)
Issuance of Series A redeemable convertible preferred stock related to TRDF liability (Note 12)	67,656	88	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock, net of issuance cost of $5,216	57,004,415	74,784	—	—	—	—	—	—
Termination of redeemable convertible preferred stock tranche liability	—	1,143	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	119,402	—	30	—	—	30
Vesting of early exercised stock options	—	—	—	—	47	—	—	47
Stock-based compensation expense	—	—	—	—	1,175	—	—	1,175
Other comprehensive income	—	—	—	—	—	—	36	36

Balance at December 31, 2019	97,166,921	$114,083	17,383,619	$2	$9,256	$(69,647)	$23	$(60,366)

The accompanying notes are an integral part of these financial statements.

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ADICET BIO, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year ended December 31,
	2019	2018
Cash flows from operating activities
Net loss	$(28,138)	$(9,299)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization expense	1,238	1,222
Stock-based compensation expense	1,175	2,479
Gain on disposal of property and equipment	(27)	—
Net amortization of premiums and accretion of discounts on investments	(197)	—
Change in fair value of redeemable convertible preferred stock tranche liability and TRDF liability	(2,024)	(4,536)
Change in fair value of redeemable convertible preferred stock warrant liability	(250)	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	1,405	(2,825)
Other non-current assets	(88)	(302)
Accounts payable	527	(282)
Contract liabilities—related party	(995)	(3,181)
Deferred rent	(148)	(132)
Accrued and other current liabilities	(360)	(1,324)

Net cash used in operating activities	(27,882)	(18,180)

Cash flows from investing activities
Purchases of marketable debt securities	(76,078)	(15,182)
Proceeds from maturities of marketable debt securities	29,099	—
Proceeds from sale of property and equipment	118	—
Purchase of property and equipment	(1,070)	(876)

Net cash used in investing activities	(47,931)	(16,058)

Cash flow from financing activities
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	76,915	10,825
Proceeds from exercise of stock options	30	221

Net cash provided by financing activities	76,945	11,046

Net change in cash, cash equivalents and restricted cash	1,132	(23,192)
Cash, cash equivalents and restricted cash, at the beginning of the period	13,757	36,949

Cash, cash equivalents and restricted cash, at the end of the period	$14,889	$13,757

Reconciliation of cash, cash equivalents and restricted cash to consolidated balance sheets:
Cash and cash equivalents	$10,607	$9,475
Restricted cash	4,282	4,282

Cash, cash equivalents and restricted cash in consolidated balance sheets	$14,889	$13,757

Supplemental cash flow information
Cash paid for income taxes	$1	$5,109
Supplemental disclosures of noncash investing and financing activities
Purchase of property and equipment included in accounts payable	$48	$61
Vesting of early exercised stock options	$47	$44
Exercise of redeemable convertible preferred stock tranche liability	$—	$902
Termination of redeemable convertible preferred stock tranche liability	$1,143	$—
Settlement of TRDF liability	$88	$—
Redeemable convertible preferred stock warrants issued in exchange of services in connection with issuance of Series B redeemable convertible preferred stock recorded as issuance costs	$2,131	$—

The accompanying notes are an integral part of these financial statements

F2-6

ADICET BIO, Inc.

Notes to Consolidated Financial Statements

1. Organization and Nature of the Business

Adicet Bio, Inc. (the “Company”) is a pre-clinical stage biotechnology company engaged in the design and development of a new generation of allogeneic immunotherapies for cancer and other diseases. The Company was incorporated in November 2014 in Delaware and is headquartered in Menlo Park, California.

Adicet Bio Israel Ltd. (formerly Applied Immune Technologies Ltd.) (“Adicet Israel”) is a wholly owned subsidiary of the Company and is located in Haifa, Israel. Adicet Israel was founded in 2006 and is a drug development company specializing in T-Cell Receptor-Like (“TCRL”) antibodies that are targeted to intracellular-derived peptides for a variety of therapeutic and diagnostic applications. In 2019, the Company consolidated its operations, including research and development activities, in the United States and as a result substantially reduced its operations in Israel.

Liquidity and Going Concern

The Company has incurred significant net operating losses and negative cash flows from operations since inception and had an accumulated deficit of $69.6 million as of December 31, 2019. The Company has historically financed its operations primarily through a collaboration and licensing arrangement, as well as through the private placement of equity securities. To date, none of the Company’s product candidates have been approved for sale and therefore the Company has not generated any revenue from product sales. Management expects operating losses and negative cash flows to continue for the foreseeable future, until such time, if ever, that it can generate significant sales of its product candidates currently in development.

Management believes that the Company’s cash, cash equivalents and marketable debt securities will not be sufficient for the Company to continue as a going concern for at least one year from the issuance date of these accompanying consolidated financial statements. The Company believes that this raises substantial doubt about its ability to continue as a going concern. As a result, the Company will be required to raise additional capital, however, there can be no assurance as to whether additional financing will be available on terms acceptable to the Company, if at all. If sufficient funds on acceptable terms are not available when needed, the Company could be required to significantly reduce its operating expenses and delay, reduce the scope of or eliminate one or more of its development programs. Failure to manage discretionary spending or raise additional financing, as needed, may adversely impact the Company’s ability to achieve its intended business objectives and have an adverse effect on its results of operations and future prospects.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The accompanying consolidated financial statements do not reflect any adjustments relating to the recoverability and reclassifications of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements and related disclosures have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation. An adjustment has been made to the consolidated statement of operations and comprehensive loss for the year ended December 31, 2018, to reclassify interest income from general and administrative to other income, net. An

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ADICET BIO, Inc.

Notes to Consolidated Financial Statements

adjustment has also been made to the consolidated balance sheet for the year ended December 31, 2018, to reclassify balances recorded within prepaid expenses and other current assets and accrued and other current liabilities to deferred rent, net of current portion.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation. The functional and reporting currency of the Company and its subsidiary is the U.S. dollar.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Such estimates include the valuation of the redeemable convertible preferred stock warrant liability, the redeemable convertible preferred stock tranche liability, the Technion Research and Development Foundation liability (“TRDF Liability”) (see Note 12), deferred tax assets, useful lives of property and equipment, accruals for research and development activities, revenue recognition and stock-based compensation. Actual results could differ from those estimates.

Segments

The Company operates and manages its business as one reportable and operating segment, which is the business of research and development of allogeneic immunotherapies for cancer and other diseases. The Company’s Chief Executive Officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for purposes of allocating resources and evaluating financial performance.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, and marketable debt securities. The Company’s cash and cash equivalents are held at two financial institutions in the United States of America and one financial institution in Israel and such amounts may, at times, exceed insured limits. The Company invests its cash equivalents and marketable debt securities in money market funds, U.S. government securities, commercial paper, corporate bonds, and asset-backed securities. The Company limits its credit risk associated with cash equivalents and marketable debt securities by placing them with banks and institutions it believes are highly creditworthy and in highly rated investments. The Company has not experienced any losses on its deposits of cash and cash equivalents and marketable debt securities to date.

The Company has one customer, Regeneron Pharmaceuticals, Inc. (“Regeneron”), which represents 100% of the Company’s total revenue during the years ended December 31, 2019 and 2018 (see Note 8).

Risks and Uncertainties

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, protection of proprietary technology, dependence on key personnel, compliance with government regulations and the need to obtain additional financing to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical studies, clinical trials and

F2-8

ADICET BIO, Inc.

Notes to Consolidated Financial Statements

regulatory approval, prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel infrastructure and extensive compliance and reporting.

The Company’s product candidates are still in development and, to date, none of the Company’s product candidates have been approved for sale and, therefore, the Company has not generated any revenue from product sales.

There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s intellectual property will be obtained or maintained, that any products developed will obtain necessary government regulatory approval or that any approved products will be commercially viable. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will generate revenue from product sales. The Company operates in an environment of rapid change in technology and substantial competition from other pharmaceutical and biotechnology companies.

The current COVID-19 (coronavirus) pandemic, which is impacting worldwide economic activity, poses risk that the Company or its employees, contractors, suppliers, and other partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. The extent to which the coronavirus impacts the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that will emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. COVID-19 may impact the timing of regulatory approval of the INDs for clinical trials, the enrollment of any clinical trials that are approved, the availability of clinical trial materials and regulatory approval and commercialization of our products. COVID-19 may also impact the Company’s ability to access capital, which could negatively impact short-term and long-term liquidity.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with maturities of three months or less from the purchase date to be cash equivalents. As of December 31, 2019 and 2018, cash and cash equivalents consist of cash deposited with a bank, investments in money market funds, investments in corporate debt securities and commercial paper with maturities of three months or less from the date of purchase.

Marketable Debt Securities

The Company’s marketable debt securities consist of U.S. government securities, commercial paper, corporate bonds, and asset-backed securities. The Company designates all investments as available-for-sale and therefore reports them at fair value, based on quoted marked prices, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) as a component of stockholders’ equity until realized. The cost of securities sold is based on the specific-identification method. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in other income, net. Realized gains and losses and declines in value judged to be other-than-temporary, if any, on available-for-sale securities are included in other income, net. Interest and dividends on securities classified as available-for-sale are included in other income, net. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. Marketable debt securities with contractual maturities greater than 12 months are presented as long-term marketable debt securities on the consolidated balance sheets.

The Company regularly reviews all its marketable debt securities for other-than-temporary declines in fair value. The review includes the consideration of the cause of the impairment, including the creditworthiness of the security issuers, the number of securities in an unrealized loss position, the severity and duration of the unrealized losses, whether the Company has the intent to sell the securities and whether it is more likely than not

F2-9

ADICET BIO, Inc.

Notes to Consolidated Financial Statements

that the Company will be required to sell the securities before the recovery of their amortized cost basis. If a debt security is in an unrealized loss position and the Company has the intent to sell the debt security, or it is more likely than not that the Company will have to sell the debt security before recovery of its amortized cost basis, the decline in value is deemed to be other-than-temporary and is recorded to other-than-temporary impairment losses recognized in other income, net in the consolidated statements of income. For impaired debt securities that the Company does not intend to sell or it is more likely than not that the Company will not have to sell such securities, but the Company expects that it will not fully recover the amortized cost basis, the credit component of the other-than-temporary impairment is recognized other income, net in the consolidated statements of operations and comprehensive loss and the non-credit component of the other-than-temporary impairment is recognized in other comprehensive loss. No other-than-temporary decline in the fair value of marketable debt securities has been recognized to date.

Restricted Cash

Restricted cash is comprised of cash that is restricted as to withdrawal or use under the terms of certain contractual agreements. Restricted cash for years ended December 31, 2019 and 2018 consists of collateral for letters of credit issued in connection with the real estate leases (see Note 9).

Fair Value of Financial Instruments

The carrying amounts of certain financial instruments of the Company, including cash equivalents, restricted cash, accounts payable and accrued and other current liabilities approximate fair value due to their relatively short maturities. The Company’s marketable debt securities, redeemable convertible preferred stock warrant liability, redeemable convertible preferred stock tranche liability and TRDF Liability are carried at fair value (see Notes 3 and 4).

Redeemable Convertible Preferred Stock

The Company records all shares of redeemable convertible preferred stock at their respective fair values on the dates of issuance, net of issuance costs, if applicable. The redeemable convertible preferred stock is recorded outside of permanent equity because while it is not mandatorily redeemable, in certain events considered not solely within the Company’s control, such as a merger, acquisition or sale of all or substantially all of the Company’s assets (each, a “deemed liquidation event”), the redeemable convertible preferred stock will become redeemable at the option of the holders of at least a majority of the then outstanding shares. The Company has not adjusted the carrying values of the redeemable convertible preferred stock to its liquidation preference because a deemed liquidation event obligating the Company to pay the liquidation preferences to holders of shares of redeemable convertible preferred stock is not probable of occurring. Subsequent adjustments to the carrying values to the liquidation preferences will be made only when it becomes probable that such a deemed liquidation event will occur.

Redeemable Convertible Preferred Stock Tranche Liability

The Company determined that its obligations to issue additional shares of redeemable convertible preferred stock upon the achievement of certain milestones or at the option of the respective holders of such shares represent freestanding financial instruments. These instruments were initially measured at fair value and were subject to remeasurement with changes in fair value recognized in other income, net in the consolidated statements of operations and comprehensive loss until they were exercised, terminated or settled (see Note 11).

F2-10

ADICET BIO, Inc.

Notes to Consolidated Financial Statements

Redeemable Convertible Preferred Stock Warrants

The Company’s redeemable convertible preferred stock warrants require liability classification and accounting as the underlying redeemable convertible preferred stock is considered contingently redeemable and may obligate the Company to transfer assets to the holders at a future date upon occurrence of a deemed liquidation event. The warrants are recorded at fair value upon issuance and are subject to remeasurement to fair value at each balance sheet date, with any changes in fair value recognized in other income, net in the consolidated statements of operations and comprehensive loss. The Company will continue to adjust the warrant liability for changes in fair value until the earlier of the exercise or expiration of the redeemable convertible preferred stock warrants, the occurrence of a deemed liquidation event or the conversion of redeemable convertible preferred stock into common stock.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets, generally three years. Leasehold improvements are amortized using the straight-line method over the shorter of the assets’ estimated useful lives or the remaining term of the lease. Maintenance and repairs are charged to operations as incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the consolidated balance sheet and any resulting gain or loss is reflected in the consolidated statements of operations and comprehensive loss in the period realized.

Impairment of Long-Lived Assets

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability is measured by comparison of the carrying amount of the asset or asset group to the future net cash flows which the asset or asset group is expected to generate. If such asset or asset group is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. There has been no such impairment of long-lived assets during the years ended December 31, 2019 and 2018.

Revenue Recognition

Under Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), the Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps as prescribed by ASC 606:

(i)	identify the contract(s) with a customer;

(ii)	identify the performance obligations in the contract;

(iii)	determine the transaction price;

(iv)	allocate the transaction price to the performance obligations in the contract; and

(v)	recognize revenue when (or as) the Company satisfies a performance obligation.

A contract with a customer exists when (i) the Company enters into a legally enforceable contract with a customer that defines each party’s rights regarding the products or services to be transferred and identifies the payment terms related to these products or services, (ii) the contract has commercial substance and (iii) the

F2-11

ADICET BIO, Inc.

Notes to Consolidated Financial Statements

Company determines that collection of substantially all consideration for products or services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company identifies the goods or services promised and determines the performance obligations by assessing whether each promised good or service is distinct. Goods or services that are not distinct are bundled with other goods or services in the contract until a bundle of goods or services that is distinct is created. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

All of the Company’s revenues are derived through a license and collaboration agreement (see Note 8).

For revenue recognition purposes, the Company determines the term of its license or collaboration agreements by evaluating the period during which present and enforceable rights and obligations exist. This determination is impacted by the existence of substantive termination penalties, among other factors.

The Company recognizes revenue under the Company’s license or collaboration agreements that are within the scope of ASC 606. The Company’s contract with customer includes promises related to licenses to intellectual property and research and development services. If the license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenue from non-refundable, up-front fees allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, the Company utilizes judgement to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, up-front fees. Accordingly, the transaction price is generally comprised of a fixed fee due at contract inception and at specified future dates, variable consideration in the form of milestone payments due upon the achievement of specified events and tiered royalties earned when customers recognize net sales of licensed products. The Company measures the transaction price based on the amount of consideration to which it expects to be entitled in exchange for transferring the promised goods and/or services to the customer. The Company utilizes the “most likely amount” method to estimate the amount of variable consideration to which it will be entitled for the contract (see Note 8). Amounts of variable consideration are included in the transaction price to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. At the inception of each arrangement that includes development and regulatory milestone payments, the Company evaluates whether the associated event is considered most likely to be achieved and estimates the amount to be included in the transaction price.

Payments or reimbursements for the Company’s research and development efforts where such efforts are considered part of or a single performance obligation are recognized over time using a measure of progress that best reflects the Company’s performance in satisfying the obligation and are presented on a gross basis.

Upfront payments are recorded as contract liabilities upon receipt or when due and may require deferral of revenue recognition to a future period until the Company performs its obligation under these arrangements. Amounts payable to the Company are recorded as accounts receivable when the Company’s right to consideration is unconditional. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

F2-12

ADICET BIO, Inc.

Notes to Consolidated Financial Statements

For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any royalty revenue resulting from its collaboration arrangement.

Research and Development Expenses

Research and development expenses include costs directly attributable to the conduct of research and development programs, including payroll and related expenses, costs for contract manufacturing organizations (“CMOs”), costs for contract research organizations (“CROs”), materials, supplies, depreciation on and maintenance of research equipment, consulting costs, and the allocated portions of facility costs, such as rent, utilities, insurance, repairs and maintenance, depreciation, information technology costs and general support services. All costs associated with research and development are expensed within the consolidated statements of operations and comprehensive loss as incurred.

Costs incurred in obtaining technology licenses are charged to research and development expense as acquired in-process research and development if the technology licensed has not reached technological feasibility and has no alternative future use.

Accrued Research and Development

The Company has entered into various agreements with CMOs and CROs. The Company’s research and development accruals are estimated based on the level of services performed, progress of the studies, including the phase or completion of events, and contracted costs. The estimated costs of research and development provided, but not yet invoiced are included in accrued and other current liabilities on the consolidated balance sheets. If the actual timing of the performance of services or the level of effort varies from the original estimates, the Company will adjust the accrual accordingly. Payments made to CMOs and CROs under these arrangements in advance of the performance of the related services are recorded as prepaid expenses and other current assets on the consolidated balance sheets until the services are rendered. Through December 31, 2019 there had been no material adjustments to the Company’s prior period estimates of accrued research and development expenses.

Leases

The Company categorizes leases at their inception as either operating or capital leases. Where leases contain escalation clauses, rent abatements or concessions, such as rent holidays and landlord or tenant incentives or allowances, the Company applies them in the determination of straight-line rent expense over the non-cancellable lease term.

The Company records the difference between the rent paid and the straight-line rent expense as a deferred rent liability on the consolidated balance sheets. Leasehold improvements funded by landlord incentives or allowances are recorded as leasehold improvement assets and a corresponding deferred rent liability on the consolidated balance sheets. The leasehold improvement asset is amortized over the shorter of the term of the lease or the useful life of the asset. The deferred rent liability is amortized on a straight-line basis as a reduction to rent expense over the lease term. The current portion of deferred rent is recorded within accrued and other current liabilities on the consolidated balance sheets.

Leasehold improvements funded by the Company that are considered landlord’s assets are recorded as prepaid rent and is amortized on a straight-line basis as an increase to rent expense over the lease term.

F2-13

ADICET BIO, Inc.

Notes to Consolidated Financial Statements

Rent paid before the lease commences is recorded as prepaid rent and is amortized on a straight-line basis as an increase of rent expense over the lease term.

Fair Value of Common Stock

The fair value of the Company’s common stock is determined by its Board of Directors with input from management and third-party valuation specialists. The Company’s approach to estimate the fair value of the Company’s common stock is consistent with the methods outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Determining the best estimated fair value of the Company’s common stock requires significant judgement and management considers several factors, including the Company’s stage of development, equity market conditions affecting comparable public companies, significant milestones and progress of research and development efforts.

Stock-Based Compensation

The Company accounts for stock-based compensation arrangements with employees and non-employees using a fair value method which requires the recognition of compensation expense for costs related to all stock-based payments including stock options. The fair value method requires the Company to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option-pricing model to estimate the fair value of options granted that are expensed on a straight-line basis over the requisite service period, which is generally the vesting period. The Company accounts for forfeitures as they occur. Option valuation models, including the Black-Scholes option-pricing model, require the input of several assumptions. Changes in the assumptions used can materially affect the grant-date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility and the expected life of the award.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes and for operating loss and tax credit carryforwards. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes.

The Company’s deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce deferred tax assets if it is determined that it is more likely than not that all or a portion of the deferred tax asset will not be realized. The Company considers many factors when assessing the likelihood of future realization of deferred tax assets, including recent earnings results, expectations of future taxable income, carryforward periods available and other relevant factors. The Company records changes in the required valuation allowance in the period that the determination is made.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available as of the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, the Company records the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, the Company does not recognize a tax benefit in the financial statements. The Company records interest and penalties related to uncertain tax positions, if applicable, as a component of income tax expense (benefit).

F2-14

ADICET BIO, Inc.

Notes to Consolidated Financial Statements

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as a change in equity of a business enterprise during a period, resulting from transactions from non-owner sources. The other comprehensive loss disclosed in the Company’s consolidated statements of operations and comprehensive loss for the years ended December 31, 2019 and 2018 consists of changes in unrealized gains and losses on marketable debt securities.

Net Loss per Share Attributable to Common Stockholders

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common stock outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common stock and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, the redeemable convertible preferred stock, redeemable convertible preferred stock warrants, redeemable convertible preferred stock tranche liability, common stock subject to repurchase and stock options are considered to be potentially dilutive securities. Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities as the redeemable convertible preferred stock and early exercised stock options are considered to be participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income (loss) available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to share in undistributed earnings as if all income (loss) for the period had been distributed. The Company’s participating securities do not have a contractual obligation to share in the Company’s losses. As such, the net loss is attributed entirely to common stockholders. Since the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share for those periods.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (the “FASB”) under its Accounting Standard Codifications (“ASC”) or other standard setting bodies and adopted by the Company as of the specified effective date, unless otherwise discussed below.

Recently Adopted Accounting Pronouncements

In August 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU clarifies how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The Company adopted this ASU effective January 1, 2019. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash. Therefore, amounts generally described as restricted cash should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted ASU 2016-18 as of January 1, 2018 using a retrospective transition method to each period presented. As a result, net cash used in investing activities for the year ended December 31, 2017 was adjusted to exclude the change in restricted cash.

F2-15

ADICET BIO, Inc.

Notes to Consolidated Financial Statements

Restricted cash amount as of December 31, 2017 was primarily related to security deposit and collateral for letter of credit.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. This ASU simplifies the accounting for certain financial instruments with down round features, a provision in an equity-linked financial instrument (or embedded feature) that provides a downward adjustment of the current exercise price based on the price of future equity offerings. Down round features are common in warrants, preferred shares and convertible debt instruments issued by private companies and early-stage public companies. This update requires companies to disregard the down round feature when assessing whether the instrument is indexed to its own stock, for purposes of determining liability or equity classification. The amendments in Part I should be applied (1) retrospectively to outstanding financial instruments with a down round feature by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the first fiscal year and interim periods; (2) retrospectively to outstanding financial instruments with a down round feature for each prior reporting period presented. The amendments in Part II do not require any transition guidance because those amendments do not have an accounting effect. The Company adopted this ASU effective January 1, 2019. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements and related disclosures.

In March 2018, the FASB issued ASU No. 2018-05, Income Taxes (Topic 740)—Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118. This ASU amends ASC 740, Income Taxes, to provide guidance on accounting for the tax effects of the Tax Cuts and Jobs Act (the “Tax Act”) pursuant to Staff Accounting Bulletin No. 118, which allows companies to complete the accounting under ASC 740 within a one-year measurement period from the Tax Act enactment date. This ASU was effective upon issuance. The Company has applied the guidance in this ASU during the year ended December 31, 2018 (see Note 17).

Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASC 842”), which sets out the principles for the recognition, measurement, presentation, and disclosure of leases for both parties to a contract (i.e. lessees and lessors). In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases, which provides clarification to ASU 2016-02. In March 2019, the FASB issued ASU 2019-01, which provides clarification on implementation issues associated with adopting ASU 2016-02. These ASUs (collectively the “new leasing standard”) requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. ASC 842 provides a lessee with an option to not account for leases with a term of 12 month or less as leases in the scope of ASC 842. ASC 842 supersedes the previous leases standard, ASC 840 Leases. The new leasing standard is effective for public business entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years, and should be applied through a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Early adoption is permitted. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, which allows entities to elect an optional transition method where entities may continue to apply the existing lease guidance during the comparative periods and apply the new lease requirements through a cumulative effect adjustment in the period of adoptions rather than in the earliest period presented. In June 2020, the FASB issued ASU 2020-05, which delays the adoption dates for ASU 2016-02 for

F2-16

ADICET BIO, Inc.

Notes to Consolidated Financial Statements

non-public entities to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application continues to be allowed. The Company is currently evaluating the impact the adoption of these ASUs will have on its financial statements and related disclosures. The Company expects to recognize a right-of-use asset and corresponding lease liability for its real estate operating leases upon adoption, expecting to use the modified retrospective approach for the ASU adoption.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. This ASU replaces the existing incurred loss impairment model with an expected loss model. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in earlier recognition of credit losses. For public business entities that meet the definition of a Securities and Exchange Commission (“SEC”) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, adoption is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For SEC filers that are eligible to be smaller reporting companies and for all other entities, this ASU is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact the adoption of this ASU will have on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements. The new disclosure requirements include disclosure related to changes in unrealized gains or losses included in other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of each reporting period and the explicit requirement to disclose the range and weighted-average of significant unobservable inputs used for Level 3 fair value measurements. This ASU removes the requirement to disclose: the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; the policy for timing of transfers between levels; and the valuation processes for Level 3 fair value measurements. For all entities, this ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact the adoption of this ASU will have on its consolidated financial statements and related disclosures.

In November 2018, FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction Between Topic 808 and Topic 606, which is intended to clarify the circumstances under which certain transactions in collaborative arrangements should be accounted for under the revenue recognition standard. Certain transactions between collaboration arrangement participants should be accounted for as revenue under ASC Topic 606 when the collaborative arrangement participant is a customer in the context of a unit of account. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. For all other entities, this ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact the adoption of this ASU will have on its consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes, which simplify various aspects related to the accounting for income taxes. This ASU removes exceptions to the general principles in Topic 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. For public companies, this ASU is effective for interim and annual reporting periods beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after

F2-17

ADICET BIO, Inc.

Notes to Consolidated Financial Statements

December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact the adoption of this ASU will have on its consolidated financial statements and related disclosures.

3. Fair Value Measurements

The Company determines the fair value of financial and non-financial assets and liabilities using the fair value hierarchy which establishes three level of inputs that may be used to measure fair value, as follows:

Level 1 — Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs which reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values (in thousands):

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$7,232	$—	$—	$7,232

Cash equivalents(1)	7,232	—	—	7,232
Asset-backed securities	—	19,598	—	19,598
Corporate debt securities	—	19,394	—	19,394
Commercial paper	—	17,892	—	17,892
U.S. Government agency bonds	—	5,497	—	5,497

Marketable debt securities	—	62,381	—	62,381

Total fair value of assets	$7,232	$62,381	$—	$69,613

Liabilities:
Redeemable convertible preferred stock warrant liability	$—	$—	$1,881	$1,881

Total fair value of liabilities	$—	$—	$1,881	$1,881

F2-18

ADICET BIO, Inc.

Notes to Consolidated Financial Statements

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$2,868	$—	$—	$2,868
Corporate debt securities	—	1,250	—	1,250
Commercial paper	—	997	—	997

Cash equivalents(1)	2,868	2,247	—	5,115
Asset-backed securities	—	4,725	—	4,725
Corporate debt securities	—	4,525	—	4,525
Commercial paper	—	5,919	—	5,919

Marketable debt securities	—	15,169	—	15,169

Total fair value of assets	$2,868	$17,416	$—	$20,284

Liabilities:
Redeemable convertible preferred stock tranche liability	$—	$—	$3,113	$3,113
TRDF liability	—	—	142	142

Total fair value of liabilities	$—	$—	$3,255	$3,255

(1)	Included in cash and cash equivalents in the consolidated balance sheets

Money market funds are included within Level 1 of the fair value hierarchy because they are valued using quoted market prices. Corporate debt securities, U.S. government agency bonds, commercial paper and asset-backed securities are classified within Level 2 of the fair value hierarchy as they take into consideration valuations obtained from third-party pricing services. The pricing services utilize industry standard valuation models, including both income-based and market-based approaches, for which all significant inputs are observable, either directly or indirectly, to estimate the fair value. These inputs include reported trades of and broker/dealer quotes on the same or similar securities, issuer credit spreads, benchmark securities, prepayment/default projections based on historical data and other observable inputs.

The following table presents a summary of the changes in the fair value of the Company’s Level 3 financial instrument (in thousands):

	Redeemable Convertible Preferred Stock Tranche Liability	TRDF Liability	Redeemable Convertible Preferred Stock Warrant Liability
Fair value as of January 1, 2018	$8,557	$136	$—
Change in the fair value included in other income, net	(4,542)	6	—
Exercise	(902)	—	—

Fair value as of December 31, 2018	3,113	142	—
Recognition of preferred stock warrant liabilities	—	—	2,131
Settlement	—	(88)	—
Change in the fair value included in other income, net	(1,970)	(54)	(250)
Termination	(1,143)	—	—

Fair value as of December 31, 2019	$—	$—	$1,881

F2-19

ADICET BIO, Inc.

Notes to Consolidated Financial Statements

The fair value of the redeemable convertible preferred stock tranche liability, TRDF Liability and the redeemable convertible preferred stock warrant liability are based on significant unobservable inputs, which represent Level 3 measurements within the fair value hierarchy. In determining the fair value of the redeemable convertible preferred stock tranche liability and redeemable convertible preferred stock warrants, the Company used the Black-Scholes option pricing model to estimate the fair value using unobservable inputs including the expected term, expected volatility, risk-free interest rate and dividend yield (see Notes 11 and 13). The fair value of the TRDF Liability was determined based on the fair value of the Company’s Series A redeemable convertible preferred stock (see Note 12). There were no transfers between Level 1 and Level 2 during the years ended December 31, 2019 and 2018.

4. Marketable Debt Securities

The following tables summarize the Company’s marketable debt securities (in thousands):

	December 31, 2019
	Amortized Cost	Unrealized Losses	Unrealized Gains	Fair Value
Asset-backed securities	$19,589	$(1)	$10	$19,598
Corporate debt securities	19,387	(3)	9	19,393
Commercial paper	17,882	—	11	17,893
U.S. Government agency bonds	5,500	(3)	—	5,497

Total	$62,358	$(7)	$30	$62,381

	December 31, 2018
	Amortized Cost	Unrealized Losses	Unrealized Gains	Fair Value
Asset-backed securities	$4,730	$(5)	$—	$4,725
Corporate debt securities	5,778	(3)	—	5,775
Commercial paper	6,921	(5)	—	6,916

Total	$17,429	$(13)	$—	$17,416

The following table summarizes the Company’s marketable debt securities by contractual maturity (in thousands):

	December 31, 2019
	Amortized Cost	Fair Value
Within one year	$51,777	$51,793
After one year through five years	10,581	10,588
After five years	—	—

Total	$62,358	$62,381

The following table summarizes the classification of the Company’s marketable debt securities in the consolidated balance sheets (in thousands):

	December 31
	2019	2018
Cash and cash equivalents	$—	$2,247
Short-term marketable debt securities	51,793	15,169
Long-term marketable debt securities	10,588	—

Total	$62,381	$17,416

F2-20

ADICET BIO, Inc.

Notes to Consolidated Financial Statements

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31
	2019	2018
Prepaid expenses	$672	$923
Tax receivable	722	2,143
Interest receivable	213	67
Other current assets	179	58

Total	$1,786	$3,191

6. Property and Equipment, net

Property and equipment, net consisted of the following (in thousands):

		As of December 31,
	Useful life (years)	2019	2018
Laboratory equipment	3	$3,872	$3,952
Leasehold improvements	Lesser of useful life or lease term	1,327	1,350
Furniture and fixtures	3	68	167
Construction in progress	—	300	168
Computer equipment	3	42	130
Software	3	150	140

		5,759	5,907
Less: Accumulated depreciation and amortization		(3,638)	(3,657)

Property and equipment, net		$2,121	$2,250

Depreciation and amortization expense for each of the years ended December 31, 2019 and 2018 was $1.2 million. All of the Company’s property and equipment as of December 31, 2019 is located in the U.S. As of December 31, 2018, the carrying value of property and equipment located in the U.S. and Israel was $2.1 million and $0.2 million, respectively.

7. Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following (in thousands):

	December 31
	2019	2018
Accrued compensation	$1,359	$1,665
Accrued research and development expenses	450	556
Accrued professional services	301	446
Early exercised stock option liability	—	47
Accrued other liabilities	710	353

Total	$2,820	$3,067

F2-21

ADICET BIO, Inc.

Notes to Consolidated Financial Statements

8. Regeneron License and Collaboration Arrangement

Agreement Terms

On July 29, 2016, the Company entered into a license and collaboration agreement with Regeneron Pharmaceuticals, Inc. (“Regeneron”), which was amended in April 2019, with such amendment becoming effective in connection with Regeneron’s investment in the Company’s Series B redeemable convertible preferred stock private placement transaction in July 2019 (as amended, the “Regeneron Agreement”).

Agreement Structure. The Regeneron Agreement has two principal components: (a) a research collaboration component under which the parties will research, develop, and commercialize next-generation engineered gamma delta immune cell therapeutics (“ICPs”), namely engineered gamma delta immune cells with chimeric antigen receptors (“CARs”) and T-cell receptors (“TCRs”) directed to disease-specific cell surface antigens, which includes the grant of certain licenses to intellectual property between the two parties, and (b) for a certain period following the effective date, a license to the Company to use certain of Regeneron’s proprietary mice to develop and commercialize ICPs generated by the Company, with certain limitations relating to targets under the Regeneron Agreement.

Research Collaboration. Research activities under the collaboration are governed by research plans, which include the strategy, goals, activities, and responsibilities of the parties with respect to a target. The Company is primarily responsible for generating, validating, and optimizing ICPs, developing processes for manufacture of ICPs, and certain preclinical and clinical manufacturing activities for ICPs; Regeneron’s key responsibility is generating, validating, and optimizing CARs and TCRs that bind to the applicable target. The parties have formed a joint research committee to monitor and govern the research and development efforts during the research program term.

Rights to Research Targets. Under the terms of the five-year research collaboration, the parties will conduct research on mutually agreed upon targets. Regeneron may obtain exclusive rights for the targets that it chooses in accordance with the target selection mechanism set forth in the Regeneron Agreement, and the Company similarly may obtain exclusive rights for targets it chooses in accordance with such target selection mechanism. The Company has the right to develop and commercialize ICPs to the first collaboration target to come out of the research program. In connection with an IND submission, Regeneron has an option to exercise exclusive rights for ADI-002 and potentially for additional targets to be mutually agreed upon. For those targets it does not have an option to license, Regeneron has a right of first negotiation for up to two targets. Regeneron has the right to terminate the research program in its entirety (a) for convenience on six months prior written notice given at any time after December 31, 2019, or (b) following a change of control (as defined in the Regeneron Agreement) of the Company. The parties mutually agreed to their first product declaration criteria for collaboration ICP, CD20, in 2018.

Rights to Company-Developed Targets. Regeneron has an exclusive license to use targeting moieties generated by the Company by its use of Regeneron’s proprietary mice to develop and commercialize non-ICPs.

Exclusivity. During the five-year target selection period, the Company may not directly or indirectly research, develop, manufacture or commercialize an ICP, or grant a license to do the foregoing, except pursuant to the agreement. For so long as either party is researching or developing an ICP to a target under the research program, neither party may research, develop, manufacture or commercialize any other ICP to such target, or grant a license to do the foregoing. And for so long as a party is researching, developing or commercializing an ICP to target that is licensed to it (and royalty bearing) under the agreement, neither party may research, develop, manufacture or commercialize any other ICP to such target, or grant a license to permit another party to do the foregoing. These exclusivity obligations are limited to engineered gamma delta immune cells to targets

F2-22

ADICET BIO, Inc.

Notes to Consolidated Financial Statements

reasonably considered to have therapeutic relevance in oncology. The Regeneron Agreement includes certain exceptions to the exclusivity obligations of the parties, including with respect to targets that are rejected by one party in the target selection process, as well as protections in the event of a change of control of a party where the acquirer has a competing program.

Co-Funding and Profit Sharing. The Company has an option to co-fund specified portions of the future development costs for, and to co-promote, ICPs to a target for which Regeneron has exercised an option, and to participate in the profits for such target. The Company has the right to exercise this right in various geographic regions, including on a worldwide basis. In the event the Company exercises such right, the parties will share further development costs and revenues proportionally to their co-funding percentages.

Financial Terms. The Company received a non-refundable upfront payment of $25.0 million from Regeneron upon execution of the Regeneron Agreement, has received an aggregate of $10.0 million of additional payments for research funding from Regeneron as of December 31, 2019. In addition, Regeneron may have to pay the Company additional amounts in the future consisting of up to an aggregate of $100.0 million of option exercise fees, as specified in the Regeneron Agreement. Regeneron must also pay the Company high single digit royalties as a percentage of net sales for ICPs to targets for which it has exclusive rights, and low single digit royalties as a percentage of net sales on any non-ICP product comprising a targeting moiety generated by the Company through the use of Regeneron’s proprietary mice. The Company must pay Regeneron mid-single to low double digit, but less than teens, of royalties as a percentage of net sales of ICPs to targets for which the Company has exercised exclusive rights, and low to mid-single digit of royalties as a percentage of net sales of targeting moieties generated from the Company’s license to use Regeneron’s proprietary mice. Royalties are payable until the longer of the expiration or invalidity of the licensed patent rights or twelve (12) years from first commercial sale.

Other Terms. The Regeneron Agreement contains customary representations, warranties and covenants by the Company and Regeneron and includes (i) an obligation of the Company to use commercially reasonable efforts to develop and commercialize at least one product based on a collaboration ICP that is not an optioned collaboration ICP for each collaboration target and (ii) an obligation of Regeneron to use commercially reasonable efforts to develop and commercialize at least one product based on an optioned collaboration ICP for each collaboration target. The Company and Regeneron are required to indemnify the other party against all losses and expenses related to breaches of its representations, warranties and covenants under the Regeneron Agreement.

Term and Termination. The term of the Regeneron Agreement expires, on a product by product basis, on the expiration of the obligation to pay royalties for such product. The Regeneron Agreement is subject to early termination by either party upon uncured material breach by the other party. The licenses to develop and commercialize an ICP to a target that one party has exclusively licensed may be terminated by such party for convenience.

Equity Investments. In connection with its collaboration, Regeneron and the Company entered into a side letter pursuant to which, among other matters, Regeneron was granted certain stockholder rights and investment rights in connection with the Company’s next equity financing that met certain criteria and in connection with an initial public offering by the Company. Regeneron exercised its investment right and purchased approximately $10.0 million of the Company’s Series B redeemable convertible preferred stock in a private placement transaction in July 2019. The remaining obligations under the side letter agreement will terminate immediately prior to the effective time of the resTORbio Merger (as defined in Note 20).

F2-23

ADICET BIO, Inc.

Notes to Consolidated Financial Statements

Revenue Recognition

The Company identified the following material promises under the Regeneron Agreement: (1) a research license, (2) a collaboration invention license, (3) a trademark license, (4) research and development services during the research term, (5) manufacturing services to manufacture collaboration ICPs for the research programs, (6) participation in the joint research committee, and (7) information sharing during the research term. The Company considered that the licenses granted under the Regeneron Agreement are not capable of being distinct and are not distinct from the research and development and manufacturing services within the context of the Regeneron Agreement, because 1) such licenses are for the research and development effort during the research term, unless Regeneron exercises its option under the Regeneron Agreement, 2) the research and development services significantly increase the utility of such licenses, and 3) research and development services require collaboration ICPs being manufactured. Specifically, the Company’s granted licenses can only provide benefit to Regeneron in combination with the Company’s research and development and manufacturing services to discover the collaboration ICPs. Similarly, the participation in the joint research committee and information sharing are not capable of being distinct and are not distinct from the research and development and manufacturing services within the context of the agreement, because the participation in the joint research committee is for monitoring and governing of the research and development efforts and the information sharing is for sharing results of such research and development efforts. Therefore, all of the promises above are combined into a single performance obligation.

The Company also evaluated whether the option provided to Regeneron represents a material right that would require separate deferral and recognition. The option exercise will provide Regeneron with a development and commercial license to develop and commercialize the optioned collaboration ICPs. The Company concluded that the $25.0 million upfront payment to the Company was not negotiated to provide incremental discount for the future option fees payable upon Regeneron’s exercise of the option.

Regeneron could decide not to exercise the option at its own discretion. The exercise of the option by Regeneron is not certain and is dependent on many factors, such as progress made on the specific option-eligible collaboration ICP, Regeneron’s overall assessment of commercial feasibility of the further research, development and commercialization of the Option products, availability and cost of alternative programs and products. The option provides Regeneron with a license for intellectual property that will be improved from the inception of the Regeneron Agreement. In addition, the option fee is significant compared to the sum total of the upfront payment and research funding fees in the original Regeneron Agreement. Therefore, the Company determined that the option provided to Regeneron does not represent a material right and that any potential exercise of the option should be accounted as a separate contract. Hence, upon the option exercise by Regeneron the option fee would be allocated to the development and commercial license which would be the only performance obligation in that separate contract, and recognized as revenue when control of the license rights is transferred to Regeneron.

As of December 31, 2019, it is not probable that the Company will exercise its co-funding option for the optioned collaboration ICPs. If, as a result of changes in facts and circumstances, it becomes probable that the Company will exercise its co-funding option for an optioned collaboration ICP, then the Company will reassess the accounting of the option fees for such optioned collaboration ICP, including if nature of its relationship with Regeneron has changed from customer-vendor to collaboration partners.

For revenue recognition purposes, the Company determined that the duration of the contract is the same as the research term of five (5) years beginning on the execution of the Regeneron Agreement on July 29, 2016. The contract duration is defined as the period during which parties to the contract have present and enforceable rights and obligations. The Company determined that Regeneron faces significant in-substance penalties were it to terminate the Regeneron Agreement prior to the end of the research term.

F2-24

ADICET BIO, Inc.

Notes to Consolidated Financial Statements

In order to determine the transaction price, the Company evaluated all the payments and licenses to be received from Regeneron during the duration of the contract. At contract inception, the Company determined a transaction price of the Regeneron Agreement consisting of the $25.0 million upfront payment and the aggregate research funding fees payable over the research term. Per the terms of the original Regeneron Agreement prior to the amendment effective from July 2019, the research funding fees were payable merely due to passage of time and therefore did not represent a variable consideration. After the amendment became effective in July 2019, certain of these fees became contingent upon the Company meeting certain development and regulatory milestones. Therefore, the Company concluded that after the amendment such potential payments became variable consideration, the receipt of which was subject to substantial uncertainty and therefore excluded from the transaction price upon the effective date of the amendment. As a result, the Company recorded $6.6 million as a reduction to cumulative revenue recognized prior to the amendment effective date. The Company will re-evaluate the transaction price if there is a significant change in facts and circumstances but at least at the end of each reporting period.

The Company also considered the existence of any significant financing component within the Regeneron Agreement given its upfront payment structure. Based upon this assessment, the Company concluded that the up-front payment was provided for valid business reasons and not for the purpose of providing financing. The reason for the initial advance payment at the beginning of the contract is not to provide financing to the Company, but to ensure Regeneron’s commitment to the contract and to provide assurance that the customer will perform its obligations under the contract. Accordingly, the Company has concluded that the upfront payment structure of the Regeneron Agreement does not result in the existence of a significant financing component.

The royalty payments will be recognized when the related sales occur as they were determined to relate predominantly to the intellectual property licenses granted to Regeneron and therefore have also been excluded from the transaction price.

The Company has determined that the combined performance obligation is satisfied over time. ASC 606 requires the Company to select a single revenue recognition method for the performance obligation that depicts the Company’s performance in transferring control of the services. Accordingly, the Company utilizes a cost-based input method to measure proportional performance and to calculate the corresponding amount of revenue to recognize. The Company believes this is the best measure of progress because it reflects how the Company transfers its performance obligation to Regeneron. In applying the cost-based input method of revenue recognition, the Company uses actual costs incurred relative to budgeted costs to fulfill the combined performance obligation. These costs consist primarily of internal full-time equivalent effort and third-party contract costs. Revenue is recognized based on actual costs incurred as a percentage of total budgeted costs as the Company completes its performance obligations over the research term of five years. A cost-based input method of revenue recognition requires management to make estimates of costs to complete the Company’s performance obligations. In making such estimates, significant judgment is required to evaluate assumptions related to cost estimates. The cumulative effect of revisions to estimated costs to complete the Company’s performance obligations will be recorded in the period in which changes are identified and amounts can be reasonably estimated. A significant change in these assumptions and estimates could have a material impact on the timing and amount of revenue recognized in future periods.

For the years ended December 31, 2019 and 2018, the Company recognized $1.0 million and $8.2 million of license and collaboration revenue representing revenue recognized under the Regeneron Agreement based on proportional performance.

F2-25

ADICET BIO, Inc.

Notes to Consolidated Financial Statements

The following table presents changes in the Company’s contract liabilities (in thousands):

Year ended December 31, 2019	Balance at beginning of period	Additions	Deductions(1)	Balance at end of period
Contract liability	$22,878	$—	$(995)	$21,883

Year ended December 31, 2018	Balance at beginning of period	Additions	Deductions	Balance at end of period
Contract liability	$26,059	$5,000	$(8,181)	$22,878

(1)	Deductions to contract liabilities relate to deferred revenue recognized as revenue during the reporting period.

Contract liabilities related to the Regeneron Agreement of $21.9 million and $22.9 million as of December 31, 2019 and 2018, respectively, which was comprised of the $25.0 million upfront payment and additional $5.0 million research funding fees in each of 2017 and 2018, less $13.1 million and $12.1 million of license and collaboration revenue recognized from the inception of the Regeneron Agreement as of December 31, 2019 and 2018, respectively, will be recognized as the combined performance obligation is satisfied.

During the years ended December 31, 2019 and 2018, the Company recognized $1.0 million and $8.2 million of license and collaboration revenue, respectively, from amounts included in the contract liability balances at the beginning of the period. There were no costs to obtain or fulfill the contract that meet the criteria to be capitalized.

9. Commitments and Contingencies

Operating Leases

On September 30, 2015, the Company entered into a lease agreement (the “Menlo Park Lease”) to lease approximately 17,352 square feet of office and laboratory space located in Menlo Park, California for its corporate headquarters. The total base lease payments over the life of the lease is $3.4 million, offset by $0.8 million in tenant improvement allowance. The lease expires on March 31, 2022.

The landlord maintains responsibility for maintenance and risk of loss throughout the term of the lease agreement. The lease is recorded as an operating lease.

On September 30, 2019, the Company entered into an amendment to the Menlo Park lease agreement for the office and laboratory space in Menlo Park to lease from the same landlord an additional nearby building with approximately 7,973 square feet of office and laboratory space. The lease commenced on October 1, 2019 and expires on March 31, 2021. The Company has an option to extend the lease term for one year commencing from April 1, 2021. The total base lease payments over the life of the lease is $0.4 million excluding payments for extended lease period.

In 2014, the Company signed an extension agreement to lease approximately 3,230 square feet of office and laboratory space located in Haifa, Israel. The term of the lease was 5 years commencing on January 1, 2014. The total lease payments over the life of the lease was $0.2 million. Subsequently, in June 2018, the Company signed an extension agreement No. 2 for a term of one year commencing on January 1, 2019 with an annual option to extend the term for an additional year up to four years. The lease was terminated on December 31, 2019.

In October 28, 2018, the Company entered into a new lease agreement to lease approximately 50,305 square feet of office and laboratory space located in Redwood City, California for its new corporate headquarters. The total base lease payments over the life of the lease is $29.5 million, offset by $3.0 million in tenant improvement allowance. The lease has not commenced as the office and laboratory space is not available for use by the Company. The lease expires on February 28, 2030.

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ADICET BIO, Inc.

Notes to Consolidated Financial Statements

The Company recognizes rent expense on a straight-line basis over the lease period. Rent expense recognized under all leases was $0.7 million and $0.5 million for the years ended December 31, 2019 and 2018, respectively.

The future minimum lease payments under all non-cancelable operating lease obligations as of December 31, 2019 were as follows (in thousands):

2020	$2,721
2021	3,518
2022	2,942
2023	2,798
2024	2,882
2025 and thereafter	16,328

Total	$31,189

In conjunction with the Menlo Park lease agreement, the Company issued a cash-collateralized letter of credit in lieu of security deposit of $0.2 million, which cash-collateral is included in restricted cash on the consolidated balance sheets as of December 31, 2019 and 2018. In addition, a cash-collateralized letter of credit for $4.1 million was issued in 2018 for the new office lease in Redwood City and the cash-collateral is also included in the restricted cash balance as of December 31, 2019 and 2018. As of December 31, 2019 and 2018, the restricted cash balances were classified as long-term assets due to the contractual terms of both lease agreements in relation to which the letters of credit were issued exceeding twelve months as of the reporting dates.

Indemnification Agreements

In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend an indemnified party for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third-party actions. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. The Company has never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. The Company has also entered into indemnification agreements with its directors and officers that require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by Delaware corporate law. The Company currently has directors’ and officers’ liability insurance.

Legal Proceedings

The Company is subject to claims and assessments from time to time in the ordinary course of business but is not aware of any such matters, individually or in the aggregate, that could have a material adverse effect on the Company’s financial position, results of operations or cash flows.

10. Redeemable Convertible Preferred Stock

Under the Company’s Certificate of Incorporation, as amended, the Company’s redeemable convertible preferred stock is issuable in series. The Company’s Board of Directors is authorized to determine the rights, preferences and terms of each series.

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ADICET BIO, Inc.

Notes to Consolidated Financial Statements

As of December 31, 2019, redeemable convertible preferred stock consists of the following (in thousands, except per share and share amounts):

	Shares Authorized	Original Issue Price	Shares Issued and Outstanding	Carrying Value	Liquidation Preference
Series A	37,104,185	$1.20	37,104,185	$35,960	$44,525
Series A-1	629,633	1.20	629,633	447	756
Series A-2	2,428,688	1.20	2,428,688	1,749	2,914
Series B	59,200,938	1.4034	57,004,415	75,927	80,000

	99,363,444		97,166,921	$114,083	$128,195

As of December 31, 2018, redeemable convertible preferred stock consists of the following (in thousands, except per share and share amounts):

	Shares Authorized	Original Issue Price	Shares Issued and Outstanding	Carrying Value	Liquidation Preference
Series A	43,031,023	$1.20	37,036,529	$35,872	$44,444
Series A-1	629,633	1.20	629,633	447	756
Series A-2	2,428,688	1.20	2,428,688	1,749	2,914

	46,089,344		40,094,850	$38,068	$48,114

The original issuance price in the tables above reflect the stated issuance price per the respective purchase agreements.

Series A Redeemable Convertible Preferred Stock

In August 2015, the Company entered into a Series A redeemable convertible preferred stock purchase agreement (the “Purchase Agreement”) with OrbiMed Private Investments V, LP, a related party (the “Investor”) to issue and sell 12,187,500 shares of Series A redeemable convertible preferred stock at $1.20 per share (the “Series A Purchase Price”) for total gross proceeds of $14.6 million.

The Purchase Agreement also provided for the issuance and sale to the Investor of an additional 12,812,500 shares of Series A redeemable convertible preferred stock at the Series A Purchase Price upon achieving certain milestone conditions (the “Milestone Closing”). Further, from and after the occurrence of the Milestone Closing, at any time prior to the earliest to occur of (A) the two year anniversary of the Milestone Closing, (B) a liquidation or deemed liquidation, and (C) an initial public offering (IPO), the Investor had an option to purchase up to an additional 8,333,334 Series A Shares at the Series A Purchase Price (the “Additional Closing”).

The issuance of Series A redeemable convertible preferred stock was recorded at the amount of proceeds received less issuance costs and the amounts allocated to the Milestone Closing liability and Additional Closing liability (together the “redeemable convertible preferred stock tranche liability”) (see Note 11).

In January 2016, the Company entered into an amended Purchase Agreement (“the Amended Purchase Agreement”) with certain purchasers, including the Investor, to issue and sell an additional 9,015,425 shares of Series A redeemable convertible preferred stock at the Series A Purchase Price for total gross proceeds of $10.8 million. The Amended Purchase Agreement was entered into in contemplation of an asset acquisition that closed on the same day and as part of the purchase consideration, the Company issued 6,400,879 shares of Series A redeemable convertible preferred stock to former stockholders of the acquiree.

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ADICET BIO, Inc.

Notes to Consolidated Financial Statements

Per the terms of the Amended Purchase Agreement, the number of Series A redeemable convertible preferred stock shares to be issued and sold at the Milestone Closing and Additional Closing was reduced to 9,020,833 shares and 5,875,000 shares, respectively. In November 2018, on the achievement of certain milestones, the portion of the redeemable convertible preferred stock tranche liability pertaining to the Milestone Closing was exercised and the Company issued 9,020,833 shares of Series A redeemable convertible preferred stock at $1.20 per share for gross proceeds of $10.8 million. In July 2019, as part of the Series B redeemable convertible preferred stock purchase agreement the redeemable convertible preferred stock tranche liability pertaining to the Additional Closing was terminated. The fair value of the related redeemable convertible preferred stock tranche liability as of the cancellation date of $1.1 million was reclassified to the redeemable convertible preferred stock.

The Company also issued 411,892 and 67,656 shares of Series A redeemable convertible preferred stock in connection with an amendment of a license agreement in February 2016 and February 2019, respectively (see Note 12).

In January 2016 and February 2016, the Company issued 629,633 shares of Series A-1 redeemable convertible preferred stock and 2,428,688 shares of Series A-2 redeemable convertible preferred stock as part of the purchase consideration for an asset acquisition, respectively.

The issuances of Series A-1 and A-2 redeemable convertible preferred stock were recorded at their fair values. There were no issuance costs related to the issuances of the Series A redeemable convertible preferred stock in the years ended December 31, 2019 and 2018.

Series B Redeemable Convertible Preferred Stock

In July 2019, the Company issued 37,765,426 shares of Series B redeemable convertible preferred stock at $1.4034 per share for gross proceeds of $53.0 million.

In August 2019, the Company issued 4,987,885 shares of Series B redeemable convertible preferred stock at $1.4034 per share for gross proceeds of $7.0 million.

In September 2019, the Company issued 14,251,104 shares of Series B redeemable convertible preferred stock at $1.4034 per share for gross proceeds of $20.0 million.

In connection with Series B redeemable convertible preferred stock financing transactions, the Company issued to its financial advisor warrants to purchase 1,781,387 shares of Series B redeemable convertible preferred stock at an exercise price of at $1.4034 per share. The issuance of Series B redeemable convertible preferred stock was recorded at the amount of proceeds received less issuance costs and amounts allocated to the redeemable convertible preferred stock warrant liability (see Note 13).

The rights, preferences, privileges and restrictions granted to or imposed on the respective classes of the Company’s capital stock or the holders thereof are as follows:

Voting Rights

Each share of redeemable convertible preferred stock has the same voting rights as the number of shares of common stock into which it is convertible and vote together with the holders of common stock as a single class.

The holders of shares of Series A redeemable convertible preferred stock shall be entitled, voting separately as a single class, to elect two directors of the Company (the “Series A Directors”). The holders of shares of

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ADICET BIO, Inc.

Notes to Consolidated Financial Statements

redeemable convertible preferred stock shall be entitled, voting separately as a single class on an as-converted basis, to elect two directors of the Company (together with the Series A Directors, the “Preferred Directors”). The holders of shares of common stock shall be entitled, voting separately as a single class, to elect one director of the Company. The holders of shares of common stock and convertible redeemable preferred stock shall be entitled, voting together, to elect the remaining directors of the Company.

Dividends

Holders of outstanding shares of Series B redeemable convertible preferred stock are entitled to receive dividends, when, as and if declared by the Board of Directors, at the annual rate of $0.1123 per share as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction (“recapitalizations”), payable in preference and priority to any declaration or payment of any distribution on Series A redeemable convertible preferred stock, Series A-2 redeemable convertible preferred stock, Series A-1 redeemable convertible preferred stock or common stock of the Company in such calendar year.

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company in any fiscal year unless the holders of the Series B redeemable convertible preferred stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B redeemable convertible preferred stock in an amount at least equal to all declared but unpaid dividends with respect to all outstanding shares of Series B redeemable convertible preferred stock and the amount of the dividends then accrued on such share of Series B redeemable convertible preferred stock with respect to such fiscal year.

After payment of the full amount of any dividends payable described above, the holders of shares of Series A redeemable convertible preferred stock are entitled to receive dividends, when, as and if declared by the Board of Directors, at the annual rate of $0.096 per share as adjusted for any recapitalizations, payable in preference and priority to any declaration or payment of any distribution on Series A-2 redeemable convertible preferred stock, Series A-1 redeemable convertible preferred stock or common stock of the Company in such calendar year.

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company in any fiscal year unless the holders of the Series A redeemable convertible preferred stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A redeemable convertible preferred stock in an amount at least equal to all declared but unpaid dividends with respect to all outstanding shares of Series A redeemable convertible preferred stock and the amount of the dividends then accrued on such share of Series A redeemable convertible preferred stock with respect to such fiscal year.

After payment of the full amount of any dividends payable described above, the holders of shares of Series A-2 redeemable convertible preferred stock are entitled to receive dividends, when, as and if declared by the Board of Directors, at the annual rate of $0.096 per share adjusted for any recapitalizations, payable in preference and priority to any declaration or payment of any distribution on Series A-1 redeemable convertible preferred stock or common stock of the Company in such calendar year.

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of the Series B redeemable convertible preferred stock and Series A redeemable convertible preferred stock as indicated above) in any fiscal year unless the holders of the Series A-2 redeemable convertible preferred stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A-2 redeemable convertible preferred

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ADICET BIO, Inc.

Notes to Consolidated Financial Statements

stock in an amount at least equal to all declared but unpaid dividends with respect to all outstanding shares of Series A-2 redeemable convertible preferred stock and the amount of the dividends then accrued on such share of Series A-2 redeemable convertible preferred stock with respect to such fiscal year.

After payment of the full amount of any dividends pursuant to the paragraphs above, any additional dividends shall be distributed among all holders of common stock and all holders of redeemable convertible preferred stock in proportion to the number of shares of common stock which would be held by each such holder if all shares of each such series of redeemable convertible preferred stock were converted to common stock at the then effective conversion rate.

Dividends are noncumulative, and none were declared as of December 31, 2019.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, or deemed liquidation event, either voluntary or involuntary (“Liquidation”), the holders of Series B redeemable convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of any other series of redeemable convertible preferred stock or common stock an amount per share equal to the greater of (i) the sum of $1.4034, adjusted for any recapitalizations for each outstanding share of Series B redeemable convertible preferred stock and an amount equal to all declared but unpaid dividends on such share and (ii) such amount per share as would have been payable had all shares of Series B redeemable convertible preferred stock been converted into common stock pursuant to the conversion right immediately prior to such Liquidation (see below for the conversion rights).

After full payment to the holders of Series B redeemable convertible preferred stock, the holders of Series A redeemable convertible preferred stock shall be entitled to receive, prior and in preference to any distribution from the assets of the Company to the holders of Series A-2 and A-1 redeemable convertible preferred stock or common stock an amount per share equal to the greater of (i) the sum of $1.20, adjusted for any recapitalizations, for each outstanding share of Series A redeemable convertible preferred stock and an amount equal to all declared but unpaid dividends on such share and (ii) such amount per share as would have been payable had all shares of Series A redeemable convertible preferred stock been converted into common stock pursuant to the conversion right immediately prior to such Liquidation (see below for the conversion rights).

After full payment to holders of Series B and A redeemable convertible preferred stock, the holders of Series A-2 redeemable convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Series A-1 redeemable convertible preferred stock or common stock an amount per share equal to the greater of (i) the sum of $1.20, adjusted for any recapitalizations, for each outstanding share of Series A-2 redeemable convertible preferred stock and an amount equal to all declared but unpaid dividends on such share and (ii) such amount per share as would have been payable had all shares of Series A-2 redeemable convertible preferred stock been converted into common stock pursuant to the conversion right immediately prior to such Liquidation (see below for the conversion rights).

After full payment to holders of the Series B, A and A-2 redeemable convertible preferred stock, the holders of Series A-1 redeemable convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock an amount per share equal to the greater of (i) the sum of $1.20, adjusted for any recapitalizations, for each outstanding share of Series A-1 redeemable convertible preferred stock and an amount equal to all declared but unpaid dividends on such share and (ii) such amount per share as would have been payable had all shares of Series A-1 redeemable convertible preferred stock been converted into common stock pursuant to the conversion right immediately prior to such Liquidation (see below for the conversion rights).

F2-31

ADICET BIO, Inc.

Notes to Consolidated Financial Statements

After the payment to the holders of redeemable convertible preferred stock of the full preferential amounts specified above, all of the remaining assets of the Company available for distribution to stockholders shall be distributed among the holders of common stock pro rata based on the number of shares of common stock held by each such holder.

Conversion

Each share of redeemable convertible preferred stock is convertible, at the option of the holder, into the number of fully-paid and non-assessable shares of common stock that result from dividing the applicable original issue price per share by the applicable conversion price per share at the time of conversion, as adjusted for recapitalizations. If, after the issuance date of the Series B redeemable convertible preferred stock, the Company issues or sells, or is deemed to have sold, additional shares of common stock without consideration or for a consideration per share less than the conversion price for a particular series of preferred stock (other than the Series A-1 redeemable convertible preferred stock) in effect immediately prior to the issuance of such additional shares of common stock, except for certain exceptions allowed, the conversion price of the redeemable convertible preferred stock would be adjusted. As of December 31, 2019, each series of the Company’s redeemable convertible preferred stock was convertible into the Company’s shares of common stock on a one-for-one basis.

Each share of redeemable convertible preferred stock is convertible into common stock automatically immediately upon the earlier of (i) the Company’s sale of its common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act, the public offering price of which is not less than $2.40 per share, as adjusted for recapitalizations and which results in proceeds to the Company of at least $50 million in the aggregate (before deduction of underwriting discounts and commissions) (a “Qualified IPO”) or (ii) the Company’s receipt of a written request for such conversion from the holders of the majority of the then outstanding shares of redeemable convertible preferred stock on an as-converted to common stock basis; provided, however, that in respect of (ii), the vote or written consent of the vote or written consent of the holders of a majority of the Series B redeemable convertible preferred stock, voting together as a single class on an as-converted basis shall also be required to effect such conversion solely in the event such conversion both: (A) is being effected in connection with a specific proposed Liquidation changing the allocation of proceeds distributable to the Company’s stockholders in such Liquidation and (B) would result in a holder of Series B redeemable convertible preferred stock receiving less in distributions from such transaction for a share of Series B redeemable convertible preferred stock in such Liquidation than such holder would have received if such conversion was not effected and the proceeds were distributed for such share in such Liquidation in accordance with liquidation preferences described above.

Redemption and Balance Sheet Classification

The redeemable convertible preferred stock is recorded within mezzanine equity because while it is not mandatorily redeemable, it will become redeemable at the option of the stockholders upon the occurrence of certain deemed liquidation events that are considered not solely within the Company’s control.

11. Redeemable Convertible Preferred Stock Tranche Liability

The Company determined that the obligations to issue additional shares of Series A redeemable convertible preferred stock at the Milestone Closing and Additional Closing were freestanding instruments that are required to be accounted as a liability initially recorded and subsequently remeasured at fair value until such instruments are exercised or expire. The Milestone Closing liability and Additional Closing liability were initially recorded at $6.2 million and $5.0 million, respectively.

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ADICET BIO, Inc.

Notes to Consolidated Financial Statements

The Milestone Closing liability was settled in November 2018 upon the Milestone Closing and the related TRDF liability was settled in March 2019 (see Note 12). In July 2019, as part of the Series B redeemable convertible preferred stock purchase agreement the Additional Closing liability and the related TRDF liability were terminated. The Company recorded $2.0 million gain and $4.5 million gain from the remeasurement of the redeemable convertible preferred stock tranche liability in other income, net in its consolidated statements of operations and comprehensive loss during the years ended December 31, 2019 and 2018, respectively.

The Milestone Closing liability and Additional Closing liability were valued using the Black-Scholes option-pricing method which considered as inputs (a) the estimated fair value of the Series A redeemable convertible preferred stock (b) estimated price volatility of the underlying preferred stock, (c) the expected term of the tranche, (d) the risk-free interest rate and (e) expected dividends are assumed to be zero as dividends have never paid and there are no current plans to pay dividends on preferred stock.

The Milestone Closing liability and Additional Closing liabilities were valued using the following assumptions under the option-pricing method:

Milestone Closing liability	Fair Value of Series A Preferred Stock	Term	Interest rate	Volatility
August 14, 2015 (upon issuance)	$1.00	3.25 years	1.10%	78.2%
December 31, 2017	$1.42	0.88 years	1.72%	69.5%
November 27, 2018	$1.30	0 years	N/A	N/A

Additional Closing liability	Fair Value of Series A Preferred Stock	Term	Interest rate	Volatility
August 14, 2015 (upon issuance)	$1.00	5.25 years	1.70%	75.7%
December 31, 2017	$1.42	2.88 years	1.99%	73.2%
December 31, 2018	$1.30	1.88 years	2.50%	69.8%
July 25, 2019	$0.89	1.31 years	1.95%	69.1%

12. TRDF Liability

In connection with an asset acquisition in 2016, the Company had an obligation upon the Milestone Closing and Additional Closings (see Note 10) to issue to Technion Research and Development Foundation Ltd. (“TRDF”) 67,656 and 51,838 shares of Series A redeemable convertible preferred stock issued in such closings, respectively, for no consideration. The TRDF Liability is reported as a part of redeemable convertible preferred stock tranche liability in the consolidated balance sheets. The Company determined the fair value of the TRDF Liability based on the estimated fair value of its Series A redeemable convertible preferred stock. The Company has determined that the TRDF Liability of $0.1 million as of December 31, 2018 represented a contingent consideration which should be recorded at fair value until settled or expired. In March 2019, the obligation to issue 67,656 shares of Series A redeemable convertible preferred stock to TRDF related to the Milestone Closing was settled for no consideration. In July 2019, as part of the Series B redeemable convertible preferred stock purchase agreement, the obligation to issue 51,838 shares of Series A redeemable preferred stock to TRDF related to the Additional Closing was terminated. The fair value of the TRDF Liability was zero as at the termination.

13. Redeemable Convertible Preferred Stock Warrant Liability

During the period from July 2019 to September 2019, in connection with the issuance of Series B redeemable convertible preferred stock, the Company issued to its financial advisor warrants to purchase 1,781,387 shares of Series B redeemable convertible preferred stock at an exercise price of $1.4034 per share (the “Series B Warrants”), which were accounted for as Series B redeemable convertible preferred stock issuance costs.

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ADICET BIO, Inc.

Notes to Consolidated Financial Statements

The Series B Warrants will terminate at the earlier of the seven year anniversary from the issuance date and Liquidation of the Company. These warrants have a net exercise provision under which their holders may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the Company’s stock at the time of exercise of the warrants after deduction of the aggregate exercise price. The Series B Warrants contain provisions for adjustment of the exercise price and number of shares issuable upon the exercise of warrants in the event of certain stock dividends, stock splits, reorganizations, reclassifications, and consolidations.

The fair value of the Series B Warrants was recorded on the date of issuance. The Series B Warrants had a fair value of $2.1 million and $1.9 million as of the issuance date and December 31, 2019, respectively. The change in fair value of $0.2 million during the year ended December 31, 2019 was recorded as a component of other income, net in the consolidated statement of operations and comprehensive loss.

The redeemable convertible preferred stock warrant liability was valued using the following assumptions under the Black-Scholes option-pricing model:

	Issuance Date	December 31, 2019
Stock price	$1.40	$1.40
Expected term (years)	7.00	6.57-6.74
Expected volatility	104.38%-109.24%	82.1%-93.3%
Risk-free interest rate	1.54%-1.95%	1.53%-1.93%
Dividend yield	0%	0%

14. Common Stock

The Company’s Certificate of Incorporation, as amended, authorizes the Company to issue 140,200,938 shares of $0.0001 par value common stock as of December 31, 2019.

Common stockholders are entitled to dividends if and when declared by the Board of Directors subject to the prior rights of the preferred stockholders. As of December 31, 2019 and 2018, no dividends on common stock had been declared by the Board of Directors.

The Company has the following shares of common stock reserved for future issuance:

	December 31
	2019	2018
Conversion of redeemable convertible preferred stock	97,166,921	40,094,850
Conversion of additional authorized and unissued redeemable convertible preferred stock	415,136	—
Stock options available for future grant	5,267,201	6,596,705
Stock options issued and outstanding	15,005,410	7,230,538
Redeemable convertible preferred stock warrants issued and outstanding	1,781,387	—
Redeemable convertible preferred stock tranche liability	—	5,875,000
TRDF liability	—	119,494

Total common stock reserved	119,636,055	59,916,587

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ADICET BIO, Inc.

Notes to Consolidated Financial Statements

15. Stock-Based Compensation

In 2015, the Company adopted the 2015 Stock Incentive Plan (“2015 Plan”), under which the Board of Directors can issue stock options. As of December 31, 2019 and 2018, there were 21,594,044 and 15,028,041 shares authorized and reserved for issuance under the 2015 plan. Shares available for future grants as of December 31, 2019 and 2018 were 5,267,201 and 6,596,705, respectively.

Under the 2015 Plan, the Board of Directors is authorized to issue incentive stock options (“ISOs”) and non-qualified stock options (“NSOs”). ISOs may be granted only to employees and directors of the Board, and NSO may be granted to employees, directors and to consultants. The Board of Directors has the authority to determine to whom options will be granted, the number of shares, the term, and the exercise price, which cannot be less than the fair market value at the date of grant for incentive stock options. Stock options generally include a one-year cliff vest of 25% of the respective award, followed by monthly vesting in equal installments over the next 36 months, and grants that vest monthly over 48 months. All grants expire no later than ten years from the date of grant.

Options

A summary of stock option activity is set forth below (in thousands, except share and per share data):

		Outstanding Awards
	Number of Shares Available for Grant	Number of Shares Underlying Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding, January 1, 2018	306,782	7,770,149	$0.25	9.27	$4,977
Options authorized	6,750,000
Options granted	(1,697,200)	1,697,200	$0.28
Options exercised	—	(999,688)	$0.24
Options forfeited or cancelled	1,237,123	(1,237,123)	$0.28

Outstanding, December 31, 2018	6,596,705	7,230,538	$0.25	8.57	$2,436

Options authorized	6,566,003
Options granted	(9,068,002)	9,068,002	$0.67
Options exercised	—	(119,402)	$0.26
Options forfeited or cancelled	1,172,495	(1,173,728)	$0.27

Outstanding, December 31, 2019	5,267,201	15,005,410	$0.50	8.53	$5,812

Shares exercisable December 31, 2019		5,414,170	$0.27	6.86	$3,348
Vested and expected to vest, December 31, 2019		15,005,410	$0.50	8.53	$5,812

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the fair value of the Company’s common stock for stock options that were in-the-money at December 31, 2019 and 2018.

The aggregate intrinsic value of stock options exercised during the years ended on December 31, 2019 and 2018 was $0.1 million and $0.4 million, respectively.

The total fair value of options that vested during the years ended December 31, 2019 and 2018 was $0.9 million and $1.8 million, respectively. The options granted during the years ended December 31, 2019 and

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ADICET BIO, Inc.

Notes to Consolidated Financial Statements

2018 had a weighted- average per share grant-date fair value of $0.37 per share and $0.49 per share, respectively. As of December 31, 2019, the total unrecognized stock-based compensation expense related to unvested stock options was $3.4 million, which is expected to be recognized over the remaining weighted-average vesting period of 3.2 years.

Early Exercise of Stock Options

The terms of 2015 Plan permit the exercise of certain options granted under 2015 Plan prior to vesting, subject to required approvals. The shares are subject to the Company’s lapsing repurchase right upon termination of employment at the original purchase price. The proceeds initially are recorded in accrued and other current liabilities from the early exercise of stock options and are reclassified to additional paid-in capital as the Company’s repurchase right lapses. During the years ended December 31, 2019 and December 31, 2018, the Company had no repurchases of common stock. As of December 31, 2019, there were no shares subject to repurchase. As of December 31, 2018, there were 223,480 shares that were subject to repurchase. The aggregate exercise prices of early exercised shares as of December 31, 2019 and December 31, 2018 was zero and less than $0.1 million, respectively, which were recorded in accrued and other current liabilities on the consolidated balance sheets.

Restricted Stock

Activity with respect to restricted stock was as follows:

	Number of Shares Underlying Outstanding Restricted Stock	Weighted Average Grant Date Fair Value
Unvested, January 1, 2018	1,336,290	$0.52
Vested	(1,084,812)	$0.52

Unvested, December 31, 2018	251,478	$0.52
Vested	(251,478)	$0.52

Unvested, December 31, 2019	—	$—

As of December 31, 2019, there was no unrecognized compensation cost related to restricted stock.

The fair value of restricted stock vested during the years ended December 31, 2019 and 2018 was $0.1 million and $0.6 million, respectively.

Stock-Based Compensation Associated with Awards to Employees and Non-Employees

Total stock-based compensation expense recognized was as follows (in thousands):

	Year Ended December 31,
	2019	2018
Research and development	$274	$285
General and administrative	901	2,194

Total stock-based compensation	$1,175	$2,479

F2-36

ADICET BIO, Inc.

Notes to Consolidated Financial Statements

The Company estimated the fair value of stock options using the Black Scholes option-pricing model. The fair value of stock options is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of stock options was estimated using the following weighted-average assumptions:

	Year Ended December 31,
	2019	2018
Expected volatility	71.5%-86.5%	73.3%-74%
Risk-free interest rate	1.6%-2.5%	2.7%-2.8%
Dividend yield	0%	0%
Expected term	5.15-6.08 years	6.02-6.08 years

The assumptions are as follows:

•

Expected volatility. The expected volatility was determined by examining the historical volatilities for comparable publicly traded companies within the biotechnology and pharmaceutical industry using an average of historical volatilities of the Company’s industry peers.

•	Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield with a maturity equal to the expected term of the option in effect at the time of grant.

•	Dividend yield. The expected dividend is assumed to be zero as dividends have never been paid and there are no current plans to pay dividends on common stock.

•

Expected term. The expected term represents the period that the stock-based awards are expected to be outstanding. The expected term is calculated using the simplified method which is used when there is insufficient historical data about exercise patterns and post-vesting employment termination behavior. The simplified method is based on the vesting period and the contractual term for each grant, or for each vesting-tranche for awards with graded vesting. The mid-point between the vesting date and the maximum contractual expiration date is used as the expected term under this method. For awards with multiple vesting-tranches, the times from grant until the mid-points for each of the tranches may be averaged to provide an overall expected term.

In addition to the assumptions used in the Black-Scholes option-pricing model, the Company recognizes the actual forfeitures by reducing the employee stock-based compensation expense in the same period the forfeiture occurs.

The Company will continue to use judgment in evaluating the expected volatility, risk-free interest rates, dividend yield and expected term, utilized for stock-based compensation on a prospective basis.

F2-37

ADICET BIO, Inc.

Notes to Consolidated Financial Statements

16. Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders, which excludes unvested restricted shares and shares which are legally outstanding, but subject to repurchase by the Company (in thousands, except share and per share data):

	Year ended December 31,
	2019	2018
Numerator:
Net loss attributable to common stockholders	$(28,138)	$(9,299)

Denominator:
Weighted-average shares outstanding	17,324,999	16,529,416
Less: weighted-average unvested restricted shares and shares subject to repurchase	(75,343)	(828,258)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	17,249,656	15,701,158

Net loss per share attributable to common stockholders, basic and diluted	$(1.63)	$(0.59)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the period presented because including them would have been antidilutive:

	December 31,
	2019	2018
Redeemable convertible preferred stock	97,166,921	40,094,850
Options to purchase common stock	15,005,410	7,230,538
Redeemable convertible preferred stock warrants	1,781,387	—
Unvested early exercised common stock options	—	223,480
Unvested restricted stock awards	—	251,478
Redeemable convertible preferred stock tranche liability and TRDF obligation	—	5,994,494

Total	113,953,718	53,794,840

F2-38

ADICET BIO, Inc.

Notes to Consolidated Financial Statements

17. Income Taxes

The components of the provision (benefit from) for income taxes are as follows (in thousands):

	Year Ended December 31,
	2019	2018
Current:
Federal	$—	$—
State	1	(589)
Foreign	18	—

Total current	19	(589)
Deferred:	—	—
Federal	—	—
State	—	—
Foreign	—	—

Total deferred	—	—

Provision for (benefit from) income taxes	$19	$(589)

The provision for income taxes differs from the amount expected by applying the federal statutory rate to the loss before taxes as follows:

	Year Ended December 31,
	2019	2018
Federal statutory income tax rate	21.0%	21.0%
Other permanent differences	(0.1)%	(0.1)%
State income taxes	5.1%	3.8%
Foreign rate differential	0.0%	0.2%
Foreign loss	(0.2)%	(2.2)%
Change in valuation allowance	(27.7)%	(20.0)%
Change in fair value of redeemable convertible preferred stock tranche liability and TRDF liability	1.7%	8.7%
Stock-based compensation	0.1%	(6.0)%

Provision for income taxes	(0.1)%	5.4%

On December 22, 2017, the Tax Cuts and Jobs Act (“Tax Act”) was signed into law making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, the transition of U.S international taxation from a worldwide tax system to a territorial system, and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings. In the fourth quarter of 2018, the Company completed its analysis to determine the effect of the Tax Act and no material adjustments were recognized as of December 31, 2018.

F2-39

ADICET BIO, Inc.

Notes to Consolidated Financial Statements

The tax effects of temporary differences and carryforwards of the deferred tax assets are presented below (in thousands):

	December 31,
	2019	2018
Deferred Tax Assets:
Net operating loss carryforwards	$12,510	$5,233
Deferred revenue	5,719	5,125
Stock-based compensation	509	274
Intangible assets	609	804
Accruals and reserves	446	431
Research and development credit carryforwards	26	26

Gross deferred tax assets	19,819	11,893
Less: Valuation allowance	(19,815)	(11,739)

Deferred tax assets, net of valuation allowance	4	154
Deferred tax liabilities:
Fixed assets	(4)	(154)

Net deferred tax assets	$—	$—

The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets.

ASC 740 requires that the tax benefit of net operating losses, temporary differences and credit carryforwards be recorded as an asset to the extent that management assesses that realization is “more likely than not.” Realization of the future tax benefits is dependent on the Company’s ability to generate sufficient taxable income within the carryforward period. Because of the Company’s recent history of operating losses, management believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, has provided a valuation allowance.

The valuation allowance increased by $8.1 million during 2019 and $1.7 million during 2018.

As of December 31, 2019, the Company had net operating loss carryforwards of $39.0 million, $31.6 million and $15.2 million to reduce future taxable income, if any, for federal, state and foreign income tax purposes, respectively. If not utilized, the state carryforwards will begin to expire in 2035. Federal carryforwards do not expire.

The Company also had California research and development credit carryforwards of less than $0.1 million as of December 31, 2019. The California research credit can be carried forward indefinitely.

Utilization of the net operating loss carryforwards and research and development tax credit carryforwards may be subject to an annual limitation under Section 382 of the Internal Revenue Code of 1986, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50% over a three-year period. The Company has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to the significant complexity and cost associated with such a study. If the Company has experienced a change of control, as

F2-40

ADICET BIO, Inc.

Notes to Consolidated Financial Statements

defined by Section 382, at any time since inception, utilization of the net operating loss carryforwards or research and development tax credit carryforwards would be subject to an annual limitation under Section 382, which is determined by first multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization. Further, until a study is completed and any limitation is known, no liability related to uncertain tax positions is recorded in the consolidated financial statements. The Company does not expect its unrecognized tax benefit balance to change materially over the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction, California, New York and Israel. The tax years 2015 to 2019 remains open to U.S. federal and state examination to the extent of the utilization of net operating loss and credit carryovers.

As of December 31, 2019, the Company had unrecognized tax benefits of $0.8 million related to the transfer of certain intellectual property from its Israeli subsidiary.

A reconciliation of the beginning and ending unrecognized tax benefit amount is as follows (in thousands):

	Year Ended December 31,
	2019	2018
Balance at the beginning of the year	$797	$866
Adjustment based on tax positions related to prior years	—	(69)

Balance at the end of the year	$797	$797

The Company recognizes interest expense and penalties related to the above unrecognized tax benefits within income tax expense (benefit). Management determined that no accrual for interest and penalties was required as of December 31, 2019.

18. Defined Contribution Plan

The Company maintains a defined contribution plan under Section 401(k) of the Internal Revenue Code covering substantially all full-time U.S. employees. Employee contributions are voluntary and are determined on an individual basis subject to the maximum allowable under federal tax regulations. The Company does not make contributions to the 401(k) plan.

19. Related Party Transaction

As of December 31, 2019 and 2018, Regeneron owned 7,125,552 shares and no shares of the Company’s redeemable convertible preferred stock, respectively. Regeneron became a related party in July 2019 as a result of Series B redeemable convertible preferred stock financing. For the year ended December 31, 2019 and 2018, the Company recorded revenue of $1.0 million and $8.2 million, respectively, and as of December 31, 2019, the Company recorded deferred revenue of $21.9 million related to the Regeneron Agreement. See Note 8 for a discussion of the Regeneron Agreement.

20. Subsequent Events

For its consolidated financial statements as of December 31, 2019 and for the year then ended, the Company evaluated subsequent events through June 23, 2020, the date on which those financial statements were issued.

F2-41

ADICET BIO, Inc.

Notes to Consolidated Financial Statements

On April 28, 2020, Adicet entered into a Loan and Security Agreement with Pacific Western Bank for a term loan not exceeding $12.0 million (as amended, referred to as the “Loan Agreement”) to finance leasehold improvements for its new corporate headquarters in Redwood City, California and other purposes permitted under the Loan Agreement, with an interest rate equal to the greater of 0.25% above the Prime Rate (as defined in the Loan Agreement) or 5.00%. The Loan Agreement granted to Pacific Western Bank a security interest on substantially all of Adicet’s assets other than intellectual property to secure the performance of Adicet’s obligations under the Loan Agreement, and contains a variety of affirmative and negative covenants, including required financial reporting, limitations on certain dispositions of assets or distributions, limitations on the incurrence of additional debt or liens and other customary requirements. In connection with the entrance into the Loan Agreement, Adicet issued Pacific Western Bank a warrant to purchase shares of its Series B redeemable convertible preferred stock (described below) at an exercise price of $1.4034 per share (referred to as the “Existing PacWest Warrant”). The Existing PacWest Warrant is initially exercisable for 42,753 shares of Adicet’s Series B redeemable convertible preferred stock and shall be exercisable for an additional number of shares of its Series B redeemable convertible preferred stock equal to 1.00% of the aggregate original principal amount of all term loans made pursuant to the Loan Agreement (up to an aggregate maximum of 128,259 shares). To date, no amounts have been drawn under the Loan Agreement.

On April 28, 2020, the Company entered into a definitive merger agreement with resTORbio, Inc. (“resTORbio”) to create a combined publicly-traded biotechnology company whose anticipated focus will be on the development of the Company’s off-the-shelf allogeneic gamma delta T cell therapies for oncology and other indications. Under the terms of the merger agreement, the Company will merge with a wholly owned subsidiary of resTORbio in an all-stock transaction (the “resTORbio Merger”). Under the exchange ratio formula in the merger agreement, immediately following the effective time of the resTORbio Merger, the former security holders of the Company as of immediately prior to the effective time of the resTORbio Merger are expected to own approximately 75% of the outstanding shares of resTORbio’s common stock on a fully-diluted basis and security holders of resTORbio as of immediately prior to the effective time of the resTORbio Merger are expected to own approximately 25% of the outstanding shares of resTORbio Common Stock on a fully-diluted basis (in each case excluding equity incentives available for grant). The Company has concluded that the transaction represents a business combination pursuant to FASB ASC Topic 805, Business Combinations. Further, the Company was determined to be the accounting acquirer based upon the terms of the resTORbio Merger and other factors including: (i) the Company’s security holders will own approximately 75% of the voting rights of the combined company (on a fully-diluted basis excluding equity incentives available for grant); (ii) the Company will designate a majority (five of seven) of the initial members of the board of directors of the combined company; and (iii) the terms of the exchange of equity interests based on the exchange ratio at the announcement of the resTORbio Merger factored in an implied premium to resTORbio’s stockholders. The composition of senior management of the combined company was determined to be a neutral factor in the accounting acquirer determination, as the combined company will leverage the expertise of the senior management of both companies.

Pursuant to a transition agreement between Anil Singhal, the Company’s Chief Executive Officer and President, and the Company, dated April 28, 2020, as amended, Dr. Singhal will transition from his role as Chief Executive Officer and President of the Company prior to the closing of the resTORbio Merger to an advisory role. In accordance with such agreement, Dr. Singhal is entitled to the following, subject to his continued service through the completion of the resTORbio Merger and contingent on completion of the resTORbio Merger and his execution of a release of claims: (1) cash payments of (i) $470,000 within 60 days following the closing of the resTORbio Merger, (ii) an amount equal to his pro-rated bonus for the 2020 calendar year payable within 60 days following the closing of the resTORbio Merger, (iii) $250,000 payable in one lump sum on January 1, 2021 and (iv) $24,000 payable within 60 days following the closing of the resTORbio Merger, (2) 12 months’ of accelerated vesting of his unvested options to purchase the Company’s common stock upon completion of the resTORbio Merger, and (3) a 12-month post-termination exercise period following termination of his independent contractor services agreement,

F2-42

ADICET BIO, Inc.

Notes to Consolidated Financial Statements

dated April 28, 2020 (the “ICSA”), subject to any earlier expiration of the options to purchase the Company’s common stock by their terms. In addition, Dr. Singhal is entitled to reimbursement of up to $15,000 of his reasonable and documented legal expenses incurred in connection with such transition agreement. Pursuant to such agreement, subject to Dr. Singhal’s continued service through the completion of the resTORbio Merger and contingent on completion of the resTORbio Merger, Dr. Singhal’s continued service for purposes of vesting of his options to purchase the Company’s common stock will continue until the earlier of (i) May 7, 2021 or (ii) termination of the ICSA, provided, however, if the ICSA is terminated early without cause, Dr. Singhal is entitled to accelerated vesting of unvested options that would have vested from the date of such termination through May 7, 2021. In addition, Dr. Singhal’s existing options acceleration provisions will terminate. Pursuant to the ICSA, Dr. Singhal will provide certain advisory services to the Company for a term of 12 months following the closing of the merger and is entitled to payments of $12,500 per month for such services.

The Company has issued an aggregate of 65,000 stock options to purchase the Company’s common stock during the period from January 1, 2020 to May 29, 2020 at an exercise price of $0.74 per share pursuant to the 2015 Plan.

On March 27, 2020, the “Coronavirus Aid, Relief, and Economic Security Act” (“CARES Act”) was signed into law. The tax relief measures under the CARES Act for businesses include a five-year net operating loss carryback, suspension of annual deduction limitation of 80% of taxable income from net operating losses generated in a tax year beginning after December 31, 2017, changes in the deductibility of interest, acceleration of alternative minimum tax credit refunds, payroll tax relief, and a technical correction to allow accelerated deductions for qualified improvement property. The Company recorded an income tax benefit of $2.7 million during the three months ended March 31, 2020. The income tax benefit during the three months ended March 31, 2020 was generated as a result of the recognition of net operating loss carryback under the CARES Act.

Events Subsequent to Original Issuance of Consolidated Financial Statements (Unaudited)

In connection with the reissuance of the consolidated financial statements, the Company has evaluated subsequent events through August 12, 2020, the date the consolidated financial statements were available to be reissued.

On July 14, 2020, the Company’s Board of Directors confirmed that the conditions for Dr. Singhal’s Second Target Milestone Option (as defined in Dr. Singhal’s employment agreement with the Company) had been fulfilled as the Company achieved the milestone for the selection of a clinical candidate to the second collaboration target under the Regeneron Agreement. Subject to approval by the Company’s Board of Directors, Dr. Singhal is entitled to receive an option to purchase 182,056 shares of Adicet common stock following the closing of the Merger at an exercise price equal to the fair market value of the combined company’s common stock on the date of grant.

The Company achieved the milestone for the selection of a clinical candidate to the second collaboration target under the Regeneron Agreement during June 2020 and received a payment of $10 million from Regeneron in July 2020.

In connection with the Merger, a putative class action lawsuit has been filed against resTORbio, its directors, the Company, and Merger Sub by purported resTORbio stockholder Patrick Plumley. The lawsuit generally alleges that the resTORbio proxy statement/prospectus/information statement filed with the SEC on June 23, 2020 misrepresents and/or omits certain purportedly material information relating to financial projections, analysis performed by JMP, past engagements of JMP, and the process leading up to the execution of the Merger Agreement. The lawsuit seeks, among other things: an injunction enjoining consummation of the Merger, costs of the action, including plaintiff’s attorneys’ fees and experts’ fees, declaratory relief, and any other relief the court may deem just and proper. The Company believes the lawsuit to be without merit and plans to seek dismissal.

F2-43

ADICET BIO, INC.

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

F3-1

ADICET BIO, INC.

Condensed Consolidated Balance Sheets

(in thousands, except share and per share amounts)

(unaudited)

	June 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$18,264	$10,607
Short-term marketable debt securities	34,049	51,793
Accounts receivable—related party	10,000	—
Prepaid expenses and other current assets	4,683	1,786

Total current assets	66,996	64,186
Property and equipment, net	1,759	2,121
Restricted cash	4,282	4,282
Long-term marketable debt securities	—	10,588
Other non-current assets	1,459	410

Total assets	$74,496	$81,587

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$2,161	$1,052
Contract liabilities—related party, current	17,955	10,993
Accrued and other current liabilities	6,153	2,820

Total current liabilities	26,269	14,865
Contract liabilities—related party, net of current portion	4,463	10,890
Deferred rent, net of current portion	147	234
Redeemable convertible preferred stock warrant liability	1,968	1,881

Total liabilities	$32,847	$27,870

Commitments and contingencies (Note 11)
Redeemable convertible preferred stock, $0.0001 par value; 99,363,444 shares authorized as of June 30, 2020 and December 31, 2019; 97,166,921 shares issued and outstanding as of June 30, 2020 and December 31, 2019; liquidation preference $128,195 as of June 30, 2020 and December 31, 2019	114,083	114,083
Stockholders’ deficit:
Common stock, $0.0001 par value; 140,200,938 shares authorized as of June 30, 2020 and December 31, 2019; 17,569,569 and 17,383,619 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	2	2
Additional paid-in capital	9,955	9,256
Accumulated deficit	(82,588)	(69,647)
Accumulated other comprehensive income	197	23

Total stockholders’ deficit	(72,434)	(60,366)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$74,496	$81,587

The accompanying notes are an integral part of these condensed consolidated financial statements.

F3-2

ADICET BIO, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share amounts)

(unaudited)

	Six months ended June 30,
	2020	2019
Revenue—related party	$9,465	$6,073
Operating expenses:
Research and development	15,709	10,837
General and administrative	9,943	4,222

Total operating expenses	25,652	15,059

Loss from operations	(16,187)	(8,986)
Interest income	551	285
Interest expense	(34)	—
Other income, net	50	1,920

Loss before income tax benefit	(15,620)	(6,781)
Income tax expense (benefit)	(2,679)	1

Net loss	(12,941)	(6,782)

Net loss per share attributable to common stockholders, basic and diluted	$(0.74)	$(0.40)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	17,502,411	17,139,657

Other comprehensive income:
Unrealized gain on marketable debt securities, net of tax	174	16

Total other comprehensive income	174	16

Comprehensive loss	$(12,767)	$(6,766)

The accompanying notes are an integral part of these condensed consolidated financial statements.

F3-3

ADICET BIO, Inc.

Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share amounts)

(unaudited)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2018	40,094,850	$38,068	17,264,217	$2	$8,004	$(41,509)	$(13)	$(33,516)
Net loss	—	—	—	—	—	(6,782)	—	(6,782)
Issuance of Series A redeemable convertible preferred stock related to TRDF liability	67,656	88	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	61,159	—	16	—	—	16
Vesting of early exercised stock options	—	—	—	—	47	—	—	47
Stock-based compensation expense	—	—	—	—	474	—	—	474
Other comprehensive income	—	—	—	—	—	—	16	16

Balance at June 30, 2019	40,162,506	$38,156	17,325,376	$2	$8,541	$(48,291)	$3	$(39,745)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2019	97,166,921	$114,083	17,383,619	$2	$9,256	$(69,647)	$23	$(60,366)
Net loss	—	—	—	—	—	(12,941)	—	(12,941)
Issuance of common stock upon exercise of stock options	—	—	185,950	—	49	—	—	49
Stock-based compensation expense	—	—	—	—	650	—	—	650
Other comprehensive income	—	—	—	—	—	—	174	174

Balance at June 30, 2020	97,166,921	114,083	17,569,569	2	9,955	(82,588)	197	(72,434)

The accompanying notes are an integral part of these condensed consolidated financial statements.

F3-4

ADICET BIO, Inc.

Condensed Consolidated Statements of Cash Flows

(in thousands)

(unaudited)

	Six months ended June 30,
	2020	2019
Cash flows from operating activities
Net loss	$(12,941)	$(6,782)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization expense	626	648
Stock-based compensation expense	650	474
Net amortization of premiums and accretion of discounts on investments	(29)	(112)
Change in fair value of redeemable convertible preferred stock tranche liability	—	(1,935)
Change in fair value of redeemable convertible preferred stock warrant liability	(57)	—
Changes in operating assets and liabilities:
Accounts receivable —related party	(10,000)	—
Prepaid expenses and other current assets	(2,897)	781
Other non-current assets	(748)	18
Accounts payable	1,114	561
Contract liabilities —related party	535	(6,073)
Deferred rent	(87)	(83)
Accrued and other current liabilities	3,476	(881)

Net cash used in operating activities	(20,358)	(13,384)

Cash flows from investing activities
Purchases of marketable debt securities	(5,700)	(2,442)
Proceeds from maturities of marketable debt securities	34,235	12,750
Purchases of property and equipment	(412)	(468)

Net cash provided by investing activities	28,123	9,840

Cash flows from financing activities
Proceeds from exercise of stock options	49	16
Deferred debt issuance costs	(157)	—

Net cash provided by (used in) financing activities	(108)	16

Net change in cash, cash equivalents and restricted cash	7,657	(3,528)
Cash, cash equivalents and restricted cash, at the beginning of the period	14,889	13,757

Cash, cash equivalents and restricted cash, at the end of the period	$22,546	$10,229

Reconciliation of cash, cash equivalents and restricted cash to condensed consolidated balance sheets:
Cash and cash equivalents	$18,264	$5,947
Restricted cash	4,282	4,282

Cash, cash equivalents and restricted cash in condensed consolidated balance sheets	$22,546	$10,229

Supplemental disclosures of noncash investing and financing activities
Purchases of property and equipment included in accounts payable	$43	$93
Issuance of redeemable convertible preferred stock warrants in connection with the Loan Agreement	$144	$—
Exercise of TRDF Liability	$—	$88

The accompanying notes are an integral part of these condensed consolidated financial statements.

F3-5

ADICET BIO, Inc.

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

1. Organization and Nature of the Business

Adicet Bio, Inc. (the “Company”) is a pre-clinical stage biotechnology company engaged in the design and development of a new generation of allogeneic immunotherapies for cancer and other diseases. The Company was incorporated in November 2014 in Delaware and is headquartered in Menlo Park, California.

Adicet Bio Israel Ltd. (formerly Applied Immune Technologies Ltd.) (“Adicet Israel”) is a wholly owned subsidiary of the Company and is located in Haifa, Israel. Adicet Israel was founded in 2006 and is a drug development company specializing in T-Cell Receptor-Like (“TCRL”) antibodies that are targeted to intracellular-derived peptides for a variety of therapeutic and diagnostic applications. During 2019, the Company consolidated its operations, including research and development activities, in the United States and as a result substantially reduced its operations in Israel.

On April 28, 2020, the Company entered into a definitive merger agreement with resTORbio, Inc. (“resTORbio”) to create a combined publicly-traded biotechnology company whose anticipated focus will be on the development of the Company’s off-the-shelf allogeneic gamma delta T cell therapies for oncology and other indications (see Note 10).

Liquidity

The Company has incurred significant net operating losses and negative cash flows from operations since inception and had an accumulated deficit of $82.6 million as of June 30, 2020. The Company has historically financed its operations primarily through a collaboration and licensing arrangement, as well as through the private placement of equity securities. To date, none of the Company’s product candidates have been approved for sale and therefore the Company has not generated any revenue from product sales. Management expects operating losses and negative cash flows to continue for the foreseeable future, until such time, if ever, that it can generate significant sales of its product candidates currently in development.

Management believes that the Company’s cash, cash equivalents and marketable debt securities will not be sufficient for the Company to continue as a going concern for at least one year from the issuance date of these interim condensed consolidated financial statements. The Company believes that this raises substantial doubt about its ability to continue as a going concern. As a result, the Company will be required to raise additional capital, however, there can be no assurance as to whether additional financing will be available on terms acceptable to the Company, if at all. If sufficient funds on acceptable terms are not available when needed, the Company could be required to significantly reduce its operating expenses and delay, reduce the scope of, or eliminate one or more of its development programs. Failure to manage discretionary spending or raise additional financing, as needed, may adversely impact the Company’s ability to achieve its intended business objectives and have an adverse effect on its results of operations and future prospects.

The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The accompanying condensed consolidated financial statements do not reflect any adjustments relating to the recoverability and reclassifications of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.

F3-6

ADICET BIO, Inc.

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

2. Summary of Significant Accounting Policies

Basis of Presentation

The unaudited interim condensed consolidated financial statements and related disclosures have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation. The U.S. dollar is the functional and reporting currency of the Company and its subsidiary.

Unaudited Interim Financial Information

The accompanying condensed consolidated balance sheet as of June 30, 2020, the condensed consolidated statements of operations and comprehensive loss, the condensed consolidated statements of redeemable convertible preferred stock and stockholders’ deficit and condensed consolidated statements of cash flows for the six months ended June 30, 2020 and 2019 are unaudited. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2020 and the results of its operations and its cash flows for the six months ended June 30, 2020 and 2019. The financial data and other information disclosed in these notes related to the six months ended June 30, 2020 and 2019 are also unaudited. The results for the six months ended June 30, 2020 are not necessarily indicative of results to be expected for the year ending December 31, 2020, any other interim periods, or any future year or period. The balance sheet as of December 31, 2019 included herein was derived from the audited consolidated financial statements as of that date. Certain disclosures have been condensed or omitted from the interim condensed consolidated financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and related notes.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Such estimates include the valuation of the redeemable convertible preferred stock warrant liability, redeemable convertible preferred stock tranche liability, the Technion Research and Development Foundation liability (“TRDF Liability”), term loan, deferred tax assets, useful lives of property and equipment, accruals for research and development activities, revenue recognition and stock-based compensation. Actual results could differ from those estimates. The current COVID-19 (coronavirus) pandemic, which is impacting worldwide economic activity, poses risk that the Company or its employees, contractors, suppliers, and other partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. The extent to which the coronavirus impacts the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that will emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. COVID-19 may impact the timing of regulatory approval of the

F3-7

ADICET BIO, Inc.

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

INDs for clinical trials, the enrollment of any clinical trials that are approved, the availability of clinical trial materials and regulatory approval and commercialization of our products. COVID-19 may also impact the Company’s ability to access capital, which could negatively impact short-term and long-term liquidity.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (the “FASB”) under its Accounting Standard Codifications (“ASC”) or other standard setting bodies and adopted by the Company as of the specified effective date, unless otherwise discussed below.

Recently Adopted Accounting Pronouncements

In August 2018, the FASB issued Accounting Standards Update (“ASU”) No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements. The new disclosure requirements include disclosure related to changes in unrealized gains or losses included in other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of each reporting period and the explicit requirement to disclose the range and weighted-average of significant unobservable inputs used for Level 3 fair value measurements. This ASU removes the requirement to disclose: the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; the policy for timing of transfers between levels; and the valuation processes for Level 3 fair value measurements. For all entities, this ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company adopted this ASU effective January 1, 2020. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements and related disclosures.

3. Fair Value Measurements

The Company determines the fair value of financial and non-financial assets and liabilities using the fair value hierarchy which establishes three level of inputs that may be used to measure fair value, as follows:

Level 1—Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs which reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

F3-8

ADICET BIO, Inc.

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values (in thousands):

	June 30, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$14,361	$—	$—	$14,361

Cash equivalents(1)	14,361	—	—	14,361
Asset-backed securities	—	18,024	—	18,024
Corporate debt securities	—	11,780	—	11,780
Commercial paper	—	4,245	—	4,245

Marketable debt securities	—	34,049	—	34,049

Total fair value of assets	$14,361	$34,049	$—	$48,410

Liabilities:
Redeemable convertible preferred stock warrant liability	$—	$—	$1,968	$1,968

Total fair value of liabilities	$—	$—	$1,968	$1,968

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$7,232	$—	$—	$7,232

Cash equivalents(1)	7,232	—	—	7,232
Asset-backed securities	—	19,598	—	19,598
Corporate debt securities	—	19,394	—	19,394
Commercial paper	—	17,892	—	17,892
U.S. Government agency bonds	—	5,497	—	5,497

Marketable debt securities	—	62,381	—	62,381

Total fair value of assets	$7,232	$62,381	$—	$69,613

Liabilities:
Redeemable convertible preferred stock warrant liability	$—	$—	$1,881	$1,881

Total fair value of liabilities	$—	$—	$1,881	$1,881

(1)	Included in cash and cash equivalents in the condensed consolidated balance sheets

F3-9

ADICET BIO, Inc.

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

The following tables presents a summary of the changes in the fair value of the Company’s Level 3 financial instruments (in thousands):

Redeemable Convertible Preferred Stock Warrant Liability
Fair Value as of December 31, 2019	$1,881
Recognition of preferred stock warrant liability	144
Change in the fair value included in other income, net	(57)

Fair Value as of June 30, 2020	$1,968

	Redeemable Convertible Preferred Stock Tranche Liability	TRDF Liability
Fair Value as of December 31, 2018	3,113	142
Settlement	—	(88)
Change in the fair value included in other income, net	(1,918)	(17)

Fair Value as of June 30, 2019	$1,195	$37

The fair values of the redeemable convertible preferred stock tranche liability, the TRDF Liability and the redeemable convertible preferred stock warrant liability are based on significant unobservable inputs, which represent Level 3 measurements within the fair value hierarchy. In determining the fair values of the redeemable convertible preferred stock tranche liability and the redeemable convertible preferred stock warrants, the Company used the Black-Scholes option-pricing model to estimate the fair value using unobservable inputs including the expected term, expected volatility, risk-free interest rate and dividend yield (see Note 13). The fair value of the redeemable convertible warrant liability was determined based on the fair value of the Company’s Series B redeemable convertible preferred stock. The fair value of the TRDF Liability was determined based on fair value of the Company’s Series A redeemable convertible preferred stock.

4. Marketable Debt Securities

The following tables summarizes the Company’s marketable debt securities (in thousands):

	June 30, 2020
	Amortized Cost	Unrealized Losses	Unrealized Gains	Fair Value
Asset-backed securities	$17,907	$—	$117	$18,024
Corporate debt securities	11,721	—	59	11,780
Commercial paper	4,224	—	21	4,245

Total	$33,852	$—	$197	$34,049

F3-10

ADICET BIO, Inc.

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

	December 31, 2019
	Amortized Cost	Unrealized Losses	Unrealized Gains	Fair Value
Asset-backed securities	19,589	(1)	10	19,598
Corporate debt securities	19,387	(3)	9	19,393
Commercial paper	17,882	—	11	17,893
U.S. Government agency bonds	5,500	(3)	—	5,497

Total	$62,358	$(7)	$30	$62,381

The following table summarizes the Company’s marketable debt securities by contractual maturity (in thousands):

	June 30, 2020
	Amortized Cost	Fair Value
Within one year	$33,852	$34,049
After one year through five years	—	—
After five years	—	—

Total	$33,852	$34,049

The following table summarizes the classification of the Company’s marketable debt securities in the condensed consolidated balance sheets (in thousands):

	June 30, 2020	December 31, 2019
Short-term marketable debt securities	$34,049	$51,793
Long-term marketable debt securities	—	10,588

Total	$34,049	$62,381

5. Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	June 30, 2020	December 31, 2019
Prepaid expenses	$1,184	$672
Tax receivable	3,400	722
Interest receivable	89	213
Other current assets	10	179

Total prepaid expenses and other current assets	$4,683	$1,786

F3-11

ADICET BIO, Inc.

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

6. Property and Equipment, net

Property and equipment, net consisted of the following (in thousands):

	Useful life (years)	June 30, 2020	December 31, 2019
Laboratory equipment	3	$4,062	$3,872
	Lesser of useful life
Leasehold improvements	or lease term	1,395	1,327
Furniture and fixtures	3	260	68
Construction in progress	—	114	300
Computer equipment	3	42	42
Software	3	150	150

		$6,023	$5,759
Less: Accumulated depreciation and amortization		(4,264)	(3,638)

Property and equipment, net		$1,759	$2,121

Depreciation and amortization expense was $0.6 million for each of the six months ended June 30, 2020 and 2019. All of the Company’s property and equipment as of June 30, 2020 and December 31, 2019 was located in the United States.

7. Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following (in thousands):

	As of June 30, 2020	As of December 31, 2019
Accrued compensation	$2,095	$1,359
Accrued research and development expenses	1,494	450
Accrued professional services	2,293	301
Accrued other liabilities	271	710

Total accrued and other liabilities	$6,153	$2,820

8. Regeneron License and Collaboration Arrangement

Agreement Terms

On July 29, 2016, the Company entered into a License and Collaboration Agreement with Regeneron Pharmaceuticals, Inc. (“Regeneron”) to develop engineered immune-cell therapeutics using the universal immune cell therapies platform, which was amended in April 2019, with such amendment becoming effective in connection with Regeneron’s investment in the Company’s Series B redeemable convertible preferred stock private placement transaction in July 2019 (as amended, the “Regeneron Agreement”).

The Company received a non-refundable upfront payment of $25.0 million from Regeneron upon execution of the Regeneron Agreement, an aggregate of $10.0 million of additional payments for research funding from Regeneron under the Regeneron agreement as of June 30, 2020. In June 2020, the Company achieved the

F3-12

ADICET BIO, Inc.

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

milestone for the selection of a clinical candidate to the second collaboration target under the Regeneron Agreement and invoiced an amount of $10.0 million to Regeneron, which is presented as accounts receivable – related party on the condensed consolidated balance sheets as of June 30, 2020. The Company received the payment from Regeneron in July 2020 (See Note 18). In addition, Regeneron may have to pay the Company additional amounts in the future consisting of up to an aggregate of $100.0 million of option exercise fees as specified in the Regeneron Agreement. Regeneron must also pay the Company high single digit royalties as a percentage of net sales for immune cell therapeutics (“ICPs”) to targets for which it has exclusive rights, and low single digit royalties as a percentage of net sales on any non-ICP product comprising a targeting moiety generated by the Company through the use of Regeneron’s proprietary mice. The Company must pay Regeneron mid-single to low double digit, but less than teens, royalties as a percentage of net sales of ICPs to targets for which the Company has exercised exclusive rights, and low to mid-single digit royalties as a percentage of net sales of targeting moieties generated from the Company’s license to use Regeneron’s proprietary mice. Royalties are payable until the longer of the expiration or invalidity of the licensed patent rights or twelve (12) years from first commercial sale.

Revenue Recognition

For revenue recognition purposes, the Company determined that the duration of the contract is the same as the research term of five (5) years beginning on the execution of the Regeneron Agreement on July 29, 2016. The contract duration is defined as the period during which parties to the contract have present and enforceable rights and obligations. The Company determined that Regeneron faces significant in-substance penalties were it to terminate the Regeneron Agreement prior to the end of the research.

At contract inception, the Company determined a transaction price of the Regeneron consisting of the $25.0 million upfront payment and the aggregate research funding fees payable over the research term. In order to determine the transaction price, the Company evaluated all the payments to be received during the duration of the contract. Per the terms of the original Regeneron Agreement prior to the amendment effective from July 2019, the research funding fees were payable merely due to passage of time and therefore did not represent a variable consideration. After the amendment became effective in July 2019, certain of these fees became contingent upon the Company meeting certain development and regulatory milestones. Therefore, the Company concluded that after the amendment such potential payments became variable consideration the receipt of which was subject to substantial uncertainty and therefore excluded from the transaction price upon the effective date of the amendment. The Company will re-evaluate the transaction price if there is a significant change in facts and circumstances at least at the end of each reporting period. The Company increased the transaction price in June 2020 when it achieved the milestone for the selection of a clinical candidate to the second collaboration target under the Regeneron Agreement, resulting in a recognition of cumulative revenue of $5.0 million during the six months ended June 30, 2020.

For the six months ended June 30, 2020 and 2019, the Company recognized $9.5 million and $6.1 million of license and collaboration revenue, respectively, representing revenue recognized under the Regeneron Agreement based on proportional performance.

F3-13

ADICET BIO, Inc.

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

The following table presents changes in the Company’s contract assets and contract liabilities for the six months ended June 30, 2020 and 2019 (in thousands):

Six months ended June 30, 2020	Balance at beginning of period	Additions	Deductions(1)	Balance at end of period
Contract asset:	$—	$10,000	$ —	$10,000
Contract liability:	$21,883	$10,000	$(9,465)	$22,418

Six months ended June 30, 2019	Balance at beginning of period	Additions	Deductions(1)	Balance at end of period
Contract liability:	$22,878	$—	$(6,073)	$16,805
(1)	Deductions to contract liabilities relate to deferred revenue recognized as revenue during the reporting period.

Contract assets are reflected as accounts receivable—related party on the condensed consolidated balance sheet. The Company achieved the milestone for the selection of a clinical candidate to the second collaboration target under the Regeneron Agreement in June 2020 and was entitled to receive a payment of $10.0 million from Regeneron. The Company received the payment from Regeneron in July 2020 (See Note 18).

Contract liabilities related to the Regeneron Agreement of $22.4 million and $16.8 million as of June 30, 2020 and as of June 30, 2019, respectively, which were comprised of the $25.0 million upfront payment, additional $5.0 million research funding fees in each of 2017 and 2018, and $10.0 million for achievement of the milestone for the selection of a clinical candidate to the second collaboration target in June 2020, less $22.6 million and $18.2 million of license and collaboration revenue recognized from the inception of the Regeneron Agreement as of June 30, 2020 and as of June 30, 2019, respectively, will be recognized as the combined performance obligation is satisfied.

9. Term Loan

On April 28, 2020, the Company entered into a Loan and Security Agreement with Pacific Western Bank for a term loan not exceeding $12.0 million (as amended, referred to as the “Loan Agreement”) to finance leasehold improvements for its new corporate headquarters in Redwood City, California and other purposes permitted under the Loan Agreement, with an interest rate equal to the greater of 0.25% above the Prime Rate (as defined in the Loan Agreement) or 5.00%. The Loan Agreement granted to Pacific Western Bank a security interest on substantially all of the Company’s assets other than intellectual property to secure the performance of the Company’s obligations under the Loan Agreement, and contains a variety of affirmative and negative covenants, including required financial reporting, limitations on certain dispositions of assets or distributions, limitations on the incurrence of additional debt or liens and other customary requirements. Pacific Western Bank consented to the delivery of audited consolidated financial statements that include a going concern explanatory paragraph by the Company’s independent registered public accounting firm for the year ended December 31, 2019 in accordance with the terms of the financial statement covenants set forth in the Loan Agreement. Therefore, as of June 30, 2020, the Company was in compliance with such covenants and had no indebtedness outstanding under the Loan Agreement.

In connection with the entering into the Loan Agreement, the Company issued Pacific Western Bank a warrant to purchase shares of its Series B redeemable convertible preferred stock at an exercise price of $1.4034 per share (referred to as the “Existing PacWest Warrant”), which was later assigned to an affiliate of Pacific Western Bank. The Existing PacWest Warrant is initially exercisable for 42,753 shares of the Company’s Series B redeemable convertible preferred stock and shall be exercisable for an additional number of shares of its Series

F3-14

ADICET BIO, Inc.

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

B redeemable convertible preferred stock equal to 1.00% of the aggregate original principal amount of all term loans made pursuant to the Loan Agreement (up to an aggregate maximum of 128,259 shares). Pursuant to the terms of the Existing PacWest Warrant and the merger agreement (see Note 10), at the effective time of the merger, resTORbio will issue a new warrant to the holder of the Existing PacWest Warrant (referred to as the “New PacWest Warrant”) which will replace the Existing PacWest Warrant. The New PacWest Warrant will be exercisable solely for shares of resTORbio common stock and the number of shares of resTORbio common stock subject to the warrant shall be determined by multiplying (x) the number of shares of the Company’s capital stock that were subject to the Existing PacWest Warrant (on an as-converted basis with respect to shares of the Company’s preferred stock), as in effect immediately prior to the effective time of the merger, by (y) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of resTORbio common stock. The per share exercise price for the resTORbio common stock issuable upon exercise of the New PacWest Warrant shall be determined by dividing (x) the exercise price per share of the Company’s capital stock subject to the Existing PacWest Warrant (on an as- converted basis), as in effect immediately prior to the effective time of the merger, by (y) the exchange ratio, and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise set forth in the Existing PacWest Warrant shall continue in full force and effect in the New PacWest Warrant and the term, exercisability, vesting schedule and other provisions of the Existing PacWest warrant shall otherwise remain unchanged in the New PacWest Warrant.

Pursuant to the terms of the Loan Agreement, Pacific Western Bank has consented in principle to the consummation of the merger as a Permitted Transaction (as defined in the Loan Agreement) subject to certain conditions, including: (i) that the merger is consummated in accordance with the merger agreement (unless otherwise approved by Pacific Western Bank in writing), (ii) the Company providing copies of all material transaction documents to Pacific Western Bank, (iii) the Company providing any diligence materials reasonably requested by Pacific Western Bank, (iv) resTORbio entering into a secured guaranty agreement in form and substance satisfactory to Pacific Western Bank and granting Pacific Western Bank a security interest in substantially all of its assets other than its intellectual property and (v) resTORbio issuing the New PacWest Warrant to the holder of the Existing PacWest Warrant pursuant to the terms of the merger agreement and the Existing PacWest Warrant. If the conditions set forth in the consent provided by Pacific Western Bank are not satisfied, the Company would effectively need to terminate the Loan Agreement and repay any outstanding loan funds or refinance the facility with another lender.

The Company may request to draw upon the term loan at any time through the date eighteen months after the date of the Loan Agreement (“Availability End Date”), which is October 28, 2021. To date, no amounts have been drawn under the Loan Agreement.

The Company accounted for the fair value of the Existing PacWest Warrant issued and the debt issuance costs as a deferred asset on the consolidated balance sheet that will be amortized on a straight-line basis until Availability End Date in interest expenses.

Upon each draw of the term loan, the Company will derecognize the proportionate unamortized amount of the deferred asset and account for it as a debt discount to the drawn term loan. The debt discount will be presented in the consolidated balance sheet as a direct adjustment to the carrying value of the term loan. The debt discount will be amortized using the effective interest rate method over the term of the debt and recorded as an interest expense.

As of June 30, 2020, the deferred debt issuance costs were $0.3 million and are included in other non-current assets on the Company’s condensed balance sheet.

F3-15

ADICET BIO, Inc.

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

10. Merger

On April 28, 2020, the Company entered into a definitive merger agreement with resTORbio to create a combined publicly-traded biotechnology company whose anticipated focus will be on the development of the Company’s off-the-shelf allogeneic gamma delta T cell therapies for oncology and other indications. Under the terms of the merger agreement, the Company will merge with a wholly owned subsidiary of resTORbio in an all-stock transaction (the “resTORbio Merger”). Under the exchange ratio formula in the merger agreement, immediately following the effective time of the resTORbio Merger, the former securityholders of the Company as of immediately prior to the effective time of the resTORbio Merger are expected to own approximately 75% of the outstanding shares of resTORbio’s common stock on a fully-diluted basis and securityholders of resTORbio as of immediately prior to the effective time of the resTORbio Merger are expected to own approximately 25% of the outstanding shares of resTORbio Common Stock on a fully-diluted basis (in each case excluding equity incentives available for grant). The Company has concluded that the transaction represents a business combination pursuant to FASB ASC Topic 805, Business Combinations. Further, the Company was determined to be the accounting acquirer based upon the terms of the resTORbio Merger and other factors including: (i) the Company’s securityholders will own approximately 75% of the voting rights of the combined company (on a fully-diluted basis excluding equity incentives available for grant); (ii) the Company will designate a majority (five of seven) of the initial members of the board of directors of the combined company; and (iii) the terms of the exchange of equity interests based on the exchange ratio at the announcement of the resTORbio Merger factored in an implied premium to resTORbio’s stockholders. The composition of senior management of the combined company was determined to be a neutral factor in the accounting acquirer determination, as the combined company will leverage the expertise of the senior management of both companies.

On April 28, 2020, in connection with the resTORbio Merger the Company entered into a transition agreement with Anil Singhal, the Company’s Chief Executive Officer and President, pursuant to which Dr. Singhal will transition from his role as Chief Executive Officer and President of the Company prior to the closing of the resTORbio Merger to an advisory role immediately after the closing of the resTORbio Merger. In accordance with such agreement, Dr. Singhal is entitled to the following compensation, subject to his continued service through the completion of the resTORbio Merger and contingent on completion of the resTORbio Merger and his execution of a release of claims: (1) cash payments of (i) $470,000 within 60 days following the closing of the resTORbio Merger, (ii) an amount equal to his pro-rated bonus for the 2020 calendar year payable within 60 days following the closing of the resTORbio Merger, (iii) $250,000 payable in one lump sum on January 1, 2021 and (iv) $24,000 payable within 60 days following the closing of the resTORbio Merger, (2) 12 months’ of accelerated vesting of his unvested options to purchase the Company’s common stock upon completion of the resTORbio Merger, and (3) a 12-month post-termination exercise period following termination of his independent contractor services agreement, dated April 28, 2020 (the “ICSA”), subject to any earlier expiration of the options to purchase the Company’s common stock by their terms. In addition, Dr. Singhal is entitled to reimbursement of up to $15,000 of his reasonable and documented legal expenses incurred in connection with such transition agreement. Pursuant to such agreement, subject to Dr. Singhal’s continued service through the completion of the resTORbio Merger and contingent on completion of the resTORbio Merger, Dr. Singhal’s continued service for purposes of vesting of his options to purchase the Company’s common stock will continue until the earlier of (i) May 7, 2021 or (ii) termination of the ICSA, provided, however, if the ICSA is terminated early without cause, Dr. Singhal is entitled to accelerated vesting of unvested options that would have vested from the date of such termination through May 7, 2021. In addition, Dr. Singhal’s existing options acceleration provisions will terminate. Pursuant to the ICSA, Dr. Singhal will provide certain advisory services to the Company for a term of 12 months following the closing of the merger and is entitled to payments of $12,500 per month for such services.

F3-16

ADICET BIO, Inc.

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

11. Commitments and Contingencies

Operating Leases

The future minimum lease payments under all non-cancelable operating lease obligations as of June 30, 2020 were as follows (in thousands):

2020 (remaining six months)	1,722
2021	3,518
2022	2,942
2023	2,798
2024	2,882
2025 and thereafter	16,328

Total	$30,190

In conjunction with the Menlo Park lease agreement, the Company issued a cash-collateralized letter of credit in lieu of security deposit of $0.2 million which cash-collateral is included in restricted cash on the balance sheets as of June 30, 2020 and December 31, 2019. In addition, the Company issued a cash-collateralized letter of credit for $4.1 million in 2018 for the new office lease in Redwood City and the cash-collateral is also included in the restricted cash balance as of June 30, 2020 and December 31, 2019.

Litigation

In connection with the Merger, a putative class action lawsuit has been filed against resTORbio, its directors, the Company, and Merger Sub by purported resTORbio stockholder Patrick Plumley. The lawsuit generally alleges that the resTORbio proxy statement/prospectus/information statement filed with the SEC on June 23, 2020 misrepresents and/or omits certain purportedly material information relating to financial projections, analysis performed by JMP, past engagements of JMP, and the process leading up to the execution of the Merger Agreement. The lawsuit seeks, among other things: an injunction enjoining consummation of the Merger, costs of the action, including plaintiff’s attorneys’ fees and experts’ fees, declaratory relief, and any other relief the court may deem just and proper. The Company believes the lawsuit to be without merit and plans to seek dismissal.

The Company is subject to claims and assessments from time to time in the ordinary course of business but is not aware of any such matters, individually or in the aggregate, that could have a material adverse effect on the Company’s financial position, results of operations or cash flows.

12. Redeemable Convertible Preferred Stock

Under the Company’s Certificate of Incorporation, as amended, the Company’s redeemable convertible preferred stock is issuable in series. The Company’s Board of Directors is authorized to determine the rights, preferences and terms of each series.

As of June 30, 2020 and December 31, 2019, redeemable convertible preferred stock consists of the following (in thousands, except per share and share amounts):

	Shares Authorized	Original Issue Price	Shares Issued and Outstanding	Carrying Value	Liquidation Preference
Series A	37,104,185	$1.20	37,104,185	$35,960	$44,525
Series A-1	629,633	1.20	629,633	447	756
Series A-2	2,428,688	1.20	2,428,688	1,749	2,914
Series B	59,200,938	1.4034	57,004,415	75,927	80,000

	99,363,444		97,166,921	$114,083	$128,195

F3-17

ADICET BIO, Inc.

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

The original issuance price in the tables above reflect the stated issuance price per the respective purchase agreements.

Voting Rights

Each share of redeemable convertible preferred stock has the same voting rights as the number of shares of common stock into which it is convertible and vote together with the holders of common stock as a single class.

The holders of shares of Series A redeemable convertible preferred stock shall be entitled, voting separately as a single class, to elect two directors of the Company (the “Series A Directors”). The holders of shares of redeemable convertible preferred stock shall be entitled, voting separately as a single class on an as-converted basis, to elect two directors of the Company (together with the Series A Directors, the “Preferred Directors”). The holders of shares of common stock shall be entitled, voting separately as a single class, to elect one director of the Company. The holders of shares of common stock and convertible redeemable preferred stock shall be entitled, voting together, to elect the remaining directors of the Company.

Dividends

Holders of outstanding shares of Series B redeemable convertible preferred stock are entitled to receive dividends, when, as and if declared by the Board of Directors, at the annual rate of $0.1123 per share as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction (“recapitalizations”), payable in preference and priority to any declaration or payment of any distribution on Series A redeemable convertible preferred stock, Series A-2 redeemable convertible preferred stock, Series A-1 redeemable convertible preferred stock or common stock of the Company in such calendar year.

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company in any fiscal year unless the holders of the Series B redeemable convertible preferred stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B redeemable convertible preferred stock in an amount at least equal to all declared but unpaid dividends with respect to all outstanding shares of Series B redeemable convertible preferred stock and the amount of the dividends then accrued on such share of Series B redeemable convertible preferred stock with respect to such fiscal year.

After payment of the full amount of any dividends payable described above, the holders of shares of Series A redeemable convertible preferred stock are entitled to receive dividends, when, as and if declared by the Board of Directors, at the annual rate of $0.096 per share as adjusted for any recapitalization adjustments, payable in preference and priority to any declaration or payment of any distribution on Series A-2 redeemable convertible preferred stock, Series A-1 redeemable convertible preferred stock or common stock of the Company in such calendar year.

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company in any fiscal year unless the holders of the Series A redeemable convertible preferred stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A redeemable convertible preferred stock in an amount at least equal to all declared but unpaid dividends with respect to all outstanding shares of Series A redeemable convertible preferred stock and the amount of the dividends then accrued on such share of Series A redeemable convertible preferred stock with respect to such fiscal year.

F3-18

ADICET BIO, Inc.

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

After payment of the full amount of any dividends payable described above, the holders of shares of Series A-2 redeemable convertible preferred stock are entitled to receive dividends, when, as and if declared by the Board of Directors, at the annual rate of $0.096 per share adjusted for any recapitalization adjustments, payable in preference and priority to any declaration or payment of any distribution on Series A-1 redeemable convertible preferred stock or common stock of the Company in such calendar year.

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of the Series B redeemable convertible preferred stock and Series A redeemable convertible preferred stock as indicated above) in any fiscal year unless the holders of the Series A-2 redeemable convertible preferred stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A-2 redeemable convertible preferred stock in an amount at least equal to all declared but unpaid dividends with respect to all outstanding shares of Series A-2 redeemable convertible preferred stock and the amount of the dividends then accrued on such share of Series A-2 redeemable convertible preferred stock with respect to such fiscal year.

After payment of the full amount of any dividends pursuant to the paragraphs above, any additional dividends shall be distributed among all holders of common stock and all holders of redeemable convertible preferred stock in proportion to the number of shares of common stock which would be held by each such holder if all shares of each such series of redeemable convertible preferred stock were converted to common stock at the then effective conversion rate.

Dividends are noncumulative, and none were declared as of June 30, 2020.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, or deemed liquidation event, either voluntary or involuntary (“Liquidation”), the holders of Series B redeemable convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of any other series of redeemable convertible preferred stock or common stock an amount per share equal to the greater of (i) the sum of $1.4034, adjusted for any recapitalization adjustments for each outstanding share of Series B redeemable convertible preferred stock and an amount equal to all declared but unpaid dividends on such share and (ii) such amount per share as would have been payable had all shares of Series B redeemable convertible preferred stock been converted into common stock pursuant to the conversion right immediately prior to such Liquidation (see below for the conversion rights).

After full payment to the holders of Series B redeemable convertible preferred stock, the holders of Series A redeemable convertible preferred stock shall be entitled to receive, prior and in preference to any distribution from the assets of the Company to the holders of Series A-2 and A-1 redeemable convertible preferred stock or common stock an amount per share equal to the greater of (i) the sum of $1.20, adjusted for any recapitalization adjustments, for each outstanding share of Series A redeemable convertible preferred stock and an amount equal to all declared but unpaid dividends on such share and (ii) such amount per share as would have been payable had all shares of Series A redeemable convertible preferred stock been converted into common stock pursuant to the conversion right immediately prior to such Liquidation (see below for the conversion rights).

After full payment to holders of Series B and A redeemable convertible preferred stock, the holders of Series A-2 redeemable convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Series A-1 redeemable convertible preferred stock or common stock an amount per share equal to the greater of (i) the sum of $1.20, adjusted for any

F3-19

ADICET BIO, Inc.

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

recapitalization adjustments, for each outstanding share of Series A-2 redeemable convertible preferred stock and an amount equal to all declared but unpaid dividends on such share and (ii) such amount per share as would have been payable had all shares of Series A-2 redeemable convertible preferred stock been converted into common stock pursuant to the conversion right immediately prior to such Liquidation (see below for the conversion rights).

After full payment to holders of the Series B, A and A-2 redeemable convertible preferred stock, the holders of Series A-1 redeemable convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock an amount per share equal to the greater of (i) the sum of $1.20, adjusted for any recapitalization adjustments, for each outstanding share of Series A-1 redeemable convertible preferred stock and an amount equal to all declared but unpaid dividends on such share and (ii) such amount per share as would have been payable had all shares of Series A-1 redeemable convertible preferred stock been converted into common stock pursuant to the conversion right immediately prior to such Liquidation (see below for the conversion rights).

After the payment to the holders of redeemable convertible preferred stock of the full preferential amounts specified above, all of the remaining assets of the Company available for distribution to stockholders shall be distributed among the holders of common Stock pro rata based on the number of shares of common Stock held by each such holder.

Conversion

Each share of redeemable convertible preferred stock is convertible, at the option of the holder, into the number of fully-paid and non-assessable shares of common stock that result from dividing the applicable original issue price per share by the applicable conversion price per share at the time of conversion, as adjusted for any recapitalization adjustments. If, after the issuance date of the Series B redeemable convertible preferred stock, the Company issues or sells, or is deemed to have sold, additional shares of common stock without consideration or for a consideration per share less than the conversion price for a particular series of preferred stock (other than the Series A-1 redeemable convertible preferred stock) in effect immediately prior to the issuance of such additional shares of common stock, except for certain exceptions allowed, the conversion price of the redeemable convertible preferred stock would be adjusted. As of June 30, 2020, each series of the Company’s redeemable convertible preferred stock was convertible into the Company’s shares of common stock on a one-for-one basis.

Each share of redeemable convertible preferred stock is convertible into common stock and automatically immediately upon the earlier of (i) the Company’s sale of its common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act, the public offering price of which is not less than $2.40 per share, as adjusted for recapitalization adjustments and which results in proceeds to the Company of at least $50 million in the aggregate (before deduction of underwriting discounts and commissions) (a “Qualified IPO”) or (ii) the Company’s receipt of a written request for such conversion from the holders of the majority of the then outstanding shares of redeemable convertible preferred stock as determined on an as-converted to common stock basis; provided, however, that in respect of (ii), the vote or written consent of the vote or written consent of the holders of a majority of the Series B redeemable convertible preferred stock, voting together as a single class on an as-converted basis shall also be required to effect such conversion solely in the event such conversion both: (A) is being effected in connection with a specific proposed Liquidation changing the allocation of proceeds distributable to the Company’s stockholders in such Liquidation and (B) would result in a holder of Series B redeemable convertible preferred stock receiving less in distributions from such transaction for a share of Series B redeemable convertible preferred stock in such Liquidation than such holder would have received if such conversion was not effected and the proceeds were distributed for such share in such Liquidation in accordance with liquidation preferences described above.

F3-20

ADICET BIO, Inc.

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

Redemption and Balance Sheet Classification

The redeemable convertible preferred stock is recorded within mezzanine equity because while it is not mandatorily redeemable, it will become redeemable at the option of the stockholders upon the occurrence of certain deemed liquidation events that are considered not solely within the Company’s control.

13. Redeemable Convertible Preferred Stock Warrant Liability

During the period from July 2019 to September 2019, in connection with the issuance of Series B redeemable convertible preferred stock, the Company issued to its financial advisor warrants to purchase 1,781,387 shares of Series B redeemable convertible preferred stock at an exercise price of $1.4034 per share (the “Series B Warrants”), which was accounted as preferred stock issuance costs.

The Series B Warrants will terminate at the earlier of the seven-year anniversary from the issuance date and Liquidation of the Company. These warrants have a settlement provision under which their holders may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the Company’s stock at the time of exercise of the warrants after deduction of the aggregate exercise price. The Series B Warrants contain provisions for adjustment of the exercise price and number of shares issuable upon the exercise of warrants in the event of certain stock dividends, stock splits, reorganizations, reclassifications, and consolidations.

On April 28, 2020, in connection with the entering into the Loan Agreement, the Company issued Pacific Western Bank a warrant to purchase shares of Series B redeemable convertible preferred stock at an exercise price of $1.4034 per share, which was accounted as deferred debt issuance costs. Such warrant is initially exercisable for 42,753 shares of Series B redeemable convertible preferred stock and shall be exercisable for an additional number of shares of Series B redeemable convertible preferred stock equal to 1.00% of the aggregate original principal amount of all term loans made pursuant to the Loan Agreement (up to an aggregate maximum of 128,259 shares) (see Note 9).

The fair value of the Series B Warrants and the Existing PacWest Warrant were recorded on the date of issuance. The Series B Warrants and the Existing PacWest Warrant had a combined fair value of $2.0 million and $1.9 million as of June 30, 2020 and December 31, 2019, respectively. The change in fair value of $0.1 million during the six months ended June 30, 2020 was recorded as a component of other income, net in the condensed consolidated statement of operations and comprehensive loss.

The redeemable convertible preferred stock warrant liability was valued using the following assumptions under the Black-Scholes option-pricing model:

	June 30, 2020	April 28, 2020 (Issuance Date)	December 31, 2019
Stock price	$1.48	$1.44	$1.40
Expected term (years)	6.07 - 6.83	7.00	6.57 - 6.74
Expected volatility	80.31% - 82.58%	91.17%	82.1% - 93.3%
Risk-free interest rate	0.40% - 0.47%	0.52%	1.53% - 1.93%
Dividend yield	0%	0%	0%

Assumptions under the Black-Scholes option-pricing model on April 28, 2020 relates only to Existing PacWest Warrant.

F3-21

ADICET BIO, Inc.

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

14. Stock-based Compensation

A summary of stock option activity for the six months ended June 30, 2020 is set forth below (in thousands, except share and per share data):

		Outstanding Awards
	Number of Shares Available for Grant	Number of Shares Underlying Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding, December 31, 2019	5,267,201	15,005,410	$0.50	8.53	$5,812
Options granted	(65,000)	65,000	$0.74
Options exercised		(185,950)	$0.26
Options forfeited or cancelled	11,939	(11,939)	$0.28

Outstanding, June 30, 2020	5,214,140	14,872,521	$0.51	8.09	$12,094

Shares exercisable June 30, 2020		7,344,611	$0.37	7.15	$6,980
Vested and expected to vest, June 30, 2020		14,872,521	$0.51	8.09	$12,094

Total stock-based compensation expense recognized was as follows (in thousands):

	Six months ended June 30,
	2020	2019
Research and development	$174	$137
General and Administrative	476	337

Total Stock-based compensation	$650	$474

F3-22

ADICET BIO, Inc.

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

15. Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders, which excludes unvested restricted shares and shares which are legally outstanding, but subject to repurchase by the Company (in thousands, except share and per share data):

	Six months ended June 30,
	2020	2019
Numerator:
Net loss attributable to common stockholders	$(12,941)	$(6,782)

Denominator:
Weighted-average shares outstanding	17,502,411	17,291,592
Less: weighted-average unvested restricted shares and shares subject to repurchase	—	(151,935)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	17,502,411	17,139,657

Net loss per share attributable to common stockholders, basic and diluted	$(0.74)	$(0.40)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the period presented because including them would have been antidilutive:

	June 30,
	2020	2019
Redeemable convertible preferred stock	97,166,921	40,162,506
Options to purchase common stock	14,872,521	10,751,526
Redeemable convertible preferred stock tranche liability and TRDF obligation	—	5,926,838
Redeemable convertible preferred stock warrants	1,824,140	—

Total	113,863,582	56,840,870

16. Income Taxes

The Company recorded an income tax benefit of $2.7 million during the six months ended June 30, 2020.

The income tax benefit during the six months ended June 30, 2020 was generated as a result of the recognition of net operating loss carryback under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) which was enacted on March 27, 2020 in response to the COVID-19 (coronavirus) pandemic and generates a refund of income taxes paid for the year ended December 31, 2017. The Company records the effect of an enacted change in a tax law in the period that includes the enactment date in accordance with ASC 740, Income Taxes.

The tax relief measures under the CARES Act for businesses include a five-year net operating loss carryback, suspension of annual deduction limitation of 80% of taxable income from net operating losses

F3-23

ADICET BIO, Inc.

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

generated in a tax year beginning after December 31, 2017, changes in the deductibility of interest, acceleration of alternative minimum tax credit refunds, payroll tax relief, and a technical correction to allow accelerated deductions for qualified improvement property.

The Company maintains a full valuation allowance against its net deferred tax assets due to the Company’s history of losses as of June 30, 2020.

17. Related Party

As of June 30, 2020 and December 31, 2019, Regeneron owned 7,125,552 shares of the Company’s redeemable convertible preferred stock, respectively. Regeneron became a related party in July 2019 as a result of Series B redeemable convertible preferred stock financing. For the six months ended June 30, 2020 and June 30, 2019, the Company recorded revenue of $9.5 million and $6.1 million, respectively, and as of June 30, 2020, the Company recorded accounts receivable of $10.0 million and deferred revenue of $22.4 million related to the Regeneron Agreement. See Note 8 for a discussion of the Regeneron Agreement.

18. Subsequent Events

For its interim condensed consolidated financial statements as of June 30, 2020 and for the six months then ended, the Company evaluated subsequent events through August 12, 2020, the date on which those financial statements were issued.

On July 14, 2020, the Company’s Board of Directors confirmed that the conditions for Dr. Singhal’s Second Target Milestone Option (as defined in Dr. Singhal’s employment agreement with the Company) had been fulfilled as the Company achieved the milestone for the selection of a clinical candidate to the second collaboration target under the Regeneron Agreement. Subject to approval by the Company’s Board of Directors, Dr. Singhal is entitled to receive an option to purchase 182,056 shares of Adicet common stock following the closing of the Merger at an exercise price equal to the fair market value of the combined company’s common stock on the date of grant.

On July 30, 2020, the Company received a payment of $10.0 million from Regeneron for the selection of a clinical candidate to the second collaboration target under the Regeneron Agreement during June 2020.

F3-24

Annex A

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH “[***]”. SUCH IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF DISCLOSED.

AGREEMENT AND PLAN OF MERGER

among:

RESTORBIO, INC.;

PROJECT OASIS MERGER SUB, INC.; and

ADICET BIO, INC.

Dated as of April 28, 2020

-i-

TABLE OF CONTENTS—(Continued)

-ii-

TABLE OF CONTENTS—(Continued)

Exhibits:

Exhibit A	Form of Oasis Stockholder Support Agreement

Exhibit B	Form of Company Stockholder Support Agreement

Exhibit C	Form of Lock-Up Agreement

Exhibit D	Form of Funding Agreement

Exhibit E	Form of CVR Agreement

-iii-

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of April 28, 2020, by and among RESTORBIO, INC., a Delaware corporation (“Oasis”), PROJECT OASIS MERGER SUB, INC., a Delaware corporation and wholly owned subsidiary of Oasis (“Merger Sub”), and ADICET BIO, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 1.

RECITALS

A. Oasis and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Oasis.

B. The Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

C. The Oasis Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Oasis and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Oasis Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Oasis vote to approve this Agreement and the Contemplated Transactions, including the issuance of shares of Oasis Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and an amendment to Oasis’s certificate of incorporation.

D. The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions.

E. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.

F. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers, directors and stockholders of Oasis set forth on Section A of the Oasis Disclosure Schedule (solely in their capacity as stockholders of Oasis) are executing support agreements in favor of the Company and Oasis in substantially the form attached hereto as Exhibit A (the “Oasis Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of Oasis in favor of the approval of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.

G. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Oasis’s willingness to enter into this Agreement, the officers, directors and 5% or greater stockholders (together with their Affiliates) of the Company listed on Section A of the Company Disclosure Schedule (solely in their capacity as stockholders of the Company) are executing support agreements in favor of Oasis and the Company in substantially the form attached hereto as Exhibit B (the “Company Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Capital Stock in favor of the adoption of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.

H. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Oasis’s willingness to enter into this Agreement, the officers, directors and stockholders of the Company listed on Section B of the Company Disclosure Schedule are executing lock-up agreements in substantially the form attached hereto as Exhibit C (collectively, the “Company Lock-Up Agreements”).

I. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers, directors and stockholders of Oasis set forth on Section B of the Oasis Disclosure Schedule of Oasis are executing lock-up agreements in substantially the form attached hereto as Exhibit C (collectively, the “Oasis Lock-Up Agreements”).

J. It is expected that within five (5) Business Days after the Registration Statement is declared effective under the Securities Act, the holders of shares of Company Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and the Company’s certificate of incorporation and bylaws will execute and deliver an action by written consent adopting this Agreement, in form and substance reasonably acceptable to Oasis, in order to obtain the Required Company Stockholder Vote (each, a “Company Stockholder Written Consent” and collectively, the “Company Stockholder Written Consents”).

K. Immediately prior to the execution and delivery of this Agreement, and as a condition of the willingness of Oasis to enter into this Agreement, Oasis, the Company and certain Persons have executed the Funding Agreement, in the form attached hereto as Exhibit D (the “Funding Agreement”).

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

Section 1. Definitions and Interpretative Provisions.

1.1 Definitions.

a)	For purposes of the Agreement (including this Section 1):

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any standstill, non-solicitation or no hire provisions. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with Oasis relating to a potential Acquisition Proposal on terms that are not materially less restrictive than the Confidentiality Agreement with respect to the scope of coverage and restrictions on disclosure and use shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Oasis, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Oasis or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent Entity, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; provided however, the transactions contemplated by the Funding Agreement (including, without limitation, the Funding Transaction) shall not be an Acquisition Transaction; or

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

“Affiliate” shall have the meaning given to such term in Rule 145 under the Securities Act.

“Applicable Time” means (a) with respect to the prospectus registering the public offering and sale of Oasis Common Stock, (i) the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC, (ii) the time the Registration Statement becomes effective under the Securities Act, and (iii) at the Effective Time, and (b) with respect to the Proxy Statement, (i) the time the Registration Statement becomes effective under the Securities Act, (ii) the date the Proxy Statement, or any amendment or supplement thereto, is first mailed to the stockholders of Oasis, and (iii) at the time of the Oasis Stockholder Meeting.

“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Associate” means any current or former employee, independent contractor, officer or director of the Company or any of its Subsidiaries.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 3.6(a) and 3.6(d).

“Company Common Stock” means the common stock, $0.0001 par value per share, of the Company.

“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a Party, (b) by which the Company or any of its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.

“Company Employee Plan” means any Employee Plan that the Company or any of its Subsidiaries sponsors, contributes to, or provides benefits under or through such plan, or has any obligation to contribute to or provide benefits under or through such plan, or if such plan provides benefits to or otherwise covers any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries (or their spouses, dependents, or beneficiaries) other than an Employee Plan providing statutory benefits solely in accordance with applicable Law.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 3.1(a), 3.1(b), 3.3, 3.4 and 3.21.

“Company IP Rights” means all Intellectual Property owned, purported to be owned, licensed, or controlled by the Company or its Subsidiaries that is necessary for or used in the operation of the business of the Company and its Subsidiaries as presently conducted.

“Company IP Rights Agreement” means any instrument or agreement governing, related to or pertaining to any Company IP Rights other than (a) any non-customized software that (i) is so licensed solely in executable or object code form pursuant to a non-exclusive software license and other Intellectual Property associated with such software and (ii) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s or any of its Subsidiaries’ products or services, (b) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (c) any confidential information provided under confidentiality agreements, (d) agreements between the Company or any of its Subsidiaries and its respective employees or contractors in substantially the Company’s or such Subsidiary’s standard form thereof, and (e) material transfer agreements, clinical trial agreements, or services agreements.

“Company Israeli Options” means any Company Options held by a Person, which is subject to taxation in the State of Israel.

“Company Israeli Options Shares” means any Company Common Stock resulting from the exercise of Company Israeli Options.

“Company Options Trustee” means the trustee appointed by the Company with respect to Company Israeli Options and Company Israeli Options Shares. For the purpose of this Agreement, the Company Options Trustee shall be treated as the owner of all the Company Israeli Options and the Company Israeli Option Shares.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) the announcement of the Agreement or the pendency of the Contemplated Transactions, (b) the taking of any action, or the failure to take any action, by the Company that is required to comply with the terms of the Agreement, (c) any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (d) any change in GAAP or applicable Law or the interpretation thereof, (e) general economic or political conditions or conditions generally affecting the industries in which the Company and its Subsidiaries operate or (f) any change in the cash position of the Company and its Subsidiaries which results from operations in the Ordinary Course of Business; except in each case with respect to clauses (c), (d) and (e), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to the industries in which the Company and its Subsidiaries operate.

“Company Options” means options or other rights to purchase shares of Company Capital Stock issued by the Company.

“Company Owned IP Rights” means all Intellectual Property owned or purported to be owned by the Company or its Subsidiaries that is necessary for or used in the operation of the business of the Company and its Subsidiaries as presently conducted.

“Company Plans” means the 2014 Company Plan and the 2015 Company Plan.

“Company Registered IP” means all Company IP Rights that are owned or purported to be owned by the Company or its Subsidiaries that are registered, filed or issued under the authority of, with or by any Governmental Authority.

“Company Triggering Event” shall be deemed to have occurred if: (a) the Company Board or any committee thereof shall have made a Company Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal or (b) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4).

“Company Warrants” means any warrant to purchase shares of Company Capital Stock.

“Confidentiality Agreement” means the Mutual Confidentiality Agreement dated January 10, 2020, between the Company and Oasis.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger and the other transactions contemplated by the Agreement, including the Oasis Reverse Stock Split and the CVR Agreement.

“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“DGCL” means the General Corporation Law of the State of Delaware.

“Effect” means any effect, change, event, circumstance, or development.

“Employee Plan” means (A) an “employee benefit plan” within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (B) stock option plans, stock purchase plans, bonus (including any annual bonus and retention bonus) or incentive plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, employment agreements, compensation plans, programs, agreements or arrangements, change in control plans, programs or arrangements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements, not described in (A) above; and (C) plans or arrangements providing compensation to employee and non-employee directors.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, exclusive license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Entity, any other Person that is, or at any applicable time, would be considered a single employer with such Entity or part of the same “controlled group” as such Entity under Sections 414(b),(c),(m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means, subject to Section 2.5(f), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) (i) the Company Valuation divided by (ii) the Company Outstanding Shares by (b) (i) the Oasis Valuation divided by (ii) the Oasis Outstanding Shares, in which:

•

“Company Outstanding Shares” means, subject to Section 2.5(f), the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Company Common Stock basis assuming, without limitation or duplication, (i) the exercise in full of all Company Options and Company Warrants outstanding as of immediately prior to the Effective Time that are not cancelled at the Effective Time pursuant to Section 6.5(b) (and excluding any unvested Company Options that are forfeited at the Effective Time), (ii) the conversion of all shares of Company Preferred Stock into Company Common Stock, and (iii) the issuance of shares of Company Capital Stock in respect of all other outstanding options, warrants, restricted stock units, restricted stock awards or rights to receive such shares, whether conditional or unconditional and including any outstanding options or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Company Capital Stock (1) reserved for issuance other than with respect to outstanding Company Options under the Company Plans as of immediately prior to the Effective Time or (2) which may be issued under the Funding Agreement).

•	“Company Valuation” means $220,000,000.

•

“Oasis Outstanding Shares” means, subject to Section 2.5(f) (including, without limitation, the effects of the Oasis Reverse Stock Split), the total number of shares of Oasis Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted basis, but assuming, without limitation or duplication, (i) the exercise in full of all Oasis Options outstanding as of immediately prior to the Effective Time that are not cancelled at the Effective Time pursuant to Section 6.6(b), (ii) with respect to Oasis Restricted Stock Units, the settlement of such Oasis Restricted Stock Units for shares of Oasis Common Stock on a net settlement basis as provided in Section 6.8, and (iii) the issuance of shares of Oasis Common Stock in respect of all other outstanding options, warrants, restricted stock units, restricted stock awards or rights to receive such shares, whether conditional or unconditional and including any outstanding options or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Oasis Common Stock (1) reserved for issuance other than with respect to outstanding Oasis Options under the Oasis Stock Plans as of immediately prior to the Effective Time or (2) which may be issued under the Funding Agreement).

•	“Oasis Valuation” means $73,333,333.33.

Set forth on Section 1.1(a)(i) of the Oasis Disclosure Schedule is an illustrative example of Exchange Ratio calculations.

“Extended Company Options” means the Company Options granted under the 2014 Company Plan as identified on Section 3.6(c) of the Company Disclosure Schedule.

“Funding Transaction” means the deposit of approximately $15,000,000 into an escrow account in accordance with the terms and conditions set forth in the Funding Agreement.

“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, supra-national or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority) or (d) self-regulatory organization (including Nasdaq).

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, approval, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law or (b) right under any Contract with any Governmental Authority.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“Intellectual Property” means (a) United States, foreign and international patents, patent applications, including all provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations, term extensions, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions (collectively, “Patents”), (b) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof and all goodwill associated therewith, (c) copyrights, including registrations and applications for registration thereof, (d) software, including all source code, object code and related documentation, formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not and (e) all United States and foreign rights arising under or associated with any of the foregoing.

“Interim Tax Ruling” means a validly issued certificate or ruling from the ITA, in form and substance reasonably acceptable to the Company, confirming that the Company, Oasis and anyone acting on their behalf (including Merger Sub and the Company Options Trustee) shall be exempt from Israeli withholding tax in relation to the Merger.

“IRS” means the United States Internal Revenue Service.

“Israeli Tax Ruling” means a validly issued certificate or ruling from the ITA, in form and substance reasonably acceptable to the Company, confirming that (i) the Company, Oasis and anyone acting on their behalf (including Merger Sub and the Company Options Trustee) shall be exempt from Israeli withholding tax in relation to Merger, (ii) the exchange of Company Israeli Options and Company Israeli Options Shares made pursuant to this Agreement does not infringe the terms and conditions set under Section 102 of the ITO, and that such terms and conditions shall continue to apply to the Oasis Options and Oasis Common Stock granted in exchange for such Company Israeli Options and Company Israeli Options Shares, as if such Oasis Options and Oasis Common Stock were granted by the Company at the original dates of grant, and (iii) the exchange of Company Israeli Options, and Company Israeli Option Shares made pursuant to this Agreement shall be exempt from Tax.

“ITA” means the Israeli Tax Authority.

“ITO” means the Israeli Tax Ordinance [New Version], 5721- 1961, together with the rules and regulations promulgated thereunder, all as amended from time to time.

“Key Employee” means, with respect to the Company or Oasis, an executive officer of such Party or any employee of such Party that reports directly to the board of directors of such Party or to the Chief Executive Officer or Chief Accounting Officer of such Party.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities. Any Person that is an Entity shall have Knowledge if any executive officer or director of such Person as of the date such knowledge is imputed has or should reasonably be expected to have Knowledge of such fact or other matter.

“Law” means any federal, state, national, supra-national, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Merger Sub Board” means the board of directors of Merger Sub.

“Multiemployer Plan” means (a) a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).

“Multiple Employer Plan” means (a) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).

“Multiple Employer Welfare Arrangement” means (a) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a) of this definition.

“Nasdaq” means The Nasdaq Stock Market.

“Non-Extended Company Option” means each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the 2014 Company Plan that is not an Extended Company Option.

“Oasis Associate” means any current or former employee, independent contractor, officer or director of Oasis or any of its Subsidiaries.

“Oasis Board” means the board of directors of Oasis.

“Oasis Capitalization Representations” means the representations and warranties of Oasis and Merger Sub set forth in Sections 4.6(a) and 4.6(d).

“Oasis Common Stock” means the common stock, $0.001 par value per share, of Oasis.

“Oasis Contract” means any Contract: (a) to which Oasis is a party, (b) by which Oasis is or may become bound or under which Oasis has, or may become subject to, any obligation or (c) under which Oasis has or may acquire any right or interest.

“Oasis Employee Plan” means any Employee Plan that Oasis or any of its Subsidiaries sponsors, contributes to, or provides benefits under or through such plan, or has any obligation to contribute to or provide benefits under or through such plan, or if such plan provides benefits to or otherwise covers any current or former employee, officer, director or other service provider of Oasis or any of its Subsidiaries (or their spouses, dependents, or beneficiaries).

“Oasis Fundamental Representations” means the representations and warranties of Oasis and Merger Sub set forth in Sections 4.1(a), 4.1(b), 4.3, 4.4 and 4.21.

“Oasis In-the-Money Price” means the volume weighted average price of Oasis Common Stock for a five (5) trading day period, starting with the opening of trading on the first trading day of such period to the closing of the second to last trading day prior to the Effective Time, as reported by Nasdaq (or, in the event Nasdaq does not report such information, such third-party service as is mutually agreed upon by the Parties).

“Oasis IP Rights” means all Intellectual Property owned, purported to be owned, licensed, or controlled by Oasis or its Subsidiaries that is necessary for or used in the operation of the business of Oasis and its Subsidiaries as presently conducted.

“Oasis IP Rights Agreement” means any instrument or agreement governing, related or pertaining to any Oasis IP Rights other than (a) any non-customized software that (i) is so licensed solely in executable or object code form pursuant to a non-exclusive software license and other Intellectual Property associated with such software and (ii) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Oasis’s or any of its Subsidiaries’ products or services, (b) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (c) any confidential information provided under confidentiality agreements, (d) agreements between Oasis or any of its Subsidiaries and its respective employees or contractors in substantially Oasis’s or its Subsidiary’s standard form thereof, and (e) material transfer agreements, clinical trial agreements, or services agreements.

“Oasis Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Oasis Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Oasis and its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been an Oasis Material Adverse Effect: (a) the announcement of the Agreement or the pendency of the Contemplated Transactions, (b) any change in the stock price or trading volume of Oasis Common Stock (it being understood, however, that any Effect causing or contributing to, or resulting from, any change in stock price or trading volume of Oasis Common Stock may be taken into account in determining whether an Oasis Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (c) the suspension of trading in or delisting of Oasis’s securities on Nasdaq, (d) the taking of any action, or the failure to take any action, by Oasis that is required to comply with the terms of the Agreement or the taking of any action expressly permitted by Section 5.1(b) of the Oasis Disclosure Schedule, (e) any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world, or any governmental or other response or reaction to any of the foregoing, (f) any change in GAAP or applicable Law or the interpretation thereof or (g) general economic or political conditions or conditions generally affecting the industries in which Oasis operates; except, in each case with respect to clauses (e), (f) and (g), to the extent materially and disproportionately affecting Oasis and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Oasis operates.

“Oasis Options” means options or other rights to purchase shares of Oasis Common Stock issued by Oasis.

“Oasis Owned IP Rights” means all Intellectual Property owned or purported to be owned by Oasis or its Subsidiaries that is necessary for or used in the operation of the business of Oasis and its Subsidiaries as presently conducted.

“Oasis Registered IP” means all Oasis IP Rights that are owned or purported to be owned by Oasis that are registered, filed or issued under the authority of, with or by any Governmental Authority.

“Oasis Restricted Stock Units” means any equity award with respect to Oasis Common Stock that represents the right to receive in the future shares of Oasis Common Stock pursuant to any Oasis Stock Plan.

“Oasis Stock Plans” means the Oasis 2017 Plan and the Oasis 2018 Plan, in each case as amended, modified or restated from time to time.

“Oasis Transaction Expenses” means, subject to Section 10.3(a), the aggregate amount (without duplication) of all costs, fees and expenses incurred by Oasis and any of its Subsidiaries (including Merger Sub), or for which Oasis or any of its Subsidiaries are or may become liable, (a) in connection with the negotiation, preparation and execution of the Agreement or any other agreement, document, instrument, filing, certificate, schedule, exhibit, letter or other document prepared or executed in connection with the Contemplated Transactions or (b) otherwise in connection with the Contemplated Transactions (including any bonus, change of control, severance, retention or similar payments that are or become due to any officer, director, employee or consultant of Oasis in connection with the Contemplated Transactions, but excluding any amounts with respect to tax withholding obligations for each holder in connection with the net settlement of Oasis Restricted Stock Units, as provided in Section 6.8), including any costs, fees and expenses: (i) of legal counsel (other than with respect to Transaction Litigation), tax advisors, accountants, financial advisors, investment bankers, brokers, consultants, transfer agents, proxy solicitor, and other advisors of such party; (ii) payable to the SEC in connection with filing the Registration Statement, the Proxy Statement, and any amendments and supplements thereto, with the SEC; (iii) payable in connection with the printing, mailing and distribution of the Registration Statement and any amendments and supplements thereto; (iv) associated with obtaining the “D&O tail policy” pursuant to Section 6.9, or (v) payable to the Exchange Agent pursuant to the engagement agreement with the Exchange Agent.

“Oasis Triggering Event” shall be deemed to have occurred if: (a) Oasis shall have failed to include in the Proxy Statement the Oasis Board Recommendation, (b) the Oasis Board or any committee thereof shall have made an Oasis Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal or (c) Oasis shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4).

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement, or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority.

“Ordinary Course of Business” means, in the case of each of the Company and Oasis, such actions taken in the ordinary course of its normal operations and consistent with its past practices; provided, however, that during the Pre-Closing Period, the Ordinary Course of Business of Oasis shall also include actions consented to in advance by the Company (with such consent not to be unreasonably withheld, delayed or conditioned) that are required to effect and effecting the winding down of its prior research and development activities.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Party” or “Parties” means the Company, Merger Sub and Oasis.

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permitted Encumbrance” means (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet or Oasis’s audited consolidated balance sheet at December 31, 2019 (the “Oasis Audited Balance Sheet”), as applicable, in accordance with GAAP (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company or any of its Subsidiaries or Oasis, as applicable, (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law and (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.

“Person” means any individual, Entity or Governmental Authority.

“Personal Information” means information about an identified or identifiable individual.

“Privacy Laws” mean Laws relating to privacy, security and/or collection, use or other processing of Personal Information.

“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).

An Entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Agreement, (b) is on terms and conditions that the Oasis Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other Party to the Agreement to amend the terms of the Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Oasis’s stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions, (c) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party) and (d) is reasonably capable of being completed on the terms proposed without unreasonable delay.

“Tax” means any federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, addition to tax or interest imposed by a Governmental Authority with respect thereto.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

b)	Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
2014 Company Plan	3.6(c)
2015 Company Plan	3.6(c)
Anti-Bribery Laws	3.23
Agreement	Preamble
Capitalization Date	4.6(a)
Certificate of Merger	2.3
Certifications	4.7(a)
Closing	2.3
Closing Date	2.3
Company	Preamble
Company 409A Plan	3.17(j)
Company Allocation Certificate	6.17(a)
Company Audited Financial Statements	6.1(g)
Company Unaudited Interim Balance Sheet	3.7(a)
Company Board Adverse Recommendation Change	6.2(d)
Company Board Recommendation	6.2(c)
Company Disclosure Schedule	Section 3
Company Financials	3.7(a)
Company Grant Date	3.6(f)
Company Interim Financial Statements	6.1(g)
Company Lock-Up Agreements	Recitals
Company Material Contract	3.13(a)
Company Permits	3.14(b)
Company Preferred Stock	3.6(a)
Company Product Candidates	3.14(d)
Company Real Estate Leases	3.11
Company Regulatory Permits	3.14(d)
Company’s Replacement Counsel	9.10

Term	Section
Company Series A Preferred Stock	3.6(a)
Company Series A-1 Preferred Stock	3.6(a)
Company Series A-2 Preferred Stock	3.6(a)
Company Series B Preferred Stock	3.6(a)
Company Stock Certificate	2.7
Company Stockholder Support Agreement	Recitals
Company Stockholder Written Consents	Recitals
Company Tax Certificate	6.12(a)
Company Termination Fee	10.3(b)
Continuing Employee	6.7(a)
Costs	6.9(a)
COVID-19 Measures	5.1(a)
CVR	2.6(a)
CVR Agreement	2.6(a)
D&O Indemnified Parties	6.9(a)
Dissenting Shares	2.9(a)
Drug Regulatory Agency	3.14(c)
Effective Time	2.3
End Date	10.1(b)
Exchange Agent	2.8(a)
FDA	3.14(c)
FDCA	3.14(c)
Form S-4	6.1(a)
Foreign Company Employee Plan	3.17(h)
Funding Agreement	Recitals
GAAP	3.7(a)
Investor Agreements	6.15
Liability	3.9
Merger	Recitals
Merger Consideration	2.5(a)(ii)
Merger Sub	Preamble
Nasdaq Listing Application	6.11
Notice Period	6.2(d)
Oasis	Preamble
Oasis 2017 Plan	4.6(c)
Oasis 2018 Plan	4.6(c)
Oasis 409A Plan	4.17(i)
Oasis Allocation Certificate	6.17(b)
Oasis Board Adverse Recommendation Change	6.3(b)
Oasis Board Recommendation	6.3(b)
Oasis Budget	5.1(b)(xvii)
Oasis Disclosure Schedule	Section 4
Oasis ESPP	4.6(c)
Oasis Grant Date	4.6(f)
Oasis Lock-Up Agreements	Recitals
Oasis Material Contract	4.13(a)
Oasis Notice Period	6.3(c)
Oasis Permits	4.14(b)
Oasis Product Candidates	4.14(d)
Oasis Regulatory Permits	4.14(d)
Oasis Real Estate Leases	4.11

Term	Section
Oasis Reverse Stock Split	6.18
Oasis SEC Documents	4.7(a)
Oasis Stockholder Matters	6.3(a)
Oasis Stockholder Meeting	6.3(a)
Oasis Stockholder Support Agreement	Recitals
Oasis Tax Certificate	6.12(a)
Oasis Termination Fee	10.3(d)
Pre-Closing Period	5.1(a)
Privacy Policies	3.22
Proxy Statement	6.1(a)
Registration Statement	6.1(a)
Required Company Stockholder Vote	3.4
Required Oasis Stockholder Vote	4.4
SEC Documents	6.21
Stockholder Notice	6.2(b)
Surviving Corporation	2.1
Transaction Litigation	6.20

1.2 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Exhibits and Schedules are to Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. The Parties agree that the Company Disclosure Schedule or Oasis Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Section 3 or Section 4, respectively. The disclosures in any section or subsection of the Company Disclosure Schedule or the Oasis Disclosure Schedule shall qualify other sections and subsections in Section 3 or Section 4, respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The words “delivered” or “made available” mean, with respect to any documentation, that prior to 5:00 p.m. (New York City time) on the date that is the day prior to the date of this

Agreement, a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party for the purposes of the Contemplated Transactions.

Section 2. Description of Transaction

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

2.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly owned subsidiary of Oasis.

2.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 10.1, and subject to the satisfaction or waiver of the conditions set forth in Sections 7, 8 and 9, the consummation of the Merger (the “Closing”) shall take place remotely, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 7, 8 and 9, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Oasis and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in form and substance as agreed to by the Parties (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Oasis and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

2.4 Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated as set forth in an exhibit to the Certificate of Merger, until thereafter amended as provided by the DGCL and such certificate of incorporation;

(b) the certificate of incorporation of Oasis shall be identical to the certificate of incorporation of Oasis immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Effective Time, Oasis shall file an amendment to its certificate of incorporation to (i) effect the Oasis Reverse Stock Split, (ii) change the name of Oasis to “Adicet Bio, Inc.” and (iii) make such other changes as are mutually agreeable to Oasis and the Company;

(c) the bylaws of the Surviving Corporation shall be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such bylaws;

(d) the directors and officers of Oasis, each to hold office in accordance with the certificate of incorporation and bylaws of Oasis, shall be as set forth in Section 6.14; and

(e) the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of Oasis as set forth in Section 6.14, after giving effect to the provisions of Section 6.14.

2.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Oasis, Merger Sub, the Company or any stockholder of the Company or Oasis:

(i) any shares of Company Capital Stock held as treasury stock immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii) subject to Section 2.5(c), each share of Company Capital Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 2.5(a)(i) and excluding Dissenting Shares) shall be automatically converted solely into the right to receive a number of shares of Oasis Common Stock equal to the Exchange Ratio (the “Merger Consideration”).

(b) If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the shares of Oasis Common Stock issued in exchange for such shares of Company Capital Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Oasis Common Stock shall accordingly be marked with appropriate legends. The Company shall use its commercially reasonable efforts to take all actions that may be reasonably necessary to ensure that, from and after the Effective Time, Oasis is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c) No fractional shares of Oasis Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued, with no cash being paid for any fractional share eliminated by such rounding. Any fractional shares of Oasis Common Stock a holder of Company Capital Stock would otherwise be entitled to receive shall be aggregated together first prior to eliminating any remaining fractional share.

(d) All Company Options outstanding immediately prior to the Effective Time under the Company Plans and all Company Warrants shall be treated in accordance with Section 6.5.

(e) Each share of common stock, $0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(f) If, between the time of calculating the Exchange Ratio and the Effective Time, the outstanding shares of Company Capital Stock or Oasis Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Oasis Reverse Stock Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Company Options, Company Warrants, Oasis Options, Oasis Restricted Stock Units and Oasis Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Oasis to take any action with respect to Company Capital Stock or Oasis Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

2.6 Contingent Value Right.

(a) Holders of Oasis Common Stock of record as of immediately prior to the Effective Time (including, for the avoidance of doubt, those shares of Oasis Common Stock issued upon settlement of Oasis Restricted Stock Units pursuant to Section 6.8) shall be entitled to one contractual contingent value right (a “CVR”) issued by Oasis subject to and in accordance with the terms and conditions of the CVR Agreement, in substantially the form attached hereto as Exhibit E (the “CVR Agreement”), for each share of Oasis Common Stock held by such holders.

(b) At or prior to the Effective Time, Oasis shall authorize and duly adopt, execute and deliver, and will ensure that Exchange Agent and Holders’ Representative (as defined in the CVR Agreement) execute and deliver, the CVR Agreement, subject to any reasonable revisions to the CVR Agreement that are requested by such Exchange Agent and are reasonably acceptable to the Company and the Holders’ Representative (as defined in the CVR Agreement) (provided that such revisions are not, individually or in the aggregate, materially detrimental or adverse, taken as a whole, to any holder of CVR). Oasis and the Company shall cooperate, including by making changes to the form of CVR Agreement, as necessary to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws.

(c) Oasis, the Exchange Agent and (if necessary) Holders’ Representative shall, at or prior to the Effective Time, duly authorize, execute and deliver the CVR Agreement.

2.7 Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 2.5(a), and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 2.5 and 2.8.

2.8 Surrender of Certificates.

(a) On or prior to the Closing Date, Oasis and the Company shall jointly select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Oasis shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of Oasis Common Stock issuable pursuant to Section 2.5(a) in exchange for shares of Company Capital Stock.

(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Oasis may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent) and (ii) instructions for effecting the surrender of Company Stock Certificates in exchange for book-entry shares of Oasis Common Stock. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Oasis: (A) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of Oasis Common Stock) that such holder has the right to receive pursuant to the provisions of Section 2.5(a) and (B) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 2.8(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive book-entry shares of Oasis Common Stock representing the Merger Consideration. If any Company Stock Certificate shall have been lost, stolen or destroyed, Oasis may, in its discretion and as a condition precedent to the delivery of any shares of Oasis Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond indemnifying Oasis against any claim suffered by Oasis related to the lost, stolen or destroyed Company Stock Certificate or any Oasis Common Stock issued in exchange therefor as Oasis may reasonably request.

(c) No dividends or other distributions declared or made with respect to Oasis Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Oasis Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 2.8 (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d) Any shares of Oasis Common Stock deposited with the Exchange Agent that remain undistributed to holders of Company Stock Certificates as of the date that is 180 days after the Closing Date shall be delivered to Oasis upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 2.8 shall thereafter look only to Oasis for satisfaction of their claims for Oasis Common Stock and any dividends or distributions with respect to shares of Oasis Common Stock.

(e) Each of the Exchange Agent, Oasis, Company Options Trustee and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Law; provided, that if Oasis intends to deduct or withhold (or intends to instruct the Exchange Agent or the Company Options Trustee to deduct or withhold) from any payment of consideration deliverable pursuant to this Agreement, Oasis shall use commercially reasonable efforts to (1) provide the Company and the applicable payee with reasonably advance notice of such intention to withhold and (2) permit the Company and/or such payee to provide such certifications or other documentation as may be necessary and appropriate to permit such payment to be made free of, or at a reduced rate of, withholding, including, with regard to Company Israeli Options and Company Israeli Options Shares, an Israeli Tax Ruling in accordance with Section 6.12(b) below. To the extent such amounts are so deducted or withheld, and remitted to the appropriate taxing authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No Party shall be liable to any holder of any Company Stock Certificate or to any other Person with respect to any shares of Oasis Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

2.9 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 2.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL (whether occurring before, at or after the Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 2.5.

(b) The Company shall give Oasis prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands, and the Company shall have the right to direct all negotiations and proceedings with respect to such demands. The Company shall not, without Oasis’s prior written consent, not to be unreasonably withheld, delayed or conditioned, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

2.10 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

2.11 Tax Consequences. For U.S. federal (and applicable state and local) income tax purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g).

Section 3. Representations and Warranties of the Company.

Subject to Section 3, except as set forth in the written disclosure schedule delivered by the Company to Oasis (the “Company Disclosure Schedule”), the Company represents and warrants to Oasis and Merger Sub as follows:

3.1 Due Organization; Subsidiaries.

(a) Each of the Company and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound.

(b) Each of the Company and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c) The Company has no Subsidiaries, except for the Entities identified in Section 3.1(c) of the Company Disclosure Schedule; and neither the Company nor any of the Entities identified in Section 3.1(c) of the Company Disclosure Schedule owns any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in

Section 3.1(c) of the Company Disclosure Schedule. Except for strategic relationships to promote the Company’s products and services, which relationships are conducted through contractual relationships between the Company and its strategic partners, but do not involve any interest of the Company in any separate legal entity, and as set forth on Section 3.1(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is and or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither the Company nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither the Company nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2 Organizational Documents. The Company has delivered to Oasis accurate and complete copies of the Organizational Documents of the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in breach or violation of its Organizational Documents in any material respect.

3.3 Authority; Binding Nature of Agreement. The Company and each of its Subsidiaries have all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to receipt of the Required Company Stockholder Vote, to consummate the Contemplated Transactions. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt or approve the Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Oasis and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Company Stockholder Support Agreements, the Company Board approved the Company Stockholder Support Agreements and the transactions contemplated thereby.

3.4 Vote Required. The affirmative vote or written consent of (a) the holders of a majority of the shares of Company Capital Stock (on an as-converted to Company Common Stock basis), (b) the holders of a majority of the shares of Company Preferred Stock, voting together as a single class (on an as-converted to Company Common Stock basis) and (c) the holders of a majority of the shares of Company Series B Preferred Stock (on an as-converted to Company Common Stock basis), voting as a single class, in each case, outstanding on the record date for the Company Stockholder Written Consent and entitled to vote thereon (the “Required Company Stockholder Vote”), is the only vote of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.

3.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Company Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, and except as set forth on Section 3.5 of the Company Disclosure Schedule, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order by which the Company or its Subsidiaries, or any of the assets owned or used by the Company or its Subsidiaries, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or its Subsidiaries;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Company Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract, (C) accelerate the maturity or performance of any Company Material Contract or (D) cancel, terminate or modify any term of any Company Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by the Company or its Subsidiaries (except for Permitted Encumbrances).

(b) Except for (i) as set forth on Section 3.5 of the Company Disclosure Schedule, (ii) the Required Company Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither the Company nor any of its Subsidiaries was, is, or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c) The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Company Stockholder Support Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreements or any of the Contemplated Transactions.

3.6 Capitalization.

(a) The authorized Company Capital Stock as of the date of this Agreement consists of (i) 140,200,938 shares of Company Common Stock, par value $0.0001 per share, of which 17,544,535 shares have been issued and are outstanding as of the date of this Agreement, (ii) 629,633 shares of Series A-1 preferred stock, par value $0.0001 per share (the “Company Series A-1 Preferred Stock”), of which 629,633 shares have been issued and are outstanding as of the date of this Agreement, (iii) 2,428,688 shares of Series A-2 preferred stock, par value $0.0001 per share (the “Company Series A-2 Preferred Stock”), of which 2,428,688 shares have been issued and are outstanding as of the date of this Agreement, (iv) 37,104,185 shares of Series A preferred stock, par value $0.0001 per share (the “Company Series A Preferred Stock”), of which 37,104,185 shares have been issued and are outstanding as of the date of this Agreement, and (v) 59,200,938 shares of Series B preferred stock, par value $0.0001 per share (the “Company Series B Preferred Stock,” and together with the Company Series A-1 Preferred Stock, the Company Series A-2 Preferred Stock, and the Company Series A Preferred Stock, the “Company Preferred Stock”), of which 57,004,415 shares have been issued and are outstanding as of the date of this Agreement. The Company does not hold any shares of its capital stock in its treasury.

(b) Except as set forth in Section 3.6(b) of the Company Disclosure Schedule, all of the outstanding shares of Company Common Stock and Company Preferred Stock and all outstanding securities of the Subsidiaries as set out in Section 3.6(b) of the Company Disclosure Schedule have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. Except as set forth in

Section 3.6(b) of the Company Disclosure Schedule, none of the outstanding shares of Company Common Stock or Company Preferred Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Company Common Stock or Company Preferred Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein and as set forth in Section 3.6(b) of the Company Disclosure Schedule, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock or Company Preferred Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities. Section 3.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to shares of Company Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable. Each share of Company Preferred Stock is convertible into one share of Company Common Stock.

(c) Except for the Company’s 2015 Stock Incentive Plan (as amended, modified or restated from time to time, the “2015 Company Plan”) and the Company’s Share Option Plan (2014) (as amended, modified or restated from time to time, the “2014 Company Plan”), the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, the Company has reserved 21,594,044 shares of Company Common Stock for issuance under the 2015 Company Plan, of which 2,858,945 shares have been issued upon exercise of Company Options granted under the 2015 Company Plan and are currently outstanding, 13,522,439 shares have been reserved for issuance upon exercise of Company Options granted under the 2015 Company Plan that are currently outstanding, and 5,212,660 shares of Company Common Stock remain available for future issuance pursuant to the 2015 Company Plan. As of the date of this Agreement, the Company has reserved 1,397,554 shares of Company Common Stock for issuance under the 2014 Company Plan, of which 19,725 shares have been issued upon exercise of Company Options granted under the 2014 Company Plan and are currently outstanding, 1,376,596 shares have been reserved for issuance upon exercise of Company Options granted under the 2014 Company Plan that are currently outstanding, 1,233 shares have been forfeited and are no longer currently outstanding and no shares of Company Common Stock remain available for future issuance pursuant to the 2014 Company Plan. Section 3.6(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee, (ii) the number of shares of Company Common Stock subject to such Company Option at the time of grant, (iii) the number of shares of Company Common Stock subject to such Company Option as of the date of this Agreement, (iv) the exercise price of such Company Option, (v) the date on which such Company Option was granted, (vi) the applicable vesting schedule, including any acceleration provisions, (vii) the date on which such Company Option expires, (viii) whether such Company Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option and (ix) whether such Company Option is an Extended Company Option. The Company has made available to Oasis an accurate and complete copy of the Company Plans and forms of all stock option agreements approved for use thereunder. No vesting of Company Options will accelerate in connection with the closing of the Contemplated Transactions. Company Warrants to purchase 1,909,646 shares of the Company Series B Preferred Stock are issued and outstanding as of the date of this Agreement.

(d) Except for the conversion provisions for the Company Preferred Stock, the outstanding Company Options set forth on Section 3.6(c) of the Company Disclosure Schedule, the Company Warrants, the rights pursuant to the Funding Agreement or as set forth on Section 3.6(d) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company or any of its Subsidiaries, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any of its Subsidiaries, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that could be reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company or any of its Subsidiaries.

(e) All outstanding shares of Company Common Stock, Company Preferred Stock, Company Options and Company Warrants and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(f) With respect to Company Options granted pursuant to the Company Plans, (i) each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Company Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (ii), each Company Option grant was made in accordance with the terms of the Company Plan pursuant to which it was granted and, to the Knowledge of the Company all other applicable Law and regulatory rules or requirements and (iii) the per share exercise price of each Company Option was not less than the fair market value of a share of Company Common Stock on the applicable Company Grant Date.

3.7 Financial Statements.

(a) Section 3.7(a) of the Company Disclosure Schedule includes true and complete copies of (i) the Company’s audited consolidated balance sheets at December 31, 2017 and December 31, 2018, (ii) the Company’s unaudited consolidated balance sheet at December 31, 2019, (iii) the Company’s unaudited consolidated balance sheet at March 31, 2020 (the “Company Unaudited Interim Balance Sheet”), (iv) the Company’s audited consolidated statements of income, cash flow and stockholders’ equity for the years ended December 31, 2017 and December 31, 2018, (v) the Company’s unaudited consolidated statements of income, cash flow and stockholders’ equity for the year ended December 31, 2019 and (vi) the Company’s unaudited statements of income, cash flow and stockholders’ equity for the three months ended March 31, 2020 (collectively, the “Company Financials”). The Company Financials (A) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the footnotes to such Company Financials and that unaudited financial statements may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (B) fairly present, in all material respects, the financial position and operating results of the Company and its consolidated Subsidiaries as of the dates and for the periods indicated therein.

(b) Each of the Company and its Subsidiaries maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and its Subsidiaries in conformity with GAAP and to maintain accountability of the Company’s and its Subsidiaries’ assets, (iii) access to the Company’s and its Subsidiaries’ assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for the Company’s and its Subsidiaries’ assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences. The Company and each of its Subsidiaries maintains internal controls consistent with the practices of similarly situated private companies over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c) Section 3.7(c) of the Company Disclosure Schedule lists, and the Company has delivered to Oasis accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company or any of its Subsidiaries since January 1, 2017.

(d) Since January 1, 2017, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Since January 1, 2017, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company, any of its Subsidiaries, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii)  any claim or allegation regarding any of the foregoing.

3.8 Absence of Changes. Except as set forth on Section 3.8 of the Company Disclosure Schedule, between the date of the Company Unaudited Interim Balance Sheet and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required consent of Oasis pursuant to Section 5.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9 Absence of Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), in each case, of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Company Unaudited Interim Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by the Company or its Subsidiaries since the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of the Company or any of its Subsidiaries under Company Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions, and (e) Liabilities listed in Section 3.9 of the Company Disclosure Schedule.

3.10 Title to Assets. Each of the Company and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it that are material to the Company or its business, including: (a) all tangible assets reflected on the Company Unaudited Interim Balance Sheet and (b) all other tangible assets reflected in the books and records of the Company or any of its Subsidiaries as being owned by the Company or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by the Company or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

3.11 Real Property; Leasehold. Neither the Company nor any of its Subsidiaries owns or has ever owned any real property. The Company has made available to Oasis (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

3.12 Intellectual Property.

(a) Section 3.12(a) of the Company Disclosure Schedule is an accurate, true and complete listing of all Company Registered IP.

(b) Section 3.12(b) of the Company Disclosure Schedule accurately identifies (i) all material Company Contracts pursuant to which Company IP Rights are licensed to the Company or any of its Subsidiaries (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s or any of its Subsidiaries’ products or services, (B) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements, (D) agreements between Company or its Subsidiaries and its respective employees or contractors in substantially the Company’s or its Subsidiaries’ standard form thereof and (E) material transfer agreements, clinical trial agreements, or services agreements) and (ii) whether the license or licenses granted to the Company or any of its Subsidiaries are exclusive or non-exclusive.

(c) Section 3.12(c) of the Company Disclosure Schedule accurately identifies each Company Contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company Owned IP Rights (other than (i) any confidential information provided under confidentiality agreements, (ii) material transfer agreements, (iii) agreements between Company or its Subsidiaries and its respective employees or contractors in substantially the Company’s or its Subsidiaries’ standard form thereof and (iv) any Company Owned IP Rights non-exclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for the Company’s benefit).

(d) Neither the Company nor any of its Subsidiaries is bound by, and no Company Owned IP Rights are subject to, any Contract containing any covenant or other provision that limits or restricts the ability of the Company or any of its Subsidiaries to use, exploit, assert, or enforce any Company Owned IP Rights anywhere in the world.

(e) The Company or one of its Subsidiaries exclusively owns all right, title, and interest to and in Company Owned IP Rights (other than co-owned rights each as identified in Section 3.12(a) of the Company Disclosure Schedule), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to register or apply for or renew registration of Company Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority.

(ii) Each Person who is or was an employee or contractor of the Company or any of its Subsidiaries and who is or was involved in the creation or development of any Company Owned IP Rights has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to the Company or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of the Company and its Subsidiaries.

(iii) To the Knowledge of the Company, no current or former stockholder, officer, director, or employee of the Company or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Company Owned IP Rights. To the Knowledge of the Company, no employee of the Company or any or any of its Subsidiaries is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the

Company or such Subsidiary or (b) in breach of any Contract with any former employer or other Person concerning Company Owned IP Rights or confidentiality provisions protecting trade secrets and confidential information comprising Company Owned IP Rights.

(iv) No funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Company Owned IP Rights.

(v) The Company and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that the Company or such Subsidiary holds, or purports to hold, as confidential or a trade secret.

(vi) Neither the Company nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any material Company IP Rights to any other Person.

(vii) To the Knowledge of the Company, the Company IP Rights constitute all Intellectual Property necessary for the Company and its Subsidiaries to conduct its business as currently conducted; provided, however, that the foregoing representation is not a representation with respect to non-infringement of Intellectual Property.

(f) The Company has delivered or made available to Oasis, a complete and accurate copy of all Company IP Rights Agreements. With respect to each of the Company IP Rights Agreements: (i) each such agreement is valid and binding on the Company or its Subsidiaries, as applicable, and in full force and effect, (ii) the Company has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived and (iii) neither the Company nor its Subsidiaries, and to the Knowledge of the Company, no other party to any such agreement, is in breach or default thereof in any material respect.

(g) The manufacture, marketing, sale, offering for sale, importation, use or intended use or other disposal of any product as currently sold or under development by the Company or any of its Subsidiaries does not violate any license or agreement between the Company or its Subsidiaries and any third party in any material respect, and, to the Knowledge of the Company, does not infringe or misappropriate any valid and issued Patent right or other Intellectual Property of any other Person, other than any Company IP Rights licensed to the Company by any other Person, which infringement or misappropriation would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no third party is infringing upon any Patents within the Company Owned IP Rights, or otherwise violating any Company IP Rights Agreements in any material respect.

(h) As of the date of this Agreement, Company is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, claim construction, ownership or right to use, sell, offer for sale, license or dispose of any Company IP Rights. Neither the Company nor any of its Subsidiaries has received any written notice asserting that any Company IP Rights or the proposed use, sale, offer for sale, license or disposition of products, methods, or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that the Company or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person. None of the Company Owned IP Rights is subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Authority that limits the ability of the Company to exploit any Company Owned IP Rights.

(i) Each item of Company Registered IP is and at all times has been filed and maintained in material compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline. To the Knowledge of the Company, all Company Registered IP that is issued or granted is valid and enforceable.

(j) To the Knowledge of the Company, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by the Company or any of its Subsidiaries infringes any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person.

(k) Except as set forth in Sections 3.12(b) or 3.12(c) of the Company Disclosure Schedule or as contained in license, distribution and service agreements entered into in the Ordinary Course of Business by the Company (i) neither the Company nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to the Company and its Subsidiaries, taken as a whole and (ii) neither the Company nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(l) Neither the Company nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any Company IP Rights, result in breach of, default under or termination of such Contract with respect to any Company IP Rights, or impair the right of the Company or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Company IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

3.13 Agreements, Contracts and Commitments.

(a) Section 3.13(a) of the Company Disclosure Schedule lists the following Company Contracts in effect as of the date of this Agreement (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i) each Company Contract relating to any material bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(ii) each Company Contract requiring payments by the Company after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or Entity providing employment related, consulting or independent contractor services, not terminable by the Company or its Subsidiaries on ninety (90) calendar days’ or less notice without liability, except to the extent general principles of wrongful termination Law may limit the Company’s, its Subsidiaries’ or such successor’s ability to terminate employees at will;

(iii) each Company Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(iv) each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(v) each Company Contract containing (A) any covenant limiting the freedom of the Company, its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the

Company’s products or services, (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision with respect to employees of other Persons, in each case, except for restrictions that would not materially affect the ability of the Company to conduct its business;

(vi) each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(vii) each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $100,000 after the date of this Agreement;

(viii) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances in each case in excess of $100,000 with respect to any assets of the Company or any of its Subsidiaries or any loans or debt obligations with officers or directors of the Company;

(ix) each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

(x) each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;

(xi) each Company Real Estate Lease;

(xii) each Company Contract to which the Company is a party or by which any of its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, the Company in excess of $250,000 after the date of this Agreement; or

(xiii) any other Company Contract that is not terminable at will (with no penalty or payment) by the Company or its Subsidiaries, as applicable, and (A) which involves payment or receipt by the Company or its Subsidiaries after the date of this Agreement under any such agreement, contract or commitment of more than $250,000 in the aggregate, or obligations after the date of this Agreement in excess of $250,000 in the aggregate or (B) that is material to the business or operations of the Company and its Subsidiaries, taken as a whole.

(b) The Company has delivered or made available to Oasis accurate and complete copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. Neither the Company nor any of its Subsidiaries has, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such

Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company and its Subsidiaries, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

3.14 Compliance; Permits; Restrictions.

(a) The Company and each of its Subsidiaries are, and since January 1, 2017 have been, in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order, or other action by any Governmental Authority is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. There is no agreement or Order binding upon the Company or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of material property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) The Company and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of the Company and its Subsidiaries as currently conducted (the “Company Permits”). Section 3.14(b) of the Company Disclosure Schedule identifies each Company Permit. Each of the Company and its Subsidiaries is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, substantially limit, suspend, or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation or its Subsidiaries, as applicable, immediately after the Effective Time on terms substantially identical to those enjoyed by the Company and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.

(c) There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged material violation by the Company or any of its Subsidiaries of the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service Act, Food and Drug Administration (“FDA”) regulations adopted thereunder, the Controlled Substances Act or any other similar Law promulgated by the FDA or other comparable Governmental Authority responsible for regulation of the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of drug products (“Drug Regulatory Agency”).

(d) The Company and each of its Subsidiaries holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of the Company or such Subsidiary as currently conducted, and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Company Product Candidates”) (collectively, the “Company Regulatory Permits”) and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications. The Company and each of its Subsidiaries have timely maintained and are in compliance in all material respects with the Company Regulatory Permits and have not, since January 1, 2017, received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit. The Company has made available to Oasis all information requested by Oasis in the Company’s or its Subsidiaries’ possession or control relating to the Company Product Candidates and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of the Company Product Candidates, including but not limited to complete copies of the following (to the extent there are any): (x) adverse event reports; pre-clinical, clinical and other study reports and material study data; inspection reports, notices of adverse findings, untitled letters, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority. All such information is accurate and complete in all material respects.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company or its Subsidiaries, or in which the Company or its Subsidiaries or their respective current products or product candidates, including the Company Product Candidates, have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Neither the Company nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Institutional Review Board or Drug Regulatory Agency requiring, or to the Knowledge of the Company threatening to initiate, any action to place a clinical hold order on, or otherwise terminate, delay, or suspend any clinical studies conducted by or on behalf of, or sponsored by, the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries or their respective current products or product candidates, including the Company Product Candidates, have participated. Further, no clinical investigator, researcher, or clinical staff participating in any clinical study conducted by or, to the Knowledge of the Company, on behalf of the Company or its Subsidiaries has been disqualified from participating in studies involving the Company Product Candidates, and to the Knowledge of the Company, no such administrative action to disqualify such clinical investigators, researchers or clinical staff has been threatened or is pending.

(f) Neither the Company nor any of its Subsidiaries, and to the Knowledge of the Company, no contract manufacturer with respect to any Company Product Candidate, is the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries and no contract manufacturer with respect to any Company Product Candidate has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of the Company, any of its Subsidiaries, and to the Knowledge of the Company, any contract manufacturer with respect to any Company Product Candidate, or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion under (i) 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of the Company, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against the Company, any of its Subsidiaries, and to the Knowledge of the Company, any contract manufacturer with respect to any Company Product Candidate, or any of their respective officers, employees or agents.

(g) All manufacturing operations conducted by, or to the Knowledge of the Company, for the benefit of, the Company or its Subsidiaries in connection with any Company Product Candidate, since January 1, 2017, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210, 211, 600-680, and 1271, and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h) No laboratory or manufacturing site owned by the Company or its Subsidiaries, and to the Knowledge of the Company, no manufacturing site of a contract manufacturer or laboratory, with respect to any

Company Product Candidate, (i) is subject to a Drug Regulatory Agency shutdown or import or export prohibition or (ii) has received any Form FDA 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from the FDA or other Governmental Authority alleging or asserting noncompliance with any applicable Law, in each case, that have not been complied with or closed to the satisfaction of the relevant Governmental Authority, and, to the Knowledge of the Company, neither the FDA nor any other Governmental Authority is considering such action.

3.15 Legal Proceedings; Orders.

(a) As of the date of this Agreement, there is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Company or any of its Subsidiaries, any Company Associate (in his or her capacity as such) or any of the material assets owned or used by the Company or its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries, is subject. To the Knowledge of the Company, no officer or other Key Employee of the Company or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any of its Subsidiaries or to any material assets owned or used by the Company or any of its Subsidiaries.

3.16 Tax Matters.

(a) The Company and each of its Subsidiaries have timely filed all U.S. federal income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no claim has ever been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any such Subsidiary is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by the Company and each of its Subsidiaries (whether or not shown on any Tax Return) have been paid. Since the date of the Company Unaudited Interim Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) The Company and each of its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Encumbrances for material Taxes (other than Taxes not yet due and payable or for Taxes that are being contested in good faith, in each case, for which adequate reserves have been established in accordance with GAAP) upon any of the assets of the Company or any of its Subsidiaries.

(e) No deficiencies for material Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing. There are no pending (or, based on written notice, threatened) material audits, assessments or other actions for or relating to any liability in respect of Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries (or any of their predecessors) has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code in the last five years.

(g) Neither the Company nor any of its Subsidiaries is a party to any material Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary indemnification provisions in commercial contracts entered into in the Ordinary Course of Business with vendors, customers, lenders, or landlords.

(h) Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company). Neither the Company nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than the Company and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law) or as a transferee or successor.

(i) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(j) Neither the Company nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(k) Section 3.16(k) of the Company Disclosure Schedule sets forth the entity classification of the Company and each of its Subsidiaries for U.S. federal income tax purposes under Section 7701 of the Code.

(l) Neither the Company nor any of its Subsidiaries is aware of any facts, or has knowingly taken or agreed to take any action, in each case, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.17 Employee and Labor Matters; Benefit Plans.

(a) The employment of each of the Company’s and any of its Subsidiaries’ employees is terminable by the Company or the applicable Subsidiary at will. The Company has made available to Oasis accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Company Associates to the extent currently effective and material.

(b) Neither the Company nor any of its Subsidiaries is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company or its Subsidiaries.

(c) Section 3.17(c) of the Company Disclosure Schedule lists all material Company Employee Plans. True, complete and correct copies of the following documents, with respect to each material Company Employee Plan, where applicable, have previously been made available to Oasis: (i) all documents embodying or governing such Company Employee Plan (or for unwritten Company Employee Plans a written description of the material terms of such Company Employee Plan) and any funding medium for the Company Employee Plan; (ii) the most recent IRS determination or opinion letter; (iii) the most recently filed Form 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; and (vi) all non-routine correspondence to and from any governmental agency.

(d) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Employee Plan or the exempt status of any related trust.

(e) Each Company Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms and all applicable Law, including without limitation, the Code, ERISA, and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan. All payments and/or contributions required to have been timely made with respect to all Company Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Company Employee Plan and applicable Law.

(f) Neither the Company nor any of its ERISA Affiliates has maintained, contributed to, or been required to contribute to or had any liability or obligation (including on account of any ERISA Affiliate) with respect to (whether contingent or otherwise) (i) any employee benefit plan that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither the Company nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA that has not been paid in full.

(g) Except as set forth in Section 3.17(g) of the Company Disclosure Schedule, no Company Employee Plan provides for medical or any other welfare benefits to any service provider beyond termination of service or retirement, other than (1) pursuant to COBRA or an analogous state law requirement or (2) continuation coverage through the end of the month in which such termination or retirement occurs. Neither the Company nor any of its Subsidiaries sponsors or maintains any self-funded medical or long-term disability employee benefit plan.

(h) Except as set forth in Section 3.17(h) of the Company Disclosure Schedule, no Company Employee Plan is subject to any Law of a foreign jurisdiction outside of the United States (a “Foreign Company Employee Plan”).

(i) With respect to each Foreign Company Employee Plan, the fair market value of the assets of each funded Foreign Company Employee Plan (including the liability of any insurer to any such Foreign Company Employee Plan) is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such Foreign Company Employee Plan according to the actuarial assumptions and valuations most recently used to determined employer contributions to such Foreign Company Employee Plan and none of the transactions contemplated by this Agreement will cause such assets or insurance obligations to be materially less than such benefit obligations. Each Foreign Company Employee Plan required or intended to be registered, qualified or approved under applicable law has in fact been registered, qualified or approved, as the case may be, under applicable law and has been maintained in good standing with applicable regulatory authorities in all material respects, and if intended to qualify for favorable tax treatment, there are no existing circumstances or events that have occurred that would reasonably be expected to affect adversely such favorable tax treatment with respect to such Foreign Company Employee Plan.

(j) No Company Options or other equity-based awards issued or granted by the Company are subject to the requirements of Section 409A of the Code. Each Company Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “Company 409A Plan”) has been operated and maintained in all material respects, in operational and documentary compliance, with the requirements of Section 409A of the Code and the applicable guidance thereunder. To the Company’s Knowledge, no payment to be made under any Company 409A Plan is or, when made in accordance with the terms of the Company 409A Plan, will be subject to the penalties of Section 409A(a)(1) of the Code.

(k) To the Company’s Knowledge, any transfer of property which was subject to a substantial risk of forfeiture and which would otherwise have been subject to taxation under Section 83(a) of the Code is covered by a valid and timely filed election under Section 83(b) of the Code, and a copy of such election has been provided to the Company.

(l) The Company and each of its Subsidiaries is in material compliance with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker (including, without limitation, employee and independent contractor) classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to the employees of the Company and its Subsidiaries: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any material arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims or administrative matters pending or, to the Knowledge of the Company or any of its Subsidiaries, threatened or reasonably anticipated against the Company or any of its Subsidiaries relating to any employee, employment agreement or Company Employee Plan (other than routine claims for benefits). To the Knowledge of the Company or any of its Subsidiaries, there are no pending or threatened or reasonably anticipated claims or actions against the Company, any of its Subsidiaries, any Company trustee or any trustee of any Subsidiary under any workers’ compensation policy or long-term disability policy. Neither the Company nor any Subsidiary thereof is a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.

(m) Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification currently or within the past three years of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. Neither the Company nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied.

(n) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting the Company or any of its Subsidiaries. No event has occurred within the past six months, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(o) Neither the Company nor any of its Subsidiaries is, nor has the Company or any of its Subsidiaries been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company or any of its Subsidiaries, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Company Associate, including charges of unfair labor practices or discrimination complaints.

(p) There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party or by which it is bound to gross-up, indemnify, or otherwise reimburse any of its employees for excise taxes paid pursuant to Section 4999 or Section 409A of the Code.

(q) Except as set forth in Section 3.17(q) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any Contract that, as a result of the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby, could (either alone or in conjunction with any other event) reasonably be expected to (i) result in the payment of any “parachute payment” within the meaning of Section 280G of the Code, or (ii) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of the Company or any of its Subsidiaries.

3.18 Environmental Matters. Since January 1, 2017, the Company and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received since January 1, 2017, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that the Company or any of its Subsidiaries is not in compliance with any Environmental Law and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company: (i) no current or prior owner of any property leased or controlled by the Company or any of its Subsidiaries has received since January 1, 2017, any written notice or other communication relating to property owned or leased at any time by the Company or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither the Company nor any of its Subsidiaries has any material liability under any Environmental Law.

3.19 Insurance. The Company has delivered to Oasis accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and each of its Subsidiaries. Each of such insurance policies is in full force and effect and the Company and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2017, neither the Company nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against the Company or any of its Subsidiaries for which the Company or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company or any of its Subsidiaries of its intent to do so.

3.20 Transactions with Affiliates. Section 3.20 of the Company Disclosure Schedule describes any material transactions or relationships, since January 1, 2017, between, on one hand, the Company or any of its Subsidiaries and, on the other hand, any (a) executive officer or director of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding Company Capital Stock or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company or its Subsidiaries) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

3.21 No Financial Advisors. Except as set forth on Section 3.21 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

3.22 Privacy and Data Security. The Company has complied with all applicable Privacy Laws and the applicable terms of any Company Contracts relating to privacy, security, collection or use of Personal Information of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with the Company in connection with the operation of the Company’s business, except for such non-compliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, the Company has implemented and maintains reasonable written policies and procedures, satisfying the requirements of applicable Privacy Laws, concerning the privacy, security, collection and use of Personal Information (the “Privacy Policies”) and has complied with the same, except for such non-compliance as has not to the Knowledge of the Company had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, as of the date hereof, no claims have been asserted or threatened against the Company by any Person alleging a violation of Privacy Laws, Privacy Policies and/or the applicable terms of any Company Contracts relating to privacy, security, collection or use of Personal Information of any individuals. To the Knowledge of the Company, there have been no data security incidents, personal data breaches or other adverse events or incidents related to Personal Information or Company data in the custody or control of the Company or any service provider acting on behalf of the Company, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable law or pursuant to the terms of any Company Contract.

3.23 Anti-Bribery. None of the Company or any of its Subsidiaries or any of their respective directors, officers, employees or, to the Company’s Knowledge, agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977, or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”). Neither the Company nor any of its Subsidiaries has been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti- Bribery Laws.

3.24 CFIUS. The Company does not engage in the design, fabrication, development, testing, production or manufacture of critical technologies and is not a TID US Business within the meaning of the Defense Production Act of 1950, as amended, including all implementing regulations thereof.

3.25 No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Oasis nor any other person on behalf of Oasis makes any express or implied representation or warranty with respect to Oasis or with respect to any other information provided to the Company, any of its Subsidiaries or stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Oasis set forth in Section 4 (in each case as qualified and limited by the Oasis Disclosure Schedule)) none of the Company, its Subsidiaries or any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

Section 4. Representations and Warranties of Oasis and Merger Sub.

Subject to Section 10.1(h), except (i) as set forth in the written disclosure schedule delivered by Oasis to the Company (the “Oasis Disclosure Schedule”) or (ii) as disclosed in the Oasis SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the Oasis SEC Documents (x) shall not be deemed disclosed for purposes of Sections 4.1(a), 4.1(b), 4.3, 4.4, 4.5, or 4.6 and (y) shall be deemed to be disclosed in a section of the Oasis Disclosure Schedule only to the extent that it is readily apparent from a reading of such Oasis SEC Document that it is applicable to such section of the Oasis Disclosure Schedule, Oasis and Merger Sub represent and warrant to the Company as follows:

4.1 Due Organization; Subsidiaries.

(a) Each of Oasis and its Subsidiaries (including Merger Sub) is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement. All of Oasis’s Subsidiaries are wholly owned by Oasis.

(b) Each of Oasis and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have an Oasis Material Adverse Effect.

(c) Except as set forth on Section 4.1(c) of the Oasis Disclosure Schedule, Oasis has no Subsidiaries other than Merger Sub and Oasis does not own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity other than Merger Sub. Oasis is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Oasis has not agreed and is not obligated to make, nor is Oasis bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Oasis has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

4.2 Organizational Documents. Oasis has delivered to the Company accurate and complete copies of Oasis’s Organizational Documents. Oasis is not in breach or violation of its Organizational Documents in any material respect.

4.3 Authority; Binding Nature of Agreement. Each of Oasis and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Oasis Board (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Oasis and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Oasis Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Oasis vote to approve this Agreement and the Contemplated Transactions, including the issuance of shares of Oasis Common Stock to the stockholders of the Company, pursuant to the terms of this Agreement. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (y) deemed advisable and approved this Agreement and the Contemplated Transactions and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Oasis and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Oasis and Merger Sub, enforceable against each of Oasis and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

4.4 Vote Required. The affirmative vote of a majority of (a) the votes cast at the Oasis Stockholder Meeting is the only vote of the holders of any class or series of Oasis’s capital stock necessary to approve the issuance of the shares of Oasis Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, and (b) the shares of Oasis Common Stock entitled to vote thereon is the only vote of the holders of any class or series of Oasis’s capital stock necessary to approve an amendment to Oasis’s certificate of incorporation to effect the Oasis Reverse Stock Split (collectively, the “Required Oasis Stockholder Vote”).

4.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Oasis Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Oasis or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Oasis or its Subsidiaries;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Oasis or its Subsidiaries or any of the assets owned or used by Oasis or its Subsidiaries, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Oasis or its Subsidiaries or that otherwise relates to the business of Oasis, or any of the assets owned, leased or used by Oasis;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Oasis Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Oasis Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Oasis Material Contract, (C) accelerate the maturity or performance of any Oasis Material Contract or (D) cancel, terminate or modify any term of any Oasis Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by Oasis or its Subsidiaries (except for Permitted Encumbrances).

(b) Except for (i) any Consent set forth on Section 4.5 of the Oasis Disclosure Schedule under any Oasis Contract, (ii) the Required Oasis Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Oasis nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c) The Oasis Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

4.6 Capitalization.

(a) The authorized capital stock of Oasis consists of (i) 150,000,000 shares of Oasis Common Stock, par value $0.0001 per share, of which 36,445,751 shares have been issued and are outstanding as of April 24,

2020 (the “Capitalization Date”) and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share, of which no shares have been issued and are outstanding as of the Capitalization Date. Oasis does not hold any shares of its capital stock in its treasury.

(b) All of the outstanding shares of Oasis Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. None of the outstanding shares of Oasis Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Oasis Common Stock is subject to any right of first refusal in favor of Oasis. Except as contemplated herein, there is no Oasis Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Oasis Common Stock. Oasis is not under any obligation, nor is Oasis bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Oasis Common Stock or other securities. Section 4.6(b) of the Oasis Disclosure Schedule accurately and completely describes all repurchase rights held by Oasis with respect to shares of Oasis Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(c) Except for the Oasis 2017 Stock Incentive Plan (the “Oasis 2017 Plan”), the Oasis 2018 Stock Option and Incentive Plan (the “Oasis 2018 Plan”) and the Oasis 2018 Employee Stock Purchase Plan (the “Oasis ESPP”), and except as set forth on Section 4.6(c) of the Oasis Disclosure Schedule, Oasis does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, Oasis has reserved 5,087,250 shares of Oasis Common Stock for issuance under the Oasis Stock Plans, of which 23,702 shares have been issued and are currently outstanding, 2,947,187 shares have been reserved for issuance upon exercise or settlement of Oasis Options and Oasis Restricted Stock Units, as applicable, granted under the Oasis Stock Plans, and 2,116,361 shares remain available for future issuance pursuant to the Oasis Stock Plans. As of the date of this Agreement, Oasis has reserved 920,030 shares of Oasis Common Stock for future issuance pursuant to the Oasis ESPP. Section 4.6(c) of the Oasis Disclosure Schedule sets forth the following information with respect to each Oasis Option and Oasis Restricted Stock Unit outstanding as of the date of this Agreement, as applicable: (i) the name of the holder, (ii) the number of shares of Oasis Common Stock subject to such Oasis Option and Oasis Restricted Stock Units at the time of grant, (iii) the number of shares of Oasis Common Stock subject to such Oasis Option and Oasis Restricted Stock Units as of the date of this Agreement, (iv) the exercise price of such Oasis Option, (v) the date on which such Oasis Option and Oasis Restricted Stock Units was granted, (vi) the applicable vesting schedule, including any acceleration provisions, (vii) the date on which such Oasis Option expires and (viii) whether such Oasis Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Oasis has made available to the Company accurate and complete copies of equity incentive plans pursuant to which Oasis has equity-based awards, the forms of all award agreements evidencing such equity-based awards and evidence of board and stockholder approval of the Oasis Stock Plans and any amendments thereto.

(d) Except for the outstanding Oasis Options and Oasis Restricted Stock Units, the rights pursuant to the Funding Agreement or as set forth on Section 4.6(d) of the Oasis Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Oasis, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Oasis, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Oasis is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that could be reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Oasis. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Oasis.

(e) All outstanding shares of Oasis Common Stock, Oasis Options, Oasis Restricted Stock Units and other securities of Oasis have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(f) With respect to Oasis Options and Oasis Restricted Stock Units granted pursuant to the Oasis Stock Plans, (i) each grant of an Oasis Option or Oasis Restricted Stock Unit was duly authorized no later than the date on which the grant of such Oasis Option and Oasis Restricted Stock Unit was by its terms to be effective (the “Oasis Grant Date”) by all necessary corporate action, including, as applicable, approval by the Oasis Board (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (ii) each Oasis Option and Oasis Restricted Stock Unit grant was made in accordance with the terms of the Oasis Stock Plan pursuant to which it was granted and, to the Knowledge of Oasis, all other applicable Law and regulatory rules or requirements and (iii) the per share exercise price of each Oasis Option was not less than the fair market value of a share of Oasis Common Stock on the applicable Oasis Grant Date.

4.7 SEC Filings; Financial Statements.

(a) Oasis has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since January 1, 2018 (the “Oasis SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Oasis SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and as of the time they were filed, none of the Oasis SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Oasis SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 4.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Oasis SEC Documents: (i) complied as to form in all material respects with the Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of Oasis as of the respective dates thereof and the results of operations and cash flows of Oasis for the periods covered thereby. Other than as expressly disclosed in the Oasis SEC Documents filed prior to the date hereof, there has been no material change in Oasis’s accounting methods or principles that would be required to be disclosed in Oasis’s financial statements in accordance with GAAP. The books of account and other financial records of Oasis and each of its Subsidiaries are true and complete in all material respects.

(c) Oasis’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Oasis, “independent” with respect to Oasis within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Oasis, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d) Except as set forth on Section 4.7(d) of the Oasis Disclosure Schedule, Oasis has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Oasis Common Stock on Nasdaq. Oasis has not disclosed any unresolved comments in the Oasis SEC Documents.

(e) Since January 1, 2017, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Oasis, the Oasis Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f) Except as set forth on Section 4.7(f) of the Oasis Disclosure Schedule, Oasis is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of Nasdaq.

(g) Oasis maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Oasis maintains records that in reasonable detail accurately and fairly reflect Oasis’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Oasis Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Oasis’s assets that could have a material effect on Oasis’s financial statements. Oasis has evaluated the effectiveness of Oasis’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Oasis SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Oasis has disclosed to Oasis’s auditors and the Audit Committee of the Oasis Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Oasis’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Oasis’s or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Oasis SEC Documents filed prior to the date hereof, Oasis’s internal control over financial reporting is effective and Oasis has not identified any material weaknesses in the design or operation of Oasis’s internal control over financial reporting.

(h) Oasis’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by Oasis in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Oasis’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the Certifications and such disclosure controls and procedures are effective. Oasis has carried out evaluations of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

4.8 Absence of Changes. Except as set forth on Section 4.8 of the Oasis Disclosure Schedule, between December 31, 2019 and the date of this Agreement, Oasis has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Oasis Material Adverse Effect or (b) action, event or occurrence that would have required consent of the Company pursuant to Section 5.1(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

4.9 Absence of Undisclosed Liabilities. Neither Oasis not any of its Subsidiaries has any Liability of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Oasis Audited Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Oasis or its Subsidiaries since the date of the Oasis Audited Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of Oasis or any of its Subsidiaries under Oasis Contracts and (d) Liabilities described in Section 4.9 of the Oasis Disclosure Schedule.

4.10 Title to Assets. Each of Oasis and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it that are material to Oasis or its business, including: (a) all tangible assets reflected on the Oasis Audited Balance Sheet and (b) all other tangible assets reflected in the books and records of Oasis as being owned by Oasis. All of such assets are owned or, in the case of leased assets, leased by Oasis or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

4.11 Real Property; Leasehold. Neither Oasis nor any of its Subsidiaries owns or has ever owned any real property. Oasis has made available to the Company (a) an accurate and complete list of all real properties with respect to which Oasis directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Oasis or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Oasis Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

4.12 Intellectual Property.

(a) Section 4.12(a) of the Oasis Disclosure Schedule is an accurate, true and complete listing of all Oasis Registered IP.

(b) Section 4.12(b) of the Oasis Disclosure Schedule accurately identifies (i) all material Oasis Contracts pursuant to which Oasis IP Rights are licensed to Oasis (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Oasis products or services, (B) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements, (D) agreements between Oasis and its employees or contractors in Oasis’s standard form thereof and (E) material transfer agreements, clinical trial agreements, or services agreements) and (ii) whether the license or licenses granted to Oasis or its Subsidiaries are exclusive or non-exclusive.

(c) Section 4.12(c) of the Oasis Disclosure Schedule accurately identifies each Oasis Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Oasis Owned IP Rights (other than (i) any confidential information provided under confidentiality agreements, (ii) material transfer agreements, (iii) agreements between Oasis and its employees or contractors in Oasis’s standard form thereof and (iv) any Oasis Owned IP Rights non-exclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for Oasis’s benefit).

(d) Neither Oasis nor any of its Subsidiaries is bound by, and no Oasis Owned IP Rights are subject to, any Contract containing any covenant or other provision that limits or restricts the ability Oasis or any of its Subsidiaries to use, exploit, assert, or enforce any Oasis Owned IP Rights anywhere in the world.

(e) Oasis or one of its Subsidiaries exclusively owns all right, title, and interest to and in the Oasis Owned IP Rights (other than co-owned rights each as identified in Section 4.12(a) of the Oasis Disclosure Schedule), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to register or apply for or renew registration of Oasis Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority.

(ii) Each Person who is or was an employee or contractor of the Oasis or any of its Subsidiaries and who is or was involved in the creation or development of any Oasis Owned IP Rights has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to Oasis or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Oasis and its Subsidiaries.

(iii) To the Knowledge of Oasis, no current or former stockholder, officer, director, or employee of the Company or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Oasis Owned IP Rights. To the Knowledge of the Oasis, no employee of Oasis or any or any of its Subsidiaries is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Oasis or such Subsidiary or (b) in breach of any Contract with any former employer or other Person concerning Oasis Owned IP Rights or confidentiality provisions protecting trade secrets and confidential information comprising Oasis Owned IP Rights.

(iv) No funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Oasis Owned IP Rights.

(v) Oasis and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that Oasis or such Subsidiary holds, or purports to hold, as confidential or a trade secret.

(f) Neither Oasis nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any material Oasis Owned IP Rights to any other Person.

(g) Oasis has delivered, or made available to the Company, a complete and accurate copy of all Oasis IP Rights Agreements.

(h) Neither the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Oasis violates any license or agreement between Oasis or its Subsidiaries and any third party in any material respect, and, to the Knowledge of Oasis, does not infringe or misappropriate any valid and issued Patent right or other Intellectual Property of any other Person, other than any Oasis IP Rights licensed to Oasis by any other Person, which infringement or misappropriation would reasonably be expected to have an Oasis Material Adverse Effect. To the Knowledge of Oasis, no third party is infringing upon any Patents owned by Oasis within the Oasis IP Rights, or violating any Oasis IP Rights Agreements in any material respect.

(i) As of the date of this Agreement, Oasis is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, offer for sale, license or dispose of any Oasis IP Rights. Oasis has not received any written notice asserting that any Oasis Registered IP or the proposed use, sale, offer for sale, license or disposition of any products, methods, or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that Oasis or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person.

(j) To the Knowledge of Oasis, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by Oasis infringes any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person except as would not have an Oasis Material Adverse Effect.

(k) Except as may be set forth in the Contracts listed on Section 4.12(b) or 4.12(c) of the Oasis Disclosure Schedule or as contained in license, distribution and service agreements entered into in the Ordinary Course of Business by Oasis (i) Oasis is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to Oasis taken as a whole and (ii) Oasis has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(l) Neither Oasis nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any Oasis IP Rights, result in breach of, default under or termination of such Contract with respect to any Oasis IP Rights, or impair the right of the Oasis or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Oasis IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

4.13 Agreements, Contracts and Commitments.

(a) Section 4.13 of the Oasis Disclosure Schedule identifies each Oasis Contract that is in effect as of the date of this Agreement (each an “Oasis Material Contract” and collectively, the “Oasis Material Contracts”):

(i) each Oasis Contract relating to any material bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(ii) each Oasis Contract requiring payments by Oasis after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or Entity providing employment related, consulting or independent contractor services, not terminable by the Company or its Subsidiaries on ninety (90) calendar days’ or less notice without liability, except to the extent general principles of wrongful termination Law may limit Oasis or its Subsidiaries’ or such successor’s ability to terminate employees at will;

(iii) each Oasis Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(iv) each Oasis Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(v) each Oasis Contract containing (A) any covenant limiting the freedom of the Oasis, its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Company’s products or services, (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision with respect to employees of other Persons, in each case, except for restrictions that would not materially affect the ability of Oasis or its Subsidiaries to conduct its business;

(vi) each Oasis Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(vii) each Oasis Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $100,000 after the date of this Agreement;

(viii) each Oasis Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances in excess of $100,000 with respect to any assets of Oasis or any of its Subsidiaries or any loans or debt obligations with officers or directors of the Company;

(ix) each Oasis Contract requiring payment by or to Oasis after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Oasis, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Oasis has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Oasis has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Oasis or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of Oasis or any Contract to sell, distribute or commercialize any products or service of Oasis, in each case, except for Oasis Contracts entered into in the Ordinary Course of Business;

(x) each Oasis Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Oasis in connection with the Contemplated Transactions;

(xi) each Oasis Real Estate Lease;

(xii) each Oasis Contract that is a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;

(xiii) each Oasis Contract to which Oasis is a party or by which any of its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, Oasis in excess of $250,000 after the date of this Agreement; or

(xiv) any other Oasis Contract that is not terminable at will (with no penalty or payment) by Oasis or its Subsidiaries, as applicable, and (A) which involves payment or receipt by Oasis or its Subsidiaries after the date of this Agreement under any such agreement, contract or commitment of more than $250,000 in the aggregate, or obligations after the date of this Agreement in excess of $250,000 in the aggregate or (B) that is material to the business or operations of Oasis and its Subsidiaries, taken as a whole.

(b) Oasis has delivered or made available to the Company accurate and complete copies of all Oasis Material Contracts, including all amendments thereto. There are no Oasis Material Contracts that are not in written form. Oasis has not nor, to Oasis’s Knowledge as of the date of this Agreement, has any other party to an Oasis Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Oasis Material Contract in such manner as would permit any other party to cancel or terminate any such Oasis Material Contract, or would permit any other party to seek damages which would reasonably be expected to have an Oasis Material Adverse Effect. As to Oasis and its Subsidiaries, as of the date of this Agreement, each Oasis Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Oasis Material Contract to change, any material amount paid or payable to Oasis under any Oasis Material Contract or any other material term or provision of any Oasis Material Contract.

4.14 Compliance; Permits; Restrictions.

(a) Oasis and each of its Subsidiaries is, and since January 1, 2017, has been in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order, or other action by any Governmental Authority is pending or, to the Knowledge of Oasis, threatened against Oasis or any of its Subsidiaries. There is no agreement or Order binding upon Oasis or any of its Subsidiaries which (i) has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Oasis, any acquisition of material property by Oasis or any of its Subsidiaries or the conduct of business by Oasis or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Oasis’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) Each of Oasis and its Subsidiaries holds all required Governmental Authorizations that are material to the operation of the business of Oasis and Merger Sub as currently conducted (collectively, the “Oasis Permits”). Section 4.14(b) of the Oasis Disclosure Schedule identifies each Oasis Permit. Each of Oasis and its Subsidiaries is in material compliance with the terms of the Oasis Permits. No Legal Proceeding is pending or, to the Knowledge of Oasis, threatened, which seeks to revoke, substantially limit, suspend, or materially modify any Oasis Permit. The rights and benefits of each Oasis Permit will be available to Oasis and Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Oasis and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.

(c) There are no Legal Proceedings pending or, to the Knowledge of Oasis, threatened with respect to an alleged material violation by Oasis or any of its Subsidiaries of the FDCA, FDA regulations adopted thereunder, the Controlled Substances Act or any other similar Law promulgated by a Drug Regulatory Agency.

(d) Each of Oasis and its Subsidiaries holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Oasis and Merger Sub as currently conducted, and, as applicable, the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its product candidates (the “Oasis Product Candidates”) (the “Oasis Regulatory Permits”) and no such Oasis Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner other than immaterial adverse modifications. Oasis has timely maintained and is in compliance in all material respects with the Oasis Regulatory Permits and neither Oasis nor or any of its Subsidiaries has, since January 1, 2017, received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Oasis Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Oasis Regulatory Permit. Except for the information and files identified in Section 4.14(d) of the Oasis Disclosure Schedule, Oasis has made available to the Company all information requested by the Company in Oasis’s or its Subsidiaries’ possession or control relating to the Oasis Product Candidates and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of the Oasis Product Candidates, including, but not limited to, complete copies of the following (to the extent there are any): (x) adverse event reports; pre-clinical, clinical and other study reports and material study data; inspection reports, notices of adverse findings, untitled letters, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority. All such information are accurate and complete in all material respects.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Oasis or its Subsidiaries, in which Oasis or its subsidiaries or their respective product candidates, including the Oasis Product Candidates, have participated were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312. Other than as set forth on Section 4.14(e) of the Oasis Disclosure Schedule, neither Oasis nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Institutional Review Board or Drug Regulatory Agency requiring or, to the Knowledge of Oasis, any action to place a clinical hold order on, or otherwise terminate, delay, or suspend any clinical studies conducted by or on behalf of, or sponsored by, Oasis or any of its Subsidiaries or in which Oasis or any of its Subsidiaries or its current product candidates, including the Oasis Product Candidates, have participated. Further, no clinical investigator, researcher, or clinical staff participating in any clinical study conducted by or, to the Knowledge of Oasis, on behalf of Oasis has been disqualified from participating in studies involving the Oasis Product Candidates, and to the Knowledge of Oasis, no such administrative action to disqualify such clinical investigators, researchers or clinical staff has been threatened or is pending.

(f) Neither Oasis nor, to the Knowledge of Oasis, any contract manufacturer with respect to any Oasis Product Candidate is the subject of any pending or, to the Knowledge of Oasis, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Oasis, Oasis and any contract manufacturer with respect to any Oasis Product Candidate has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of Oasis, and to the Knowledge of Oasis, any contract manufacturer with respect to any Oasis Product Candidate, or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a material debarment or exclusion under (i) 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of Oasis, no material debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Oasis, and to the Knowledge of the Oasis, any contract manufacturer with respect to any Oasis Product Candidate, or any of its officers, employees or agents.

(g) All manufacturing operations conducted by, or to the Knowledge of the Oasis, for the benefit of, Oasis in connection with any Oasis Product Candidate, since January 1, 2017, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210 and 211, and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h) No laboratory or manufacturing site owned by Oasis, and to the Knowledge of Oasis, no manufacturing site of a contract manufacturer or laboratory, with respect to any Oasis Product Candidate, (i) is subject to a Drug Regulatory Agency shutdown or import or export prohibition or (ii) has received any Form FDA 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from the FDA or other Governmental Authority alleging or asserting noncompliance with any applicable Law, in each case, that have not been complied with or closed to the satisfaction of the relevant Governmental Authority, and, to the Knowledge of Oasis, neither the FDA nor any other Governmental Authority is considering such action.

4.15 Legal Proceedings; Orders.

(a) Except as set forth in Section 4.15 of the Oasis Disclosure Schedule, as of the date of this Agreement there is no pending Legal Proceeding and, to the Knowledge of Oasis, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Oasis or any of its Subsidiaries or any Oasis

Associate (in his or her capacity as such) or any of the material assets owned or used by Oasis or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which Oasis or any of its Subsidiaries, or any of the material assets owned or used by Oasis or any of its Subsidiaries is subject. To the Knowledge of Oasis, no officer or other Key Employee of Oasis or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Oasis or any of its Subsidiaries or to any material assets owned or used by Oasis or any of its Subsidiaries.

4.16 Tax Matters.

(a) Each of Oasis and its Subsidiaries has timely filed all U.S. federal income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no claim has ever been made by a Governmental Authority in a jurisdiction where Oasis or any of its Subsidiaries does not file Tax Returns that Oasis is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by Oasis and each of its Subsidiaries (whether or not shown on any Tax Return) have been paid. Since the date of the Oasis Audited Balance Sheet, neither Oasis nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) Each of Oasis and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Encumbrances for material Taxes (other than Taxes not yet due and payable or for Taxes that are being contested in good faith, in each case, for which adequate reserves have been established in accordance with GAAP) upon any of the assets of Oasis or any of its Subsidiaries.

(e) No deficiencies for material Taxes with respect to Oasis or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing. There are no pending (or, based on written notice, threatened) material audits, assessments or other actions for or relating to any liability in respect of Taxes of Oasis or any of its Subsidiaries. Neither Oasis nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f) Neither Oasis nor any of its Subsidiaries is a party to any material Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary indemnification provisions in commercial contracts entered into in the Ordinary Course of Business with vendors, customers, lenders and landlords.

(g) Neither Oasis nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Oasis). Oasis does not have any material Liability for the Taxes of any Person (other than Oasis and Merger Sub) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law) or as a transferee or successor.

(h) Neither Oasis nor any of its Subsidiaries has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(i) Neither Oasis nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(j) Section 4.16(j) of the Oasis Disclosure Schedule sets forth the entity classification of Oasis and each of its Subsidiaries for U.S. federal income tax purposes under Section 7701 of the Code.

(k) Neither Oasis nor any of its Subsidiaries is aware of any facts or has knowingly taken or agreed to take any action, in each case, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.17 Employee and Labor Matters; Benefit Plans.

(a) The employment of Oasis’s employees is terminable by Oasis at will. Oasis has made available to the Company accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Oasis Associates to the extent currently effective and material.

(b) Oasis is not a party to, bound by, and does not have a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of Oasis, purporting to represent or seeking to represent any employees of Oasis.

(c) Section 4.17(c) of the Oasis Disclosure Schedule lists all material Oasis Employee Plans. True, complete and correct copies of the following documents, with respect to each material Oasis Employee Plan, where applicable, have previously been made available to the Company: (i) all documents embodying or governing such Oasis Employee Plan (or for unwritten Oasis Employee Plans a written description of the material terms of such Oasis Employee Plan) and any funding medium for the Oasis Employee Plan; (ii) the most recent IRS determination or opinion letter; (iii) the most recently filed Form 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; and (vi) all non-routine correspondence to and from any governmental agency.

(d) Each Oasis Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of Oasis, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Oasis Employee Plan or the exempt status of any related trust.

(e) Each Oasis Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms all applicable Law, including, without limitation, the Code, ERISA and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Oasis, threatened with respect to any Oasis Employee Plan. All payments and/or contributions required to have been timely made with respect to all Oasis Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Oasis Employee Plan and applicable Law.

(f) Neither Oasis nor any of its ERISA Affiliates has maintained, contributed to, or been required to contribute to or had any liability or obligation (including on account of any ERISA Affiliate) with respect to (whether contingent or otherwise) (i) any “employee benefit plan” that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither Oasis nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA that has not been paid in full.

(g) No Oasis Employee Plan provides for medical or any other welfare benefits to any service provider beyond termination of service or retirement, other than (1) pursuant to COBRA or an analogous state law requirement or (2) continuation coverage through the end of the month in which such termination or retirement occurs. Oasis does not sponsor or maintain any self-funded medical or long-term disability benefit plan.

(h) No Oasis Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(i) No Oasis Options or other equity-based award issued or granted by Oasis are subject to the requirements of Section 409A of the Code. Each Oasis Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “Oasis 409A Plan”) has been operated and maintained in all material respects in operational and documentary compliance with the requirements of Section 409A of the Code and the applicable guidance thereunder. To Oasis’s Knowledge, no payment to be made under any Oasis 409A Plan is or, when made in accordance with the terms of the Oasis 409A Plan, will be subject to the penalties of Section 409A(a)(1) of the Code.

(j) Oasis is in material compliance with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker (including, without limitation, employee and independent contractor) classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to the employees of Oasis: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any material arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims or administrative matters pending or, to the Knowledge of Oasis, threatened or reasonably anticipated against Oasis relating to any employee, employment agreement or Oasis Employee Plan (other than routine claims for benefits). To the Knowledge of Oasis, there are no pending or threatened or reasonably anticipated claims or actions against Oasis, any Oasis trustee or any trustee of any Subsidiary under any workers’ compensation policy or long-term disability policy. Oasis is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.

(k) Oasis has no material liability with respect to any misclassification currently or within the past three years of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. Oasis has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied.

(l) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting Oasis. No event has occurred within the past six months, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(m) Oasis is not, nor has Oasis been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Oasis, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Oasis Associate, including charges of unfair labor practices or discrimination complaints.

(n) There is no contract, agreement, plan or arrangement to which Oasis or any of its Subsidiaries is a party or by which it is bound to gross-up, indemnify, or otherwise reimburse any of its employees for excise taxes paid pursuant to Section 4999 or Section 409A of the Code.

(o) Except as set forth in Section 4.17(o) of the Oasis Disclosure Schedule, neither Oasis nor any of its Subsidiaries is a party to any Contract that as a result of the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby, could (either alone or in conjunction with any other event) reasonably be expected to (i) result in the payment of any “parachute payment” within the meaning of Section 280G of the Code or (ii) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of Oasis or any of its Subsidiaries.

4.18 Environmental Matters. Since January 1, 2017, Oasis has complied with all applicable Environmental Laws, which compliance includes the possession by Oasis of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in an Oasis Material Adverse Effect. Oasis has not received since January 1, 2017, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Oasis is not in compliance with any Environmental Law, and, to the Knowledge of Oasis, there are no circumstances that may prevent or interfere with Oasis’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have an Oasis Material Adverse Effect. To the Knowledge of Oasis: (i) no current or prior owner of any property leased or controlled by Oasis has received since January 1, 2017, any written notice or other communication relating to property owned or leased at any time by Oasis, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Oasis is not in compliance with or violated any Environmental Law relating to such property and (ii) Oasis has no material liability under any Environmental Law.

4.19 Insurance. Oasis has made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Oasis and Merger Sub. Each of such insurance policies is in full force and effect and Oasis and Merger Sub are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2017, Oasis has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Oasis and Merger Sub has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Oasis for which Oasis has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Oasis of its intent to do so.

4.20 Transactions with Affiliates. Except as set forth in the Oasis SEC Documents filed prior to the date of this Agreement, since the date of Oasis’s last proxy statement filed in 2019 with the SEC, no event has occurred that would be required to be reported by Oasis pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 4.20 of the Oasis Disclosure Schedule identifies each Person who is (or who may be deemed to be) an Affiliate of Oasis as of the date of this Agreement.

4.21 No Financial Advisors. Except as set forth on Section 4.21 of the Oasis Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Oasis.

4.22 Valid Issuance. The Oasis Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

4.23 Privacy and Data Security. Oasis has complied with all applicable Privacy Laws and the applicable terms of any Oasis Contracts relating to privacy, security, collection or use of Personal Information of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with Oasis in connection with the operation of Oasis’s business, except for such non-compliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Oasis Material Adverse Effect. To the Knowledge of Oasis, Oasis has implemented and maintains reasonable Privacy Policies and has complied with its Privacy Policies, except for such non-compliance as has not to the Knowledge of the Oasis had, and would not reasonably be expected to have, individually or in the aggregate, an Oasis Material Adverse Effect. To the Knowledge of Oasis, as of the date hereof, no claims have been asserted or threatened against Oasis by any Person alleging a violation of Privacy Laws, Privacy Policies and/or the applicable terms of any Oasis Contracts relating to privacy, security, collection or use of Personal Information of any individuals. To the Knowledge of Oasis, there have been no data security incidents, personal data breaches or other adverse events or incidents related to Personal Information or Oasis data in the custody or control of Oasis or any service provider acting on behalf of Oasis, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable law or pursuant to the terms of any Oasis Contract.

4.24 Opinion of Financial Advisor. The Oasis Board has received an opinion of JMP Securities LLC to the effect that, as of the date of this Agreement and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to Oasis. It is agreed and understood that such opinion is for the benefit of the Oasis Board and may not be relied upon by the Company.

4.25 Anti-Bribery. Neither Oasis nor any of its directors, officers, employees or, to the Knowledge of Oasis, agents or any other Person acting on its behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts or otherwise, or taken any other action, in violation of Anti-Bribery Laws. Oasis is not or has not been the subject of any investigation or inquiry by any Governmental Authority with respect to potential violations of Anti-Bribery Laws.

4.26 CFIUS. Oasis does not engage in the design, fabrication, development, testing, production or manufacture of critical technologies and is not a TID US Business within the meaning of the Defense Production Act of 1950, as amended, including all implementing regulations thereof.

4.27 No Other Representations or Warranties. Oasis hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any of its Subsidiaries nor any other person on behalf of the Company or its Subsidiaries makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Oasis, Merger Sub or stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of the Company set forth in Section 3 (in each case as qualified and limited by the Company Disclosure Schedule)) none of Oasis, Merger Sub or any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

Section 5. Certain Covenants of the Parties.

5.1 Operation of Oasis’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement or the Funding Agreement, (ii) as set forth on Section 5.1(a) of the Oasis Disclosure Schedule, (iii) as required by applicable Law, (iv) as required to comply with any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or any other Law, Order, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19 (“COVID-19 Measures”), (v) any action taken or not taken by Oasis or any of its Subsidiaries (including Merger Sub) in good faith to respond to the actual or anticipated effect on Oasis or any of its Subsidiaries (including Merger Sub) of COVID-19 or the COVID-19 Measures, including changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners, or (vi) unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 10 and the Effective Time (the “Pre-Closing Period”), Oasis shall, and shall cause each of its Subsidiaries (including Merger Sub) to, use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law (including maintaining compliance in all material respects with the applicable listing and governance rules and regulations of Nasdaq) and the requirements of all Contracts that constitute Oasis Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement or the Funding Agreement, (ii) as set forth in Section 5.1(b) of the Oasis Disclosure Schedule, (iii) as required by applicable Law, (iv) as required to comply with any COVID-19 Measures, (v) any action taken or not taken by Oasis or any of its Subsidiaries (including Merger Sub) in good faith to respond to the actual or anticipated effect on Oasis or any of its Subsidiaries (including Merger Sub) of COVID-19 or the COVID-19 Measures, including changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners, or (vi) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Oasis shall not, nor shall it cause or permit any of its Subsidiaries to:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (other than dividends and distributions by a direct or indirect wholly owned Subsidiary of Oasis to its parent) or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Oasis Common Stock from terminated employees, directors or consultants of Oasis in accordance with agreements in effect on the date of this Agreement providing for the repurchase of shares at no more than the purchase price thereof in connection with any termination of services to Oasis or any of its Subsidiaries);

(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for Oasis Common Stock issued upon the valid exercise or settlement of outstanding Oasis Options or Oasis Restricted Stock Units as applicable), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;

(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money (other than in the Ordinary Course of Business), (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $100,000;

(vi) other than in the Ordinary Course of Business: (A) adopt, establish or enter into any Oasis Employee Plan, (B) cause or permit any Oasis Employee Plan to be amended other than as required by law, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of this Agreement pursuant to any Oasis Employee Plan), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants, (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants or (E) hire any (x) officer, (y) employee or (z) consultant except as set forth on Section 5.1(b)(vi) of the Oasis Disclosure Schedule;

(vii) enter into any material transaction outside the Ordinary Course of Business;

(viii) acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(ix) make (other than consistent with past practice), change or revoke any material Tax election; file any material amendment to any Tax Return or adopt or change any material accounting method in respect of Taxes;

(x) delay or fail to repay when due any material obligation, including accounts payable and accrued expenses, other than in the Ordinary Course of Business;

(xi) forgive any loans to any Person, including its employees, officers, directors or Affiliate;

(xii) sell, assign, transfer, license, sublicense or otherwise dispose of any material Oasis IP Rights (other than in the Ordinary Course of Business);

(xiii) other than in the Ordinary Course of Business, (A) materially change pricing or royalties or other payments set or charged by Oasis or any of its Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to Oasis or any of its Subsidiaries; or

(xiv) either solely or in collaboration with any third party, directly or indirectly, commence, enter, join, revive, solicit, or otherwise get engaged in, any clinical trial other than the clinical trials existing on or prior to the date of this Agreement and disclosed by Oasis on Section 5.1(b)(xiv) of the Oasis Disclosure Schedule;

(xv) other than as required by Law or GAAP, take any action to change accounting policies or procedure;

(xvi) waive, settle or compromise any pending or threatened Legal Proceeding against Oasis or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof), and (B) that do not impose any material restrictions on the operations or businesses of Oasis or its Subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by, Oasis or any of its Subsidiaries;

(xvii) except as otherwise set forth in Oasis’s operating budget delivered to the Company concurrently with the execution of this Agreement (the “Oasis Budget”, as set forth on Section 5.1(b)(xvii) of the Oasis Disclosure Schedule) (and other than incurrence or payment of Oasis Transaction Expenses up to an aggregate of $500,000 in excess of the amount budgeted for the aggregate Oasis Transaction Expenses in the Oasis Budget), make any expenditures, incur any liabilities or discharge or satisfy any liabilities in amounts that exceed the aggregate amount of the Oasis Budget by, in the aggregate, more than $500,000;

(xviii) take any action that results in Oasis owing any payments or amounts as set forth in Section 5.1(b)(xviii) of the Oasis Disclosure Schedule;

(xix) enter into, amend, terminate, or waive any material option or right under, any Oasis Material Contract, other than in the Ordinary Course of Business; or

(xx) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Oasis prior to the Effective Time. Prior to the Effective Time, Oasis shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

5.2 Operation of the Company’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement or the Funding Agreement, (ii) as set forth in Section 5.2(a) of the Company Disclosure Schedule, (iii) as required by applicable Law, (iv) as required to comply with any COVID-19 Measures, (v) any action taken or not taken by the Company or any of its Subsidiaries in good faith to respond to the actual or anticipated effect on the Company or any of its Subsidiaries of COVID-19 or the COVID-19 Measures, including changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners, or (vi) unless Oasis shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Company Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement or the Funding Agreement, (ii) as set forth in Section 5.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law, (iv) as required to comply with any COVID-19 Measures, (v) any action taken or not taken by the Company or any of its Subsidiaries in good faith to respond to the actual or anticipated effect on the Company or any of its Subsidiaries of COVID-19 or the COVID-19 Measures, including changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners, or (vi) with the prior written consent of Oasis (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock (other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent) or repurchase, redeem or otherwise reacquire any shares of Company Capital Stock or other securities (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company in accordance with agreements in effect on the date of this Agreement providing for the repurchase of shares at no more than the purchase price thereof in connection with any termination of services to Company or any of its Subsidiaries);

(ii) except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: (A) any capital stock or other security of the Company or any of its Subsidiaries (except for shares of outstanding Company Common Stock issued upon the valid exercise of Company Options), (B) any option, warrant or right to acquire any capital stock or any other security other than option grants to employees and service providers in the Ordinary Course of Business or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $250,000;

(vi) other than in the Ordinary Course of Business: (A) adopt, establish or enter into any Company Employee Plan, (B) cause or permit any Company Employee Plan to be amended other than as required by law, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of this Agreement pursuant to any Company Employee Plan), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, consultants or employees or (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants;

(vii) enter into any material transaction outside the Ordinary Course of Business;

(viii) acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(ix) make (other than consistent with past practice), change or revoke any material Tax election; file any material amendment to any Tax Return or adopt or change any material accounting method in respect of Taxes;

(x) enter into, amend, terminate, or waive any material option or right under, any Company Material Contract, other than in the Ordinary Course of Business;

(xi) delay or fail to repay when due any material obligation, including accounts payable and accrued expenses, other than in the Ordinary Course of Business;

(xii) forgive any loans to any Person, including its employees, officers, directors or Affiliate;

(xiii) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP Rights (other than in the Ordinary Course of Business);

(xiv) other than in the Ordinary Course of Business, (A) materially change pricing or royalties or other payments set or charged by the Company or any of its Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to the Company or any of its Subsidiaries;

(xv) other than as required by Law or GAAP, take any action to change accounting policies or procedure;

(xvi) waive, settle or compromise any pending or threatened Legal Proceeding against the Company or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof), and (B) that do not impose any material restrictions on the operations or businesses of the Company or its Subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries; or

(xvii) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give Oasis, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

5.3 Access and Investigation.

(a) Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Oasis, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request, (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief executive officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary and; (d) make available to the other Party copies of any material notice, report or other document filed with or sent to or received from any Governmental Authority in connection with the Contemplated Transactions. Any investigation conducted by either Oasis or the Company pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

(b) Notwithstanding anything herein to the contrary in this Section 5.3, no access or examination contemplated by this Section 5.3 shall be permitted to the extent that it would require any Party or its Subsidiaries to (i) waive the attorney-client privilege or attorney work product privilege, (ii) violate any applicable Law, or (iii) breach such Party’s confidentiality obligations to a third party; provided, that such Party or its Subsidiary (1) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (2) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information), (3) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver and (4) in the case of subsection (iii) above, upon the other Party’s reasonable request, such Party shall use its reasonable efforts to obtain such third party’s consent to permit such other Party access to such information, subject to appropriate confidentiality protections.

5.4 No Solicitation.

(a) Each of Oasis and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 6.2 and Section 6.3), (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction, (vi) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry or (vii) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 5.4 and subject to compliance with this Section 5.4, prior to the approval of this Agreement by a Party’s stockholders (i.e., the Required Company Stockholder Vote, in the case of the Company and its Subsidiaries, or the Required Oasis Stockholder Vote in the case of Oasis), such Party may furnish non-public information regarding such Party and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which such Party’s board of directors determines in good faith, after consultation with such Party’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither such Party nor any Representative of such Party shall have breached this Section 5.4 in any material respect, (B) the board of directors of such Party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the board of directors’ fiduciary duties under applicable Law, (C) at least two (2) Business Days prior to initially furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person, (D) such Party receives from such Person an executed Acceptable Confidentiality Agreement and (E) at least two (2) Business Days prior to furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Party (to the extent such information has not been previously furnished by such Party to the other Party). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party takes any action that, if taken by such Party, would constitute a breach of this Section 5.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.4 by such Party for purposes of this Agreement.

(b) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

(c) Each Party shall immediately (i) cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and (ii) request the destruction or return of any nonpublic information provided to such Person as soon as practicable after the date of this Agreement.

5.5 Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Oasis, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, (b) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director, officer or Key Employee of such Party, (c) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement or (d) the failure of such Party to comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 7, 8 and 9, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Company Disclosure Schedule or the Oasis Disclosure Schedule for the purpose of (x) determining the accuracy of any of the representations and warranties made by the Company in this Agreement or (y) determining whether any condition set forth in Section 7, 8 or 9 has been satisfied. Any failure by either Party to provide notice pursuant to this Section 5.5 shall not be deemed to be a breach for purposes of Section 8.2 or 9.2, as applicable, unless such failure to provide such notice was knowing and intentional.

Section 6. Additional Agreements of the Parties.

6.1 Registration Statement; Proxy Statement.

(a) As promptly as practicable after the date of this Agreement, (i) Oasis, in cooperation with the Company, shall prepare and file with the SEC a proxy statement relating to the Oasis Stockholder Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and (ii) Oasis, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the issuance of the shares of Oasis Common Stock to be issued by virtue of the Merger. Oasis shall use its commercially reasonable efforts to (i) cause the Registration Statement to comply with the applicable rules and regulations promulgated by the SEC, (ii) cause the Registration Statement to become effective as promptly as practicable, (iii) respond promptly to any comments or requests of the SEC or its staff related to the Registration Statement and (iv) have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Oasis shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Oasis Common Stock pursuant to the Merger. Each of the Parties shall reasonably cooperate with the other Party and furnish all information concerning itself and their Affiliates, as applicable, to the other Parties that is required by law to be included in the Registration Statement or as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement.

(b) Oasis covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not, at any Applicable Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by or on behalf of the Company or its Subsidiaries to Oasis for inclusion in the Registration Statement (including the Company Financials) will not, at any Applicable Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, (i) Oasis makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the Company or its Subsidiaries or any of their Representatives for inclusion therein and (ii) the Company makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by Oasis or its Subsidiaries or any of their Representatives for inclusion therein.

(c) Oasis shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Oasis’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act.

(d) If at any time before the Effective Time (i) any Party (A) becomes aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, (B) receives notice of any SEC request for an amendment or supplement to the Registration Statement or for additional information related thereto, or (C) receives SEC comments on the Registration Statement, or (ii) the information provided in the Registration Statement has become “stale” and new information should be disclosed in an amendment or supplement to the Registration Statement; then in each such case such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC (and, if related to the Proxy Statement, mailing such amendment or supplement to the Oasis stockholders) or otherwise addressing such SEC request or comments and each Party and shall use their reasonable best efforts to cause any such amendment to become effective, if required. Oasis shall promptly notify the Company if it becomes aware (1) that the Registration Statement has become effective, (2) of the issuance of any stop order or suspension of the qualification or registration of the Oasis Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or (3) any order of the SEC related to the Registration Statement, and shall promptly provide to the Company copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Registration Statement and all orders of the SEC relating to the Registration Statement.

(e) Without limiting the Company’s obligation in Section 6.1(a), the Company will use commercially reasonable efforts to cause to be delivered to Oasis a letter of the Company’s independent accounting firm, dated no more than two (2) Business Days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to Oasis), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

(f) The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. No filing of, or amendment or supplement to, the Registration Statement will be made by Oasis, and no filing of, or amendment or supplement to, the Proxy Statement will be made by Oasis, in each case, without the prior consent of the Company, which shall not be unreasonably withheld, conditioned or delayed.

(g) As promptly as reasonably practicable following the date of this Agreement the Company will (i) use commercially reasonable efforts to cause the Company’s financial statements for the fiscal year ended December 31, 2019 to be delivered to Oasis in a manner as is required under applicable Law for the inclusion of such financial statements in the Proxy Statement and the Registration Statement and (ii) furnish to Oasis unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the audited financial statements of the Company for each of its fiscal years required to be included in the Registration Statement (the “Company Audited Financial Statements”) and the Company Interim Financial Statements will be suitable for inclusion in the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.

6.2 Company Stockholder Written Consent.

(a) Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than five (5) Business Days thereafter, the Company shall solicit for approval by written consent from Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL. Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions.

(b) Reasonably promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the certificate of incorporation and bylaws of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 6.2(b) shall be subject to Oasis’s advance review and reasonable approval.

(c) The Company agrees that, subject to Section 6.2(d): (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 6.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”) and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Oasis, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Oasis or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.

(d) Notwithstanding anything to the contrary contained in Section 6.2(c), and subject to compliance with Section 5.4 and Section 6.2, if at any time prior to approval and adoption of this Agreement by the Required Company Stockholder Vote, the Company receives a bona fide written Superior Offer, the Company Board may withhold, amend, withdraw or modify the Company Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Oasis (collectively, a “Company Board Adverse Recommendation Change”) if, but only if, following the receipt of and on account of such Superior Offer, (i) the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has, and has caused its financial advisors and outside legal counsel to, during the Notice Period (as defined below), negotiate with Oasis in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer and (iii) if after Oasis shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Notice Period, the Company Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) Oasis receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least five (5) Business Days in advance of the Company Board Adverse Recommendation Change (the “Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Notice Period, Oasis shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal and the Company will, and cause its Representatives to, negotiate with Oasis in good faith (to the extent Oasis desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the combined company that the Company’s stockholders would receive as a result of such potential Superior Offer), the Company shall be required to provide Oasis with notice of such material amendment and the Notice Period shall be extended, if applicable, to ensure that at least four (4) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.2(d) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).

(e) The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 6.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any Company Board Adverse Recommendation Change.

6.3 Oasis Stockholder Meeting.

(a) Oasis shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Oasis Common Stock to consider and vote to approve this Agreement and the Contemplated Transactions, including the issuance of the shares of Oasis Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and an amendment to Oasis’s certificate of incorporation in accordance with the terms of this Agreement (collectively, the “Oasis Stockholder Matters” and such meeting, the “Oasis Stockholder Meeting”). The Oasis Stockholder Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and in any event no later than forty-five (45) days after the effective date of the Registration Statement. Oasis shall take reasonable measures to ensure that all proxies solicited in connection with the Oasis Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Oasis Stockholder Meeting, or a date preceding the date on which the Oasis Stockholder Meeting is scheduled, Oasis reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Oasis Stockholder Vote, whether or not a quorum would be present or (ii) it will not have sufficient shares of Oasis Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Oasis Stockholder Meeting, Oasis may postpone or adjourn, or make one or more successive postponements or adjournments of, the Oasis Stockholder Meeting as long as the date of the Oasis Stockholder Meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments; provided, however, that more than one such postponement or adjournment shall not be permitted without the Company’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed.

(b) Oasis agrees that, subject to Section 6.3(c): (i) the Oasis Board shall recommend that the holders of Oasis Common Stock vote to approve the Oasis Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 6.3(a) above, (ii) the Proxy Statement shall include a statement to the effect that the Oasis Board recommends that Oasis’s stockholders vote to approve the Oasis Stockholder Matters (the recommendation of the Oasis Board being referred to as the “Oasis Board Recommendation”) and (iii) the Oasis Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Oasis Board shall not publicly propose to withhold, amend, withdraw or modify the Oasis Board Recommendation) in a manner adverse to the Company, and no resolution by the Oasis Board or any committee thereof to withdraw or modify the Oasis Board Recommendation in a manner adverse to the Company or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “Oasis Board Adverse Recommendation Change”).

(c) Notwithstanding anything to the contrary contained in Section 6.3(b), and subject to compliance with Section 5.4 and Section 6.3, at any time prior to the approval of Oasis Stockholder Matters by the Required Oasis Stockholder Vote, Oasis receives a bona fide written Superior Offer, the Oasis Board may make an Oasis Board Adverse Recommendation Change if, but only if following the receipt of and on account of such Superior Offer, (i) the Oasis Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (ii) Oasis has, and has caused its financial advisors and outside legal counsel to, during the Oasis Notice Period, negotiate with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer and (iii) if after the Company shall have delivered to Oasis a written offer to alter the terms or conditions of this Agreement during the Oasis Notice Period, the Oasis Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Oasis Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) the Company receives written notice from Oasis confirming that the Oasis Board has determined to change its recommendation at least five (5) Business Days in advance of the Oasis Board Adverse Recommendation Change (the “Oasis Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Oasis Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Oasis Notice Period, the Company shall be entitled to deliver to Oasis one or more counterproposals to such Acquisition Proposal and Oasis will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the combined company that Oasis’ stockholders would receive as a result of such potential Superior Offer), Oasis shall be required to provide the Company with notice of such material amendment and the Oasis Notice Period shall be extended, if applicable, to ensure that at least four (4) Business Days remain in the Oasis Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.3(c) and the Oasis Board shall not make an Oasis Board Adverse Recommendation Change prior to the end of such Oasis Notice Period as so extended (it being understood that there may be multiple extensions).

(d) Oasis’s obligation to call, give notice of and hold the Oasis Stockholder Meeting in accordance with Section 6.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the Oasis Board Recommendation or any other Oasis Board Adverse Recommendation Change.

(e) Nothing contained in this Agreement shall prohibit Oasis or the Oasis Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by Oasis or the Oasis Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Oasis is unable to take a position with respect to the bidder’s tender offer unless the Oasis Board determines in good faith, after consultation with its outside legal counsel, that such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

6.4 Efforts; Regulatory Approvals.

(a) The Parties shall use commercially reasonable efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

(b) Notwithstanding the generality of the foregoing, each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Authority.

6.5 Company Options and Company Warrants.

(a) Subject to Section 6.5(d), at the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the 2015 Company Plan and each Extended Company Option that is outstanding and unexercised immediately prior to the Effective Time under the 2014 Company Plan, whether or not vested, shall, without any action on the part of the holder thereof, be converted into and become an option to purchase Oasis Common Stock, and Oasis shall assume the Company Plans and each such Company Option (with respect to the 2015 Company Plan) and each such Extended Company Option (with respect to the 2014 Company Plan) in accordance with the terms (as in effect as of the date of this Agreement) of the Company Plans and the terms of the stock option agreement by which such Company Option is evidenced. All rights with respect to Company Common Stock under Company Options assumed by Oasis shall thereupon be converted into rights with respect to Oasis Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by Oasis may be exercised solely for shares of Oasis Common Stock, (ii) the number of shares of Oasis Common Stock subject to each Company Option assumed by Oasis shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Oasis Common Stock, (iii) the per share exercise price for the Oasis Common Stock issuable upon exercise of each Company Option assumed by Oasis shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent and (iv) any restriction on the exercise of any Company Option assumed by Oasis shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company Option, such Company Option assumed by Oasis in accordance with this Section 6.5(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Oasis Common Stock subsequent to the Effective Time and (B) the Oasis Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Company Option assumed by Oasis after the Effective Time. Notwithstanding anything to the contrary in this Section 6.5(a), the conversion of each Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Oasis Common Stock shall be made in a manner consistent with Section 409A and 424 of the Code

(b) At the Effective Time, each Non-Extended Company Option that is outstanding and unexercised immediately prior to the Effective Time under the 2014 Company Plan, whether or not vested, shall, without any action on the part of the holder thereof, be cancelled without the payment of any consideration.

(c) Oasis shall file with the SEC, as soon as reasonably practicable after the Effective Time, a registration statement on Form S-8, if available for use by Oasis, relating to the shares of Oasis Common Stock issuable with respect to Company Options assumed by Oasis in accordance with Section 6.5(a) to the extent such shares are eligible to be registered on Form S-8.

(d) At the Effective Time, all rights with respect to Company Common Stock under Company Warrants shall be converted into rights with respect to Oasis Common Stock and thereupon assumed by Oasis. Accordingly, from and after the Effective Time: (i) each Company Warrant assumed by Oasis may be exercised solely for shares of Oasis Common Stock; (ii) the number of shares of Oasis Common Stock subject to each Company Warrant assumed by Oasis shall be determined by multiplying (x) the number of shares of Company Common Stock that were subject to such Company Warrant (on an as-converted basis with respect to shares of Company Preferred Stock), as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Oasis Common Stock; (iii) the per share exercise price for the Oasis Common Stock issuable upon exercise of each Company Warrant assumed by Oasis shall be determined by dividing (x) the exercise price per share of Company Common Stock subject to such Company Warrant (or, in the case of Company Warrants exercisable for shares of Company Preferred Stock, the exercise price per share of such series of Company Preferred Stock divided by the number of shares of Company Common Stock into which such share of Company Preferred Stock is then convertible), as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Warrant assumed by Oasis shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Warrant shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company Warrant, such Company Warrant assumed by Oasis in accordance with this Section 6.5(d) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Oasis Common Stock subsequent to the Effective Time; and (B) the Oasis Board or a committee thereof shall succeed to the authority and responsibility, if any, of the Company Board or any committee thereof with respect to each Company Warrant assumed by Oasis.

6.6 Oasis Options. Prior to the Closing, the Oasis Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate, including using commercially reasonable efforts to obtain any necessary consent from the holder of an Oasis Option, to provide the following:

(a) The vesting of each unexpired, unexercised and unvested Oasis Option shall be accelerated in full effective as of immediately prior to the Effective Time;

(b) Each unexpired and unexercised Oasis Option with an exercise price that equals or exceeds the Oasis In-the-Money Price shall be canceled for no consideration; and

(c) Each unexpired and unexercised Oasis Option with an exercise price that is less than the Oasis In-the-Money Price shall continue to remain outstanding after the Effective Time in accordance with its terms.

6.7 Employee Benefits.

(a) Except as set forth in Section 6.7(a) of the Company Disclosure Schedule or as expressly provided herein or as consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), from and after the Effective Time, Oasis shall assume and honor all Company Employee Plans. For all purposes under Oasis Employee Plans providing benefits to any employee who continues to be employed by either of Oasis or the Company immediately following Closing (each a “Continuing Employee”), and subject to applicable Law, each such Continuing Employee shall be credited with his or her years of service with the Company before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Company Employee Plans, as applicable, except (i) to the extent such credit would result in a duplication of benefits, (ii) with respect to benefit accrual under a defined benefit pension plan or retiree welfare benefit plan or (iii) with respect to any Employee Plan for which prior service is not taken into account for current employees of Oasis. In addition, and without limiting the generality of the foregoing, and subject to any applicable Law: (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all Oasis Employee Plans, as applicable, which are welfare benefit plans to the extent coverage under such Oasis Employee Plan replaces coverage under a comparable Company Employee Plan in which such Continuing Employee participated immediately before the Effective Time; and (ii) for purposes of each Oasis Employee Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Oasis shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such Employee Plan to be waived for such Continuing Employee and his or her covered dependents, and Oasis shall use its commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Company Employee Plan ending on the date such Continuing Employee’s participation in the corresponding Oasis Employee Plan begins to be taken into account for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Oasis Employee Plan.

(b) Nothing contained in this Section 6.7 shall (i) be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement, (ii) limit the ability of the Company to amend, modify or terminate any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) create any third-party beneficiary rights or obligations in any person (including any employee) other than the parties to this Agreement or any right to employment or continued employment or to a particular term or condition of employment with Oasis or the Company, or (iv) limit the right of Oasis or the Company to terminate the employment or service of any employee or other service provider following the Closing Date at any time and for any or no reason. Oasis and the Company shall cause Oasis to comply with the terms of any employment, severance, retention, change of control, or similar agreement specified on Section 4.17(c) of the Oasis Disclosure Schedule, subject to the provisions of such agreements.

6.8 Oasis Restricted Stock Units. Prior to the Closing, the Oasis Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that (i) the vesting of each outstanding and unvested Oasis Restricted Stock Unit shall be accelerated in full effective as of immediately prior to the Effective Time, contingent on the occurrence of the Closing and (ii) for each outstanding and unsettled Oasis Restricted Stock Unit (including any Oasis Restricted Stock Units accelerated under Section 6.8(i) above) the holder thereof shall receive, immediately prior to the Effective Time a number of shares of Oasis Common Stock equal to the number of vested and unsettled shares underlying such Oasis Restricted Stock Units. Notwithstanding anything herein to the contrary, the tax withholding obligations for each holder receiving shares of Oasis Common Stock in accordance with the preceding sentence shall be satisfied by Oasis withholding from issuance that number of shares of Oasis Common Stock calculated by multiplying the maximum statutory withholding rate for such holder in connection with such issuance by the number of shares of Oasis Common Stock to be issued in accordance with the preceding sentence, and rounding up to the nearest whole share and remitting such withholding in cash to the appropriate taxing authorities.

6.9 Indemnification of Officers and Directors.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Oasis and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Oasis or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Oasis or of the Company, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Oasis and the Surviving Corporation, jointly and severally, upon receipt by Oasis or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Oasis, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. Without otherwise limiting the D&O Indemnified Parties’ rights with regards to counsel, following the Effective Time, the D&O Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP or Morrison & Foerster LLP or such other counsel selected by the D&O Indemnified Parties.

(b) The provisions of the certificate of incorporation and bylaws of Oasis with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Oasis that are presently set forth in the certificate of incorporation and bylaws of Oasis shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Oasis, unless such modification is required by applicable Law. The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Oasis shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Oasis.

(c) From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Oasis shall fulfill and honor in all respects the obligations of Oasis to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Oasis’s Organizational Documents and pursuant to any indemnification agreements between Oasis and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d) From and after the Effective Time, Oasis shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Oasis. In addition, Oasis shall purchase, prior to the Effective Time, a six-year prepaid “D&O tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Oasis’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Oasis’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Oasis by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Contemplated Transactions or in connection with Oasis’s initial public offering of shares of Oasis Common Stock).

(e) From and after the Effective Time, Oasis shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 6.9 in connection with their enforcement of the rights provided to such persons in this Section 6.9.

(f) The provisions of this Section 6.9 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Oasis and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.

(g) In the event Oasis or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Oasis or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.9. Oasis shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 6.9.

6.10 Disclosure. The Parties shall use their commercially reasonable efforts to agree to the text of any initial press release and Oasis’ Form 8-K announcing the execution and delivery of this Agreement. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representative to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Oasis may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Oasis in compliance with this Section 6.10. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 6.3(d) or with respect to any Acquisition Proposal, Oasis Board Adverse Recommendation Change or Company Board Adverse Recommendation Change, as applicable, or with respect to Oasis only, pursuant to Section 6.3(e).

6.11 Listing. At or prior to the Effective Time, Oasis shall use its commercially reasonable efforts to (a) maintain its existing listing on Nasdaq until the Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Oasis Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance); (c) prepare and timely submit to Nasdaq a notification form for the Oasis Reverse Stock Split and to submit a copy of the amendment to Oasis’s certificate of incorporation effecting the Oasis Reverse Stock Split, certified by the Secretary of State of the State of Delaware, to Nasdaq on the Closing Date and (d) to the extent required by Nasdaq Marketplace Rule 5110, assist the Company in preparing and filing an initial listing application for the Oasis Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. Each Party will reasonably promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its representatives. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Company agrees to pay all Nasdaq fees associated with any action contemplated by this Section 6.11. The Party not filing the Nasdaq Listing Application will cooperate with the other Party as reasonably requested by such filing Party with respect to the Nasdaq Listing Application and promptly furnish to such filing Party all information concerning itself and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 6.11.

6.12 Tax Matters.

(a) Each of Oasis and the Company shall use commercially reasonable efforts to (i) cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) not take any actions, or cause its Subsidiaries to take any actions, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. The Company shall use commercially reasonable efforts to obtain the opinion of counsel referred to in Section 9.10. In connection therewith, (1) Oasis shall use commercially reasonable efforts to deliver to such counsel a duly executed certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render the opinion described in Section 9.10 (the “Oasis Tax Certificate”), dated as of the Closing Date (and, if requested, dated as of the date on which the Registration Statement is declared effective by the SEC), (2) the Company shall use commercially reasonable efforts to deliver to such counsel a duly executed certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render the opinion described in Section 9.10, (the “Company Tax Certificate”), dated as of the Closing Date (and, if requested, dated as of the date on which the Registration Statement is declared effective by the SEC), and (3) each of Oasis and the Company shall cooperate with one another and provide such other information as reasonably requested by counsel for purposes of rendering the opinion described in Section 9.10. The Parties shall not, and shall not permit any of their respective Subsidiaries to, file any U.S. federal, state or local Tax Return or take any position before any taxing authority, in each case, in a manner that is inconsistent with the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal (and applicable state and local) income and other relevant Tax purposes, unless otherwise required by applicable Law.

(b) Each of Oasis and the Company shall use commercially reasonable efforts to file with the ITA an application for the Israeli Tax Ruling. Each of the Company and Oasis shall cause their respective counsels to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Tax Ruling. If the final Israeli Tax Ruling is not obtained prior to Closing, the parties shall use commercially reasonable efforts to obtain the Interim Tax Ruling prior to Closing.

6.13 Legends. Oasis shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Oasis Common Stock to be received in the Merger by equityholders of the Company who may be considered “affiliates” of Oasis for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Oasis Common Stock.

6.14 Directors and Officers. Until successors are duly elected or appointed and qualified in accordance with applicable Law, the Parties shall use reasonable best efforts and take all necessary action so that (a) the Oasis Board and Surviving Company Board shall initially as of the Effective Time be comprised of seven (7) members, with one (1) such member designated by Oasis, five (5) such members designated by the Company and one (1) such member being the Chief Executive Officer as set forth on Schedule 6.14, (b) the Persons listed in Schedule 6.14 under the heading “Officers” are elected or appointed, as applicable, to the positions of officers of Oasis and the Surviving Corporation, as set forth therein, to serve in such positions effective as of the Effective Time. If any Person listed in Schedule 6.14 is unable or unwilling to serve as officer or director of Oasis or the Surviving Corporation, as set forth therein, the Party appointing such Person (as set forth on Schedule 6.14) shall designate a successor. The Person listed in Schedule 6.14 under the heading “Board Designee – Oasis” shall be Oasis’ designee pursuant to clause (a) of this Section 6.14 (which list may be changed by Oasis at any time prior to 15 days prior to the Oasis Stockholder Meeting by written notice to the Company to include a different board designee who is reasonably acceptable to the Company). The Persons listed in Schedule 6.14 under the heading “Board Designees – Company” shall be the Company’s designees pursuant to clause (a) of this Section 6.14 (which list may be changed by the Company at any time prior to 15 days prior to the Oasis Stockholder Meeting by written notice to Oasis to include different board designees who are reasonably acceptable to Oasis).

6.15 Termination of Certain Agreements and Rights. The Company shall cause any stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between the Company and any holders of Company Common Stock, respectively, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights (collectively, the “Investor Agreements”), to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of the Surviving Corporation.

6.16 Section 16 Matters. Prior to the Effective Time, Oasis shall take all such steps as may be required to cause any acquisitions of Oasis Common Stock and any options to purchase Oasis Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Oasis, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.17 Allocation Certificate.

(a) The Company will prepare and deliver to Oasis at least two (2) Business Days prior to the Closing Date a certificate signed by the Chief Executive Officer of the Company in a form reasonably acceptable to Oasis setting forth (as of immediately prior to the Effective Time) (i) each holder of Company Capital Stock, Company Options or Company Warrants, (ii) such holder’s name and address, (iii) the number and type of Company Capital Stock held and/or underlying the Company Options or Company Warrants as of the Closing Date for each such holder and (iv) the number of shares of Oasis Common Stock to be issued to such holder, or to underlie any Oasis Option or Oasis Warrant to be issued to such holder, pursuant to this Agreement in respect of the Company Capital Stock, Company Options or Company Warrant held by such holder as of immediately prior to the Effective Time (the “Company Allocation Certificate”).

(b) Oasis will prepare and deliver to the Company at least two (2) Business Days prior to the Closing Date a certificate signed by the Chief Executive Officer of Oasis in a form reasonably acceptable to the Company, setting forth, as of immediately prior to the Effective Time (and giving effect to Section 6.6 and Section 6.8 hereof and the Oasis Reverse Stock Split): (i) each record holder of Oasis Common Stock or Oasis Options, (ii) such record holder’s name and address and (iii) the number of shares of Oasis Common Stock held and/or underlying the Oasis Options as of the Effective Time for such holder (the “Oasis Allocation Certificate”).

6.18 Oasis Reverse Stock Split. Oasis shall submit to Oasis’s stockholders at the Oasis Stockholder Meeting a proposal to approve and adopt an amendment to Oasis’s certificate of incorporation to authorize the Oasis Board to effect a reverse stock split of all outstanding shares of Oasis Common Stock at a reverse stock split ratio in the range mutually agreed to by the Company and Oasis (the “Oasis Reverse Stock Split”), and shall take such other actions as shall be reasonably necessary to effectuate the Oasis Reverse Stock Split.

6.19 Takeover Statutes. If any takeover statute is or may become applicable to the Contemplated Transactions, each of the Company, the Company Board, Oasis and the Oasis Board, as applicable, shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.

6.20 Stockholder Litigation. Each Party shall keep the other Party reasonably informed regarding any stockholder litigation against Oasis or any of its directors relating to this Agreement or the Contemplated Transactions (“Transaction Litigation”). Prior to the Closing, Oasis shall reasonably consult with and permit the Company and its Representatives to participate in consideration to the Company’s advice with respect to Transaction Litigation. Oasis shall promptly advise the Company orally and in writing of the initiation of and shall keep the Company reasonably apprised of any material developments in connection with any such Transaction Litigation.

6.21 Oasis SEC Documents. From the date of this Agreement to the Effective Time, Oasis shall timely file with the SEC all registration statements, proxy statements, Certifications, reports, schedules, exhibits, forms and other documents required to be filed by Oasis or its officers with the SEC required to be filed by it under the Exchange Act or the Securities Act (“SEC Documents”). As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each SEC Document filed by Oasis with the SEC (a) shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, and (b) shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

6.22 FIRPTA Certificate. The Company shall furnish Oasis, at or prior to Closing, with a certificate in the form and substance required under Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h) together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in form and substance reasonably acceptable to Oasis.

Section 7. Conditions Precedent to Obligations of Each Party.

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

7.1 Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn. Any material state securities laws applicable to the issuance of the shares of Oasis Common Stock constituting Merger Consideration shall have been complied with and no stop order (or similar order) shall have been issued or threatened in writing in respect of any shares of Oasis Common Stock constituting Merger Consideration by any applicable state securities commissioner or court of competent jurisdiction.

7.2 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

7.3 Stockholder Approval. (a) Oasis shall have obtained the Required Oasis Stockholder Vote and (b) the Company shall have obtained the Required Company Stockholder Vote.

7.4 Listing. The approval of the listing of the additional shares of Oasis Common Stock on Nasdaq shall have been obtained and the shares of Oasis Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

Section 8. Additional Conditions Precedent to Obligations of Oasis and Merger Sub.

The obligations of Oasis and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Oasis, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. The Company Fundamental Representations and Company Capitalization Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

8.3 Closing Certificate. Oasis shall have received a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (a) that the conditions set forth in Sections 8.1, 8.2, 8.5 and 8.7 have been duly satisfied and (b) that the information set forth in the Company Allocation Certificate delivered by the Company in accordance with Section 6.17(a) is true and accurate in all respects as of the Closing Date.

8.4 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

8.5 Company Lock-Up Agreements. The Company Lock-Up Agreements will continue to be in full force and effect as of immediately following the Effective Time.

8.6 Termination of Investor Agreements. The Investor Agreements shall have been terminated.

8.7 Funding Transaction. The Funding Transaction shall have been consummated on the terms and conditions set forth in the Funding Agreement.

Section 9. Additional Conditions Precedent to Obligation of the Company.

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

9.1 Accuracy of Representations. Each of the Oasis Fundamental Representations and Oasis Capitalization Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The representations and warranties of Oasis and Merger Sub contained in this Agreement (other than the Oasis Fundamental Representations and the Oasis Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have an Oasis Material Adverse Effect (without giving effect to any references therein to any Oasis Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Oasis Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

9.2 Performance of Covenants. Oasis and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

9.3 Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the Chief Executive Officer of Oasis confirming that (i) the conditions set forth in Sections 9.1, 9.2, and 9.4 have been duly satisfied and (ii) the information set forth in the Oasis Allocation Certificate delivered by Oasis in accordance with Section 6.17(b) is true and accurate in all respects as of the Closing Date; and

(b) written resignations in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Oasis who are not to continue as officers or directors of Oasis pursuant to Section 6.14 hereof.

9.4 No Oasis Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Oasis Material Adverse Effect.

9.5 Oasis Lock-Up Agreements. The Oasis Lock-Up Agreements will continue to be in full force and effect as of immediately following the Effective Time.

9.6 Listing. The existing shares of Oasis Common Stock shall have been continually listed on Nasdaq as of and from the date of this Agreement through the Closing Date.

9.7 Sarbanes-Oxley Certifications. Neither the principal executive officer nor the principal financial officer of Oasis shall have failed to provide, with respect to any SEC Document filed (or required to be filed) by Oasis with the SEC on or after the date of this Agreement, any necessary certification in the form required under Rule 13a-14 under the Exchange Act and 18 U.S.C. § 1350.

9.8 Charter Amendment. Oasis shall have filed the amendment to its certificate of incorporation contemplated by Section 2.4(b), and timely submitted a certified copy of the same to Nasdaq in accordance with Nasdaq’s Marketplace Rules.

9.9 Exchange Agent Agreement. Oasis shall have entered into an exchange agent agreement with the Exchange Agent pertaining to the exchange of shares of Company Capital Stock for shares of Oasis Common Stock as contemplated hereby, including a form of letter of transmittal, in form and substance reasonably satisfactory to the Company.

9.10 Tax Opinion. The Company shall have received an opinion from Morrison & Foerster LLP (or if Morrison & Foerster LLP is unable to issue such an opinion, from another nationally recognized law firm proposed by Oasis that is reasonably acceptable to the Company (“Company’s Replacement Counsel”)), in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 9.10, Morrison & Foerster LLP (or Company’s Replacement Counsel) shall have received and may rely upon the Oasis Tax Certificate and the Company Tax Certificate and such other information reasonably requested by and provided to it by Oasis or the Company for purposes of rendering such opinion.

Section 10. Termination.

10.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Oasis Stockholder Matters by Oasis’s stockholders, unless otherwise specified below):

(a) by mutual written consent of Oasis and the Company;

(b) by either Oasis or the Company if the Merger shall not have been consummated by January 28, 2021 (subject to possible extension as provided in this Section 10.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to the Company or Oasis if such Party’s (or, in the case of Oasis, Merger Sub’s) action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided, further, however, that, in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is 60 days prior to the End Date, then either the Company or Oasis shall be entitled to extend the End Date for an additional 60 days;

(c) by either Oasis or the Company if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d) by Oasis if the Required Company Stockholder Vote shall not have been obtained within five (5) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Company Stockholder Vote has been obtained, Oasis may not terminate this Agreement pursuant to this Section 10.1(d);

(e) by either Oasis or the Company if (i) the Oasis Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Oasis’s stockholders shall have taken a final vote on the Oasis Stockholder Matters and (ii) the Oasis Stockholder Matters shall not have been approved at the Oasis Stockholder Meeting (or at any adjournment or postponement thereof) by the Required Oasis Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to Oasis where the failure to obtain the Required Oasis Stockholder Vote shall have been caused by the action or failure to act of Oasis and such action or failure to act constitutes a material breach by Oasis of this Agreement;

(f) by the Company (at any time prior to the approval of the Oasis Stockholder Matters by the Required Oasis Stockholder Vote) if an Oasis Triggering Event shall have occurred;

(g) by Oasis (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred;

(h) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Oasis or Merger Sub or if any representation or warranty of Oasis or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Oasis’s or Merger Sub’s representations and warranties or breach by Oasis or Merger Sub is curable by Oasis or Merger Sub, then this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from the Company to Oasis or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) and (ii) Oasis or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Oasis or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy if such breach by Oasis or Merger Sub is cured prior to such termination becoming effective);

(i) by Oasis, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Oasis is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then this Agreement shall not terminate pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from Oasis to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Oasis to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);

(j) by Oasis (at any time prior to the approval of the Oasis Stockholder Matters by the Required Oasis Stockholder Vote) and following compliance with all of the requirements set forth in the proviso to this Section 10.1(j), upon the Oasis Board authorizing Oasis to enter into a Permitted Alternative Agreement; provided, however, that Oasis shall not enter into any Permitted Alternative Agreement unless: (i) the Company shall have received written notice from Oasis of Oasis’s intention to enter into such Permitted Alternative Agreement at least five (5) Business Days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) Oasis shall have complied in all material respects with its obligations under Section 5.4 and Section 6.3, (iii) the Oasis Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law and (iv) Oasis shall concurrently pay to the Company the Company Termination Fee in accordance with Section 10.3(c); or

(k) by the Company (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote) and following compliance with all of the requirements set forth in the proviso to this Section 10.1(k), upon the Company Board authorizing the Company to enter into a Permitted Alternative Agreement; provided, however, that the Company shall not enter into any Permitted Alternative Agreement unless: (i) Oasis shall have received written notice from the Company of the Company’s intention to enter into such Permitted Alternative Agreement at least five (5) Business Days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) the Company shall have complied in all material respects with its obligations under Section 5.4 and Section 6.2, (iii) the Company Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law and (iv) the Company shall concurrently pay to Oasis the Oasis Termination Fee in accordance with Section 10.3(e).

The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

10.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 10.2, Section 10.3, and Section 11 (and the related definitions of the defined terms in such sections) shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 10.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

10.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 10.3 and Section 6.11 all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated provided, however, that Oasis and the Company shall also share equally all fees and expenses incurred in relation to the printing and filing with the SEC of the Registration

Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC.

(b) If (i) this Agreement is terminated by Oasis or the Company pursuant to Section 10.1(b) or Section 10.1(e) or by the Company pursuant to Section 10.1(h), (ii) at any time after the date of this Agreement and prior to such termination an Acquisition Proposal with respect to Oasis shall have been publicly announced, disclosed or otherwise communicated to the Oasis Board and (iii) within twelve (12) months after the date of such termination, Oasis enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Oasis shall pay to the Company, within five (5) Business Days after termination (or, if applicable, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $6,100,000 (the “Company Termination Fee”).

(c) If this Agreement is terminated (i) by the Company pursuant to Section 10.1(f) (or, at the time this Agreement is terminated, the Company had the right to terminate this Agreement pursuant to Section 10.1(f)), then Oasis shall pay to the Company, within five (5) Business Days of such termination, the Company Termination Fee or (ii) by Oasis pursuant to Section 10.1(j), then Oasis shall pay to the Company, concurrent with such termination, the Company Termination Fee.

(d) If (i) this Agreement is terminated by Oasis or the Company pursuant to Section 10.1(b) or by Oasis pursuant to Section 10.1(d) or Section 10.1(i), (ii) at any time after the date of this Agreement and before obtaining the Required Company Stockholder Vote an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board and (iii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then the Company shall pay to Oasis, within five (5) Business Days after termination (or, if applicable, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $6,100,000 (the “Oasis Termination Fee”).

(e) If this Agreement is terminated (i) by Oasis pursuant to Section 10.1(g) (or, at the time this Agreement is terminated, Oasis had the right to terminate this Agreement pursuant to Section 10.1(g)), then the Company shall pay to Oasis, within five (5) Business Days of such termination, the Oasis Termination Fee or (ii) by the Company pursuant to Section 10.1(k), then the Company shall pay to Oasis, concurrent with such termination, the Oasis Termination Fee.

(f) If this Agreement is terminated by the Company pursuant to Section 10.1(f) or Section 10.1(h), by Oasis pursuant to Section 10.1(j) or by either party pursuant to Section 10.1(e) (other than in circumstances in which the Company Termination Fee is payable by Oasis pursuant to Section 10.3(b)), Oasis shall, in addition to any applicable required payment of the Company Termination Fee, reimburse the Company for all reasonable out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions, up to a maximum of $1,000,000, by wire transfer of same-day funds within five (5) Business Days following the date on which the Company submits to Oasis true and correct copies of reasonable documentation supporting such expenses.

(g) If this Agreement is terminated by Oasis pursuant to Section 10.1(d) (other than in circumstances in which the Oasis Termination Fee is payable by the Company pursuant to Section 10.3(d)), Section 10.1(g), Section 10.1(i) or by the Company pursuant to Section 10.1(k), the Company shall, in addition to any applicable required payment of the Oasis Termination Fee, reimburse Oasis for all reasonable out-of-pocket fees and expenses incurred by Oasis in connection with this Agreement and the Contemplated Transactions, up to a maximum of $1,000,000, by wire transfer of same-day funds within ten (5) Business Days following the date on which Oasis submits to the Company true and correct copies of reasonable documentation supporting such expenses.

(h) If either Party fails to pay when due any amount payable by it under this Section 10.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 10.3 and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.

(i) The Parties agree that, subject to Section 10.2, the payment of the fees and expenses set forth in this Section 10.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 10.3, it being understood that in no event shall either Oasis or the Company be required to pay the individual fees or damages payable pursuant to this Section 10.3 on more than one occasion. Subject to Section 10.2, following the payment of the fees and expenses set forth in this Section 10.3 by a Party, (i) such Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 10.3 are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 10.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable; provided, however, that nothing in this Section 10.3(h) shall limit the rights of the Parties under Section 11.10.

Section 11. Miscellaneous Provisions.

11.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Oasis and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 11 shall survive the Effective Time.

11.2 Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Sub and Oasis at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after obtaining the Required Oasis Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Oasis.

11.3 Waiver.

(a) Any provision hereof may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

11.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.8 of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

11.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

11.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Oasis or Merger Sub:

resTORbio, Inc.

500 Boylston Street, 13th Floor

Boston, Massachusetts 02116

Attention: Chief Executive Officer

Email: cschor@restorbio.com

with a copy to (which shall not constitute notice):

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

Attention: Mitchell S. Bloom, Danielle M. Lauzon, Andrew H. Goodman

Email: mbloom@goodwinlaw.com, dlauzon@goodwinlaw.com, agoodman@goodwinlaw.com if to the Company:

Adicet Bio, Inc.

200 Construction Drive

Menlo Park, California 94025

Attention: Chief Executive Officer

Email: asinghal@adicetbio.com

with a copy to (which shall not constitute notice):

Morrison & Foerster LLP

12531 High Bluff Drive, Suite 100

San Diego, CA 92011

Attention: James M. Krenn and John A. de Groot

Email: jkrenn@mofo.com, jdegroot@mofo.com

11.8 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

11.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

11.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

11.11 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 6.9) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

RESTORBIO, INC.

By:	/s/ Chen Schor

Name:	Chen Schor

Title:	Chief Executive Officer

PROJECT OASIS MERGER SUB, INC.

By:	/s/ Chen Schor

Name:	Chen Schor

Title:	President

ADICET BIO, INC.

By:	/s/ Anil Singhal

Name:	Anil Singhal, Ph.D.

Title:	Chief Executive Officer

EXHIBIT A

Form of Oasis Stockholder Support Agreement

RESTORBIO, INC.

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”), dated as of April     , 2020, is made by and among resTORbio, Inc., a Delaware corporation (“Oasis”), Adicet Bio, Inc., a Delaware corporation (the “Company”), and the undersigned holders (each a “Stockholder”) of shares of capital stock (the “Shares”) of Oasis.

WHEREAS, Oasis, Project Oasis Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Oasis (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger, dated of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”);

WHEREAS, each Stockholder beneficially owns and has sole or shared voting power with respect to the number of Shares, and holds Oasis Options and/or Oasis Restricted Stock Units to acquire the number of Shares indicated opposite such Stockholder’s name on Schedule 1 attached hereto;

WHEREAS, as an inducement and a condition to the willingness of the Company to enter into the Merger Agreement, each Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, the Company’s entering into the Merger Agreement, each Stockholder, Oasis and the Company agree as follows:

1. Agreement to Vote Shares. Each Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the stockholders of Oasis or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of Oasis, with respect to the Merger, the Merger Agreement or any Acquisition Proposal, such Stockholder shall:

(a) appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum;

(b) from and after the date hereof until the Expiration Date, vote (or cause to be voted), or deliver a written consent (or cause a written consent to be delivered) covering all of the Shares and any New Shares that Stockholder shall be entitled to so vote: (i) in favor of (A) adoption and approval of the issuance of the shares of Oasis Common Stock by virtue of the Merger and (B) the adoption of the Merger Agreement and approval of the Merger and any matter that could reasonably be expected to facilitate the Merger and the Contemplated Transactions; (ii) against any action or agreement that, to the knowledge of Stockholder, would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Oasis or any of its Subsidiaries or Affiliates under the Merger Agreement that would reasonably be expected to result in any of the conditions to Oasis’s or any of its Subsidiaries’ or Affiliates’ obligations under the Merger Agreement not being fulfilled; (iii) against any Acquisition Proposal, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and all of the other Contemplated Transactions; and (iv) to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held. Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Section 10 thereof or otherwise, or (c) the mutual written agreement of the parties to terminate this Agreement.

3. Additional Purchases. Each Stockholder agrees that any shares of capital stock or other equity securities of Oasis that such Stockholder purchases or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution of this Agreement and prior to the Expiration

Date, whether by the exercise of any Oasis Options, settlement of Oasis Restricted Stock Units or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

4. Agreement to Retain Shares. From and after the date hereof until the Expiration Date, each Stockholder shall not, directly or indirectly, (a) sell, assign, transfer, tender, or otherwise dispose of (including, without limitation, by the creation of any Liens (as defined in Section 5(c) below)) any Shares or any New Shares acquired, (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto (other than this Agreement), (c) enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Liens) any Shares or New Shares, or (d) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder’s obligations under this Agreement. Notwithstanding the foregoing, each Stockholder may make (1) transfers by will or by operation of Law or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee, (2) with respect to such Stockholder’s Oasis Options which expire on or prior to the Expiration Date, transfers, sale, or other disposition of Shares to Oasis as payment for the (i) exercise price of such Stockholder’s Oasis Options and (ii) taxes applicable to the exercise of such Stockholder’s Oasis Options, (3) with respect to Stockholder’s Oasis Restricted Stock Units, (i) transfers for the net settlement of Stockholder’s Oasis Restricted Stock Units settled in Shares (to pay any tax withholding obligations) or (ii) transfers for receipt upon settlement of such Stockholder’s Oasis Restricted Stock Units, and the sale of a sufficient number of such Shares acquired upon settlement of such securities as would generate sales proceeds sufficient to pay the aggregate taxes payable by such Stockholder as a result of such settlement, (4) if Stockholder is a partnership or limited liability company, a transfer to one or more partners or members of Stockholder or to an Affiliated corporation, trust or other Entity under common control with Stockholder, or if Stockholder is a trust, a transfer to a beneficiary, provided that in each such case the applicable transferee has signed a voting agreement in substantially the form hereof, (5) transfers to another holder of the capital stock of the Company that has signed a voting agreement in substantially the form hereof, and (6) transfers, sales or other dispositions as the Company may otherwise agree in writing in its sole discretion. If any voluntary or involuntary transfer of any Shares covered hereby shall occur (including a transfer or disposition permitted by Section 4(1) through Section 4(6), sale by a Stockholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee is not a Stockholder and has not executed a counterpart hereof or joinder hereto.

5. Representations and Warranties of Stockholder. Each Stockholder hereby, severally but not jointly, represents and warrants to Oasis and the Company as follows:

(a) If such Stockholder is an Entity: (i) such Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted, (ii) such Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, and (iii) the execution and delivery of this Agreement, performance of such Stockholder’s obligations hereunder and the consummation of the transactions contemplated hereby by such Stockholder have been duly authorized by all necessary action on the part of such Stockholder and no other proceedings on the part of such Stockholder are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. If such Stockholder is an individual, such Stockholder has the legal capacity to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby;

(b) this Agreement has been duly executed and delivered by or on behalf of such Stockholder and, to such Stockholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of the Company and Oasis, constitutes a valid and binding agreement with respect to such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of Law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally;

(c) such Stockholder beneficially owns the number of Shares indicated opposite such Stockholder’s name on Schedule 1, and will own any New Shares, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares or New Shares and none of the Shares or New Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares or the New Shares, except as contemplated by this Agreement;

(d) to the knowledge of such Stockholder, the execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of his, her or its obligations hereunder and the compliance by such Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Shares or New Shares pursuant to, any agreement, instrument, note, bond, mortgage, Contract, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which such Stockholder is a party or by which such Stockholder is bound, or any Law, statute, rule or regulation to which such Stockholder is subject or, in the event that such Stockholder is a corporation, partnership, trust or other Entity, any bylaw or other Organizational Document of such Stockholder; except for any of the foregoing as would not reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(e) the execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or regulatory authority by such Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(f) no investment banker, broker, finder or other intermediary is entitled to a fee or commission from Oasis or the Company in respect of this Agreement based upon any Contract made by or on behalf of such Stockholder; and

(g) as of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of such Stockholder, threatened against such Stockholder that would reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect.

6. Irrevocable Proxy. Subject to the penultimate sentence of this Section 6, by execution of this Agreement, each Stockholder does hereby appoint the Company and any of its designees with full power of substitution and resubstitution, as such Stockholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of such Stockholder’s rights with respect to the Shares, to vote and exercise all voting and related rights, including the right to sign such Stockholder’s name (solely in its capacity as a stockholder) to any Stockholder consent, if Stockholder is unable to perform or otherwise does not perform his, her or its obligations under this Agreement, with respect to such Shares solely with respect to the matters set forth in Section 1 hereof. Each Stockholder intends this proxy to be irrevocable and coupled with an interest hereunder until the Expiration Date, hereby revokes any proxy previously granted by such Stockholder with respect to the Shares and represents that none of such previously-granted proxies are irrevocable. The irrevocably proxy and power of attorney granted herein shall survive the death or incapacity of such Stockholder and the obligations of such Stockholder shall be binding on such Stockholder’s heirs, personal representatives, successors, transferees and assigns. Each Stockholder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Shares with respect to the matters set forth in Section 1 until after the Expiration Date. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date.

7. No Solicitation. From and after the date hereof until the Expiration Date, each Stockholder shall not (a) initiate, solicit, seek or knowingly encourage or support any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, an Acquisition Proposal regarding Oasis, (b) engage or participate in, or knowingly facilitate, any discussions or negotiations regarding any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, an Acquisition Proposal regarding Oasis, (c) furnish to any Person other than the Company any non-public information that could reasonably be expected to be used for the purposes of formulating any Acquisition Proposal regarding Oasis, (d) enter into any letter of intent, agreement in principle or other similar type of agreement relating to an Acquisition Proposal regarding Oasis, or enter into any agreement or agreement in principle requiring Oasis to abandon, terminate or fail to consummate the transactions contemplated hereby, (e) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (f) initiate a stockholders’ vote or action by consent of the Oasis’s stockholders with respect to an Acquisition Proposal regarding Oasis, (g) except by reason of this Agreement, become a member of a “group” (as such term is defined in Section 13(d) of the Exchange Act) with respect to any voting securities of Oasis that takes any action in support of an Acquisition Proposal regarding Oasis or (h) propose or agree to do any of the foregoing. In the event that such Stockholder is a corporation, partnership, trust or other Entity, it shall not permit any of its Subsidiaries or Affiliates to, nor shall it authorize any officer, director or representative of such Stockholder, or any of its Subsidiaries or Affiliates to, undertake any of the actions contemplated by this Section 7.

8. Waiver of Appraisal Rights; No Legal Actions.

(a) Each Stockholder hereby waives, and agrees not to exercise or assert, any appraisal rights under applicable Law, including Section 262 of the DGCL, in connection with the Merger.

(b) Each Stockholder will not in its capacity as a stockholder of Oasis bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by such Stockholder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Oasis Board, constitutes a breach of any fiduciary duty of the Oasis Board or any member thereof.

9. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof without the need of posting bond in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

10. Directors and Officers. This Agreement shall apply to each Stockholder solely in such Stockholder’s capacity as a stockholder of Oasis and/or holder of Oasis Options and/or Oasis Restricted Stock Units and not in such Stockholder’s capacity as a director, officer or employee of Oasis or any of its Subsidiaries or in such Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Stockholder to attempt

to) limit or restrict a director and/or officer of Oasis in the exercise of his or her fiduciary duties consistent with the terms of the Merger Agreement as a director and/or officer of Oasis or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of Oasis or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

11. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to such Stockholder, and the Company does not have authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of Oasis or exercise any power or authority to direct such Stockholder in the voting of any of the Shares, except as otherwise provided herein.

12. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, nothing set forth in this Section 12 or elsewhere in this Agreement shall relieve any party from liability for any fraud or for any willful and material breach of this Agreement prior to termination hereof.

13. Further Assurances. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Oasis may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Contemplated Transactions.

14. Disclosure. Each Stockholder hereby agrees that Oasis and the Company may publish and disclose in the Registration Statement, any prospectus filed with any regulatory authority in connection with the Merger and any related documents filed with such regulatory authority and as otherwise required by Law, such Stockholder’s identity and ownership of Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Registration Statement or prospectus or in any other filing made by Oasis or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Merger, all subject to prior review and an opportunity to comment by Stockholder’s counsel. Prior to the Closing, each Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication that criticizes or disparages this Agreement or the Merger Agreement or any of the Contemplated Transactions, without the prior written consent of Oasis and the Company, provided that the foregoing shall not limit or affect any actions taken by such Stockholder (or any affiliated officer or director of such Stockholder) that would be permitted to be taken by such Stockholder, Oasis or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not effect any actions of Stockholder the prohibition of which would be prohibited under applicable Law.

15. Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), by facsimile transmission (providing confirmation of transmission) or by electronic transmission (providing confirmation of transmission) to the Company or Oasis, as the case may be, in accordance with Section 11.7 of the Merger Agreement and to each Stockholder at his, her or its address or email address (providing confirmation of transmission) set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

16. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

17. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties hereto, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

18. No Waivers. No waivers of any breach of this Agreement extended by the Company or Oasis to such Stockholder shall be construed as a waiver of any rights or remedies of the Company or Oasis, as applicable, with respect to any other stockholder of Oasis who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of Stockholder or any other such stockholder of Oasis. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

19. Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the state of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. In any action or Legal Proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the state of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or Legal Proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 19, (iii) waives any objection to laying venue in any such action or Legal Proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (v) agrees that service of process upon such party in any such action or Legal Proceeding shall be effective if notice is given in accordance with Section 15 of this Agreement.

20. Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or Legal Proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

21. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Oasis Board has approved, for purposes of any applicable anti-takeover Laws and regulations and any applicable provision of the certificate of incorporation of Oasis, the Merger Agreement and the Contemplated Transactions, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

22. Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission via “.pdf” shall be sufficient to bind the parties to the terms and conditions of this Agreement.

23. Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed on behalf of each party hereto; provided, however, that the rights or obligations of any Stockholder may be waived, amended or otherwise modified in a writing signed by Oasis, the Company and such Stockholder.

24. Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

25. Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (i) it has read and fully understood this Agreement and the implications and consequences thereof; (ii) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (iii) it is fully aware of the legal and binding effect of this Agreement.

26. Definition of Merger Agreement. For purposes of this Agreement, the term “Merger Agreement” may include such agreement as amended or modified as long as such amendments or modifications (a) do not (i) change the form of consideration, (ii) change the Exchange Ratio in a manner adverse to such Stockholder or (iii) extend the End Date past January 28, 2021 (other than any extension provided for in Section 10.1(b) of the Merger Agreement with respect to the Registration Statement), or (b) have been agreed to in writing by such Stockholder.

27. Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” and “Schedules” are intended to refer to Sections of this Agreement and Schedules to this Agreement, respectively.

(e) The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

EXECUTED as of the date first above written.

[STOCKHOLDER]

Signature:

Signature Page to Support Agreement

EXECUTED as of the date first above written.

RESTORBIO, INC.

By:
Name:	Chen Schor
Title:	Chief Executive Officer

ADICET BIO, INC.

By:
Name:	Anil Singhal, Ph.D.
Title:	Chief Executive Officer

Signature Page to Support Agreement

EXHIBIT B

Form of Company Stockholder Support Agreement

ADICET BIO, INC.

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”), dated as of April     , 2020, is made by and among resTORbio, Inc., a Delaware corporation (“Oasis”), Adicet Bio, Inc., a Delaware corporation (the “Company”), and the undersigned holders (each a “Stockholder”) of shares of capital stock (the “Shares”) of the Company.

WHEREAS, Oasis, Project Oasis Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Oasis (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger, dated of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”);

WHEREAS, each Stockholder beneficially owns and has sole or shared voting power with respect to the number of Shares, and holds Company Options and/or Company Warrants to acquire the number of Shares indicated opposite such Stockholder’s name on Schedule 1 attached hereto;

WHEREAS, as an inducement and a condition to the willingness of Oasis to enter into the Merger Agreement, each Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, Oasis entering into the Merger Agreement, each Stockholder, Oasis and the Company agree as follows:

1. Agreement to Vote Shares. Each Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the stockholders of the Company or any adjournment or postponement thereof, or in connection with any written consent of the stockholders (or any class or series of stockholders, as applicable) of the Company, with respect to the Merger, the Merger Agreement or any Acquisition Proposal, such Stockholder shall:

(a) appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum;

(b) from and after the date hereof until the Expiration Date, vote (or cause to be voted), or deliver a written consent (or cause a written consent to be delivered) covering all of the Shares and any New Shares that Stockholder shall be entitled to so vote: (i) in favor of the adoption of the Merger Agreement and approval of the Merger and any matter that could reasonably be expected to facilitate the Merger and the Contemplated Transactions; (ii) against any action or agreement that, to the knowledge of Stockholder, would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company or any of its Subsidiaries or Affiliates under the Merger Agreement that would reasonably be expected to result in any of the conditions to the Company’s or any of its Subsidiaries’ or Affiliates’ obligations under the Merger Agreement not being fulfilled; (iii) against any Acquisition Proposal, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and all of the other Contemplated Transactions; (iv) to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held; and (v) where applicable, in favor of an election to convert all of the Company Preferred Stock held by Stockholder into Company Common Stock. Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Section 10 thereof or otherwise, or (c) the mutual written agreement of the parties to terminate this Agreement.

3. Additional Purchases. Each Stockholder agrees that any shares of capital stock or other equity securities of the Company that such Stockholder purchases or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any Company Options, Company Warrants or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

4. Agreement to Retain Shares. From and after the date hereof until the Expiration Date, each Stockholder shall not, directly or indirectly, (a) sell, assign, transfer, tender, or otherwise dispose of (including, without limitation, by the creation of any Liens (as defined in Section 5(c) below)) any Shares or any New Shares acquired, (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto (other than this Agreement), (c) enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Liens) any Shares or New Shares, or (d) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder’s obligations under this Agreement. Notwithstanding the foregoing, each Stockholder may make (1) transfers by will or by operation of Law or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee, (2) with respect to such Stockholder’s Company Options which expire on or prior to the Expiration Date, transfers, sale, or other disposition of Shares to the Company as payment for the (i) exercise price of such Stockholder’s Company Options and (ii) taxes applicable to the exercise of such Stockholder’s Company Options, (3) if such Stockholder is a partnership or limited liability company, a transfer to one or more partners or members of such Stockholder or to an Affiliated corporation, trust or other Entity under common control with such Stockholder, or if such Stockholder is a trust, a transfer to a beneficiary, provided that in each such case the applicable transferee has signed a voting agreement in substantially the form hereof, (4) transfers to another holder of the capital stock of the Company that has signed a voting agreement in substantially the form hereof and (5) transfers, sales or other dispositions as Oasis may otherwise agree in writing in its sole discretion. If any voluntary or involuntary transfer of any Shares covered hereby shall occur (including a transfer or disposition permitted by Section 4(1) through Section 4(5), sale by a Stockholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee is not a Stockholder and has not executed a counterpart hereof or joinder hereto.

5. Representations and Warranties of Stockholder. Each Stockholder hereby, severally but not jointly, represents and warrants to Oasis and the Company as follows:

(a) If such Stockholder is an Entity: (i) such Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted, (ii) such Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, and (iii) the execution and delivery of this Agreement, performance of such Stockholder’s obligations hereunder and the consummation of the transactions contemplated hereby by such Stockholder have been duly authorized by all necessary action on the part of such Stockholder and no other proceedings on the part of such Stockholder are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. If such Stockholder is an individual, such Stockholder has the legal capacity to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby;

(b) this Agreement has been duly executed and delivered by or on behalf of such Stockholder and, to such Stockholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of the Company and Oasis, constitutes a valid and binding agreement with respect to such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of Law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally;

(c) such Stockholder beneficially owns the number of Shares indicated opposite such Stockholder’s name on Schedule 1, and will own any New Shares, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares or New Shares and none of the Shares or New Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares or the New Shares, except as contemplated by this Agreement or under the Investor Agreements;

(d) to the knowledge of such Stockholder, the execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of his, her or its obligations hereunder and the compliance by such Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Shares or New Shares pursuant to, any agreement, instrument, note, bond, mortgage, Contract, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which such Stockholder is a party or by which such Stockholder is bound, or any Law, statute, rule or regulation to which such Stockholder is subject or, in the event that such Stockholder is a corporation, partnership, trust or other Entity, any bylaw or other Organizational Document of such Stockholder; except for any of the foregoing as would not reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(e) the execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or regulatory authority by such Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(f) no investment banker, broker, finder or other intermediary is entitled to a fee or commission from Oasis or the Company in respect of this Agreement based upon any Contract made by or on behalf of such Stockholder; and

(g) as of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of such Stockholder, threatened against such Stockholder that would reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect.

6. Irrevocable Proxy. Subject to the penultimate sentence of this Section 6, by execution of this Agreement, each Stockholder does hereby appoint Oasis and any of its designees with full power of substitution and resubstitution, as such Stockholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of such Stockholder’s rights with respect to the Shares, to vote and exercise all voting and related rights, including the right to sign such Stockholder’s name (solely in its capacity as a stockholder) to any Stockholder consent, if Stockholder is unable to perform or otherwise does not perform his, her or its obligations under this Agreement, with respect to such Shares solely with respect to the matters set forth in Section 1 hereof. Each Stockholder intends this proxy to be irrevocable and coupled with an interest hereunder until the Expiration Date, hereby revokes any proxy previously granted by such Stockholder with respect to the Shares and represents that none of such previously-granted proxies are irrevocable. The irrevocably proxy and power of attorney granted herein shall survive the death or incapacity of such Stockholder and the obligations of such Stockholder shall be binding on such Stockholder’s heirs, personal representatives, successors, transferees and assigns. Each Stockholder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Shares with respect to the matters set forth in Section 1 until after the Expiration Date. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date.

7. No Solicitation. From and after the date hereof until the Expiration Date, each Stockholder shall not (a) initiate, solicit, seek or knowingly encourage or support any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, an Acquisition Proposal regarding the Company, (b) engage or participate in, or knowingly facilitate, any discussions or negotiations regarding any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, an Acquisition Proposal regarding the Company, (c) furnish to any Person other than the Company any non-public information that could reasonably be expected to be used for the purposes of formulating any Acquisition Proposal regarding the Company, (d) enter into any letter of intent, agreement in principle or other similar type of agreement relating to an Acquisition Proposal regarding the Company, or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby, (e) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (f) initiate a stockholders’ vote or action by consent of the Company’s stockholders with respect to an Acquisition Proposal regarding the Company, (g) except by reason of this Agreement, become a member of a “group” (as such term is defined in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company that takes any action in support of an Acquisition Proposal regarding the Company or (h) propose or agree to do any of the foregoing. In the event that such Stockholder is a corporation, partnership, trust or other Entity, it shall not permit any of its Subsidiaries or Affiliates to, nor shall it authorize any officer, director or representative of such Stockholder, or any of its Subsidiaries or Affiliates to, undertake any of the actions contemplated by this Section 7.

8. Waiver of Appraisal Rights; No Legal Actions.

(a) Each Stockholder hereby waives, and agrees not to exercise or assert, any appraisal rights under applicable Law, including Section 262 of the DGCL, in connection with the Merger.

(b) Each Stockholder will not in its capacity as a stockholder of the Company bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by such Stockholder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Company Board, constitutes a breach of any fiduciary duty of the Company Board or any member thereof.

9. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof without the need of posting bond in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

10. Directors and Officers. This Agreement shall apply to each Stockholder solely in such Stockholder’s capacity as a stockholder of the Company, and/or holder of Company Options and/or Company Warrants and not in such Stockholder’s capacity as a director, officer or employee of the Company or any of its Subsidiaries or in such Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Stockholder to attempt

to) limit or restrict a director and/or officer of the Company in the exercise of his or her fiduciary duties consistent with the terms of the Merger Agreement as a director and/or officer of the Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of the Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

11. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Oasis any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to such Stockholder, and Oasis does not have authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct such Stockholder in the voting of any of the Shares, except as otherwise provided herein.

12. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, nothing set forth in this Section 12 or elsewhere in this Agreement shall relieve any party from liability for any fraud or for any willful and material breach of this Agreement prior to termination hereof.

13. Further Assurances. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Oasis may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Contemplated Transactions.

14. Disclosure. Each Stockholder hereby agrees that Oasis and the Company may publish and disclose in the Registration Statement, any prospectus filed with any regulatory authority in connection with the Merger and any related documents filed with such regulatory authority and as otherwise required by Law, such Stockholder’s identity and ownership of Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Registration Statement or prospectus or in any other filing made by Oasis or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Merger, all subject to prior review and an opportunity to comment by Stockholder’s counsel. Prior to the Closing, each Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication that criticizes or disparages this Agreement or the Merger Agreement or any of the Contemplated Transactions, without the prior written consent of Oasis and the Company, provided that the foregoing shall not limit or affect any actions taken by such Stockholder (or any affiliated officer or director of such Stockholder) that would be permitted to be taken by such Stockholder, Oasis or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not effect any actions of any Stockholder the prohibition of which would be prohibited under applicable Law.

15. Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), by facsimile transmission (providing confirmation of transmission) or by electronic transmission (providing confirmation of transmission) to the Company or Oasis, as the case may be, in accordance with Section 11.7 of the Merger Agreement and to each Stockholder at his, her or its address or email address (providing confirmation of transmission) set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

16. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

17. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties hereto, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

18. No Waivers. No waivers of any breach of this Agreement extended by the Company or Oasis to such Stockholder shall be construed as a waiver of any rights or remedies of the Company or Oasis, as applicable, with respect to any other stockholder of the Company who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of Stockholder or any other such stockholder of the Company. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

19. Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the state of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. In any action or Legal Proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the state of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or Legal Proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 19, (iii) waives any objection to laying venue in any such action or Legal Proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (v) agrees that service of process upon such party in any such action or Legal Proceeding shall be effective if notice is given in accordance with Section 15 of this Agreement.

20. Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or Legal Proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

21. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Company Board has approved, for purposes of any applicable anti-takeover Laws and regulations and any applicable provision of the certificate of incorporation of the Company, the Merger Agreement and the Contemplated Transactions, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

22. Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission via “.pdf” shall be sufficient to bind the parties to the terms and conditions of this Agreement.

23. Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed on behalf of each party hereto; provided, however, that the rights or obligations of any Stockholder may be waived, amended or otherwise modified in a writing signed by Oasis, the Company and such Stockholder.

24. Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

25. Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (i) it has read and fully understood this Agreement and the implications and consequences thereof; (ii) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (iii) it is fully aware of the legal and binding effect of this Agreement.

26. Definition of Merger Agreement. For purposes of this Agreement, the term “Merger Agreement” may include such agreement as amended or modified as long as such amendments or modifications (a) do not (i) change the form of consideration, (ii) change the Exchange Ratio in a manner adverse to such Stockholder or (iii) extend the End Date past January 28, 2021 (other than any extension provided for in Section 10.1(b) of the Merger Agreement with respect to the Registration Statement), or (b) have been agreed to in writing by such Stockholder.

27. Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” and “Schedules” are intended to refer to Sections of this Agreement and Schedules to this Agreement, respectively.

(e) The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of Page has Intentionally Been Left Blank]

EXECUTED as of the date first above written.

[STOCKHOLDER]

By:
Name:
Title:

Signature Page to Support Agreement

EXECUTED as of the date first above written.

ADICET BIO, INC.

By:
Name:
Title:

RESTORBIO, INC.

By:
Name:
Title:

Signature Page to Support Agreement

EXHIBIT C

Form of Lock-Up Agreement

LOCK-UP AGREEMENT

April     , 2020

resTORbio, Inc.

500 Boylston Street, 13th Floor

Boston, Massachusetts 02116

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that resTORbio, Inc., a Delaware corporation (“Oasis”), has entered into an Agreement and Plan of Merger, dated as of April     , 2020 (as the same may be amended from time to time, the “Merger Agreement”) with Project Oasis Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Oasis, and Adicet Bio, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to each of the parties to enter into the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Oasis and, solely prior to the Closing, the Company, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(i)

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Oasis Common Stock or any securities convertible into or exercisable or exchangeable for Oasis Common Stock (including without limitation, Oasis Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities of Oasis which may be issued upon exercise of an option to purchase Oasis Common Stock or warrant or settlement of an Oasis Restricted Stock Unit) that are currently or hereafter owned by the undersigned (collectively, the “Undersigned’s Shares”), or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition;

(ii)

enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of Oasis Common Stock or other securities, in cash or otherwise; or

(iii)

make any demand for, or exercise any right with respect to, the registration of any shares of Oasis Common Stock or any security convertible into or exercisable or exchangeable for Oasis Common Stock (other than such rights set forth in the Merger Agreement).

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a)	transfers of the Undersigned’s Shares:

(i)

if the undersigned is a natural person, (A) to any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any such Family Member(s);

(ii)

if the undersigned is a corporation, partnership or other Entity, (A) to another corporation, partnership, or other Entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities under common control or management with the undersigned, (B) as a distribution or dividend to equity holders, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution or (D) transfers or dispositions not involving a change in beneficial ownership; or

(iii)	if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Oasis a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Oasis Common Stock or such other securities that have been so transferred or distributed;

(b) the exercise of an option to purchase Oasis Common Stock (including a net or cashless exercise of an option to purchase Oasis Common Stock), and any related transfer of shares of Oasis Common Stock to Oasis for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Oasis Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c) the disposition (including a forfeiture or repurchase) to Oasis of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement;

(d) transfers to Oasis in connection with the net settlement of any restricted stock unit or other equity award that represents the right to receive in the future shares of Oasis Common Stock settled in Oasis Common Stock to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of Oasis Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(e) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Oasis Common Stock; provided that such plan does not provide for any transfers of Oasis Common Stock during the Restricted Period;

(f) transfers by the undersigned of shares of Oasis Common Stock purchased by the undersigned on the open market, in a public offering by Oasis, or in the Funding Transaction, in each case following the Closing Date;

(g) pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Oasis’ capital stock involving a change of control of Oasis, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement; or

(h) pursuant to an order of a court or regulatory agency;

and provided, further, that, with respect to each of (a), (b), (c), (d) and (e) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition during the Restricted Period (other than (i) any exit filings that may be required under applicable federal and state securities Laws or (ii) in respect of a required filing under the Exchange Act in connection with the exercise of an option to purchase Oasis Common Stock or in connection with the net settlement of any restricted stock unit or other equity award that represents the right to receive in the future shares of Oasis Common Stock settled in Oasis Common Stock that would otherwise expire during the Restricted Period, provided that reasonable notice shall be provided to Oasis prior to any such filing).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Oasis. In furtherance of the foregoing, the undersigned agrees that Oasis and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Oasis may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Oasis Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the Merger Agreement is terminated for any reason, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that Oasis and the Company are proceeding with the Contemplated Transactions in reliance upon this Lock-Up Agreement.

Any and all remedies herein expressly conferred upon Oasis or the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Oasis or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage would occur to Oasis and/or the Company in the event that any provision of this Lock-Up Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Oasis and the Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Oasis or the Company is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Oasis or the Company with respect thereto.

In the event that any holder of Oasis’ securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Oasis to sell or otherwise transfer or dispose of shares of Oasis Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder, the same percentage of shares of Oasis Common Stock held by the undersigned shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Oasis to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders shares of Oasis Common Stock in an aggregate amount in excess of 1% of the number of shares of Oasis Common Stock originally subject to a substantially similar agreement.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Oasis will cooperate with the undersigned to facilitate the timely preparation and delivery of certificates representing the Undersigned Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.

This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the Laws of the state of Delaware, without regard to the conflict of Laws principles thereof.

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Oasis, the Company and the undersigned by facsimile or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

(Signature Page Follows)

Very truly yours,

Print Name of Stockholder:	[ ]

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:

Accepted and Agreed by RESTORBIO, INC.:

By:
	Name:	Chen Schor
	Title:	Chief Executive Officer

Accepted and Agreed by ADICET BIO, INC.:

By:
	Name:	Anil Singhal, Ph.D.
	Title:	Chief Executive Officer

[Signature Page to Lock-up Agreement]

EXHIBIT D

Form of Funding Agreement

FUNDING AGREEMENT

THIS FUNDING AGREEMENT (this “Agreement”) is made as of April 28, 2020 by and among Adicet Bio, Inc., a Delaware corporation (the “Company”), resTORbio, Inc., a Delaware corporation (“Oasis”), and the investors listed on Schedule A hereto under the heading “Investors”, each of which is herein referred to as an “Investor.”

WHEREAS, (i) immediately following the execution of this Agreement, the Company and Oasis will be executing an Agreement and Plan of Merger (as amended, modified or restated from time to time, the “Merger Agreement”) with a newly created, wholly owned subsidiary of Oasis (“Merger Sub”), pursuant to which, and subject to the terms and conditions thereof, Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Oasis (the “Merger”) and (ii) as a condition to the Merger and material inducement for the parties to enter into the Merger Agreement, the parties desire to enter into this Agreement pursuant to which the Investors are agreeing, subject to and contingent upon the closing of the Merger (the “Merger Closing”), to deposit certain funds into escrow immediately prior to the Merger Closing to be invested into securities of Oasis or released in accordance with the terms hereof and the Escrow Agreement (as defined below).

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, the Company and the Investors hereby agree as follows:

1. Agreement to Fund.

1.1 Funding. Subject to the terms and conditions of this Agreement, each Investor agrees, severally and not jointly, to fund, or to cause an Affiliated Entity (as defined below) to fund, by wire transfer of immediately available funds into the Escrow Account (as defined below) at the Closing (as defined below) the amount set forth opposite such Investor’s name on Schedule A hereto (the “Funding Amount” for such Investor and the aggregate Funding Amount set forth on Schedule A, the “Total Funding Amount”) (the “Funding”). Any such Affiliated Entity that funds a Funding Amount shall, as a condition to such funding, execute a counterpart signature page hereto and to the Escrow Agreement and shall thereafter be deemed an Investor hereunder. An “Affiliated Entity” of any individual, corporation, partnership, trust, limited liability company, association or other entity (“Person”) shall include any Person who or that, directly or indirectly, controls, is controlled by, or is under common management or control with such Person, including without limitation any general partner, officer, director, trustee, managing member or manager of such Person and any venture capital fund or registered investment company now or hereafter existing that is controlled by or under common control with one or more general partners, managing members or investment advisers of, or that shares the same management company or investment advisor with, such Person.

1.2 Closing. The Funding shall take place immediately prior to Merger Closing or at such other time and place as the Company, Oasis and Investors obligated to fund in the aggregate two-thirds or more of the Total Funding Amount (the “Requisite Pre-Closing Investors”) mutually agree upon (which time and place are designated as the “Closing”).

1.3 Escrow. Following the date of this Agreement and prior to the Closing, each party shall use its best efforts to: (a) select an escrow agent (the “Escrow Agent”) that is mutually acceptable to the Company, Oasis and the Requisite Pre-Closing Investors (with such approval not to be unreasonably withheld, delayed or conditioned) and (b) other than the Company, enter into an escrow agreement on customary terms reflecting the terms of this Agreement (as amended, modified or restated form time to time, the “Escrow Agreement”) that is mutually acceptable to the Company, Oasis and the Requisite Pre-Closing Investors (with such approval not to be unreasonably withheld, delayed or conditioned) to establish an escrow account (the “Escrow Account”) into which the Funding Amounts will be deposited at the Closing.

1.4 Qualified Financing.

(a) In the event that, after the Merger Closing, Oasis sells shares of its common stock (the “Oasis Common Stock”) to one or more new or existing investors for aggregate gross proceeds to Oasis (when taken together with the funds released from the Escrow Account) of at least $30,000,000 (such amount, the “Qualified Financing Threshold”, and such financing, a “Qualified Financing”) within twelve (12) months of the Merger Closing, then all amounts then in the Escrow Account shall be released to Oasis (other than as provided below) to subscribe for shares of Oasis Common Stock in a private placement transaction (the “Concurrent Private Placement”) that shall occur simultaneously (the “Concurrent Private Placement Closing”) with the initial closing of the Qualified Financing and on the same economic conditions (including the price per share paid by other investors in the Qualified Financing (the “Per Share Price”)) and similar other terms and conditions as set forth in the Qualified Financing and consistent with the terms and conditions set forth herein, with the number of shares of Oasis Common Stock (the “Shares”) issued to each Investor as a result of the foregoing being such Investor’s applicable portion of the Escrow Account divided by the Per Share Price rounded down to the nearest whole share and any excess amount for any Investor resulting from fractional shares being released to such Investor; provided, however, that the Qualified Financing Threshold may be waived by Investors that funded in the aggregate two-thirds or more of the Total Funding Amount (the “Requisite Post-Closing Investors”); provided, further, that the Concurrent Private Placement Closing shall be delayed for any HSR Investor (as defined below), and the applicable portion of the Escrow Account for such HSR Investor shall not be released to Oasis, until such time as any applicable waiting periods, approvals, or clearances related to the consummation of the Concurrent Private Financing and/or Qualified Financing for such HSR Investor under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”) or any other applicable antitrust or competition law shall have expired, been terminated or been obtained. An “HSR Investor” means any Investor who is required to make a filing under the HSR Act or any other applicable antitrust or competition law in connection with the Concurrent Private Placement and/or the Qualified Financing.

(b) In connection with the release of funds and subscription pursuant to Section 1.4(a), (i) each Investor and Oasis agree to instruct the Escrow Agent to release funds to the applicable party in accordance with the terms of Section 1.4(a) and the Escrow Agreement and (ii) each Investor agrees (A) to execute and deliver to Oasis all applicable transaction documents that are to be executed in the Concurrent Private Placement (which shall have terms and conditions substantially similar to those provided to other investors in the Qualified Financing, other than adjustments if the Qualified Financing is a public offering for the fact that the Concurrent Private Placement is a private placement, and which shall include the registration rights provided for in Section 1.4(c) below), thereby agreeing to be bound by all obligations and receive all rights thereunder.

(c) If the Qualified Financing is a public offering, Oasis shall grant customary registration rights to the Investors with respect to the shares issued in the Concurrent Private Placement, including, without limitation, customary liquidated damages payable by Oasis in the event of a failure to timely register the Shares or to obtain effectiveness of the registration statement. If the Qualified Financing is a private placement, Oasis shall grant the Investors the same registration rights with respect to the shares issued as to other investors in such private placement.

1.5 Release of Funds. To the extent occurring prior to the consummation of a Qualified Financing, all funds in the Escrow Account shall be released to the Investors, in proportion to their respective Funding Amounts contributed to the Escrow Account, upon the earliest to occur of (each a “Release Event”): (a) the twelve (12) month anniversary of the Merger Closing, (b) an Oasis Change of Control (as defined below), (c) a suspension of trading in, or delisting of, Oasis’s Common Stock on The Nasdaq Stock Market or (d) Oasis filing any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors. An “Oasis Change of Control” means any transaction or series of related transactions involving: (i) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (A) in which Oasis is a constituent entity, (B) in which a Person or “group” (as defined in the Exchange Act (as defined below) and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 50% of the outstanding securities of any class of voting securities of Oasis or (C) in which Oasis issues securities representing more than 50% of the outstanding securities of any class of voting securities of Oasis; or (ii) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 50% or more of the consolidated book value or the fair market value of the assets of Oasis and its subsidiaries, taken as a whole.

2. Representations and Warranties of the Parties. Each party hereby represents and warrants to the other parties that, as of the date of this Agreement:

2.1 Organization, Good Standing. Such party is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to enter into and perform this Agreement and to carry out the transactions required to be performed by it pursuant to this Agreement.

2.2 Authorization. All action on the part of such party, its officers, directors, managers, partners and equityholders necessary for the authorization, execution and delivery of this Agreement and the performance of all obligations of such party hereunder occurring at or prior to the Closing has been taken or will be taken prior to the Closing. This Agreement constitutes a valid and legally binding obligation of such party, enforceable against such party in accordance with their respective terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally or (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2.3 Consents. Neither the execution and delivery of this Agreement, nor the performance of all obligations of such party hereunder occurring at or prior to the Closing, violates any statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency, or court to which such party is subject, or conflicts with, violates or constitutes a default (or gives rise to any right of termination, cancellation or acceleration) under any agreement or other instrument or understanding to which such party is a party or is otherwise bound (other than has been waived thereunder). No authorization, consent, approval or other order of, or declaration or notice to or filing with, any governmental agency or body or other entity, organization or individual is required for the valid authorization, execution, delivery and performance of all obligations of such party hereunder occurring at or prior to the Closing, except for such filing(s) pursuant to applicable securities laws as may be necessary, which filings will be timely effected.

3. Additional Representations and Warranties of Oasis. Oasis hereby further represents and warrants to the Company and each Investor that, as of the date of this Agreement:

3.1 SEC Filings. Oasis has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the United States Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the Securities Act of 1933, as amended (the “Securities Act”), since January 1, 2018 (the “Oasis SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Oasis SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and as of the time they were filed, none of the Oasis SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Oasis SEC Documents are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 3.1, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

3.2 Financial Statements. The financial statements (including any related notes) contained or incorporated by reference in the Oasis SEC Documents: (i) complied as to form in all material respects with the

Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of Oasis as of the respective dates thereof and the results of operations and cash flows of Oasis for the periods covered thereby. Other than as expressly disclosed in the Oasis SEC Documents filed prior to the date hereof, there has been no material change in Oasis’s accounting methods or principles that would be required to be disclosed in Oasis’s financial statements in accordance with GAAP. The books of account and other financial records of Oasis and each of its Subsidiaries are true and complete in all material respects.

4. Additional Investment Representations and Warranties of the Investors. Each Investor, severally but not jointly, hereby further represents and warrants to the Company and Oasis that, as of the date of this Agreement:

4.1 Purchase Entirely for Own Account. The Funding Amount is being invested, and any Shares are being acquired, for investment for such Investor’s own account not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same and such Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the foregoing.

4.2 Disclosure of Information. Such Investor has received a copy of the Merger Agreement and has had an opportunity to ask questions and receive answers from the Company and Oasis regarding the terms and conditions of this Agreement and the transactions contemplated hereby, the terms and conditions of the Merger and Merger Agreement and the transactions contemplated thereby, and the business, properties, prospects and financial condition of the Company and Oasis. With respect to any projections of its future operations provided to the Investors by the Company or Oasis (including, without limitation, any projections regarding the operations of the combined companies following the Merger), such Investor acknowledges that neither the Company nor Oasis makes any representations or warranties.

4.3 Investment Experience. Such Investor is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of the transactions contemplated by this Agreement and any investment in the Shares, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the transactions contemplated by this Agreement, including any investment in the Shares. Such Investor acknowledges that this Agreement and any acquisition of Shares involves a high degree of risk, and represents that it is able, without materially impairing its financial condition, to undertake the transactions contemplated by this Agreement and hold any Shares for an indefinite period of time and to suffer a complete loss of its investment.

4.4 Accredited Investor. Such Investor (other than any Investor indicated on Schedule A as a “Regulation S Investor”) is an “accredited investor” within the meaning of SEC Rule 501 of Regulation D, as presently in effect; solely with respect to any Investor indicated on Schedule A as a “Regulation S Investor”, such Investor certifies that such Investor (a) is not a “U.S. person” within the meaning of SEC Rule 902 of Regulation S, as presently in effect, and that such Investor is not acquiring the Shares for the account or benefit of any such U.S. person, (b) agrees to resell the Shares only in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration and agrees not to engage in hedging transactions with regard to such Shares unless in compliance with the Securities Act, (c) agrees that Oasis is hereby required to refuse to register any transfer of any Shares issued to such Investor not made in accordance with the provisions of Regulation S, pursuant to registration under the Securities

Act, or pursuant to an available exemption from registration and (d) agrees that any certificates or book entries for any Shares issued to such Investor shall contain the following legend:

THE TRANSFER OF THESE SECURITIES IS PROHIBITED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S AS PROMULGATED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), PURSUANT TO REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION, AND HEDGING TRANSACTIONS INVOLVING THESE SECURITIES (INCLUDING ANY SWAP OR ANY OTHER AGREEMENT OR ANY TRANSACTION THAT TRANSFERS, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, THE ECONOMIC CONSEQUENCE OF OWNERSHIP OF THESE SECURITIES, WHETHER ANY SUCH SWAP, AGREEMENT OR TRANSACTION IS TO BE SETTLED BY DELIVERY OF ALL OR ANY PORTION OF THESE SECURITIES OR ANY OTHER SECURITIES, IN CASH OR OTHERWISE), MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.

4.5 Restricted Securities. Such Investor understands that the Shares that may be issued to such Investor in the Concurrent Private Placement will be characterized as “restricted securities” under the federal securities laws inasmuch as they will be acquired from Oasis in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances. In this connection, such Investor represents that it is familiar with SEC Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act. Such Investor understands that the Shares, when issued, will not be registered under the Securities Act and have not been and will not be registered or qualified in any state in which they are offered, and thus the Investor will not be able to resell or otherwise transfer his, her or its Shares unless they are registered under the Securities Act and registered or qualified under applicable state securities laws, or an exemption from such registration or qualification is available. Such Investor has no immediate need for liquidity in connection with this investment, does not anticipate that the Investor will be required to sell his, her or its Shares, once acquired, in the foreseeable future.

4.6 Reliance by Company and Oasis. Such Investor understands that the representations, warranties, covenants and acknowledgements set forth in this Section 4 constitute a material inducement to the Company and Oasis entering into this Agreement.

4.7 Foreign Investors. If such Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), such Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction applicable to such Investor in connection with any invitation to fund its Funding Amount, acquire the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the Funding and purchase of the Shares, (ii) any foreign exchange restrictions applicable to such Funding or purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the Funding, the Escrow Account or the purchase, holding, redemption, sale, or transfer of the Shares. Such Investor’s funding of its Funding Amount or subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of such Investor’s jurisdiction applicable to such Investor.

4.8 Residence. If such Investor is an individual, then such Investor resides in the state or province identified in the address of such Investor set forth on the signature pages hereto; if such Investor is a partnership, corporation, limited liability company or other entity, then the office or offices of such Investor in which its principal place of business is identified in the address or addresses of such Investor set forth on the signature pages hereto.

4.9 No Reliance on Others. Such Investor acknowledges that (a) such Investor has negotiated this Agreement on an arm’s-length basis and has had an opportunity to consult with its legal, tax and financial advisors concerning this Agreement and its subject matter, (b) the purchase price payable for the Shares will represent a negotiated price that Investor will have no control over, may be a higher price than the then current fair market value of a share of Oasis Common Stock and may not reflect the fair market value of the Shares at the time of issuance and such Investor may have no control over the terms of any Qualified Financing or Concurrent Private Placement, (c) such Investor has independently and without reliance upon any other Investor, the Company, Oasis or any of their respective owners, employees, officers, directors, affiliates, agents or other representatives, and based on such information and the advice of such advisors as such Investor has deemed appropriate, made its own analysis and decision to enter into this Agreement, (d) none of any other Investor, the Company, Oasis or any of their respective owners, employees, officers, directors, affiliates, agents or other representatives: (i) is acting as a fiduciary or financial or investment adviser to such party, and none of such parties has given such party any investment advice, opinion or other information on whether the transactions contemplated by this Agreement are prudent, (ii) has made (and such party is not relying on) any representation or warranty, express or implied, in connection with this Agreement or the transactions contemplated hereby other than those set forth in this Agreement and (iii) has at any time had any duty to such party to disclose any information relating to the Company, Oasis, their respective businesses, or financial condition or relating to any other matters in connection with the transactions contemplated by this Agreement and (e) such Investor has consulted with such party’s own advisors with respect to the federal, state, local and foreign tax consequences arising from the transactions contemplated by this Agreement or any future subscription, ownership, transfer or sale of the Shares to the extent such Investor has determined it necessary to protect such Investor’s own interest in connection with the transactions contemplated by this Agreement in view of such Investor’s prior financial experience and present financial condition and expressly acknowledges and agrees that none of the Company, Oasis or any of their respective owners, employees, officers, directors, affiliates, agents or other representatives, makes any representation to such party with respect to the tax treatment of the transactions contemplated by this Agreement or any future subscription, ownership, transfer or sale of the Shares. Such Investor shall be solely responsible for the payment of any and all income, transfer and other taxes, filing and recording fees and similar charges incurred by such party relating to the transactions contemplated herein.

5. Conditions to the Parties’ Obligations at the Closing. The obligations of each party under Section 1.1 of this Agreement with respect to the Closing are subject to the fulfillment or waiver on or before the Closing of each of the following conditions:

5.1 Permits, Qualifications and Consents. All permits, authorizations, approvals, consents or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the Funding pursuant to this Agreement shall be duly obtained and effective as of the Closing.

5.2 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the transactions contemplated by this Agreement shall have been issued by any court of competent jurisdiction or other governmental authority of competent jurisdiction and remain in effect and there shall not be any law, rule or regulation which has the effect of making the consummation of the transactions contemplated by this Agreement illegal.

5.3 Merger Closing. Each of the conditions to the consummation of the Merger set forth in the Merger Agreement (other than the condition regarding the financing contemplated by this Agreement and any other condition to be satisfied at the closing of the Merger) shall have been satisfied or waived, and the parties to the Merger Agreement have each confirmed they are ready and willing to consummate the Merger immediately after the closing of the Funding contemplated by this Agreement on the terms and conditions set forth in the Merger Agreement.

5.4 Escrow Agreement. The Escrow Agreement shall have been duly executed and delivery by Oasis and each Investor that funds its Funding Amount (provided, that the failure of a party to sign the Escrow Agreement shall not result in a failure of this condition with respect to that party) and shall remain in full force and effect.

5.5 Payment of Funding Amount. Solely with respect to the Company and Oasis, the Investors shall have delivered the Total Funding Amount.

6. Termination.

6.1 Termination Events. This Agreement and the transactions contemplated hereby (1) shall automatically terminate without any further action by any party upon (i) the termination of the Merger Agreement for any reason prior to the Closing or (ii) the occurrence of a Release Event, and (2) may be terminated:

(a) at any time (i) prior to the Closing, by mutual written agreement of the Company, Oasis and the Requisite Pre-Closing Investors or (ii) after the Closing, by mutual written agreement of Oasis and the Requisite Post-Closing Investors; or

(b) (i) at any time prior to the Closing, by any of the Company, Oasis or the Requisite Pre-Closing Investors by written notice to: (A) in the case of termination by the Company, the Investors and Oasis, (B) in the case of termination by Oasis, the Investors and the Company, and (C) in the case of termination by the Requisite Pre-Closing Investors, the Company, Oasis and the other Investors not providing such notice and (ii) at any time after the Closing, by any of Oasis or the Requisite Post-Closing Investors by written notice to: (A) in the case of termination by Oasis, the Investors and (B) in the case of termination by the Requisite Post-Closing Investors, Oasis and the other Investors not providing such notice, but in each case only if any governmental authority having jurisdiction over the Company, Oasis or the Investors shall have issued or entered any final, non-appealable decree, judgment, injunction, order or ruling permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that the right to terminate this Agreement under this Section 6.1(b) shall not be available to any party whose breach of any provision of this Agreement or the Merger Agreement (as applicable) has been the primary cause of, or primarily resulted in, such injunction, judgment, order, decree or ruling.

6.2 Effects of Termination. In the event of termination of this Agreement as provided in Section 6.1: (a) this Agreement shall terminate in its entirety and be of no further force and effect; provided, however, that the provisions of this Section 6.2 and Section 7 shall remain in full force and effect and survive any termination of this Agreement and (b) there shall be no liability or obligation of any nature whatsoever on the part of any party hereunder; provided, however, that each party shall remain liable for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

7. Miscellaneous.

7.1 Non-Survival. The representations and warranties of the Company, Oasis and the Investors contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and shall terminate at the Closing, and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Investors or the Company.

7.2 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No party may assign this Agreement or assign, transfer or delegate any of its respective rights or obligations under this Agreement without the prior written consent of: (a) in the case of an assignment, transfer or delegation by the Company, Oasis and (i) if prior to the Closing, the Requisite Pre-Closing Investors and (ii) if after the Closing, the Requisite Post-Closing Investors, (b) in the case of an assignment, transfer or delegation by Oasis, the Company and (i) if prior to the Closing, the Requisite Pre-Closing Investors and (ii) if after the Closing, the Requisite Post-Closing Investors, and (c) in the

case of an assignment, transfer or delegation by any Investor, Oasis and, if prior to the Closing, the Company; provided, however, that for purposes of clarity, each Investor shall be entitled to have an Affiliated Entity fund its Funding Amount as provided for in Section 1.

7.3 Governing Law. This Agreement is to be construed in accordance with and governed by the internal laws of the State of Delaware without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of Delaware to the rights and duties of the parties.

7.4 Specific Performance. Each party hereto agrees that its obligations hereunder are necessary and reasonable in order to protect the other parties to this Agreement, and each party expressly agrees and understands that monetary damages would inadequately compensate an injured party for the breach of this Agreement by any party, that this Agreement shall be specifically enforceable, and that, in addition to any other remedies that may be available at law, in equity or otherwise, any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order, without the necessity of proving actual damages. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

7.5 Dispute Resolution. The parties hereby irrevocably and unconditionally (a) submit to the jurisdiction of the federal and state courts located within the geographical boundaries of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the federal and state courts located within the geographical boundaries of the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

7.6 Remedies. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.7 Waiver of Right to Jury Trial. EACH OF INVESTORS AND THE COMPANY, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AS TO ANY ISSUE RELATING HERETO IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

7.8 Acknowledgment; Waiver of Conflicts. Each Investor acknowledges that: (a) it has read this Agreement; (b) it has been represented in the preparation, negotiation and execution of this Agreement by legal counsel of its own choice or has voluntarily declined to seek such counsel; and (c) it understands the terms and consequences of this Agreement and is fully aware of the legal and binding effect of this Agreement. Each Investor understands that (i) the Company has been represented in the preparation, negotiation and execution of this Agreement by Morrison & Foerster LLP, counsel to the Company and (ii) Oasis has been represented in the preparation, negotiation and execution of this Agreement by Goodwin Procter LLP, counsel to the Oasis, and that (1) Morrison & Foerster LLP has not represented Oasis, any Investor or any stockholder, director or employee of the Company, Oasis or any Investor in the preparation, negotiation and execution of this Agreement and (2) Goodwin Procter LLP has not represented the Company, any Investor or any stockholder, director or employee of the Company, Oasis or any Investor in the preparation, negotiation and execution of this Agreement. Each Investor acknowledges that each of Morrison & Foerster LLP and Goodwin Procter LLP has or may have in the past represented and is now or may in the future represent one or more Investors or their affiliates in matters unrelated to the transactions contemplated by this Agreement, including the representation of such Investors or their affiliates in matters of a nature similar to those contemplated by this Agreement. The Company, Oasis and each Investor hereby acknowledges that it has had an opportunity to ask for and has obtained information relevant to such representation, including disclosure of the reasonably foreseeable adverse consequences of such representation, and hereby waives any conflict arising out of such representation with respect to the matters contemplated by this Agreement.

7.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any signature page delivered by facsimile or e-mail transmission of images in Adobe PDF or similar format shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto. Any party who delivers such a signature page agrees to later deliver an original counterpart to the other party if so requested.

7.10 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.11 Notices. Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered to the other party; (b) when sent by facsimile to the number set forth below if sent between 8:00 a.m. and 5:00 p.m. recipient’s local time on a business day, or on the next business day if sent by facsimile to the number set forth below if sent other than between 8:00 a.m. and 5:00 p.m. recipient’s local time on a business day, or when sent by electronic mail to the address set forth below if sent between 8:00 am and 5:00 pm recipient’s local time on a business day, or on the next business day if sent by electronic mail other than between 8:00 am and 5:00 pm recipient’s local time; (c) three business days after deposit in the U.S. mail with first class or certified mail receipt requested postage prepaid and addressed to the other party at the address set forth below; or (d) the next business day after deposit with a national overnight delivery service, postage prepaid, addressed to the parties as set forth below with next business day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider. Each person making a communication hereunder by facsimile or electronic mail shall promptly attempt to confirm by telephone to the person to whom such communication was addressed each communication made by it by facsimile or electronic mail pursuant hereto but the absence of such confirmation shall not affect the validity of any such communication. A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 7.11 by giving the other party written notice of the new address in the manner set forth above.

7.12 Expenses. Irrespective of whether the Closing is effected, each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney’s fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

7.13 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company, Oasis and (a) for an amendment, termination or waiver effected prior to the Closing, the Requisite Pre-Closing Investors or (b) for an amendment, termination or waiver effected following the Closing, the Requisite Post-Closing Investors. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each party hereto.

7.14 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

7.15 Further Assurances. Each Investor, Oasis and the Company shall from time to time and at all times hereafter make, do, execute, or cause or procure to be made, done and executed such further acts, deeds, conveyances, consents and assurances without further consideration, which may reasonably be required to effect the transactions contemplated by this Agreement.

7.16 Entire Agreement. This Agreement and the documents referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein.

7.17 Funding Backstop. To the extent any Investor (directly or through an Affiliated Entity) fails to fund its Funding Amount at the Closing (such amount, a “Funding Deficiency”), or provides notice of its intent to do so (each such investor, a “Defaulting Investor”), Oasis shall promptly (and in any event within two (2) days) deliver a written notice (the “Funding Notice”) to each other Investor which has not so failed to fund or provided notice of its intent to do so (each a “Funding Investor”) of the foregoing, specifying the identity of the Defaulting Investor(s) and the aggregate Funding Deficiency. Each Funding Investor shall, subject to the provisions of this Section 7.17, have an additional option to fund (directly or through an Affiliated Entity) all or any part of any Funding Deficiency. To exercise such option, a Funding Investor must deliver written notice notifying the Company and Oasis that such Investor (directly or through an Affiliated Entity) intends to exercise its option to fund all or any portion of the Funding Deficiency within five (5) business days after the date of the Funding Notice. In the event there are two (2) or more such Funding Investors that choose to exercise such option for a total amount greater than the Deficiency Amount, such amounts shall be allocated to each such Funding Investor pro rata based on the additional amounts such Funding Investors have elected to fund (directly or through an Affiliated Entity) pursuant to this Section 7.17. For purposes of clarity, the funding of any Funding Deficiency by other Investors (directly or through an Affiliated Entity) pursuant to this Section 7.17 shall not relieve any Defaulting Investor of any liability to the other parties hereunder for its breach of this Agreement or otherwise.

7.18 Additional Investors; Unallocated Portion; Reallocation. As of the date of this Agreement, a portion of the Total Funding Amount is unallocated among the Investors as indicated on Schedule A (the “Unallocated Portion”). Notwithstanding anything to the contrary contained herein (including Section 7.13), the Company may, without any consent or action required from any other party hereto, and in its sole discretion, do either or both of the following with respect to the Unallocated Portion prior to Closing: (a) permit one or more additional existing stockholders of the Company or any Affiliated Entity of the foregoing to each become a party to this Agreement as an Investor hereunder, with any such party’s Funding Amount consisting of all or any portion of the then remaining Unallocated Portion as agreed upon with the Company, by having such party execute and deliver a counterpart signature page to this Agreement (a “New Investor”), or (b) increase the Funding Amount of any Investor by all or any portion of the then remaining Unallocated Portion if such Investor so agrees to increase such Investor’s Funding Amount (an “Increased Allocation”). Neither the Company nor Oasis shall have any obligation to offer the Unallocated Portion to any Investor or to offer any Unallocated Portion pro rata among Investors. Any New Investor that executes and delivers a counterpart signature page to this Agreement shall be deemed an “Investor” for all purposes hereunder. Notwithstanding anything to the contrary contained herein (including Section 7.13), Schedule A hereto may be amended by the Company after the date of this Agreement and prior to the Closing without the consent or approval of any other party to add or adjust information regarding any New Investor or Increased Allocation in accordance with this Section 7.18. The Company shall provide prompt written notice of any adjustment to Schedule A pursuant to this Section 7.18 to Oasis.

7.19 Independent Nature of Investors’ Obligations and Rights. The obligations of each Investor hereunder are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor hereunder. The decision of each Investor to fund its Funding Amount pursuant hereto has been made by such Investor independently of any other Investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of Oasis which may have been made or given by any other Investor or by any agent or employee of any other Investor, and no Investor and none of its agents or employees shall have any liability to any other Investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein, and no action taken by any Investor pursuant hereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby. Each Investor shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose.

*    *    *

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

COMPANY:

ADICET BIO, INC.

By:
Name:	Anil Singhal
Title:	President and Chief Executive Officer

Address:

Facsimile:
Email:

OASIS:

RESTORBIO, INC.

By:

Name:	Chen Schor
Title:	Chief Executive Officer

Address:

Facsimile:
Email:

INVESTOR:

[_____________________________]

By:
Name:
Title:

Address:

Facsimile:
Email:

EXHIBIT E

Form of CVR Agreement

CONTINGENT VALUE RIGHTS AGREEMENT

This CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”), dated as of [________], 2020 (the “Effective Date”), is entered into by and between resTORbio, Inc., a Delaware corporation (“Parent”), [HOLDER REP], as representative of the Holders (the “Holders’ Representative”), and [RIGHTS AGENT], as Rights Agent (as defined below). Parent and Rights Agent agree, for the equal and proportionate benefit of all Holders (as hereinafter defined), as follows:

1. DEFINITIONS.

Capitalized terms used but not otherwise defined herein will have the meanings ascribed to them in the Merger Agreement (as defined below). As used in this Agreement, the following terms will have the following meanings:

1.1 “Acting Holders” means, at the time of determination, Holders of at least a majority of the outstanding CVRs, as reflected on the CVR Register.

1.2 “Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) of any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting shares of the Person or actual control over the business and affairs of such Person.

1.3 “Budget” shall mean the budget attached hereto as Exhibit A.

1.4 “Calendar Quarter” means the successive periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 or December 31, for so long as this Agreement is in effect; provided, however that (a) the first Calendar Quarter shall commence on the Effective Date and shall end on the first [September 30]1 thereafter, and (b) the last Calendar Quarter shall commence on the first day after the full Calendar Quarter immediately preceding the effective date of the termination or expiration of this Agreement and shall end on the effective date of the termination or expiration of this Agreement.

1.5 “Clinical Trial” means a clinical study conducted on certain numbers of human subjects (depending on the phase of the trial) that is designed to (a) establish that a pharmaceutical product is reasonably safe and tolerable for continued testing, (b) investigate the safety and efficacy of the pharmaceutical product for its intended use, and to define warnings, precautions and adverse reactions that may be associated with the pharmaceutical product in the dosage range to be prescribed, or (c) support Marketing Approval of such pharmaceutical product or label expansion of such pharmaceutical product.

1.6 “Clinical Trial Cap” means US[***] less any fully burdened costs accrued or incurred by Parent or its Affiliates in connection with the CVR Clinical Trial(s), in accordance with the Budget, between the date of the Merger Agreement Date and the Closing Date.

1.7 “Commercialize” means to market, promote, distribute, import, export, offer to sell and/or sell the CVR Product, and “Commercialization” means commercialization activities related to the CVR Product, including activities relating to marketing, promoting, distributing, importing, exporting, offering for sale and/or selling the CVR Product.

1.8 “Commercially Reasonable Efforts” means the level of efforts consistent with the efforts that a Third Party of similar size and with similar resources as Parent, in the biopharmaceutical industry, typically devotes to a similar product of similar market potential, at a similar stage in its development or product life, taking into account development, commercial, legal and regulatory factors, such as efficacy, safety, patent and regulatory exclusivity, product profile, cost and availability of supply, the time and cost required to complete development,

[1]	Assumes the closing occurs prior to September 30, 2020.

the competitiveness of the marketplace (including the proprietary position and anticipated market share of the product), the patent position with respect to such product (including the ability to obtain or enforce, or have obtained or enforced, such patent rights), the third-party patent landscape relevant to the product, the regulatory structure involved, the likelihood of obtaining Marketing Approval, the anticipated or actual profitability of the applicable product (but without taking into account the amount of any potential CVR Payments), anticipated or approved labeling, present and future market potential, competitive products and market conditions, pricing and reimbursement considerations, costs for development and costs for obtaining, prosecuting, maintaining and licensing relevant intellectual property rights, and other technical, commercial, legal, scientific, regulatory, and medical considerations, all based on conditions then prevailing. Notwithstanding anything to the contrary in this Agreement, (a) a Party makes no guarantee, and Commercially Reasonable Efforts does not mean, that such Party will actually accomplish the applicable task or objective or complete any particular phases of development or commercialization within any particular time horizons, (b) the use of Commercially Reasonable Efforts may, under certain circumstances, be consistent with the termination of the development, manufacture and/or Commercialization of the CVR Product, and (c) in no event shall the use of Commercially Reasonable Efforts require Parent to take or omit to take any action (including, without limitation, entering into any CVR Commercial Agreement) the approval of which would violate any fiduciary duties of Parent’s board of directors, as determined by Parent’s board of directors, acting reasonably and in good faith.

1.9 “CVR(s)” means the rights of Holders to receive contingent cash payments pursuant to the Merger Agreement and this Agreement.

1.10 “CVR Clinical Trial(s)” means the Planned Clinical Trial and the Proposed Clinical Trial.

1.11 “CVR Commercial Agreement” means a transaction or series of transactions between Parent or its Affiliates and any Partner that meets all of the following requirements:

(a) is memorialized in one or more binding, valid, and enforceable written agreements, the final form(s) of which (i) meets the requirements set forth in this Section 1.11 and are otherwise reasonably acceptable to Parent, and (ii) has been expressly approved by Parent’s board of directors, in its reasonable discretion;

(b) is entered into on or before September 30, 2021;

(c) in which Parent or its Affiliate agrees to grant, sell, license or otherwise convey to Partner and/or its Affiliates the exclusive or co-exclusive rights to Commercialize the CVR Product in one or more fields of use in one or more countries or regions in the world;

(d) in which no proprietary technology, products or intangible tangible assets of Parent or its Affiliates (other than such proprietary technology, products or intangible tangible assets of Parent or its Affiliates regarding the CVR Product existing as of the Merger Agreement Date or generated pursuant to the Planned Protocol or the Proposed Protocol), including any rights associated therewith, are granted, sold, or otherwise conveyed by Parent or its Affiliates to Partner pursuant to the transaction;

(e) in which Partner or its Affiliate, collectively, is expressly obligated to reimburse Parent’s out-of-pocket and accrued costs and expenses incurred prior to the date of such transaction in connection with filing, prosecuting, and maintaining any patent rights relating to the CVR Product in the Partner Territory and in the Partner Field, to the extent such costs and expenses are not subject to reimbursement by any other Third Party;

(f) in which, from and after the date of such transaction, Partner or its Affiliate, collectively, shall be responsible for (i) preparing, filing, and prosecuting applications to obtain Marketing Approval for the CVR Product in the Partner Territory and directly paying all future costs and expenses incurred in connection therewith together with all accrued expenses of Parent and its Affiliates to facilitate the foregoing, and (ii) prosecuting and maintaining any patent rights relating to the CVR Product, in the Partner Territory and in the

Partner Field (other than such patent rights as Partner or Parent may elect to abandon), on its own account or for the benefit of Parent or its Affiliate, and directly paying all future costs and expenses incurred in connection therewith together with all accrued expenses of Parent and its Affiliates to facilitate the foregoing;

(g) in which the payments received prior to the due date of the applicable Third-Party Payments by Parent from Partner or its Affiliate, collectively, for each CVR Payment Period shall not be less than the aggregate amounts of all Third-Party Payments owing for the same period;

(h) in which, from and after the effective date of such transaction, Partner or its Affiliate, collectively, shall be responsible for the development, manufacture, Marketing Approval, and Commercialization of the CVR Product in the relevant Partner Territory and directly paying all costs and expenses incurred in connection therewith; and

(i) in which the terms (i) provide that Parent and its Affiliates shall have no liability whatsoever regarding or in connection with the CVR Product or its the manufacture or use, (ii) make no representation and warranties on behalf of Parent and its Affiliates regarding or in connection with the CVR Product or its the manufacture or use, (iii) release Parent and its Affiliates from for all losses, liabilities, expenses, and damages incurred in connection with the CVR Product or its the manufacture or use, and (iv) require Partner to indemnify, defend, and hold harmless Parent and its Affiliates from any Third Party claims regarding or in connection with any of the foregoing.

1.12 “CVR Payment” means any payment under Section 2.4(a).

1.13 “CVR Payment Period” means a period equal to a Calendar Quarter ending at any time after the effective date of the CVR Commercial Agreement.

1.14 “CVR Payment Statement” means, for a given CVR Payment Period during the CVR Term, a written statement of Parent, signed on behalf of Parent setting forth in reasonable detail the calculation of the applicable CVR Payment for such CVR Payment Period.

1.15 “CVR Product” means solely [***].

1.16 “CVR Register” means the register described in Section 2.3(b).

1.17 “CVR Term” means the period beginning on the Closing and ending upon (i) if a CVR Commercial Agreement is entered into prior to any expiration or termination of this Agreement, the latest date upon which Parent or any of its Affiliates is eligible to receive Gross Consideration under such CVR Agreement, or (ii) if a CVR Commercial Agreement is not entered into prior to any termination of this Agreement by Partner, the effective date of termination and/or expiration of this Agreement.

1.18 “DTC” means The Depository Trust Company or any successor thereto.

1.19 “Finder” means JMP Securities LLC or another Person that is a nationally recognized investment banking firm identified by the Company.

1.20 “Finder Agreement” means the mutually acceptable agreement between Parent and Finder, as may be amended from time to time, that meets all of the following requirements:

(a) is a binding, valid, and enforceable written agreement, the final form of which meets the requirements set forth in this Section 1.20, is otherwise reasonably acceptable to Company and Finder, and is entered into prior to the Closing Date;

(b) pursuant to which, through September 30, 2021, and at Finder’s sole cost and expense, Finder shall seek to identify, negotiate, and complete a CVR Commercial Agreement with any Partner for the Commercialization of the CVR Product by such Partner in one or more countries or regions in the world;

(c) in which the sole compensation to Finder for and in connection with the services set forth in Section 1.20(b) will be success-based fee(s) (including success-based reimbursements of out-of-pocket expenses) due and payable upon the full and complete execution of the CVR Commercial Agreement and the receipt of cash consideration from the Partner;

(d) in which the terms provide that Parent will have the right to immediately terminate the agreement for convenience and without liability or further obligation in the event the CVR Commercial Agreement is not mutually agreed, duly executed, and delivered on or before September 30, 2021; and

(e) in which the terms (i) provide that Parent and its Affiliates shall have no liability whatsoever regarding or in connection with CVR Product or its the manufacture or use, (ii) make no representation and warranties on behalf of Parent and its Affiliates regarding or in connection with the CVR Product or its the manufacture or use, (iii) release Parent and its Affiliates from for all losses, liabilities, expenses, and damages incurred in connection with the CVR Product or its the manufacture or use, and (iv) require Finder to indemnify, defend, and hold harmless Parent and its Affiliates from any third party claims regarding or in connection with any of the foregoing.

1.21 “FTE” means the equivalent of one full-time employee or consultant of Parent or its Affiliate conducting the efforts described in Section 4.3(a) on behalf of Parent under this Agreement. In no event shall any one individual be counted as more than one (1) FTE.

1.22 “Gross Consideration” means the sum of all cash consideration actually received by Parent or its Affiliates during the CVR Term in consideration for the grant of rights to Commercialize the CVR Product under the CVR Commercial Agreement or any sublicense granted under such rights.

1.23 “Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

1.24 “Holders’ Representative” means the Holders’ Representative named in the first paragraph of this Agreement or any direct or indirect successor Holders’ Representative designated in accordance with Section 5.3.

1.25 “IND” means an investigational new drug application filed with the FDA for approval to commence Clinical Trials in the United States.

1.26 “Marketing Approval” means, with respect to a pharmaceutical product, the registrations, authorizations and approvals of the applicable Regulatory Authority or other Governmental Authority in a particular country or region in the world that are necessary to market and sell or otherwise Commercialize such pharmaceutical product in such country or region.

1.27 “Merger Agreement” means that certain Agreement and Plan of Merger, dated as of April 28, 2020 (the “Merger Agreement Date”), as amended or restated from time to time, by and among Parent, Project Oasis Merger Sub, Inc., and Adicet Bio, Inc. (the “Company”).

1.28 “Net Proceeds” means, for any CVR Payment Period, Gross Consideration minus Permitted Deductions, all as calculated in accordance with Parent’s accounting practices and annual audited financial statements. For clarity, to the extent Permitted Deductions exceed Gross Consideration for any CVR Payment Period, any excess Permitted Deductions shall be applied against Gross Consideration in subsequent CVR Payment Periods.

1.29 “Partner” means any Third Party that enters into a transaction with Parent or its Affiliates for the Commercialization of the CVR Product as described in Section 4.3(a).

1.30 “Partner Field” means the field(s) of use in which a Partner is authorized to Commercialize the CVR Product pursuant to a CVR Agreement.

1.31 “Partner Territory” means the country(ies) and/or region(s) of the world in which a Partner is authorized to Commercialize the CVR Product pursuant to a CVR Agreement.

1.32 “Party” means Parent, the Rights Agent or the Holders’ Representative.

1.33 “Payment Amount” means, with respect to each CVR Payment and each Holder, an amount equal to such CVR Payment divided by the total number of CVRs and then multiplied by the total number of CVRs held by such Holder as reflected on the CVR Register.

1.34 “Permitted Deductions” means the sum of:

(a) applicable excise taxes, use taxes, tariffs, sales taxes and customs duties, and/or other government charges imposed on the Gross Consideration owed for the applicable CVR Payment Period;

(b) any offsets, credits, deductions, refunds, and chargebacks actually granted, allowed or incurred in connection with the CVR Product during the applicable CVR Payment Period;

(c) any applicable Third-Party Payments;

(d) any reasonable and documented out of pocket costs and expenses incurred for any ongoing efforts described in Section 4.3(a);

(e) any reasonable and documented out-of-pocket costs incurred or accrued by Parent and its Affiliates in connection with the negotiation, entry into and closing of such CVR Commercial Agreement, including any accountant or attorney’s fees;

(f) any aggregate losses, liabilities, damages, and expenses owing by Parent or its Affiliates arising out of any Third Party claims, demands, actions, or other proceedings relating to or in connection with the CVR Clinical Trial(s) and/or the CVR Product; and

(g) an administration fee of 7.5% of all Gross Consideration received by Parent or its Affiliate for the applicable CVR Payment Period.

1.35 “Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order; (c) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC.

1.36 “Planned Clinical Trial” means [***].

1.37 “Planned Protocol” means the protocol entitled [***].

1.38 “Proposed Clinical Trial” means [***].

1.39 “Proposed Protocol” means [***].

1.40 “Regulatory Authority” means any national, regional, state or local regulatory authority, department, bureau, commission, council or other Governmental Authority within any country or region in the world (including the FDA) that is responsible for overseeing the development, use, manufacture, transport, storage or commercialization of the CVR Product in such country or region.

1.41 “Rights Agent” means the Rights Agent named in the first paragraph of this Agreement or any direct or indirect successor Rights Agent designated in accordance with the applicable provisions of this Agreement.

1.42 “Third Party” means any Person other than Parent, Rights Agent or their respective Affiliates.

1.43 “Third-Party Payment(s)” means all amounts owing by Parent or its Affiliates, including any applicable fees, success-based payments, milestone payments and/or royalties related thereto, to a Third Party that are related to the development, Marketing Approval, manufacture, or commercialization of the CVR Product, including, without limitation, all amounts owing by Parent under the Finder Agreement.

2. CONTINGENT VALUE RIGHTS.

2.1 CVRs. The CVRs represent the rights of Holders to receive contingent cash payments pursuant to this Agreement. The initial Holders will be the holders of Oasis Common Stock as of immediately prior to the Effective Time. One CVR will be issued with respect to each share of Oasis Common Stock that is outstanding as of immediately prior to the Effective Time (including, for the avoidance of doubt, those shares of Oasis Common Stock issued upon settlement of Oasis Restricted Stock Units pursuant to Section 6.8 of the Merger Agreement).

2.2 Nontransferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. The CVRs will not be listed on any quotation system or traded on any securities exchange.

2.3 No Certificate; Registration; Registration of Transfer; Change of Address; CVR Distribution.

(a) The CVRs will be issued in book-entry form only and will not be evidenced by a certificate or other instrument.

(b) The Rights Agent shall create and maintain a CVR Register for the purpose of registering CVRs and Permitted Transfers. The CVR Register will be created, and CVRs will be distributed, pursuant to written instructions to the Rights Agent from the Holders’ Representative. The CVR Register will initially show one position for Cede & Co. representing shares of Oasis Common Stock held by DTC on behalf of the street holders of the shares of Oasis Common Stock held by such holders as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly to the street name holders with respect to transfers of CVRs. With respect to any payments to be made under Section 2.4 below, the Rights Agent will accomplish the payment to any former street name holders of shares Oasis Common Stock by sending one lump-sum payment to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, including a guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this

Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. Parent and Rights Agent may require payment of a sum sufficient to cover any stamp or other tax or governmental charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of a CVR of applicable taxes or charges unless and until the Rights Agent is satisfied that all such taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register will be the valid obligations of Parent and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form, promptly record the change of address in the CVR Register. The Holders’ Representative may make a written request to the Rights Agent for a list containing the names, addresses and number of CVRs of the Holders that are registered in the CVR Register. Upon receipt of such written request from the Holders’ Representatives, the Rights Agent shall promptly deliver a copy of such list to the Holders’ Representative.

(e) Holders’ Representative will provide written instructions to the Rights Agent for the distribution of CVRs to holders of Oasis Common Stock as of immediately prior to the Effective Time (the “Record Time”). Subject to the terms and conditions of this Agreement and Parent’s prompt confirmation of the Effective Time, the Rights Agent shall effect the distribution of the CVRs, less any applicable tax withholding, to each holder of Oasis Common Stock as of the Record Time by the mailing of a statement of holding reflecting such CVRs.

2.4 Payment Procedures.

(a) Within sixty (60) days after the end of each CVR Payment Period during the CVR Term, commencing with the first CVR Payment Period in which Parent or its Affiliate receives Gross Consideration, Parent shall deliver to the Holders’ Representative and Rights Agent a CVR Payment Statement for such CVR Payment Period. Concurrent with the delivery of each CVR Payment Statement, on the terms and conditions of this Agreement, Parent shall pay the Rights Agent in U.S. dollars an amount equal to one-hundred percent (100%) of the Net Proceeds (if any) for the applicable CVR Payment Period. For further clarity, any sale of CVR Products by Partner will not be included in Gross Consideration or Net Proceeds, and Parent shall not be obligated to make any payments to the Rights Agent regarding any proceeds based on such sales (it being understood that payments made by Partner to Parent or its Affiliates based on such sales will be included in Gross Consideration). Such amount of Net Proceeds will be transferred by wire transfer of immediately available funds to an account designated in writing by the Rights Agent not less than twenty (20) Business Days prior to the date of the applicable payment. In the event that any Party determines that the calculation of Net Proceeds for a CVR Payment Period deviates from the amounts previously reported to the Rights Agent for any reason (such as, on account of additional amounts collected or product returns), Parent and the Rights Agent shall reasonably cooperate to reconcile any such deviations to the extent necessary under applicable legal or financial reporting requirements.

(b) The Rights Agent shall be solely responsible for the delivery of CVR Payment Statements and CVR Payments to each Holder, and Parent shall not have any responsibility or liability therefor. The Rights Agent shall promptly, and in any event within ten (10) Business Days after receipt of a CVR Payment Statement under Section 2.4(a), send each Holder at its registered address a copy of such statement. If the Rights Agent also receives any CVR Payment, then within ten (10) Business Days after the receipt of each CVR Payment, the Rights Agent shall also pay to each Holder, by check mailed to the address of each Holder as reflected in the CVR Register as of the close of business on the date of the receipt of the CVR Payment Statement, such Holder’s Payment Amount.

(c) All payments under this Agreement shall be made without any deduction or withholding for or on account of any tax or similar governmental charge or levy, except as required by applicable law and as set forth in this Section 2.4(c). The Parties shall cooperate with one another and use reasonable efforts to minimize under applicable law obligations for any and all income or other taxes required by applicable law to be withheld or deducted from any payments made under this Agreement (“Withholding Taxes”). Parent shall, if required by applicable law, deduct or cause to be deducted from any amounts required to be paid under this Agreement an amount equal to such Withholding Taxes; provided that (i) Parent shall instruct the Rights Agent to solicit from each Holder an IRS Form W-9 or applicable IRS Form W-8 at such time or times as is necessary to permit any payment under this Agreement to be made without U.S. federal backup withholding, and (ii) in the event Parent becomes aware that a payment under this Agreement is subject to Withholding Taxes (other than U.S. federal backup withholding), Parent shall instruct the Rights Agent to use commercially reasonable efforts to provide written notice of such Withholding Taxes to the applicable Holders prior to paying such Withholding Taxes. For the avoidance of doubt, in the event that notice has been provided to an applicable Holder pursuant to clause (ii) of the immediately preceding sentence, no further notice shall be required to be given for any future payments of such Withholding Tax. Such Withholding Taxes shall be paid to the proper taxing authority for the applicable Holders’ account and, if available, evidence of such payment shall be secured and sent to the Rights Agent within thirty (30) days of such payment. Parent shall, at the Rights Agent’s sole cost and expense, as mutually agreed by the Parties, do all such lawful acts and things and sign all such lawful deeds and documents as the Rights Agent may reasonably request to enable Parent and the applicable Holders to avail themselves of any applicable legal provision or any double taxation treaties with the goal of paying the sums due to the Rights Agent hereunder without deducting any Withholding Taxes.

2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent.

(a) The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any Holder.

(b) The CVRs will not represent any equity or ownership interest in Parent or in any constituent company to the Merger. It is hereby acknowledged and agreed that a CVR shall not constitute a security of Parent.

(c) Nothing contained in this Agreement shall be construed as conferring upon any Holder, by virtue of the CVRs, any rights or obligations of any kind or nature whatsoever as a stockholder or member of Parent, the Company or any of their respective subsidiaries, as applicable, either at law or in equity. The rights of any Holder and the obligations of Parent and its Affiliates and their respective officers, directors and controlling Persons are contract rights limited to those expressly set forth in this Agreement.

(d) Each Holder acknowledges and agrees to the appointment and authority of the Holders’ Representative to act as the exclusive representative, agent and attorney-in-fact of such Holder and all Holders as set forth in this Agreement. Each Holder agrees that such Holder will not challenge or contest any action, inaction, determination or decision of the Holders’ Representative or the authority or power of the Holders’ Representative and will not threaten, bring, commence, institute, maintain, prosecute or voluntarily aid any action, which challenges the validity of or seeks to enjoin the operation of any provision of this Agreement, including, without limitation, the provisions related to the authority of the Holders’ Representative to act on behalf of such Holder and all Holders as set forth in this Agreement.

3. THE RIGHTS AGENT.

3.1 Certain Duties and Responsibilities. The Rights Agent shall not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful misconduct, bad faith or gross negligence (in each case as determined by a final, non-appealable decision of a court of competent jurisdiction). Parent and its Affiliates will not have any liability for acts or omissions by the Rights Agent in connection with this Agreement.

3.2 Limitation on Duties and Responsibilities of Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. In addition, the Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by Parent, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Parent.

3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation will take effect, which notice will be sent at least thirty (30) days prior to the date so specified. Parent may, in its sole discretion, remove the Rights Agent at any time by notice specifying a date when such removal will take effect. Such notice of removal will be given by Parent to the Rights Agent, which notice will be sent at least thirty (30) days prior to the date so specified.

(b) If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, Parent shall as soon as is reasonably possible appoint a qualified successor Rights Agent who shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c) Parent shall give written notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent to the Holders’ Representative who has the obligation to notify each Holder as their names and addresses appear in the CVR Register. Each notice will include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed.

3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder will execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights (except such rights of predecessor rights agent which survive pursuant to Section 3.3 of this Agreement), powers and trusts of the retiring Rights Agent.

4. COVENANTS.

4.1 List of Holders. Parent shall furnish or cause to be furnished to the Rights Agent (with a copy to the Holders’ Representative) in such form as Parent receives from Parent’s transfer agent (or other agent performing similar services for Parent), the names and addresses of the Holders within thirty (30) Business Days of the Effective Time.

4.2 CVR Clinical Trial(s).

(a) From the Closing through September 30, 2021, and subject to any limitations set forth in this Agreement, Parent shall, or shall cause its Affiliates to, use Commercially Reasonable Efforts to perform the key tasks necessary to (i) continue the Planned Clinical Trial in strict accordance with the Planned Protocol, and (ii) conduct the Proposed Clinical Trial in strict accordance with the Proposed Protocol.

(b) Parent shall have no obligation to pay any fees and expenses for the CVR Clinical Trial(s) in the aggregate in excess of the Clinical Trial Cap. In the event that the total fees and expenses incurred by Parent to conduct the CVR Clinical Trials(s) exceed, in the aggregate, the Clinical Trial Cap, Parent may, in its sole discretion and upon written notice to the Rights Agent and the Holders’ Representative, terminate this Agreement without liability, whereupon Parent shall be relieved of any and all obligations contained herein. Without limiting the foregoing, in the event Parent anticipates that the total fees and expenses reasonably necessary to conduct the CVR Clinical Trial(s) will exceed, in the aggregate, the Clinical Trial Cap, Parent shall use reasonable efforts to promptly notify the Rights Agent and the Holders’ Representative in writing.

(c) Parent has no obligation to conduct any tasks relating to the CVR Clinical Trial(s) after September 30, 2021. In the event (i) the CVR Clinical Trial(s) are not completed by September 30, 2021, for any reason, or (ii) an applicable Regulatory Authority requires or requests additional testing or information beyond that which is in the possession and control of Parent prior to the Merger Agreement Date or produced (or expected to be produced) after the Merger Agreement Date pursuant to the Planned Protocol or the Proposed Protocol; Parent may, in its sole discretion and upon written notice to the Rights Agent and the Holders’ Representative, terminate its obligations under this Agreement with respect to Section 4.2(a) without liability whereupon Parent shall be relieved of any and all obligations contained in Section 4.2(a).

(d) Parent has no obligation to make any modifications, improvements, alterations, or other changes to the CVR Product or the process of manufacture thereof. In the event the CVR Product or the process of manufacture thereof, requires any modifications, Parent may, in its sole discretion and upon written notice to the Rights Agent, terminate this Agreement without liability whereupon Parent shall be relieved of any and all obligations contained herein.

(e) Subject to the terms and conditions of this Agreement Parent shall have no obligation under this Agreement to develop any additional technology, conduct any additional Clinical Trials, or be responsible for any filings, approvals, and requests for information from any Regulatory Authority, for any reason related to the CVR Product.

(f) Parent shall have no obligation to take (or refrain from taking) any action which would trigger any payment owing to [***] or its Affiliates under that certain [***], between [***], and Parent, as may be amended from time to time, unless such payment is directly paid by a Partner or its Affiliates prior to the applicable due date.

4.3 CVR Commercial Agreement.

(a) Subject to Parent’s termination rights set forth in this Agreement, Parent shall, or shall cause its Affiliates to, use Commercially Reasonable Efforts to, through September 30, 2021, reasonably support Finder pursuant to the Finder Agreement in Finder’s efforts to identify one or more Partners and negotiate and complete a CVR Commercial Agreement with such Partner for the Commercialization of the CVR Product by Partner in one or more countries or regions in the world. Parent shall have no obligation to enter into any agreement for the Commercialization of the CVR Product that is not a CVR Commercial Agreement or to commit the use, in connection with its activities under this Section 4.3(a), of more than the budgeted FTE(s) specified for such activities in the Budget.

(b) Parent has no obligation to support Finder after September 30, 2021. If a CVR Commercial Agreement is not mutually agreed, duly executed, and delivered prior September 30, 2021, Parent may terminate, in its sole discretion and upon written notice to the Rights Agent, this Agreement without liability whereupon Parent shall be relieved of any and all obligations contained herein.

(c) Notwithstanding anything contained herein to the contrary, Parent shall not, and shall not permit its Affiliates to: (i) amend any CVR Commercial Agreement, or waive any right thereunder if such amendment or waiver materially and adversely affects the rights of the Holders to receive the CVR Payment Amounts hereunder, unless the Holders’ Representative consents to each such amendment or waiver, which shall not be unreasonably withheld, delayed, or conditioned; (ii) assign any CVR Commercial Agreement without the consent of the Holders’ Representative, which shall not be unreasonably withheld, delayed, or conditioned, unless such assignee agrees to assume all obligations under, and agrees to be bound in writing to the terms of, the CVR Commercial Agreement and this Agreement; or (iii) intentionally take any action for the principal purpose of reducing the amount of CVR Payment Amounts payable under this Agreement; provided, however, that Parent shall have no obligation to enforce the terms of the CVR Commercial Agreement against Partner or take any legal action against Partner in the event of an actual or alleged breach by Partner of the CVR Commercial Agreement.

(d) Prior to December 31, 2021 (the “Outside Date”), Parent shall not, and shall not permit its Affiliates to, grant, assign, transfer or otherwise convey any rights (including any option to obtain rights) to any Third Party to research, develop or Commercialize the CVR Product without obtaining the prior written consent of the Holders’ Representative, other than to (i) contract research, contract manufacturing and similar service providers engaged to perform services on Parent or its Affiliate’s behalf, (ii) a Partner pursuant to a CVR Commercial Agreement, or (iii) an Acquiror (as defined below) in connection with an Acquisition (as defined below).

4.4 Books and Records. Parent shall, and shall cause its Affiliates to, keep true, complete and accurate records in sufficient detail to enable the Rights Agent to confirm the applicable Payment Amount payable hereunder in accordance with the terms specified in this Agreement.

4.5 Audits. Until the expiration of this Agreement and for a period of one (1) year thereafter, Parent shall keep complete and accurate records in sufficient detail to permit the Rights Agent to confirm the accuracy of the payments due hereunder. The Rights Agent or the Holders’ Representative shall each have the right to cause an independent internationally recognized accounting firm reasonably acceptable to Parent to audit such records for the sole purpose of confirming payments for a period covering not more than the preceding three (3) years. Parent may require such accounting firm to execute a reasonable confidentiality agreement with Parent prior to commencing the audit. The accounting firm shall disclose to Rights Agent or the Holders’ Representative, as applicable, only whether the reports are correct or not and the specific details concerning any discrepancies. No other information shall be shared. Such audits may be conducted during normal business hours upon reasonable prior written notice to Parent, but no more than frequently than once per year. No accounting period of Parent shall be subject to audit more than one time by the Rights Agent or the Holders’ Representative, as applicable, unless after an accounting period has been audited by the Rights Agent or the Holders’ Representative, as applicable, Parent restates its financial results for such accounting period, in which event the Rights Agent or the Holders’ Representative, as applicable, may conduct a second audit of such accounting period in accordance with this Section 4.5. Adjustments (including remittances of underpayments or overpayments disclosed by such audit) shall be made by the Parties to reflect the results of such audit, which adjustments shall be paid promptly following receipt of an invoice therefor. The Rights Agent or the Holders’ Representative, as applicable, shall bear the full cost and expense of such audit unless such audit discloses an underpayment by Parent of twenty percent (20%) or more of the Payment Amount due under this Agreement, in which case Parent shall bear the full cost and expense of such audit.

5. HOLDERS’ REPRESENTATIVE.

5.1 Appointment of Holders’ Representative. To the extent valid and binding under applicable law, the Holders’ Representative is hereby appointed, authorized and empowered to be the exclusive representative, agent and attorney-in-fact of each Holder, with full power of substitution, to make all decisions and determinations and to act (or not act) and execute, deliver and receive all agreements, documents, instruments and consents on behalf of and as agent for each Holder at any time in connection with, and that may be necessary or appropriate to accomplish the intent and implement the provisions of this Agreement and to facilitate the consummation of the transactions contemplated hereby, including without limitation for purposes of (i) negotiating and settling, on behalf of the Holders, any dispute that arises under this Agreement after the Effective Time, (ii) confirming the satisfaction of Parent’s obligations under this Agreement and (iii) negotiating and settling matters with respect to the amounts to be paid to the Holders pursuant to this Agreement.

5.2 Authority. To the extent valid and binding under applicable law, the appointment of the Holders’ Representative by the Holders upon the Effective Time is coupled with an interest and may not be revoked in whole or in part (including, without limitation, upon the death or incapacity of any Holder). Subject to the prior qualifications, such appointment shall be binding upon the heirs, executors, administrators, estates, personal representatives, officers, directors, security holders, successors and assigns of each Holder. To the extent valid and binding under applicable law, all decisions of the Holders’ Representative shall be final and binding on all Holders. Parent and the Rights Agent shall be entitled to rely upon, without independent investigation, any act, notice, instruction or communication from the Holders’ Representative and any document executed by the Holders’ Representative on behalf of any Holder and shall be fully protected in connection with any action or inaction taken or omitted to be taken in reliance thereon, absent gross negligence, bad faith or willful misconduct by Parent or the Rights Agent (as such gross negligence, bad faith or willful misconduct is determined by a final, non-appealable judgment of a court of competent jurisdiction, as applicable). The Holders’ Representative shall not be responsible for any loss suffered by, or liability of any kind to, the Holders arising out of any act done or omitted by the Holders’ Representative in connection with the acceptance or administration of the Holders’ Representative’s duties hereunder, unless such act or omission involves gross negligence, bad faith or willful misconduct.

5.3 Successor Holders’ Representative. The Holders’ Representative may be removed for any reason or no reason by written consent of the Acting Holders. In the event that the Holders’ Representative dies, becomes unable to perform his or her responsibilities hereunder or resigns or is removed from such position, the Acting Holders shall be authorized to and shall select another representative to fill such vacancy and such substituted representative shall be deemed to be the Holders’ Representative for all purposes of this Agreement. The newly-appointed Holders’ Representative shall notify Parent, the Rights Agent and any other appropriate Person in writing of his or her appointment, provide evidence that the Acting Holders approved such appointment and provide appropriate contact information for purposes of this Agreement. Parent and the Rights Agent shall be entitled to rely upon, without independent investigation, the identity and validity of such newly-appointed Holders’ Representative as set forth in such written notice. In the event that within 30 days after the Holders’ Representative dies, becomes unable to perform his or her responsibilities hereunder or resigns or is removed from such position, no successor Holders’ Representative has been so selected, the Rights Agent shall notify the Person holding the largest quantity of the outstanding CVRs (and who is not Parent) that such Person is the successor Holders’ Representative, and such Person shall be the successor Holders’ Representative hereunder. If such Person notifies the Rights Agent in writing that such Person declines to serve, the Rights Agent shall forthwith notify the Person holding the next-largest quantity of the outstanding CVRs (and who is not Parent) that such next-largest-quantity Person is the successor Holders’ Representative, and such next-largest-quantity Person shall be the successor Holders’ Representative hereunder. (And so on, to the extent as may be necessary.) The Holders are intended third party beneficiaries of this Section 5.3. If a successor Holders’ Representative is not appointed pursuant to the preceding procedure within 60 days after the Holders’ Representative dies, becomes unable to perform his or her responsibilities hereunder or resigns or is removed from such position, Rights Agent shall appoint a successor Holders’ Representative.

5.4 Termination of Duties and Obligations. Except to provide the written consent contemplated in Section 4.3(d) (or to withhold such consent, as the case may be), the Holders’ Representative’s duties and obligations under this Agreement shall survive until no CVRs remain outstanding or until this Agreement expires or is terminated pursuant to Section 6.7 or the other applicable terms hereof, whichever is earlier.

6. OTHER PROVISIONS OF GENERAL APPLICATION.

6.1 Notices to Rights Agent, Parent and Holders’ Representative. All requests and notices required or permitted to be given to the Parties hereto shall be given in writing, shall expressly reference the section(s) of this Agreement to which they pertain, and shall be delivered to the other Party, effective on receipt, at the appropriate address as set forth below or to such other addresses as may be designated in writing by the Parties from time to time during the term of this Agreement:

If to the Rights Agent, to it at:

[INSERT]

Attn: [INSERT]

Email: [INSERT]

With a copy to:

If to Parent, to it at:

[INSERT]

Attn: [INSERT]

Email: [INSERT]

With a copy to:

If to the Holders’ Representative, to him at:

[INSERT]

Attn: [INSERT]

Email: [INSERT]

With a copy to:

[INSERT]

Attn: [INSERT]

Email: [INSERT]

The Rights Agent, Parent or the Holders’ Representative may specify a different address or electronic mail address by giving notice in accordance with this Section 6.1.

6.2 Notice by Rights Agent or the Holders’ Representative to Holders. Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.

6.3 Parent Successors and Assigns; Merger of Rights Agent.

(a) Parent may not assign this Agreement without the prior written consent of the Holders’ Representative, provided that (i) Parent may assign, in its sole discretion and without the consent of any other Party, any or all of its rights, interests and obligations hereunder to one or more Affiliates of Parent (each, an “Assignee”) provided that the Assignee agrees to assume and be bound by all of the terms of this Agreement, and (ii) Parent may assign this Agreement in its entirety without the consent of any other Party to its successor in interest in connection with the sale of all or substantially all of its assets or of its stock, or in connection with a merger, acquisition or similar transaction (such successor in interest, the “Acquiror”, and such transaction, the “Acquisition”). This Agreement will be binding upon, inure to the benefit of and be enforceable by Parent’s successors, acquirers and each Assignee. Each reference to “Parent” in this Agreement shall be deemed to include Parent’s successors, acquirers and all Assignees. Each of Parent’s successors, acquirers and assigns shall expressly assume by an instrument supplemental hereto, executed and delivered to the Rights Agent, the due and punctual payment of the CVR Payments and the due and punctual performance and observance of all of the covenants and obligations of this Agreement to be performed or observed by Parent.

(b) The Holders’ Representative may not delegate nor assign this Agreement nor any right or obligation hereunder, in whole or part, without the prior express written consent of the other Parties. Any permitted assignee shall assume all obligations of the Holders’ Representative under this Agreement.

(c) The Rights Agent may not assign this Agreement without the prior written consent of Parent, provided that the Rights Agent may assign this Agreement in its entirety without the consent of any other Parties to its successor in interest in connection with the sale of all or substantially all of its assets or of its stock, or in connection with a merger, acquisition or similar transaction. Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the Parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of the Agreement. The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 6.3(c).

6.4 Benefits of Agreement. Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent, Parent, Parent’s successors and assignees, and the Holders) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Rights Agent, Parent, Parent’s successors and assignees, and the Holders. The rights of Holders are limited to those expressly provided in this Agreement and the Merger Agreement.

6.5 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The Parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable provision; provided, however, that if such excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written notice to Parent.

6.6 Counterparts and Signature. This Agreement may be executed in two or more counterparts (including by electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties hereto and delivered to the other Party, it being understood that the Parties need not sign the same counterpart.

6.7 Termination.

(a) Unless otherwise terminated earlier in accordance with the termination rights set forth in this Agreement, this Agreement will expire and be of no force or effect, the Parties hereto will have no liability hereunder (other than with respect to monies due and owing by Parent to Rights Agent or any other rights of the Rights Agent which expressly survive the termination of this Agreement), and no additional payments will be required to be made, upon the expiration or termination of the CVR Term; provided that the following provisions shall survive any termination or expiration of this Agreement and shall remain fully effective and enforceable thereafter: Section 4.3(c) (clause (iii) only), Section 4.3(d) (until the Outside Date), Section 4.5 (for the one (1) year period specified therein) and Section 5.2.

(b) This Agreement will terminate automatically upon termination of the Merger Agreement prior to the Effective Time.

6.8 Entire Agreement. Notwithstanding the reference to any other agreement hereunder, this Agreement contains the entire understanding of the Parties hereto and thereto with reference to the transactions and matters contemplated hereby and thereby and supersedes all prior agreements, written or oral, among the Parties with respect hereto and thereto. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, this Agreement will govern and control.

6.9 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between the Parties arising out of or relating to this Agreement, each Party: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 6.9; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 6.1 of this Agreement; and (f) irrevocably and unconditionally waives the right to trial by jury.

6.10 Amendments. No amendment, modification or waiver of any provision of this Agreement shall be effective unless in writing and signed by duly authorized signatories of Parent, the Rights Agent, and the Holders’ Representative; provided, however, that Parent and the Rights Agent may, without the consent of Holders’ Representative, amend this Agreement (a) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws, (b) to evidence the succession of another Person to Parent and the assumption by such successor of the covenants of Parent herein, (c) to evidence the succession of another Person as a successor Rights Agent and the assumption by such successor of the covenants and obligations of the Rights Agent herein; (d) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders, or (e) any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders. Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to subsections (a)-(e) of this Section 6.10, Parent will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders’ Representative and to each Holder at its address as it appears on the CVR Register, setting forth such amendment. The failure to deliver such notice, or any defect in such notice, shall not impair or affect the validity of such amendment to this Agreement. Upon the execution of any amendment under this Section 6.10, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and each party and every Holder will be bound thereby.

6.11 Rules of Construction. Except as otherwise explicitly specified to the contrary, (a) references to a Section means a Section of this Agreement unless another agreement is specified, (b) the word “including” (in its various forms) means “including without limitation,” (c) references to a particular statute or regulation include all rules and regulations thereunder and any successor statute, rules or regulation, in each case as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively, (e) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement and (f) all references to dollars or “$” refer to United States dollars.

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IN WITNESS WHEREOF, each of the Parties has caused this Contingent Value Rights Agreement to be executed on its behalf by its duly authorized officers, and the Holders’ Representative has executed this Contingent Value Rights Agreement, as of the day and year first above written.

RESTORBIO, INC.

By:
Name:
Title:

[RIGHTS AGENT]

By:
Name:
Title:

[HOLDERS’ REP]

By:

Annex B

April 28, 2020

The Board of Directors

resTORbio, Inc.

500 Boylston Street, 13th Floor

Boston, MA 02116

Dear Board of Directors:

We understand that resTORbio, Inc. (together with its subsidiaries, the “Company”) is contemplating a merger transaction (the “Transaction”) whereby, on the terms and subject to the conditions set forth in the Agreement (as defined below), all shares of the common stock and the preferred stock of Adicet Bio, Inc. (“Adicet”) outstanding immediately prior to the Transaction (excluding shares to be canceled pursuant to the Agreement and shares held by stockholders who have exercised and perfected appraisal rights for such shares) shall be automatically converted into shares of Company common stock at an exchange ratio (the “Exchange Ratio”) equal to the quotient obtained by dividing (a) (i) $220,000,000 divided by (ii) the number of outstanding shares of Adicet capital stock by (b) (i) $73,333,333.33 divided by (ii) the number of outstanding shares of Company common stock. We also understand that, pursuant to the Agreement, the stockholders of the Company as of the effective time of the Transaction shall be entitled to one contractual contingent value right (each, a “CVR” and, collectively the “CVRs”) issued by the Company subject to and in accordance with the terms and conditions of the CVR Agreement referenced in the Agreement.

The Board of Directors of the Company (the “Board”) (i) will be considering certain financial aspects of the Transaction, among other matters, prior to deciding whether or not to approve the execution and delivery of the Agreement and (ii) has requested our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to the Company.

For purposes of our opinion, we have:

1.

reviewed the financial terms and conditions of a draft dated April 24, 2020 of the Agreement and Plan of Merger to be entered into by the Company, a wholly owned subsidiary of the Company and Adicet (the “Agreement”);

2.	reviewed certain business and financial information relating to the Company, including the Company’s audited financial statements for the years ended December 31, 2018 and 2019;

3.	reviewed certain business and financial information relating to Adicet, including Adicet’s financial statements for the years ended December 31, 2018 and 2019;

4.

reviewed certain financial projections provided to us by the Company relating to the Company and Adicet, and certain other historical and current financial and business information provided to us by the Company and Adicet;

5.	held discussions regarding the operations, financial condition and prospects of the Company and Adicet with the respective managements of the Company and Adicet;

6.	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

7.	reviewed for information purposes the financial and stock market performances of certain publicly traded companies that we deemed to be relevant; and

8.	performed such other studies, analyses and inquiries and considered such other factors as we deemed appropriate.

The Board of Directors

resTORbio, Inc.

April 28, 2020

In arriving at our opinion, we have, with your consent, (i) relied upon and assumed the accuracy and completeness of the foregoing information without independent verification, (ii) not assumed any responsibility for independently verifying such information, and (iii) relied on the assurances of the management of the Company and Adicet that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Adicet, nor have we been furnished with any such evaluations or appraisals. With respect to the financial projections referred to above and any other forecasts or forward-looking information, we have assumed, at the direction of the management of the Company that such projections, forecasts and information were reasonably prepared and reflect the best currently available estimates and good faith judgments of such management as to the expected future results of operations and financial condition of the Company and Adicet and the other matters covered thereby, and we have relied on such information in arriving at our opinion and have not assessed the reasonableness or achievability of such projections, forecasts and information. Further, with respect to such financial projections, as part of our analysis in connection with this opinion, we have assumed, at the direction of the Company, that the financial results reflected therein can be realized in the amounts and at the times indicated thereby.

In addition, in arriving at our opinion, we have assumed, with your consent, that (i) there has been no material change in any of the assets, liabilities, financial condition, business or prospects of the Company or Adicet since the date of the most recent financial statements and other information made available to us, and there will be no material adjustments to the Exchange Ratio, (ii) all material information we have requested from the Company and Adicet during the scope of our engagement has been provided to us fully and in good faith, (iii) the Transaction will be consummated in accordance with the terms and conditions set forth in the Agreement (the final terms and conditions of which we have assumed will not differ in any respect material to our analysis from the aforementioned draft we have reviewed), without any waiver, modification or amendment of any material terms or conditions, (iv) the representations and warranties made by the parties to the Agreement are and will be true and correct in all respects material to our analysis, (v) all governmental and third party consents, approvals and agreements necessary for the consummation of the Transaction will be obtained without any adverse effect on Adicet or the Transaction, and (vi) the Transaction will not violate any applicable federal or state statutes, rules or regulations.

This opinion does not constitute legal, regulatory, accounting, insurance, tax or other similar professional advice and does not address (i) the underlying decision of the Company to proceed with or effect the Transaction, (ii) the terms of the Transaction (other than the Exchange Ratio to the extent expressly addressed herein) or any arrangements, understandings, agreements or documents related to the Transaction, (iii) the fairness of the Transaction (other than with respect to the Exchange Ratio to the extent expressly addressed herein) or any other transaction to the Company or the Company’s equity holders or creditors or any other person or entity, (iv) the relative merits of the Transaction as compared to any alternative strategy or transaction that might exist for the Company, or the effect of any other transaction which it may consider in the future, (v) the tax, accounting or legal consequences of the Transaction, or (vi) the solvency, creditworthiness, fair market value or fair value of any of the Company, Adicet or their respective assets under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters. This opinion expresses no opinion as to the fairness of the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons, relative to the Exchange Ratio.

Our opinion is necessarily based on business, economic, monetary, market and other conditions as they exist and can reasonably be evaluated on, and the information made available to us as of, the date hereof. In particular, we note that there is significant uncertainty in the Company’s industry and significant volatility in the equity and credit markets. Subsequent developments may affect this opinion, and we assume no responsibility for updating

The Board of Directors

resTORbio, Inc.

April 28, 2020

or revising our opinion based on circumstances or events occurring after the date hereof (regardless of the closing date of the Transaction). We have not been engaged to amend, supplement or update this opinion at any time. We express no view or opinion as to the prices at which the shares of Company common stock may be sold or exchanged, or otherwise be transferable, at any time. We express no view or opinion as to any product that may result from the Company’s COVID-19 study or the terms of, or any value related to, the CVRs.

We have acted as a financial advisor to the Company with respect to the proposed Transaction and will receive a fee for our services, a portion of which is payable upon the delivery of this opinion (which will be credited against any fee subsequently paid upon consummation of the Transaction) and a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, (i) the Company has agreed to indemnify us against certain claims and liabilities related to or arising out of our engagement, and (ii) we may seek to provide financial advisory services to the Company, Adicet or their respective affiliates in the future, for which we would expect to receive compensation.

This opinion was approved by a JMP Securities LLC fairness opinion committee.

This opinion is directed and addressed to the Board (in its capacity as such) in connection with its consideration of the Transaction. This opinion does not (i) constitute a recommendation as to how the Board or any shareholder should act or vote with respect to the Transaction or any other matter, and (ii) create any fiduciary duties on the part of JMP Securities LLC to any persons or entities.

Based upon and subject to and in reliance on the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the Company.

Very truly yours,

JMP SECURITIES LLC

Annex C

Annex C

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g)), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex D

Annex D

CERTIFICATE OF AMENDMENT OF THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF RESTORBIO, INC. PURSUANT TO SECTION 242 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

resTORbio, Inc., a Delaware corporation (referred to as the “Corporation”), hereby certifies as follows:

The Board of Directors of the Corporation (referred to as the “Board of Directors”), pursuant to Section 242 of the Delaware General Corporations Law (referred to as “DGCL”), has duly adopted a resolution setting forth the following proposed amendment (referred to as the “Amendment”) to the Corporation’s third amended and restated certificate of incorporation as currently in effect (referred to as the “Certificate of Incorporation”) and declaring such amendment advisable, and the stockholders of the Corporation have duly approved and adopted the Amendment at the special meeting of stockholders called and held upon notice in accordance with Section 222 and Section 242 of the DGCL.

In order to effect such proposed amendment, ARTICLE IV of the Certificate of Incorporation is hereby amended so that the following paragraph be inserted at the end of second full paragraph of such Article to read as follows:

“That, at [5:00 p.m.], Eastern time, on the date of filing of this Certificate of Amendment of the Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), each [●]34 (the “Conversion Number”) shares of the Common Stock (including treasury shares) issued and outstanding as of effective time of the merger shall be combined into one validly issued, fully paid and non-assessable share of Common Stock, automatically and without any action by the holder thereof (the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.0001 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. In lieu of any fractional shares to which a stockholder would otherwise be entitled (after taking into account all fractional shares of Common Stock otherwise issuable to such holder), the Corporation shall, upon surrender of such holder’s certificate(s) representing such fractional shares of Common Stock, pay cash in an amount equal to such fractional shares of Common Stock multiplied by [the then fair value of the Common Stock as determined by the Board of Directors].”

Each stock certificate or book entry share that, immediately prior to effective time of the merger, represented shares of Common Stock that were issued and outstanding immediately prior to effective time of the merger shall, from and after effective time of the merger, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after effective time of the merger into which the shares formerly represented by such certificate or book entry share have been combined (as well as the right to receive cash in lieu of fractional shares of Common Stock after effective time of the merger); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to effective time of the merger shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after effective time of the merger into which the shares of Common Stock formerly represented by such certificate shall have been combined.

[34]

Shall be a number greater than four (4) and up to ten (10) and shall include not more than three decimal digits. By approving the Reverse Stock Split, the stockholders of the Corporation are approving the Amendment to the Certificate of Incorporation for each possible Conversion Number within such range, and authorizing the Board of Directors to file such Amendment(s) as the Board of Directors deems advisable and in the best interest of the Corporation and its stockholders either prior to or after the merger, with any such Amendment not filed on or prior to the end of trading hours on the third trading day after the closing date under the merger agreement being abandoned and of no further force and effect.

D-1

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of the Corporation on this day [●] of [●], 2020.

resTORbio, Inc.

By:
Chen Schor
President and Chief Executive Officer

D-2

Annex E

FIRST AMENDMENT TO THE RESTORBIO, INC.

2018 STOCK OPTION AND INCENTIVE PLAN

This First Amendment (this “Amendment”) to the resTORbio, Inc. 2018 Stock Option and Incentive Plan (the “Plan”), of resTORbio, Inc. (the “Company”) is effective as of the date of approval by the Company’s stockholders (the “Effective Date”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Plan.

As of the Effective Date, the Plan shall be amended as follows:

1.	Section 3(a) of the Plan is hereby deleted in its entirety and replaced with the following:

(a)

Stock Issuable.     The maximum number of shares of Stock reserved and available for issuance under the Plan shall be 19,635,419 shares of Stock (the “Initial Limit”), subject to adjustment as provided in Section 3(c), plus on January 1, 2021 and each January 1 thereafter, the number of shares of Stock reserved and available for issuance under the Plan shall be cumulatively increased by 4% of the number of shares of Stock issued and outstanding on the immediately preceding December 31 (the “Annual Increase”). Subject to such overall limitation, the maximum aggregate number of shares of Stock that may be issued in the form of Incentive Stock Options shall not exceed the Initial Limit cumulatively increased on January 1, 2021 and on each January 1 thereafter by the lesser of the Annual Increase for such year or 12,135,175 shares of Stock, subject in all cases to adjustment as provided in Section 3(c). For purposes of this limitation, the shares of Stock underlying any Awards that are forfeited, canceled, held back upon exercise of an Option or settlement of an Award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of Stock or otherwise terminated (other than by exercise) under each of the Plan and the 2017 Plan shall be added back to the shares of Stock available for issuance under the Plan. In the event the Company repurchases shares of Stock on the open market, such shares shall not be added to the shares of Stock available for issuance under the Plan. Subject to such overall limitations, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award. The shares available for issuance under the Plan may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company.

2.	Except as expressly amended by this Amendment, the Plan shall continue in full force and effect in accordance with the provisions thereof.

[signature page to follow]

IN WITNESS WHEREOF, the Company has caused this Amendment to be duly executed as of the date first written above.

RESTORBIO, INC.

By:
Name: Chen Schor Title: Chief Executive Officer

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT

Item 20 – Indemnification and Officers

Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (referred to as the “DGCL”) empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. resTORbio’s amended and restated certificate of incorporation provides that to the fullest extent permitted by the DGCL, a director of resTORbio shall not be personally liable to resTORbio or its stockholders for monetary damages for breach of fiduciary duty as a director. resTORbio’s amended and restated bylaws provide that to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person.

resTORbio entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in the resTORbio certificate of incorporation and the resTORbio bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

resTORbio has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of resTORbio against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain inclusions.

Pursuant to the terms of the merger agreement, from the effective time of the merger through the sixth anniversary of the date on which the effective time of the merger occurs, resTORbio must indemnify and hold harmless each person who is now, or has been at any time prior to the date thereof, or who becomes prior to the effective time of the merger, a director or officer of resTORbio or Adicet, respectively, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorney’s fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation to the fullest extent permitted under the DGCL. Each such person will also be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation, provided that such person provides an undertaking required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. From and after the effective time of the merger, resTORbio must maintain directors’ and officers’ liability insurance policies, with an effective date as of the closing date of the merger, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to resTORbio. In addition, resTORbio shall purchase, prior to the effective time of the merger, a six-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of resTORbio’s existing directors’ and officers’ insurance policies with terms, conditions, retentions and limits of liability that are no less favorable than the current directors’ and officers’ liability insurance policies maintained by resTORbio.

Further, pursuant to the terms of the merger agreement, the provisions of the resTORbio certificate of incorporation and the resTORbio bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of resTORbio shall not be amended, modified or repealed for a period of six years from the effective time of the merger in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the effective time of the merger, were officers and directors of resTORbio.

Item 21 – Exhibits and Financial Statement Schedules

a) Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b) Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and are incorporated herein by reference.

Item 22 – Undertakings

(a) The undersigned registrant hereby undertakes as follows:

(1) That prior to any public reoffering of the securities registered hereunder through use of a proxy statement/prospectus/information statement which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering proxy statement/prospectus/information statement will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) That every proxy statement/prospectus/information statement (i) that is filed pursuant to paragraph (a)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To respond to requests for information that is incorporated by reference into this proxy statement/prospectus/information statement pursuant to Item 4 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(4) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

2.1	Merger Agreement, dated as of April 28, 2020, by and among resTORbio, Adicet and Project Oasis Merger Sub, Inc. (included as Annex A to this proxy statement/prospectus/information statement forming a part of this Registration Statement)

2.2	Form of Support Agreement, by and among resTORbio, Inc., Adicet Bio, Inc. and certain stockholders of Adicet Bio, Inc. (included as Annex A to this proxy statement/prospectus/information statement forming a part of this Registration Statement)

2.3	Form of Support Agreement, by and among resTORbio, Inc., Adicet Bio, Inc. and certain stockholders of resTORbio, Inc. (included as Annex A to this proxy statement/prospectus/information statement forming a part of this Registration Statement)

2.4	Form of Lockup Agreement, by and among resTORbio, Inc., Adicet Bio, Inc. and certain stockholders of resTORbio, Inc. and Adicet Bio, Inc. (included as Annex A to this proxy statement/prospectus/information statement forming a part of this Registration Statement)

2.5	Funding Agreement, by and among resTORbio, Inc., Adicet Bio, Inc. and certain stockholders of resTORbio, Inc. and Adicet Bio, Inc. (included as Annex A to this proxy statement/prospectus/information statement forming a part of this Registration Statement)

2.6+	Form of CVR Agreement, by and among resTORbio, Inc., Holders’ Representative and Rights Agent (included as Annex A to this proxy statement/prospectus/information statement forming a part of this Registration Statement)

3.1	Third Amended and Restated Certificate of Incorporation of the Registrant (as currently in effect) (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 001-38359) filed with the SEC on January 30, 2018)

3.2	Amended and Restated Bylaws of the Registrant (as currently in effect) (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K (File No. 001-38359) filed with the SEC on January 30, 2018)

4.1	Specimen stock certificate evidencing the shares of common stock (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-222373) filed with the SEC on January 16, 2018)

4.2	Amended and Restated Investors’ Rights Agreement, dated as of November 29, 2017, among the Registrant and the other parties thereto (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 (File No. 333-222373) filed with the SEC on December 29, 2017)

5.1**	Opinion of Goodwin Procter LLP regarding the validity of the securities.

8.1**	Opinion of Morrison & Foerster LLP regarding tax matters.

10.1#	2017 Stock Incentive Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-222373) filed with the SEC on January 16, 2018)

10.2#	2018 Stock Option and Incentive Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-222373) filed with the SEC on January 16, 2018)

10.3#	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-222373) filed with the SEC on January 16, 2018)

Exhibit Number	Description of Exhibit

10.4#	Form of Officer Indemnification Agreement (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-222373) filed with the SEC on January 16, 2018)

10.5#	2018 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-222373) filed with the SEC on January 16, 2018)

10.6#	Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-222373) filed with the SEC on January 16, 2018)

10.7+	License Agreement, dated as of March 23, 2017, by and between the Registrant and Novartis International Pharmaceutical Ltd. (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-222373) filed with the SEC on January 16, 2018)

10.8+	First Amendment to License Agreement, dated as of October 3, 2017, by and among the Registrant and Novartis International Pharmaceutical Ltd. (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 (File No. 333-222373) filed with the SEC on December 29, 2017)

10.9#	Offer Letter, dated as of March 31, 2017, between the Registrant and Chen Schor (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1 (File No. 333-222373) filed with the SEC on December 29, 2017)

10.10#	Offer Letter, dated as of March 31, 2017, between the Registrant and Joan Mannick (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1 (File No. 333-222373) filed with the SEC on December 29, 2017)

10.11#	Offer Letter, dated as of October 5, 2017, between the Registrant and John McCabe (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 (File No. 333-222373) filed with the SEC on December 29, 2017)

10.12#	Amendment to Offer Letter, dated as of March 31, 2017, between the Registrant and Joan Mannick (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-222373) filed with the SEC on January 16, 2018)

10.13#	Amendment to Offer Letter, dated as of March 31, 2017, between the Registrant and Chen Schor (incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-222373) filed with the SEC on January 16, 2018)

10.14	Office Lease Agreement, dated as of January 8, 2018, by and between the Registrant and 500 Boylston and 222 Berkeley Owner (DE) LLC (incorporated by reference to Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-222373) filed with the SEC on January 16, 2018)

10.15#	Senior Executive Cash Incentive Bonus Plan (incorporated by reference to Exhibit 10.16 of the Registrant’s Annual Report on Form 10-K (File No. 001-38359) filed with the SEC on March 29, 2018)

10.16#	Second Amendment to Offer Letter, effective as of March 1, 2019, between the Registrant and Joan Mannick (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-38359) filed with the SEC on May 15, 2019)

Exhibit Number	Description of Exhibit

10.17	First Amendment to Office Lease, dated as of April 1, 2019, by and between the Registrant and 500 Boylston and 222 Berkeley Owner (DE) LLC (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-38359) filed with the SEC on May 15, 2019)

10.18#	Employment Agreement, dated as of May 8, by and between the Registrant and Lloyd Klickstein (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-38359) filed with the SEC on August 14, 2019)

10.19	Amendment No. 2 to License Agreement, dated August 20, 2019, by and between the Registrant and Novartis International Pharmaceutical Ltd. (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-38359) filed with the SEC on November 5, 2019)

10.20**#	Transition Agreement, dated April 28, 2020, as amended, by and between Adicet Bio, Inc. and Anil Singhal.

10.21**#	Independent Contractor Services Agreement, dated as of April 28, 2020, by and between Adicet Bio, Inc. and Anil Singhal.

10.22**#†	Employment Offer Letter, dated as of September 4, 2019, between Adicet Bio, Inc. and Francesco Galimi, M.D. Ph.D.

10.23**#	Amendment to Francesco Galimi’s Employment Offer Letter, dated as of April 25, 2020, between Adicet Bio, Inc. and Francesco Galimi, M.D. Ph.D.

10.24**#†	Employment Offer Letter, dated as of November 1, 2017, between Adicet Bio, Inc. and Carrie A. Krehlik

10.25**#†	Employment Offer Letter, dated as of May 17, 2018, between the Adicet Bio, Inc. and Stewart E. Abbot

10.26**#	Amendment to Stewart Abbot’s Employment Offer Letter, dated as of June 18, 2020, between Adicet Bio, Inc. and Stewart Abbot, Ph.D.

10.27**#	Adicet Bio, Inc. 2015 Stock Incentive Plan

10.28**#	Adicet 2015 Plan – Israeli Sub Plan

10.29**#	Form of Adicet Bio, Inc. 2015 Stock Incentive Plan Stock Option Agreement (Immediately Exercisable)

10.30**#	Form of Adicet Bio, Inc. 2015 Stock Incentive Plan Stock Option Agreement (Non-Immediately Exercisable)

10.31**#	Form of Adicet Bio, Inc. 2015 Stock Incentive Plan Stock Option Agreement (Israel 3(i))

10.32**#	Form of Adicet Bio, Inc. 2015 Stock Incentive Plan Stock Option Agreement (Israel – 102)

10.33**#	Form of Adicet Bio, Inc. 2015 Stock Incentive Plan Restricted Stock Purchase Award Agreement

10.34**#	Adicet Bio, Inc. Share Option Plan (2014)

10.35**#	Amendment No. 1 to the Adicet Bio, Inc. Share Option Plan (2014)

10.36**#	Form of Adicet Bio, Inc. Share Option Plan (2014) Stock Option Award Notice

10.37**†	Lease Agreement, dated as of October 31, 2018, by and between Westport Office Park, LLC and Adicet Bio, Inc.

10.38**†	Business Park Lease, dated as of September 30, 2015, by and between Adicet Bio, Inc. and David D. Bohannon Organization

10.39**†	Amendment to Business Park Lease, dated as of September 2019, between Adicet Bio, Inc. and David D. Bohannon Organization

10.40**†	Loan and Security Agreement, dated as of April 28, 2020, between Adicet Bio, Inc. and Pacific Western Bank

Exhibit Number	Description of Exhibit

10.41**	Warrant to Purchase Stock, dated as of April 28, 2020, issued to Pacific Western Bank

10.42**	Form of Warrant to Purchase Stock issued to Beech Hill Securities, Inc.

10.43**+†	Amended and Restated License Agreement, dated as of May 21, 2014, by and between Technion Research and Development Foundation Ltd., acting on behalf of itself and the Technion-Israel Institute of Technology, and Adicet Bio, Inc. as successor in interest to Applied Immune Technology, Ltd.

10.44**+†	Amendment No. 1 to Amended and Restated License Agreement, dated as of June 30, 2015, by and between Technion Research and Development Foundation Ltd., acting on behalf of itself and the Technion-Israel Institute of Technology, and Applied Immune Technology, Ltd.

10.45**+†	Amendment No. 2 to Amended and Restated License Agreement, dated as of January 13, 2016, by and between Technion Research and Development Foundation Ltd., Applied Immune Technology, Ltd., and Adicet Bio, Inc.

10.46**+†	License and Collaboration Agreement, dated as of July 29, 2016, by and between Adicet Bio, Inc. and Regeneron Pharmaceuticals, Inc.

10.47**+†	Amendment No. 1 to License and Collaboration Agreement, dated as of April 24, 2019, by and between Adicet Bio, Inc. and Regeneron Pharmaceuticals, Inc.

10.48**	Form of Adicet Bio, Inc. Director and Officer Indemnification Agreement

10.49**†	Amendment No. 1 to Loan and Security Agreement, dated as of July 8, 2020, between Adicet Bio, Inc. and Pacific Western Bank

23.1*	Consent of KPMG LLP, independent registered public accounting firm of resTORbio, Inc.

23.2*	Consent of PricewaterhouseCoopers LLP, independent accountants of Adicet Bio, Inc.

23.3**	Consent of Goodwin Procter LLP (included in Exhibit 5.1 hereto)

23.4**	Consent of Morrison & Foerster LLP (included in Exhibit 8.1 hereto)

24.1**	Power of Attorney (included on signature page)

99.1**	Form of Proxy Card for the resTORbio, Inc. Special Meeting of Stockholders

99.2**	Opinion of JMP Securities LLP, financial advisor to resTORbio, Inc. (included as Annex B to this proxy statement/prospectus/information statement forming a part of this Registration Statement)

99.3**	Consent of JMP Securities LLP, financial advisor to resTORbio, Inc.

99.4**	Proposed Certificate of Amendment of the Third Amended and Restated Certificate of Incorporation of resTORbio, Inc. (included as Annex D to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

99.5**	Proposed Amendment to the 2018 Stock Option and Incentive Plan of resTORbio, Inc. (included as Annex E to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

99.6**	Consent to Reference in Registration Statement

99.7**	Consent to Reference in Registration Statement

99.8**	Consent to Reference in Registration Statement

99.9**	Consent to Reference in Registration Statement

99.10**	Consent to Reference in Registration Statement

101.INS**	Inline XBRL Instance Document

Exhibit Number	Description of Exhibit

101.SCH**	Inline XBRL Taxonomy Extension Schema Document

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104**	Cover Page Interactive Data File

*	Filed herewith.
**	Previously filed.
#	Indicates a management contract or any compensatory plan, contract or arrangement
+

Pursuant to Item 601(b)(10) of Regulation S-K, certain confidential portions of this exhibit were omitted by means of marking such portions with an asterisk because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

†

Non-material schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Boston, Commonwealth of Massachusetts, on the 19th day of August, 2020.

resTORbio, Inc.

By:	/s/ Chen Schor
Chen Schor
President and Chief Financial Officer

Pursuant to the requirements of the Securities Act, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Chen Schor Chen Schor	President, Chief Executive Officer and Director (principal executive officer, principal financial officer and principal accounting officer)	August 19, 2020

* Jeffrey Chodakewitz	Director	August 19, 2020

* Paul Fonteyne	Director	August 19, 2020

* Michael Grissinger	Director	August 19, 2020

* Jonathan Silverstein	Director	August 19, 2020

* David Steinberg	Director	August 19, 2020

* Lynne Sullivan	Director	August 19, 2020

By:	/s/ Chen Schor
Chen Schor Attorney-in-Fact * Pursuant to Power of Attorney